Form 40-F
period 2014-12-31
NEOVASC INC
filed 2015-03-30
CIK 1399708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014	Commission File Number:

Neovasc Inc.

(Exact name of Registrant as specified in its charter)

Canada	3841	Not Applicable
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

Suite 2135 – 13700 Mayfield Place

Richmond, British Columbia, Canada V6V 2E4

(604) 270-4344

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, NY 10011

(212) 894-8940

(Name, address (including zip code) and telephone number

(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, No Par Value	Nasdaq Stock Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

The Registrant had 53,842,344 Common Shares outstanding as at December 31, 2014

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

A.	Disclosure Controls and Procedures

Disclosure controls and procedures are defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Rule 13a-15(e) also provides that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2014. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Internal Controls over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

B.	Management's Annual Report on Internal Control Over Financial Reporting

The Registrant's management is responsible for establishing and maintaining adequate internal control over financial reporting. Rules 13a-15(f) and 15d-15(f) under the Exchange Act define "internal control over financial reporting" as a process designed by, or under the supervision of, the Registrant’s principal executive and principal financial officers and effected by the Registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Registrant are being made only in accordance with authorizations of management and directors of the Registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Registrant's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Chief Executive Officer and Chief Financial Officer, in cooperation with the other members of senior management and directors, are responsible for the Registrant’s design of internal control over financial reporting in order to provide reasonable assurance that the Registrant’s financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2014. In making this assessment, the Registrant’s management used the criteria established in the 2103 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant's management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2014. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Internal Controls Over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

C.	Attestation Report of the Registered Public Accounting Firm

The Registrant will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for so long as the Registrant remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

D.	Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, there have been no changes in the Registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

E.	Notice of Pension Fund Blackout Period

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2014.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Doug Janzen, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and applicable Canadian requirements.

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an "expert" for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

G.	Code of Ethics

The Registrant’s board of directors has adopted a code of ethics that applies to all directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer and other senior officers. The Registrant will provide a copy of the code of ethics without charge to any person that requests a copy by contacting the Corporate Secretary of the Registrant at the address that appears on the cover page of this Annual Report.

H.	Principal Accountant Fees and Services

Audit Fees

The aggregate fees billed by Grant Thornton LLP, Chartered Accountants, the Registrant’s external auditors, for the fiscal years ended December 31, 2014 and 2013 for audit services, including professional services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements for such years were Cdn$174,075 and Cdn$49,433, respectively. In 2014, $103,366 of these fees were paid for services rendered in connection with the bought deal financing completed on March 26, 2014, the filing of the Company’s shelf prospectus, the graduation of the Company to the TSX and listing of the Company on the Nasdaq capital market.

Audit-Related Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2014 and 2013 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were Cdn$nil and Cdn$nil, respectively

Tax Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2014 and 2013 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were Cdn$nil and Cdn$5,725, respectively. Tax services included preparation of corporate tax returns and review of tax provisions. In 2013, such fees were paid for review of tax provisions.

All Other Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2014 and 2013 other than for the services reported in the preceding three paragraphs, were Cdn$nil and Cdn$24,948, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2014, all audit and non-audit services performed by Grant Thornton LLP were pre-approved by the audit committee of the Registrant.

I.	Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

J.	Tabular Disclosure of Contractual Obligations

See "Management's Discussion and Analysis of Operations and Financial Position—Contractual Obligations and Contingencies—Contractual Obligations," included in Exhibit 1.2 to this Annual Report.

K.	Identification of the Audit Committee

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Paul Geyer, Douglas Janzen and Steven Rubin. Messrs. Geyer, Janzen and Rubin are independent as such term is defined under the rules and regulations of the Nasdaq Stock Market.

L.	Critical Accounting Policies

See “Management’s Discussion and Analysis of Operations and Financial Position—Changes in Critical Accounting Policies Including Initial Adoption,” included in Exhibit 1.2 to this Annual Report.

M.	Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

N.	Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

O.	Nasdaq Exemption

On April 30, 2014, the Registrant informed Nasdaq that as permitted by Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33-1/3% of the outstanding common shares of the company). The Registrant’s by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 5% of the Common Shares entitled to vote at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2014

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEOVASC INC.

Dated: March 30, 2015	By:	(signed) Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2014

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2014

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2014, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

