Form 40-F
period 2015-12-31
NEOVASC INC
filed 2016-03-29
CIK 1399708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015	Commission File Number: 001-36458

Neovasc Inc.

(Exact name of Registrant as specified in its charter)

Canada (Province or other Jurisdiction of Incorporation or Organization)	3841 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

Suite 5138 – 13562 Maycrest Way

Richmond, British Columbia, Canada V6V 2J7

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

The Registrant had 66,764,947 Common Shares outstanding as at December 31, 2015

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

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2015. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Internal Controls over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2015. In making this assessment, the Registrant’s management used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant's management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2015. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Internal Controls Over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

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

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2015.

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

Audit Fees

The aggregate fees billed by Grant Thornton LLP, Chartered Accountants, the Registrant’s external auditors, for the fiscal years ended December 31, 2015 and 2014 for audit services, including professional services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements for such years were $58,572 and $63,079, respectively.

Audit-Related Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2015 and 2014 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were $59,409and $93,588, respectively. In 2014, $93,588 of these fees were paid for services rendered in connection with the bought deal financing completed on March 26, 2014, the filing of the Company’s shelf prospectus, the graduation of the Company to the TSX and listing of the Company on the Nasdaq Capital Market.

Tax Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2015 and 2014 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $nil and $nil , respectively. Tax services included preparation of corporate tax returns and review of tax provisions.

All Other Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2015 and 2014 other than for the services reported in the preceding three paragraphs, were $773 and $941, respectively.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2015, all audit and non-audit services performed by Grant Thornton LLP were pre-approved by the audit committee of the Registrant.

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

See “Management’s Discussion and Analysis of Operations and Financial Position—Changes in Accounting Policies Including Initial Adoption,” included in Exhibit 1.2 to this Annual Report.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2015

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEOVASC INC.

Dated: March 29, 2016	By:	/s/ Chris Clark
	Name:	Chris Clark
	Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2015

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2015, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).