Form 40-F
period 2016-12-31
NEOVASC INC
filed 2017-03-23
CIK 1399708

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016	Commission File Number:	001-36458

Neovasc Inc.

(Exact name of Registrant as specified in its charter)

Canada	3841	Not Applicable
(Province or other Jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification No.)
Incorporation or Organization)	Classification Code Number)

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

The Registrant had 78,683,345 Common Shares outstanding as at December 31, 2016

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

Disclosure controls and procedures are defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), as those controls and other procedures that are designed to ensure that information required to be disclosed by the Registrant in reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Rules 13a-15(e) and 15d-15(e) also provide that disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Registrant is accumulated and communicated to the Registrant's management as appropriate to allow timely decisions regarding required disclosure.

The Registrant's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of the Registrant’s disclosure controls and procedures and have concluded that such disclosure controls and procedures were effective as at December 31, 2016. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Internal Controls over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

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

Management assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2016. In making this assessment, the Registrant’s management used the criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Registrant's management has concluded that the Registrant’s internal control over financial reporting was effective as of December 31, 2016. See "Management's Discussion and Analysis of Operations and Financial Position—Disclosure Controls and Internal Controls Over Financial Reporting" included in Exhibit 1.2 to this Annual Report.

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

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2016.

F.	Audit Committee Financial Expert

The Registrant's board of directors has determined that Mr. Doug Janzen, an individual serving on the audit committee of the Registrant's board of directors, is an audit committee financial expert within the meaning of General Instruction B(8)(b) of Form 40-F under the Exchange Act and is independent within the meaning of Rule 10A-3 under the Exchange Act and under applicable Canadian and Nasdaq Stock Market ("Nasdaq") requirements.

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

Audit Fees

The aggregate fees billed by Grant Thornton LLP, Chartered Accountants, the Registrant’s external auditors, for the fiscal years ended December 31, 2016 and 2015 for audit services, including professional services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements for such years were $74,102 and $45,806, respectively.

Audit-Related Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2016 and 2015 for assurance and related services rendered by it that are reasonably related to the performance of the audit or review of the Registrant's financial statements and that are not reported above as audit fees were $44,422 and $46,460, respectively. Audit-related services included reviews for each interim period during the year.

Tax Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2016 and 2015 for professional services rendered by it for tax compliance, tax advice, tax planning and other services were $nil and $nil, respectively. Tax services included preparation of corporate tax returns and review of tax provisions.

All Other Fees

The aggregate fees billed by Grant Thornton LLP for the fiscal years ended December 31, 2016 and 2015 other than for the services reported in the preceding three paragraphs, were $6,909 and $605, respectively. Other fees relate to Canadian Public Accountability Board charges and fees in relation to consent procedures.

Audit Committee Pre-Approval Policies and Procedures

All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant.

For the fiscal year ended December 31, 2016, all audit and non-audit services performed by Grant Thornton LLP were pre-approved by the audit committee of the Registrant.

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

The Registrant has established a separately-designated standing audit committee in accordance with Section 3(a)(58)(A) of the Exchange Act. The audit committee is comprised of Messrs. Paul Geyer, Douglas Janzen and Steven Rubin. Messrs. Geyer, Janzen and Rubin are independent as such term is defined under Rule 10A-3 under the Exchange Act and the rules and regulations of the Nasdaq.

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

EXHIBITS

The following exhibits are filed as part of this Annual Report:

Number	Document

1.1	Annual Information Form for the year ended December 31, 2016

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211325), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NEOVASC INC.

Dated: March 23, 2017	By:	/s/ Chris Clark
Name: Chris Clark
Title: Chief Financial Officer

EXHIBIT INDEX

Number	Document

1.1	Annual Information Form for the year ended December 31, 2016

1.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2016

1.3	Audited Consolidated Financial Statements for the year ended December 31, 2016, prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, including the report of the auditors thereon

23.1	Consent of Grant Thornton LLP

31.1	Certification of the CEO and CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification of the CEO and CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibits 1.1, 1.2 and 1.3 are incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 12, 2016 (File No. 333-211325), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986) (together, the "Registration Statements"). Exhibit 23.1 is incorporated by reference as an exhibit to the Registration Statements.