Form 20-F
period 2017-12-31
NEOVASC INC
filed 2018-04-30
CIK 1399708

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36458

Neovasc Inc. (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English)
Canada (Jurisdiction of incorporation or organization)
Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, Canada V6V 2J7 (Address of principal executive offices)

Chris Clark, Chief Financial Officer; Tel (604) 248-4138; Fax (604) 270-4384
Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, Canada V6V 2J7
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common Shares, No Par Value	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 477,441,751 Common Shares outstanding as at December 31, 2017.

Indicate by check mark whether Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act

☐ Yes    ☒ No

If this report is an annual or transition report, indicate by check mark if Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Sections 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes    ☐ No

Indicate by check mark whether the Registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit and post such files).

☐ Yes    ☐ No

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☐	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If "Other" has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:

☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

GENERAL MATTERS

        In this Annual Report on Form 20-F ("Annual Report"), all references to the "Company", "Neovasc", "our", "us" or "we" refer to Neovasc Inc. and its subsidiary, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See "Glossary of Terms".

        Neovasc uses the United States dollar as its reporting currency. All references to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars. On April 27, 2018 the daily averge exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7778. See also Item 3 — "Key Information" for more detailed currency and conversion information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Annual Report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. The words "expect", "anticipate", "plan", "may", "will", "estimate", "continue", "intend", "believe", "target", "potential", "seek", "explore" and other similar words or expressions are intended to identify such forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this Annual Report include, but are not limited to, statements relating to:

  •
  our ability to continue as a going concern;

  •
  our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;

  •
  the Company's strategy to re-establish trust and confidence with its stakeholders and re-structure its financing;

  •
  the Company's estimates regarding its fully diluted share capital and future dilution to shareholders;

  •
  our intention to expand the indications for which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);

  •
  clinical development of our products, including the results of current and future clinical trials and studies;

  •
  our intention to apply for CE Mark approval for the Tiara in approximately 2020 and look for potentially faster pathways to such approval;

  •
  the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2018 as required approvals are obtained;

  •
  our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;

  •
  our plans to develop and commercialize the Tiara transfemoral trans-septal system, including our ability to improve current prototypes;

  •
  our strategy to refocus our business towards development and commercialization of the Reducer and the Tiara;

  •
  the amount of estimated additional litigation expenses required to defend the Company in ongoing lawsuits and claims;

  •
  our ability to replace historical revenues from the tissue and consulting services businesses with revenues from the Reducer and the Tiara in a timely manner;

  •
  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  •
  the cost of post-market regulation if we receive necessary regulatory approvals;

  •
  our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and Europe;

  •
  our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;

  •
  the anticipated dedicated Reducer symposium at the Euro PCR Conference in May 2018;

  •
  our intention to continue directing a significant portion of our resources into sales expansion;

  •
  our ability to get our products approved for use;

  •
  the benefits and risks of our products as compared to others;

  •
  our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;

  •
  our plans to increase Reducer implants in Europe in 2018;

  •
  our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;

  •
  our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  •
  sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;

  •
  our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;

  •
  our ability to meet our cash expenditure covenants;

  •
  our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;

  •
  the anticipated sale of the Company's office and laboratory building in Richmond, British Columbia in June 2018 and the adequacy of the Company's facilities to meet its ongoing needs;

  •
  the rate and degree of market acceptance of our products;

  •
  the timing and amount of reimbursement for our products;

  •
  the composition and compensation of our management team and board of directors;

  •
  the impact of foreign currency exchange rates; and

  •
  the composition and compensation of our board of directors and senior management team in the future.

        Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

  •
  the substantial doubt about our ability to continue as a going concern;

  •
  risks relating to the warrants issued pursuant to the November 2017 underwritten public offering of 6,609,588 Series A units (the "Series A Units") of the Company and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units"), at a price of $1.46 per Unit (the "2017 Public Transaction") and the warrants and senior secured convertible notes (the "Notes") issued pursuant to the November 2017 private placement (the "2017 Private Placement", and together with the 2017 Public Transaction, the "2017 Financings"), resulting in significant dilution to our shareholders;

  •
  risks relating to our need for significant additional future capital and our ability to raise additional funding;

  •
  risks relating to cashless exercise and adjustment provisions in the warrants (the "Warrants") and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;

  •
  risks relating to the sale of a significant number of common shares of the Company ("Common Shares");

  •
  risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties;

  •
  risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market ("Nasdaq") or the Toronto Stock Exchange ("TSX"), which could affect their market price and liquidity;

  •
  risks relating to our Common Share price being volatile;

  •
  risks relating to the influence of significant shareholders of the Company over our business operations and share price;

  •
  risks relating to our significant indebtedness, and its effect on our financial condition;

  •
  risks relating to claims by third parties alleging infringement of their intellectual property rights;

  •
  risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;

  •
  our ability to establish, maintain and defend intellectual property rights in our products;

  •
  risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;

  •
  our history of losses and significant accumulated deficit;

  •
  risks associated with product liability claims, insurance and recalls;

  •
  risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;

  •
  risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;

  •
  risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;

  •
  our ability to convince public payors and hospitals to include our products on their approved products lists;

  •
  risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;

  •
  risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;

  •
  risks associated with the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;

  •
  risks associated with post-market regulation of our products;

  •
  health and safety risks associated with our products and our industry;

  •
  risks associated with our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;

  •
  risk of animal disease associated with the use of our products;

  •
  risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products;

  •
  risks relating to our dependence on limited products for substantially all of our current revenues;

  •
  risks relating to our exposure to adverse movements in foreign currency exchange rates;

  •
  risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;

  •
  risks relating to breaches of anti-bribery laws by our employees or agents;

  •
  risks associated with future changes in financial accounting standards and new accounting pronouncements;

  •
  risks relating to our dependence upon key personnel to achieve our business objectives;

  •
  our ability to maintain strong relationships with physicians;

  •
  risks relating to the sufficiency of our management systems and resources in periods of significant growth;

  •
  risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;

  •
  risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;

  •
  risks relating to our ability to successfully enter into fundamental transactions ("Fundamental Transactions") as defined in the Series C warrants issued pursuant to the 2017 Financings (the "Series C Warrants");

  •
  anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; and

  •
  risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers.

        Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

  •
  our ability to continue as a going concern;

  •
  our regulatory and clinical strategies will continue to be successful;

  •
  our current positive interactions with regulatory agencies will continue;

  •
  recruitment to clinical trials and studies will continue;

  •
  the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;

  •
  current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;

  •
  the regulatory requirements for approval of marketing authorization applications will be maintained;

  •
  our current good relationships with our suppliers and service providers will be maintained;

  •
  our estimates of market size and reports reviewed by us are accurate;

  •
  our efforts to develop markets and generate revenue from the Reducer will be successful;

  •
  genericisation of markets for the Tiara and the Reducer will develop;

  •
  capital will be available on terms that are favorable to us; and

  •
  our ability to retain and attract key personnel, including members of our board of directors and senior management team.

        By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under Item 3.D "Risk Factors". Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

        The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

GLOSSARY OF TERMS

        This glossary contains general terms used in the discussion of the cardiovascular medical device industry, as well as specific technical terms used in the descriptions of the Company's technology and business.

        Angioplasty: a procedure for the elimination of areas of narrowing in blood vessels.

        Aortic: of or pertaining to the aorta or aortic heart valve.

        Artery: blood vessel that carries oxygenated blood from the heart to the body's organs.

        Atrium: chamber in the heart.

        Balloon catheter: hollow tube with a tiny balloon on its tip, used for gaining access to the arteries; once the catheter is in position, the balloon is inflated in order to push open a section of artery that is obstructed (see Angioplasty).

        Biocompatible: materials that can be implanted or used in a patient without the body reacting adversely to the material.

        Bovine: of or derived from or pertaining to a cow.

        Cardiac reconstruction: procedure to repair damaged portions of the heart in order to improve its function.

        Cardiovascular: system encompassing the heart, veins and arteries.

        Cardiovascular disease: disease that restricts blood flow within the arteries, generally due to a build-up of Plaque; may refer to coronary or peripheral arteries, or both.

        Catheter: hollow tube used for gaining access to the arteries, either to deliver medications or devices, or to withdraw fluids or samples from the body.

        CCS: the Canadian Cardiovascular Society.

        CE Mark: designation used to signify regulatory approval for the sale of a product in the European Union.

        Coronary Artery: artery that supplies oxygen-rich blood to the heart muscle.

        Coronary Artery Disease: disease that affects the Coronary Arteries (the arteries that provide oxygenated blood to the heart muscle); also called cardiovascular disease. (See Cardiovascular Disease).

        COSIRA: the Company's Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner.

        COSIRA-II: the Company's Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multicenter, randomized, double-blinded, sham-controlled clinical trial of approximately 380 participants at up to 35 investigational centers in North America who will be randomized and followed through 5 years.

        FDA: U.S. Food and Drug Administration; governing body that regulates approval for the sale of medical devices in the United States.

        French: The French size is a measure of the external diameter of a catheter, a catheter of 1 French has a diameter of 1/3 mm.

        Health Canada: the federal department of health of Canada responsible for the regulation of drugs, natural health products, cosmetics and medical devices and includes the Therapeutic Products Directorate, which in turn includes the Medical Devices Bureau.

        IDE: an investigational device exemption, which allows the investigational device to be used in a U.S. clinical study in order to collect safety and effectiveness data required to support a Premarket Approval (PMA) application or a Premarket Notification 510(k) submission to the FDA. All clinical evaluations of investigational devices in the United States, unless exempt, must have an approved IDE before the study is initiated.

        Interventional Cardiology: practice of treating Coronary Artery Disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

        Mitral: of or pertaining to the mitral heart valve.

        Mitral Regurgitation: inadequate function of the mitral valve allowing blood to leak back through the closed valve. This is a severe and debilitating medical condition.

        Nasdaq: the Nasdaq Capital Market.

        Pericardium: sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.

        Peripatch™: tissue material made from bovine or Porcine pericardium; used to repair damaged/diseased vessels or organs by working as an internal bandage or as a component in the manufacture of heart valves.

        Plaque: deposit of fats, cholesterol and other substances on artery walls that eventually causes arteries to become narrowed, restricting proper blood flow.

        Porcine: of or derived from or pertaining to a swine or pig.

        Reducer: the Neovasc Reducer™, Neovasc's proprietary technology for the treatment of refractory angina.

        Stent: expandable, metallic tube inserted into a diseased artery to hold vessel open and maintain proper blood flow; may be used to deliver medication to the artery wall (a "drug-eluting stent").

        Tiara: the Tiara™, Neovasc's proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease.

        TIARA-I: the Company's multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara in high risk surgical contexts.

        TIARA-II: the Company's multinational, multicenter study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

        Transcatheter: implanted or completed via a catheter or small tube instead of surgically.

        Transcatheter heart valves: specialized artificial heart valves which are implanted via a catheter rather than a traditional surgical approach.

        TSX: the Toronto Stock Exchange.

        Vein: blood vessel that carries de-oxygenated blood from the body organs to the heart.

        Vessel: artery, vein or duct that carries blood through the body.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.    Directors and Senior Management

        Not applicable.

B.    Advisors

        Not applicable.

C.    Auditors

        Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.    KEY INFORMATION

A.    Selected Financial Data

        The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected consolidated financial information as at and for the years ended December 31, 2017, December 31, 2016, December 31, 2015, December 31, 2014 and December 31, 2013 has been derived from Neovasc's audited financial statements and accompanying notes.

        The selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis" and the audited financial statements and accompanying notes contained elsewhere in this Annual Report. The selected consolidated financial information set out below may not be indicative of Neovasc's future performance.

	Year Ended December 31,
	2017		2016		2015		2014		2013
Revenues		$5,389,014		$9,512,796		$9,929,940		14,370,667		11,406,955
Loss		(22,908,721)		(86,494,893)		(26,730,490)		(17,175,745)		(6,554,493)
Basic and diluted loss per share		(0.28)		(1.28)		(0.41)		(0.33)		(0.10)
Total assets		22,206,443		98,809,503		61,228,394		20,368,421		6,998,267
Total long-term liabilities and damages provision		32,577,647		111,781,096		—		—		—
Cash dividend declared per share	$	nil	$	nil	$	nil	$	nil	$	nil

B.    Capitalization and Indebtedness

        Not applicable.

C.    Reasons for the Offer and Use of Proceeds

        Not applicable.

D.    Risk Factors

        This document contains forward-looking statements regarding the Company, business, prospects and results of operations that involve risks and uncertainties. Neovasc's actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Report. If any of the following risks occur, the Company's business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

        Investment in the Common Shares of the Company is highly speculative and involves a high degree of risk, is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this Annual Report with their professional advisors.

There is substantial doubt about our ability to continue as a going concern.

        Our audited consolidated financial statements for the year ended December 31, 2017 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on our audited consolidated financial statements as at and for the years ended December 31, 2017, 2016 and 2015. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2017, the Company had approximately $17.5 million in cash and cash equivalents, sufficient cash for approximately nine months of operations and will need to raise obtain additional debt or equity financing later in 2018 to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Warrants and Notes issued pursuant to the 2017 Financings have resulted in significant dilution to our shareholders and may result in further significant dilution.

        As part of the 2017 Financings, we issued certain Warrants and the Notes containing so-called full-ratchet anti-dilution provisions as well as other anti-dilution provisions that may be triggered upon any future issuance by us of Common Shares or Common Share equivalents at a price per share below the then-exercise price of the Warrants or conversion price of the Notes, subject to some exceptions, which could result in significant additional dilution to our shareholders. In addition, certain of the Warrants and the Notes contain future-priced conversion or exercise provisions and certain other provisions that reset the conversion or exercise price of such securities based on the market price of the Common Shares at a future date. These provisions have resulted in the issuance of a large number of Common Shares because the market price for our Common Shares declined below the initial conversion and exercise prices following the 2017 Financings, thereby putting pressure on the market price of our Common Shares and increasing the risk of further significant dilution upon subsequent conversions or exercises of the securities. For example, as of April 24, 2018, 66,592,511 Warrants had been exercised for 1,474,155,129 common shares in the capital of the Company ("Warrant Shares") and 59,633,487 Warrants remained outstanding. As of April 24, 2018, $3,225,000 aggregate principle amount of the Notes had been converted for 105,815,242 Common Shares and $29,525,000 aggregate principle amount of the Notes remained outstanding. As of April 27, 2018, the market price of our Common Shares remains significantly below the initial conversion and exercise prices of the Notes and the Warrants. To the extent that purchasers of the Warrants or Notes sell or exercise additional Warrants or convert the Notes, the market price of our Common Shares may decrease further due to the additional dilution and selling pressure in the market. The risk of dilution from issuances of Warrant Shares or pursuant to the conversion of the Notes may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price. For a description of the Warrants exercised and the Common Shares issued pursuant to such exercises to date, see Item 10.A "Share Capital" of this Annual Report.

We have significant additional future capital needs and there are uncertainties as to our ability to raise additional funding.

        We require significant additional capital resources to expand our business, in particular the further development of our medical devices. Technical innovations often require substantial time and investment before we can determine commercial viability. Advancing our products, market expansion of our currently marketed products or acquisition and development of any new products or medical devices will require considerable resources and additional access to capital markets. In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

  •
  we experience more competition for our medical devices from other medical device companies or in more markets than anticipated;

  •
  we experience delays or unexpected increases in costs in connection with obtaining regulatory approvals for our products in the various markets where we hope to sell our products;

  •
  we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, or other lawsuits, brought by either us or our competition;

  •
  we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

  •
  we experience setbacks in our progress with pre-clinical studies and clinical trials are delayed;

  •
  we are required to perform additional pre-clinical studies and clinical trials; or

  •
  we elect to develop, acquire or license new technologies, products or businesses.

        We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect medical device companies such as ours, are unfavourable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares which could result in significant dilution to our shareholders. Additionally, the cashless exercise, future-priced conversion or exercise formulae, and full-ratchet anti-dilution provisions contained in the Warrants and Notes issued pursuant to the 2017 Financings may make it more difficult and more expensive for us to raise capital in the future. See the risk factor entitled "Cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors."

        If sufficient capital is not available, we may be required to delay our business expansion or our research and development projects, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.

        The Warrants and Notes issued pursuant to the 2017 Financings include, among other things, provisions relating to future-priced conversion or exercise formulae and full-ratchet anti-dilution provisions and may be exercised on a "net" or "cashless" basis. Under such circumstances, holders of such Warrants or Notes may, in lieu of making a cash payment when exercising a Warrant, elect instead to receive the "net" number of Warrant Shares determined in accordance with a formula referred to in the respective Warrant as the "Alternate Cashless Exercise", or when converting their Notes, receive a "net" number of Common Shares determined in accordance with a formula referred to in the Notes as the "Alternate Conversion Price", and pursuant to other terms and conditions. If we are unable to raise additional capital at an effective price per Common Share that is higher than the exercise price of these Warrants or the conversion price of the Notes, the anti-dilution provisions contained in these securities may make it more difficult and more expensive to raise capital in the future. Any reduction in the exercise prices of these Warrants or the conversion price of these Notes, or any increase in the number of Common Shares issuable upon the exercise of these Warrants or the conversion of these Notes may also result in additional dilution in the per share net tangible book value of our Common Shares.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, have depressed and may continue to depress the market price of the Common Shares.

        Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. While we cannot predict the effect that sales of the securities issued pursuant to the 2017 Financings or other equity-related securities have on the market price of the Company's Common Shares, we believe that issuances of Common Shares upon the exercise of Warrants containing future-priced exercise formulae and the sales of such Common Shares in the public markets, or the perception of such sales, have materially impacted the market price for the Common Shares since the 2017 Financings, regardless of the performance of the Company. The price of the Common Shares could be affected by further sales of the securities issued or issuable pursuant to the 2017 Financings or by hedging or arbitrage trading activity which we expect may be occurring involving the securities issued or issuable pursuant to the 2017 Financings.

The sale of Common Shares issued upon exercise of the Warrants or conversion of the Notes issued pursuant to the 2017 Financings could encourage short sales by third parties which could further depress the price of the Common Shares.

        Any downward pressure on the price of Common Shares caused by the sale of the Common Shares issued upon the exercise of the Warrants or upon conversion of the Notes could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

Our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

        Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol "NVCN". We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share and a total market value of $35 million. On January 2, 2018, we received a notice from The Nasdaq Listing Qualifications Department indicating that the minimum bid price for our Common Shares had fallen below $1.00 for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Listing Rule 5550(a)(2) — bid price. We have 180 calendar days from January 2, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of our Common Shares will need to be at least $1.00 per share for a minimum of 10 consecutive business days. On April 27, 2018, the closing price of the Common Shares was $0.04 on the Nasdaq. On March 22, 2018, we received a notice from The Nasdaq Listing Qualifications Department indicating that the market value of our listed securities had fallen below $35 million for 30 consecutive business days, and that, therefore, we were no longer in compliance with Nasdaq Listing Rule 5550(b)(2). We have 180 calendar days from March 22, 2018 to regain compliance with the minimum bid price requirement. To regain compliance, the market value of our listed securities must exceed $35 million for a minimum of 10 consecutive business days. The dilution or perception of dilution from the 2017 Financings, pressure on the share price from the future-priced exercise or conversion features of the Warrants or Notes issued pursuant to the 2017

Financings, or from subsequent sales of Common Shares issued upon the exercise of such Warrants or the conversion of such Notes, may continue to put downward pressure on the price and market value of our Common Shares. If we effect a reverse stock split to regain compliance with the Nasdaq minimum bid price requirement, this would trigger a repricing under the Warrants and Notes issued pursuant to the 2017 Financings in accordance with the provisions therein, which would result in further dilution to our shareholders.

        In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities meet all enumerated criteria for continued listing on the Nasdaq. We cannot assure you that the Nasdaq will not exercise such discretionary authority.

        On November 13, 2017, the TSX reported that Neovasc Inc. is under a remedial delisting review. The Company had 120 days to regain compliance with the exchange's continued listing requirements. It has been the practice of the TSX to place a listed issuer relying on the financial hardship exemption under review for continued listing. The Company responded to the TSX requests for information and in March 2018, the Company regained compliance with the continued listing requirements of the TSX.

        There can be no assurance that our Common Shares will remain listed on the Nasdaq or the TSX. If we fail to meet or regain compliance with any of the Nasdaq's or the TSX's continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

Our Common Share price has experienced significant volatility and may be subject to fluctuation in the future based on market conditions or exercises of the Warrants or conversion of the Notes issued pursuant to the 2017 Financings.

        The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public's reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the other factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2017 to April 27, 2018, the closing price of the Common Shares on the TSX has ranged from a high of C$2.82 to a low of C$0.05 and from January 1, 2017 to April 27, 2018 the closing price of the Common Shares on the Nasdaq has ranged from a high of $2.14 to a low of $0.04.

        Any negative change in the public's perception of our prospects could cause the price of our securities to decrease dramatically. Furthermore, selling pressure caused by the 2017 Financings, the conversion of the Notes or the exercise of the Warrants issued pursuant to the 2017 Financings, adjustments to the exercise prices of such Warrants or the conversion price of such Notes as a result of anti-dilution or future-priced conversion or exercise provisions therein or otherwise, or negative change in the public's perception of the prospects of medical companies in general, could further depress the price of our securities, regardless of our performance. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

Certain shareholders of the Company hold significant amounts of the listed and outstanding Common Shares, or securities convertible into Common Shares, which could influence our business operations and sales of our shares by such shareholders could influence our share price.

        To the best knowledge of the Company, Capital World Investors, Frost Gamma Investments Trust, Hudson Bay Capital Management LP, Magnetar Financial LLC, Gagnon Securities and Opko Health, Inc. ("OPKO") each own beneficially, directly or indirectly, over 5% of the Common Shares on a diluted basis. The holdings of certain of these securityholders may increase upon the exercise of Warrants or conversion of Notes issued to them pursuant to the 2017 Financings. The exercise of voting rights associated with shares held by these shareholders at meetings of shareholders may have significant influences on our business operations. If any of these major securityholders sell their shares, it could have significant influences on our share price, depending on the market environment at the time of such sale.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

        As of December 31, 2017, we had approximately $32,750,000 of indebtedness. At December 31, 2017, we had approximately $27,837,500 of senior secured indebtedness outstanding. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

  •
  making it more difficult for us to satisfy our obligations with respect to our indebtedness;

  •
  increasing our vulnerability to adverse changes in general economic, industry, and competitive conditions;

  •
  requiring us to dedicate a significant portion of our cash flows from operations to make payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital and other general corporate purposes;

  •
  limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

  •
  restricting us from capitalizing on business opportunities;

  •
  placing us at a competitive disadvantage compared to our competitors that have less debt;

  •
  limiting our ability to borrow additional funds for working capital, acquisitions, execution of our business strategy, or other general corporate purposes; and

  •
  limiting our ability to enter into certain commercial arrangements because of concerns of counterparty risks.

        The occurrence of any one or more of these circumstances could have a material adverse effect on us. Our ability to make scheduled payments on or to refinance our indebtedness, including on the Notes, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to repay or refinance our debt, including the Notes, or to fund our other liquidity needs. If we are unable to make our scheduled payments on our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt, including the Notes. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

        Moreover, in the event of a default, the holders of the applicable indebtedness, including holders of the Notes, could elect to declare all the funds borrowed to be due and payable. We cannot be certain that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. In addition, the Notes are secured by a first priority lien on all of our present and after-acquired personal property, which includes all of our assets in the U.S., Canada and Israel related to the Tiara and the Reducer, and, upon the occurrence and continuation of any event of a default the Notes, the holders of the Notes generally would be entitled to seize the collateral. Any such event of defaults could materially and adversely affect our results of operations and financial condition.

Third parties may claim we are infringing their intellectual property or have misappropriated their trade secrets and we could suffer significant litigation or licensing expenses or be prevented from selling products.

        We may be involved in substantial litigation regarding patent and other intellectual property and trade secret rights in the medical device industry. We may be subject to challenges by third parties regarding our intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term. From time to time, we have been and may in the future be forced to defend against claims and legal actions alleging infringement of the intellectual property rights of others, and such intellectual property litigation is typically costly and time-consuming. In particular, see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" herein for a description of certain pending and ongoing legal proceedings. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions, or could require us to seek licenses from third parties and, if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, selling or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors access to the same technologies.

        Third parties could also obtain patents that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Such licenses may materially increase our expenses. If we are unable to redesign products or obtain a license, we might have to exit a particular product offering.

        The success of our business depends in part on our ability to obtain and maintain intellectual property protection for our technology and know-how, and operate without infringing the intellectual property rights of other companies. It is possible that as a result of future litigation our products currently marketed or under development may be found to infringe or otherwise violate third party intellectual property rights. Intellectual property litigation proceedings, if instituted against us, could result in substantial costs, inability to market our products including the Tiara, loss of our proprietary rights and diversion of our management's and technical team's attention and resources.

The Company is subject to lawsuits that could divert its resources and result in the payment of significant damages and other remedies.

        From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, intellectual property rights matters, employment matters and tax matters. Litigation to defend the Company against claims by third parties, or to enforce any rights that the Company may have against third parties, may be necessary, which could result in substantial costs and diversion of the Company's resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Company's business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against the Company for amounts in excess of management's expectations or any applicable insurance coverage or indemnification right, the Company's results of operations and financial condition could be materially adversely affected. Any litigation to which the Company is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Corporation may decide to settle lawsuits on similarly unfavorable terms. Moreover, the Company cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Company's business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" of this Annual Report.

        The Company is engaged in litigation with CardiAQ Valve Technologies Inc. ("CardiAQ"), as further described below. Litigation resulting from CardiAQ's claims has been, and is expected to continue to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that further judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages that could exceed our resources and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial position.

        On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara ("CardiAQ v. Neovasc Inc."). On May 19, 2016, a jury awarded $70 million in favour of CardiAQ on certain trade secret claims. On October 31, 2016, a judge awarded an additional $21 million in enhanced damages to the jury's award. On January 18, 2017, a judge granted CardiAQ's motion for pre- and post-judgment interest, all as more particularly described in Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings herein. Neovasc and CardiAQ each appealed on various grounds. The judgment in the District of Massachusetts case, including the pre- and post- judgment interest amounts, was stayed pending completion of the upcoming appeal pursuant to a court order of December 23, 2016. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

        On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals and exchanged further written submissions in rebuttal and substantiation of the respective appeals. No hearing date has yet been set by the court. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

        On March 24, 2017, CardiAQ filed a related lawsuit in the United States District Court for the District of Massachusetts, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, it amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company has moved to dismiss the lawsuit, and briefing on the Company's motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

        The Company has continued to investigate a potential claim involving another party's intellectual property rights. The Company is in settlement discussions with that party and believes that settlement of the matter may be possible. The Company believes that there is a possibility that party may make claims against the Company, if a settlement is not reached, and should that happen the Company will defend itself vigorously.

        The Company intends to continue to vigorously defend itself in this ongoing litigation and potential claim. The outcome of these matters is not currently determinable.

        When the company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. As at December 31, 2016, the Company fully provided for the damages awards described above and as at December 31, 2017 that provision was fully released as the damages were paid in full during the year.

Our inability to protect our intellectual property could have a material adverse effect on our business.

        Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so. Although we seek to protect our proprietary rights through a variety of means, we cannot guarantee that the protective steps we have taken are adequate to protect these rights. Patents issued to or licensed by us in the past or in the future may be challenged and held invalid. The scope of our patent claims also may vary between countries, as individual countries have distinctive patent laws. In addition, as our patents expire, we may be unsuccessful in extending their protection through patent term extensions. The expiration of, or the failure to maintain or extend our patents, could have a material adverse effect on us.

        We also rely on confidentiality agreements with certain employees, consultants and other third parties to protect, in part, trade secrets and other proprietary information. These agreements could be breached and we may not have adequate remedies for such a breach. In addition, others could independently develop substantially equivalent proprietary information or gain access to our trade secrets or proprietary information.

        We may spend significant resources to enforce our intellectual property rights and such enforcement could result in litigation. Intellectual property litigation is complex and can be expensive and time-consuming. However, our efforts in this regard may not be successful. We also may not be able to detect infringement. In addition, competitors may design around our technology or develop competing technologies. Patent litigation can result in substantial cost and diversion of effort. Intellectual property protection may also be unavailable or limited in some foreign countries, enabling our competitors to capture increased market position. The invalidation of key intellectual property rights or an unsuccessful outcome in lawsuits filed to protect our intellectual property could have a material adverse effect on our financial condition, results of operations or prospects.

Our products are continually the subject of clinical trials conducted by us, our competitors, or other third parties, the results of which may be unfavorable, or perceived as unfavorable, and could have a material adverse effect on our business, financial condition, and results of operations.

        The regulatory approval process for new products and new indications for existing products requires extensive clinical trials and procedures, including early clinical experiences and regulatory studies. Unfavorable or inconsistent clinical data from current or future clinical trials or procedures conducted by us, our competitors, or third parties, or perceptions regarding this clinical data, could adversely affect our ability to obtain necessary approvals and the market's view of our future prospects. Such clinical trials and procedures are inherently uncertain and there can be no assurance that these trials or procedures will be completed in a timely or cost-effective manner or result in a commercially viable product. Failure to successfully complete these trials or procedures in a timely and cost-effective manner could have a material adverse effect on our prospects. Clinical trials or procedures may experience significant setbacks even after earlier trials have shown promising results. Further, preliminary results from clinical trials or procedures may be contradicted by subsequent clinical analysis. In addition, results from our clinical trials or procedures may not be supported by actual long-term studies or clinical experience. If preliminary clinical results are later contradicted, or if initial results cannot be supported by actual long-term studies or clinical experience, our business could be adversely affected. Clinical trials or procedures may be suspended or terminated by us or regulatory authorities at any time if it is believed that the trial participants face unacceptable health risks.

        A number of companies in the medical device industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated.

        Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, the Company may be required to report some of these relationships to the FDA. The FDA may conclude that a financial relationship between the company and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA and may ultimately lead to the denial of regulatory approval of one or more of our product candidates.

We have a history of significant losses and a significant accumulated deficit.

        We may incur losses in the future and our losses may increase. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 2017, we had a net loss of $24,859,117 and at December 31, 2017, we had an accumulated deficit of $224,692,327. We have increased our research and development expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in research and development expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. There can be no assurance that revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

We are subject to the risks associated with product liability claims, insurance and recalls.

        Prior to patient use, our products undergo extensive clinical testing and are approved by the applicable regulatory authorities. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners may sell products which are defectively manufactured or labeled, contain defective components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, failure to adhere to good clinical practices, failure to adhere to good manufacturing practices, non-compliance with clinical protocols or the presence of other harmful conditions in a clinical trial inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims from patients in clinical trials. Such liability might result from claims made directly by consumers or by medical device companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down — notably in the United States and other common law jurisdictions — against medical device companies based on claims for injuries allegedly caused by the use of their products. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our Common Shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our reputation and on our ability to attract and retain customers for our products.

Use of our products in unapproved circumstances could expose us to liabilities.

        The marketing approval from the FDA and other regulators of certain of our products are, or are expected to be, limited to specific indications. We are prohibited by law from marketing or promoting any unapproved use of our products. Physicians, however, in most jurisdictions, can use these products in ways or circumstances other than those strictly within the scope of the regulatory approval. Although the product training we provide to physicians and other health care professionals is limited to approved uses or for clinical trials, no assurance can be given that claims might not be asserted against us if our products are used in ways or for procedures that are not approved.

We have substantial competition in the medical device industry and with respect to our products.

        The medical device industry is highly competitive and is characterized by extensive research and development and rapid technological change. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of medical devices in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world's largest medical device companies are developing, or could potentially develop, products that could compete with ours.

        Many of the companies developing competing technologies and products may have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us and that such competitors will commercialize products that will render our medical devices obsolete. We face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent positions of others. In addition, these companies and institutions also compete with us in recruiting and retaining qualified personnel. If we fail to develop new products or enhance our existing products in the face of such strong competition, such competition could have a material adverse effect on our business, financial condition or results of operations.

Our approved products may not achieve or maintain expected levels of market acceptance, which could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

        Even if we are able to obtain regulatory approvals for our products, the success of those products is dependent upon achieving and maintaining market acceptance. New medical devices that appear promising in development may fail to reach the market or may have only limited or no commercial success. Levels of market acceptance for our products could be impacted by several factors, many of which are not within our control, including but not limited to:

  •
  safety, efficacy, convenience and cost-effectiveness of our products compared to products of our competitors;

  •
  scope of approved uses and marketing approval; timing of market approvals and market entry;

  •
  difficulty in, or excessive costs to, manufacture; infringement or alleged infringement of the patents or intellectual property rights of others;

  •
  availability of alternative products from our competitors;

  •
  acceptance of the price of our products; and

  •
  ability to market our products effectively at the retail level.

        In addition, the success of any new product will depend on our ability to either successfully build our in-house sales capabilities or to secure new, or to realize the benefits of existing arrangements with, third-party marketing or distribution partners. Seeking out, evaluating and negotiating marketing or distribution agreements may involve the commitment of substantial time and effort and may not ultimately result in an agreement. In addition, the third-party marketing or distribution partners may not be as successful in promoting our products as we had anticipated. If we are unable to commercialize new products successfully, whether through a failure to achieve market acceptance, a failure to build our own in-house sales capabilities, a failure to secure new marketing partners or to realize the benefits of our arrangements with existing marketing partners, there may be a material adverse effect on our business, financial condition and results of operations and it could cause the market value of our securities to decline.

        In addition, by the time any products are ready to be commercialized, the proposed market for these products may have changed. Our estimates of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients. Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition, and results of operations.

If we are not able to convince public payors and hospitals to include our products on their approved product lists, our revenues may not meet expectations and our business, results of operations and financial condition may be adversely affected.

        The direct cost of implanting or using our medical devices is seldom paid by individual patients. Successful commercialization of such devices will depend largely upon the availability of reimbursement for the surgery and medical costs associated with the product from third-party payors. We expect that our products will be purchased by health-care providers, clinics, and hospitals that will subsequently bill various third-party payors such as government programs and private insurance plans. These expectant payors carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the United States reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patient's discharge diagnosis and similarly reimburse the surgeon or physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device. New products are being scrutinized increasingly with respect to whether or not they will be covered by the various health plans and at what level of reimbursement. Third-party payors may determine that our products are unnecessary, not cost-effective, too experimental, or are primarily intended for non-approved indications.

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third party payors to contain or reduce the costs of healthcare through various means, including the U.S. healthcare reform legislation signed in 2010.

        The government and regulatory authorities in Canada, the United States, Europe and other markets in which we sell our products may propose and adopt new legislation and regulatory requirements relating to medical product approval criteria and manufacturing requirements. Such legislation or regulatory requirements, or the failure to comply with such, could adversely impact our operations and could have a material adverse effect on our business, financial condition and results of operations.

        The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly. These pressures are particularly strong given the ongoing effects of the global economic and financial crisis, including the continuing debt crisis in certain countries in Europe, and the risk of a similar crisis in the United States. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject pricing to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products.

        In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") was enacted. The ACA imposed new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales. In 2015, Congress imposed a 2-year moratorium on this medical device tax, so that medical device sales during the period between January 1, 2016 and December 31, 2017 are exempt from the tax. New legislation was passed in January 2018 such that the tax will be delayed until January 1, 2020. The device tax, if reinstated, could materially and adversely affect our business, cash flows and results of operations. The ACA also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the ACA includes a reduction in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending beginning. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments scheduled to begin in 2019 that are based on various performance measures and physicians' participation in alternative payment models such as accountable care organizations. Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints and discounts, and require marketing cost disclosure and transparency measures. There have also been judicial and congressional challenges to certain aspects of the ACA, as well as efforts by the U.S. administration to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Since January 2017, the U.S. President has signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The current U.S. administration has also announced that it will discontinue the payment of cost-sharing reduction ("CSR") payments to insurance companies. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Because of the Tax Cuts and Jobs Act enacted on December 22, 2017, the ACA's individual mandate penalty for not having health insurance coverage will be eliminated starting in 2019. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although the majority of these measures have not been enacted by Congress to date, Congress will likely continue to consider other legislation to repeal or repeal and replace elements of the ACA. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would adversely affect our business, financial condition and results of operations.

Our industry is the subject of numerous governmental investigations into marketing and other business practices. These investigations could result in the commencement of civil and/or criminal proceedings, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations.

        Our industry is the subject of numerous governmental investigations into marketing and other business practices. This has included increased regulation, enforcement, inspections, and governmental investigations of the medical device industry and disclosure of financial relationships with health care professionals. In the United States, the laws in which we are subject to include:

  •
  the federal Anti-Kickback Statute, which prohibits, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. This statute has been applied to medical device manufacturer marketing practices, educational programs, pricing policies and relationships with healthcare providers. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

  •
  federal civil and criminal false claims laws and civil monetary penalty laws, including civil whistleblower or qui tam actions that prohibit, among other things, knowingly presenting, or causing to be presented, claims for payment or approval to the federal government that are false or fraudulent, knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay or transmit money or property to the federal government. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the false claims statutes;

  •
  the federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

  •
  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

  •
  federal "sunshine" requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, on device manufacturers regarding any "transfer of value" made or distributed to physicians and teaching hospitals; and

  •
  state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA.

        Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under such laws, it is possible that some of our business activities, including certain sales and marketing practices and financial arrangements with physicians, could be subject to challenge under one or more of such laws. Any action against us, even if we successfully defend against it, could result in the commencement of civil and/or criminal proceedings, exclusion from governmental health care programs, substantial fines, penalties, and/or administrative remedies, divert the attention of our management, and have an adverse effect on our financial condition and results of operations. We anticipate that the government will continue to scrutinize our industry closely, and that additional regulation by governmental authorities, both foreign and domestic, may increase compliance costs, exposure to litigation and other adverse effects to our operations.

Our products are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.

        The pre-clinical and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to rigorous regulation by federal, provincial, state and local governmental authorities. Our medical devices are principally regulated in the United States by the FDA, in Canada by the Health Canada (particularly, the Therapeutic Products Directorate), in the European Union by the European Medicines Agency ("EMA"), and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely-publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

Any of our products that receive regulatory approval could be subject to extensive post-market regulation that can affect sales, marketing and profitability.

        With respect to any products for which we obtain regulatory approval, we will be subject to post-marketing regulatory obligations, including the requirements by the FDA, EMA and similar agencies in other jurisdictions to maintain records regarding product safety and to report to regulatory authorities serious or unexpected adverse events. The occurrence of unanticipated serious adverse events or other safety problems could cause the governing agencies to impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product or require potentially costly post-approval studies. In addition, post-market discovery of previously unknown safety problems or increased severity or significance of a pre-existing safety signal could result in withdrawal of the product from the market and product recalls. Compliance with extensive post-marketing record keeping and reporting requirements requires a significant commitment of time and funds, which may limit our ability to successfully commercialize approved products.

Our industry is subject to health and safety risks.

        We produce products for human implantation and use. While we take substantial precautions such as laboratory and clinical testing, clinical studies, quality control and assurance testing and controlled production methods, the associated health and safety risks cannot be eliminated. Our products may be found to be, or to contain substances that are harmful to the health of our patients and customers and which, in extreme cases, may cause serious health conditions or death. This sort of finding may expose us to substantial risk of litigation and liability.

        Further, we could be forced to discontinue production of certain products, which would harm our profitability. Neovasc maintains product liability insurance coverage; however, there is no guarantee that our current coverage will be sufficient or that we can secure insurance coverage in the future at commercially viable rates or with the appropriate limits.

We may face risks associated with our manufacturing operations.

        Manufacturing operations are subject to numerous unanticipated technological problems and delays. Our manufacturing processes, products and their various components are, and will be, subject to regulations specified by the various regulatory bodies such as Health Canada and the FDA. There can be no assurance that we will be able to comply with all stated manufacturing regulations. Failure or delay by the Company to comply with such regulations or to satisfy regulatory inspections could have an adverse effect on the Company's business and operations.

        Additionally, two critical components of the Reducer are not readily available. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, while a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by Neovasc Medical Ltd. ("NML") prior to the acquisition in July 2008.

Use of our products may increase the risk of animal disease.

        Our critical raw material used in most of our customers' devices is animal derived pericardial tissue. As this raw material is derived from an animal, it is subject to many inconsistencies and potential risks. The most notable risk is the disease Bovine Spongiform Encephalopathy ("BSE"), also known as mad cow disease which can arise from bovine tissue. Although the tissue originates from the United States where strict controls are in place to prevent diseased animals from being processed, it cannot be assured that the livestock in the

United States will remain free from BSE. There is also no assurance that our supplier will regularly deliver tissue with the specifications required to manufacture its products.

The manufacture of our products is highly regulated and complex and we may experience supply interruptions that could harm our ability to manufacture products.

        We use a broad range of raw and organic materials and other items in the design and manufacture of our products. Our products are manufactured from treated natural animal tissue and man-made materials. Our non-implantable products are manufactured from man-made raw materials including resins, chemicals, electronics and metals. We purchase certain of the materials and components used in the manufacture of our products from external suppliers, and we purchase certain supplies from single sources for reasons of quality assurance, cost-effectiveness, availability or constraints resulting from regulatory requirements. General economic conditions could adversely affect the financial viability of our suppliers, resulting in their inability to provide materials and components used in the manufacture of our products. While we work closely with suppliers to monitor their financial viability and to assure continuity of supply and maintain high quality and reliability, these efforts may not be successful. In addition, due to the rigorous regulations and requirements of regulatory authorities regarding the manufacture of our products (including the need for approval of any change in supply arrangements), we may have difficulty establishing additional or replacement sources on a timely basis or at all if the need arises. Although alternative supplier options are considered and identified, we typically do not pursue regulatory qualification of alternative sources due to the strength of our existing supplier relationships and the time and expense associated with the regulatory validation process. A change in suppliers could require significant effort or investment in circumstances where the items supplied are integral to product performance or incorporate unique technology, and the loss of any existing supply contract could have a material adverse effect on us.

        In particular, the Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Peripatch and the nitinol frame, which is manufactured by a well-established specialty manufacturer in the medical device industry. However, if this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara.

        Regulatory agencies from time to time have limited or banned the use of certain materials used in the manufacture of medical device products. In these circumstances, transition periods typically provide time to arrange for alternative materials.

We are dependent on limited products for substantially all of our current revenues. If the volume or price of these products decline or the costs of related manufacturing, distribution or marketing increase, it could have a material adverse effect on our business, financial condition and results of operations and could cause the market value of our securities to decline.

        Sales of a limited number of our products represent substantially all of our current revenues. If the volume or pricing of our existing significant products decline in the future, or our cost to manufacture, distribute our existing significant products increase in the future, our market our business, financial condition and results of operations could be materially adversely affected and this could cause the market value of our securities to decline. In addition, if these products were to become subject to any other issues, such as material adverse changes in prescription growth rates, unexpected side effects, regulatory proceedings, material product liability litigation, publicity affecting doctor or patient confidence or pressure from competitive products, the adverse impact on our business, financial condition, results of operations and the market value of our securities could be significant.

We may face exposure to adverse movements in foreign currency exchange rates.

        Our business has expanded internationally and as a result, a significant portion of our revenues, expenses, current assets and current liabilities are preliminary denominated in U.S. dollars, Euros and other foreign currencies. Up until September 30, 2017, the functional currency of Neovasc and its subsidiaries was the Canadian dollar and the presentation currency of our financial statements was U.S. dollars. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses in revenues from currency exchange rate fluctuations. To date, we have not hedged against risks associated with foreign exchange rate exposure. Effective on October 1, 2017, the functional and reporting currency of Neovasc and its subsidiaries is the U.S. dollar. A decrease in the value of such foreign currencies relative to the U.S. dollar could result in losses in revenues from currency exchange rate fluctuations. We continue not to hedge against risks associated with foreign exchange rate exposure.

If we were to lose our foreign private issuer status under U.S. federal securities laws, we would likely incur additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

        As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and "short swing" profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future.

There may be adverse U.S. federal income tax consequences for investors if we are or become a "passive foreign investment company" under the U.S. Internal Revenue Code.

        Although we do not currently anticipate that we will be treated as a "passive foreign investment company" ("PFIC") in the current taxable year or in the foreseeable future, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. Investors should read "U.S. Federal Income Tax Considerations" for more information, and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), as well as the anti-bribery laws of the nations in which we conduct business (such as the UK's Bribery Act or the Corruption of Foreign Public Officials Act of Canada (the "CFPOA"), could subject us to penalties and other adverse consequences.

        Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the UK's Bribery Act, the CFPOA and the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Legislative actions, potential new accounting pronouncements, and higher insurance costs are likely to impact our future financial position or results of operations.

        Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. All of these uncertainties are leading generally toward increasing insurance costs, which may adversely affect our business, results of operations and our ability to purchase any such insurance, at acceptable rates or at all, in the future.

We are dependent upon our key personnel to achieve our business objectives.

        As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among medical device companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. We do not maintain "key person" life insurance on any of our officers, employees, or consultants, and so any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

        We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, even though our collaborators are required to sign confidentiality agreements prior to working with us, they may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.

        Incentive provisions for our key executives include the granting of stock options that vest over time, designed to encourage such individuals to stay with us. However, a low share price, whether as a result of disappointing progress in our sales or development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package. If we are unable to attract and retain key personnel our business, financial conditions and results of operations may be adversely affected.

The continuing development of many of our products depends upon us maintaining strong relationships with physicians.

        If we fail to maintain our working relationships with physicians, many of our products may not be developed and marketed in line with the needs and expectations of the professionals who use and support our products, which could cause a decline in our earnings and profitability. The research, development, marketing, and sales of our new and improved products is dependent upon our maintaining working relationships with physicians. We rely on these professionals to provide us with considerable knowledge and experience regarding the development, marketing, and sale of our products. Physicians assist us as researchers, marketing and product consultants, inventors, and public speakers. If we are unable to maintain our strong relationships with these professionals and continue to receive their advice and input, the development and marketing of our products could suffer, which could have a material adverse effect on our consolidated earnings, financial condition, and/or cash flows.

A period of significant growth or significant decline can place a strain on management systems.

        If we experience a period of significant growth or decline in the number of personnel, this could place a strain upon its management systems and resources. Our future will depend in part on the ability of its officers and other key employees to implement and improve its financial and management controls, reporting systems and procedures on a timely basis and to expand or contract, train and manage its employee workforce. There can be no assurance that we will be able to effectively manage such growth or contraction. Our failure to do so could have a material adverse effect upon our business, prospects, results of operation and financial condition.

Consolidation in the health care industry could have an adverse effect on our revenues and results of operations.

        Many health care industry companies, including health care systems, are consolidating to create new companies with greater market power. Organizations such as group purchase organizations, independent delivery networks, and large single accounts such as the U.S. Veterans Administration, continue to consolidate purchasing decisions for many of our health care provider customers. As a result, transactions with customers are larger, more complex, and tend to involve more long-term contracts. The purchasing power of these larger customers has increased, and may continue to increase, causing downward pressure on product pricing. If we are not one of the providers selected by one of these organizations, we may be precluded from making sales to its members or participants. Even if we are one of the selected providers, we may be at a disadvantage relative to other selected providers that are able to offer volume discounts based on purchases of a broader range of medical equipment and supplies. Further, we may be required to commit to pricing that has a material adverse effect on our revenues and profit margins, business, financial condition and results of operations. We expect that market demand, governmental regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide health care industry, resulting in further business consolidations and alliances, which may exert further downward pressure on the prices of our products and could adversely impact our business, financial condition, and results of operations.

We may or may not successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures, require significant management resources and require significant charges.

        As a part of our growth strategy, we regularly explore potential acquisitions of complementary businesses, technologies, services or products as well as potential strategic alliances or divestitures of assets or a sale of the Company. We may be unable to find suitable acquisition candidates or appropriate partners with which to form alliances. Even if we identify appropriate acquisition or alliance candidates, we may be unable to complete the acquisitions or alliances on favorable terms, if at all. Acquisition activities can be thwarted by overtures from competitors for the targeted candidates, government regulation and replacement product developments in our industry. In addition, the process of integrating an acquired business, technology, service or product into our existing operations could result in unforeseen difficulties and expenditures. Integration of an acquired company often requires significant expenditures as well as significant management resources that otherwise would be available for ongoing development of our other businesses. Moreover, we may not realize the anticipated financial or other benefits of an acquisition or alliance.

        We may be required to take charges or write-downs in connection with acquisitions. In particular, acquisitions of businesses engaged in the development of new products may give rise to in-process research and development assets. To the extent that the value of these assets declines, we may be required to write down the value of the assets. Also, in connection with certain asset acquisitions, we may be required to take an immediate charge related to acquired in-process research and development. Either of these situations could result in substantial charges, which could adversely affect our results of operations.

        Future acquisitions could also involve the issuance of equity securities, the incurrence of debt, contingent liabilities or amortization of expenses related to other intangible assets, any of which could adversely impact our financial condition or results of operations. In addition, equity or debt financing required for such acquisitions may not be available.

        Any corporate transaction will be accompanied by certain risks including but not limited to:

  •
  exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;

  •
  higher than anticipated acquisition costs and expenses;

  •
  exposure to other companies' shares that shareholders could receive as consideration for our shares in a corporate transaction;

  •
  the difficulty and expense of integrating operations, systems, and personnel of acquired companies;

  •
  disruption of our ongoing business;

  •
  inability to retain key customers, distributors, vendors and other business partners of the acquired company; and

  •
  diversion of management's time and attention.

        We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions.

        The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into a transaction whereby (i) the Company or any of its subsidiaries, (1) consolidate or merge with any other person, (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person, (3) allow any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares of the Company, (4) consummate share purchase agreement or other business combination with any other person whereby such other person acquires more than 50% of the outstanding Common Shares of the Company, (5) reorganize, recapitalize or reclassify the Common Shares of the Company, (ii) any "person" or "group" is or shall become the "beneficial owner" of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares of the Company, or (iii) any transaction or series of related transactions which, directly or indirectly, could result in the issuance of Common Shares of the Company or convertible securities or the entering into any other agreement structured in a manner to circumvent, or that circumvents, the intent of this definition (each a "Fundamental Transaction"), unless (i) the successor entity assumes in writing all of the obligations of the Company under the Series C Warrant and other transaction documents, including entering into agreements to deliver to the holder in exchange for the Series C Warrant a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Warrant; and (ii) the successor entity is a publicly traded corporation listed on The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQB or the Nasdaq (the "Eligible Markets"). These provisions may impact the Company's ability to effect a transaction that it believes is in the best interest of the stakeholders, including a transaction with a foreign acquirer that is not listed on an Eligible Market.

Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.

        Some of the provisions in our articles of incorporation and by-laws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

  •
  shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment; and

  •
  our board of directors can, without shareholder approval, issue preferred shares having any terms, conditions, rights and preferences that the board determines.

        These provisions could also reduce the price that certain investors might be willing to pay for our securities and result in the market price for our securities, including the market price for our Common Shares, being lower than it would be without these provisions.

ITEM 4.    INFORMATION ON THE COMPANY

A.    History and development of the Company

1.     Name, Address and Incorporation; Trading Market

        The Company was incorporated under the name "Medical Ventures Inc." pursuant to the Business Corporations Act (British Columbia) on November 2, 2000 and was continued to federal jurisdiction under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company completed the acquisition of two Israel-based vascular device development companies, concurrently raising C$8.3 million in equity financing in a non-brokered private placement, completing a 20 for 1 share consolidation and changing its name from Medical Ventures Inc. to "Neovasc Inc."

        The Company's registered and records office is located at Suite 2600, 595 Burrard Street, Three Bentall Center, Vancouver, British Columbia, V7X 1L3, telephone number (604) 270-4344. The Company's head office and principal place of business is located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7.

        The Company has been trading its Common Shares under the symbol "NVCN" on the Nasdaq since May 21, 2014 and on the TSX since March 13, 2017. Prior to that, the Company's Common Shares traded under the symbol "NVC" on the TSX beginning on June 23, 2014.

2.     Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

        The Company has the following seven wholly-owned subsidiaries:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia
Neovasc Tiara Inc.	March 11, 2013	Canada (federal)
Neovasc Medical Ltd.	September 9, 2002	Israel
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	United States
B-Balloon Ltd.(1)	March 30, 2004	Israel
Neovasc GmbH	August 14, 2017	Germany
Neovasc Management Inc.	January 23, 2018	United States

(1)
B-Balloon Ltd. is in the process of being voluntarily wound up.

Overview

        Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

        Neovasc's business operations started in March 2002, with the acquisition of Neovasc Medical Inc. ("NMI") (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. ("LeMaitre"), but retained rights to the underlying tissue technology for all other uses.

        In May 2003, Neovasc acquired Angiometrx Inc. ("ANG"). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

        In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: NML and B-Balloon Ltd. ("BBL"). NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL's technologies and is in the process of voluntarily liquidating BBL.

        In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

        In late 2016, Neovasc sold its tissue processing technology and facility for $67,909,800 to Boston Scientific, and concurrently, Boston Scientific invested an additional $7,090,200 in Neovasc for a 15% equity interest in the

Company. Under the terms of the equity investment, Boston Scientific purchased 11,817,000 common shares of Neovasc at a price of $0.60 per common share, for gross proceeds of $7,090,200. Under the terms of the asset purchase agreement, Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

        Additionally, throughout the years 2014 to 2017, the Company announced a number of developments pertaining to litigation, all as more fully discussed under Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings".

        In November 2017, Neovasc completed the 2017 Financings, comprising the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in its litigation with CardiAQ (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. For a description of the terms of the 2017 Financings and the securities issued pursuant to the 2017 Financings, see Items 5.A "Operating and Financial Review and Prospects — Discussion of Liquidity and Capital Resources" and 10.A "Share Capital" herein, and the prospectus supplement, dated November 10, 2017 (the "Prospectus Supplement") and the forms of securities, each as filed or furnished under the Company's profiles on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

        The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and Neovasc (US) Inc. ("NUS") are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH conducts sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML.

B.    Business Overview

Introduction

        Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology, in development for the transcatheter treatment of mitral valve disease, and the Reducer, for the treatment of refractory angina.

        In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, Neovasc Tiara Inc. ("NTI"), in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to the Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently 55 additional patients have been implanted with the Tiara (21 under compassionate use exemptions in Vancouver, Canada and in Europe and 18 in the TIARA-I study and 16 in the TIARA-II clinical trial) bringing the total number of patients treated with the device to 56 as of this date. In December 2014, the Company announced that it had received approval from the FDA to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara and implantation procedure in high risk surgical patients suffering from severe Mitral Regurgitation. The study will include up to 30 patients enrolled at centers in the United States, Canada and Europe. The first European patient was enrolled in the study in Antwerp, Belgium in late 2014 and the first patient in the United States was enrolled in mid-2015. The Tiara is currently available in two sizes (35mm and 40mm). Following completion of the TIARA-I study the Company intends to continue advancing the Tiara to commercialization and will be undertaking additional studies to support authorization to affix the CE Mark and FDA approval as appropriate. On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study ("TIARA-II") in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany and the UK. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval. During 2018, the rate of enrollment is expected to grow as the Company expands both the number of centers, patient screening tools and its clinical support teams.

        In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. The Company estimates that there are approximately 160,000 patients with refractory angina in the United States and Europe who are potential candidates for the current Reducer therapy with current indications. The Company has completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer in the European marketplace. The Company initiated commercial sales of the Reducer in early 2015. In March 2014, the Company announced that results of its COSIRA trial had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA trial had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015. In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 155 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. In 2018, the 107 clinics in Germany that used the Reducer in the past can negotiate reimbursement with the German insurance companies for the Reducer therapy. So far, over 10 clinics have finished such negotiations with the German insurance companies and have achieved a satisfactory reimbursement level for the Reducer procedure (including the Reducer product).

        Neovasc's business operations started in March 2002, with the acquisition of Neovasc Medical Inc. ("NMI"). NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporate this tissue into their own products such as transcatheter heart valves. Neovasc's biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre for $4.6 million, but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and there are no further revenues associated with these activities expected in 2018.

Neovasc's Strategy

        The Company's core strategy is to focus on re-establishing trust and confidence with its stakeholders, to re-structure the Company's financing and to continue the development and commercialization of its products, the Tiara and the Reducer, providing minimally invasive medical devices for a cardiovascular market that the Company believes is both growing and under-served by current treatment solutions.

        Key elements of this strategy include:

  •
  Tiara — continuing the Company's clinical experience of the Tiara, continuing enrollment in and expansion of the TIARA-II multi-center CE Mark clinical study, and applying for CE Mark approval in approximately 2020. Finalizing the TIARA-I study. Initiating development of a transfemoral trans-septal Tiara system for animal studies and after successful completion, initiate a first human feasibility clinical study;

  •
  Reducer — continuing therapy development of the Reducer, and supplementing the successful COSIRA randomized, sham controlled clinical trial with additional clinical experience through the Company's targeted commercial launch of the Reducer in Europe and enrollment in the REDUCER-I, real world post-market clinical study. Improving revenue growth in Europe by leveraging the recently obtained NUB 1 status in Germany and by further accelerated therapy development. Seeking strategic alternatives to build on the growing enthusiasm in the market for, and adoption of, the Reducer, in order to broaden and deepen therapy penetration in Europe, the Middle East and Africa ("EMEA"), the United States and the rest of the world; and

  •
  Financial and organizational restructuring to establish a lean and accountable organization with stable capitalization, meeting the Company's cash expenditure covenants of $5.25 million per quarter for the first and second quarters of 2018 and $1.75 million per month thereafter. We are currently exploring financing options or other means to bring additional capital into the Company and will provide public updates when appropriate.

Neovasc's Products

Tiara

        In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is in the early clinical development stage to provide a minimally invasive transcatheter device for the patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve dysfunction (regurgitation), the majority of them with functional Mitral Regurgitation and unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Some of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

        Our clinical experience to date has been with the 35mm and 40mm Tiara. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes enable us to treat approximately 75% of this high risk patient population, as it relates to the size of the Mitral valve annulus, in our TIARA I and TIARA II Clinical studies. Currently, about 20% of the patients enrolled in these studies with severe Mitral Regurgitation, meet all inclusion criteria and are treated with the Tiara.

        To date, 56 patients have been implanted with the Tiara in TIARA-I early feasibility, compassionate use cases and in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the first 50 patients implanted with the Tiara (i.e. those implanted more than 30 days ago) is 45/50 or 90% with one patient now over four years post implant and another over two years post implant. The Tiara has been successfully implanted in both functional and degenerative Mitral Regurgitation patients, as well as in patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

        The average apical in/out procedure time over all Tiara implants as of April 27, 2018 is 20 minutes. The shortest procedure time was 8 minutes and the longest procedure time was 49 minutes. The most recent four TIARA-II implant procedure times were 9 minutes, 9 minutes, 10 minutes and 12 minutes respectively. All four implants were successful. The most recent two TIARA-I implant procedure times were 11 minutes and 45 minutes. The 45 minute procedure was mainly due to challenging echo imaging quality. Both of the two most recent TIARA-I implant procedures were successful.

        The results from our clinical experience to-date in these studies and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara. We have been able to refine the screening criteria, physician training, and implantation procedure. We recently introduced an additional pre-screening tool, to pre-select the proper patients before they enter into the formal screening process. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients. The following table sets forth the results from our Tiara clinical trials as at the date hereof:

	Tiara Since 2014	TIARA-I	TIARA-II	Compassionate Use
Treated	56	18	16	22
30 Day Survival rate	90% (45/50)	88% (14/16)	92% (11/12)	91% (20/22)

        While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading mitral valve replacement devices, and the medical community is showing more interest in exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or any form of repair, demonstrated by the interest of more European clinics to participate in the TIARA-II clinical study. The Company is also in the process of establishing more field clinical engineering support in Europe, which will allow it to support additional sites, as well as reduce the time from when a site identifies a patient to when they are enrolled and scheduled to have the procedure. There are several other transcatheter mitral valve replacement devices in development by third parties, some of which have been implanted in early feasibility type studies and CE Mark studies with varying results.

        An additional strategic and focused activity for the Company in the Mitral Valve space is the newly initiated development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly use-able implantation technique. These development activities are taking place both in the Company's Vancouver and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enable trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. The Company received the first round of prototypes and quickly identified further improvement opportunities, which are being implemented in additional new prototypes. These additional new prototypes will be bench evaluated in the coming days. We have a first, small, early feasibility animal evaluation scheduled for early to mid-May 2018.

        Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. There is no certainty that the Tiara will successfully proceed through clinical evaluation and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development-stage devices will succeed in obtaining regulatory approval.

        The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

        The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in approximately 2020. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

        On October 9, 2014, Neovasc announced that it received conditional IDE approval from the FDA to initiate the U.S. arm of its TIARA-I feasibility study for the Tiara, followed by full approval on December 31, 2014. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of Neovasc's Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe Mitral Regurgitation. Severe Mitral Regurgitation is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. The Tiara has also been implanted under compassionate use exemptions in Canada, Europe and Israel.

        On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study intended to provide the clinical data required to support obtaining CE Mark approval for the Tiara, which would enable Neovasc to market the device in Europe. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company is currently in the process of qualifying additional clinical sites in Germany, the UK and Italy, and will also seek to qualify additional clinical sites and obtain approvals for patient enrollment in additional countries, such as in Spain, the

Netherlands and Israel. The qualification time period in already approved countries has historically taken at least 3 months. The key business objective of this activity is to enable sales of the product into the European marketplace. The TIARA-II study is estimated to cost approximately $18-20 million. The exact timing for completion of enrollment in the study is unknown at this time and is dependent on a number of factors, including screening rates, local regulatory approvals and our ability to raise sufficient additional capital to complete the TIARA-II study. Neovasc is targeting to complete enrollment and receive CE Mark approval and begin Tiara sales in Europe in approximately 2020. However, due to the inherent uncertainty around gaining regulatory approval to market an implantable heart valve product and raising additional capital, this timeline is subject to extension. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake certain portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc's facility.

Reducer

        The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization (percutaneous coronary intervention or coronary artery bypass graft) or cardiac drug therapies. It currently affects approximately 1.5 million patients in the United States and Europe, with a yearly incidence of roughly 40,000 patients. Of this overall patient population, we estimate that about 160,000 current patients have the indications for the current Reducer therapy. The Reducer has been shown to relieve symptoms of angina by altering blood flow in the heart's venous system, shifting blood flow back towards a more normal endocardial/epicardial blood flow ratio, which is impaired in the ischemic myocardium, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. We also refer the reader to a recent new case report publication from the University Hospital of Zurich in EMH Media (Schweizerischer Arzteverlag), Cardiovascular Medicine.

        The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Clinical studies have demonstrated that the Reducer can provide significant relief of chest pain in refractory angina patients. There are approximately 160,000 refractory angina patients in the United States and in Europe who are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

        The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

        The Company has completed the randomized, sham controlled COSIRA trial to assess the efficacy of the Reducer device. The COSIRA trial's primary endpoint was a two-class improvement in Angina pain, six months after implantation in patients' ratings on the CCS angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

        The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

        Following implantation, the Reducer will become incorporated into the endothelial tissue (in about four to six weeks) and creates a permanent (but reversible, if so required) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

        The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

        The Reducer has demonstrated excellent results in multiple animal studies, A first-in-human clinical trial of 15 patients suffering from chronic refractory angina were followed out to 6 months, and then again at 3 years post implant. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and the three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at 6 months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients. The COSIRA trial — a multi-center, randomized, double-blind, sham-controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner was completed in 2013. The results of the COSIRA trial were positive and are discussed in more detail below. More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they may provide additional data to support expanded adoption of the Reducer for the intended patient population. More recent studies and publications of Reducer patients have conformed closely. We refer the reader to the recent publication "Coronary Sinus Reducer Implantation for the Treatment of Chronic Refractory Angina" by Dr. Giannini et al, published in Volume 11, Issue 8 of the Journal of the American College of Cardiology in April 2018 and related Editorial. Further, we refer the reader to a recent TCTMD publication, as well as a recent publication in EuroIntervention by Dr. Konigstein, et al.

        Following the positive results from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and has initial sales into these countries. Based on the initial results from the targeted launch, Neovasc has developed an expanded sales plan and strategy for 2018 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

        Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in the first 2018 quarter was encouraging with a 41% increase in implants compared to the same time-period of 2017. More than 10 clinics in Germany have begun and completed the reimbursement negotiations with the German health insurance companies and have now established a satisfactory overall reimbursement amount for the Reducer procedure (including Reducer product), while others are either in the negotiation process or will negotiate later this year, per pre-set negotiation cycles. While we only have a very small sales organization in Europe, we are still planning on a doubling of Reducer implants in Europe during 2018 (and an almost tripling of Reducer implants in Germany).

        Because of the market development status of the Reducer therapy and the observed increase in adoption in Europe, we also believe it may be prudent to attempt to penetrate the market more broadly and deeply via a strategic collaboration with a third party company, which we will pursue during 2018.

        We see a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has a lot of potential, but that Neovasc can only take this therapy so far. We are therefore open to considering strategic alternatives for Reducer, including potential alliances, in order to broaden and deepen its penetration in EMEA, the United States and the rest of the world. The Company received FDA approval in late 2017 for the COSIRA-II IDE study, as approximately 380 patient Clinical study, to be conducted at up to 35 centers in the United States. The principal investigator and co-principal investigator are already appointed for this study but we currently lack the funding for its execution. A strategic alliance could dramatically improve the time to market for this device in the United States, while broadening the approach, as well as potentially improving the company's cash flow.

Regulatory Status

        The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. Neovasc has completed additional development activities for the commercial-generation Reducer and the product is currently in commercial scale manufacture.

        On November 3, 2017, Neovasc received FDA approval for a US IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study have already been appointed, the Company is currently evaluating the timing for starting this U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be $15-20 million. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

        In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 155 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. On January 18, 2018, the Company reported the Reducer was featured in a "live case" broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg. During May 2018, at the Euro PCR Conference in Paris, the Reducer will be showcased during a dedicated Reducer symposium.

Tissue Products

        In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement, the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

        While there still was revenue during 2017 associated with the tissue products, the Company ceased operations of its consulting services and contract manufacturing revenue line items in 2017 and there are no further revenues associated with these activities expected in 2018.

New Products/Components/Cycles

Tiara

        The transapical Tiara is an early stage development product that will require several more years of clinical development before it obtains regulatory approval, if ever, for use in any jurisdiction. A first-in-human implantation of the Tiara was successfully performed on January 30, 2014 by physicians at St. Paul's Hospital in Vancouver, British Columbia. The transapical procedure resulted in the elimination of Mitral Regurgitation and significantly improved heart function in the patient, without the need for cardiac bypass support and with no procedural complications. Subsequently 55 additional patients have been successfully implanted with the Tiara (21 under compassionate use exemptions in Vancouver, Canada and in Europe and 18 in the TIARA-I study and 16 in the TIARA-II study) bringing the total number of patients treated with the device to 56 as of this date. In December 2014, the Company announced that it had received approval from the FDA to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara and implantation procedure in high risk surgical patients. The study will include up to 15 patients enrolled at centers in the United States and up to 15 patients at centers in Canada and Europe. The first European patient was enrolled in the study in Antwerp, Belgium in late 2014 and the first U.S. patient was enrolled in mid-2015. The Tiara is currently available in two sizes (35mm and 40mm). Following completion of the TIARA-I study the Company intends to continue advancing the Tiara to commercialization and will be undertaking additional studies to support authorization to affix the CE Mark and FDA approval as appropriate.

        An additional strategic and focused activity for the Company in the Mitral Valve space is the newly initiated development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly use-able implantation technique. These development activities are taking place both in the Company's Vancouver and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enable trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. The Company received the first round of prototypes and quickly identified further improvement opportunities which are being implemented in new prototypes. These new prototypes will be bench evaluated in the coming days. We have a first, small, early feasibility animal evaluation scheduled for early to mid-May 2018.

        On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval. The first implantation in the TIARA-II trial was conducted by the medical team at San Raffaele Hospital in Milan, Italy in April of 2017. In May 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in Germany and in July 2017, the Company received regulatory approval to initiate enrollment in its CE Mark study in the UK. The Company is currently in the process of qualifying additional clinical sites in Germany, the UK and Italy, and will also seek to qualify additional clinical sites and obtain regulatory approvals for patient enrollment in additional countries, such as Spain, the Netherlands and Israel. The qualification time period in already approved countries have historically taken at least 3 months. Further information about the Tiara can be found above under the heading "Neovasc's Products".

Reducer

        The Reducer is a late-stage product with European CE Mark approval. The Company initiated a pilot launch of the Reducer in select European markets in 2015. The Company has also been exploring initiation of the Reducer sales in other non-US markets and has signed distribution agreements in several countries. It is anticipated that sales of the product in the United States would follow once U.S. regulatory approval has been granted, as described further above.

        A well-known and well-established medical device contract manufacturer is manufacturing the Reducer for the Company. The majority of the components that make up the Reducer are readily available; however, two critical components of the device are not. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, whilst a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by NML prior to the acquisition in July 2008. Further information about the Reducer can be found above under the heading "Neovasc's Products".

Peripatch Technology used in our Tiara Mitral Valve

        The basic Peripatch technology licensed from Boston Scientific was established over 25 years ago, when the material was used to fashion the leaflets and other components in surgical heart valves.

        Neovasc sources its bovine tissue from abattoirs in New Zealand for the manufacture of Tiara devices. There is a degree of capacity constraint related to the supply of raw tissue but the risk of disruption is minimal, due to the relatively small amounts of tissue required for the current Tiara programs.

        While a definitive pattern of demand has not yet been established and the effect is expected to be minimal, the cyclical nature of the meat industry could conceivably have an impact on the quality and availability of raw tissue and could potentially impact the yields and margins for the product over the course of any given year. Further information about Peripatch can be found above under the heading "Neovasc's Products".

Principal Markets

Category of Activity

        The Company's revenues are derived from its sales of the Reducer, product sales, contract manufacturing and consulting services. The following table sets forth the breakdown of revenues by these categories of activity:

	% Revenue
	Year Ended December 31,
Category of Activity	2017	2016	2015
Reducer Sales	$1,128,126	$1,004,948	$526,412
Product Sales	—	—	$353,736
Contract Manufacturing	$949,379	$3,746,521	$3,236,978
Consulting Services	$3,311,509	$4,761,327	$5,812,814

Total	$5,389,014	$9,512,796	$9,929,940

Geographic Markets

        The majority of the Company's revenues are derived from product sales in the United States and Europe. The following table sets forth the Company's total revenue generated from customers in the United States, the European Union and the rest of the world:

	% Revenue
	Year Ended December 31,
Country	2017	2016	2015
United States	9%	51%	50%
European Union	81%	45%	48%
Rest of the world	10%	4%	2%

        While the Company's headquarters are in Vancouver, British Columbia and a large part of all its operations are in Vancouver, the Company is exposed to factors that influence its revenue from customers located in foreign locations and revenues that are denominated in foreign currencies. The majority of the Company's revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company's costs are denominated in U.S. and Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for a significant portion of its revenues. Consequently, a decrease in the value of a Euro in relation to the U.S. dollar will have an adverse effect on the Company's results of operations, with lower than expected revenue amounts and gross margins being reported in the Company's U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company's results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks.

        Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company's international operations are subject to certain other risks common to international operations, including, without limitation: government regulations, import restrictions and, in certain jurisdictions, reduced protection for the Company's intellectual property rights. Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, the Company has not entered into any foreign exchange forward contracts. For the year ended December 31, 2017, approximately 9% of the Company's revenue was generated from customers in the United States, 81% from customers in the European Union and 10% from customers in the rest of the world. Approximately 35% of the Company's revenue was denominated in U.S. dollars and 65% was denominated in Euros. Substantially all of the Company's long-lived assets are located in Canada.

Marketing

        The Company markets the Reducer through direct sales in Germany and through distributors for other countries in Europe and the Middle East. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia, and has ongoing Reducer sales activities in these countries. In 2018, Neovasc's marketing plan is to focus its sales activities on Germany after reaching NUB 1 status in that country, as well as on further penetration of markets where the company already has a sales presence with distributors, rather than expanding into more countries at this point in time. The Company is unable to initiate marketing activities in the United States until receiving U.S. regulatory approval, if such approval is granted. Based on achieving NUB 1 status in Germany and a general positive reception of the Reducer in the European market, including positive experiences by many physicians treating their own patients with the Reducer, the Company is seeing an increase in adoption of the Reducer therapy in Europe and is focusing on using its NUB 1 status to further develop its marketing efforts, in Germany in particular.

Economic Dependence

        Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so.

Commercial Contracts

        For the year ended December 31, 2017, revenues from the Company's three largest customers accounted for approximately 57%, 9% and 6% of the Company's sales. Some of these customers are either development-stage companies or do not have established markets for their products. The Company's contract manufacturing and consulting service ceased at the end of 2017.

Intellectual Property Strategy

        Both Neovasc and the broader medical device industry attach significant importance to patents for the protection of new technologies, products and processes. Accordingly, Neovasc's success depends, in part, on its ability to obtain patents or rights thereto, to protect commercial secrets and carry on activities without infringing the rights of third parties. See "Risk Factors" in Item 3.D and "Consolidated Statements and Other Financial Information — Legal Proceedings" in Item 8.A elsewhere in this Annual Report for a description of certain pending, ongoing or potential future legal proceedings and risks relating thereto. Where appropriate, and consistent with management's objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, Neovasc will continue to seek patents in relation to those components or concepts that it perceives to be important.

        Neovasc has patents and patent applications with respect to its technology. The specific active patent applications and granted patents to which Neovasc has rights are listed below, along with notes relating to the countries in which the patent applications have been filed and the expected expiration dates of such patent applications.

Tiara — Pending Applications

TITLE	COUNTRY	STANDARD EXPIRATION DATES
TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 2,797,863)	Canada	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 11777065.1)	Europe	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 2016 148192)	Japan	N/A

TITLE	COUNTRY	STANDARD EXPIRATION DATES
TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 15/682,890)	United States	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 2017232067)	Australia	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 2,856,088)	Canada	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. TBD, DIV of App; No. 12851477.5)	Europe	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 15/628,924)	United States	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (App. No. 2017239620)	Australia	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (App. No. 2,864,160)	Canada	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (App. No. 201610543000.5)	China	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (App. No. 13749578.4)	Europe	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (App. No. 15/378,892)	United States	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 2013270351)	Australia	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 2,874,219)	Canada	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 201610647657.6)	China	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 13796278.3)	Europe	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 15/890,119)	United States	N/A

TITLE	COUNTRY	STANDARD EXPIRATION DATES
PROSTHETIC VALVE WITH ANTI PIVOTING MECHANISM (App. No. 2014231689)	Australia	N/A
PROSTHETIC VALVE WITH ANTI PIVOTING MECHANISM (App. No. 2,900,571)	Canada	N/A
PROSTHETIC VALVE WITH ANTI PIVOTING MECHANISM (App. No. 201480014460.8)	China	N/A
PROSTHETIC VALVE WITH ANTI PIVOTING MECHANISM (App. No. 14764106.2)	Europe	N/A
PROSTHETIC VALVE WITH ANTI PIVOTING MECHANISM (App. No. 2015 561839)	Japan	N/A
PROSTHETIC VALVE WITH ANTI PIVOTING MECHANISM (App. No. 14/195,576)	United States	N/A
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART (App. No. 2014201920)	Australia	N/A
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART (App. No. 15/404,012)	United States	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW (App. No. 15/418,511)	United States	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW (App. No. PCT/CA2017/050097)	Patent Cooperation Treaty	N/A
TRANSSEPTAL DELIVERY SYSTEM (App. No. 15/379,748)	United States	N/A
TRANSSEPTAL DELIVERY SYSTEM (App. No. PCT/CA2016/051482)	Patent Cooperation Treaty	N/A
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM (App. No. 15/819,512)	United States	N/A
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM (App. No. PCT/CA2017/051387)	Patent Cooperation Treaty	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 62/550,368)	United States	N/A

Tiara — Granted Patents

TITLE	COUNTRY	STANDARD EXPIRATION DATES
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 2011250606)	Australia	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 2014203064)	Australia	May 4, 2013
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. ZL 2011 8 0029086.5)	China	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. ZL 201510607482.1)	China	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. DE202011110951.1)	Germany (Utility)	May 4, 2021
TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 202011110985.6)	Germany (Utility)	May 4, 2021
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 6010530)	Japan	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 8,579,964)	United States	January 2, 2032
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 9,241,790)	United States	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 9,248,014)	United States	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 9,770,329)	United States	September 18, 2031
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. ZL201280067082.0)	China	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 6133885)	Japan	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Austria	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Switzerland	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Germany	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Denmark	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Spain	November 20, 2032

TITLE	COUNTRY	STANDARD EXPIRATION DATES
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	France	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	United Kingdom	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Italy	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	The Netherlands	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (App. No. 12851477.5; Pat. No. TBD)	Sweden	November 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 9,308,087)	United States	August 15, 2034
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS (Pat. No. 9,713,529)	United States	December 31, 2032
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (Pat. No. 2013220881)	Australia	February 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (Pat. No. ZL201380017320.1)	China	February 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (Pat. No. 6209543)	Japan	February 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE (Pat. No. 9,554,897)	United States	September 13, 2035
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (Pat. No. ZL201380040510.5)	China	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 2015 514301; Patent No. TBD)	Japan	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (App. No. 15/134,164; Pat. No. TBD)	United States	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM (Pat. No. 9,345,573)	United States	May 30, 2033
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART (Pat. No. 9,572,665)	United States	April 18, 2035

Reducer — Pending Applications

TITLE	COUNTRY	STANDARD EXPIRATION DATES
FLOW REDUCING IMPLANT (App. No. 2,981,561)	Canada	N/A
FLOW REDUCING IMPLANT (N/A)	Canada	N/A
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT (App. No. 15/152,935)	United States	N/A
VARYING DIAMETER VASCULAR IMPLANT AND BALLOON (App. No. 15/721,152)	United States	N/A
FLOW REDUCING IMPLANT (App. No. 2,981,561)	Canada	N/A
VASCULAR IMPLANT (App. No. 2,930,497)	Canada	N/A
VASCULAR IMPLANT (App. No. 15186450.1)	European Patent Convention	N/A
VASCULAR IMPLANT (App. No. 15/660,228)	United States	N/A

Reducer — Granted Patents

TITLE	COUNTRY	STANDARD EXPIRATION DATES
FLOW REDUCING IMPLANT (Pat. No. 2,769,574)	Canada	October 2, 2022
FLOW REDUCING IMPLANT (Pat. No. 2,870,392)	Canada	October 2, 2022
FLOW REDUCING IMPLANT (Pat. No.1450727)	European Patent Convention	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No. 1450727)	France	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No. 1450727)	Germany	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No. 161278)	Israel	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No. 1450727)	Italy	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No. 4398244)	Japan	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No. 1450727)	Spain	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No.1450727)	United Kingdom	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No.1450727)	Austria	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No.1450727)	Belgium	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No.1450727)	Switzerland	October 3, 2022
FLOW REDUCING IMPLANT (Pat. No.1450727)	Netherlands	October 3, 2022
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT (Pat. No. 8,556,954)	United States	September 29, 2020
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT (Pat. No. 8,858,612)	United States	March 27, 2020

TITLE	COUNTRY	STANDARD EXPIRATION DATES
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT (Pat. No. 9,364,354)	United States	June 6, 2020
NARROWING IMPLANT (Pat. No. 2001246781)	Australia	March 27, 2021
NARROWING IMPLANT (Pat. No. 2,404,330)	Canada	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	European Patent Convention	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	France	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Germany	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Austria	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Belgium	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Switzerland	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Spain	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Italy	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Netherlands	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Sweden	March 27, 2021
NARROWING IMPLANT (Pat. No. 1276437)	Ireland	March 27, 2021
NARROWING IMPLANT (Pat. No. 208930)	India	March 27, 2021
NARROWING IMPLANT (Pat. No. 151931)	Israel	March 27, 2021
NARROWING IMPLANT (Pat. No. 4398131)	Japan	March 27, 2021
DEVICE AND METHOD FOR TREATING ISCHEMIC HEART DISEASE (Pat. No. 6,953,476)	United States	March 27, 2020
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	European Patent Convention	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	France	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Germany	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Italy	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Spain	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	United Kingdom	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Austria	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Belgium	November 25, 2023

TITLE	COUNTRY	STANDARD EXPIRATION DATES
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Switzerland	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Netherlands	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON (Pat. No 1587449)	Sweden	November 25, 2023
VASCULAR IMPLANT (Pat. No. 2,551,081)	Canada	November 18, 2024
VASCULAR IMPLANT (Pat. No. 2,823,472)	Canada	November 18, 2024
VASCULAR IMPLANT (Pat. No. 1689324)	European Patent Convention	November 18, 2024
VASCULAR IMPLANT (Pat. No. 2756821)	European Patent Convention	November 18, 2024
VASCULAR IMPLANT (Pat. No. 1689324)	France	November 18, 2024
VASCULAR IMPLANT (Pat. No. 2756821)	France	November 18, 2024
VASCULAR IMPLANT (Pat. No. 1689324)	Germany	November 18, 2024
VASCULAR IMPLANT (Pat. No. 2756821)	Germany	November 18, 2024
VASCULAR IMPLANT (Pat. No. 175747)	Israel	November 18, 2024
VASCULAR IMPLANT (Pat. No. 5154799)	Japan	November 18, 2024
VASCULAR IMPLANT (Pat. No. 1689324)	United Kingdom	November 18, 2024
VASCULAR IMPLANT (Pat. No. 2756821)	United Kingdom	November 18, 2024
VASCULAR IMPLANT (Pat. No. 8,911,489)	United States	November 18, 2024
VASCULAR IMPLANT (Pat. No. 9,744,059)	United States	November 18, 2024

Tissue — Pending Applications

TITLE	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND SYSTEMS FOR CONTROL OF FIXED TISSUE DIMENSIONS AND PROPERTIES BY USE OF OSMOTICALLY TUNED TISSUE EQUILIBRATION AND FIXATION SOLUTIONS (App. No. 62/615,294)	United States	N/A

C.    Organizational Structure

        The Company has the following seven wholly-owned subsidiaries:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia
Neovasc Tiara Inc.	March 11, 2013	Canada (federal)
Neovasc Medical Ltd.	September 9, 2002	Israel

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	United States
B-Balloon Ltd.(1)	March 30, 2004	Israel
Neovasc GmbH	August 14, 2017	Germany
Neovasc Management Inc.	January 23, 2018	United States

(1)
B-Balloon Ltd. is in the process of being voluntarily wound up.

D.    Property, Plants and Equipment

        Neovasc's operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden. Neovasc operates from its head office located in Richmond, British Columbia, Canada. Neovasc is currently in the process of selling its office and laboratory building used for manufacture and testing of devices as well as office space, which sale is expected to close in June 2018.

        The following table outlines significant properties that Neovasc currently leases:

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Richmond, Canada	10,000	June 1, 2022	Office space and research and development lab
Richmond, Canada	15,000	June 1, 2022	Unoccupied space
Richmond, Canada	9,771	December 12, 2018	Manufacturing
Richmond, Canada	2,660	December 19, 2018	Office and warehousing
New Brighton, MN	6,714	March 21, 2023	Office and research and development lab

        The Richmond office space costs $22,851 per month and is rented on an annual basis. The New Brighton office and research and development space costs $6,573 per month and is rented on an annual basis. Neovasc believes that its current facilities are adequate to meet its ongoing needs and that, if Neovasc requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

Social or Environmental Policies

        The Company's processing of its pericardial tissue involves the use of some controlled and/or hazardous materials. The use and disposal of these materials is controlled by the Company's quality control procedures and systems. Environmental factors are considered when disposing of these materials and the Company takes steps to ensure it is in compliance with the appropriate regulations surrounding disposal of these materials.

ITEM 4A    UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    Operating Results

Three Year Development

Recent Developments Subsequent to December 31, 2017

        On January 2, 2018, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. The Bid Price Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 2, 2018, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 2, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its common shares will continue to be listed and trade on the Nasdaq.

        On January 22, 2018 the Company appointed Fred Colen as the new President and CEO of Neovasc.

        On February 1, 2018 the "Institut für das Entgeltsystem im Krankenhaus", the German Institute for the Hospital Remuneration System awarded Neovasc Reducer, a CE-Marked medical device for the treatment of refractory angina, NUB status 1 designation for 2018.

        On March 8, 2018, the Company received confirmation that the TSX had determined that the Company satisfied TSX's applicable requirements for continued listing and that the Company would not be delisted from the TSX exchange at this time.

        On March 22, 2018, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until September 18, 2018, to regain compliance. The Company intends to monitor the market value of its listed securities between now and September 18, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its common shares will continue to be listed and trade on the Nasdaq.

        On April 11, 2018, the Company announced that it had received $7,132,488 in proceeds from investor initiated exercises of 4,885,266 of the Series C Warrants issued pursuant to the 2017 Public Transaction, leaving 5,388,706 Series C Warrants outstanding at that time. Each Series C Warrant was exercised at an exercise price equal to $1.46.

        On April 30, 2018, the Company announced that it had received $4,666,099 in proceeds from additional investor initiated exercises of 3,195,958 of the Series C Warrants issued pursuant to the 2017 Public Transaction, leaving 2,192,748 Series C Warrants outstanding at that time. Each Series C Warrant was exercised at an exercise price equal to $1.46.

Year Ended December 31, 2017

        On January 18, 2017, in CardiAQ v. Neovasc Inc., the trial court granted CardiAQ's motion for pre- and post-judgment interest. The Court awarded $20,675,154 in pre-judgment interest and assessed a running rate of $2,354.27 per day from November 16, 2016 until the judgment was satisfied, unless the Company prevailed on appeal.

        On June 16, 2017, the Company announced that the District Court in Munich, Germany partially found in favour of CardiAQ in its case against Neovasc. The German court found CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are currently no monetary awards associated with this matter. The Company and CardiAQ each filed notices of appeal in July 2017. The case is likely to be heard in the fourth quarter of 2018.

        On September 1, 2017, the Company announced that a panel of the United States Court of Appeals for the Federal Circuit affirmed the judgment of the United States District Court for the District of Massachusetts in

the case of CardiAQ v. Neovasc Inc. The panel also affirmed the district court's decision not to enjoin the Tiara program. As a result, Neovasc owed the full judgement of approximately $112 million and there are no other monetary damages arising from this award. Neovasc remained the joint inventor of the '964 patent, one of the patents in the Tiara patent family, along with two employees of CardiAQ, both parties having freedom to use the patent without an obligation to pay royalties to the other.

        On November 3, 2017, the Company reported that the United States Court of Appeals for the Federal Circuit affirmed the judgment of the United States District Court for the District of Massachusetts in the case of CardiAQ v. Neovasc Inc. and denied the petition for panel rehearing. At this point, the appeals process was exhausted and the full judgment of approximately $112 million became due on November 13, 2017.

        On November 6, 2017, the Company announced that it had received approval of the FDA to initiate the COSIRA-II IDE pivotal clinical trial. The trial's purpose will be to demonstrate the safety and effectiveness of the Company's novel Reducer system for treatment of patients with refractory angina. Once completed, the trial data is intended to support an application to the FDA for approval to begin marketing the Reducer in the United States.

        In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the ongoing TIARA-II study; (iii) to continue commercialization of the Reducer; and (iv) for general corporate purposes.

        On November 13, 2017, the TSX reported that Neovasc was under a remedial delisting review as a result of the financial hardship exemption application filed by the Company in connection with the 2017 Financings. The Company subsequently regained compliance with the TSX's continued listing requirements.

Year Ended December 31, 2016

        On January 11, 2016, the Company announced that the FDA had granted approval for participating physicians to treat patients with its 40mm Tiara in the TIARA-I study.

        On May 13, 2016, the Company filed a preliminary short form base shelf prospectus with certain securities regulatory authorities in Canada and a corresponding shelf registration statement with the United States Securities and Exchange Commission (the "SEC"). The filing was intended to restore the original capacity which was available to Neovasc under its previous base shelf prospectus (which expired on June 13, 2016), as well as to provide Neovasc with flexibility to take advantage of financing opportunities when market conditions are favorable.

        On May 19, 2016, in the case of CardiAQ v. Neovasc Inc., a jury found in favor of CardiAQ on CardiAQ's claims for relief for breach of contract, breach of the duty of honesty in contractual performance, and three of CardiAQ's six asserted trade secrets. The jury also issued advisory findings in favor of CardiAQ regarding its causes of action under Massachusetts Gen. Law. Ch. 93A and patent inventorship. The jury awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief.

        On November 1, 2016, in the case of CardiAQ v. Neovasc Inc., Judge Allison D. Burroughs ruled in favor of CardiAQ on the issue of inventorship of Neovasc's '964 Patent. At the same time, the judge denied CardiAQ's motion for an injunction that would have shut down the development of the Tiara, thus allowing Neovasc to continue development and commercialization of the Tiara, while also denying Neovasc's motions for a new trial. Judge Burroughs upheld the jury's verdict and $70 million award against Neovasc, and awarded $21 million in enhanced damages to that award.

        On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

        On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. Under the terms of the equity investment, Boston Scientific acquired 11,817,000 Common Shares in the capital of Neovasc at a price of $0.60 per share, for gross proceeds of $7,090,200.

        On December 23, 2016 the United States District Court for the District of Massachusetts granted a stay of judgment pending the completion of an appeal in the case of CardiAQ v. Neovasc Inc. As a result of the court order imposing a stay, CardiAQ could not enforce the money judgment pending the outcome of the appeal. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court.

Year Ended December 31, 2015 Developments

        On February 3, 2015, the Company closed an equity financing for gross proceeds to the Company of $74,883,850. The financing was underwritten by Leerink Partners LLC as sole book-running manager for a syndicate of underwriters, which placed 10,415,000 Common Shares from treasury and 1,660,000 Common Shares sold by certain directors, officers and employees of the Company each at a price per common share of $7.19. Neovasc used the net proceeds received by the Company (i) to enroll patients in the TIARA-I study; (ii) to initiate and enroll patients in a CE Mark study for the Tiara; (iii) to further develop and refine the Tiara; (iv) to advance the commercialization of the Reducer in Europe; (v) to gain approval for a FDA IDE study for the Reducer; and (vi) for general corporate purposes.

        On February 5, 2015, the final results from the Company's COSIRA trial, assessing the efficacy and safety of the Reducer for treatment of Refractory Angina, were published in the New England Journal of Medicine.

        In October 2015, the Tiara was featured in a "live case" broadcast to the 27th Annual Transcatheter Cardiovascular Therapeutics scientific symposium, the world's largest educational meeting specializing in interventional cardiovascular medicine. During the live broadcast, Dr. Anson Cheung and Dr. John Webb of St. Paul's Hospital (Vancouver, Canada) implanted a 35mm Tiara in a patient suffering from severe Mitral Regurgitation.

Trends, Risks and Uncertainties

Losses and Additional Funding Requirements

        Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

        The Company has incurred operating and comprehensive losses of $22,908,721 and $24,859,117 for the year ended December 31, 2017, respectively (2016: $86,494,893 and $82,397,922) and has a deficit of $224,692,327 at December 31, 2017 compared to a deficit of $201,783,606 as at December 31, 2016. As at December 31, 2017 the Company had $17,507,157 in cash and cash equivalents (2016: $22,954,571). The Company believes it may need to raise additional capital to fund its short and medium term objectives for the Tiara and the Reducer prior to the successful commercialization of these products. There is no certainty that the Company will be able to raise additional capital through debt or equity or other means on terms acceptable to the Company or at all. There is also no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2017, the Company had approximately $17.5 million in cash and cash equivalents, sufficient cash for approximately nine months of operations and will need to obtain additional debt or equity financing later in 2018 to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern. For a description of the risks relating to the Company's need for additional financing and the securities issued pursuant to the 2017 Financings see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Litigation Matters

        Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $112 million damages and interest awards became due and payable. The Company had approximately $70 million placed in escrow but needed to raise an additional approximately $42 million or face bankruptcy proceedings. On November 17, 2017, the Company closed the 2017 Financings for gross proceeds of approximately $65 million and used approximately $42 million to settle the remaining damages and interest awards. For a description of the Company's ongoing litigation, see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" of this Annual Report.

        The audited consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company's ability to continue as a going concern.

Operating Risks

        In addition to these litigation matters, the Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company's programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

        Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

        Operating risks include but are not limited to: the clinical success of the Tiara; market acceptance of the Company's technologies and products; litigation risk associated with the Company's intellectual property and the Company's defense and protection thereof; the Company's ability to obtain and enforce timely patent protection of its technologies and products; the Company's ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company's ability to conduct and complete successful clinical trials; the Company's ability to garner regulatory approvals for its products in a timely fashion; the Company's ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company's directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company's share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

Risks relating to the 2017 Financings

        The securities issued pursuant to the 2017 Financings contain, among other things, so-called full-ratchet anti-dilution and future pricing provisions, which create a high degree of risk relating to, among other things, significant dilution to shareholders and the Company's ability to raise additional financing. The exercise of warrants issued pursuant to the 2017 Financings have already resulted in significant dilution to our shareholders and may result in further significant dilution in the future. For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such exercises or conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Foreign Operations

        The Company changed functional currency on October 1st, 2017 from Canadian to U.S. dollars.

        The majority of the Company's revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company's costs are denominated in Canadian dollars. A decrease in the value of the Euro in relation to the U.S. dollar will have an adverse effect on the Company's results of operations, with lower than expected revenue amounts and gross margins being reported in the Company's U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company's results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company's international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company's intellectual property rights.

        Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

        The following discussion should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

Discussion of Operations and Financial Condition

Results for the years ended December 31, 2017 and 2016 follow:

Losses

        The operating losses and comprehensive losses for the year ended December 31, 2017 were $22,908,721 and $24,859,117, respectively, or $0.28 basic and diluted loss per share, as compared with losses of $86,494,893 and $82,397,922, or $1.28 basic and diluted loss per share, for the same period in 2016.

        The $63,586,172 decrease in the operating loss incurred for the year ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $111,781,096 damages provision in relation in the Company's litigation with CardiAQ charged in year ended December 31, 2016 and an offsetting of a $65,095,733 gain on sale of assets related to an agreement with Boston Scientific in the same year. The accounting treatment of the 2017 Financings resulted in a net $7,380,102 gain and foreign exchange changes accounted for a $5,690,603 gain between the years. In addition, there was a $3,498,004 reduction in general and administrative expenses (of which, $10,759,788 relates to a decrease in litigation expenses offset by expenses related to the 2017 Financings of $5,447,182) and a decrease of in product development and clinical trial expenses of $1,875,411.

Revenues

        Revenues decreased 43% to $5,389,014 for the year ended December 31, 2017, compared to revenues of $9,512,796 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. In December 2017, the Company closed its contract manufacturing and consulting services.

        Sales of the Reducer for the year ended December 31, 2017 were $1,128,126, compared to $1,004,948 for the same period in 2016, representing an increase of 12%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

        Contract manufacturing revenues for the year ended December 31, 2017 were $949,379, compared to $3,746,521 for the same period in 2016, representing a decrease of 75%. The decrease in revenue for the year ended December 31, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer. In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

        Revenues from consulting services for the year ended December 31, 2017 were $3,311,509, compared to $4,761,327 for the same period in 2016, representing a decrease of 30%. The loss is indicative of the trend the Company was seeing in consulting service revenue prior to closing its consulting services.

        Where possible, the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

        The cost of goods sold for the year ended December 31, 2017 was $3,477,821, compared to $7,091,761 for the same period in 2016. The overall gross margin for the year ended December 31, 2017 was 35%, compared to 25% gross margin for the same period in 2016. The Company has seen its gross margins increase due to a change in the product mix as Reducer revenues reflect an increasing proportion of the overall revenues.

Expenses

        Total expenses for the year ended December 31, 2017 were $34,060,101, compared to $39,243,928 for the same period in 2016, representing a decrease of $5,183,827 or 13%. The decrease in total expenses for the year ended December 31, 2017 compared to the same period in 2016 reflects a $3,498,004 reduction in general and administrative expenses (of which, $10,759,788 relates to a decrease in litigation expenses offset by expenses related to the 2017 Financings of $5,447,182) and a $1,875,411 decrease in product development and clinical trial expenses to preserve cash resources.

        Selling expenses for the year ended December 31, 2017 were $886,226, compared to $696,638 for the same period in 2016, representing an increase of $189,588, or 27%. The increase in selling expenses for the year ended December 31, 2017 compared to the same period in 2016 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses in the light of the impact of litigation on the cash resources of the Company.

        General and administrative expenses for the year ended December 31, 2017 were $15,684,783, compared to $19,182,787 for the same period in 2016, representing a decrease of $3,498,004 or 18%. The decrease in general and administrative expenses for the year ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $10,759,788 decrease in litigation expenses offset by an increase in expenses related to the 2017 Financings of $5,447,182.

        Product development and clinical trial expenses for the year ended December 31, 2017 were $17,489,092 compared to $19,364,503 for the same period in 2016, representing a decrease of $1,875,411 or 10%. The decrease in product development and clinical trial expenses for the year ended December 31, 2017 was the result of a decision and need to preserve cash resources until the decision from the Appeals Court in the litigation with CardiAQ was final.

        The Company's expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the year ended December 31, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss

        The other income for the year ended December 31, 2017 was $9,724,615, compared to a loss of $49,471,477 for the same period in 2016, an increase in other income of $59,196,092. The increase in the other income can be substantially explained by a $111,781,096 damages provision in relation in the Company's litigation with CardiAQ charged in year ended December 31, 2016 and an offsetting $65,095,733 gain on sale of assets related to an agreement with Boston Scientific in the same year. The accounting treatment of the 2017 Financings resulted in a $7,380,102 net gain and foreign exchange changes accounted for a $5,690,603 gain between the years.

Tax Expense

        The tax expense for the year ended December 31, 2017 was $484,428, compared to $200,523 for the same period in 2016. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged. In addition, the Company resolved its tax due to the State of California and paid $290,539 to bring the account up to date.

Results for the years ended December 31, 2016 and 2015 follow:

Losses

        The operating losses and comprehensive losses for the year ended December 31, 2016 were $86,494,893 and $82,397,922 respectively, or $1.28 basic and diluted loss per share, as compared with losses of $26,730,490 and $35,116,695, or $0.41 basic and diluted loss per share for the same period in 2015. The $59,764,403 increase in the operating loss incurred for the year ended December 31, 2016 compared to the same period in 2015 can be substantially explained by a $111,781,096 damages provision related to the litigation with CardiAQ, a $65,095,733 gain on sale of assets related to the agreement with Boston Scientific described below, a $5,269,711 increase in general and administrative expenses (of which $6,111,912 relates to an increase in litigation expenses), a $2,183,108 increase in product development and clinical trial expenses, and a $4,981,309 increase in other income. Litigation expenses for the year ended December 31, 2016 represented a loss of $0.20 basic and diluted loss per share compared to a loss of $0.11 basic and diluted loss per share for the same period in 2015. The Company incurred significant costs in defending itself in lawsuits filed by CardiAQ.

Revenues

        Revenues decreased 4% year-over-year to $9,512,796 for the year ended December 31, 2016, compared to revenues of $9,929,940 for the same period in 2015. The Company started its sales of the Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe. The Company focused its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. The Company ceased its production of surgical patches (product sales) in the second quarter of 2015.

        Reducer sales for the year ended December 31, 2016 were $1,004,948, compared to $526,412 for the same period in 2015, representing an increase of 91%. The second year of the commercialization of the Reducer has been considered successful based on the amount of internal resources applied to the Reducer.

        Product sales for the year ended December 31, 2016 were $nil, compared to $353,736 for the same period in 2015. Neovasc ceased manufacturing surgical patches in the second quarter of 2015.

        Contract manufacturing revenues for the year ended December 31, 2016 were $3,746,521, compared to $3,236,978 for the same period in 2015, representing an increase of 16%. The increase in revenue for the year ended December 31, 2016 compared to the same period in 2015 is primarily due to growing revenues from Boston Scientific. In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. Going forward, contract manufacturing revenues will decline with the loss of Boston Scientific as a customer and revenues will be derived from a smaller customer base.

        Revenues from consulting services for the year ended December 31, 2016 were $4,761,327, compared to $5,812,814 for the same period in 2015, representing a decrease of 18%. The loss is indicative of the trend the Company saw in consulting service revenue.

        Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

        The cost of goods sold for the year ended December 31, 2016 was $7,091,761, compared to $6,938,134 for the same periods in 2015. The overall gross margin for the year ended December 31, 2016 was 25%, compared to 30% gross margin for the same period in 2015. The Company saw its gross margins decline due to a change in the product mix. The lower margin the Company received on its sales to Boston Scientific was only partially offset by the higher margins on the Reducer revenue.

Expenses

        Total expenses for the year ended December 31, 2016 were $39,243,928, compared to $31,750,140 for the same period in 2015, representing an increase of $7,493,788 or 24%. The increase in total expenses for the year ended December 31, 2016 compared to the same period in 2015 reflects a $40,969 increase in selling expenses as the Company commercializes the Reducer, a $5,269,711 increase in general and administrative expenses (of which $6,111,912 relates to an increase in litigation expenses) and a $2,183,108 increase in product development and clinical trial expenses to advance the Tiara and the Reducer development programs.

        Selling expenses for the year ended December 31, 2016 were $696,638, compared to $655,669 for the same period in 2015, representing an increase of $40,969, or 6%. The increase in selling expenses for the year ended December 31, 2016 compared to the same period in 2015 reflects costs incurred commercialization activities for the Reducer in 2016. The Company minimized its increase in selling expenses in the light of higher litigation costs and the impact of litigation on the Company in 2016.

        General and administrative expenses for the year ended December 31, 2016 were $19,182,787 compared to $13,913,076 for the same period in 2015, representing an increase of $5,269,711, or 38%. The increase in general and administrative expenses for the year ended December 31, 2016 compared to the same period in 2015 can be substantially explained by a $6,111,912 increase in litigation expenses, offset by a $813,075 decrease in share-based payments. In 2016 the Company adjusted its compensation plan to directors, officers and senior management, decreasing the number of options granted by 75%, replacing these options with a smaller cash based bonus plan and increasing officers and senior management's base salaries by 10%.

        Product development and clinical trial expenses for the year ended December 31, 2016 were $19,364,503, compared to $17,181,395 for the same period in 2015, representing an increase of $2,183,108, or 13%. The increase in product development and clinical trial expenses for the year ended December 31, 2016 was due to a $1,183,962 increase in cash-based employee expenses as the Company hired additional staff to advance product development and a $2,076,259 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $1,243,976 decrease in share-based payments.

        The Company's expenses are subject to inflation and cost increases. Salaries and wages increased on average by 3% in the year ended December 31, 2016 compared to the same period in 2015. The Company did not see a material increase in the price of any of the components used in the manufacture of its products and services in 2016.

Other Income and Loss

        The other loss for the year ended December 31, 2016 was $49,471,477, compared to other income of $2,195,195 for the same period in 2015, a change of $51,666,672. This amount is made up of $111,781,096 damages provision related to the litigation with CardiAQ (see "Trends, Risks and Uncertainties" and "Contractual Obligations and Contingencies" herein), a $2,690,129 increase in the unrealized loss on the damages provision and a $1,894,473 increase in the loss on foreign exchange, offset by a $65,095,733 gain on sale of assets related to the agreement with Boston Scientific.

Tax Expense

        The tax expense for the year ended December 31, 2016 was $200,523, compared to $167,351 for the same period in 2015. Neovasc (US) Inc. provides clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit In Neovasc (US) Inc. and U.S. federal and state taxes were charged.

Results for the three months ended December 31, 2017 and 2016 follow:

Losses

        The operating losses and comprehensive losses for the three months ended December 31, 2017 were $5,026,466, or $0.06 basic and diluted loss per share, as compared with income of $37,213,791 and $37,095,024, or $0.54 basic earnings and $0.47 fully diluted earnings per share for the same period in 2016.

        The $42,240,257 decrease in the operating loss incurred for the three months ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $70 million damages provision related to the jury award against the Company and a $21 million enhanced damages provision against the Company in its litigation with CardiAQ, charged in the year ended December 31, 2017, a $5,857,116 increase in general and administrative expenses (of which $1,065,390 was a decrease in litigation expense offset by $5,447,182 increase in financing fees from derivative liabilities), and a $65 million decrease in gain on sale of asset attributed to the Boston Scientific sale. The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.

Revenues

        Revenues decreased 56% to $1,227,625 for the three months ended December 31, 2017, compared to revenues of $2,761,122 for the same period in 2016. The Company continues to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara. The Company anticipates that by the end of 2018 all revenue will be derived from the Reducer product.

        Reducer sales for the three months ended December 31, 2017 were $285,598 compared to $282,515 for the same period in 2016, representing an increase of 1%. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

        Contract manufacturing revenues for the three months ended December 31, 2017 were $465,205, compared to $1,355,385 for the same period in 2016, representing a decrease of 66%. The decrease in revenue for the three months ended December 31, 2017 compared to the same period in 2016 is primarily due to the loss of Boston Scientific as a customer. In December 2016, the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. In 2017, the Company has redirected their focus away from contract manufacturing. Going forward, with the reorganization of the Company concentrating on the Tiara and the Reducer, all contract manufacturing revenue streams will be exhausted. The Company ceased all contract manufacturing revenues at the end of December 2017.

        Revenues from consulting services for the three months ended December 31, 2017 were $476,822 compared to $1,123,222 for the same period in 2016, representing a decrease of 58%. The decrease is indicative of the trend the Company is seeing in consulting service revenue. The Company ceased all consulting services revenues at the end of December 2017.

        Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

        The cost of goods sold for the three months ended December 31, 2017 was $1,136,804, compared to $2,052,969 for the same periods in 2016. The overall gross margin for the three months ended December 31, 2017 was 7%, compared to 26% gross margin for the same period in 2016. The Company has seen its gross margins decrease due to a change in focus towards Tiara and Reducer, closing its contract manufacturing and consulting businesses.

Expenses

        Total expenses for the three months ended December 31, 2017 were $12,301,582, compared to $7,437,156 for the same period in 2016, representing an increase of $4,864,426 or 65%. The decrease in total expenses for the three months ended December 31, 2017 compared to the same period in 2016 reflects a $5,857,116 increase in general and administrative expenses (of which $5,447,182 was an increase in financing fees for the derivative liability) and a $1,071,842 decrease in product development and clinical trial expenses to preserve cash resources.

        Selling expenses for the three months ended December 31, 2017 were $220,885, compared to $141,733 for the same period in 2016, representing an increase of $79,152, or 56%. The increase in selling expenses for the three months ended December 31, 2017 compared to the same period in 2016 reflects costs incurred for commercialization activities for the Reducer in 2017. The Company continues to minimize its selling expenses in the light of the impact of litigation on the Company.

        General and administrative expenses for the three months ended December 31, 2017 were $8,318,549 compared to $2,461,433 for the same period in 2016, representing an increase of $5,857,116 or 238%. The increase in general and administrative expenses for the three months ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $5,447,182 increase in financing fee from derivative liabilities.

        Product development and clinical trial expenses for the three months ended December 31, 2017 were $3,762,148 compared to $4,833,990 for the same period in 2016, representing a decrease of $1,071,842 or 22%. The overall gradual decrease in product development and clinical trial expenses for the three months ended December 31, 2017 occurred as the Company focused on clinical activities and slowed product development activities to preserve cash resources.

        The Company's expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the year ended December 31, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income and Loss

        The other income for the three months ended December 31, 2017 was $7,174,159, compared to $43,957,927 for the same period in 2016, a decrease in other income of $36,783,768. The decrease in the other income can be substantially explained by a $65 million decrease in gain on sale of asset from Boston Scientific and a $21 million decrease in the charge for the damages provision. Included within other income for the three months ended December 31, 2017 is a charge of $738,021 for post-judgment interest on the damages provision related to the litigation with CardiAQ (see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" of this Annual Report), (2016: $nil).

Tax Expense

        The tax expense for the three months ended December 31, 2017 was $25,602 compared to $15,133 for the same period in 2016. Neovasc (US) Inc. provides clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged.

Results for the three months ended December 31, 2016 and 2015 follow:

Losses

        The net profit for the quarter ended December 31, 2016 was $37,213,791, or $0.54 basic earnings and $0.47 fully diluted earnings per share, compared with a loss of $7,383,608, or $0.11 basic and diluted loss per share for the same period in 2015.

Revenues

        Revenues for the quarter ended December 31, 2016 were $2,761,122 compared to $2,224,046 for the same period in 2015. Reducer revenues increased by 47% to $282,515 for the quarter compared to $192,013, for the same period in 2015. Contract manufacturing and consulting services revenues were slightly increased in comparison to the same period in 2015.

Cost of Goods Sold

        The cost of goods sold for the quarter ended December 31, 2016 was $2,052,969, compared to $1,942,140 for the same period in 2015. The gross margin for the quarter ended December 31, 2016 was 26%, compared to 13% for the same period in 2015. In 2015, the Company issued a credit note to a single customer, which reduced margins from 23% to 13% for the fourth quarter of 2015.

Expenses

        Total expenses for the quarter ended December 31, 2016 were $7,437,156, compared to $8,352,093 for the same period in 2015, representing a decrease of 11%. The decrease results from a $1,037,249 decrease in general and administrative expenses offset by a $273,035 increase in clinical trial and product development expenses for the Company's two new product development programs.

        Selling expenses were $141,733 for the quarter ended December 31, 2016, compared to $292,456 for the same period in 2015, representing a decrease of 52%, due to lower sales consulting, less travel and lower stock compensation costs in 2016. General and administrative expenses were $2,461,433 for the quarter ended December 31, 2016, compared to $3,498,682 for the same period in 2015, representing a decrease of 30%, due to a decrease in litigation expenses of $537,872 and a $296,782 decrease in share-based payments. Product development and clinical trials expenses were $4,833,990 for the quarter ended December 31, 2016, compared to $4,560,955 for the same period in 2015 representing an increase of 6% due to an increased investment in the Tiara development program.

Other Income and Loss

        The other income for the quarter ended December 31, 2016 was $43,957,927, compared to $853,930 for the same period in 2015, representing an increase of $43,103,997. This amount is made up of a $65,095,733 gain on sale of assets related to the agreement with Boston Scientific and a $1,740,923 gain on foreign exchange offset by a $20,781,096 damages provision related to the interest award in the primary U.S. litigation with CardiAQ (see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" of this Annual Report) and a $2,113,872 increase in the unrealized loss on the damages provision.

Tax Expense

        The tax expense for the quarter ended December 31, 2016 was $15,133, compared to $167,351 for the same period in 2015. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit In Neovasc (US) Inc. and U.S. federal and state taxes were charged. In 2015, the full tax charge for the year was recorded in the fourth quarter of the year.

Annual Information

        The following is a summary of selected financial information for the three fiscal years to December 31, 2017:

	2017	2016	2015
Revenues	$5,389,014	$9,512,796	$9,929,940
Loss	(22,908,721)	(86,494,893)	(26,730,490)
Basic and diluted loss per share	(0.28)	(1.28)	(0.41)
Total assets	22,206,443	98,809,503	61,228,394
Total long-term liabilities and damages provision	32,577,647	111,781,096	—
Cash dividend declared per share	nil	nil	nil

        Revenues have declined year-over-year as the development of transcatheter aortic valves by our customers has reached its peak. The Company closed all of its revenue generating business segments except its Reducer business at the end of 2017.

        The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ. In 2016 the Company provided $111,781,096 for damages and interest awards related to the primary U.S. litigation with CardiAQ (see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" of this Annual Report), which is only partially offset by a $65,095,733 gain on sale of assets related to the agreement with Boston Scientific.

        In December, 2016 the Company entered into an agreement for Boston Scientific to acquire the Company's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement the Company has been granted a license to the purchased trade secrets and know-how and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing Tiara through its clinical and regulatory pathways.

        The Company remains focused on the development and commercialization of the Tiara and the Reducer over the next several years. The 2017 Financings completed in November 2017 allowed us to settle the claims against us related to the primary U.S. litigation with CardiAQ and continue our business. The Company intends to use the remaining capital to execute our development and commercialization plans.

Quarterly Information

        The following is a summary of selected unaudited financial information for the twelve fiscal quarters to December 31, 2017:

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenue
Reducer	$285,598	$334,208	$247,555	$260,765
Contract manufacturing	465,205	197,494	152,717	133,963
Consulting services	476,822	843,191	904,864	1,086,632

	1,227,625	1,374,893	1,305,136	1,481,360

Cost of Goods Sold	1,136,804	659,686	872,703	808,628
Gross Profit	90,821	715,207	432,433	672,732

Expenses
Selling expenses	220,885	253,791	224,382	187,168
General and administrative expenses	8,318,549	1,864,302	2,253,219	3,248,713
Product development and clinical trials expenses	3,762,148	4,422,641	4,250,780	5,053,523

	12,301,582	6,540,734	6,728,381	8,489,404
Operating Loss	(12,210,761)	(5,825,527)	(6,295,948)	(7,816,672)

Other Income/(expense)	7,209,897	1,473,493	1,012,926	28,299
Tax expense	(25,602)	(343,926)	(58,286)	(56,614)

Loss for the Period	$(5,026,466)	$(4,695,960)	$(5,341,308)	$(7,844,987)

Basic and Diluted Loss Per Share	$(0.06)	$(0.06)	$(0.07)	$(0.10)

	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Revenue
Reducer	$282,515	$262,546	$246,122	$213,765
Product sales	—	—	—	—
Contract manufacturing	1,355,385	1,543,516	240,837	606,783
Consulting services	1,123,222	1,227,938	1,223,973	1,186,194

	2,761,122	3,034,000	1,710,932	2,006,742

Cost of Goods Sold	2,052,969	2,201,440	1,391,708	1,445,644
Gross Profit	708,153	832,560	319,224	561,098

Expenses
Selling expenses	141,733	208,884	181,174	164,847
General and administrative expenses	2,461,433	3,466,825	7,427,124	5,827,405
Product development and clinical trials expenses	4,833,990	4,742,691	5,705,035	4,082,787

	7,437,156	8,418,400	13,313,333	10,075,039

Operating Loss	(6,729,003)	(7,585,840)	(12,994,109)	(9,513,941)

Other income/(expense)	43,957,927	(21,461,950)	(70,648,431)	(1,319,023)
Tax expense	(15,133)	(87,296)	(49,920)	(48,174)

Profit/(Loss) for the Period	$37,213,791	$(29,135,086)	$(83,692,460)	$(10,881,138)

Basic and Diluted Loss Per Share	$0.54	$(0.44)	$(1.25)	$(0.16)

	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
Revenue
Reducer	$192,013	$159,394	$134,607	$40,398
Product sales	—	10,228	120,097	223,411
Contract manufacturing	963,864	737,336	972,216	563,562
Consulting services	1,068,169	1,566,729	1,700,464	1,477,452

	2,224,046	2,473,687	2,927,384	2,304,823

Cost of Goods Sold	1,942,140	1,573,068	1,815,354	1,607,572

Gross Profit	281,906	900,619	1,112,030	697,251

Expenses
Selling expenses	292,456	113,913	125,478	123,822
General and administrative expenses	3,498,682	4,552,966	3,535,042	2,326,386
Product development and clinical trials expenses	4,560,955	4,908,752	4,280,295	3,431,393

	8,352,093	9,575,631	7,940,815	5,881,601

Operating Loss	(8,070,187)	(8,675,012)	(6,828,785)	(5,184,350)

Other income/(expense)	853,930	1,041,842	76,447	222,976
Tax expense	(167,351)	—	—	—

Loss for the Period	$(7,383,608)	$(7,633,170)	$(6,752,338)	$(4,961,374)

Basic and Diluted Loss Per Share	$(0.11)	$(0.11)	$(0.10)	$(0.08)

        The Company closed its contract manufacturing and consulting services revenue generating business segments at the end of 2017 and the only revenue going forward will be derived from sales of the Reducer.

        Selling expenses are expected to generally increase as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the fourth quarter of 2017 due to expense related to obtaining the convertible note and in the second quarter of 2016 mainly due to litigation expenses during the jury trial in the primary U.S. litigation with CardiAQ. While we aim to increase product development and clinical trial activities quarter over quarter, with quarterly fluctuations depending on the activities conducted in that quarter to develop the Tiara and the Reducer, the Company has been resource constrained and has seen a decline in those expenses over the four quarters of 2017 as we have been forced to defer or cancel certain otherwise desirable projects we would like to have undertaken.

Use of Proceeds

	Proposed Use of Net Proceeds	Actual Use of Net Proceeds
			Remaining to be Spent
	2017 Financings	Use of Proceeds
Settlement of litigation damages	$42,000,000	$42,000,000	$	Nil
Development and other expenses	$18,000,000	$492,893		$17,507,157
Net Proceeds	$60,000,000	$42,492,893		$17,507,157

        In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; (iii) continue commercialization of the Reducer; and (iv) for general corporate purposes.

Discussion of Liquidity and Capital Resources

Results for the years ended December 31, 2017 and 2016 follow:

        Neovasc finances its operations and capital expenditures with cash generated from operations and equity and debt financings. The Company's cash management policy is to maintain sufficient cash on hand to meet forecast expenditures and to invest any excess capital according to the Company's investment policy. The Company's investment policy for these excess cash balances will follow a conservative investment philosophy based on three fundamentals: preservation of capital, liquidity, and best available net return on invested capital. The Company prohibits speculation on currencies. If there are insufficient foreign funds, foreign currencies will be purchased on an ad hoc basis at the spot rate to fund expenditures. If there are surplus foreign funds, foreign currencies will be converted to Canadian dollars. The Company has not been involved in any bankruptcy, receivership or similar proceedings within the three most recent completed financial years.

        As at December 31, 2017 the Company had cash and cash equivalents of $17,507,157 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016. The Company will require significant additional financing in order to continue to operate its business. There can be no assurance that such financing will be available on favorable terms, or at all.

        The Company is in a negative working capital position of $6,060,895, with current assets of $20,043,002 and current liabilities of $26,103,897. However, of the current liabilities, only 1,844,955 are cash liabilities, the liability for the convertible Notes and the derivative liability from the 2017 Financings are accounting entries to account for the value of the instruments issued in the financings completed in November 2017.

        Cash used in operating activities for the year ended December 31, 2017, was $138,613,946, compared to $39,794,159 for the same period in 2016. The Company settled the $112,519,117 litigation damages in full in 2017. For the year ended December 31, 2017, operating expenses were $26,403,093, compared to $37,220,923 for the same period in 2016, a decrease of $10,841,962 that can be substantially explained by a 5,690,603 gain related to foreign exchange between the two periods and a $5,856,239 reduction in departmental cash expenses.

        Net cash provided by investing activities for the year ended December 31, 2017 was $69,496,853 compared to net cash applied by investing activities of $3,364,190 in 2016 as the $70,000,000 held in escrow was released to settle the damages and interest awards in the Company's primary U.S. litigation with CardiAQ.

        Net cash provided by financing activities for the year ended December 31, 2017, was $65,578,699 compared to $7,129,852 for the same period in 2016 as the Company completed the 2017 Financings.

        The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the years ended December 31, 2017 and 2016 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

        The Company is exposed to foreign currency fluctuations on $17,985,417 of its cash and cash equivalents and restricted cash held in U.S. dollars and Euros.

Financing

        In November 2017, Neovasc completed two financing transactions, the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in the case of CardiAQ v. Neovasc Inc. (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes.

        On November 9, 2017, the Company priced the underwritten 2017 Public Transaction of 6,609,588 Series A units (the "Series A Units") of Neovasc and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units") of Neovasc, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc. The price of $1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc's common shares as of the date of announcement of the 2017 Financings.

        Each Series A Unit was comprised of (i) one common share of the Company (each, a "Unit Share"), (ii) one Series A common share purchase warrant of the Company (each, a "Series A Warrant"), (iii) one Series B common share purchase warrant of the Company (each, a "Series B Warrant") and (iv) 0.40 Series C Warrant to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant. Each Series B Unit was comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a "Series F Warrant"). The Series A Units and Series B Units separated into their component parts upon distribution.

        Each Series A Warrant entitles the holder to purchase one Common Share (each, a "Series A Warrant Share") at an exercise price of $1.61 per Series A Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series B Warrant entitles the holder to purchase one Common Share (each, a "Series B Warrant Share") at an exercise price of $1.61 per Series B Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series C Warrant entitles the holder to purchase a Series C Unit comprised of a Common Share (each a "Series C Unit Share"), a Series A Warrant and a Series B Warrant, at an exercise price of 1.46 per Series C Unit at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series D Warrant entitled the holder to purchase one Common Share (each, a "Series D Warrant Share") at an exercise price of $1.46 per Series D Warrant Share, all of which were pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series F Warrant entitled the holder to purchase one Common Share (each, a "Series F Warrant Share" and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the "Warrant Shares") at an exercise price of 1.61 per Series F Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. No Series D Warrants or Series F Warrants remain outstanding as at April 24, 2018. The Warrants are subject to adjustment, at any time prior to their expiry. The exercise price of the Series A Warrants, Series B Warrants and Series F Warrants are subject to full-ratchet anti-dilution adjustment in certain circumstances. If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares each Series A Warrant, Series B Warrant, Series D Warrant and Series F Warrant may be exercised on a "net" or "cashless" basis. Each Series B Warrant and Series F Warrant may be exercised on an Alternate Net Number basis, as described in Item 10.A "Share Capital" of this Annual Report, and in the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and furnished to the SEC at www.sec.gov.

        Concurrent with the 2017 Public Transaction, the Company completed the 2017 Private Placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible Notes of the Company and Series E warrants (the "Series E Warrants") to purchase one Common Share at a price of $1.61 per Series E Warrant. The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from November 17, 2018. Interest on the Notes will commence accruing on November 17, 2018, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants have the same terms and conditions as the Series A Warrants.

        The Notes are secured by a first priority security interest on all of Neovasc's assets. The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry. The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution and the Series E Warrants contain full-ratchet anti-dilution provisions. If a registration statement covering the issuance or resale of the Warrant Shares is not available for the issuance or resale of such Warrant Shares, each Series E Warrant may be exercised on a "net" or "cashless" basis.

        For a description of the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at

www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and potential dilution in the future due to such exercises or conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Results for the years ended December 31, 2016 and 2015 follow:

        Neovasc finances its operations and capital expenditures with cash generated from operations and equity financings. As at December 31, 2016 the Company had cash and cash equivalents of $22,954,571 compared to cash and cash equivalents of $55,026,171 as at December 31, 2015. The Company's working capital deficit is $17,497,931 as at December 31, 2016 compared to a working capital surplus of $54,274,867 as at December 31, 2015.

        Cash used in operating activities for the year ended December 31, 2016, was $39,794,159, compared to $21,282,958 for the same period in 2015. For the year ended December 31, 2016, operating expenses were $37,215,852, compared to $22,693,678 for the same period in 2015. The cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $13.1 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation and less change in accounts payable related to research and development) were approximately $17.9 million. Working capital items absorbed cash of $2,427,075, compared to working capital items generating cash of $821,165 for the same period in 2015. This was principally due to an increase in accounts receivable which absorbed cash due at year end due to a final payment received immediately after the year end from Boston Scientific and a decrease in accounts payable and accrued liabilities as operational activities declined.

        For the year ended December 31, 2016, net cash absorbed by investing activities was $3,364,190 compared to the net cash generated from investing activities of $7,179,364 in 2015. The Company received net proceeds, after incurring selling expenses of $168,060, of $67,741,740 from the sale of assets to Boston Scientific and placed $70,000,000 in a joint escrow account to be used if any of the awards in the litigation with CardiAQ remain payable after the appeal of the case is heard. In addition, for the year ended December 31, 2016, the Company invested $656,170 in property, plant and equipment, compared to $2,143,128 for the same period in 2015. The Company continued to invest capital to expand its clean room, chemical laboratory and manufacturing facilities and research and development capabilities, which it then subsequently sold to Boston Scientific. In 2015, there was a decrease in investments of $9,322,492 as investments were liquidated from investments into cash and cash equivalents.

        For the year ended December 31, 2016, net cash provided by financing activities was $7,192,852, compared to $70,804,938 for the same period in 2015. On December 13, 2016 and as part of the Boston Scientific agreement, the Company issued 11,817,000 shares at $0.60 per share from treasury for net proceeds of $7,054,660 after share issue costs of $35,540. On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 Common Shares (of which 10,415,000 Common Shares were issued from treasury and 1,660,000 Common Shares were sold by certain directors, officers and employees of the Company) at a price per share of $7.19 for aggregate gross proceeds of approximately $74,883,850 for the Company and $11,935,400 for the selling security holders. The share issue costs incurred by the Company were $5,004,640.

        The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the years ended December 31, 2016 and 2015 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

        The Company was exposed to foreign currency fluctuations on $518,038 of its cash and cash equivalents held in Canadian dollars and Euros as at December 31, 2017.

Warrant Exercises and Note Conversions

        The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018. On January 30, 2018, the remaining 1,698,841 Series D Warrants were exercised for gross proceeds of $16,699 and 1,698,841 shares were issued from treasury. None of the 25,676,368 Series A Warrants or 22,431,506 Series E

Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding. As of April 24, 2018, of the 25,676,368 Series B Warrants initially granted, 25,676,368 have been exercised using the cashless alternative net number mechanism for 788,366,667 Common Shares and all of the 22,431,506 Series F Warrants initially granted have been exercised using the cashless alternate net number mechanism for 295,739,698 Common Shares. As of April 24, 2018, of the 10,273,972 Series C Warrants initially granted, 8,081,224 have been exercised, for proceeds to the Company of $11,798,587, and 2,192,748 Series C Warrants remain outstanding. Such exercises of Series C Warrants have resulted in the issuance of 8,081,224 Common Shares, the issuance of an additional 8,081,224 Series A Warrants, none of which have been exercised, and the issuance of an additional 8,081,224 Series B Warrants. Of the 8,081,224 Series B Warrants issued on exercise of the Series C Warrants, 7,272,735 of such Series B Warrants have been exercised for 378,393,710 Common Shares and 808,489 of such Series B Warrants remain outstanding. In aggregate, there are 33,757,592 Series A Warrants, 1,251,641 Series B Warrants, 2,192,748 Series C Warrants and 22,431,507 Series E Warrants remaining issued and outstanding.

        As of April 24, 2018, of the $32,750,000 aggregate principle amount of Notes initially issued, $3,225,000 aggregate principle amount has been converted using the alternate conversion price mechanism, resulting in the issuance of 105,815,242 Common Shares, and $29,525,000 aggregate principle amount remains outstanding.

        For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date, and the potential dilution in the future due to such exercises or conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Outstanding Share Data

        As at April 24, 2018, the Company had 1,681,060,910 common voting shares issued and outstanding. Further, the following securities are convertible into Common Shares: 10,331,117 stock options with a weighted average price of C$3.13, 59,655,487 warrants and a convertible note that could convert into 22,431,507 common shares (not taking into account the alternate conversion price mechanism). Our fully diluted share capital as of the same date is 1,773,457,021. Our fully diluted share capital, adjusted on the assumption that all the remaining Series B Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the alternate conversion price at the closing price on April 24, 2018 is 2,666,813,372.

        For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such exercises or conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Contractual Obligations and Contingencies

        For a description of legal claims and litigation involving the Company, see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" of this Annual Report.

Contractual obligations

        The following table summarizes our contractual obligations as at December 31, 2017:

Contractual Obligations	Total	Less than 1 year	2 - 3 years	4 - 5 years
Operating leases	$1,334,061	$343,564	$613,844	$376,653

Off Balance Sheet Arrangements

        The Company has no off-balance sheet arrangements.

Related Party Transactions

        There were no ongoing contractual commitments and transactions with related parties during the years ended December 31, 2017, 2016 or 2015, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 23 of the consolidated financial statements for the years ended December 31, 2017, 2016 and 2015.

Critical Accounting Estimates and Management Judgment

        The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

        Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

        Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, and volatility and forfeiture rates for share-based payments.

Inventories

        The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

        The Company provides for bad debts by setting aside accounts receivable past due more than 121 days unless circumstances suggest collectability is assured. Actual collectability of customer balances can vary from the Company's estimation.

Impairment of long-lived assets

        In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

        The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

        The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

        The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

Determination of presentation currency

        The Company has elected to adopt the United States dollar as its presentation currency, to improve comparability of its financial information with other publicly traded businesses in the life sciences industry.

Deferred tax assets

        Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Accounting for financing and determination of fair value of derivative liabilities

        The determination of the accounting treatment for the financing transaction completed in November 2017 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

        The warrants and convertible notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2017 are disclosed in Note 15 to the Company's audited consolidated financial statements as at and for the years ended December 2017, 2016 and 2015.

Changes in Accounting Policies Including Initial Adoption

        During the year ended December 31, 2017, there have been no changes in accounting policies, except as disclosed herein. The Company has not adopted any new accounting policies during the year ended December 31, 2017.

Changes in Accounting Pronouncements

        The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards, but will adopt by their respective mandatory application date.

        The new standard for financial instruments (IFRS 9) introduces extensive changes to IAS 39's guidance on the classification and measurement of financial assets and introduces a new 'expected credit loss' model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

        IFRS 9 divides all financial assets into two classifications — those measured at amortized cost and those measured at fair value. Classification is made at the time the financial asset is initially recognized when the entity becomes a party to the contractual provisions of the instrument. The transition guidance is complex and mainly requires retrospective application.

        Most of the requirements in IAS 39 for the classification and measurement of financial liabilities have been carried forward unchanged to IFRS 9. Where an entity chooses to measure its own debt at fair value, IFRS 9 now requires the amount of the change in fair value due to changes in the issuing of the entity's own credit risk to be presented in other comprehensive income. An exception to the new approach is made where the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch in profit or loss, in which case all gains or losses on that liability are to be presented in profit or loss. The requirements in IAS 39 related to de-recognition of financial assets and financial liabilities have been incorporated unchanged into IFRS 9. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018. Early application of this standard is permitted.

        IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 'Revenue', IAS 11 'Construction Contracts', and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

        IFRS 15 applies to contracts with customers to provide goods or services, including construction contracts and licensing of intellectual property. It will not apply to certain contracts within the scope of other IFRSs such as lease contracts, insurance contracts, financing arrangements, financial instruments, guarantees other than product warranties, and non-monetary exchanges between entities in the same line of business to facilitate sales to third-party customers. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018. Early application of this standard is permitted.

        The Company performed a preliminary analysis to assess the impact of this standard and continues to develop a comprehensive plan to guide the implementation. The Company's earns revenue from three sources: the Reducer, contract manufacturing and consulting services. The Company's product sales ceased in 2015 and it's consulting services and contract manufacturing ceased at the end of 2017. The adoption of IFRS 15 will not have a material impact on its revenue recognition polices or cash flows as a result of the adoption of this standard.

        IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, from the perspective of the lessee, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 Leases and, instead, introduces a single lessee accounting model. From the perspective of the lessor, IFRS 16 substantially carries forward the accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and accounts for those two types of leases differently. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2019. Early application of this standard is permitted.

        While the company continues to assess all potential impacts and transition provisions of this standard, the company believes that the most significant impact will be related to the accounting for operating leases associated with office space. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the company anticipates a material impact to its statements of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities. The measurement of the total lease expense over the term of the lease is unaffected by the new standard; however, the required presentation on the consolidated statements of earnings (loss) will result in lease expenses being presented as depreciation of lease assets and finance costs rather than being fully recognized as general and administrative costs.

Financial Instruments

        The Company's financial instruments include its cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities.

  (a)
  Foreign Exchange Risk — The majority of the Company's revenues are derived from product sales in the United States ("U.S.") and Europe ("EU"), primarily denominated in U.S. and EU currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. U.S. and EU currency represents approximately 35% and 65% of the revenue for the year ended December 31, 2017 (2016: 62% and 38% respectively and 2015: 48% and 52%). A 10% change in the foreign exchange rates for the EU currency for foreign currency denominated accounts receivable will impact net income as at

    December 31, 2017 by approximately $50,000 (as at December 31, 2016: U.S. and EU currencies: $202,000 and $49,000 respectively and as at December 31, 2015: $84,000 and $60,000 respectively), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $32,000 as at December 31, 2017 (as at December 31, U.S. and EU currencies: 2016: $123,000 and $10,000 respectively and as at December 31, 2015: $164,000 and $24,000, respectively). The Company does not hedge its foreign exchange risk.

  (b)
  Interest rate risk — The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable and accounts payable without interest.

  (c)
  Liquidity risk — As at December 31, 2017, the Company had $17,507,157 in cash and cash equivalents as compared to cash and cash equivalents of $22,954,571 at December 31, 2016 and $55,026,171 at December 31, 2015. On November 13, 2017, the final mandate was issued by the court in the Company's primary U.S. litigation with CardiAQ, approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and approximately $42 million became due and payable. On November 17, 2017 the Company closed the 2017 Financings for gross proceeds of approximately $65 million and approximately $42 million from the net proceeds of the 2017 Financings was used to settle the remaining damages and interest awards (see Notes 1(b), 7, 14 and 24 to the Company's audited consolidated financial statements as at and for the years ended December 2017, 2016 and 2015). Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved. The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations through approximately the third financial quarter of 2018. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

  (d)
  Credit risk — Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped. The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2017 is $1,201,292 (2016: $2,532,114 and 2015: $1,393,533). As at December 31, 2017, the Company had $588,282 (as at December 31, 2016: $1,555,469 and 2015: $91,813) of trade accounts receivable that were overdue, according to the customers' credit terms. During the year ended December 31, 2017 the Company wrote down $26,931 of accounts receivable owed by customers (year ended December 31, 2016: $5,556 and 2015: $25,893). The Company may also have credit risk related to its cash and cash equivalents, with a maximum exposure of $17,985,417 as at December 31, 2017 (as at December 31, 2016: $93,404,331 and 2015: $55,026,171). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

Disclosure Controls and Internal Controls Over Financial Reporting

        Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

        To design its ICFR, the Company used the 2013 Internal Control — Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Due to inherent limitations, ICFR may not prevent or detect misstatements. Because the Company is an "emerging growth company" as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company", which may be for as long as five years following its initial registration in the United States.

        There have been no material changes in our DC&P and ICFR during the year ended December 31, 2017, that have materially affected, or are reasonably likely to affect our DC&P and ICFR.

JOBS Act

        As a company with less than US$1.07 billion in revenue during the last fiscal year, Neovasc qualifies as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

        The JOBS Act also permits an emerging growth company such as Neovasc to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Neovasc will not take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This election is irrevocable. Neovasc will remain an emerging growth company until the earliest of:

  •
  the last day of the Company's fiscal year during which it has total annual gross revenues of at least US$1.07 billion;

  •
  the last day of the Company's fiscal year following the fifth anniversary of the completion of an initial public offering;

  •
  the date on which Company has, during the previous three-year period, issued more than US$1 billion in non-convertible debt securities; or

  •
  the date on which the Company is deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of Neovasc's Common Shares that are held by non-affiliates exceeds US$700 million as of the last business day of its most recently completed second fiscal quarter.

        As a result of Neovasc's status as an emerging growth company, the information that the Company provides shareholders may be less comprehensive than what you might receive from other public companies that are not emerging growth companies. When Neovasc is no longer deemed to be an emerging growth company, Neovasc will not be entitled to the exemptions provided in the JOBS Act.

B.    Liquidity and Capital Resources

        See Item 5.A "Operating Results" of this Annual Report for details regarding Neovasc's liquidity and capital resources.

Commitments for Capital Expenditures

        See Item 5.A "Operating Results" of this Annual Report for details regarding Neovasc's commitments for capital expenditures.

Transfer Restrictions

        The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the years ended December 31, 2017 and 2016 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

Foreign Operations and Currency Exposure

        See Item 5.A "Operating Results" of this Annual Report for details regarding Neovasc's foreign operations and currency exposure.

C.    Research and Development, Patents and Licenses, etc.

        See Item 5.A "Operating Results" of this Annual Report for details regarding Neovasc's research and development policies and practices.

Key Patent Applications

        See "Patents Applications" in Item 4 of this Annual Report for details regarding Neovasc's key patent applications.

Licensed Pending Applications

        See "Pending Licensed Applications" in Item 4 of this Annual Report for details regarding Neovasc's licensed intellectual property pending applications.

D.    Trend Information

        See Item 5.A "Operating Results" of this Annual Report for details regarding recent affecting Neovasc's business and operations.

E.    Off-Balance Sheet Arrangements

        Neovasc has no material undisclosed off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources that is material to investors.

F.     Tabular Disclosure of Contractual Obligations

        See Item 5.A "Operating Results" of this Annual Report for details regarding Neovasc's contractual obligations.

G.    Safe Harbor

        See "Cautionary Note Regarding Forward-Looking Statements" in the introduction to this Annual Report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    Directors and Senior Management

        The following table sets forth the names and municipalities of residence of the Company's directors and executive officers as well as their positions with the Company and principal occupations for the previous five years. All directors, officers and employees are required to sign standard confidentiality and non-disclosure agreements with the Company. Each director's terms of office expires at the next annual general meeting of the shareholders of the Company.

Name and Place of Residence	Age	Principal Occupations
Fred Colen Florida, USA	65	President and Chief Executive Officer, Neovasc Inc. (January 2018 — Present); President and Chief Executive Officer, Benechill, Inc. (November, 2011 — March, 2016)
Chris Clark British Columbia, Canada	47	Chief Financial Officer, Neovasc Inc. (April 2007 — Present)
Brian McPherson British Columbia, Canada	56	Chief Operating Officer, Neovasc Inc. (June 2009 — January 2018)
Vicki Bebeau Minnesota, USA	67	Vice-President of Clinical and Regulatory Affairs, Neovasc Inc. (May 2014 — Present)
Randy Lane British Columbia, Canada	45	Vice-President of New Concept Development & Intellectual Property, Neovasc Inc. (May 2014 — Present)
Paul Geyer(1) British Columbia, Canada	54	Chairman of the Board, Neovasc Inc. (January 2016 — Present); CEO, Discovery Parks and Nimbus Synergies (March 2017 — Present); CEO, LightIntegra Technology Inc. (June 2009 — March 2017)
Dr. Jane Hsiao(2)(3) Florida, USA	71	Director, Neovasc Inc. (February 2007 — Present); Vice-Chairman and Chief Technical Officer, OPKO Health, Inc. (May 2007 — Present)
Douglas Janzen(1)(2) British Columbia, Canada	49	Director, Neovasc Inc. (June 2005 — Present); CEO, Northview Ventures (2012 — Present); CEO, Aequus Pharmaceuticals Inc.(January 2013 — Present)
Alexei Marko British Columbia, Canada	49	Director (June 2003 — Present) and President and Chief Executive Officer (July 2008 — January 2018), Neovasc Inc.
William O'Neill(2)(3) Michigan, USA	66

Director, Neovasc Inc. (July 2008 — Present); Medical Director, Center for Structural Heart Disease, Henry Ford Hospital (August 2012 — Present); Leonard M. Miller School of Medicine, University of Miami (June 2006 — May 2014)

Steve Rubin(1)(3) British Columbia, Canada	57	Director, Neovasc Inc. (February 2008 — Present); Executive Vice President — Administration, OPKO Health, Inc. (May 2007 — Present)

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Governance and Nominating Committee.

Biographies

Fred Colen — President, Chief Executive Officer

        Fred Colen has over 40 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Colen has held management positions with Neovasc since January 2018. Mr. Colen is a resident of Florida, United States.

        Fred Colen has contributed to many significant turnarounds in his career, including the post-acquisition Guidant Company, which became the CRM division of Boston Scientific, a firm with which he held progressively senior executive roles over 11 years, including Chief Technology Officer from 2001-2008 and Member of the Executive Committee from 2001-2010. During his tenure at Boston Scientific, Mr. Colen is credited with numerous successes. As President of the company's Cardiac Rhythm Management (CRM) Group his team regained trust and confidence in the division's implantable pacemakers, leads, defibrillators and re-synchronization devices, increasing annual product revenue growth by over 10% in a flat US market and growing global divisional operating income from below 10% to 25% of sales, exceeding the planned annual free cash flow goals. As Chief Technology Officer, he led the development and global commercial launch for the Company's first- and second-generation implantable drug-eluting coronary stents (the Taxus Express and Taxus Liberte), leading to global market leadership with incremental revenues of $2 billion annually. The Taxus Express market introduction is viewed as one of the most successful launches ever in the medical device industry.

        Prior to joining Boston Scientific, Mr. Colen, in his role as Executive Vice President in the Pacesetter division, played a key role in the execution of St. Jude Medical's diversification strategy, which resulted in its evolution from a successful heart valve company to a broad-based medical device company with a highly successful cardiac rhythm management business. In addition to restructuring organizational processes, he introduced the "Fast Cycle Time" approach in R&D to reduce development cycle times and optimize timing of new product introductions and manufacturing processes. During this time period, St. Jude also achieved a sharp increase in European sales through business focus, additional sales capacity, and marketing campaigns.

        Mr. Colen also served as the President and Chief Executive Officer of BeneChill, building its early stage business in Europe and developing its clinical, regulatory and marketing strategy for the US market. He oversaw financing rounds E and F before the company was acquired by a Swedish firm that specializes in brain cooling.

        Mr. Colen has also held a number of Board Directorships or Advisory roles, including Mölnlycke Healthcare, Biim Ultrasound, and GTX Medical. He served on the Board of Middle Peak Medical, a company developing a mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific.

Chris Clark — Chief Financial Officer and Corporate Secretary

        In April 2007, Mr. Clark was appointed Chief Financial Officer of the Company. Prior to that, Mr. Clark was Director of Finance of Mr. Lube Canada Inc. from 2005 to 2007. Mr. Clark was Director of Finance, Healthpricer Interactive Inc. (formerly One Person Health Services Inc.) from 2004 to 2005. He is a resident of British Columbia, Canada.

        Mr. Clark has over 20 years finance and accounting experience in public practice and in public and private companies, most recently focused in the medical device sector. He received his designation as a Chartered Accountant from the Institute of Chartered Accountants of England and Wales and articled with KPMG before moving to Canada in 1998. He has an honors degree in Economics from Swansea University and a post graduate diploma from Keble College, Oxford.

Brian McPherson — Chief Operating Officer

        In June 2009, Mr. McPherson was appointed Chief Operations Officer of the Company. Prior to that Mr. McPherson was Director of Operations from 2008 to 2009. Mr. McPherson resigned from his position as Chief Operating Officer of Neovasc in January 2018.

        Mr. McPherson was Operations Manager for Pyng Medical from 2003 to 2006, where he also served on the board of directors. Prior to its acquisition by Medtronic, he was a Senior Operations Manager and served on the board of directors of Arterial Vascular Engineering Canada from 1995 to 1999. Mr. McPherson has more than 25 years' experience in medical device manufacturing and operations. He holds two diplomas in technology from the British Columbia Institute of Technology, with the most recent in Biomedical Engineering. He is a resident of British Columbia, Canada.

Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs

        In May 2014, Ms. Bebeau joined Neovasc as Vice-President of Clinical Affairs. Ms. Bebeau has more than 20 years of clinical research experience, fulfilling various leadership roles, which include multinational cardiovascular device firms such as St. Jude Medical, Boston Scientific, and Medtronic. Having planned and directed numerous successful clinical studies, including prosthetic heart valves and other cardiovascular devices in support of IDE, PMA, and post market programs to support regulatory approvals, Ms. Bebeau's efforts have contributed to the adoption of some of the industry's most novel devices in the United States, Canada, Europe, Australia, and Japan.

        Ms. Bebeau is a Registered Nurse whose specific areas of clinical research have included heart valves (open heart and percutaneous), vascular access and closure devices, FFR, OCT, renal denervation, and hypothermia. Ms. Bebeau holds a Bachelor of Science in Nursing from Bethel College. She represents Canada on the ISO 5840 Committee as a clinical expert in heart valves. Ms. Bebeau is also a MedTech Industry Advisory Board Member for St. Cloud State University. She is a resident of White Bear Lake, Minnesota, USA.

Randy Lane, Vice-President, New Concept Development & Intellectual Property

        In July 2007, Mr. Lane joined Neovasc, and in May 2014 he was promoted to the position of Vice-President, Research and Development. His title was changed to "Vice-President, New Concept Development & Intellectual Property" in February 2018. Prior to joining the Company, Mr. Lane held senior roles at global cardiovascular device firms, including 10 years in product development and manufacturing with Sorin Group Canada Inc.

        Mr. Lane has more than 20 years' experience in the medical device industry. Possessing expertise in prosthetic heart valve design and testing, Mr. Lane represents Canada on the ISO 5840 Committee as a technical expert in heart valves and has led teams throughout the complete development program, including the development of process improvements, product development and regulatory testing. Mr. Lane leads a team developing the Tiara.

        Mr. Lane holds a Bachelor of Science degree from McGill University, Montreal, Quebec, and is a resident of British Columbia, Canada.

Paul Geyer — Chairman of the Board and Director

        Mr. Geyer is Chairman of the Board. On July 1, 2008, he resigned as President and Chief Executive Officer of the Company. Mr. Geyer has served on the Company's board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company's audit committee.

        Since June 2009, Mr. Geyer has been Executive Chair of the board of directors of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc.

        Mr. Geyer is currently the Chief Executive Officer of Discovery Parks and Nimbus Synergies, focused on investment in the growth of Health Technology companies in BC. He is also an active angel investor and supporter of local technology and life sciences firms. Mr. Geyer is on the board of directors of several private Health Technology companies. Mr. Geyer is also a Board member and past Chairman of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.

Dr. Jane Hsiao — Director

        Dr. Hsiao has served as Vice-Chairman and Chief Technical Officer of OPKO (NASDAQ: OPK) since May 2007 and as a director of OPKO since February 2007. Dr. Hsiao has served as Chairman of the Board of Non-Invasive Monitoring Systems, Inc. (OTCBB: NIMU), a medical device company, since October 2008 and was named Interim Chief Executive Officer of Non-Invasive Monitoring Systems, Inc. in February 2012. Dr. Hsiao is also a director of each of TransEnterix, Inc. (NYSE American: TRXC), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a publicly traded biotechnology company developing new treatments for viral diseases and OPKO Health, Inc. (NASDAQ:OPK). Dr. Hsiao previously served as a director for Sorrento Therapeutics, Inc. (NASDAQ: SRNE), a development-stage biopharmaceutical company, PROLOR Biotech, Inc. prior to its acquisition by the Company in August 2013, and as Chairman of the Board of SafeSitch Medical, Inc. prior to its merger with TransEnterix, Inc. Dr. Hsiao was elected to the Company's board of directors on July 1, 2008. She is a resident of the state of Florida, United States. Dr. Hsiao is also a member of the Company's Compensation and Governance and Nominating Committee.

Douglas Janzen — Director

        Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been a director of iCo Therapeutics Inc., a company listed on the TSXV, since March 2012. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company's Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company's Audit and Compensation Committees.

        Previously, he was President and CEO of Cardiome Pharma Corp. (Cardiome), a Nasdaq-listed drug development company that completed an C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver's "Top 40 under 40" award.

Alexei Marko — Director

        Alexei Marko's almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc's predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company's expansion and restructuring. Mr. Marko was appointed to the Company's board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018.

        In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (MEV), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.

        Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver's "Top Forty Under 40" in recognition of his achievements.

        Mr. Marko completed both his B.A.Sc. (Hons) at Queen's University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

Dr. William O'Neill — Director

        Currently, Dr. O'Neill is the Medical Director, Center for Structural Heart Disease, Henry Ford Hospital, Detroit, Michigan. Previously, he was Executive Dean of Clinical Affairs and Chief Medical Officer, University

of Miami Health System at the Miller School of Medicine, University of Miami. Prior to this position, from 1987 to 2006, Dr. O'Neill was the director of the division of Cardiovascular Disease at William Beaumont Hospital, Royal Oak, co-director of the Beaumont Heart Center, Royal Oak, and Corporate Chief of Cardiology, William Beaumont Hospitals, Royal Oak and Troy. Dr. O'Neill was named Vice Chair Department of Internal Medicine for Research in January 2003. Prior to joining Beaumont, he was Director of the cardiac catheterization laboratory at the University of Michigan in Ann Arbor and was an Associate Professor of Medicine at the University of Michigan Medical School. Dr. O'Neill is an international leader in the field of interventional cardiology and in the research of new techniques to diagnose and treat obstructed heart arteries.

        Dr. O'Neill was originally elected to the Company's board of directors on July 1, 2008. He is a resident of the state of Michigan, United States. Dr. O'Neill is also a member of the Company's Compensation and Governance and Nominating Committee.

        He is certified in interventional cardiology and cardiovascular disease by the American Board of Internal Medicine. An author of more than 35 book chapters, 230 articles and 330 abstracts, Dr. O'Neill is a graduate of Wayne State University School of Medicine and completed a cardiology fellowship at the University of Michigan Hospital.

Steven Rubin — Director

        Mr. Rubin has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Kidville, Inc. (OTCBB:KVIL), which operates large, upscale facilities, catering to newborns through five-year-old children and their families and offers a wide range of developmental classes for newborns to five-year-olds, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age, Eloxx Pharmaceuticals,Inc. (Formerly Sevion Therapeutics, Inc.) (OTCBB:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases, and Castle Brands, Inc. (NYSE American: ROX), a developer and marketer of premium brand spirits. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company's board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company's Audit and Governance and Nominating Committees.

B.    Compensation

Executive Compensation

Compensation Discussion and Analysis

        For the purposes of this Annual Report, a named executive officer ("NEO") of the Company, using the definition contained in applicable Canadian securities laws, means each of the following individuals:

  (a)
  the Chief Executive Officer ("CEO") of the Company;

  (b)
  the Chief Financial Officer ("CFO") of the Company;

  (c)
  each of the three most highly compensated Executive Officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000. "Executive Officer" means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

  (d)
  each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

        Each of Fred Colen, President and CEO, Chris Clark, CFO, Alexei Marko, Director and Former CEO ("Former CEO"), Brian McPherson, Chief Operating Officer ("Former COO"), Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs ("VP, CRA") and Randy Lane, Vice-President of New Concept Development & Intellectual Property ("VP, R&D"), is an NEO of the Company for purposes of this disclosure.

Compensation Philosophy and Objectives

        The Executive Compensation Program is set to attract and retain the best available talent while efficiently utilizing available resources. The Company compensates executive management with a package typically including a base salary, an incentive compensation plan and equity compensation designed to be competitive with comparable employers and to align management's compensation with the long-term interests of the Company's shareholders. Incentive compensation is used as a short-term incentive to achieve Company objectives and equity compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.

        The base salary, incentive compensation and equity compensation for the Company's NEOs were determined by the Compensation Committee. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff. Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Elements of Compensation

        Base Salary — The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management's compensation, the Board takes into consideration the financial condition of the Company. The base salaries for NEOs of Neovasc during the financial year ended December 31, 2017 were:

NEO	BASE SALARY
Fred Colen (President & CEO)(1)		$390,000/year
Alexei Marko (Former CEO)	C$	432,000/year
Chris Clark (CFO)	C$	351,000/year
Brian McPherson (Former COO)	C$	276,750/year
Vicki Bebeau (VP, CRA)		$263,680/year
Randy Lane (VP, R&D)	C$	283,250/year

(1)
Fred Colen was appointed President and CEO in January 2018 and did not receive any form of executive compensation during the financial year ended December 31, 2017. These figures reflect Fred Colen's executive compensation as of April 27, 2018.

        Stock-Based and Cash-Based Bonuses — For the years ended December 31, 2015, 2016 and 2017, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 30% of each NEO's Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 22.5% of their potential cash-based award for 2015 based on their achievements against the objectives, 30% of their potential cash-based award for 2016 based on their achievements against the objectives and 50% of their potential cash-based award for 2017 based on their achievements against the objectives. Under the terms of Mr. Colen's employment agreement, cash awards up to a maximum of 100% of his Base Salary may be paid based on the achievement of certain objectives.

        The bonuses available and paid to the NEOs during the financial year ended December 31, 2017 were:

NEO	BONUS AVAILABLE		BONUS PAID
Fred Colen (President & CEO)(1)		$390,000		nil
Alexei Marko (Former CEO)	C$	129,600	C$	64,800
Chris Clark (CFO)	C$	105,300	C$	52,650
Brian McPherson (Former COO)	C$	83,025	C$	41,513
Vicki Bebeau (VP, CRA)		$79,104		$39,552
Randy Lane (VP, R&D)	C$	84,975	C$	42,487

(1)
Fred Colen was appointed President and CEO in January 2018 and did not receive any form of executive compensation during the financial year ended December 31, 2017. These figures reflect Fred Colen's executive compensation as of April 27, 2018.

        Option-Based Awards — The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Company's stock option plan (the "Option Plan"), to the Company's NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 10,515,860 Common Shares pursuant to the exercise of options under the Option Plan. In determining NEOs' option based Equity Compensation, the Compensation Committee reviews each executive's contribution to the Company's strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives' options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The stock options granted to the Company's NEOs as at December 31, 2017 were:

NEO	OPTIONS
Fred Colen (President & CEO)(1)	2,000,000 (C$0.80 exercise price per Common Share, expiring January 24, 2026), 250,000 ($0.06 exercise price per Common Share, expiring March 31, 2026)
Alexei Marko (Former CEO)

40,000 (C$2.49 exercise price per Common Share, expiring February 27, 2018), 250,000 Options (C$6.50 exercise price per Common Share, expiring April 15, 2019), 125,000 Option (C$1.90 exercise price per Common Share, expiring March 31, 2022)

Chris Clark (CFO)

32,000 Options (C$2.49 exercise price per Common Share, expired February 27, 2018), 200,000 Options (C$6.50 exercise price per Common Share, expiring April 15, 2019), 100,000 Option (C$1.90 exercise price per Common Share, expiring March 31, 2022)

Brian McPherson (Former COO)

24,000 Options (C$2.49 exercise price per Common Share, expired February 27, 2018), 150,000 Options (C$6.50 exercise price per Common Share, expiring April 15, 2019), 50,000 Options (C$1.90 exercise price per Common Share, expiring March 31, 2022)

Vicki Bebeau (VP, CRA)

150,000 Options (C$6.80 exercise price per Common Share, expiring May 12, 2019), 50,000 Options (C$11.76 exercise price per Common Share, expiring February 24, 2020), 200,000 Options (C$1.90 exercise price per Common Share, expiring March 31, 2022)

Randy Lane (VP, R&D)

16,000 Options (C$2.49 exercise price per Common Share, expired February 27, 2018), 225,000 Options (C$6.50 exercise price per Common Share, expiring April 15, 2019), 50,000 Options (C$11.76 exercise price per Common Share, expiring February 24, 2020), 150,000 Options (C$1.90 exercise price per Common Share, expiring March 31, 2022)

(1)
Fred Colen was appointed President and CEO in January 2018 and did not receive any form of executive compensation during the financial year ended December 31, 2017. These figures reflect Fred Colen's executive compensation as of April 27, 2018.

Compensation Risks

        The Compensation Committee Mandate tasks the Compensation Committee with reviewing the Company's compensation policies on an annual basis to determine whether they are aligned with the Company's risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the compensation policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the compensation policy that are reasonably likely to have a material adverse effect on the Company.

General Equity-Compensation Arrangements

        The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012, subsequently at the annual general meetings held on June 18, 2013, June 18, 2014 and June 13, 2017. The Board subsequently amended the Option Plan on April 12, 2018. Pursuant to the Option Plan, up to a maximum of 10,515,860 Common Shares may be reserved for issuance pursuant to the exercise of Options.

        In accordance with the term of the Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company's Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.

        The Option Plan provides that the Company can reserve for issuance up to 10,515,860 Common Shares as options (each, an "Option"). As of April 24, 2018, this number represents 0.06% of the Company's issued and outstanding Common Shares. As of April 24, 2018, there were 10,331,117 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 0.06% of the Company's issued and outstanding Common Shares. Accordingly, as of April 24, 2018 there were 184,743 Common Shares available for issuance under the Option Plan representing 1.7% of the Company's issued and outstanding Common Shares.

        The Option Plan also contains a replenishment feature, which provides that the maximum number of Common Shares that may be issued as Options does not increase, provided that the number of Common Shares reserved for issuance under the Option Plan will automatically be replenished by an amount equal to the number of Common Shares issued upon the exercise of any Options under the Option Plan.

        The exercise price for Options issued under the Option Plan will be set by the Board; however, the exercise price of an Option cannot be less than the Market Price (as defined therein) at the time of such grant of Options. The Market Price is defined as the closing price of the Common Shares on the TSX on the trading day immediately preceding the grant date. To exercise their Options, participants must either provide a certified cheque, wire transfer or bank draft, or may utilize the net settlement feature of the Option Plan. Upon a net settlement exercise, the Company will deliver to such participant that number of Common Shares equal to the following formula:

  That number of fully paid and non-assessable Common Shares ("X") equal to the number of options ("Y") multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share ("B") less the Exercise Price per Common Share ("A") by the Market Price of one Common Share ("B"). Expressed as a formula, such conversion shall be computed as follows:

        The Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.

        The Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the "Insider Participation Limit", which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Option Plan, or when combined with all of the Company's other security based compensation arrangements, cannot exceed 10% of the Company's total issued and outstanding Common Shares, respectively.

        An option is personal to the grantee of the option and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause or death, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder's employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.

        In the normal course of business, there are times when the Company's directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a "Blackout Period". During a Blackout Period, securities laws prohibit such persons from trading in the Company's securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Company's financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

        The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Company. The Option Plan also includes provisions pursuant to the recent amendments to the Income Tax Act (Canada) which requires the Company to withhold and remit to Canada Revenue Agency, the estimated tax on the deemed benefit arising from the exercise of a stock option. The Option Plan also provides that in the event of a change of control of the Company, or in the event of a sale of all or substantially all of either the Tiara or Reducer assets, all previously granted options will immediately vest and become exercisable.

        In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "Code"), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the Code) ("ISOs"). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.

        The Board may, subject to the requirements of the TSX Company Manual, at any time and from time to time, amend any of the provisions of the Option Plan without consent or approval from shareholders, including without limitation:

  (a)
  amend, modify or terminate the Option Plan with respect to all Common Shares in respect of Options which have not yet been granted hereunder;

  (b)
  to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission;

  (c)
  to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying common shares of the Company from the maximum number reserved for issuance under the Option Plan;

  (d)
  to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option's expiry date;

  (e)
  to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option's expiry date;

  (f)
  to make any addition to, deletion from or alteration of the provisions of the Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the board of directors to be inconsistent with the purpose of the Option Plan; and

  (g)
  to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Option holder or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

        The above amendment provisions are also subject to, among other things, the following restricted amendment provisions (which will require Disinterested Shareholder Approval as such term is defined in the TSX Company Manual):

  (a)
  any reduction in the exercise price of an Option previously granted to an Insider (as defined in the TSX Company Manual);

  (b)
  subject to limited exceptions, any extension of the expiry date of an Option previously granted to an Insider (as defined in the TSX Company Manual);

  (c)
  any amendment to remove or to exceed the Insider Participation Limit (as defined in the TSX Company Manual);

  (d)
  any increase in the maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company's issued and outstanding common shares; and

  (e)
  any amendment to the amendment provisions described above.

NEO Compensation

        As of December 31, 2017, Neovasc had five NEOs: Alexei Marko, Director and then President and CEO, Chris Clark, CFO, Brian McPherson, Former COO, Vicki Bebeau, VP, CRA and Randy Lane, VP, R&D. Information for both Fred Colen and Alexei Marko are provided below as Mr. Colen replaced Mr. Marko as President and CEO in January 2018. Brian McPherson resigned from his position as COO in January 2018.

Defined Benefits Plans

        Neovasc currently does not intend to have a defined benefits pension plan.

Defined Contribution Plans

        The Company matches 50% of the contributions paid by certain NEOs into their Registered Retirement Savings Plans or 401(k) plans in the United States ("RRSP"). The NEOs each contribute 7.5% of their salaries to their respective RRSPs and receive a benefit of a 3.75% contribution paid by the Company.

Deferred Compensation Plans

        Neovasc currently does not intend to have a deferred compensation plan.

Termination and Change of Control Benefits

        Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO's responsibilities:

For Mr. Fred Colen:

  •
  Upon termination without cause, Mr. Colen is entitled to receive his base salary for an additional 6-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Colen will receive a cash payment equal to approximately 2 times his base salary and 2 times 3.75% of his base salary as additional retirement plan contributions and 100% of his Options will immediately vest. Mr. Colen's employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason.

  As Mr. Colen was appointed President and CEO in January 2018, no termination payments would have been payable as of the most recently completed financial year.

For Mr. Alexei Marko(1):

  •
  Upon termination without cause, Mr. Marko is entitled to receive the entirety of his compensation for an additional 12-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Marko will receive a cash payment equal to approximately 2 times his existing compensation. Mr. Marko's employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason.

  •
  Assuming Mr. Marko was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

  •
  Termination without cause: C$561,600

  •
  Termination within 12 months following a change of control: C$1,123,200

(1)
Alexei Marko resigned as President and CEO in January 2018. He was not terminated without cause or following a change of control. He is receiving C$280,800/year until December 31, 2019.

For Mr. Chris Clark:

  •
  Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Clark's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

  •
  Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

  •
  Termination without cause: C$342,225

  •
  Termination within 12 months following a change of control: C$427,781

For Mr. Brian McPherson(1):

  •
  Upon termination without cause, Mr. McPherson is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change equal to approximately 1.25 times his existing compensation. Mr. McPherson's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

  •
  Assuming Mr. McPherson was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

  •
  Termination without cause: C$269,831

  •
  Termination within 12 months following a change of control: C$337,289

(1)
Brian McPherson resigned as COO in January 2018. He was not terminated without cause or following a change of control. He is receiving C$134,916/year until July 31, 2019.

For Ms. Vicki Bebeau:

  •
  Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control. Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason.

  •
  Assuming Ms. Bebeau was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

  •
  Termination without cause: C$257,088

  •
  Termination within 12 months following a change of control: C$321,360

For Mr. Randy Lane:

  •
  Upon termination without cause, Mr. Lane is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change equal to approximately 1.25 times his existing compensation. Mr. Lane's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

  •
  Assuming Mr. Lame was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

  •
  Termination without cause: C$276,169

  •
  Termination within 12 months following a change of control: C$345,211

Summary Compensation Table

        Neovasc's key management personnel include Fred Colen, CEO, Alexei Marko, Former CEO, Chris Clark, CFO, Brian McPherson, Former COO, Vicki Bebeau, VP, CRA and Randy Lane, VP, R&D. Compensation paid to key management personnel was as follows:

	Year Ended December 31,
(C$)	2017	2016	2015
Salaries and consulting fees	1,678,172	1,633,200	1,505,661
Cash-based awards	251,726	146,988	100,823
Stock-based awards	—	—	—
Option-based awards(1)	933,189	—	869,000
Pension value(2)	20,677	17,336	39,059

Total compensation	2,883,764	1,797,524	2,514,543

(1)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)
Amounts equal to RRSP monthly payments by the Company. See "Defined Contribution Plans".

Director Compensation

        In 2017, the directors of the Company (excluding any executive officers) were paid an annual retainer of US$50,000, without any meeting fees. In addition, the Chairman of the Board, Mr. Paul Geyer, was paid an extra annual retainer of US$10,000 and the Chairman of the Audit Committee, Mr. Steven Rubin, was paid an extra annual retainer of US$10,000.

Summary Director Compensation Table

        During the Company's most recently completed financial year of December 31, 2017, the compensation paid to each director, who was not an NEO, is summarized as follows:

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Salary ($)			Share- Based Awards	Option- Based Awards	Annual Incentive Plans ($)	Long-Term Incentive Plans ($)	Pension Plan Value	All Other Compensation ($)	Total Compensation ($)
Paul Geyer Chairman	C$	78,278	(1)	N/A	44,793	N/A	N/A	N/A	N/A	C$	123,071
Steven Rubin Director	C$	78,278	(1)	N/A	44,793	N/A	N/A	N/A	N/A	C$	123,071
Douglas Janzen Director	C$	63,565	(2)	N/A	44,793	N/A	N/A	N/A	N/A	C$	108,358
Jane Hsiao Director	C$	63,565	(2)	N/A	44,793	N/A	N/A	N/A	N/A	C$	108,358
William O'Neill Director	C$	63,565	(2)	N/A	44,793	N/A	N/A	N/A	N/A	C$	108,358

(1)
Salary paid was equal to US$60,000. For the purposes of this table, the salary paid has been converted into Canadian dollars using an average annual exchange rate of 1.2713.

(2)
Salary paid was equal to US$50,000. For the purposes of this table, the salary paid has been converted into Canadian dollars using an average annual exchange rate of 1.2713.

Options to Purchase Securities

        As at December 31, 2017, 4,987,000 outstanding options to acquire Common Shares (the "Options") were held by NEOs and Directors of the Company. The table below summarizes the terms of the 4,987,000 Options outstanding as at December 31, 2017.

						Share-based Awards
							Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
	Option-based Awards					Number of shares or units of shares that have not vested
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in- the-money options ($)(1)
Fred Colen	2,000,000	C$	0.80	January 24, 2026	NIL	N/A	N/A	N/A
CEO(2)	250,000		C0.06	March 31, 2026	NIL	N/A	N/A	N/A
Alexei Marko	40,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Former CEO	250,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	125,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Chris Clark	32,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
CFO	200,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	100,00		C1.90	March 31, 2022	NIL	N/A	N/A	N/A
Brian McPherson	24,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Former COO	150,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	50,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Randy Lane	16,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
VP, R&D	225,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	50,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	150,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Vicki Bebeau	150,000	C$	6.80	May 12, 2019	NIL	N/A	N/A	N/A
VP, C&R	50,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	200,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Paul Geyer	80,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Chairman	80,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	15,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	30,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Douglas Janzen	65,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Director	65,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	15,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	30,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Jane Hsiao	65,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Director	65,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	15,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	30,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
Steven Rubin	75,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Director	75,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	15,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	30,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A
William O'Neill	65,000	C$	2.49	February 27, 2018	NIL	N/A	N/A	N/A
Director	65,000	C$	6.50	April 15, 2019	NIL	N/A	N/A	N/A
	15,000	C$	11.76	February 24, 2020	NIL	N/A	N/A	N/A
	30,000	C$	1.90	March 31, 2022	NIL	N/A	N/A	N/A

(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's Common Shares as at December 31, 2017 (C$0.75 closing price on the TSX) and the exercise price of the options.

(2)
Fred Colen was appointed President and CEO in January 2018 and did not hold any Options as of the financial year ended December 31, 2017. These figures reflect Fred Colen's holdings of Options as of April 27, 2018.

        The following table summarizes the value vested or earned under incentive plans for the financial year ended December 31, 2017, for NEOs and Directors of the Company:

Name and Principal Position	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
Fred Colen(2)	N/A	N/A	N/A
CEO
Alexei Marko	NIL	N/A	N/A
Former CEO
Chris Clark	NIL	N/A	N/A
CFO & Secretary
Brian McPherson	NIL	N/A	N/A
Former COO
Randy Lane	NIL	N/A	N/A
VP, R&D
Vicki Bebeau	NIL	N/A	N/A
VP, C&R
Paul Geyer	NIL	N/A	N/A
Chairman
Douglas Janzen	NIL	N/A	N/A
Director
Jane Hsiao	NIL	N/A	N/A
Director
Steven Rubin	NIL	N/A	N/A
Director
William O'Neill	NIL	N/A	N/A
Director

(1)
All options are granted at market price.

(2)
Fred Colen was appointed President and CEO in January 2018 and did not hold any Options during financial year ended December 31, 2017.

C.    Board Practices

        Item 6.A., "Directors, Senior Management and Employees — Directors and Senior Management" above sets out each directors' and officers' date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

        For specific termination and change-of-control provisions for the Company's NEOs, see Item 6.B "Compensation."

        As of April 27, 2018, all NEOs are engaged in a contract providing for benefits upon termination of employment with the Company.

Board Committees

        The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the audit committee (the "Audit Committee"), the compensation committee (the "Compensation Committee") and the Corporate Governance and Nominating Committee (the "CGNC"). The written mandates governing each of these committees require that the committees be comprised of independent directors.

        The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company designated a pricing committee in relation to the 2017 Financings.

Audit Committee

        The Audit Committee is comprised of Steve Rubin (Chair), Paul Geyer and Douglas Janzen, all of whom are "financially literate" as defined in National Instrument 52-110 — Audit Committees ("NI 52-110") and the rules of the Nasdaq. Each member of the Audit Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Douglas Janzen served as the Audit Committee's financial expert for the 2017 fiscal year. A description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member may be found above under the heading "Directors, Senior Management and Employees — Directors and Senior Management".

        The Audit Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the financial management and the Auditor. The Audit Committee also reviews the annual audited financial statements and makes recommendations to the board. A copy of the Audit Committee's charter is set out below.

Audit Committee Charter

I.     Purpose

        The Audit Committee is responsible for assisting the Board of Directors (the "Board") in fulfilling its oversight responsibilities in relation to:

  •
  the integrity of Medical Ventures Corp. (the "Corporation") financial statements;

  •
  the Company's compliance with legal and financial regulatory requirements;

  •
  the qualifications and independence of the Company's auditor;

  •
  the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;

  •
  the performance of the Company's internal audit function and independent auditor;

  •
  preparing an audit committee report to be included in the Company's management information circular; and

  •
  any additional matters delegated to the Audit Committee by the Board.

II.    Members

        The Board must appoint a minimum of three directors to be members of the Audit Committee. All of the members of the Audit Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit Committee will be Financially Literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. "Financially Literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

III.  Responsibilities

        The auditor is ultimately accountable to the Audit Committee and reports directly to the Audit Committee. Accordingly, the Audit Committee will evaluate and be responsible for the Company's relationship with the auditor. Specifically, the Audit Committee will:

  •
  select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;

  •
  review and approve the auditor's engagement letter;

  •
  after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor's quality controls are adequate and the auditor's provision of any permitted non-audit services is compatible with maintaining its independence;

  •
  oversee the auditor's work, including resolving any disagreements between management and the auditor regarding financial reporting;

  •
  at least annually, obtain and review a report by the auditor describing its internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditor and any steps taken to deal with any such issues; and

  •
  where appropriate, terminate the auditor.

        At least annually, and before the auditor issues its report on the Company's annual financial statements, the Audit Committee will:

  •
  confirm that the auditor has submitted a formal written statement describing all of its relationships with the Company that in the auditor's professional judgment may reasonably be thought to bear on its independence;

  •
  discuss with the auditor any disclosed relationships or services that may affect its independence;

  •
  obtain written confirmation from the auditor that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct adopted by the Canadian Institute of Chartered Accountants to which it belongs and that it is an independent public accountant with respect to the Company within the meaning of federal securities legislation; and

  •
  confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Company.

        The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

        The Audit Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit Committee or the auditor, including, without limitation:

  •
  planning and staffing of the audit;

  •
  any material written communications between the auditor and management, such as any management letter or schedule of unadjusted differences;

  •
  whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

  •
  the extent to which the auditor is satisfied with the nature and scope of its examination;

  •
  any instances of fraud or other illegal acts involving senior management of the Company;

  •
  whether or not the auditor has received the full co-operation of senior management and other employees of the Company and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor's work or access to required information and any significant disagreements with management (along with management's response);

  •
  the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

  •
  the items required to be communicated to the Audit Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.

        The Audit Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit Committee will review a summary of the auditor's audit plan for each audit.

        The Audit Committee will determine the auditor's fee and the terms of the auditor's engagement. In determining the auditor's fee, the Audit Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Company, the size, complexity and financial condition of the Company and the extent of internal audit and other support to be provided to the auditor by the Company.

        The Audit Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit Committee will also review and discuss with management and the auditor:

  •
  management's discussion and analysis relating to the annual audited financial statements and interim financial statements;

  •
  all critical accounting policies and practices used or to be used by the Company; and

  •
  all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

        The Audit Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Company's financial statements prior to the Audit Committee's review of such financial statements or reconciliation.

        The Audit Committee will:

  •
  review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of "pro forma" or "adjusted" non-GAAP financial measures);

  •
  ensure that adequate procedures are in place for management's review of all other financial information extracted or derived from the Company's financial statements that were previously reviewed by the Audit Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit Committee shall periodically assess the adequacy of those procedures;

  •
  review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles, and major issues as to the adequacy of the Company's internal controls and any special audit steps adopted in light of any material control deficiencies;

  •
  review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and

  •
  review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

        The Audit Committee members will meet privately with senior management as frequently as the Audit Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit Committee or senior management.

        The Audit Committee will review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company's internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company's internal control over financial reporting.

        The Audit Committee will review with the Company's legal counsel any legal or regulatory matters that could have a significant effect on the Company's financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

        The Audit Committee will review periodically with senior management the Company's guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

        The Audit Committee will periodically review with senior management the status of significant taxation matters of the Company.

        The Audit Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

IV.   Complaints Procedure

        The Audit Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Company regarding questionable accounting or auditing matters or disclosure controls.

V.     Reporting

        The Audit Committee will regularly report to the Board on:

  •
  the auditor's independence;

  •
  the performance of the auditor and the Audit Committee's recommendations regarding its reappointment or termination;

  •
  the performance of the internal audit function;

  •
  the adequacy of the Company's internal controls and disclosure controls;

  •
  its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company's financial statements, including any issues with respect to the quality or integrity of the financial statements;

  •
  its review of the annual and interim management's discussion and analysis;

  •
  any issues that arise with respect to the Company's compliance with legal and regulatory requirements; and

  •
  all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

VI.  Review and Disclosure

        The Audit Committee will review this Charter at least annually and submit it to the Board together with any proposed amendments. The Board will review the Charter and approve such further amendments as it deems necessary and appropriate.

VII. Assessment

        At least annually, the Corporate Governance Committee will review the effectiveness of the Audit Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

VIII.  Chair

        Each year, the Board will appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

IX.  Removal and Vacancies

        Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

X.    Access to Independent Counsel and Other Advisors

        In carrying out its duties, the Audit Committee may retain independent counsel and any other outside advisor at the expense of the Company without Board approval at any time and has the authority to determine any such counsel's or advisor's fees and other retention terms. The Company shall also provide appropriate funding, as determined by the Audit Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

Audit Committee Oversight

        Since the commencement of the Company's most recently completed financial year, the Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Grant Thornton LLP.

Reliance on Certain Exemptions

        The Company's auditor, Grant Thornton LLP, has not provided any material non-audit services during the financial year ended December 31, 2017.

        Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirements that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

        The Audit Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit Committee at its next scheduled meeting following such pre-approval.

External Auditor Service Fees by Category

        The Audit Committee has reviewed the nature and amount of the non-audited services provided by Grant Thornton LLP to the Company to ensure auditor independence. Fees incurred with Grant Thornton LLP for audit and non-audit services in the last three fiscal years for audit fees are outlined in the table below. "Audit Fees" means all services performed by Grant Thornton LLP in connection with the review of annual consolidated financial statements of the Company including services performed to comply with generally accepted auditing standards. "Audit Related Fees" means all services performed by Grant Thornton LLP in connection with: the review of quarterly financial statements in accordance with generally accepted standards for a review; equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews. "Tax Fees" means all services performed by Grant Thornton LLP in connection with tax planning, compliance and advice. "Other Fees" means all services performed by Grant Thornton LLP outside of the services described above.

Financial Year Ending	Audit Fees		Audit-Related Fees		Tax Fees		All Other Fees
December 31, 2017	C$	98,170	C$	58,850	C$	nil	C$	9,153
December 31, 2016	C$	74,102	C$	44,422	C$	nil	C$	6,909
December 31, 2015	C$	45,806	C$	46,460	C$	nil	C$	605

Compensation Committee

        The Compensation Committee of the Company is composed of Dr. Jane Hsiao (Chair), Doug Janzen and Dr. William O'Neill, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Election of Directors — Director Biographies" above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company's policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

  •
  reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;

  •
  reviews the recommendations of the CEO regarding:

  •
  compensation of the senior executive officers of the Company that report to the CEO;

  •
  the compensation policy of the Company (the "Executive Compensation Program"), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate;

  •
  significant changes in the Company's benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and

  •
  issuance of stock options to employees, consultants, and directors; and

  •
  reviews overall compensation programs.

Corporate Governance and Nominating Committee

        The Corporate Governance and Nominating Committee of the Company ("CGNC") is composed of Steven Rubin, Dr. Jane Hsiao and Dr. William O'Neill, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Election of Directors — Director Biographies" above. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company's corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors. The CGNC has a written mandate, which requires that the CGNC:

  •
  ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company's business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

  •
  ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company's business remains current.

Statement of Corporate Governance Practices

        Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

        The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101"), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

        The Company's approach to corporate governance is set forth below.

Mandate of the Board

        The Board approved a board mandate on April 29, 2014 (the "Board Mandate"). The Board Mandate requires that the Board meet as required, but at least once a quarter. In addition, management provides updates to the Board as needed between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company's affairs.

        The Board Mandate requires that the Board be comprised of a majority of "independent" directors. Paul Geyer, Doug Janzen, Steven Rubin, Dr. Jane Hsiao and Dr. William O'Neill are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees ("NI 52-110"). Alexei Marko (an executive officer of the Company) is deemed not to be an independent director of the Company.

        The Board Mandate requires that the independent directors meet as required without non-independent directors and management, but at least once quarterly. Additionally, where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence. The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will:

  (a)
  to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer ("CEO") and other executive officers and that all such executive officers are creating a culture of integrity throughout the Company;

  (b)
  ensure that the CEO is appropriately managing the business of the Company;

  (c)
  ensure appropriate succession planning is in place;

  (d)
  establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

  (e)
  consider and approve major business initiatives and corporate transactions proposed by management; and

  (f)
  ensure the Company has internal control and management information systems in place.

        Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.

Attendance

        The table below shows the number of Board meetings each director attended in 2017.

Name of Director	Number of Meetings Attended	Percentage Attendance
Paul Geyer	6 of 6	100%
Alexei Marko	6 of 6	100%
Douglas Janzen	6 of 6	100%
Steven Rubin	6 of 6	100%
Dr. Jane Hsiao	6 of 6	100%
Dr. William O'Neill	5 of 6	83%

Directorships

        The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Douglas Janzen	Aequus Pharmaceuticals Inc. iCo Therapeutics Inc.	TSXV TSXV
Steven Rubin	Castle Brands, Inc. Cocrystal Pharma, Inc. Chromadex Corporation Non-Invasive Monitoring Systems, Inc. Cogint, Inc. Kidville, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. VBI Vaccines Inc.	NYSE American Nasdaq Nasdaq OTCBB Nasdaq OTCBB Nasdaq OTCBB Nasdaq
Dr. Jane Hsiao	Cocrystal Pharma, Inc. Non-Invasive Monitoring Systems, Inc. OPKO Health, Inc. TransEnterix, Inc.	Nasdaq OTCBB Nasdaq NYSE American

Orientation and Education

        The Board Mandate requires the Board to develop a process for the orientation and education of new members of the Board, and support continuing education opportunities for all members of the board. In addition, the Company's CGNC has a written Mandate (the "CGNC Mandate"), which requires that the CGNC:

  (a)
  ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company's business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

  (b)
  ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company's business remains current.

        Most Board meetings are held by conference call, often including presentations by various functional areas, to give Board members additional insight into the business.

Ethical Business Conduct

        Neovasc has adopted a Code of Business Conduct and Ethics (the "Code") applicable to all of its directors and employees, including its Chief Executive Officer and Chief Financial Officer, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC and which is a "code" under National Instrument NI 58-101. The Code governs directors, executive officers and employees of the Company and its subsidiaries, setting forth basic standards of ethical and legal behavior, and provides mechanisms for known or suspected ethical or legal violations. A copy of the Code was filed on the Company's SEDAR profile at www.sedar.com on May 15, 2014. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board's attention any issues that arise with respect to the Code.

        In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise.

        The Company also has a Disclosure Policy (the "Disclosure Policy") that is required to be followed by members of the Board, executive officers, and employees. The Disclosure Policy seeks to ensure that material information about the Company is communicated in a timely, factual and accurate manner, and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy also establishes trading restrictions and blackout periods applicable to the Company's directors, executive officers, employees, and certain other persons as described in the Disclosure Policy.

        The Company has also adopted a Harassment Policy which seeks to provide a safe and respectful work environment that is free from harassment by, among other things, providing mechanisms through which harassing behavior may be reported, investigated and addressed.

        Under Item 16B of the SEC's Form 20-F, if a waiver or amendment of the Code of Business Conduct applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, Neovasc will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

Nomination of Directors

        The process of nominating new directors to the Board involves the CGNC, the Board and management. The Board Mandate requires that appointments to the Board be reviewed on an annual basis. The CGNC Mandate requires that the CGNC identify, in consultation with the CEO, and recommend new directors with appropriate skills to the Board. The CGNC must assess whether each of the candidates so identified will be an independent director. In making its recommendations, the CGNC is required to consider:

  (a)
  the competencies and skills considered necessary for the Board as a whole to possess;

  (b)
  the competencies and skills that each existing director possesses; and

  (c)
  the competencies and skills each new nominee will bring to the Board.

        In addition, the CGNC considers whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board. Recommendations made by the CGNC are considered and discussed, and if a candidate looks promising, the CGNC, the Board and management will conduct due diligence on the candidate. If the results are satisfactory, the candidate is invited to join the Board.

        The Company currently has two women serving as executive officers or directors of the Company. The Company has not adopted a formal policy for the identification and nomination of female directors on a going forward basis nor has the Company imposed any formal targets for representation on its Board. The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. When vacancies arise on its Board, the Company thoroughly considers the Board's current composition, the Board's needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.

Assessments

        The CGNC Mandate requires that the CGNC be responsible for establishing systems and ensuring that the Board and its committees are performing effectively. At present, the CGNC assesses the effectiveness of the Board and its committees on an ongoing basis.

D.    Employees

        As of April 27, 2018, Nevoasc had a total of 110 employees and consultants on a full-time or part-time basis. Nevoasc has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company's development program. None of Nevoasc's employees are represented by a union. The following table sets forth the total number of Nevoasc's employees at December 31,

2017, 2016, and 2015, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	December 31,
	2017	2016	2015
Employees and consultants by category of activity:
Management	3	3	3
Administration and quality systems	21	24	15
Research	30	34	42
Commercial	56	90	137
Total number of employees and consultants	110	151	197
Employees and consultants by geographic location:
Canada	91	130	177
United States	17	20	19
Europe	2	1	1
Total number of employees and consultants	110	151	197

E.    Share Ownership

        As at April 24, 2018, as a group, the Company's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 7,709,122 Common Shares being 0.46% of the 1,681,060,910 Common Shares issued and outstanding.

        The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at April 24, 2018. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Fred Colen CEO	nil	0.00%
Alexei Marko Former CEO	675,022	0.04%
Chris Clark CFO & Secretary	570,764	0.03%
Randy Lane VP, R&D	417,133	0.02%
Vicki Bebeau VP, C&R	400,000	0.02%
Paul Geyer Chairman	2,270,218	0.13%
Douglas Janzen Director	251,538	0.01%
Jane Hsiao Director	2,686,923	0.16%
Steven Rubin Director	326,881	0.02%
William O'Neill Director	110,643	0.01%

(1)
These numbers include Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from April 24, 2018.

(2)
Based on an aggregate total of 1,683,135,910 Common Shares, being the 1,681,060,910 Common Shares issued and outstanding as at April 24 plus the 2,075,000 Common Shares underlying stock options or other securities that are exercisable within 60 days from April 24, 2018.

        Item 6.B., "Directors, Senior Management and Employees — Compensation" above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    Major Shareholders

        The following table shows the name and information about Neovasc's voting securities owned by each person or company which, as at April 24, 2018, owned of record, or which, to Neovasc's knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company's voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class on a Diluted Basis(1)
Capital World Investors(2)	135,688,555 Common Shares	Beneficial	7.47%
Frost Gamma Investments Trust(3)	116,469,701 Common Shares	Beneficial	6.48%
Hudson Bay Capital Management LP(4)	667,331,362 Common Shares	Beneficial	9.99%
Magnetar Financial LLC(5)	402,318,351 Common Shares	Beneficial	9.99%
Gagnon Securities(6)	96,788,413 Common Shares	Beneficial	5.44%
Opko Health, Inc.(7)	149,389,152 Common Shares	Beneficial	8.16%

(1)
Based on 1,681,060,910 outstanding Common Shares as of April 24, 2018. The Common Shares issuable upon conversion of the Notes or exercise of the Warrants, as applicable, are calculated using the conversion price or exercise price of such Notes or Warrants, respectively, as of April 24, 2018.

(2)
Consists of 83,669,325 Common Shares and 52,019,230 Common Shares issuable upon exercise of Warrants. The provisions of the Warrants and Notes restrict the exercise of such Warrants or conversion of such Notes to the extent that, upon such exercise or conversion, the number of Common Shares then beneficially owned by such holder would exceed 9.99% of our outstanding Common Shares immediately after giving effect to such exercise or conversion (the "Ownership Limitation"). Accordingly, Capital World Investors disclaims beneficial ownership of the Common Shares issuable upon exercise of such Warrants to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(3)
Frost Gamma Investments Trust and Phillip Frost share beneficial ownership of such Common Shares. Consists of 112,413,635 Common Shares and 4,056,066 Common Shares issuable upon exercise of Warrants. Frost Gamma and Phillip Frost are also beneficial owners of Warrants subject to the Ownership Limitation. Accordingly, Frost Gamma Investments Trust and Phillip Frost disclaim beneficial ownership of the Common Shares issuable upon exercise of such Warrants to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(4)
Hudson Bay Capital Management LP and Sander Gerber share beneficial ownership to these Common Shares. Consists of 89,060,242 Common Shares and 578,271,120 Common Shares issuable upon exercise of Warrants or conversion Notes subject to the Ownership Limitation. Accordingly, Hudson Bay Capital Management LP and Sander Gerber disclaim beneficial ownership of the Common Shares issuable upon exercise of such Warrants or conversion of such Notes to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(5)
Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz share beneficial ownership to these Common Shares. Consists of 100,271,980 Common Shares and 302,046,371 Common Shares issuable upon exercise of Warrants or conversion Notes subject to the Ownership Limitation. Accordingly, Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz disclaim beneficial ownership of the Common Shares issuable upon exercise of such Warrants or conversion of such Notes to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(6)
Consists of 95,158,122 Common Shares and 1,630,291 Common Shares issuable upon exercise of Warrants subject to the Ownership Limitation. Accordingly, Gagnon Securities disclaims beneficial ownership of the Common Shares issuable upon exercise of such Warrants to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(7)
Consists of 111,972,885 Common Shares and 37,416,267 Common Shares issuable upon exercise of Warrants subject to the Ownership Limitation. Accordingly, Opko Health, Inc. disclaims beneficial ownership of the Common Shares issuable upon exercise of such Warrants to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

        The information in the table above was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent, and by the individuals themselves.

        No major shareholders have different voting rights.

        As of April 24, 2018, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	44	25,633,588	1.52%
United States	25	1,654,612,141	98.43%
Other	29	815,181	0.05%
Total	98	1,681,060,910	100%

        The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

        Given the potential dilutive effect of future exercises of Warrants and/or conversion of Notes issued pursuant to the 2017 Financings, it is possible that the aggregate exercise of these Warrants and/or conversion of these Notes and subsequent sale of the Common Shares issued could effect a change in control of the Company. For greater detail about the Warrants and Notes issued pursuant to the 2017 Financings, the Common Shares issued to date pursuant to such exercises or conversions, and the number of Warrants and Notes remaining outstanding, see Item 10.A "Share Capital" of this Annual Report.

B.    Related Party Transactions

        In addition to the compensation arrangements discussed under Item 6.B "Compensation," the following is a description of the material terms of those transactions with related parties to which Neovasc is a party and which it is required to disclose pursuant to the disclosure rules of the SEC and the British Columbia Securities Commission.

Agreements with Directors and Officers

Indemnity Agreements

        Neovasc has entered into indemnity agreements with its directors and certain officers which provide, among other things, that it will indemnify him or her to the fullest extent permitted by law from and against all liabilities, costs, charges and expenses incurred as a result of his or her actions in the exercise of his or her duties as a director or officer.

Employment Agreements

        Neovasc has entered into employment agreements with its officers. For more information regarding certain of these agreements, see "Compensation" in Item 6.B of this Annual Report.

Consulting Agreements

        Neovasc has not entered into consulting agreements with any directors or officers.

Equity Awards

        Since Neovasc's inception, it has granted equity awards to certain of its directors and officers. Neovasc describes its equity plans under "Executive Compensation" in Item 6 of this Annual Report.

Indebtedness

        Included in accounts payable and accrued liabilities at December 31, 2017 is $nil (compared to $67,500 on December 31, 2016) due to related parties with respect to the transactions described under "Executive Compensation" in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

        Included in accounts payable and accrued liabilities at December 31, 2016 was $67,500 (compared to $67,500 on December 31, 2015) due to related parties with respect to the transactions described under "Executive Compensation" in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Indebtedness of Directors, Executive Officers and Employees

        None of Neovasc's directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to Neovasc or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by Neovasc, except for routine indebtedness as defined under applicable securities legislation.

Significant Influence

        On December 2, 2016, the Company and Boston Scientific Corporation ("Boston Scientific") entered into a definitive agreement for Boston Scientific to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. Under the terms of the equity investment, Boston Scientific acquired 11,817,000 Common Shares in the capital of Neovasc at a price of $0.60 per share, for gross proceeds of $7,090,200. Boston Scientific no longer exercises significant influence over the Company.

C.    Interests of Experts and Counsel

        Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    Consolidated Statements and Other Financial Information

        The Company's audited consolidated financial statements as at and for the years ended December 31, 2017, 2016 and 2015, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Grant Thornton LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

Litigation with CardiAQ

        The Company is engaged as a defendant and appellant in lawsuits involving CardiAQ, as further described below. Litigation resulting from CardiAQ's claims has been and is expected to be costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

        On June 23, 2014, CardiAQ also filed a complaint against Neovasc in the German Court requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals and exchanged further written submissions in rebuttal and substantiation of the respective appeals. No hearing date has yet been set by the court. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

Claims by CardiAQ in the United States

        On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and briefing on the Company's motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

        Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the "Court") and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

Other Matters

        By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action") Neovasc Inc. and Neovasc Medical Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the plaintiffs' claim making related allegations. In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants have not yet filed their Statements of Defence. The Neovasc Defendants intend to vigorously defend themselves.

        The Company has continued to investigate a potential claim involving another party's intellectual property rights. The Company is in settlement discussions with that party and believes that settlement of the matter may be possible. The Company believes that there is a possibility that party may make claims against the Company, if a settlement is not reached, and should that happen the Company will defend itself vigorously.

Dividend Policy

        Neovasc has never declared or paid any dividends on its securities. Neovasc does not have any present intention to pay cash dividends on its Common Shares and it does not anticipate paying any cash dividends on its Common Shares in the foreseeable future. Neovasc currently intends to invest its future earnings, if any, to fund its growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of Neovasc's board of directors and will depend on its financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

B.    Significant Changes

        There have been no significant changes in the Company's financial condition since the most recent consolidated financial statements for the fiscal year ended December 31, 2017, except that:

  i.
  As of April 24, 2018 the Company had received proceeds of $11,798,587 from the exercise of Series C Warrants, which represents an increase in cash and cash equivalents of approximately 67% compared to the reported cash and cash equivalents of $17,507,157 as at December 31, 2018.

  ii.
  As of April 24, 2018 the remaining 1,698,841 Series D Warrants had been exercised for gross proceeds of $16,699 and 1,698,841 Common Shares had been issued from treasury in relation thereto.

  iii.
  As of April 24, 2018, all of the 25,676,368 Series B Warrants initially granted had been exercised using the cashless alternative net number mechanism for 788,366,667 Common Shares and all of the 22,431,506 Series F Warrants initially granted had been exercised using the cashless Alternate Net Number mechanism for 295,739,698 Common Shares. As of April 24, 2018, of the 10,273,972 Series C Warrants initially granted, 8,081,224 had been exercised for proceeds to the Company of $11,798,587 and 2,192,748 Series C Warrants remained outstanding. Such exercises of Series C Warrants resulted in the issuance of 8,081,224 Common Shares, the issuance of an additional 8,081,224 Series A Warrants, none of which have been exercised, and the issuance of an additional 8,081,224 Series B Warrants. Of the 8,081,224 Series B Warrants issued on exercise of the Series C Warrants, 7,272,735 have been exercised for 378,393,710 Common Shares and 808,489 Series B Warrants issued on exercise of the Series C Warrants remain outstanding. In aggregate, there are 33,757,592 Series A Warrants, 1,251,641 Series B Warrants, 2,192,748 Series C Warrants and 22,431,507 Series E Warrants remaining outstanding.

  iv.
  As of April 24, 2018, of the $32,750,000 aggregate principle amount of Notes initially issued, $3,225,000 aggregate principle amount has been converted using the alternate conversion price mechanism, resulting in the issuance of 105,815,242 Common Shares, and $29,525,000 aggregate principle amount remains outstanding.

ITEM 9.    THE OFFER AND LISTING

A.    Offer and Listing Details

        As at April 24, 2018, the Company had 1,681,060,910 Common Shares outstanding. Our Common Shares began trading under the symbol "NVCN" on the Nasdaq on May 21, 2014 and on the TSX on June 23, 2014.

        Using information from published sources, the following information shows the high and low trading values of Neovasc's Common Shares for the periods indicated:

Nasdaq ("NVCN")

For the month ended	High ($)	Low ($)
March 31, 2018	0.22	0.06
February 28, 2018	0.52	0.19
January 31, 2018	0.68	0.52
December 31, 2017	0.78	0.55
November 30, 2017	1.54	0.78
October 31, 2017	1.74	1.31

For the quarter ended	High ($)	Low ($)
March 31, 2018	0.68	0.06
December 31, 2017	1.74	0.55
September 30, 2017	1.73	0.76
June 30, 2017	1.72	1.38
March 31, 2017	2.06	1.15
December 31, 2016	2.42	0.47
September 30, 2016	0.76	0.45
June 30, 2016	4.29	0.39
March 31, 2016	4.67	2.89

For the year ended	High ($)	Low ($)
December 31, 2017	2.06	0.55
December 31, 2016	4.67	0.39
December 31, 2015	9.90	3.55
December 31, 2014	6.97	3.09
December 31, 2013	1.70	4.09

TSX ("NVCN")

For the month ended	High (C$)	Low (C$)
March 31, 2018	0.28	0.08
February 28, 2018	0.64	0.25
January 31, 2018	0.84	0.65
December 31, 2017	0.98	0.70
November 30, 2017	1.99	0.99
October 31, 2017	2.17	1.69

For the quarter ended	High (C$)	Low (C$)
March 31, 2018	0.84	0.08
December 31, 2017	2.17	0.70
September 30, 2017	2.16	0.90
June 30, 2017	2.32	1.78
March 31, 2017	2.72	1.48
December 31, 2016	3.21	0.63
September 30, 2016	1.06	0.59
June 30, 2016	5.50	0.51
March 31, 2016	6.86	4.20

For the year ended	High (C$)	Low (C$)
December 31, 2017	2.72	0.70
December 31, 2016	6.86	0.51
December 31, 2015	12.28	4.89
December 31, 2014	7.75	3.44
December 31, 2013	4.30	1.60

B.    Plan of Distribution

        Not applicable.

C.    Markets

        The Company's Common Shares are listed under the symbol "NVCN" on the Nasdaq and the TSX. The Company's Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On April 27, 2018, the closing prices of the Company's Common Shares on the Nasdaq and the TSX were $0.04 and C$0.05, respectively.

D.    Selling Shareholders

        Not applicable.

E.    Dilution

        Not applicable.

F.     Expenses of the Issue

        Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.    Share Capital

Common Shares

        The Company is authorized to issue an unlimited number of Common Shares without par value. As of April 24, 2018, there were 1,681,060,910 Common Shares issued and outstanding and 10,331,117 Common Shares issuable upon exercise of outstanding stock options. Taking into account the total number of Warrants and principal amount of the Notes remaining outstanding and assuming full exercise of the outstanding Warrants and conversion of the Notes if the Market Price (as defined below) of the Common Shares remained at $0.05 per Common Share (being the closing price of the Common Shares on April 24, 2018) on the date of exercise and conversion, including exercise of the Series B Warrants (as defined below) using the Alternate Net Number (as defined below) mechanism and conversion of the outstanding Notes using the Alternate Conversion Price (as defined below) mechanism, the maximum number of Common Shares issuable would be

975,439,345 representing approximately 58% of Neovasc's current issued and outstanding number of Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than the closing price of the Common Shares on April 24, 2018, the future-priced conversion or exercise provisions contained in the Notes and certain of the Warrants would result in a further increase in the number of shares issuable.

        The Common Shares all have equal voting rights and are entitled to receive notice of any shareholders meeting at which they have the right to vote. Subject to the rights of any other class of shares, upon any liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of Common Shares are entitled to participate equally.

        The history of our share capital is described in more detail above in Item 5.A "Operating Results".

Preferred Shares

        The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders' meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company's board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of April 24, 2018.

Series A Warrants

        Pursuant to the 2017 Public Transaction, 25,676,368 Series A Warrants were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 17, 2022. In addition, 8,081,224 Series A Warrants have been issued upon the exercise of Series C Warrants. There were 33,757,592 Series A Warrants issued and outstanding as of April 24, 2018. For a more fulsome description of the terms of the Series A Warrants, see the Form of Series A Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

        Each Series A Warrant represents the right to purchase one Series A Warrant Share at a notional exercise price equal to $1.61 per Series A Warrant Share (the "Series A Exercise Price"), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

        The Series A Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series A Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series A Warrant. Any entitlement to Series A Warrant Shares are rounded to the nearest whole Series A Warrant Share. The holder does not have the right to exercise any portion of the Series A Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants.

        The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series A Warrant, any Common Shares for a consideration per share (the "New Series A Issuance Price") less than the Series A Exercise Price, then immediately after such dilutive issuance, the Series A Exercise Price then in effect shall be reduced to the New Series A Issuance Price. If the Company issues options or convertible securities, the holder of a Series A Warrant may elect to replace the Series A Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series A Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series A Exercise Price, the Series A Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series A Exercise Price as described above, the number of Series A Warrant Shares that may be purchased upon exercise of the Series A Warrants shall be increased or decreased proportionately so that after such adjustment the Series A Exercise

Price payable under the adjusted number of Series A Warrant Shares is equal to the Series A Exercise Price in effect immediately prior to the Series A Exercise Price adjustment. If there is any share split, share dividend, share combination, recapitalization or other similar transaction involving the Common Shares (each, a "Share Combination Event") at any time after the issuance of a Series A Warrant and the Event Market Price (as defined in the Series A Warrant) is less than the Series A Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series A Exercise Price then in effect will be reduced to the Event Market Price.

        If, at the time a holder exercises its Series A Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series A Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series A Warrant. The Series A Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series A Warrant and were holders of the Series A Warrant Shares. In the event of a Fundamental Transaction (as described under the risk factor entitled "The Series C Warrants issued pursuant to the 2017 Financings (the "Series C Warrants") contain provisions that restrict the Company's ability to enter into Fundamental Transactions") and at the request of the holder of the Series A Warrant, the Company must purchase the Series A Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series A Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series A Warrant holder currently holds Notes, the Company must, at the Series A Warrant holder's request, purchase the Series A Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series A Warrants may be offered for sale, sold, transferred or assigned without our consent.

Series B Warrants

        Pursuant to the 2017 Public Transaction, 25,676,368 Series B Warrants were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 18, 2019. In addition, 8,081,224 Series B Warrants have been issued on the exercise of Series C Warrants. There were 1,251,641 Series B Warrants issued and outstanding as of April 24, 2018. To date, 32,505,951 Series B Warrants have been exercised for the Alternate Net Number, and a total of 1,166,760,377 Series B Warrant Shares have been issued. For a more fulsome description of the terms of the Series B Warrants, see the Form of Series B Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

        Each Series B Warrant represents the right to purchase one Series B Warrant Share at a notional exercise price equal to $1.61 per Series B Warrant Share (the "Series B Exercise Price"), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

        The Series B Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series B Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series B Warrant. Any entitlement to Series B Warrant Shares are rounded to the nearest whole Series B Warrant Share. The holder does not have the right to exercise any portion of the Series B Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series B Warrants.

        The Series B Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series B Warrant, any Common Shares for a consideration per share (the "New Series B Issuance Price") less than the Series B Exercise Price, then immediately after such dilutive issuance, the Series B Exercise Price then in effect shall be reduced to the New Series B Issuance Price. If the Company issues options or convertible securities, the holder of a Series B Warrant may elect to replace the Series B Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series B Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series B Exercise Price, the Series B Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series B Exercise Price as described above, the number of Series B Warrant Shares that may be purchased upon exercise of the Series B Warrants shall be increased or decreased proportionately so that after such adjustment the Series B Exercise Price payable under the adjusted number of Series B Warrant Shares is equal to the Series B Exercise Price in effect immediately prior to the Series B Exercise Price adjustment. If there is any Share Combination Event at any time after the issuance of a Series B Warrant and the Event Market Price (as defined in the Series B Warrant) is less than the Series B Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series B Exercise Price then in effect will be reduced to the Event Market Price.

        If, at the time a holder exercises its Series B Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series B Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series B Warrant. The Series B Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series B Warrant and were holders of the Series B Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the Series B Warrant, the Company must purchase the Series B Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series B Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series B Warrant holder currently holds Notes, the Company must, at the Series B Warrant holder's request, purchase the Series B Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series B Warrants may be offered for sale, sold, transferred or assigned without our consent.

        At any time prior to their expiration, the holder of the Series B Warrant may, in its sole discretion, exercise the Series B Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series B Warrant Shares equal to the Alternate Net Number. The "Alternate Net Number" is equal to the product of (i) the quotient obtained by dividing (x) the total number of Series B Warrant Shares with respect to which the Series B Warrant is being exercised and (y) the maximum number of Series B Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the Series B Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting (x) the lowest daily volume weighted average price during the ten trading days period ending on and including such exercise date (the "Market Price") from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price.

        The effect of the Alternate Net Number mechanism is that the number of Series B Warrant Shares issuable increases as the Market Price falls. As an example, if the Market Price at the time of exercise is $0.05 (2.7% of the Series B Exercise Price), as of the subscription date, then, if the holders exercise all of the Series B Warrants remaining issued and outstanding as at April 24, 2018 for the Alternate Net Number, a total of 51,328,267 Series B Warrant Shares will be issued.

Series C Warrants

        Pursuant to the 2017 Public Transaction, 10,273,972 Series C Warrants were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 18, 2019. There were 2,192,748 Series C Warrants issued and outstanding as of April 24, 2018. For a more fulsome description of the terms of the Series C Warrants, see the Form of Series C Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

        Each Series C Warrant may be exercised for a Series C Unit, with each Series C Unit being comprised of a Warrant Share (each, a "Series C Warrant Share"), a Series A Warrant and a Series B Warrant. The Series C Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Warrant. No fractional Series C Unit Shares will be issued in connection with the exercise of a Series C Warrant. Any entitlement to Series C Unit Shares are rounded to the nearest whole Series C Unit Share. The holder does not have the right to exercise any portion of the Series C Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series C Warrants.

        Each Series C Warrant represents the right to purchase one Series C Unit at a notional exercise price equal to $1.46 per Series C Unit, subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares. In addition, any Series A Warrant or Series B Warrant issued pursuant to the exercise of Series C Warrants will be adjusted for any events which have occurred between November 17, 2017 and the date of such exercise so that any newly issued Series A Warrant and Series B Warrant will be adjusted to reflect such event as if such Series A Warrant and Series B Warrant were issued on the date of such event.

        The Company is restricted from entering into or being party to a Fundamental Transaction (as described under the risk factor entitled "The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions") unless (i) the successor entity assumes in writing all of the obligations of the Company under the Series C Warrant and other transaction documents, including entering into agreements to deliver to the holder in exchange for the Series C Warrant a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Series C Warrant; and (ii) the successor entity is a publicly traded corporation listed on an Eligible Market. In addition, prior to a Fundamental Transaction pursuant to which holders of Common Shares are entitled to receive securities or other assets with respect to or in exchange for Common Shares, the Company shall make appropriate provision to ensure that the holder of a Series C Warrant will have the right to receive, upon an exercise of the Series C Warrants any time after the consummation of the Fundamental Transaction and prior to the expiration of their Series C Warrants, and in lieu of the Series C Warrant Shares, such securities, cash or any other property which the holder would have been entitled to receive under the Fundamental Transaction had the Series C Warrant been exercised immediately prior to the Fundamental Transaction. Subject to applicable laws, the Series C Warrants can be offered for sale, sold, transferred or assigned without our consent.

        The effect of the Alternate Net Number mechanism in the Series B Warrants underlying the Series C Units is that the number of Series B Warrant Shares issuable increases as the Market Price falls. As an example, if the Market Price at the time of exercise is $0.05 (2.7% of the Series B Exercise Price), as of the subscription date, then, if the holders exercise all of the Series B Warrants underlying the Series C Units for the Alternate Net Number, a total of 89,921,915 Series B Warrant Shares will be issued.

Series E Warrants

        Pursuant to the 2017 Public Transaction, 22,431,506 Series E Warrants were issued and are exercisable at any time prior to 11:59 p.m. (New York time) on November 17, 2022. There were 22,431,506 Series E Warrants issued and outstanding as of April 24, 2018. For a more fulsome description of the terms of the Series E Warrants, see the Form of Series E Warrant previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

        Each Series E Warrant represents the right to purchase one Series E Warrant Share at a notional exercise price equal to $1.61 per Series E Warrant Share (the "Series E Exercise Price"), subject to adjustment. The notional exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

        The Series E Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Series E Warrant. No fractional Warrant Shares will be issued in connection with the exercise of a Series E Warrant. Any entitlement to Series E Warrant Shares are rounded to the nearest whole Series E Warrant Share. The holder does not have the right to exercise any portion of the Series E Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder's affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series E Warrants.

        The Series E Warrants are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells, or is deemed to have issued or sold by issuance of options or convertible securities in accordance with the Series E Warrant, any Common Shares for a consideration per share (the "New Series E Issuance Price") less than the Series E Exercise Price, then immediately after such dilutive issuance, the Series E Exercise Price then in effect shall be reduced to the New Series E Issuance Price. If the Company issues options or convertible securities, the holder of a Series E Warrant may elect to replace the Series E Exercise Price with the variable price of such option or convertible security in accordance with the terms of the Series E Warrant. If there is a stock split, stock dividend, stock combination or similar transaction and the market price at the time of the event is lower than the Series E Exercise Price, the Series E Exercise Price will be adjusted accordingly. Simultaneously with any adjustment to the Series E Exercise Price as described above, the number of Series E Warrant Shares that may be purchased upon exercise of the Series E Warrants shall be increased or decreased proportionately so that after such adjustment the Series E Exercise Price payable under the adjusted number of Series E Warrant Shares is equal to the Series E Exercise Price in effect immediately prior to the Series E Exercise Price adjustment. If there is a Share Combination Event at any time after the issuance of a Series E Warrant and the Event Market Price (as defined in the Series E Warrant) is less than the Series E Exercise Price then, on the sixteenth trading day following such Share Combination Event, the Series E Exercise Price then in effect will be reduced to the Event Market Price.

        If, at the time a holder exercises its Series E Warrant, there is no effective registration statement covering the issuance of the shares underlying the Series E Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Series E Warrant. The Series E Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Series E Warrant and were holders of the Series E Warrant Shares. In the event of a Fundamental Transaction (as described under the risk factor entitled "The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions") and at the request of the holder of the Series E Warrant, the Company must purchase the Series E Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Series E Warrants according to the Black Scholes Option Pricing Model. In the event of a default (as defined in the Notes) and if the Series E Warrant holder currently holds Notes, the Company must, at the Series E Warrant holder's request, purchase the Series E Warrant from the holder in cash according to the Black Scholes Option Pricing Model. Subject to applicable laws, the Series E Warrants may be offered for sale, sold, transferred or assigned without our consent.

Senior Secured Convertible Note

        Pursuant to the 2017 Private Placement, the Notes were issued in an aggregate principal amount of $32,750,000. As of April 24, 2018, $3,225,000 aggregate principle amount of the Notes had been converted for 105,815,242 Common Shares and $29,525,000 aggregate principle amount of the Notes remained outstanding. For a more fulsome description of the terms of the Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

        The Notes were issued at an original issue price of $850 per $1,000 principal amount of notes. Interest on the Notes commenced accruing on the date of issuance at the 0% interest rate, computed on the basis of a 360-day year and twelve 30-day months and payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including the date of maturity on which the principal of the Notes is repayable. Upon an event of default, the interest rate shall automatically be increased to 15% per annum. The Notes are senior to all other indebtedness and secured by all assets of the Company. Any portion of the outstanding and unpaid amount remaining under the Notes are convertible into Common Shares (the "Note Conversion Shares"). The conversion rate will be the number of Common Shares issuable upon conversion of any conversion amount determined by dividing (x) the sum of the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and all accrued and unpaid interest with respect to such portion of the principal amount and accrued and unpaid late charges with respect to such portion of such principal and any such interest by (y) 1.46 (the "Note Conversion Price"), subject to certain adjustments. The Notes contain a future-priced conversion mechanism upon the earlier of (x) the later of (i) upon the occurrence of an event of default, the twentieth day following the cure of such event of default and (ii) the twentieth day following the holder of the Note having received notice of such event of default and (y) the fourth month anniversary of the closing of the sale of the Notes.

        The Notes are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells any Common Shares for a consideration per share (the "Note Issuance Price") less than the Note Conversion Price then immediately after such dilutive issuance, the Note Conversion Price then in effect shall be reduced to the Note Issuance Price. If the Company issues options or convertible securities, the holder of a Note may elect to replace the Note Conversion Price with the variable price of such option or convertible security in accordance with the terms of the Note. If there is a stock split, stock dividend, stock combination or similar transaction and the market price of the Common Shares at the time of the event is lower than the Note Conversion Price, then on the sixteenth trading date following such event, the Note Conversion Price will be reduced to the Event Market Price (as defined in the Notes). Simultaneously with any adjustment to the Note Conversion Price as described above, the Note Conversion Shares issuable upon conversion of the Notes shall be increased or decreased proportionately so that after such adjustment the Note Conversion Price payable upon such conversion is equal to the Note Conversion Price in effect immediately prior to the Note Conversion Price. With effect from and after 5:00 p.m. New York City time on August 17, 2018, the Conversion Price (as defined in the Notes) will be adjusted to be the lower of (x) the then-current Conversion Price and (y) the greater of (i) the amount in USD equal to the VWAP (as defined in the Notes) for the Common Stock on the Conversion Price Reset Date (or, if the Conversion Price Reset Date is not a Trading Day (as defined in the Notes), the immediately following Trading Day) and (ii) $0.50.

        The holder of any Note may, in its sole discretion, convert the Note at an alternate conversion price ("Alternate Conversion Price") rather than the Note Conversion Price, where the Alternate Conversion Price equals 85% of the lowest VWAP of the Common Shares during the ten consecutive trading day period ending and including the date of delivery or deemed delivery of the applicable conversion notice. The effect of the Alternate Conversion Price mechanism is that the number of Common Shares issued upon conversion of the Note increases as the market price falls. As an example, if as of the conversion date the lowest VWAP of the Common Shares during the prior ten day trading period (including the conversion date) is $0.05, then, if the holders exercise all of the Notes remaining issued and outstanding as at April 24, 2018 at the Alternate Conversion Price, a total of 773.6 million Common Shares will be issued pursuant to such conversion.

        The terms of the Notes prohibit a holder from converting its Notes if doing so would result in such holder (together with such holder's affiliates) beneficially owning more than 9.99% of the number of Common Share outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Notes. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares up to the nearest whole share. Upon a change of control of the Company, the portion of the Note subject to redemption shall be redeemed by the Company in cash at the premium price equal to the Change of Control Redemption Price (which is 125%). The Note holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of Common Shares as if they had converted their Notes and were holders of the Note Conversion Shares. The Company shall not enter into or be party to a Fundamental Transaction (as described under the risk factor entitled "The Series C Warrants issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions") unless the Successor Entity assumes in writing all of the obligations of the Company under the Note and it delivers to each holder of Notes in exchange for such Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Notes. Under the Notes, an event of default triggers a redemption right with a redemption premium regardless of whether the event of default is cured. Under the Notes, a change of control triggers a redemption right with a redemption premium.

        The Notes contain certain covenants, which include: restricted payments upon an event of default, restrictions on distributions, and restrictions on asset transfers (other than ordinary course of business). The Notes and any Common Shares issued upon conversion of the Notes may be offered, sold, assigned or transferred by the holder without the consent of the Company.

        The Note is secured by a general security agreement dated as of November 17, 2017 granted by the Company to and in the favour of Bio IP Ventures II LLC, as collateral agent for the benefit of the Noteholders over all of the Company's present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer.

B.    Memorandum and Articles of Association

Incorporation

        The Company was incorporated on November 2, 2000 under the Business Corporations Act (British Columbia) and was continued under the Canada Business Corporations Act (the "Act") on April 19, 2002. Neovasc's federal incorporation number is 404811-3.

Objects and Purposes of Our Company

        The articles and by-laws do not contain a description of the Company's objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

        Under the Company's articles and by-laws, any director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created that conflicts with his or her duty or interest as a director shall declare the nature and extent of his or her interest in such contract or transaction or of the conflict or potential conflict with his or her duty and interest as a director, as the case may be, in accordance with the provisions of the Act. A director cannot vote in respect of any such contract or transaction in which he or she is interested and if he or she does, the vote will not be counted, although the director will be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Act, these prohibitions do not apply to:

  1.
  any contract or transaction relating to a loan to the Company, the repayment of all or part of which a director or a specified corporation or a specified firm in which he or she has an interest has guaranteed or joined in guaranteeing;

  2.
  any contract or transaction made, or to be made, with or for the benefit of an affiliated corporation of which a director is a director or officer;

  3.
  any contract by a director to subscribe for or underwrite shares or debentures to be issued by the Company or a subsidiary of the Company, or any contract, arrangement or transaction in which a director is, directly or indirectly interested if all the other directors are also, directly or indirectly interested in the contract, arrangement or transaction;

  4.
  determining the remuneration of the directors in that capacity;

  5.
  purchasing and maintaining insurance to cover directors against liability incurred by them as directors; or

  6.
  the indemnification of any director by the Company.

        The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine, or, if the directors so decide, as determined by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any director in his or her capacity as officer or employee of the Company. The directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he or she may be paid a remuneration to be fixed by the board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.

        Every officer of the Company who holds any office or possesses any property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as an officer of the Company shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict in accordance with the provisions of the Act.

Borrowing Powers of Directors

        The Company's articles and by-laws provide that, subject to the provisions of the Act, the directors may from time to time authorize the Company to:

  •
  borrow money on the credit of the Company;

  •
  issue, resell, sell or pledge debt obligations of the Company;

  •
  give a guarantee on behalf of the Company to secure performance of an obligation of any person;

  •
  mortgage, charge, hypothecate, pledge or otherwise create a security interest on all or any property of the Company, owned or subsequently acquired to secure any obligation of the Company; and

  •
  give financial assistance to any person, directly or indirectly, by way of loan, guarantee, the provision of security or otherwise.

        The directors may authorize the issue of any bonds, debentures or other debt obligations of the Company at a discount, premium or otherwise and with special or other rights or privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares, attending and voting at general meetings of the Company and otherwise as the directors may determine at or before the time of issue.

Qualifications of Directors

        Under the articles and by-laws, a director is not required to hold a share in the Company's capital as qualification for his or her office but shall be qualified as required by the Act to become or act as a director. Any director who is not a shareholder shall be deemed to have agreed to be bound by the provisions of the articles and by-laws of the Company to the same extent as if he or she were a shareholder of the Company.

        There are no provisions under our by-laws or the Act that specify the retirement or non-retirement of directors under an age limit requirement. Our directors are also not required to own any of our shares to qualify as director. The Act requires that 25% of the directors of a corporation must be resident Canadians.

Share Rights

        The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series, with rights, privileges, restrictions and conditions attached thereto as set out in the articles of continuance.

        All of the Common Shares are of the same class and, once issued, have the right to: vote at all meetings of shareholders of the Company except meetings at which only holders of a specified class of shares are entitled to vote; receive, subject to the rights of the holders of another class of shares, any dividends declared by the Company (less any tax required to be deducted and withheld by the Company); and receive, subject to the rights of the holders of another class of shares, the remaining property of the Company on the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. No Common Shares have been issued subject to call or assessment. The Common Shares contain no preemptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and by-laws and in the Act. The holders of the Common Shares are entitled to receive notice and to attend all meetings of the shareholders of the Company and shall have one vote for each Common Share held at all meetings of the shareholders of the Company, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. There are no limitations on the rights of holders to own Common Shares.

        Preferred shares may be issued by the Board at any time and from time to time in one or more series without shareholder approval. The Board may, by resolution passed before the issue of any preferred shares of any particular series, fix the number of preferred shares in, and determine the designation and the special rights, privileges, restrictions and conditions to be attached to the preferred shares of that series, but without in any way limiting or restricting the generality of the foregoing, the rate or amount of dividends, whether cumulative, non-cumulative or partially cumulative; the dates, places and currencies of payment thereof; the consideration for, and the terms and conditions of, any purchase for cancellation or redemption thereof, including redemption after a fixed term or at a premium; conversion or exchange rights or rights of retraction; the terms and conditions of any share purchase plan or sinking fund; and voting rights and restrictions.

        Holders of preferred shares shall be entitled, on the distribution of assets of the Company or on the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or on any other distribution of assets of the Company among its shareholders for the purpose of winding-up its affairs, to receive before any distribution to be made to holders of Common Shares or any other shares of the Company ranking junior to the preferred shares with respect to repayment of capital, the amount paid up with respect to each preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to holders of preferred shares of the amounts so payable to them, such holders shall only be entitled to share in any further distribution of the property or assets of the Company if specifically provided in the special rights and restrictions attached to any particular series of the preferred shares.

        Except for such voting rights as may be attached to any series of preferred shares by the Board, holders of preferred shares shall not be given notice of, and shall not be entitled as such to vote at, any general meeting of shareholders of the Company.

        Subject to the Act, the articles and the special rights and restrictions attached to any class of shares of the Company, the Company may, by a resolution of the directors and in compliance with the Act, purchase any of its shares in accordance with the special rights and restrictions attached thereto. No such purchase or redemption shall be made if the Company is insolvent at the time of the proposed purchase or redemption or if the proposed purchase or redemption will render the Company insolvent. Subject to the Act, any shares purchased or redeemed by the Company may be sold or, if cancelled, reissued by it, but while such shares are held by the Company, it shall not exercise any vote in respect of such shares and no dividend or other distribution shall be paid or made thereon. If the Company proposes at its option to redeem some but not all of the shares of any class or series, the directors may, subject to the special rights and restrictions attached to such shares, decide the manner in which the shares to be redeemed shall be selected and such redemption may or may not be made pro rata among every shareholder holding any such shares as the directors may determine.

Procedures to Change the Rights of Shareholders

        Provision as to modification, amendment or variation of the rights attached to the shareholders are contained in the Company's articles and by-laws and the Act. Generally speaking, the Company may, by special resolution (at least two-thirds of the votes cast):

  1.
  change any maximum number of shares that the Company is authorized to issue;

  2.
  create new classes of shares;

  3.
  reduce or increase its stated capital, if its stated capital is set out in the articles;

  4.
  change the designation of all or any of its shares, and add, change or remove any rights, privileges, restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued or unissued;

  5.
  change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series;

  6.
  divide a class of shares, whether issued or unissued, into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

  7.
  authorize the directors to divide any class of unissued shares into series and fix the number of shares in each series and the rights, privileges, restrictions and conditions thereof;

  8.
  authorize the directors to change the rights, privileges, restrictions and conditions attached to unissued shares of any series; or

  9.
  add, change or remove restrictions on the issue, transfer or ownership of shares.

Meetings

        Each director holds office until our next annual general meeting or until his or her office is earlier vacated in accordance with the articles or with the provisions of the Act. A director appointed or elected to fill a vacancy on the Board also holds office until our next annual general meeting.

        The directors have the power to convene general meetings of the shareholders of the Company and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Pursuant to the Company's articles and by-laws and the Act, our annual meetings of shareholders must be held at least once in each calendar year, not more than 15 months after holding the last annual meeting but no later than six months after the end of the Company's preceding financial year. The annual meeting may be held at any place within Canada as the Board may, from time to time, determine, or, if all of the shareholders entitled to vote at such meeting so agree, outside of Canada. Notice of the time and place of each meeting must be provided not less than 21 days, or more than 50 days, before the day of the meeting.

        Pursuant to the Act, shareholders who hold not less than five per cent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders for the purposes stated in the requisition.

        Under the articles and by-laws, the quorum for the transaction of business at a meeting of shareholders is two shareholders, or two proxyholders representing shareholders, or any combination thereof, holding not less than one-twentieth of the issued shares entitled to be voted at the meeting. If there is only one shareholder the quorum is one person present and being, or representing by proxy, such shareholder.

        A special meetings of the shareholders may be convened by order of the Board at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

Limitations on Ownership of Securities

        Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or British Columbia, or in the Company's charter documents.

Change in Control

        There are no provisions in the articles and by-laws or in the Act that would have the effect of delaying, deferring or preventing a change in the Company's control, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or the its subsidiaries.

Ownership Threshold

        The articles of continuance, by-laws and the Act do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for our annual general meetings, holders who beneficially own, directly or indirectly, or control or direct, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Form 20-F, we expect that the United States federal securities laws will require us to disclose, in an annual report on Form 20-F, holders who own 5% or more of the Company's issued and outstanding shares.

C.    Material Contracts

        Except for contracts entered into in the ordinary course of business, the only contracts entered into by Neovasc within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

  1.
  Employment Agreement, dated January 22, 2018, between the Company and Fred Colen.

  2.
  Form of Series A Warrant.

  3.
  Form of Series B Warrant.

  4.
  Form of Series C Warrant.

  5.
  Securities Purchase Agreement, dated November 9, 2017, between the Company and the investors listed therein.

  6.
  Form of Series E Warrant.

  7.
  Form of Senior Secured Convertible Note.

  8.
  Asset Purchase Agreement, dated December 1, 2016, among the Company, Neovasc Medical Inc. and Boston Scientific.

D.    Exchange Controls

        There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our Common Shares, other than withholding tax requirements, as discussed below under "Taxation — Certain Material Canadian Federal Income Tax Considerations".

        There is currently no limitation imposed by Canadian law or our notice of articles or articles that will be in effect prior to closing on the right of non-residents to hold or vote our Common Shares, other than those imposed by the Investment Canada Act and the Competition Act (Canada). These acts generally will not apply to the above except where control of an existing Canadian business or company that has Canadian assets or revenues over a certain threshold is acquired or to trading of securities listed on a stock exchange.

E.    Taxation

U.S. Federal Income Tax Considerations

        The following is a summary of the anticipated U.S. federal income tax considerations generally applicable to a "U.S. Holder" of the ownership and disposition of Common Shares. This summary addresses only holders who hold Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign, alternative minimum, unearned income "Medicare" contribution, estate or gift tax consequences of holding or disposing of Common Shares.

        As used herein, the term "U.S. Holder" means any beneficial owner of Common Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

        If a partnership (or other entity or arrangement treated as a partnership for U.S. federal tax purposes) holds Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements classified as a partnership for U.S. federal tax purposes) holding Common Shares, and their partners and other owners, should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This summary is based on the Canada-United States Income Tax Convention (1980), as amended, the U.S. Internal Revenue Code of 1986, as amended (the "Code"), administrative pronouncements and rulings of the IRS, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including tax-exempt organizations, pass-through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our Common Shares by voting power or by value. Holders and prospective investors should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.

Distributions with respect to the Common Shares

        Subject to the PFIC rules discussed below, a U.S. Holder will generally recognize, to the extent out of our current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions on Common Shares (including amounts withheld to pay Canadian withholding taxes). We do not intend to calculate our earnings and profits under U.S. federal income tax rules. Accordingly, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

        The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.

        We believe that we are a "qualified foreign corporation" and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that we are not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distributions treated as dividends will generally not be eligible for the "dividends received" deduction ordinarily available to certain U.S. corporate shareholders.

        Distributions on Common Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as "passive category income." A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

        Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of a common share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder's tax basis of such common share. Such gain or loss will be a long-term capital gain or loss if the common share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

        A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is "passive income" or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) "passive income." For this purpose, "passive income" generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in future taxable years. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC in any taxable year during which a U.S. Holder owns our Common Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to

U.S. Holders of Common Shares that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Common Shares and whether to make an election or protective election.

Required Disclosure with Respect to Foreign Financial Assets

        Certain U.S. Holders are required to report information relating to an interest in Common Shares, subject to exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold an interest in Common Shares. U.S. Holders should consult their own tax advisors regarding information reporting requirements relating to their ownership of Common Shares.

Certain Material Canadian Federal Income Tax Considerations

        The following is a summary, as of today's date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) ("Tax Act") that generally apply to an investor who acquires Common Shares, who, for the purposes of the Tax Act and at all relevant times, deals at arm's length, and is not affiliated with the Company and who acquires and holds Common Shares, as capital property (a "Holder"). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not use Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

        This summary is based upon the current provisions of the Canada — United States Income Tax Convention (1980) ("Treaty"), the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency ("CRA"). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

        This summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not and is not deemed to use or hold the Common Shares in carrying on a business in Canada, (iii) are resident solely in the United States for income tax purposes and entitled to benefits under the Treaty, and (vi) are not "specified shareholders" (as defined in subsection 18(5) of the Tax Act). Special rules, which are not discussed in this summary, may apply to a United States Holder that is an insurer that carries on business in Canada and elsewhere.

        This summary is of a general nature only, is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. Holders should consult their own tax advisors with respect to their particular circumstances.

Currency

        For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares must be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars using the daily exchange rate of the Bank of Canada on the particular day, or such other rate of exchange as is acceptable to the CRA.

Dividends

        Dividends paid or credited or deemed to be paid or credited to a Holder by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty. The rate of withholding tax on dividends paid or credited to a Holder who is resident in the U.S. for purposes of the Treaty, entitled to benefits under the Treaty, and is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of the Company's voting shares). Holders should consult their own tax advisors regarding the application of the Treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

        A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless Common Shares constitute "taxable Canadian property" to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

        Provided Common Shares are listed on a "designated stock exchange", as defined in the Tax Act (which currently includes the TSX and the Nasdaq), at the time of disposition, the Common Shares generally will not constitute taxable Canadian property of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

  (i)
  the Holder, persons with whom the Holder did not deal at arm's length, and partnerships in which the Holder or such non-arm's length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

  (ii)
  more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource properties" (as defined in the Tax Act), "timber resource properties" (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

        Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

        Even if Common Shares constitute "taxable Canadian property" to a Holder, under the Treaty, such a Holder will not be subject to tax under the Tax Act on any capital gain realized by such holder on the disposition of such Common Shares, provided the value of such Common Shares is not derived principally from real property situated in Canada (within the meaning of the Treaty). Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statement by Experts

        The consolidated financial statements as of December 31, 2017, 2016 and 2015, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2017, 2016 and 2015, and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Grant Thornton LLP, Chartered Accountants, 1600 — 333 Seymour St., Vancouver, BC, V6B 5A6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

H.    Documents on Display

        This Annual Report and the related exhibits are available for viewing at the offices of Neovasc, 13562 Maycrest Way, Suite 5138, Richmond, British Columbia, Canada V6V 2J7, telephone: (604) 248-4138.

Copies of Neovasc's financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

        You may also read and copy all or any portion of the Annual Report of other information in the Company's files in the SEC's public reference room at 100 F. Street, NE, Room 1580, Washington, D.C. 20549. You may request copies of these documents, upon payment of a duplicating fee, by writing to the Commission. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

I.     Subsidiary Information

        Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, "Financial Statements — Note 5. Financial Risk Management" of the Company's audited consolidated financial statements as at and for the years ended December 31, 2017, 2016 and 2015, for a qualitative and quantitative discussion of the Company's exposure to these market risks.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.    Indebtedness

        Not applicable.

B.    Dividends

        Not applicable.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.    Not applicable.

B.    Not applicable.

C.    Not applicable.

D.    Not applicable.

E.    Use of Proceeds.

        For details concerning Neovasc's 2017 Financings, including the use of proceeds therefrom, see Item 5.A "Operating Results" of this Annual Report and the Prospectus Supplement filed on SEDAR at www.sedar.com and with the SEC at www. sec.gov.

ITEM 15.    CONTROLS AND PROCEDURES

A.    Disclosure Controls and Procedures

        The Company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. The evaluation was conducted under the supervision and with the participation of management, including the chief executive officer and chief financial officer, as of December 31, 2017. Based on the evaluation, the Company's chief executive officer and chief financial officer concluded that such disclosure controls and procedures — as defined in Canada under National Instrument 52-109, Certification of Disclosure

in Issuers' Annual and Interim Filings, and in Rules 13a-15(f) and 15d-15(f) promulgated under the United States Securities Exchange Act of 1934, as amended (the U.S. Exchange Act) — are effective as at December 31, 2017.

        It should be noted that while the Company's disclosure controls and procedures are designed to provide a reasonable level of assurance of achieving its objectives, its chief executive officer and chief financial officer do not expect such disclosure controls and procedures or internal control over financial reporting to prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

B.    Management's Annual Report on Internal Control Over Financial Reporting

        Section 404 of the United States Sarbanes-Oxley Act, Management Assessment of Internal Controls ("Section 404"), requires that management (a) have the responsibility for establishing and maintaining an adequate internal control structure and procedure for financial reporting, and (b) assess and report on the effectiveness of internal control over financial reporting annually. As of December 31, 2017, under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has assessed the effectiveness of the Company's internal control over financial reporting based on the framework set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined the Company's internal control over financial reporting was effective as of December 31, 2017. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of internal controls over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies may deteriorate.

C.    Report of the Independent Public Accounting Firm

        Not applicable. Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of Sarbanes-Oxley, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS act.

D.    Changes in Internal Control over Financial Reporting

        There were no significant changes to the Company's internal control over financial reporting in the year ended December 31, 2017.

ITEM 16A    AUDIT COMMITTEE FINANCIAL EXPERT

        The Board has determined that Douglas Janzen, an individual serving on the audit committee of the Company's Board, is an audit committee financial expert and is independent as defined in Item 16.A of Form 20-F under the Securities Exchange Act of 1934, as amended. See "Directors, Senior Management and Employees — Directors and Senior Management" in Item 6.A of this Annual Report for a description of Douglas Janzen's relevant financial experience.

ITEM 16B    CODE OF ETHICS

        Neovasc has adopted a Code of Business Conduct and Ethics (the "Code") applicable to all of its directors and employees, including its Chief Executive Officer and Chief Financial Officer, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC and which is a "code" under National Instrument NI 58-101. The objective of the Code of Conduct is to (i) emphasize Neovasc's commitment to ethics and compliance with the laws, (ii) set forth basic standards of ethical and legal behavior, (iii) provide reporting mechanisms for known or suspected ethical or legal violations and (iv) help prevent and detect wrongdoing. The full text of the Code is posted on Neovasc's website at www.neovasc.com. Information contained on, or that can be accessed through, the Company's website does not constitute a part of this Annual Report and is not incorporated by reference herein. If Neovasc makes any amendment to the Code or grants any waivers, including any implicit waiver, from a provision of the code of conduct, Neovasc will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC's Form 20-F, if a waiver or amendment of the Code applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, Neovasc will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C    PRINCIPAL ACCOUNTANT FEES AND SERVICES

        See Item 6.B "Board Practices" in this Annual Report.

ITEM 16D    EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

        Not applicable.

ITEM 16F    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G    CORPORATE GOVERNANCE

        Neovasc's Common Shares are quoted for trading on the Nasdaq under the symbol NVCN. As a Canadian corporation listed on the Nasdaq, Neovasc is not required to comply with most of the Nasdaq corporate governance standards, so long as it complies with Canadian corporate governance practices. The following is a summary of the significant ways in which Neovasc's corporate governance practices differ from those required to be followed by U.S. domestic issuers under the Nasdaq corporate governance standards.

Quorum

        On April 30, 2014, the Company informed Nasdaq that as permitted by Listing Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Listing Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33 1/3% of the outstanding common shares of the company). The Registrant's by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 5% of the Common Shares entitled to vote at the meeting. The Registrant's quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

Shareholder Approval for 2017 Financings

        On November 14, 2017, the Company informed Nasdaq that as permitted by Listing Rule 5615(a)(3) of the Nasdaq Marketplace Rules, it intended to follow TSX hardship exemption with respect to shareholder approval requirements relating to the 2017 Financings in lieu of those required by Rule 5635 of the Nasdaq Marketplace Rules (which require companies receive shareholder approval in the context of completing certain transactions specified therein). The Company relied upon the "financial hardship" exemption from the requirement to obtain shareholder approval pursuant to the provisions of Section 604(e) of the TSX Company Manual on the basis that the Company was in serious financial difficulty and the 2017 Financings were designed to address these financial difficulties in a timely manner.

ITEM 16H    MINE SAFETY DISCLOSURE

        Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

        See Item 18 "Financial Statements" located elsewhere in this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

  1.
  The Company's audited consolidated financial statements as at and for the years ended December 31, 2017, 2016 and 2015, together with the notes thereto and the auditor's report thereon.

ITEM 19.    EXHIBITS

1.	Articles of Incorporation and Bylaws
	1.1	Certificate of Incorporation of Medical Ventures Corp., dated November 2, 2000.
	1.2	By-law No. 1 of Medical Ventures Corp., dated January 29, 2002.
	1.3	Certificate and Articles of Continuance of Medical Ventures Corp., dated April 19, 2002.
	1.4	Certificate and Articles of Amendment of Neovasc Inc., dated July 1, 2008.
4.	Material Contracts
	4.1	Employment Agreement, dated January 22, 2018, between the Company and Fred Colen.
	4.2	Form of Series A Warrant.*
	4.3	Form of Series B Warrant.*
	4.4	Form of Series C Warrant.*
	4.5	Securities Purchase Agreement, dated November 9, 2017, between the Company and the investors listed therein.*
	4.6	Form of Series E Warrant.*
	4.7	Form of Senior Secured Convertible Note.*
	4.8	Asset Purchase Agreement, dated December 1, 2016, among the Company, Neovasc Medical Inc. and Boston Scientific.**
8.1	List of Subsidiaries
11.1	Neovasc Code of Business Conduct and Ethics
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002.

*
Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on November 13, 2017.

**
Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on December 13, 2016.

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOVASC INC.
DATED: April 30, 2018
	By:	/s/ CHRIS CLARK Chris Clark Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
The Company's audited consolidated financial statements as at and for the years ended December, 2017, 2016 and 2015, together with the notes thereto and the auditor's report thereon.	F-2

Report of Independent Registered
Public Accounting Firm

Grant Thornton LLP Suite 1600, Grant Thornton Place 333 Seymour Street Vancouver, BC V6B 0A4
T +1 604 687 2711 F +1 604 685 6569 www.GrantThornton.ca

To the Board of Directors and Shareholders of
Neovasc Inc.

Opinion on the Consolidated Financial Statements

        In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neovasc Inc. as at December 31, 2017, December 31, 2016, and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

        In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Neovasc Inc. as at December 31, 2017, December 31, 2016, and December 31, 2015, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

        Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements, which indicates that the Company incurred a consolidated net loss of $24,859,117 during the year ended December 31, 2017 and, as of that date, the Company's consolidated current liabilities exceeded its current assets by $6,060,895. As stated in Note 1 to the consolidated financial statements, these conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that casts substantial doubt about the Company's ability to continue as a going concern.

Basis for Opinion

Management's Responsibility for the Consolidated Financial Statements

        Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (the "PCAOB"). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

        An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

        An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

        We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

        We have served as the Company's auditor since 2002.

Vancouver, Canada
March 27, 2018	Chartered Professional Accountants

NEOVASC INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,
(Expressed in U.S. dollars)

	Notes	2017	2016	2015
ASSETS
Current assets
Cash and cash equivalents	6	$17,507,157	$22,954,571	$55,026,171
Cash held in escrow	7	—	70,000,000	—
Accounts receivable	8	1,334,923	3,117,474	1,736,941
Inventory	9	398,556	196,723	598,136
Prepaid expenses and other assets	10	802,366	505,340	146,590

Total current assets		20,043,002	96,774,108	57,507,838

Non-current assets
Restricted cash	11	478,260	449,760	—
Property, plant and equipment	12	1,685,181	1,585,635	3,720,556

Total non-current assets		2,163,441	2,035,395	3,720,556

Total assets		$22,206,443	$98,809,503	$61,228,394

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$1,844,955	$2,490,943	$3,232,971
Damages provision	14	—	111,781,096	—
Convertible Note	15	4,261,597	—	—
Derivative liability from financing	15	19,997,345	—	—

Total current liabilities		26,103,897	114,272,039	3,232,971

Non-Current Liabilities
Convertible Note	15	15,745,962	—	—
Derivative liability from financing	15	16,831,685	—	—

Total non-current liabilities		32,577,647	—	—

Total liabilities		$58,661,544	$114,272,039	$3,232,971

Equity
Share capital	17	$171,803,816	$168,712,673	$161,505,037
Contributed surplus	17	23,056,846	22,301,437	20,569,110
Accumulated other comprehensive loss		(6,643,436)	(4,693,040)	(8,790,011)
Deficit		(224,692,327)	(201,783,606)	(115,288,713)

Total equity		(36,475,101)	(15,462,536)	57,995,423

Total liabilities and equity		$22,206,443	$98,809,503	$61,228,394

Going Concern and Uncertainty (see Note 1, 5 and 24)
Contingent Liabilities and Provisions (see Note 24)
Subsequent Events (see Note 25)
Operating Leases (see Note 21)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the years ended December 31,
(Expressed in U.S. dollars)

	Notes	2017	2016	2015
REVENUE
Reducer		$1,128,126	$1,004,948	$526,412
Product sales		—	—	353,736
Contract manufacturing		949,379	3,746,521	3,236,978
Consulting services		3,311,509	4,761,327	5,812,814

	18	5,389,014	9,512,796	9,929,940
COST OF GOODS SOLD	20	3,477,821	7,091,761	6,938,134

GROSS PROFIT		1,911,193	2,421,035	2,991,806

EXPENSES
Selling expenses	20	886,226	696,638	655,669
General and administrative expenses	20	15,684,783	19,182,787	13,913,076
Product development and clinical trials expenses	20	17,489,092	19,364,503	17,181,395

		34,060,101	39,243,928	31,750,140

OPERATING LOSS		(32,148,908)	(36,822,893)	(28,758,334)

OTHER INCOME/(EXPENSE)
Interest income		355,806	177,761	577,006
Interest expense		—	—	(2,538)
Damages provision	14	(738,021)	(111,781,096)	—
Gain on sale of assets		—	65,095,733	—
Gain/(loss) on foreign exchange		2,726,728	(273,746)	1,620,727
Unrealized gain on derivative liability and convertible note	15	10,732,089	—	—
Amortization of deferred loss	15	(3,351,987)	—	—
Foreign exchange loss on damages provision		—	(2,690,129)	—

		9,724,615	(49,471,477)	2,195,195

LOSS BEFORE TAX		(22,424,293)	(86,294,370)	(26,563,139)

Tax expense	16	(484,428)	(200,523)	(167,351)

LOSS FOR THE YEAR		$(22,908,721)	$(86,494,893)	$(26,730,490)

OTHER COMPREHENSIVE (LOSS)/GAIN FOR THE YEAR
Items that will be reclassified subsequently to profit or loss
Exchange difference on translation for other than damages provision		(1,950,396)	1,406,842	(8,386,205)
Exchange difference on translation for damages provision		—	2,690,129	—

		(1,950,396)	4,096,971	(8,386,205)

LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR		$(24,859,117)	$(82,397,922)	$(35,116,695)

LOSS PER SHARE
Basic and diluted loss per share	22	$(0.28)	$(1.28)	$(0.41)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2015		$89,357,061	$17,632,809	$(403,806)	$(88,558,223)	$18,027,841

Issue of share capital pursuant to an underwritten public offering	17(b)(i)	74,883,850	—	—	—	74,883,850
Share issue costs	17(b)(i)	(5,004,640)	—	—	—	(5,004,640)
Issue of share capital on exercise of options	17(b)	2,268,766	(1,177,864)	—	—	1,090,902
Share-based payments	17(b)	—	4,114,165	—	—	4,114,165

Transaction with owners during the period		72,147,976	2,936,301	—	—	75,084,277
Loss for the period		—	—	—	(26,730,490)	(26,730,490)
Other comprehensive loss for the period		—	—	(8,386,205)	—	(8,386,205)

Balance at December 31, 2015		$161,505,037	$20,569,110	$(8,790,011)	$(115,288,713)	$57,995,423

Issue of share capital pursuant to a private placement	17(b)(ii)	7,090,200	—	—	—	7,090,200
Share issue costs	17(b)(ii)	(35,540)	—	—	—	(35,540)
Issue of share capital on exercise of options	17(b)	152,976	(77,784)	—	—	75,192
Share-based payments	17(b)	—	1,810,111	—	—	1,810,111

Transaction with owners during the period		7,207,636	1,732,327	—	—	8,939,963
Loss for the period		—	—	—	(86,494,893)	(86,494,893)
Other comprehensive loss for the period		—	—	4,096,971	—	4,096,971

Balance at December 31, 2016		$168,712,673	$22,301,437	$(4,693,040)	$(201,783,606)	$(15,462,536)

Issue of share capital on exercise of options	17(b)(iii)	1,964,086	(1,729,134)	—	—	234, 952
Issue of share capital on exercise of warrants	17(b)(iv)	1,127,057				1,127,057
Share-based payments	19	—	2,484,543	—	—	2,484,543

Transaction with owners during the period		3,091,143	755,409	—	—	3,846, 552
Loss for the period		—	—	—	(22,908,721)	(22,908,721)
Other comprehensive income for the period		—	—	(1,950,396)	—	(1,950,396)

Balance at December 31, 2017		$171,803,816	$23,056,846	$(6,643,436)	$(224,692,327)	$(36,475,101)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
(Expressed in U.S. dollars)

	Notes	2017	2016	2015
OPERATING ACTIVITIES
Loss for the year		$(22,908,721)	$(86,494,893)	$(26,730,490)
Adjustments for:
Depreciation	20	534,545	755,734	503,709
Share-based payments	19	2,484,542	1,810,111	4,114,165
Damages provision	14	738,021	111,781,096	—
Gain on sale of assets		—	(65,095,733)	—
Unrealized gain on derivative liability and convertible note	15	(10,732,089)	—	—
Amortization of deferred loss	15	3,351,987	—	—
Income tax expense	16	484,428	200,523	—
Interest income		(355,806)	(177,761)	(609,493)
Interest expense		—	—	2,538

		(26,403,093)	(37,220,923)	(22,719,571)

Net change in non-cash working capital items:
Accounts receivable		1,907,768	(1,357,201)	(442,585)
Inventory		(174,392)	(470)	(269,605)
Prepaid expenses and other assets		(235,366)	(221,973)	31,592
Accounts payable and accrued liabilities		(1,046,664)	(842,360)	1,527,656
Damages Provision	14	(112,519,117)	—	—

		(112,067,771)	(2,422,004)	847,058

Income tax and Interest paid and received:
Income tax paid		(255,118)	(326,492)	—
Interest received		112,036	175,260	592,093
Interest paid		—	—	(2,538)

		(143,082)	(151,232)	589,555

Net cash applied to operating activities		(138,613,946)	(39,794,159)	(21,282,958)

INVESTING ACTIVITES
Decrease/(increase) in restricted cash		2,520	(449,760)	—
Decrease/(increase) in cash held in escrow	7	70,000,000	(70,000,000)	—
Redemption of guaranteed investment certificates		—	—	9,322,492
Purchase of property, plant and equipment	12	(505,667)	(656,170)	(2,143,128)
Proceeds from sale of assets		—	67,741,740	—

Net cash from / (applied to) investing activities		69,496,853	(3,364,190)	7,179,364

FINANCING ACTIVITIES
Repayment of long-term debt		—	—	(164,364)
Proceeds from private placements and public offerings		—	7,054,660	69,879,210
Proceeds from exercise or warrants	15	18,750	—	—
Proceeds from financing before fees	17	65,324,997	—	—
Proceeds from exercise of options		234,952	75,192	1,090,092

Net cash from financing activities		65,578,699	7,129,852	70,804,938

NET CHANGE IN CASH AND CASH EQUIVALENTS		(3,538,394)	(36,028,497)	56,701,344
CASH AND CASH EQUIVALENTS
Beginning of the year		22,954,571	55,026,171	5,193,561
Exchange difference on cash and cash equivalents		(1,909,020)	3,956,897	(6,868,734)

End of the year		$17,507,157	$22,954,571	$55,026,171

Represented by:
Cash	6	17,507,157	13,961,537	7,860,728
Cashable high interest savings accounts	6	—	8,993,034	25,490,443
Cashable guaranteed investment certificates	6	—	—	21,675,000

		$17,507,157	$22,954,571	$55,026,171

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN

  (a)
  Business Description

  Neovasc Inc. ("Neovasc" or the "Company") is a limited liability company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

  The consolidated financial statements of the Company as at December 31, 2017, December 31, 2016 and December 31, 2015 and for the years ended December 31, 2017, December 31, 2016 and December 31, 2015 comprise the Company and its subsidiaries, all of which are wholly owned. The Company's principal place of business is located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company's registered office is located at Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

  Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara™ for the transcatheter treatment of mitral valve disease and the Neovasc Reducer™ for the treatment of refractory angina.

  (b)
  Going Concern and Uncertainty

  Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $112 million damages and interest awards became due and payable. The Company had approximately $70 million placed in escrow but needed to raise an additional approximately $42 million or face bankruptcy. On November 17, 2017, the Company closed an approximately $65 million financing (the "2017 Financings") and used approximately $42 million to settle the remaining damages and interest awards. The terms of the financing included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms will make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2017, the Company had approximately $17.5 million in cash and cash equivalents, sufficient cash for approximately nine months of operations, and will need to obtain additional debt or equity financing in later 2018 to fund ongoing operations. The Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern (See Notes 7, 14 and 24).

  These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

2.     BASIS OF PREPARATION

  (a)
  Statement of compliance with IFRS

  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

  (b)
  Basis of measurement

  The Company's consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.

  (c)
  Basis of consolidation

  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated) and Neovasc GmbH. All intercompany balances and transactions have been eliminated upon consolidation.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (Continued)

  (d)
  Presentation of financial statements

  The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

  (e)
  Use of estimates and management judgment

  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

  Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, and volatility and forfeiture rates for share-based payments.

  Inventories

  The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

  Allowance for doubtful accounts receivable

  The Company provides for bad debts by setting aside accounts receivable past due more than 121 days unless circumstances suggest collectability is assured. Actual collectability of customer balances can vary from the Company's estimation.

  Impairment of long-lived assets

  In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

  Useful lives of depreciable assets

  The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

  Share-based payment

  The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

  Determination of functional currency

  The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

  Determination of presentation currency

  The Company has elected to adopt the United States dollar as its presentation currency, to improve comparability of its financial information with other publicly traded businesses in the life sciences industry.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (Continued)

  Deferred tax assets

  Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

  Contingent Liabilities

  Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the period in which the change in probability occurs.

  Accounting for financing and determination of fair value of derivative liabilities

  The determination of the accounting treatment for the financing transactions completed in November 2017 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

  The warrants and convertible notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2017 are disclosed in Note 15.

3.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

  (a)
  Foreign currency translation and change in functional currency

  Prior to October 1st, 2017, the functional currency of the Company's and each of its subsidiaries was the Canadian dollar.

  Per IAS 21, the Effects of Changes in Foreign Exchange Rates, an entity's functional currency should reflect the underlying transactions, events, and conditions that are relevant to the entity. Management considered primary and secondary indicators in determining functional currency including the currency that influences sales prices, labor, material purchases and other costs. Other indicators including the currency in which funds from financing activities are generated, and the currency in which receipts from operations are usually retained. Management concluded that the Company and each of its subsidiaries should be measured using the United States dollar as the functional currency.

  The Company has accounted for the change prospectively, as provided for under International Accounting Standard ("IAS") 21 — The Effect of Changes in Foreign Exchange Rates, and any amounts that were previously recorded in accumulated other comprehensive income ("AOCI") prior to the change will continue to be included in AOCI until the disposal of the operation.

  The presentation currency of the consolidated financial statements is the United States dollar. Where functional currency is different than presentation currency, all revenues, expenses and cash flows for each period are translated into the presentation currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities are translated using the exchange rate at the end of the period and stockholders' equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

  Foreign currency denominated non-monetary assets and liabilities are translated at the historical rates of exchange in effect on the date the asset was acquired or liability incurred. Foreign currency denominated revenues and expenses are translated at the rate of exchange on the date on which such transactions occur. Foreign currency gains or losses arising on the settlement of foreign-currency denominated monetary assets and liabilities are recognized in profit or loss in the period in which they arise.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Financial assets and financial liabilities are recognized on the Company's consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.

  Financial assets

  The Company classifies its cash and cash equivalents, cash held in escrow, restricted cash, and accounts receivable as loans and receivables. Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

  Financial liabilities

  The Company classifies its accounts payable and accrued liabilities as other financial liabilities. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

  The Company classifies its convertible note as a financial liability at fair value through profit and loss. The entire instrument is recognized initially at fair value with any subsequent changes in fair value recognized as an unrealized gain or loss in the statement of loss and comprehensive loss. All related transaction costs are expensed as incurred.

  Derivative instruments, including derivative instruments embedded in other contracts and instruments designated for hedging activities, are recognized as either asset or liabilities in the statement of financial position and measured at fair value. The Company has not used derivative instruments to hedge exposures to cash flow or foreign currency risks. Any change in the fair value of a derivative or an embedded derivative not designated as a hedging instrument is recognized as an unrealized gain or loss in the statement of loss and comprehensive loss.

  (c)
  Cash and cash equivalents

  Cash and cash equivalents include cash on hand and short-term, highly liquid investments that are readily convertible to known amounts of cash within 90 days of purchase.

  (d)
  Cash held in escrow

  Cash held in escrow represents cash placed in a joint escrow account that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other current assets. In the past, such cash was used to settle awards against the Company in its litigation with CardiAQ (see Note 24).

  (e)
  Restricted cash

  Restricted cash represents secured cash that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other non-current assets.

  (f)
  Inventory

  Inventory is valued at the lower of cost and net realizable value for finished goods, work in progress and raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labor costs and an allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, the Company considers factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

  (g)
  Property, plant and equipment

  Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

  As no finite useful life for land can be determined, related carrying amounts are not depreciated.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Depreciation of property, plant and equipment is recognized in profit or loss over the estimated useful lives using the following rates and methods:

Building	4% declining balance
Leasehold improvements	amortized over the life of the lease
Production & development equipment	30% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment	20% declining balance

  Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.

  (h)
  Impairment of assets

  Financial assets (including accounts receivable)

  The Company reviews its accounts receivable at least at each reporting date to determine whether there is objective evidence that it is impaired.

  The Company considers evidence of impairment for accounts receivable when the amounts are past due or when other objective information is received that a specific counterparty may default. Accounts receivable that are not considered to be individually impaired are reviewed for impairment in groups, using historical trends of the probability of default, timing of recoveries and the amount of loss incurred, adjusted for management's judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends.

  An impairment loss is calculated as the difference between an asset's carrying amount and the present value of the estimated future cash flows discounted at the asset's original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When subsequent events cause the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

  Non-financial assets

  The carrying amounts of the Company's non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated.

  The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the asset is included in the cash-generating unit to which it belongs and the recoverable amount of the cash-generating unit is estimated. As a result, some assets are tested individually for impairment and some are tested at the cash-generating unit level. A cash-generating unit is the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets.

  An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit on a pro-rata basis.

  (i)
  Contingent Liabilities and Provisions

  Provisions for product warranties, legal disputes, onerous contracts or other claims are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic resources will be required from the Company and amounts can be estimated reliably. No liability is recognized if an outflow of economic resources as a result of present obligations is not probable. Such situations are disclosed as contingent liabilities unless the outflow of resources is remote.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (j)
  Employee benefits

  The Company provides short-term employee benefits and post-employment benefits to current employees. The short-term employee benefits include wages, salaries, social security contributions, paid annual leave, paid sick leave and medical care. Short-term employee benefits obligations are measured on an undiscounted basis and are expensed as the related service is provided.

  The Company provides post-employment benefits through defined contribution plans, including contributions to the Canadian Pension Plan and individual Registered Retirement Savings Plans of qualified employees. Contributions to defined contribution pension plans are recognized as an employee benefit expense in the years during which services are rendered by employees.

  (k)
  Revenue recognition

  The Company earns revenue from four sources: the Reducer, product sales, contract manufacturing and consulting services. Revenues from these four sources are recognized as follows:

  Revenue from the sale of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, the Company retains neither continuing managerial involvement nor effective control over the goods sold, the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction can be measured reliably. For consulting services, revenue is recognized when the amount of revenue can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Company and the stage of completion and the costs incurred or to be incurred in respect of the transaction can be measured reliably.

  Reducer, Product sales and Contract manufacturing

  For the Reducer, product sales and contract manufacturing, these criteria are met upon time of shipment at shipping point.

  Consulting services

  For consulting services, these criteria are met as the services are delivered under the terms of the related consulting services contract.

  Product sales ceased in 2015 and contract manufacturing and consulting services ceased at the end of 2017.

  (l)
  Research and development

  The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the period incurred, unless they meet the criteria for capitalization. The criteria include that development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to profit or loss. Research and development costs are reduced by any scientific research and experimental development tax credits to which the Company is entitled.

  (m)
  Government assistance

  Government assistance, consisting of grants and scientific research and experimental development tax credits, is recorded as a reduction of either the related expense or the cost of the asset to which it relates. The assistance is recorded in the accounts when reasonable assurance exists that the Company has complied with the terms and conditions of the assistance program and when there is reasonable assurance that the assistance will be realized.

  (n)
  Interest income and interest expense

  Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (o)
  Operating lease

  Leases where the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases. Payments on operating leases are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

  (p)
  Income taxes

  Tax expense represents current tax and deferred tax. Tax is recognized in profit or loss except to the extent it relates to items recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profits for the year, and is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

  Deferred tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their respective carrying amounts in the consolidated financial statements. However, deferred tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction, other than a business combination, that at the time of the transaction affects neither the accounting profit nor taxable profit. Deferred tax assets are recognized to the extent that it is probable that the future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. Deferred tax assets and liabilities are offset when the Company has a right and intention to offset tax assets and liabilities from the same taxation authority.

  Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized or the deferred tax liability settled.

  (q)
  Equity

  Share capital represents the value of shares that have been issued. Any transaction costs associated with the issuing of shares are deducted from share capital.

  From time to time the Company may issue units consisting of common shares and common share purchase warrants. The Company estimates the fair value of the common shares based on their market price on the date of the issuance of the units. The residual difference, if any, between the unit price and the fair value of each common share represents the fair value attributable to each warrant. Any transaction costs associated with the issuance of units would be apportioned between the common shares and warrants based on their relative fair values.

  Professional, consulting, regulatory fees and other costs that are directly attributable to financing transactions are deferred until such time as the transactions are completed. Share issue costs are charged to share capital when the related shares are issued. Costs relating to financing transactions that are abandoned are charged to profit and loss.

  Contributed surplus includes the fair value of vested stock options (see Note 3(r)).

  Deficit includes all current and prior period losses.

  (r)
  Share-based payments

  The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants (see Note 17(c)).

  The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares, based on historic market price volatility, and an expected life of the options. The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the options. The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.

  For stock options with non-vesting conditions, the grant date fair value of the options is recognized to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (s)
  Loss per share

  Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the weighted average number of common shares outstanding during the year for the effects of all potentially dilutive shares, only when their conversion to shares would decrease earnings per share or increase loss per share.

  (t)
  Operating segment

  The Company operates its business in one segment. The Company reports information about revenues from customers for the Reducer, products sales, contract manufacturing and consulting services, from geographical areas, and from major customers.

  (u)
  Future accounting pronouncements

  The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards, but will adopt by their respective mandatory application date.

  The new standard for financial instruments (IFRS 9) introduces extensive changes to IAS 39's guidance on the classification and measurement of financial assets and introduces a new 'expected credit loss' model for the impairment of financial assets. IFRS 9 also provides new guidance on the application of hedge accounting.

  IFRS 9 divides all financial assets into two classifications — those measured at amortized cost and those measured at fair value. Classification is made at the time the financial asset is initially recognized when the entity becomes a party to the contractual provisions of the instrument. The transition guidance is complex and mainly requires retrospective application.

  Most of the requirements in IAS 39 for the classification and measurement of financial liabilities have been carried forward unchanged to IFRS 9. Where an entity chooses to measure its own debt at fair value, IFRS 9 now requires the amount of the change in fair value due to changes in the issuing of the entity's own credit risk to be presented in other comprehensive income. An exception to the new approach is made where the effects of changes in the liability's credit risk would create or enlarge an accounting mismatch in profit or loss, in which case all gains or losses on that liability are to be presented in profit or loss. The requirements in IAS 39 related to de-recognition of financial assets and financial liabilities have been incorporated unchanged into IFRS 9. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018. Early application of this standard is permitted.

  IFRS 15 presents new requirements for the recognition of revenue, replacing IAS 18 'Revenue', IAS 11 'Construction Contracts', and several revenue-related Interpretations. The new standard establishes a control-based revenue recognition model and provides additional guidance in many areas not covered in detail under existing IFRSs, including how to account for arrangements with multiple performance obligations, variable pricing, customer refund rights, supplier repurchase options, and other common complexities.

  IFRS 15 applies to contracts with customers to provide goods or services, including construction contracts and licensing of intellectual property. It will not apply to certain contracts within the scope of other IFRSs such as lease contracts, insurance contracts, financing arrangements, financial instruments, guarantees other than product warranties, and non-monetary exchanges between entities in the same line of business to facilitate sales to third-party customers. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2018. Early application of this standard is permitted.

  The Company performed an analysis to assess the impact of this standard. The Company's earns revenue from four sources: the Reducer, product sales, contract manufacturing and consulting services. Product sales ceased in 2015, contract manufacturing and consulting services ceased in 2017. The Company only expects revenue from Reducer sales in 2018. The Company does not anticipate a material impact on its revenue recognition polices or cash flows as a result of the adoption of this standard.

  IFRS 16 Leases sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, from the perspective of the lessee, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 Leases and, instead, introduces a single lessee accounting model. From the perspective of the lessor, IFRS 16 substantially carries forward the accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and accounts for those two types of leases differently. The new standard is required to be applied for annual reporting periods beginning on or after January 1, 2019. Early application of this standard is permitted.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  While the Company continues to assess all potential impacts and transition provisions of this standard, the Company believes that the most significant impact will be related to the accounting for operating leases associated with office space. At this time, a quantitative estimate of the effect of the new standard has not been determined, but the Company anticipates a material impact to its statements of financial position due to the recognition of the present value of unavoidable future lease payments as lease assets and lease liabilities. The measurement of the total lease expense over the term of the lease is unaffected by the new standard; however, the required presentation on the consolidated statements of earnings (loss) will result in lease expenses being presented as depreciation of lease assets and finance costs rather than being fully recognized as general and administrative costs.

4.     MANAGING CAPITAL

  The Company's objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible debt. There has been no change in the definition since the prior period.

  The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2017, 2016 and 2015 there were no changes in the Company's capital management policy.

  The capital of the Company is comprised of:

	December 31, 2017	December 31, 2016	December 31, 2015
Convertible Note	$20,007,559	—	—
Equity	$(36,475,101)	$(15,462,536)	$57,995,423

Capital	$(16,467,542)	$(15,462,536)	$57,995,423

5.     FINANCIAL RISK MANAGEMENT

  (a)
  Fair value estimation

  The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

  Level 1    --    Quoted prices (unadjusted) in active markets for identical assets or liabilities

  Level 2    --    Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

  Level 3    --    Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

  The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2017, December 31, 2016 and December 31, 2015. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  As at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$—	$—	$20,007,559	$20,007,559
Derivative financial liabilities	$—	$—	$36,829,030	$36,829,030

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

  The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	December 31, 2017	December 31, 2016	December 31, 2015
Loans and receivables
Cash and cash equivalents	6	$17,507,157	$22,954,571	$55,026,171
Cash held in escrow	7	—	70,000,000	—
Accounts receivable	8	1,334,923	3,117,474	1,736,941
Restricted cash	11	478,260	449,760	—

		$19,320,340	$96,521,805	$56,763,112

Other financial liabilities
Accounts payable and accrued liabilities	13	$1,844,955	$2,490,943	$3,077,802
Financial liabilities at fair value through profit and loss
Derivative liability from financing (current)	15	$19,997,345	$—	$—
Convertible Note (current)	15	4,261,597	—	—
Derivative liability from financing (non-current)	15	16,831,685	—	—
Convertible Note (non-current)	15	15,745,962	—	—

		$58,681,544	$—	$—

  The carrying amounts of cash and cash equivalents, cash held in escrow, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

  (b)
  Foreign exchange risk

  The majority of the Company's revenues are derived from product sales in the United States ("U.S.") and Europe ("EU"), primarily denominated in U.S. and EU currencies. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. U.S. and EU currency represents approximately 35% and 65% of the revenue for the year ended December 31, 2017 (2016: 62% and 38% respectively and 2015: 48% and 52%). A 10% change in the foreign exchange rates for the EU currency for foreign currency denominated accounts receivable will impact net income as at December 31, 2017 by approximately $50,000 (as at December 31, 2016: U.S. and EU currencies: $202,000 and $49,000 respectively and as at December 31, 2015: $84,000 and $60,000 respectively), and a similar change for foreign currency denominated accounts payable will impact net income by approximately $32,000 as at December 31, 2017 (as at December 31, U.S. and EU currencies: 2016: $123,000 and $10,000 respectively and as at December 31, 2015: $164,000 and $24,000, respectively). The Company does not hedge its foreign exchange risk.

  (c)
  Interest rate risk

  The Company is not exposed to cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable and accounts payable without interest.

  (d)
  Liquidity risk

  As at December 31, 2017, the Company had $17,507,157 in cash and cash equivalents as compared to cash and cash equivalents of $22,954,571 at December 31, 2016 and $55,026,171 at December 31, 2015. On November 13, 2017, the final mandate was issued by the court in the Company's primary U.S. litigation with CardiAQ, approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and approximately $42 million became due and payable. On November 17, 2017 the Company closed the 2017 Financings for gross proceeds of approximately $65 million and approximately $42 million from the net proceeds of the 2017 Financings was used to settle the remaining damages and interest awards (see Notes 1(b), 7, 14 and 24). Further to this and in the longer term, the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

  The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company believes it has sufficient funds to fund operations for at least the next three quarters. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

  (e)
  Credit risk

  Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor's payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

  The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2017 is $1,201,292 (2016: $2,532,114 and 2015:$1,393,533). As at December 31, 2017, the Company had $588,282 (as at December 31, 2016: $1,555,469 and 2015: $91,813) of trade accounts receivable that were overdue, according to the customers' credit terms. During the year ended December 31, 2017 the Company wrote down $26,931 of accounts receivable owed by customers (year ended December 31, 2016: $5,556 and 2015: $25,893).

  The Company may also have credit risk related to its cash and cash equivalents, with a maximum exposure of $17,985,417 as at December 31, 2017 (as at December 31, 2016: $93,404,331 and 2015: $55,026,171). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

6.     CASH AND CASH EQUIVALENTS

	December 31, 2017	December 31, 2016	December 31, 2015
Cash held in:
Canadian dollars	$70,112	$6,386,135	$635,614
United States dollars	16,989,119	7,231,160	7,104,699
Euros	447,926	344,242	120,415
Cashable Canadian dollar high interest savings accounts	—	4,713,385	8,738,088
Cashable United States dollar high interest savings accounts	—	4,279,649	16,752,355
Cashable guaranteed investment certificate	—	—	21,675,000

	$17,507,157	$22,954,571	$55,026,171

  The high interest savings accounts were held in major Canadian Chartered Banks. They were fully cashable at any time and have a variable interest rate.

7.     CASH HELD IN ESCROW

	December 31, 2017	December 31, 2016	December 31, 2015
Cash held in escrow	—	$70,000,000	—

  The Company placed $70 million into a joint escrow account to partially cover the damages awarded against the Company in its primary U.S. litigation with CardiAQ. On November 13, 2017, the final mandate of the court was issued and approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and interest awards (see Notes 14 and 24).

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

8.     ACCOUNTS RECEIVABLE

	December 31, 2017	December 31, 2016	December 31, 2015
Trade accounts receivable	$1,201,292	$2,532,114	$1,393,533
Other accounts receivable	133,631	585,360	343,408

	$1,334,923	$3,117,474	$1,736,941

  All amounts are short-term. The aging analysis of trade receivables is as follows:

	December 31, 2017	December 31, 2016	December 31, 2015
Not past due	$693,010	$976,645	$1,301,720
Past due 0 - 30 days	255,348	969,652	89,643
30 - 60 days	79,600	54,064	1,846
60 - 90 days	4,334	134,468	324
90 - 120 days	139,000	189,640	—
Over 120 days	110,000	327,645	—
Allowance for doubtful accounts	(80,000)	(120,000)	—

	$1,201,292	$2,532,114	$1,393,533

  All of the Company's trade and other receivables have been reviewed for impairment. During the year ended December 31, 2017, the Company wrote off $26,931 of accounts receivable (2016: $5,071 and 2015: $25,893). The Company recorded $80,000 in allowance for doubtful accounts at December 31, 2017 (2016: $120,000 and 2015: $nil). Subsequent to the year end the Company collected $49,000 in accounts receivable greater than 60 days old.

9.     INVENTORY

	December 31, 2017	December 31, 2016	December 31, 2015
Raw materials	$175,487	$83,934	$492,785
Work in progress	171,599	62,040	88,856
Finished goods	51,470	50,749	16,495

	$398,556	$196,723	$598,136

  During the years ended December 31, 2017, 2016 and 2015 the Company did not write down any inventory. During the year ended December 31, 2017 $752,810 of inventory was expensed in cost of goods sold (years ended December 31, 2016: $4,082,504 and 2015: $3,391,324, respectively).

10.   PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2017	December 31, 2016	December 31, 2015
Prepaid expenses	$20,041	$187,480	$78,114
Prepaid insurance	125,043	114,988	68,476
Deposits on rental agreements	308,492	53,771	—
Retainers on professional fees	324,062	23,938	—
Other prepaid expenses and other assets	24,728	125,163	—

	$802,366	$505,340	$146,590

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

11.   RESTRICTED CASH

	December 31, 2017	December 31, 2016	December 31, 2015
Restricted cash	$478,260	$449,760	$—

  Restricted cash represents a C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

12.   PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance at January 1, 2015	$178,734	$1,741,422	$35,428	$1,318,982	$457,713	$297,553	$304,226	$4,334,058
Additions during the year	253,198	805,810	93,361	833,690	52,914	80,455	23,700	2,143,128
Cumulative translation adjustment	(57,166)	(346,428)	(10,780)	(281,957)	(79,537)	(51,650)	(51,681)	(879,199)

Balance at December 31,2015	$374,766	$2,200,804	$118,009	$1,870,715	$431,090	$326,358	$276,245	$5,597,987

Additions during the year	—	89,263	—	409,899	28,765	128,243	—	656,170
Disposals during the year	(157,791)	(1,994,191)	(84,808)	(964,018)	(45,641)	(41,724)	—	(3,288,173)
Cumulative translation adjustment	14,926	111,679	5,447	71,521	14,933	12,265	8,526	239,297

Balance as at December 31, 2016	$231,901	$407,555	$38,648	$1,388,117	$429,147	$425,142	$284,771	$3,205,281

Additions during the period	—	—	127,181	146,388	77,518	145,424	9,156	505,667
Cumulative translation adjustment	17,592	30,916	4,109	115,223	37,257	41,707	22,158	268,962

Balance as at December 31, 2017	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910

ACCUMULATED DEPRECIATION
Balance at January 1, 2015	$—	$343,295	$958	$694,265	$222,154	$279,427	$140,688	$1,680,787
Depreciation for the year	—	51,010	34,119	270,231	78,158	36,817	33,374	503,709
Cumulative translation adjustment		(59,066)	(2,062)	(130,469)	(42,706)	(47,318)	(25,444)	(307,065)

Balance at December 31, 2015	$—	$335,239	$33,015	$834,027	$257,606	$268,926	$148,618	$1,877,431

Depreciation for the year	—	77,205	50,101	402,426	61,645	137,682	26,675	755,734
Disposals during the year	—	(395,674)	(57,933)	(584,186)	(29,746)	(14,779)	—	(1,082,318)
Cumulative translation adjustment	—	18,130	1,567	31,536	7,694	5,647	4,225	68,799

Balance at December 31, 2016	$—	$34,900	$26,750	$683,803	$297,199	$397,476	$179,518	$1,619,646

Depreciation for the period	—	15,484	35,702	254,794	64,166	140,652	23,747	534,545
Cumulative translation adjustment	—	3,179	3,964	60,347	24,730	33,889	14,429	140,538

Balance as at December 31, 2017	$—	$53,563	$66,416	$998,944	$386,095	$572,018	$217,694	$2,294,729

CARRYING AMOUNTS
As at December 31, 2015	$374,766	$1,865,565	$84,994	$1,036,688	$173,484	$57,432	$127,627	$3,720,556

As at December 31, 2016	$231,901	$372,655	$11,898	$704,314	$131,948	$27,666	$105,253	$1,585,635

As at December 31, 2017	$249,493	$384,908	$103,522	$650,784	$157,827	$40,256	$98,391	$1,685,181

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2017	December 31, 2016	December 31, 2015
Trade payables	$1,256,795	$943,922	$2,515,815
Accrued vacation	157,198	217,036	167,604
Accrued liabilities	346,984	1,270,306	221,167
Tax liability	—	—	155,169
Other accounts payable	83,978	59,679	173,216

	$1,844,955	$2,490,943	$3,232,971

14.   DAMAGES PROVISION

	December 31, 2017	December 31, 2016	December 31, 2015
Initial damages	$—	$70,000,000	$—
Enhanced damages	—	21,000,000	—
Pre-judgment interest	—	20,675,154	—
Accrued post-judgment interest	—	105,942	—

	$—	$111,781,096	$—

  On May 19, 2016, in the Company's primary U.S. litigation with CardiAQ, following a trial in Boston, Massachusetts, a jury awarded $70 million on certain trade secret claims made by CardiAQ. On October 31, 2016, during post-trial motions, the judge awarded $21 million enhanced damages on those claims and on January 18, 2017 during post-trial motions the judge awarded $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. During 2017 interest of $738,021 was accrued. On November 13, 2017, the final mandate of the Appeals Court was issued and on November 17, 2017, a total of $112,519,117 was paid to settle the remaining damages and interest awards in full.

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE

  (a)
  Derivative Financial Liabilities

  On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A units (the "Series A Units") and 19,066,780 Series B units (the "Series B Units") of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

  Each Series A Unit is comprised of:

  (i)    one common share of the Company,

  (ii)    one Series A common share purchase warrant of the Company at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

  (iii)    one Series B common share purchase warrant of the Company at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

  (iv)    0.40 Series C warrant (each, a "Series C Warrant") to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of one Common share, one Series A Warrant and one Series B Warrant.

  Each Series B Unit is comprised of:

  (i)    either one common share of the Company or one Series D common share purchase warrant of the Company (each, a "Series D Warrant") at an exercise price of $1.46 per Series D Warrant Share, all of which will be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance,

  (ii)    one Series A Warrant,

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (Continued)

  (iii)    one Series B Warrant,

  (iv)    0.40 Series C Warrant, and

  (v)    1.1765 Series F common share purchase warrant of the Company at an exercise price of $1.61 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

  15,492,950 common shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. During the period up to December 31, 2017, 1,874,989 Series D Warrants were exercised for gross proceeds of $18,750 and 1,874,989 common shares of the Company were issued from treasury (see Note 25 Subsequent Events for a description of the warrants exercised to date).

  All the warrants include various price adjustment clauses, some of which cause the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 — Financial instruments; presentation (see Note 17 for further disclosure of the terms of the warrants). Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss ("FVTPL"). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

  The total fair value of the warrants issued in connection with the Series A and Series B units and Series E Warrants was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives are not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instruments on a straight line basis depending on the term of the warrants.

  (b)
  Convertible Note

  As part of the 2017 Financings, the Company completed a brokered private placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company for gross proceeds of $27,837,500 (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one common share per Series E Warrant (the "Concurrent Private Placement").

  The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Concurrent Private Placement. Upon the event of a default, the interest rate would automatically be increased to 15% per annum, Interest on the Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

  The conversion option contained within the Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the Notes from being recognized within equity. The Notes contain a future-priced conversion mechanism that allows the holder of a Note to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the common shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. Further, with effect from and after 5:00 p.m. (New York City time) on August 17, 2018, the conversion price of the Notes will be adjusted to be the lower of (x) the then in effect conversion price and (y) the greater of (i) the amount in U.S. dollars equal to the VWAP for the common shares on August 17, 2018 and (ii) $0.50. The Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

  Accordingly, the Company has elected to measure the Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL (see Note 17 for further disclosure of the terms of the Series E Warrants). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

  The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

  (c)
  Warrants and Convertible Notes Model

  The warrants were calculated based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

  The Notes were calculated based on the level 3 fair value estimate of the notes based on a binomial tree model.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (Continued)

  Key assumptions used in the model at initial recognition and as at December 31, 2017 are summarized below:

Valuation Date	November 17, 2017	December 31, 2017
Price of Neovasc common share	$0.8727	$0.6000
Dividend Yield	0%	0%
Historical volatility of Neovasc common share	122.99%	121.70%
Historical volatility of index	14.28%	14.43%
Volatility input	68.63%	68.07%
Risk-free rate	2.08%	2.20%
Credit spread	32.63%	34.24%

  The carrying amounts for the derivative financial liabilities are as follows:

	Series A units	Series B units	Series E Warrants	Total
Fair value, November 17, 2017	$13,139,650	$67,810,835	$8,519,788	$89,470,273
Add:
Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668
Less:
Fair value adjustment on exercised warrants, December 27	—	(511,122)	—	(511,122)
Exercise of Series D Warrants (1,874,989), December 27	—	(1,108,306)	—	(1,108,306)
Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)

Balance, Derivative financial liability December 31, 2017	$4,932,785	$28,938,849	$2,957,396	$36,829,030

Derivative financial liability, current				$19,997,345
Derivative financial liability, non-current				$16,831,685

  The carrying amounts for the convertible notes are as follows:

	Convertible Notes	Total
Fair value, November 17, 2017	$26,100,900	$26,100,900
Add:
Deferred loss	(5,113,917)	(5,113,917)
Amortization of deferred loss	852,319	852,319
Less:
Fair value adjustment, December 31, 2017	(1,831,743)	(1,831,743)

Balance, Convertible note December 31, 2017	$20,007,559	$20,007,559

Convertible notes, current		$4,261,597
Convertible notes, non-current		$15,745,962

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

16.   INCOME TAXES

  The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended December 31,
	2017	2016	2015
Loss before income taxes	$(22,424,293)	$(86,294,370)	$(26,563,139)
Statutory tax rate	26.00%	26.00%	26.00%
Recovery of income taxes based on the combined Canadian
federal and provincial statutory rates	(5,830,316)	(22,436,536)	(6,906,416)
Share-based remuneration	650,335	468,939	1,061,468
Effect of rate change	(2,344,122)	—	—
Foreign exchange adjustment	(28,668)	333,276	126,654
Other permanent differences	(1,798,205)	(8,821,908)	(2,352,402)
Unrecognized deferred tax benefits	9,670,642	30,531,995	8,191,467
Difference in tax rates between foreign jurisdictions and Canada	164,762	124,757	46,580

Income tax expense	$484,428	$200,523	$167,351

  The components of income tax expense are shown in the following table:

	For the years ended December 31,
	2017	2016	2015
Current tax	$484,428	$200,523	$167,351
Deferred tax	—	—	—

Income tax expense	$484,428	$200,523	$167,351

  The Company recorded no deferred tax assets in the consolidated statement of financial position as it is not yet probable that future taxable profit will be available against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be utilized. The unrecognized deferred tax assets include tax losses, research and development pools and differences between the carrying amount and the tax basis of the following items:

	For the years ended December 31,
Deferred tax assets	2017	2016	2015
Investment tax credits	$3,108,576	$2,689,744	$3,454,503
Capital assets	500,445	328,039	212,311
Share issue expenses	1,774,820	772,687	999,066
Non-capital loss carry forwards	56,627,473	22,828,376	15,639,367
Foreign exchange	5,500	(12,388)	1,093
Research and development expenditures	265,260	68,037	3,523,925
Reserve for legal damages	—	28,205,068	—
Deferred compensation	31,387	50,454	29,907

	$62,313,461	$54,930,017	$23,860,172

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

16.   INCOME TAXES (Continued)

  Included in the Company's deferred tax assets not recognized above as at December 31, 2017, is $982,443 of research and development expenditures available to reduce taxable income in the future periods with no expiry date. The Company has loss carry forward balances for income tax purposes of $233,544,898 that are available to reduce taxable income in Canada in the future periods, if any, expiring at various times through to the year 2037. The Company also has investment tax credits of $3,769,799 available to reduce income taxes in the future periods, expiring at various times through to the year 2037.

17.   SHARE CAPITAL

  All common shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders' meetings.

  All preferred shares have no voting rights at shareholders' meetings but on liquidation, winding-up or other distribution of the Company's assets are entitled to participate in priority to common shares. There are no preferred shares issued and outstanding.

  (a)
  Authorized

  Unlimited number of common shares without par value.

  Unlimited number of preferred shares without par value.

  (b)
  Issued and outstanding

	Common Shares
			Contributed Surplus
	Number	Amount
Balance, January 1, 2015	53,842,344	$89,357,061	$17,632,809
Issued for cash pursuant to an underwritten public offering(i)	10,415,000	74,883,850	—
Share issue costs(i)	—	(5,004,640)	—
Issued for cash on exercise of options	2,507,603	2,268,766	(1,177,864)
Share-based payments	—	—	4,114,165

Balance, January 1, 2016	66,764,947	$161,505,037	$20,569,110

Issued for cash pursuant to a private placement(ii)	11,817,000	7,090,200	—
Share issue costs(ii)	—	(35,540)	—
Issued for cash on exercise of options	101,398	152,976	(77,784)
Share-based payments	—	—	1,810,111

Balance, December 31, 2016	78,683,345	$168,712,673	$22,301,437

Issued from Series A and Series B units(iii)	22,102,538	—	—
Common shares issued from exercise of Series D Warrants(iv)	1,874,989	1,127,057	—
Issued for cash on exercise of options	254,702	1,964,086	(1,729,134)
Share-based payments	—	—	2,484,543

Balance, December 31, 2017	102,915,574	$171,803,816	$23,056,846

  (i)
  On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury) at a price per share of $7.19 for aggregate gross proceeds of $74,883,850 for the Company and $11,935,400 for the selling security holders (including some directors, officers and employees). The share issue costs incurred by the Company were $5,004,640.

  (ii)
  On December 12, 2016, the Company closed a non-brokered private placement of 11,817,000 common shares of the Company at a price per share of $0.60 for aggregate gross proceeds of $7,090,200. All of the shares issued were purchased by Boston Scientific Corporation ("Boston Scientific"). Immediately following the closing of the private placement Boston Scientific owned 15% of the issued and outstanding common shares of the Company. The share issue costs incurred by the Company were $35,540. Concurrent to, and contingent upon, the non-brokered private placement Boston Scientific purchased certain assets from the Company.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  (iii)
  On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A Units and 19,066,780 Series B Units of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497. No amount has been recognized with respect to the common shares within equity because the fair value of the derivative instruments issued (being the warrants which form part of the Units issued) exceeded the cash proceeds received.

  (iv)
  On December 27, 2017, 1,874,989 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $18,750. In addition, the fair value of the related derivative liability of $1,108,306 (see Note 15) was recognized within equity upon conversion. The holders of Series D Warrants have the option to purchase one common share of Neovasc at a nominal exercise price of $0.01 per share for each Series D warrant held.
  (c)
  Stock options

  The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase common shares to directors, officers, employees and service providers (the "optionees") of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 18, 2014, at the Annual General Meeting ("AGM"), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 10,515,860, representing approximately 20% of the number of common shares of the Company outstanding on May 16, 2014.

  Options under the Company's stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the common shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd which were not issued under the Company's stock option plan. The following table summarizes stock option activity for the respective periods as follows:

	Number of options	Weighted average exercise price		Average remaining contractual life (years)
Options outstanding, January 1, 2015	9,346,389	C$	2.37	2.19
Granted	1,423,677		8.57
Exercised	(2,507,603)		0.53
Forfeited	(127,760)		8.46

Options outstanding, December 31, 2015	8,134,703	C$	3.92	2.22
Options exercisable, December 31, 2015	6,491,040	C$	3.15	1.78

Granted	170,061		4.90
Exercised	(101,398)		1.00
Forfeited	(271,862)		6.37
Expired	(56,800)		1.00

Options outstanding, December 31, 2016	7,874,704	C$	3.91	1.52
Options exercisable, December 31, 2016	6,800,066	C$	3.40	1.26

Granted	1,844,500		1.90
Exercised	(2,174,093)		1.04
Forfeited	(471,867)		4.74
Expired	(1,294,934)		1.42

Options outstanding, December 31, 2017	5,778,310	C$	4.84	2.28
Options exercisable, December 31, 2017	4,512,878	C$	4.99	1.94

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  The following table lists the options outstanding at December 31, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	64,128	0.08	64,128	0.08
C$0.02 - 1.99	1,739,300	4.26	984,500	4.25
C$2.00 - 4.99	920,397	0.50	875,705	0.37
C$5.00 - 6.99	2,272,985	1.56	2,066,845	1.49
C$7.00 - 9.99	344,600	2.31	225,600	2.26
C$10.00 - 13.00	436,900	2.21	296,100	2.20

	5,778,310		4,512,878

  The following table lists the options outstanding at December 31, 2016 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	79,482	1.05	79,482	1.05
C$0.97 - 1.45	3,452,300	0.31	3,452,300	0.31
C$2.00 - 4.25	1,045,111	1.56	883,817	1.34
C$5.00 - 7.00	2,433,311	2.63	1,963,667	2.47
C$7.00 - 9.00	412,400	3.36	191,000	3.31
C$10.00 - 13.00	452,100	3.21	229,800	3.20

	7,874,704		6,800,066

  The following table lists the options outstanding at December 31, 2015 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
C$0.01	86,280	2.06	86,280	2.06
C$0.97 - 1.45	3,608,500	0.68	3,570,700	0.61
C$2.00 - 4.25	982,606	2.27	775,804	2.25
C$5.00 - 7.00	2,550,570	3.62	1,806,347	3.40
C$7.00 - 9.00	373,000	4.58	77,000	4.58
C$10.00 - 13.00	533,747	4.23	174,909	4.21

	8,134,703		6,491,040

  The weighted average share price at the date of exercise for share options exercised for the year ended December 31, 2017 was $0.87 (year ended December 31, 2016: $4.72 and year ended December 31, 2015: $6.98). During the year ended December 31, 2017, the Company recorded $2,484,543 as compensation expense for share-based compensation awarded to eligible optionees (year ended December 31, 2016 and 2015: $1,810,111 and $4,114,165, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2017	2016	2015
Weighted average fair value	$1.49	$3.02	$4.85
Weighted average exercise price	$1.90	$4.90	$8.57
Weighted average share price at grant	$1.90	$4.90	$8.57
Dividend yield	nil	nil	nil
Volatility	110%	76%	76%
Risk-free interest rate	1.12%	0.75%	0.75%
Expected life	5 years	5 years	5 years
Forfeiture rate	6%	1%	1%

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  (d)
  Warrants

  The following table lists the number of warrants issued on November 17, 2017 as well as the number exercised during the period and the remaining warrants outstanding at December 31, 2017.

Warrants	As at November 17, 2017	Exercised	As at December 31, 2017	Exercise Price	Weighted average remaining contractual life (years)
Series A Warrants	25,676,368	—	25,676,368	$1.61	4.88
Series B Warrants	25,676,368	—	25,676,368	$1.61	1.88
Series C Warrants	10,273,972	—	10,273,972	$1.46	1.88
Series D Warrants	3,573,830	(1,874,989)	1,698,841	$0.01	1.88
Series E Warrants	22,431,506	—	22,431,506	$1.61	4.88
Series F Warrants	22,431,506	—	22,431,506	$1.61	1.88

  Below is a description of the features of the warrants.

  Series A Warrants

  There were 25,676,368 Series A Warrants issued and outstanding as of December 31, 2017. Each Series A Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances.

  Series B Warrants

  There were 25,676,368 Series B Warrants issued and outstanding as of December 31, 2017. Each Series B Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series B Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

  At any time prior to their expiration, the holder of the Series B Warrant may, in its sole discretion, exercise the Series B Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series B Warrant Shares equal to the number determined by an alternate cashless exercise formula (the "Alternate Net Number"). The Alternate Net Number is equal to the product of (i) the quotient obtained by dividing (x) the total number of Series B Warrant Shares with respect to which the Series B Warrant is being exercised and (y) the maximum number of Series B Warrant Shares (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) initially issuable upon a cash exercise of the Series B Warrant on the date of issuance and (ii) the quotient obtained by dividing (A) the difference obtained by subtracting (x) the lowest daily VWAP during the ten trading days period ending on and including such exercise date (the "Market Price") from (y) the exercise price as of the subscription date (as adjusted for share splits, share dividends, share combinations, recapitalizations or other similar events) by (B) 85% of the Market Price.

  The Company has attributed a value to the remaining Series B Warrants via the application of the aforementioned Alternate Net Number, reflecting relevant market data as at December 31, 2017, summarized as follows:

As at December 31, 2017
Number of Series B Warrants outstanding	25,676,368
Estimated potential number of equivalent shares(a)	58,218,075
Applicable VWAP, as calculated per above	$0.55

  (a)
  The number of common shares that would be issued pursuant to an Alternate Net Number cashless exercise if the exercise of all of the Series B Warrants had occurred on December 31, 2017.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  Series C Warrants

  There were 10,273,972 Series C Warrants issued and outstanding as of December 31, 2017. Each Series C Warrant may be exercised for a Series C Unit, with each Series C Unit being comprised of a common share, a Series A Warrant and a Series B Warrant. Each Series C Warrant represents the right to purchase one Series C Unit at a notional exercise price equal to $1.46 per Series C Unit, subject to adjustment.

  Series D Warrants

  There were 1,698,841 Series D Warrants issued and outstanding as of December 31, 2017. Each Series D Warrant represents the right to purchase one common share at a notional exercise price equal to $1.46 per common share, subject to adjustment.

  $1.45 of the exercise price of the Series D Warrants was prepaid to the Company on November 17, 2017 on the closing of the financing.

  Series E Warrants

  There were 22,431,506 Series E Warrants issued and outstanding as of December 31, 2017. Each Series E Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series E Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

  Series F Warrants

  There were 22,431,506 Series F Warrants issued and outstanding as of December 31, 2017. Each Series F Warrant represents the right to purchase one common share at a notional exercise price equal to $1.61 per common share, subject to adjustment. The Series F Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

  At any time prior to their expiration, the holder of the Series F Warrant may, in its sole discretion, exercise the Series F Warrant in whole or in part and, in lieu of making any cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the exercise price, elect instead to receive upon such exercise a number of Series F Warrant Shares equal to the Alternate Net Number.

  The Company has attributed a value to the remaining Series F Warrants via the application of the aforementioned alternate cashless exercise formula, reflecting relevant market data as at December 31, 2017, summarized as follows:

As at December 31, 2017
Number of Series F Warrants outstanding	22,431,506
Estimated potential number of equivalent shares(a)	50,860,741
Applicable VWAP, as calculated per above	$0.55

  (a)
  The number of common shares that would be issued pursuant to an alternative cashless exercise if the exercise of all of the Series F Warrants had occurred on December 31, 2017.

18.   SEGMENT INFORMATION

  The Company's operations are in one business segment: the development, manufacture and marketing of medical devices. Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

18.   SEGMENT INFORMATION (Continued)

  regulatory requirements. Substantially all of the Company's long-lived assets are located in Canada. The Company carries on business in Canada and the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2017	2016	2015
REVENUE
United States	$466,471	$4,832,977	$4,932,791
Europe	4,393,303	4,251,260	4,831,678
Rest of the World	529,240	428,559	165,471

	$5,389,014	$9,512,796	$9,929,940

  Sales to the Company's four largest customers accounted for approximately 57%, 9%, 6%, and 6% of the Company's sales for the year ended December 31, 2017. Sales to the Company's three largest customers accounted for approximately 36%, 32%, and 15% of the Company's sales for the year ended December 31, 2016. Sales to the Company's four largest customers accounted for approximately 30%, 29%,18% and 10% of the Company's sales for the year ended December 31, 2015.

19.   EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2017	2016	2015
Salaries and wages	$9,244,473	$10,155,918	$8.688,806
Pension plan and employment insurance	509,966	583,093	517,592
Contribution to defined contribution pension plan	194,123	209,494	279,968
Health benefits	613,918	810,609	744,297

Cash-based employee expenses	10,562,480	11,759,114	10,230,663

Share-based payments	2,484,542	1,810,111	4,114,165

Total employee expenses	$13,047,022	$13,569,225	$14,344,828

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

20.   DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the years ended December 31,
	2017	2016	2015
COST OF GOODS SOLD
Depreciation	$59,115	$209,613	$165,884
Share-based payments	70,242	45,803	310,360
Cash-based employee expenses	2,595,654	2,753,841	3,070,566
Other expenses	752,810	4,082,504	3,391,324

	$3,477,821	$7,091,761	$6,938,134

EXPENSES
Selling expenses
Share-based payments	$98,379	$138,334	$120,780
Cash-based employee expenses	202,261	109,150	31,447
Other expenses	585,586	449,154	503,442

	886,226	696,638	655,669

General and administrative expenses
Depreciation	93,196	119,977	78,544
Share-based payments	1,080,627	510,508	1,323,583
Cash-based employee expenses	2,792,897	2,713,110	2,128,392
Litigation expenses	2,410,350	13,170,138	7,058,226
Expenses related to the financing	5,447,182	—	—
Other expenses	3,860,531	2,669,054	3,324,331

	15,684,783	19,182,787	13,913,076

Product development and clinical trials expenses
Depreciation	382,234	426,144	259,281
Share-based payments	1,235,294	1,115,466	2,359,442
Cash-based employee expenses	4,971,668	6,183,013	5,000,258
Other expenses	10,899,896	11,639,880	9,562,414

	17,489,092	19,364,503	17,181,395

TOTAL EXPENSES	$34,060,101	$39,243,928	$31,750,140

Depreciation per Statements of Cash Flows	$534,545	$755,734	$503,709

Share-based payments per Statements of Cash Flows	$2,484,542	$1,810,111	$4,114,165

Cash-based employee expenses (see Note 19)	$10,562,480	$11,759,114	$10,230,663

21.   OPERATING LEASES

  The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, or purchase options or escalation clauses.

  The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. The lease contains an option to renew for an additional 36 months.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

21.   OPERATING LEASES (Continued)

  The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016.

  The future minimum operating lease payments due over the next five years and thereafter are as follows:

	As at December 31,
	2017	2016	2015
Year 1	$343,564	$198,814	$209,753
Year 2	320,999	110,303	179,718
Year 3	292,845	79,852	77,519
Year 4	265,873	33,838	79,843
Year 5	110,780	—	33,835

	$1,334,061	$422,807	$580,668

  Lease payments recognized as an expense during the year ended December 31, 2017 amounted to $308,037 (2016: $459,394 and 2015: $262,765).

22.   LOSS PER SHARE

  Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of common shares outstanding used for basic loss per share for the year ended December 31, 2017 amounted to 81,523,874 shares (2016: 67,465,300 and 2015: 65,397,132 shares).

	For the years ended December 31,
	2017	2016	2015
Weighted average number of common shares	81,523,874	67,465,300	65,397,132
Loss for the period	$(22,908,721)	$(86,494,893)	$(26,730,490)

Basic loss per share	$(0.28)	$(1.28)	$(0.41)

  As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

23.   RELATED PARTY TRANSACTIONS

  The Company's key management personnel include members of the board of directors and executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2017	2016	2015
Short-term employee benefits
Employee salaries and bonuses	$1,326,702	$1,224,103	$1,310,852
Directors fees	267,785	270,000	270,000
Social security and medical care costs	32,912	43,224	33,433

	1,627,399	1,537,327	1,614,285

Post-employment benefits
Contributions to defined contribution pension plan	15,928	13,646	26,294

Share-based payments	1,055,719	253,766	1,083,985

Total key management remuneration	$2,699,046	$1,804,739	$2,724,564

24.   CONTINGENT LIABILITIES AND PROVISIONS

  Litigation

  Litigation expenses are legal and other expenses incurred in litigation matters during the period. The legal costs associated with defending legal claims in the current period include a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara, and a complaint filed by CardiAQ against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

  Claims by CardiAQ in Germany

  On June 23, 2014, CardiAQ also filed a complaint against Neovasc in the German Court requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. No hearing date has yet been set by the court. As a next step, both parties have been given a deadline to file written responses by March 30, 2018. The case is likely to be heard in the third or fourth quarter of 2018, and there is likely to be further exchanges of written submissions between the parties in the time leading up to that hearing.

  Claims by CardiAQ in the United States

  On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and briefing on the Company's motion to dismiss completed on December 21, 2017. No other litigation schedule or deadlines have been set. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

  Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the "Court") and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court").

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

24.   CONTINGENT LIABILITIES AND PROVISIONS (Continued)

  This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post-judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

  Other Matters

  By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action") Neovasc Inc. and Neovasc Medical Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. against Livanova Canada Corp., Livanova PLC, Boston Scientific Corporation and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the plaintiffs' claim making related allegations. In summary, the plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants have not yet filed their Statements of Defence. The Neovasc Defendants intend to vigorously defend themselves.

  The Company is aware of a potential claim involving another party's intellectual property rights, which the Company is investigating and believes to be without merit. The Company is in preliminary discussions with that party and believes that settlement of the matter, if warranted, can be achieved on reasonable commercial terms.

  When the Company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is remote, no provision is recognized and no contingent liability disclosure is required.

  Non-litigation Matters

  Remedial TSX Delisting Review

  On November 13, 2017, the Toronto Stock Exchange ("TSX") reported that Neovasc Inc. was under a remedial delisting review. The Company had 120 days to regain compliance with the exchange's continued listing requirements (see Note 25: SUBSEQUENT EVENTS — Remedial TSX Delisting Conclusion).

25.   SUBSEQUENT EVENTS

  Nasdaq Notification

  On January 2, 2018, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Stock Market LLC ("Nasdaq") notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq rules for continued listing on the Nasdaq Capital Market. The Bid Price Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 2, 2018, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 2, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market.

  Remedial TSX Delisting Conclusion

  On March, 8, 2018, the Company received confirmation that the TSX had determined that the Company satisfied TSX's applicable requirements for continued listing and that the Company would not be delisted from the TSX exchange at this time.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2017, 2016 and 2015
(Expressed in U.S. dollars)

25.   SUBSEQUENT EVENTS (Continued)

  Nasdaq Notification

  On March 22, 2018, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq rules for continued listing on the Nasdaq Capital Market. The Market Value Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until September 18, 2018, to regain compliance. The Company intends to monitor the market value of its listed securities between now and September 18, 2018 and intends to cure the deficiency within the prescribed grace period. During this time, the Company expects that its common shares will continue to be listed and trade on the Nasdaq Capital Market.

  Warrant Exercises

  The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018.

  On January 30, 2018, the remaining 1,698,841 Series D Warrants were exercised for gross proceeds of $16,699 and 1,698,841 shares were issued from treasury.

  None of the 25,676,368 Series A Warrants, 10,273,972 Series C Warrants or 22,431,506 Series E Warrants issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding.

  Alternate Net Number

  As of March 28, 2018, of the 25,676,368 Series B Warrants initially granted, 11,170,788 have been exercised using the cashless alternative net number mechanism for 149,350,096 common shares of the Company and of the 22,431,506 Series F Warrants initially granted, 21,041.660 have been exercised using the cashless Alternate Net Number mechanism for 223,427,286 common shares of the Company. As of March 28, 2018, there were 14,505,580 B Warrants and 1,389,846 F Warrants outstanding.

  Share Capital

  Our issued and outstanding share capital as of the date of these financial statements is 477,441,751.

  Our fully diluted share capital as of the same date is 583,569,647; and

  Our fully diluted share capital, adjusted on the assumption that all the remaining Series B Warrants and Series F Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the Alternate Conversion Price at the closing price on March 27, 2018 is 1,519,760,607.

26.   AUTHORIZATION OF FINANCIAL STATEMENTS

  The consolidated financial statements for the year ended December 31, 2017 (including comparatives) were approved by the audit committee on behalf of the board of directors on March 27, 2018.

(signed) Chris Clark Chris Clark, Chief Financial Officer
(signed) Steve Rubin Steve Rubin, Director