Form 20-F/A
period 2017-12-31
NEOVASC INC
filed 2018-05-16
CIK 1399708

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

☐ Yes    ☒ No

 EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F of Neovasc Inc. (the "Company" or the "Registrant") amends the Company's Annual Report on Form 20-F for the year ended December 31, 2017 (the "Original 20-F"), which was filed with the Securities and Exchange Commission on April 30, 2018. The Company is filing this Amendment No. 1 solely to furnish Exhibit 101, which was not included in the Original 20-F. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL). Exhibit 101 was omitted from the Company's timely filed Original 20-F in accordance with the 30-day grace period provided in Preliminary Note 3(a)(2)(ii) to Rule 405 of Regulation S-T.

        Except as described above, this Amendment No. 1 does not amend any information set forth in the Original 20-F, and the Company has not updated disclosures included therein to reflect any events that occurred subsequent to April 30, 2018.

 PART III

ITEM 19.    EXHIBITS

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

1

 SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the Annual Report on Form 20-F on its behalf.

NEOVASC INC.
DATED: May 15, 2018
	By:	/s/ CHRIS CLARK Chris Clark Chief Financial Officer

2

QuickLinks

EXPLANATORY NOTE
PART III
  ITEM 19. EXHIBITS
SIGNATURES