Form 20-F
period 2018-12-31
NEOVASC INC
filed 2019-03-21
CIK 1399708

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 28,017,203 Common Shares outstanding as at December 31, 2018.

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

☒ Yes    ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit such files).

☒ Yes    ☐ No

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☒

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

i

GENERAL MATTERS

                    In this Annual Report on Form 20-F ("Annual Report"), all references to the "Company", "Neovasc", "our", "us" or "we" refer to Neovasc Inc. and its subsidiary, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See "Glossary of Terms".

                    Neovasc uses the United States dollar as its reporting currency. All references to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars. On March 19, 2019, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7523. See also Item 3 — "Key Information" for more detailed currency and conversion information.

                    On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares of the Company (the "Common Shares") on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. All references in this Annual Report to Common Shares and options have been retroactively adjusted to reflect the share consolidation. The number of warrants and aggregate principle amount of the senior secured convertible notes (the "Notes") outstanding as of the date of the consolidation were not affected by the consolidation, but the Common Shares issuable upon exercise of the warrants or conversion of the Notes have been and will be adjusted proportionally to the share consolidation ratio, as applicable.

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

    •
    our intended use of the net proceeds from the February 2019 underwritten public offering of Common Shares (the "February 2019 Financing");

    •
    our intended use of the net proceeds from the March 2019 underwritten public offering of Common Shares (the "March 2019 Financing", and together with the February 2019 Financing, the "2019 Financings");

    •
    our estimates regarding our fully diluted share capital and future dilution to shareholders;

    •
    our intention to remediate our material weakness in internal control over financial reporting ("ICFR") as of December 31, 2018;

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

    •
    the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2019 as required approvals are obtained;

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

    •
    our plans to increase Reducer implants in Europe in 2019;

    •
    our expectation that in 2019 more German clinics will negotiate and finalize reimbursement negotiations with German insurance companies relating to the Reducer;

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

    •
    risks relating to the Notes issued pursuant to the November 2017 private placement (the "2017 Private Placement"), resulting in significant dilution to our shareholders;

    •
    risks relating to our need for significant additional future capital and our ability to raise additional funding;

    •
    risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Private Placement, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;

    •
    risks relating to the sale of a significant number of Common Shares;

    •
    risks relating to the conversion of Notes issued pursuant to the 2017 Private Placement, which may encourage short sales by third parties;

    •
    risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market ("Nasdaq") or the Toronto Stock Exchange ("TSX"), which could affect their market price and liquidity;

    •
    risks relating to the Company's conclusion that it did not have effective ICFR as of December 31, 2018;

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

    •
    risks relating to our ability to successfully enter into fundamental transactions ("Fundamental Transactions") as defined in the Notes issued pursuant to the 2017 Private Placement;

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

                    IDE: an investigational device exemption, which allows the investigational device to be used in a U.S. clinical study in order to collect safety and effectiveness data required to support a PMA application or a Premarket Notification 510(k) submission to the FDA. All clinical evaluations of investigational devices in the United States, unless exempt, must have an approved IDE before the study is initiated.

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

                    PMA: Premarket Approval; the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

                    Not applicable.

ITEM 3.    KEY INFORMATION

A.                Selected Financial Data

                    The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected consolidated financial information as at and for the years ended December 31, 2018, December 31, 2017, December 31, 2016, December 31, 2015 and December 31, 2014 has been derived from Neovasc's audited financial statements and accompanying notes.

                    The selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis" and the audited financial statements and accompanying notes contained elsewhere in this Annual Report. The selected consolidated financial information set out below may not be indicative of Neovasc's future performance.

	Year Ended December 31,
	2018		2017		2016		2015		2014
Revenues		$1,749,133		$5,389,014		$9,512,796		$9,929,940		14,370,667
Loss		(108,042,868)		(22,908,721)		(86,494,893)		(26,730,490)		(17,175,745)
Basic and diluted loss per share		(7.63)		(0.28)		(1.28)		(0.41)		(0.33)
Total assets		11,993,294		22,206,443		98,809,503		61,228,394		20,368,421
Total long-term liabilities and damages provision		13,384,415		32,577,647		111,781,096		—		—
Cash dividend declared per share	$	nil	$	nil	$	nil	$	nil	$	nil

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

                    Our audited consolidated financial statements for the year ended December 31, 2018 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on our audited consolidated financial statements as at and for the years ended December 31, 2018, 2017 and 2016. The terms of the 2017 Private Placement and the 2017 underwritten public offering (the "2017 Public Transaction, and together with the 2017 Private Placement, the "2017 Financings") included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2018, the Company had approximately $9.2 million in cash and cash equivalents, sufficient cash to sustain operations until approximately May 2019. After receipt of the net proceeds of approximately $4.05 million from the February 2019 Financing on February 28, 2019 and the net proceeds of approximately $4.25 million from the March 2019 Financing on March 15, 2019, the Company expects that its cash is sufficient to sustain operations until approximately September 2019. The Company will need to obtain additional debt or equity financing later in 2019 to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Notes issued pursuant to the 2017 Private Placement have resulted in significant dilution to our shareholders and may result in further significant dilution.

                    As part of the 2017 Financings, we issued certain warrants (the "2017 Warrants") and the Notes containing so-called full-ratchet anti-dilution provisions as well as other anti-dilution provisions. All of the 2017 Warrants have been exercised or cancelled, but these provisions may be triggered with respect to the Notes upon any future issuance by us of Common Shares or Common Share equivalents at a price per share below the then- conversion price of the Notes, subject to some exceptions, which could result in significant additional dilution to our shareholders. For example, as a result of the February 2019 Financing, the conversion price of the Notes was reset to $0.45. In addition, the Notes contain future-priced conversion provisions and certain other provisions that reset the conversion price of such Notes based on the market price of the Common Shares at a future date. Such provisions have resulted in the issuance of a large number of Common Shares because the market price for our Common Shares declined below the initial conversion and exercise prices following the 2017 Financings, thereby putting pressure on the market price of our Common Shares and increasing the risk of further significant dilution upon subsequent conversions or exercises of the securities. For example, as of March 19, 2019, $21,925,000 aggregate principle amount of the Notes had been converted for 19,773,718 Common Shares and $10,825,000 aggregate principle amount of the Notes remained outstanding. To the extent that holders of the Notes convert the Notes, the market price of our Common Shares may decrease further due to the additional dilution and selling pressure in the market. The risk of dilution from issuances of Common Shares pursuant to conversions of the Notes may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price. For a description of the 2017 Warrants and Notes exercised and converted, respectively, and the Common Shares issued pursuant to such exercises and conversions to date, see Item 5.A "Operating Results — Discussion of Liquidity and Capital Resources — 2017 Financings" and Item 10.A "Share Capital" of this Annual Report.

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

                    We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect medical device companies such as ours, are unfavorable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares which could result in significant dilution to our shareholders. Additionally, the cashless exercise, future-priced conversion mechanism and the full-ratchet anti-dilution provisions in the Notes may make it more difficult and more expensive for us to raise capital in the future. See the risk factor entitled "Future-priced cashless conversion provisions and adjustment provisions in the Notes may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors."

                    If sufficient capital is not available, we may be required to delay our business expansion or our research and development projects, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Future-priced cashless conversion provisions and adjustment provisions in the Notes may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.

                    The Notes include, among other things, provisions relating to future-priced conversion and may be converted on a "net" or "cashless" basis. Under such circumstances, holders of such Notes may, in lieu of making a cash payment when converting their Notes receive a "net" number of Common Shares determined in accordance with a formula referred to in the Notes as the "Alternate Conversion Price", and pursuant to other terms and conditions. In addition, the Notes contain full-ratchet anti-dilution provisions. If we are unable to raise additional capital at an effective price per Common Share that is higher than the conversion price of the Notes, the anti-dilution provisions contained in the Notes may make it more difficult and more expensive to raise capital in the future. Any reduction in the conversion price of the Notes, or any increase in the number of Common Shares issuable upon the conversion of the Notes, may also result in additional dilution in the per share net tangible book value of our Common Shares.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, have depressed and may continue to depress the market price of the Common Shares.

                    Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. While we cannot predict the effect that sales of the securities issued pursuant to the 2017 Financings or other equity-related securities have on the market price of the Company's Common Shares, we believe that issuances of Common Shares upon the exercise of 2017 Warrants and the conversion of Notes containing future-priced exercise formulae, and the sales of such Common Shares in the public markets, or the perception of such sales, have materially impacted the market price for the Common Shares since the 2017 Financings, regardless of the performance of the Company. The price of the Common Shares could be affected by further sales of the Common Shares issuable upon conversion of the Notes, or by hedging or arbitrage trading activity, which we expect may be occurring involving the Common Shares issuable upon conversion of the Notes.

The sale of Common Shares issued upon conversion of the Notes issued pursuant to the 2017 Private Placement could encourage short sales by third parties which could further depress the price of the Common Shares.

                    Any downward pressure on the price of Common Shares caused by the sale of the Common Shares issued upon the conversion of the Notes could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

Our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

                    Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol "NVCN". We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that listed securities maintain a minimum closing bid price of not less than $1.00 per share and a total market value of $35 million. On January 3, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 2, 2019, to regain compliance. To regain compliance, the market value of our listed securities must exceed $35 million for a minimum of 10 consecutive business days. On January 14, 2019, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department that we were not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), we have been provided 180 calendar days, or until July 15, 2019, to regain compliance. To regain compliance, the closing bid price for our Common Shares on the Nasdaq must remain at or above $1.00 for a minimum of 10 consecutive business days. The Company intends to monitor the market value and closing bid price of its listed securities and intends to attempt to cure these deficiencies within the prescribed grace period. The dilution from the 2017 Financings, pressure on the share price from the future priced conversion features of the Notes, or from subsequent sales of Common Shares issued upon the conversion Notes, may continue to put downward pressure on the price and market value of our Common Shares. If we effect a reverse stock split to regain compliance with the Nasdaq minimum bid price requirement, this would trigger a repricing under the Notes in accordance with the provisions therein, which would result in further dilution to our shareholders.

                    In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on the Nasdaq. We cannot assure you that the Nasdaq will not exercise such discretionary authority.

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

In connection with the preparation and audit of our financial statements for the year ended December 31, 2018, material weaknesses in our internal control over financial reporting were identified, which means that a reasonable possibility exists that material misstatements in the Company's financial statements will not be prevented or detected on a timely basis.

                    The Sarbanes-Oxley Act of 2002 ("SOX") and applicable Canadian securities laws require an annual assessment by management of the effectiveness of the Company's ICFR. The Company's management, under the supervision and with the participation of its President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's ICFR as of December 31, 2018. As a result of this evaluation, management concluded that it did not have appropriate controls in place to perform an effective risk assessment process, to design and implement controls supported by documentation and to provide evidence that such controls were designed and operating effectively, which contributed to a material weakness as the Company did not correctly accrue in a current period future liabilities from a non-routine agreement with a third party. A material weakness, as defined in National Instrument 52-109 of the Canadian Securities Administrators and Rule 12b-2 under the U.S. Exchange Act, is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

                    In light of the identified material weakness, the Company was unable to conclude that it had effective ICFR as of December 31, 2018 in accordance with Section 404 of SOX and applicable Canadian securities laws. While the Company has concluded that its financial statements for the year ended December 31, 2018 fairly present in all material respects its financial position, results of operations and cash flows for the periods presented in accordance with IFRS, the Company's inability to maintain effective ICFR could result in the loss of investor confidence in the reliability of the Company's financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. The Company has commenced taking measures, and plans to continue to take measures, to remediate this material weakness. However, the implementation of these measures may not fully address this material weakness in ICFR. In addition, the material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. If the Company is unable to correct this material weakness on a timely basis or to discover and address any other control deficiencies, this could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. No evaluation can provide complete assurance that the Company's ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to monitor its ICFR. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to remediate the material weakness and ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX and similar Canadian securities law requirements.

Our Common Share price has experienced significant volatility and may be subject to fluctuation in the future based on market conditions or conversion of the Notes issued pursuant to the 2017 Private Placement.

                    The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public's reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the other factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2018 to March 19, 2019, the closing price of the Common Shares on the TSX has ranged from a high of C$84.00 to a low of C$0.57 and from January 1, 2018 to March 19, 2019 the closing price of the Common Shares on the Nasdaq has ranged from a high of $68.02 to a low of $0.44.

                    Any negative change in the public's perception of our prospects could cause the price of our securities to decrease dramatically. Furthermore, selling pressure caused by the conversion of the Notes issued pursuant to the 2017 Private Placement, adjustments to the conversion price of such Notes as a result of anti-dilution provisions therein or the future-priced conversion mechanism in the Notes or otherwise, or negative change in the public's perception of the prospects of medical companies in general, could further depress the price of our securities, regardless of our performance. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

Certain shareholders of the Company hold significant amounts of the listed and outstanding Common Shares, or securities convertible into Common Shares, which could influence our business operations and sales of our shares by such shareholders could influence our share price.

                    To the best knowledge of the Company, Hudson Bay Capital Management LP, Magnetar Financial LLC, Opko Health, Inc. ("OPKO") and SMALLCAP World Trust Fund, Inc. each own beneficially, directly or indirectly, over 5% of the Common Shares on a diluted basis. The holdings of certain of these securityholders may increase upon the conversion of Notes issued to them pursuant to the 2017 Private Placement. The exercise of voting rights associated with shares held by these shareholders at meetings of shareholders may have significant influences on our business operations. If any of these major securityholders sell their shares, it could have significant influences on our share price, depending on the market environment at the time of such sale.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

                    As of December 31, 2018, we had approximately $10,825,000 of senior secured indebtedness outstanding. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

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

                    The Company is engaged in litigation with Edwards Lifesciences CardiAQ LLC ("CardiAQ"), formerly known as CardiAQ Valve Technologies Inc., as further described below. Litigation resulting from CardiAQ's claims has been, and is expected to continue to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that further judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages that could exceed our resources and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial position.

                    On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara ("CardiAQ v. Neovasc Inc."). On May 19, 2016, a jury awarded $70 million in favor of CardiAQ on certain trade secret claims. On October 31, 2016, a judge awarded an additional $21 million in enhanced damages to the jury's award. On January 18, 2017, a judge granted CardiAQ's motion for pre- and post-judgment interest, all as more particularly described in Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" herein. Neovasc and CardiAQ each appealed on various grounds. The judgment in the District of Massachusetts case, including the pre- and post- judgment interest amounts, was stayed pending completion of the appeal pursuant to a court order of December 23, 2016. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

                    On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. The oral hearing of the appeal before the Appeals Court of Munich was held on November 8, 2018. During that hearing CardiAQ dropped its affirmative appeal of the underlying decision, while maintaining its opposition to Neovasc's appeal. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

                    On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On August 3, 2018, Neovasc wrote the presiding District Judge regarding potential resolution of the case including as to a statutory procedure available with the Patent Office concerning certain dependent claims of U.S. Patent 9,770,329 in particular, and the Court held a hearing to discuss this issue on September 13, 2018. No other litigation schedule or deadlines have been set; the Court has stayed the case until April 15, 2019 to allow the parties to discuss a potential resolution. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

                    On January 22, 2019, the Company announced that pursuant to a settlement reached with Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively, the "Edwards Plaintiffs"), the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Company, Boston Scientific and Livanova, would be dismissed on a no-costs basis.

                    On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement (the "Penn Agreement") with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (together, "Penn"), which resolved certain potential claims against the Company that had been previously disclosed. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve"), which resolved certain claims against the Company that had been previously disclosed.

                    The Company intends to continue to vigorously defend itself in its ongoing litigation. The outcome of these matters is not currently determinable.

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

                    We may incur losses in the future and our losses may increase. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 2018, we had a net loss of $108,042,868 and at December 31, 2018, we had an accumulated deficit of $332,735,195. We have increased our research and development expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in research and development expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. There can be no assurance that revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

We are subject to the risks associated with product liability claims, insurance and recalls.

                    Prior to patient use, our products undergo extensive clinical testing and are approved by the applicable regulatory authorities. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners may sell products which are defectively manufactured or labeled, contain defective components or are misused. Our products may also fail to meet patient expectations or produce harmful side effects. Such unexpected quality, safety or efficacy issues may be caused by a number of factors, including manufacturing defects, failure to adhere to good clinical practices, failure to adhere to good manufacturing practices, non-compliance with clinical protocols or the presence of other harmful conditions in a clinical trial, inadequacies of product-related information conveyed to physicians or patients, or other factors or circumstances unique to the patient. Whether or not scientifically justified, such unexpected safety or efficacy concerns can arise and may lead to product recalls, loss of or delays in market acceptance, market withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims. Additionally, we may be exposed to product liability claims from patients in clinical trials. Such liability might result from claims made directly by consumers or by medical device companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims, even if unsupported, or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Substantial damage awards and/or settlements have been handed down — notably in the United States and other common law jurisdictions — against medical device companies based on claims for injuries allegedly caused by the use of their products. Although our shareholders would not have personal liability for such damages, the expenses of litigation or settlements, or both, in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our Common Shares. In addition, we may not be able to avoid significant product liability exposure even if we take appropriate precautions, including maintaining product liability coverage (subject to deductibles and maximum payouts). Any liability that we may have as a result could have a material adverse effect on our business, financial condition and results of operations, to the extent insurance coverage for such liability is not available. Product liability claims in the future, regardless of their ultimate outcome, could have a material adverse effect on our reputation and on our ability to attract and retain customers for our products.

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

Our business may be materially adversely affected by new legislation, new regulatory requirements, and the continuing efforts of governmental and third-party payors to contain or reduce the costs of healthcare through various means, including the U.S. healthcare reform legislation signed in 2010.

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

                    The growth of overall healthcare costs as a percentage of gross domestic product in many countries means that governments and payors are under intense pressure to control healthcare spending even more tightly. These pressures are particularly strong given the ongoing effects of the global economic and financial crisis, including the continuing debt crisis in certain countries in Europe, and the risk of a similar crisis in the United States. As a result, our businesses and the healthcare industry in general are operating in an ever more challenging environment with very significant pricing pressures. In recent years, national, federal, provincial, state, and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the European Union, the United States and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject pricing to government control. Furthermore, in certain foreign markets, the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our existing and potential products.

                    In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") was enacted. The ACA imposed new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales. In 2015, Congress imposed a 2-year moratorium on this medical device tax, so that medical device sales during the period between January 1, 2016 and December 31, 2017 are exempt from the tax. New legislation was passed in January 2018 such that the tax will be delayed until January 1, 2020. The device tax, if reinstated, could materially and adversely affect our business, cash flows and results of operations. The ACA also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the ACA includes a reduction in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments scheduled to begin in 2019 that are based on various performance measures and physicians' participation in alternative payment models such as accountable care organizations. Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints and discounts, and require marketing cost disclosure and transparency measures. There have also been judicial and congressional challenges to certain aspects of the ACA, as well as efforts by the U.S. administration to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Since January 2017, the U.S. President has signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The current U.S. administration has also announced that it will discontinue the payment of cost-sharing reduction ("CSR") payments to insurance companies. A bipartisan bill to appropriate funds for CSR payments has been introduced in the Senate, but the future of that bill is uncertain. In addition, CMS has recently proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Because of the Tax Cuts and Jobs Act enacted on December 22, 2017, the ACA's individual mandate penalty for not having health insurance coverage went effective on January 1, 2019. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although the majority of these measures have not been enacted by Congress to date, Congress will likely continue to consider other legislation to repeal or repeal and replace elements of the ACA. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would adversely affect our business, financial condition and results of operations.

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

                    Our industry is the subject of numerous governmental investigations into marketing and other business practices. This has included increased regulation, enforcement, inspections, and governmental investigations of the medical device industry and disclosure of financial relationships with health care professionals. In the United States, the laws in which we are subject to include:

    •
    the federal Anti-Kickback Statute is a criminal statute that prohibits, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs. This statute has been interpreted broadly to apply to a number of practices by manufacturers in the medical device industry, manufacturer marketing practices, educational programs, pricing policies and relationships with healthcare providers. A person or entity does not need to have actual knowledge of this statute or specific intent to violate it to have committed a violation;

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

The Notes issued pursuant to the 2017 Private Placement contain provisions that restrict the Company's ability to enter into Fundamental Transactions.

                    The Notes issued pursuant to the 2017 Private Placement contain provisions that restrict the Company's ability to enter into a transaction whereby (i) the Company or any of its subsidiaries, (1) consolidate or merge with any other person, (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person, (3) allow any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares of the Company, (4) consummate share purchase agreement or other business combination with any other person whereby such other person acquires more than 50% of the outstanding Common Shares of the Company, (5) reorganize, recapitalize or reclassify the Common Shares of the Company, (ii) any "person" or "group" is or shall become the "beneficial owner" of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares of the Company, or (iii) any transaction or series of related transactions which, directly or indirectly, could result in the issuance of Common Shares of the Company or convertible securities or the entering into any other agreement structured in a manner to circumvent, or that circumvents, the intent of this definition (each a "Fundamental Transaction"), unless (i) the successor entity assumes in writing all of the obligations of the Company under the Notes and other transaction documents, including entering into agreements to deliver to the holder in exchange for the Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Notes; and (ii) the successor entity is a publicly traded corporation listed on The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQB or the Nasdaq (the "Eligible Markets"). These provisions may impact the Company's ability to effect a transaction that it believes is in the best interest of the stakeholders, including a transaction with a foreign acquirer that is not listed on an Eligible Market.

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

                    In November 2017, Neovasc completed the 2017 Financings, comprising the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in its litigation with CardiAQ (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. The only securities issued pursuant to the 2017 Financings that remain outstanding are $10,825,000 aggregate principal amount of the Notes. For a description of the terms of the 2017 Financings and the securities issued pursuant to the 2017 Financings, see Items 5.A "Operating and Financial Review and Prospects — Discussion of Liquidity and Capital Resources" and 10.A "Share Capital" herein, and the prospectus supplement, dated November 10, 2017 (the "Prospectus Supplement") and the forms of securities, each as filed or furnished under the Company's profiles on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

                    The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and Neovasc (US) Inc. ("NUS") are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH conducts sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML. Neovasc Management Inc provides executive management services to Neovasc Inc.

B.                Business Overview

Introduction

                    Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology, in development for the transcatheter treatment of mitral valve disease, and the Reducer, for the treatment of refractory angina.

                    In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, Neovasc Tiara Inc. ("NTI"), in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently 70 additional patients have been treated with the Tiara (21 additional under compassionate use approvals in Vancouver, Canada and in Europe and 23 in the TIARA-I study and 26 in the TIARA-II clinical trial) bringing the total number of patients treated with the device to 71 through the March 19, 2019. In December 2014, the Company announced that it had received approval from the U.S. Food and Drug Administration ("FDA") to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational (US, Canada, Belgium), multicenter early feasibility study being conducted to assess the safety and performance of the Tiara valve system in high risk surgical patients. The study will include up to 30 patients enrolled at centers in the United States, Canada and Europe. The Tiara valve is currently available in two sizes (35mm and 40mm). On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the Tiara Transcatheter Mitral Valve Replacement Study ("TIARA-II") in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany, Israel, Spain and the UK. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

                    In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina, resulting in continuing symptoms despite maximal medical therapy and without further revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. The Company completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer product in the European marketplace. The Company initiated commercial sales of the Reducer product in early-2015. In March 2014, the Company announced that results of its Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial ("COSIRA") had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA study had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

                    In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 190 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. NUB 1 status was renewed in January 2019. In 2018, approximately 30 clinics in Germany that used the Reducer successfully, completed negotiating reimbursement with the German insurance companies for the Reducer therapy, including the procedure and the device. In 2019, more German clinics will continue to negotiate and finalize these reimbursement negotiations.

                    In October 2018, the Company announced that the FDA designated the Reducer as a Breakthrough Device. In December 2018, the Company filed a Q-Sub submission to the FDA containing a comprehensive overview of all available Reducer Clinical data, real world performance data and a risk/benefit analysis for patients with Refractory Angina requesting a FDA Sprint discussion meeting. The Sprint discussion occurred during January 2019. On February 20, 2019 the Company announced that the FDA had informed Neovasc that, despite "Breakthrough Device Designation", the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible.

                    Neovasc's business operations started in March 2002, with the acquisition of Neovasc Medical Inc. ("NMI"). NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporated this tissue into their own products such as transcatheter heart valves. Neovasc's biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre Vascular, Inc. ("LeMaitre") for $4.6 million but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific Corporation ("Boston Scientific") to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Neovasc retained a license for its own Tiara products but ceased operations of its consulting services and contract manufacturing revenue line items in 2017.

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

                    Key elements of this strategy include:

    •
    Tiara — expanding the Company's clinical experience of the Tiara, continuing enrollment in and expansion of the TIARA-II multi-center CE Mark clinical study, and applying for CE Mark approval in approximately 2020. Finalizing the TIARA-I study. Initiating the formal development process of a conceptually developed transfemoral trans-septal Tiara system for preclinical bench and animal studies to successful completion, followed by initiation of a first human feasibility clinical study.

    •
    Reducer — continuing therapy development of the Reducer, and supplementing the successful COSIRA prospective, multicenter, randomized, double-blind, sham-controlled clinical study with additional clinical experience through the Company's targeted commercial launch of the Reducer in Europe and enrollment in the REDUCER-I, real world post-market observational clinical study. Improving revenue growth in Europe by leveraging the recently renewed NUB 1 status in Germany and by further accelerated therapy development. Seeking strategic alternatives and alliances to build on the growing enthusiasm in the market for, and adoption of, the Reducer, in order to broaden and deepen therapy penetration in Europe, the Middle East and Africa. Continuing to execute on our US strategy and work with the FDA to fine tune the requirements for entrance into the US market, based on the Breakthrough Device designation.

    •
    Financial and organizational restructuring to establish a lean and accountable organization with stable capitalization. We are currently exploring additional financing options to bring additional capital into the Company and will provide public updates when appropriate.

Neovasc's Products

Tiara

                    In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is currently in the clinical trial phase providing a minimally invasive transcatheter device for patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve regurgitation, the majority of them with functional Mitral Regurgitation. The unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Many of these patients are treated in Europe today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete, and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

                    Our clinical experience to date has been with the 35 mm and 40 mm Tiara valve. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes allow for the treatment of approximately 75% of the annulus sizes in this high-risk patient population, in our TIARA-I and TIARA-II Clinical Studies. Currently, approximately 18% of this high-risk patient population meet all inclusion criteria for the Tiara studies and can be treated.

                    As of March 19 2019, 71 patients have been treated with Tiara in either the TIARA-I Early Feasibility Clinical Study, compassionate use cases or in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the 70 patients treated with the Tiara (i.e. those treated more than 30 days ago) is 89% with one patient now over five years post implant. The Tiara has successfully treated both functional and degenerative Mitral Regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings.

                    The medical community is showing more interest in exploring this new treatment option for patients who are unable or unsuited to receive a surgical valve replacement or repair, demonstrated by the increased interest of more European clinics to participate in the TIARA-II Clinical Study. There are currently 16 active sites across Germany, Israel, Spain, and the UK with additional sites being activated in Germany and The Netherlands. The Company continues to conduct pre/post implant analysis to review the overall screening criteria. Additional field clinical engineering support has been established in Europe to provide patient screening and case support.

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

                    Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. The Tiara has successfully treated 16 patients with previous aortic valves (AVR), including mechanical, bioprosthetic and TAVI, without any LVOT obstruction, no peri-procedural deaths or paravalvular leak. Data on the first twelve patients with previous AVR, treated with Tiara was published in 2018 in Circulation: Cardiovascular Interventions.

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

                    The Company reported that the Tiara was featured in a "live case" broadcast on October 19, 2018 at the 32nd Annual European Association of Cardio-Thoracic Surgery meeting. The live case was performed by Dr. Lenard Conradi, and Dr. Ulrich Schaefer of the University Medical Center Hamburg-Eppendorf, (Hamburg, Germany), where they successfully implanted a 40mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation.

                    The Tiara valve is made up of two major components: the leaflets which are made from the Peripatch bovine tissue licensed from Boston Scientific, a fabric skirt, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact further development of the Tiara. The Tiara delivery system is manufactured, packaged and labelled in-house by the Company using customized standard catheter construction components that are readily available through vendors.

                    The TIARA-II study is estimated to cost approximately $15 million. While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading mitral valve replacement devices. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc's facility.

Regulatory Status

                    The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and is targeting applying for CE Mark approval in Europe in approximately late 2020, assuming sufficient patients will have been enrolled with sufficient follow-up time by then. There is no assurance that European regulatory filing and an approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need.

                    On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. Since then Neovasc has received regulatory and ethics committee approvals to conduct the study in Germany, Israel, Spain and the United Kingdom.

Reducer

                    The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies.

                    Worldwide, coronary artery disease ("CAD") is the leading cause of death. It is the largest contributor to the global burden of disease as reflected in disability-adjusted life years, a measure which combines premature mortality and the prevalence and severity of ill-health. On this measure, the impact of CAD increased by 29% in the period 1990 to 2010. This reflects the worldwide shift to those chronic diseases associated with an ageing global population. The most frequent (and often the first) manifestation of stable CAD is chronic stable angina. As a result, angina is a significant burden of healthcare systems worldwide. There is a clear association between more frequent angina and greater utilization of healthcare resources.

                    Refractory angina, resulting in continued symptoms despite maximal medical therapy without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A recent publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous.

                    The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Clinical studies demonstrate that the Reducer can provide significant relief of chest pain in refractory angina patients. A significant proportion of the angina patients in the United States and in Europe are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer. There continues to be interest from the medical community to explore the use of Reducer for other indications. Further clinical trials will need to be conducted to explore this possibility.

                    The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient by definition is resistant to other therapies, existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Neovasc believes that further studies may demonstrate that additional patient populations may benefit from treatment with Reducer and thus could further increase its market potential.

                    The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implant procedure requires minimal training for experienced interventionalists. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

                    Using a catheter-based procedure, the Reducer is implanted in the coronary sinus (the main vein draining blood from the heart muscle). Following implantation, the Reducer becomes covered with endothelial tissue after about 4-6 weeks. This tissue coverage creates a permanent (but reversible, if necessary) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This focal narrowing provides a backwards pressure elevation in the coronary sinus which is intended to improve blood perfusion to ischemic territories of the heart muscle by forcing redistribution of blood from the less ischemic areas to the more ischemic areas of the heart muscle. This can result in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

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

                    The Reducer has demonstrated excellent results in multiple animal studies, a first-in-human clinical trial of fifteen patients suffering from chronic refractory angina who were followed out to six months, and then again at three years post implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at 6 months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients.

                    The Company completed the COSIRA, a prospective, multicenter, randomized, double-blind, sham-controlled study to assess the safety and effectiveness of the Reducer device in 2013. The COSIRA trial's primary endpoint was a two-class improvement in Angina pain, six months after implantation in patients' ratings on the Canadian Cardiovascular Society ("CCS") angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 [34.6%] of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 [15.4%] of the control patients [p-value = 0.024]). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 [71.2%] of the Reducer patients showed this improvement compared to 22 of 52 [42.3%] of the control patients [p-value = 0.003]). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

                    In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 190 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland.

                    In 2018 an article by Parikh, Parth et al., was published in the Journal of the American College of Cardiology (JACC) titled, "First-in-Human Use of Coronary Sinus Reducer in Patients with Refractory Angina". This article describes the long term clinical and anatomical follow-up of patients with severe angina pectoris treated with Reducer more than 12 years ago.

                    More recently, additional studies conducted by third parties and showing positive results from the Reducer implantations have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product they may provide additional data to support expanded adoption of the Reducer for the intended patient population. More recent studies and publications of Reducer patients have conformed closely with the results of the COSIRA trial. We refer the reader to the following publications:

    •
    "Coronary Sinus Reducer Implantation for the Treatment of Chronic Refractory Angina" by Dr. Giannini et al., published in Volume 11, Issue 8 of the Journal of the American College of Cardiology in April 2018 and related Editorial.

    •
    "Coronary sinus Reducer implantation improves symptoms, ischemia, and physical capacity in patients with refractory angina unsuitable for myocardial revascularization: a single center experience" by Dr. Konigstein, et al., published in EuroIntervention Volume 14.

    •
    "Safety and efficacy of reducer: A multi-center clinical registry-REDUCE study, by Dr. Giannini et al., published in the International Journal of Cardiology 269 (2018) 40-44,

    •
    Review of the topic: Konigstein M, Giannini F, Banai S: The Reducer Device in Patients with Angina Pectoris: Mechanisms, Indications and Perspectives. European Heart Journal 2018 Mar 14;39(11):925-933.

                    Following the positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in multiple jurisdictions across Europe. Direct sales are underway in select centers in Germany. Based on the initial results from the targeted launch, Neovasc has developed an expanded sales plan and strategy for 2019 and beyond. Any sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

                    Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in 2018 was encouraging with a 55% increase in revenue compared to 2017.

                    The Reducer therapy requires broader therapy development in the market and in particular with referring physicians. The Company has launched pilot programs in Germany, with additional support from a professional therapy development organization, to learn more about therapy development challenges and opportunities.

                    We are seeing a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has significant potential. In order to further accelerate the penetration of the therapy, we are open to considering strategic alternatives for the Reducer, including potential alliances in Europe, the United States and the rest of the world.

                    On January 18, 2018, the Company reported the Reducer was featured in a "live case" broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg. During May 2018, at the Euro PCR Conference in Paris, the Reducer was showcased during a dedicated Reducer symposium.

                    On March 5, 2019, the Company reported the Reducer was featured in a "live case" broadcast to more than 3000 participants at the Cardiovascular Research Technologies (CRT) meeting in Washington D.C. The successful live case was performed by Dr Giannini at Maria Cecilia Hospital in Cotignola, Italy.

                    On June 20, 2018, the Company announced the first U.S. patient had been implanted with the Reducer under compassionate use. On October 3, 2018, the Company reported the positive follow-up for this patient noting that the patient was able to walk several miles without any symptoms. The patient has reduced his use of nitroglycerin from 2-3 times a week to 1 or 2 times per month. A second patient received a Reducer implant under Compassionate Use on January 31, 2019 in the U.S. The most recent update from the attending physician indicated that this second patient was doing well.

Regulatory Status

                    The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc completed development of the commercial-generation Reducer and the product is currently in commercial scale manufacture.

                    On November 3, 2017, Neovasc received FDA approval for a US IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study have already been appointed, the Company is currently evaluating the timing for starting this U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be approximately $20 million. U.S. marketing approval is expected about four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

                    On October 10, 2018, the Company announced that the FDA has granted "Breakthrough Device Designation" for the Reducer. The FDA grants this designation in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.

                    On December 20, 2018, Neovasc filed a comprehensive Q-Sub submission to the FDA with all available Reducer Clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. Cardiologists, met with the FDA proposing moving forward with a PMA submission using the available Neovasc clinical evidence including the prospective, multicenter, randomized, double-blind, sham controlled study assessing the safety and efficacy of the Reducer in 104 patients in the European Union and Canada (COSIRA), a multi-center, multi-country, three-arm observational post market study (REDUCER-I), and supportive safety and efficacy data from peer-reviewed journals.

                    On February 20, the Company announced that the FDA had informed Neovasc that, despite "Breakthrough Device Designation", the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible.

New Products/Components/Cycles

Tiara

                    An additional strategic and focused activity for the Company in the Mitral Valve space is the development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly usable implantation technique. These development activities are taking place both in the Company's Vancouver, BC and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make a few minor, but meaningful changes to the current Tiara valve, in order to enhance trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. We plan to initiate the formal development of this system, based on the completed conceptual work at the end of the first quarter of 2019.

Reducer

                    The Reducer is a late-stage product with European CE Mark approval. The Company initiated a pilot launch of the Reducer in select European markets in 2015. The Company has also been exploring initiation of the Reducer sales in other non-US markets and has signed distribution agreements in several countries. Any sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further above.

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

Principal Markets

Category of Activity

                    The Company's revenues have historically been derived from its sales of the Reducer, contract manufacturing and consulting services. The following table sets forth the breakdown of revenues by these categories of activity:

	% Revenue
	Year Ended December 31,
Category of Activity	2018	2017	2015
Reducer Sales	$1,749,133	$1,128,126	$1,004,948
Contract Manufacturing	—	$949,379	$3,746,521
Consulting Services	—	$3,311,509	$4,761,327

Total	$1,749,133	$5,389,014	$9,512,796

                    At the end of 2017, the Company ceased all Contract Manufacturing and Consulting Services activities and is now focused on the commercialization of its own product, the Reducer, only.

Marketing

                    The Company markets the Reducer through direct sales in Germany and through distributors for other countries in Europe and the Middle East. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia, and has ongoing Reducer sales activities in these countries. In 2019, Neovasc's marketing plan is to focus its sales activities on Germany after retaining NUB 1 status in that country, as well as on further penetration of markets where the Company already has a sales presence with distributors, rather than expanding into more countries at this point in time. The Company is unable to initiate marketing activities in the United States until receiving U.S. regulatory approval, if such approval is granted. Based on achieving NUB 1 status in Germany and a general positive reception of the Reducer in the European market, including positive experiences by many physicians treating their own patients with the Reducer, the Company is seeing an increase in adoption of the Reducer therapy in Europe and is focusing on using its NUB 1 status to further develop its marketing efforts, in Germany in particular.

Economic Dependence

                    Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so.

Commercial Contracts

                    For the year ended December 31, 2018, revenues from the Company's three largest customers accounted for approximately 28%, 9% and 9% of the Company's sales. Some of these customers are either development-stage companies or do not have established markets for their products. The Company's contract manufacturing and consulting service ceased at the end of 2017.

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

Tiara — Pending Applications

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	2874219	Canada	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	2016106476576	China	N/A

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	137962783	European Patent Office	N/A
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	15890119	United States of America	N/A
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2014231689	Australia	N/A
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2900571	Canada	N/A
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2018112168938	China	N/A
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	147641062	European Patent Office	N/A
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	14195576	United States of America	N/A
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	15819512	United States of America	N/A
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	PCTCA2017051387	PCT	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2017239620	Australia	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2864160	Canada	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	137495784	European Patent Office	N/A
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	15378892	United States of America	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS	2797863	Canada	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS	117770651	European Patent Office	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS	2019000320	Japan	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS	16211708	United States of America	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS	15682890	United States of America	N/A
TRANSCATHETER MITRAL VALVE PROSTHESIS	15955286	United States of America	N/A
TRANSSEPTAL DELIVERY SYSTEM	3007660	Canada	N/A
TRANSSEPTAL DELIVERY SYSTEM	2016800818120	China	N/A
TRANSSEPTAL DELIVERY SYSTEM	168742054	European Patent Office	N/A

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
TRANSSEPTAL DELIVERY SYSTEM	2018530833	Japan	N/A
TRANSSEPTAL DELIVERY SYSTEM	15379748	United States of America	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2017232067	Australia	N/A

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2856088	Canada	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	181716523	European Patent Office	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	15628924	United States of America	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	3007670	Canada	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	201780021798X	China	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	177435344	European Patent Office	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	2018539080	Japan	N/A
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	15418511	United States of America	N/A
eSEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	16111898	United States of America	N/A
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	PCTCA2018051019	PCT	N/A
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	2014201920	Australia	N/A
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	15404012	United States of America	N/A
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	62757462	United States of America	N/A

Tiara — Granted Patents

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	104507424	China	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	6329535	Japan	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	9345573	United States of America	April 2, 2034
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	10016275	United States of America	July 2, 2033
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	ZL201480014460.8	China	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	6464101	Japan	Mar 6, 2034

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2013220881	Australia	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	104203158	China	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	ZL201610543000.5	China	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	6209543	Japan	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	9554897	United States of America	September 13, 2035
TRANSCATHETER MITRAL VALVE PROSTHESIS	2011250606	Australia	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	2014203064	Australia	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	103079498	China	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	105287050	China	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	202011110951.1	Germany	May 4, 2021
TRANSCATHETER MITRAL VALVE PROSTHESIS	202011110985.6	Germany	May 4, 2021
TRANSCATHETER MITRAL VALVE PROSTHESIS	6010530	Japan	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	6463706	Japan	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	8579964	United States of America	January 2, 2032
TRANSCATHETER MITRAL VALVE PROSTHESIS	9770329	United States of America	September 18, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	9241790	United States of America	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	9248014	United States of America	April 28, 2031
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Austria	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Switzerland	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	104302247	China	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	602012047283.9	Germany	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Denmark	Nov 20, 2032

TITLE	FILING DATE	COUNTRY	STANDARD EXPIRATION DATES
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	European Patent Office	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Spain	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	France	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	United Kingdom	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Italy	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	6133885	Japan	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Netherlands	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Sweden	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	9308087	United States of America	Nov 16, 2034
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	9713529	United States of America	December 31, 2032
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	9572665	United States of America	April 18, 2035

Reducer — Pending Applications

TITLE	FILING DATE	COUNTRY	STANDARD EXPIRATION DATES
VASCULAR IMPLANT	Nov 18, 2004	Canada	N/A
VASCULAR IMPLANT	Nov 18, 2004	European Patent Office	N/A
VASCULAR IMPLANT	Mar 16, 2018	United States of America	N/A
FLOW REDUCING IMPLANT	Oct 3, 2002	Canada	N/A
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	May 12, 2016	United States of America	N/A
VARYING DIAMETER VASCULAR IMPLANT AND BALLOON	Sep 29, 2017	United States of America	N/A
COVERED FLOW AND PRESSURE MODIFYING APPARATUS	Jan 23, 2019	United States of America	N/A
FLOW AND PRESSURE MODIFYING IMPLANTS	Jan 24, 2019	United States of America	N/A

Reducer — Granted Patents

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
NARROWING IMPLANT	EP1276437	Austria	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Australia	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Belgium	Mar 27, 2021
NARROWING IMPLANT	2404330	Canada	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Switzerland	Mar 27, 2021
NARROWING IMPLANT	601 41 511.6	Germany	Mar 27, 2021
NARROWING IMPLANT	EP1276437	European Patent Office	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Spain	Mar 27, 2021
NARROWING IMPLANT	EP1276437	France	Mar 27, 2021
NARROWING IMPLANT	EP1276437	United Kingdom	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Ireland	Mar 27, 2021
NARROWING IMPLANT	151931	Israel	Mar 27, 2021
A REDUCER FOR INSERTION IN A BLOOD VESSEL AND A BLOOD VESSEL REDUCER DELIVERY KIT	208930	India	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Italy	Mar 27, 2021
NARROWING IMPLANT	4398131	Japan	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Liechtenstein	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Luxembourg	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Netherlands	Mar 27, 2021
NARROWING IMPLANT	EP1276437	Sweden	Mar 27, 2021
DEVICE AND METHOD FOR TREATING ISCHEMIC HEART DISEASE	6953476	United States of America	March 27, 2020
VASCULAR IMPLANT	2551081	Canada	Nov 18, 2024
VASCULAR IMPLANT	2823472	Canada	Nov 18, 2024
VASCULAR IMPLANT	60 2004 046 016.8	Germany	Nov 18, 2024
VASCULAR IMPLANT	60 2004 048 617.5	Germany	Nov 18, 2024
VASCULAR IMPLANT	EP1689324	European Patent Office	Nov 18, 2024
VASCULAR IMPLANT	EP2756821	European Patent Office	Nov 18, 2024
VASCULAR IMPLANT	EP1689324	France	Nov 18, 2024
VASCULAR IMPLANT	EP2756821	France	Nov 18, 2024
VASCULAR IMPLANT	EP1689324	United Kingdom	Nov 18, 2024
VASCULAR IMPLANT	EP2756821	United Kingdom	Nov 18, 2024
VASCULAR IMPLANT	175747	Israel	Nov 18, 2024
VASCULAR IMPLANT	5154799	Japan	Nov 18, 2024
VASCULAR IMPLANT	8911489	United States of America	Nov 18, 2024
VASCULAR IMPLANT	9744059	United States of America	Nov 18, 2024
FLOW REDUCING IMPLANT	EP1450727	Austria	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Belgium	Oct 3, 2022
FLOW REDUCING IMPLANT	2769574	Canada	Oct 3, 2022
FLOW REDUCING IMPLANT	2870392	Canada	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Switzerland	Oct 3, 2022
FLOW REDUCING IMPLANT	602 36 755.7	Germany	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Denmark	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	European Patent Office	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Spain	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	France	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	United Kingdom	Oct 3, 2022
FLOW REDUCING IMPLANT	161278	Israel	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Italy	Oct 3, 2022
FLOW REDUCING IMPLANT	4398244	Japan	Oct 3, 2022

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
FLOW REDUCING IMPLANT	EP1450727	Liechtenstein	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Netherlands	Oct 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Sweden	Oct 3, 2022

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	8556954	United States of America	Aug 9 2021
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	8858612	United States of America	March 27 2021
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	9364354	United States of America	June 6 2020
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Austria	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Belgium	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Switzerland	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	603 26 883.8	Germany	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	European Patent Office	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Spain	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	France	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	United Kingdom	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Italy	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Liechtenstein	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Netherlands	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Sweden	Nov 25, 2023

C.                Organizational Structure

                    The Company has the following seven wholly-owned subsidiaries:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia
Neovasc Tiara Inc.	March 11, 2013	Canada (federal)
Neovasc Medical Ltd.	September 9, 2002	Israel
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	United States
B-Balloon Ltd.(1)	March 30, 2004	Israel
Neovasc GmbH	August 14, 2017	Germany
Neovasc Management Inc.	January 23, 2018	United States

(1)
B-Balloon Ltd. is in the process of being voluntarily wound up.

D.                Property, Plants and Equipment

                    Neovasc's operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden. Neovasc operates from its head office located in Richmond, British Columbia, Canada. Neovasc sold its office and laboratory building, previously used for manufacture and testing of devices as well as office space, in June 2018.

                    The following table outlines significant properties that Neovasc currently leases:

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Richmond, Canada	10,692	May 31, 2022	Office space and research and development lab
Richmond, Canada	14,965	May 31, 2022	Unoccupied space
Richmond, Canada	10,956	July 31, 2021	Manufacturing
Richmond, Canada	2,660	December 18, 2018	Office and warehousing
New Brighton, MN	6,716	March 21, 2023	Office and research and development lab

                    The Richmond office space costs $35,194 per month and is rented on an annual basis. The New Brighton office and research and development space costs $6,573 per month and is rented on an annual basis. Neovasc believes that its current facilities are adequate to meet its ongoing needs and that, if Neovasc requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

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

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                Operating Results

Three Year Development

Recent Developments Subsequent to December 31, 2018

                    On January 3, 2019, the Company received the Market Value Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 2, 2019, to regain compliance. The Company intends to monitor the market value of its listed securities between now and July 2, 2019 and intends to attempt to cure the deficiency within the prescribed grace period.

                    On January 14, 2019, the Company received the Bid Price Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. The Bid Price Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 15, 2019 and intends to attempt to cure the deficiency within the prescribed grace period.

                    In the event the Company does not regain compliance with the Nasdaq minimum market value or minimum bid price rules within the prescribed compliance periods, the Company may be eligible for additional time to regain compliance or may face delisting. Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq. The Nasdaq could use this discretionary authority at any time to delist the Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price and minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above.

                    On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Company, Boston Scientific and Livanova, will be dismissed on a no-costs basis.

                    On January 23, 2019, the Company announced that the Journal of the American College of Cardiology: Cardiovascular Interventions had published a peer-reviewed article on the use of dipyridamole stress perfusion cardiac magnetic resonance to assess the performance of the Reducer, titled "Coronary Sinus Reducer Implantation to Reduce the Ischemic Burden in Refractory Angina."

                    On January 29, 2019, the Company announced that it had completed the Phase 1 requirements of the TIARA-II study in both Germany and the United Kingdom and has received approval to proceed with Phase 2 of the TIARA-II study.

                    On January 30, 2019, the Company announced that the German Institute for the Hospital Remuneration System had awarded the Reducer NUB status 1 designation again for 2019.

                    On February 11, 2019, the Company announced that the Pierangeli Clinic of Pescara, Italy had initiated a program to provide its patients access to the Reducer.

                    On September 7, 2018, Endovalve filed a complaint in the United States District Court for the District of New Jersey against Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants"), alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The Complaint sought injunctive relief, money damages, and attorneys' fees. On

February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. This agreement resolved certain potential claims against the Company. The settlement agreement contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

                    On December 20, 2018, the Company filed a comprehensive Q-Sub submission to the FDA with all available Reducer clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. Cardiologists, met with the FDA proposing moving forward with a PMA submission using the available Neovasc clinical evidence. On February 20, 2019, the Company announced that the FDA had informed Neovasc that, despite "Breakthrough Device Designation", the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management, to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible.

                    On February 21, 2019, the Company announced that a patient implanted with the Tiara had celebrated her fifth anniversary since undergoing the procedure. The Company believes that this patient is the longest surviving transcatheter mitral valve replacement therapy recipient in the world.

                    On February 27, 2019, the Company announced that it would present a corporate overview at the 8th Annual SVB Leerink Global Healthcare Conference held on February 27-March 1, 2019 in New York, NY.

                    On February 28, 2019, the Company completed an underwritten public offering of 11,111,111 Common Shares, at a price of $0.45 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.02 million net proceeds of the February 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the February 2019 Financing, the Company issued the underwriter warrants (the "February Broker Warrants") to purchase in aggregate up to a 722,222 Common Shares, exercisable at a price per Common Share equal to $0.5625 for a period of three years following issuance.

                    On March 4, 2019, the Company announced that the Tiara was featured in an update presentation at the Cardiovascular Research Technologies (CRT) meeting held March 2-5, 2019 in Washington, D.C.

                    On March 5, 2019, the Company announced that the Reducer was featured in a "Live Case" broadcast at the Cardiovascular Research Technologies (CRT) meeting held March 2-5, 2019 in Washington, D.C.

                    On March 12, 2019, the Company announced that it had entered into Exchange Agreements with the holders of all of its outstanding Series A common share purchase warrants (the "Series A Warrants") and Series E common share purchase warrants (the "Series E Warrants") issued pursuant to the 2017 Financings, pursuant to which the Company issued an aggregate of approximately 496,239 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange"). Following completion of the Exchange, there are no longer any warrants remaining outstanding from the 2017 Financings.

                    On March 14, 2019, the Company announced that it had successfully completed its 2019 mandatory Surveillance Audit with its Notified Body, resulting in the maintenance of the Regulatory Certification (EC marking) and maintenance of the ISO 13485: 2016 certification of its quality management system.

                    On March 15, 2019, the Company completed an underwritten public offering of 11,111,111 Common Shares, at a price of $0.45 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.25 million net proceeds of the March 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the March 2019 Financing, the Company issued the underwriter warrants (the "March Broker Warrants", and together with the February Broker Warrants, the "Broker Warrants") to purchase in aggregate up to a 722,222 Common Shares, exercisable at a price per Common Share equal to $0.5625 for a period of three years following issuance.

                    On March 21, 2019, the Company announced that the Appeals Court in Munich rendered its decision with respect to the Company's litigation with CardiAQ in Germany. The Appeals Court amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

Year Ended December 31, 2018

                    On January 22, 2018, the Company appointed Fred A. Colen as President and Chief Executive Officer.

                    On February 1, 2018, the Company announced that the German Institute for the Hospital Remuneration System had awarded the Reducer NUB status 1 designation for 2018.

                    On April 11, 2018, the Company announced that it had received $7,132,488 in proceeds from investor-initiated exercises of 4,885,266 of the Series C Warrants issued pursuant to the 2017 Public Transaction. Each Series C Warrant was exercised at an exercise price equal to $1.46.

                    On April 30, 2018, the Company announced that it had received $4,666,099 in proceeds from additional investor initiated exercised of 3,195,958 of the Series C Warrants issued pursuant to the 2017 Public Transaction. Each Series C Warrant was exercised at an exercise price equal to $1.46.

                    On May 15, 2018, the Company announced it was urging the shareholders of record to vote for the proposal authorizing the Board to effect a reverse stock split at the upcoming Annual General and Special Meeting of Shareholders, in order to best meet the needs of the Company and the shareholders.

                    On May 25, 2018, the Company announced it had a successfully generated increased interest with European physicians in either participating in the ongoing Tiara clinical trials or in using the Reducer for their patients suffering from refractory angina at the EuroPCR, the annual meeting of the European Association of Percutaneous Cardiovascular Interventions of the European Society of Cardiology.

                    On June 4, 2018, the Company announced results of the Annual General and Special Meeting of Shareholders held on June 4, 2018. At the Meeting, the shareholders of the Company re-elected board members, approved amendments to the Company's stock option plan and the unallocated options thereunder, approved the Company's reverse stock split (common share consolidation) and re-appointed the auditors of the Company.

                    On June 20, 2018, the Company announced the first U.S. patient had been implanted with a Reducer under compassionate use. The compassionate use case was conducted by Dr. Gerald Koenig, along with Dr. Ryan Gindi and colleagues, of the Division of Cardiology at Henry Ford Hospital in Detroit, Michigan.

                    On June 21, 2018, the Company announced that the Tiara transcatheter mitral valve replacement device was featured in a "Live Case" broadcast at the 11th Annual Transcatheter Valve Therapy Conference. In a live case broadcast to the main arena of the conference, Dr. Anson Cheung, and Dr. John G. Webb of St. Paul's Hospital (Vancouver, Canada) successfully implanted a 40mm Tiara transcatheter mitral valve in a patient suffering from severe mitral regurgitation.

                    On July 2, 2018, the Company announced that the Tiara and the Reducer were featured in presentations at the CSI Frankfurt 2018 conference held on June 27-30, 2018 in Frankfurt, Germany.

                    On July 9, 2018, the Company received an expected delisting determination from the Nasdaq Listing Qualifications Department for non-compliance with the $1.00 minimum bid price requirement. On July 16, 2018, Nasdaq scheduled an oral hearing for August 30, 2018, at which the panel would consider the Company's appeal of the delisting determination. On September 11, 2018, the Company announced that it had received an extension from the panel until October 15, 2018 to regain compliance with the $1.00 minimum bid price requirement. The Company also announced its plans to execute the share consolidation (reverse stock split), approved at the Annual General and Special Meeting of Shareholders on June 4, 2018. On October 9, 2018, the Company announced that it had received written notification from the panel that the Company had regained compliance with the minimum bid price requirement, the Company was in compliance with all other applicable continued listing requirements and the panel had determined to continue listing the Common Shares on the Nasdaq.

                    On July 16, 2018, the Company announced that it had filed an "administrative" prospectus supplement relating to the expiration of its prior shelf prospectus and registration statement on July 9, 2018, so that the registration of the 2017 Financings from the Company's prior registration statement was moved to the new registration statement.

                    On August 3, 2018, the Company announced that it had entered into the Penn Agreement, which resolved certain potential claims against the Company that had been previously disclosed.

                    On August 6, 2018, the Company announced that it would present at the 38th Annual Canaccord Genuity Growth Conference in Boston, Massachusetts.

                    On August 6, 2018, the Company announced the publication of the manuscript, "Safety and efficacy of the Reducer: A multicenter clinical registry — REDUCE study" in the International Journal of Cardiology. This study presented results on the safety and effectiveness of the Reducer using a sample of 141 patients suffering from coronary artery disease and chronic refractory angina.

                    On September 12, 2018, the Company announced that holders of its senior secured convertible Notes had agreed to amend certain terms of the Notes and other concessions, including a one-year extension of the maturity of the Notes from May 17, 2019 until May 17, 2020.

                    On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares.

                    On September 19, 2019, the Company announced that the Reducer had been implanted in 100 patients in Germany.

                    On September 20, 2019, the Company announced that the Tiara and Reducer would both be featured in several presentations at the Transcatheter Cardiovascular Therapeutics 2018 scientific symposium from September 21-25, 2018, in San Diego, California.

                    On October 3, 2018, the Company announced positive 12-week follow-up data from the first U.S. patient implanted with the Reducer. The Compassionate Use case was conducted in June 2018.

                    On October 10, 2018, the Company announced that the FDA has granted "Breakthrough Device Designation" for the Reducer. The FDA grants this designation to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.

                    On October 16, 2018, the Company announced the publication of a peer-reviewed article on the Tiara in Circulation: Cardiovascular Interventions, titled "Transcatheter Mitral Valve Replacement in Patients with Previous Aortic Valve Replacement." The article reports for the first time the experience of transcatheter mitral valve replacement using the Tiara valve in patients with previous aortic valve replacement.

                    On October 22, 2018, the Company announced that the Tiara was featured in a "Live Case" broadcast at the 32nd Annual European Association for Cardio-Thoracic Surgery Meeting held October 18-20 in Milan, Italy.

                    On November 20, 2018, the Company announced that the Journal of American College of Cardiology: Cardiovascular Interventions had published a peer-reviewed article on the clinical response of a patient that received the Reducer titled, "Coronary Sinus Reducer Implantation to Reduce the Ischemic Burden in Refractory Angina."

                    On December 11, 2018, the Company announced that the Journal of the American College of Cardiology had published new, peer-reviewed Reducer data describing the long-term clinical and anatomical follow-up of patients with severe angina pectoris treated with the Reducer twelve years ago. The publication is entitled "First-in-Human Use of Coronary Sinus Reducer in Patients with Refractory Angina."

                    On December 21, 2018, the Company announced that it had received ISO 13485:2016 certification, an internationally recognized quality standard specific to the medical device industry.

Year Ended December 31, 2017

                    On January 18, 2017, in CardiAQ v. Neovasc Inc., the trial court granted CardiAQ's motion for pre- and post-judgment interest. The Court awarded $20,675,154 in pre-judgment interest and assessed a running rate of $2,354.27 per day from November 16, 2016 until the judgment was satisfied, unless the Company prevailed on appeal.

                    On June 16, 2017, the Company announced that the District Court in Munich, Germany partially found in favor of CardiAQ in its case against Neovasc. The German court found CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are currently no monetary awards associated with this matter. The Company and CardiAQ each filed notices of appeal in July 2017. The case is likely to be heard in the fourth quarter of 2018.

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

                    The Company has incurred losses and comprehensive losses of $108,042,868 and $109,052,460 for the year ended December 31, 2018, respectively (2017: $22,908,721 and $24,859,117) and has a deficit of $332,735,195 at December 31, 2018 compared to a deficit of $224,692,327 as at December 31, 2017. As at December 31, 2018 the Company had $9,242,809 in cash and cash equivalents (2017: $17,507,157). The Company will need to raise additional capital to fund its short and medium-term objectives for the Tiara and the Reducer prior to the successful commercialization of these products. There is no certainty that the Company will be able to raise additional capital through debt or equity or other means on terms acceptable to the Company or at all. There is also no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company. The terms of the 2017 Financings included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2018, the Company had approximately $9.2 million in cash and cash equivalents, sufficient cash to sustain operations until approximately May 2019. After receipt of the net proceeds of approximately $4.05 million from the February 2019 Financing on February 28, 2019 and the net proceeds of approximately $4.25 million from the March 2019 Financing on March 15, 2019, the Company expects that its cash is sufficient to sustain operations until approximately September 2019. The Company will need to obtain additional debt or equity financing later in 2019 to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern. For a description of the risks relating to the Company's need for additional financing and the securities issued pursuant to the 2017 Financings see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

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

Risks Relating to the 2017 Financings

                    The securities issued pursuant to the 2017 Financings contain, among other things, so-called full-ratchet anti-dilution and future pricing provisions, which create a high degree of risk relating to, among other things, significant dilution to shareholders and the Company's ability to raise additional financing. The exercise of 2017 Warrants and conversion of Notes issued pursuant to the 2017 Financings have resulted in significant dilution to our shareholders. Future conversions of the Notes may result in further significant dilution in the future. For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Foreign Operations

                    The Company changed functional currency on October 1st, 2017 from Canadian to U.S. dollars.

                    The majority of the Company's revenues are derived from product sales in Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company's costs are denominated in Canadian dollars. A decrease in the value of the Euro in relation to the U.S. dollar will have an adverse effect on the Company's results of operations, with lower than expected revenue amounts and gross margins being reported in the Company's U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company's results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company's international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company's intellectual property rights.

                    Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

                    The following discussion should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

Discussion of Operations and Financial Condition

Results for the years ended December 31, 2018 and 2017 follow:

Losses

                    The losses and comprehensive losses for the year ended December 31, 2018 were $108,042,868 and $109,052,460, respectively, or $7.63 basic and diluted loss per share, as compared with losses and comprehensive losses of $22,908,721 and $24,859,117, respectively, or $28.10 basic and diluted loss per share, for the same period in 2017.

                    The $84,193,343 increase in the comprehensive loss incurred for the year ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $85,190,307 increase in other losses (the accounting treatment of the 2017 Financings resulting in an increase in charges of $83,092,711 in the year) and a $321,175 increase in operating losses ($754,153 increase in general and administrative expenses and a $1,428,235 reduction in product development and clinical trials expenses as the Company continues to control costs).

Revenues

                    Revenues decreased 68% to $1,749,133 for the year ended December 31, 2018, compared to revenues of $5,389,014 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

                    Sales of the Reducer for the year ended December 31, 2018 were $1,749,133 compared to $1,128,126 for the same period in 2017, representing an increase of 55%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold

                    The cost of goods sold for the year ended December 31, 2018 was $366,258 compared to $3,477,821 for the same period in 2017. The overall gross margin for the year ended December 31, 2018 was 79%, compared to 35% gross margin for the same period in 2017. The gross margin now reflects the gross margin on the Reducer product only, whereas the comparable period included contract manufacturing and consulting services.

Expenses

                    Total expenses for the year ended December 31, 2018 were $33,852,958 compared to $34,060,101 for 2017, representing a decrease of $207,143 or 1%. The decrease in total expenses for the year ended December 31, 2018 compared to 2017 can be substantially explained by a $1,428,235 decrease in product development and clinical trial expenses as we continue to preserve cash resources offset by a $754,153 increase in general and administrative expenses and a $466,939 increase in selling expenses.

                    Selling expenses for the year ended December 31, 2018 were $1,353,165, compared to $886,226 for 2017, representing an increase of $466,939, or 53%. The increase in selling expenses for the year ended December 31, 2018 compared to 2017 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

                    General and administrative expenses for the year ended December 31, 2018 were $16,438,936, compared to $15,684,783 for 2017, representing an increase of $754,153 or 5%. The increase in general and administrative expenses for the year ended December 31, 2018 compared to 2017 can be substantially explained by a $1,067,205 increase in stock based compensation and a $2,379,790 charge for collaboration and settlement expenses and a $2,749,968 charge for settlement expenses (see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" below) and a $1,441,125 increase in other expenses including a substantial increase in legal expenses as we renewed the base shelf prospectus, filed XBRL for the first time and filed our annual report on the more demanding Form 20-F, as compared to the Form 40-F filed in 2017, offset by a decrease in expenses related to the 2017 Financings of $5,447,182 and a decrease in litigation expenses of $1,870,225.

                    Product development and clinical trial expenses for the year ended December 31, 2018 were $16,060,857 compared to $17,489,092 for 2017, representing a decrease of $1,428,235 or 8%. The decrease in product development and clinical trial expenses for the year ended December 31, 2018 was the result of a $918,016 decrease in employee expenses and a $330,906 decrease in share-based payments due to a restructuring of the Company in early 2017 and a $120,999 decrease in other expenses, as the Company continues to control costs.

                    The Company's expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

                    The other loss for the year ended December 31, 2018 was $75,465,692 compared to other income of $9,724,615 for 2017, an adverse change of $85,190,307. The increase in the other loss can be substantially explained by the accounting treatment of the 2017 Financings resulting in a $83,092,712 adverse change (charges of $75,712,610 in the year compared to other income of $7,380,102 in the prior year) and a $2,901,782 adverse change in foreign exchange losses and gains compared to the prior year.

Tax Expense

                    The tax expense for the year ended December 31, 2018 was $107,093 compared to $484,428 in 2017. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Results for the years ended December 31, 2017 and 2016 follow:

Losses

                    The losses and comprehensive losses for the year ended December 31, 2017 were $22,908,721 and $24,859,117, respectively, or $28.10 basic and diluted loss per share, as compared with losses and comprehensive losses of $86,494,893 and $82,397,922, respectively, or $128.21 basic and diluted loss per share, for the same period in 2016.

                    The $63,586,172 decrease in the loss for the period incurred for the year ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $111,781,096 damages provision in relation in the Company's litigation with CardiAQ charged in year ended December 31, 2016 and an offsetting of a $65,095,733 gain on sale of assets related to an agreement with Boston Scientific in the same year. The accounting treatment of the 2017 Financings resulted in a net $7,380,102 gain and foreign exchange changes accounted for a $5,690,603 gain between the years. In addition, there was a $3,498,004 reduction in general and administrative expenses (of which, $10,759,788 relates to a decrease in litigation expenses offset by expenses related to the 2017 Financings of $5,447,182) and a decrease in product development and clinical trial expenses of $1,875,411.

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

                    Product development and clinical trial expenses for the year ended December 31, 2017 were $17,489,092 compared to $19,364,503 for the same period in 2016, representing a decrease of $1,875,411 or 10%. The decrease in product development and clinical trial expenses for the year ended December 31, 2017 was the result of a decision and need to preserve cash resources until the decision from the Appeals Court in the primary U.S. litigation with CardiAQ was final.

                    The Company's expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 4% in the year ended December 31, 2017 compared to the same period in 2016. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

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

Results for the three months ended December 31, 2018 and 2017 follow:

Losses

                    The income and comprehensive income for the three months ended December 31, 2018 were $11,620,015 and $10,842,733, respectively, or $0.51 basic and diluted loss per share, as compared with losses and comprehensive losses of $5,026,466 and $5,026,466, respectively, or $0.06 basic and diluted loss per share, for the same period in 2017.

                    The $16,646,481 increase in the income incurred for the three months ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $14,652,143 increase in other income, substantially due to the accounting treatment of the 2017 Financings, and a $2,902,915 decrease in general and administrative expenses related to the decrease in $5,447,182 expenses from the 2017 Financings.

Revenues

                    Revenues decreased 57% to $523,424 for the three months ended December 31, 2018, compared to revenues of $1,227,625 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

                    Sales of the Reducer for the three months ended December 31, 2018 were $523,424 compared to $285,598 for the same period in 2017, representing an increase of 83%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold

                    The cost of goods sold for the three months ended December 31, 2018 was $93,519 compared to $1,136,804 for the same period in 2017. The overall gross margin for the three months ended December 31, 2018 was 82%, compared to 7% gross margin for the same period in 2017. The gross margin now reflects the gross margin on the Reducer product only, whereas the comparable period included contract manufacturing and consulting services.

Expenses

                    Total expenses for the three months ended December 31, 2018 were $10,742,892, compared to $12,301,582 for the same period in 2017, representing a decrease of $1,558,690 or 13%. The increase in total expenses for the three months ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $2,902,915 decrease in general and administrative expenses due to the decrease of $5,447,182 related to expenses from the 2017 Financings offset by a $393,857 increase in selling expenses due to an increase in costs incurred for commercialization activities related to the Reducer and a $950,368 increase in product development and clinical trial expenses from increased share-based payments as options were granted.

                    Selling expenses for the three months ended December 31, 2018 were $614,742, compared to $220,885 for the same period in 2017, representing an increase of $393,857, or 178%. The increase in selling expenses for the three months ended December 31, 2018 compared to the same period in 2017 reflects an increase in costs incurred for commercialization activities related to the Reducer. The Company continues to manage its selling expenses as the cash resources of the Company are still limited.

                    General and administrative expenses for the three months ended December 31, 2018 were $5,415,634, compared to $8,318,549 for the same period in 2017, representing a decrease of $2,902,915 or 35%.

The decrease in general and administrative expenses for the three months ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a decrease of $5,447,182 related to expenses from the 2017 Financings, offset by a $2,749,968 charge for settlement expenses (see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" below).

                    Product development and clinical trial expenses for the three months ended December 31, 2018 were $4,712,516 compared to $3,762,148 for the same period in 2017, representing an increase of $950,368 or 25%. The increase in product development and clinical trial expenses for the three months ended December 31, 2018 was primarily the result of a $626,271 increase in share-based payments as options were granted.

                    The Company's expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

                    The other income for the three months ended December 31, 2018 was $21,862,040 compared to other income of $7,209,897 for the same period in 2017, an increase of $14,652,143. The increase in the other income can be substantially explained by the accounting treatment of the 2017 Financings resulting in charges of $14,506,846 in the quarter.

Tax Expense

                    The tax expense for the three months ended December 31, 2018 was $70,961 compared to $25,602 for the same period in 2017. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Results for the three months ended December 31, 2017 and 2016 follow:

Losses

                    The comprehensive losses for the three months ended December 31, 2017 were $5,026,466, or $6.16 basic and diluted loss per share, as compared with losses and comprehensive income of $37,213,791 and $37,095,024, or $54.00 basic earnings and $47.00 fully diluted earnings per share for the same period in 2016.

                    The $42,240,257 decrease in the loss for the period incurred for the three months ended December 31, 2017 compared to the same period in 2016 can be substantially explained by a $70 million damages provision related to the jury award against the Company and a $21 million enhanced damages provision against the Company in its litigation with CardiAQ, charged in the year ended December 31, 2017, a $5,857,116 increase in general and administrative expenses (of which $1,065,390 was a decrease in litigation expense offset by $5,447,182 increase in financing fees from derivative liabilities), and a $65 million decrease in gain on sale of asset attributed to the Boston Scientific sale. The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ.

Revenues

                    Revenues decreased 56% to $1,227,625 for the three months ended December 31, 2017, compared to revenues of $2,761,122 for the same period in 2016. The Company continued to focus its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and the Tiara.

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

Other Income and Loss

                    The other income for the three months ended December 31, 2017 was $7,209,897, compared to $43,957,927 for the same period in 2016, a decrease in other income of $36,748,030. The decrease in the other income can be substantially explained by a $65 million decrease in gain on sale of asset from Boston Scientific and a $21 million decrease in the charge for the damages provision. Included within other income for the three months ended December 31, 2017 is a charge of $738,021 for post-judgment interest on the damages provision related to the litigation with CardiAQ (see Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings" below), (2016: $nil).

Annual Information

                    The following is a summary of selected financial information for the three fiscal years to December 31,  2018:

	2018	2017	2016
Revenues	$1,749,133	$5,389,014	$9,512,796
Loss	(108,042,868)	(22,908,721)	(86,494,893)
Basic and diluted loss per share	(7.63)	28.10	28.21
Total assets	11,993,294	22,206,443	98,809,503
Total long-term liabilities and damages provision	13,384,415	32,577,647	111,781,096
Cash dividend declared per share	nil	nil	nil

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

                    The accounting treatment of the 2017 Financings as derivative financial instruments resulted in non-cash charges of $79,935,783 for the year ended December 31, 2018, substantially explaining the significant increase in loss compared to 2017.

Quarterly Information

                    The following is a summary of selected unaudited financial information for the twelve fiscal quarters to December 31, 2018:

	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenue
Reducer	$523,424	$480,540	$405,247	$339,922

	523,424	480,540	405,247	339,922

Cost of Goods Sold	93,519	96,743	88,603	87,393
Gross Profit	429,905	383,797	316,644	252,529

Expenses
Selling expenses	614,742	202,947	248,538	286,938
General and administrative expenses	5,415,634	6,340,747	2,213,464	2,469,091
Product development and clinical trials expenses	4,712,516	3,490,696	3,858,255	3,999,391

	10,742,892	10,034,390	6,320,256	6,755,420
Operating Loss	(10,312,986)	(9,650,593)	(6,003,613)	(6,502,891)

Other Income/(expense)	21,862,040	(4,932,151)	(43,071,578)	(49,324,003)
Tax expense	70,961	(54,000)	(70,400)	(53,654)

Gain/(Loss) for the Period	$11,620,015	$(14,636,744)	$(49,145,591)	$(55,880,548)

Basic and Diluted Loss Per Share	$0.51	$(0.78)	$(3.66)	$(38.59)

	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenue
Reducer	$285,598	$334,208	$247,555	$260,765
Contract manufacturing	465,205	197,494	152,717	133,963
Consulting services	476,822	843,191	904,864	1,086,632

	1,227,625	1,374,893	1,305,136	1,481,360

Cost of Goods Sold	1,136,804	659,686	872,703	808,628
Gross Profit	90,821	715,207	432,433	672,732

Expenses
Selling expenses	220,885	253,791	224,382	187,168
General and administrative expenses	8,318,549	1,864,302	2,253,219	3,248,713
Product development and clinical trials expenses	3,762,148	4,422,641	4,250,780	5,053,523

	12,301,582	6,540,734	6,728,381	8,489,404
Operating Loss	(12,210,761)	(5,825,527)	(6,295,948)	(7,816,672)

Other Income/(expense)	7,209,897	1,473,493	1,012,926	28,299
Tax expense	(25,602)	(343,926)	(58,286)	(56,614)

Loss for the Period	$(5,026,466)	$(4,695,960)	$(5,341,308)	$(7,844,987)

Basic and Diluted Loss Per Share	$(6.17)	$(5.95)	$(6.78)	$(9.97)

	December 31, 2016	September 30, 2016	June 30, 2016	March 31, 2016
Revenue
Reducer	$282,515	$262,546	$246,122	$213,765
Contract manufacturing	1,355,385	1,543,516	240,837	606,783
Consulting services	1,123,222	1,227,938	1,223,973	1,186,194

	2,761,122	3,034,000	1,710,932	2,006,742

Cost of Goods Sold	2,052,969	2,201,440	1,391,708	1,445,644
Gross Profit	708,153	832,560	319,224	561,098

Expenses
Selling expenses	141,733	208,884	181,174	164,847
General and administrative expenses	2,461,433	3,466,825	7,427,124	5,827,405
Product development and clinical trials expenses	4,833,990	4,742,691	5,705,035	4,082,787

	7,437,156	8,418,400	13,313,333	10,075,039

Operating Loss	(6,729,003)	(7,585,840)	(12,994,109)	(9,513,941)

Other income/(expense)	43,957,927	(21,461,950)	(70,648,431)	(1,319,023)
Tax expense	(15,133)	(87,296)	(49,920)	(48,174)

Profit/(Loss) for the Period	$37,213,791	$(29,135,086)	$(83,692,460)	$(10,881,138)

Basic and Diluted Loss Per Share	$54.16	$(43.57)	$(125.18)	$(16.28)

                    The Company closed its contract manufacturing and consulting services revenue generating business segments at the end of 2017 and the only revenue going forward will be derived from sales of the Reducer.

                    Selling expenses are expected to generally increase as the Company continues its focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached peaks in the third quarter of 2018 due to the accrual of future collaboration and license fees and an increase in share-based payments as options were granted, in the fourth quarter of 2017 due to expense related to obtaining the convertible Notes and in the second quarter of 2016 mainly due to litigation expenses during the jury trial in the primary U.S. litigation with CardiAQ. While we aim to increase product development and clinical trial activities quarter over quarter, with quarterly fluctuations depending on the activities conducted in that quarter to develop the Tiara and the Reducer, the Company has been resource constrained since the litigation loss in the second quarter of 2016 as we have been forced to defer or cancel certain otherwise desirable projects we would like to have undertaken.

Discussion of Liquidity and Capital Resources

Results for the years ended December 31, 2018 and 2017 follow:

                    Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at December 31, 2018 the Company had cash and cash equivalents of $9,242,809 compared to cash and cash equivalents of $17,507,157 as at December 31, 2017. The Company will require significant additional financing in order to continue to operate its business. Given the current nature of the Company's capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

                    The Company is in a positive working capital position of $2,464,167, with current assets of $10,739,930 and current liabilities of $8,275,763. The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

                    Cash used in operating activities for the twelve months ended December 31, 2018 was $22,794,748, compared to $138,613,945 for the same period in 2017. For the twelve months ended December 31, 2018, operating activities were $23,924,650, compared to $26,403,092 for the same period in 2017, a decrease of

$2,478,442. Net cash provided from the net change in non-cash working capital items for the twelve months ended December 31, 2018 was $1,124,891, compared to a net cash outflow of $112,067,771 in the same period in 2017. The decrease in net cash outflow can be attributed to the payment of the damages and interest awards in relation in the Company's primary U.S. litigation with CardiAQ in 2017.

                    Net cash received from investing activities for the twelve months ended December 31, 2018 was $713,752 compared to net cash applied to investing activities of $69,496,853 for the same period in 2017, primarily due the release of cash held in escrow to settle damages and interest awards in the Company's primary U.S. litigation with CardiAQ in 2017.

                    The majority of the revenue and expenses of the Company are incurred in the parent and in two of its subsidiaries, NMI, which is located in Canada, and Neovasc (US) Inc. which is located in the United States. There were no significant restrictions on the transfer of funds between these entities during the periods ended December 31, 2018 and 2017 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

                    The Company is exposed to foreign currency fluctuations on $1,508,963 of its cash and cash equivalents and restricted cash held in Canadian dollars and Euros.

Results for the years ended December 31, 2017 and 2016 follow:

                    Neovasc finances its operations and capital expenditures with cash generated from operations and equity and debt financings. As at December 31, 2017 the Company had cash and cash equivalents of $17,507,157 compared to cash and cash equivalents of $22,954,571 as at December 31, 2016.

                    The Company was in a negative working capital position of $6,060,895, with current assets of $20,043,002 and current liabilities of $26,103,897. However, of the current liabilities, only 1,844,955 were cash liabilities, as the liability for the convertible Notes and the derivative liability from the 2017 Financings are accounting entries to account for the value of the instruments issued in the 2017 Financings.

                    Cash used in operating activities for the year ended December 31, 2017 was $138,613,945, compared to $39,794,159 for the same period in 2016. The Company settled the $112,519,117 damages and interest awards in connection with its primary U.S. litigation with CardiAQ in full in 2017. For the year ended December 31, 2017, operating expenses were $26,403,092, compared to $37,220,923 for the same period in 2016, a decrease of $10,841,962 that can be substantially explained by a $5,690,603 gain related to foreign exchange between the two periods and a $5,856,239 reduction in departmental cash expenses.

                    Net cash applied to investing activities for the year ended December 31, 2017 was $69,496,853 compared to net cash applied by investing activities of $3,364,190 in 2016, as the $70,000,000 held in escrow was released in 2017 to settle the damages and interest awards in the Company's primary U.S. litigation with CardiAQ.

                    Net cash provided by financing activities for the year ended December 31, 2017 was $65,578,699 compared to $7,129,852 for the same period in 2016, as the Company completed the 2017 Financings.

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

2017 Financings

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

                    On November 17, 2017, the Company completed the underwritten 2017 Public Transaction of 6,609,588 Series A units (the "Series A Units") of Neovasc and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units") of Neovasc, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc. The price of $1.46 per Unit represents the market price (as defined in the TSX Company Manual) of Neovasc's common shares as of the date of announcement of the 2017 Financings.

                    Each Series A Unit was comprised of (i) one common share of the Company (each, a "Unit Share"), (ii) one Series A Warrant, (iii) one Series B Warrant and (iv) 0.40 Series C Warrant to purchase a unit (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant. Each Series B Unit was comprised of (i) either one Unit Share or one pre-funded Series D common share purchase warrant of the Company (each, a "Series D Warrant"), (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F common share purchase warrant of the Company (each, a "Series F Warrant"). The Series A Units and Series B Units separated into their component parts upon distribution.

                    Each Series A Warrant entitled the holder to purchase one Common Share (each, a "Series A Warrant Share") at an exercise price of $1.61 per Series A Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series B Warrant entitled the holder to purchase one Common Share (each, a "Series B Warrant Share") at an exercise price of $1.61 per Series B Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series C Warrant entitled the holder to purchase a Series C Unit comprised of a Common Share (each a "Series C Unit Share"), a Series A Warrant and a Series B Warrant, at an exercise price of $1.46 per Series C Unit at any time prior to 11:59 p.m. (New York time) on November 17, 2019. Each Series D Warrant entitled the holder to purchase one Common Share (each, a "Series D Warrant Share") at an exercise price of $1.46 per Series D Warrant Share, all of which were pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2022. Each Series F Warrant entitled the holder to purchase one Common Share (each, a "Series F Warrant Share" and together with the Series A Warrant Shares, Series B Warrant Shares, Series C Unit Shares, and Series D Warrant Shares, the "2017 Warrant Shares") at an exercise price of $1.61 per Series F Warrant Share at any time prior to 11:59 p.m. (New York time) on November 17, 2019.

                    Concurrent with the 2017 Public Transaction, the Company completed the 2017 Private Placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible Notes of the Company and Series E common share purchase warrants of the Company (the "Series E Warrants") to purchase one Common Share at a price of $1.61 per Series E Warrant. As a result of the February 2019 Financing, the exercise prices of the Notes were adjusted to $0.45. The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes initially carried an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from November 17, 2018. The maturity date of the Notes was extended to May 17, 2020, pursuant to certain waiver agreements between the Company and the holders of the Notes, along with certain other amendments. The form of waiver agreement is available on the Company's profiles on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Interest on the Notes will commence accruing on November 17, 2018, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants had the same terms and conditions as the Series A Warrants.The Notes are secured by a first priority security interest on all of Neovasc's assets. The Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry. The Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution.

                    As of March 19, 2019, all of the warrants issued pursuant to the 2017 Financings have been either exercised or cancelled, such that no such warrants remain outstanding.

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

Conversions of Notes and Exercises of 2017 Warrants

                    The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018. As of March 19, 2019, all of the 25,676,368 Series B Warrants initially granted and 10,273,972 Series B Warrants issued upon exercise of Series C Warrants have been exercised and all of the 22,431,506 Series F Warrants initially granted have been exercised, in each case using the cashless alternate net number mechanism, for 18,343,551 Common Shares. As of March 19, 2019, all of the 10,273,972 Series C Warrants initially granted have been exercised, for proceeds to the Company of $14,999,999.12. Such exercises of Series C Warrants resulted in the issuance of 102,740 Common Shares and the issuance of an additional 10,273,972 Series A Warrants. As of March 19, 2019, all of the warrants issued pursuant to the 2017 Financings have been either exercised or cancelled, such that no 2017 Warrants remain outstanding.

                    As of March 19, 2019, of the $32,750,000 aggregate principle amount of Notes initially issued, $21,925,000 aggregate principle amount has been converted using the alternate conversion price mechanism, resulting in the issuance of 19,773,718 Common Shares, and $10,825,000 aggregate principle amount remains outstanding. As a result of the February 2019 Financing, the conversion price of the Notes reset, as of that time, to $0.45.

                    For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date, and the potential dilution in the future due to such exercises or conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Outstanding Share Data

                    As at March 19, 2019, the Company had 61,985,116 common voting shares issued and outstanding. Further, the following securities are convertible into Common Shares: 3,682,469 stock options with a weighted average price of $7.70, 1,444,444 Broker Warrants and the $10,825,000 convertible Notes that could convert into 24,055,555 Common Shares (not taking into account the alternate conversion price mechanism in the Notes). Our fully diluted share capital as of the same date is 91,167,584. Our fully diluted share capital, adjusted on the assumption that all the outstanding Notes are exercised using the alternate conversion price at the closing price on March 19, 2019 is 94,869,863.

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

Contractual obligations

                    The following table summarizes our contractual obligations as at December 31, 2018:

Contractual Obligations	Total	Less than 1 year	2 - 3 years	4 - 5 years
Operating leases	$1,397,351	$479,301	$816,189	$101,861

Off Balance Sheet Arrangements

                    The Company has no off-balance sheet arrangements.

Related Party Transactions

                    There were no ongoing contractual commitments and transactions with related parties during the years ended December 31, 2018, 2017 or 2016, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 23 of the consolidated financial statements for the years ended December 31, 2018, 2017 and 2016.

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

Allowance for doubtful accounts receivable

                    The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9. Actual collectability of customer balances can vary from the Company's estimation.

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

Share-based payment

                    The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk free interest rate, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

                    The Company determines its functional currency as the United States dollar based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

Deferred tax assets

                    Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Contingent Liabilities

                    Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the year in which the change in probability occurs.

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

                    The Company's warrants and convertible notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2018 are disclosed in Note 15 to the Company's audited consolidated financial statements as at and for the years ended December 2018, 2017 and 2016.

Changes in Accounting Policies Including Initial Adoption

                    During the year ended December 31, 2018, there have been no changes in accounting policies, except as disclosed herein. The Company has not adopted any new accounting policies during the year ended December 31, 2018.

Adoption of New Standard

Accounting standard issued and effective January 1, 2018

IFRS 9 — Financial Instruments

                    The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

                    IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

                    The Company has assessed the classification and measurement of financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial assets:
Cash and cash equivalents, cash held in escrow	Loans and receivables	Amortized cost
Trade receivables	Loans and receivables	Amortized cost
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative liability from financing	Fair value through profit or loss	Fair value through profit or loss
Convertible Note	Fair value through profit or loss	Fair value through profit or loss or OCI (for own credit risk)

                    As a result of the change in measurement categories for the Notes, an adjustment of $1,009,592 for the twelve months ended December 31, 2018 has been made to opening retained earnings and accumulated other comprehensive income to reclassify the change in fair value associated with the Company's own credit risk. There has been no other change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

                    IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. There is a simplified approach where expected credit losses can be estimated and recognized upon initial recognition of the receivables. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

                    The Company has reviewed expected credit losses on trade receivables on transition to IFRS 9. The Company also implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9. For trade accounts receivables, the Company has applied the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all trade receivables. The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the majority of customers are considered to have low default risk and the Company does not extend credit to customers with high default risk, historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and December 31, 2018. Accordingly, the Company did not record an adjustment relating to the implementation of the expected credit loss model for trade receivables.

IFRS 15 — Revenue from contracts with customers

                    The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard. The IASB issued IFRS 15 Revenue from Contracts with Customers, a new standard for the recognition of revenue, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

                    The standard is required to be adopted either retrospectively or using a modified retrospective approach. In accordance with the transition provisions in IFRS 15, the Company has adopted the new standard using the modified retrospective method; the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2018. Comparative prior year periods are not restated. The adoption of IFRS 15 did not result in any changes in the timing of revenue recognition for the Company's goods and services and therefore no adjustment to opening retained earnings was necessary.

Accounting standard issued and effective January 1, 2019

IFRS 16 — Leases

                    IFRS 16 Leases will replace IAS 17 Leases. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. Leases are 'capitalized' by recognizing the present value of the lease payments and showing them either as lease assets (right-of-use assets) or together with property, plant and equipment. If lease payments are made overtime, a company will also recognize a financial liability representing its obligation to make future lease payments. The IASB has set the effective date to annual periods beginning on or after January 1, 2019. The Company has not early adopted this standard and is currently evaluating any potential impact.

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

IFRIC 23 — Uncertainty over Income Tax Treatments

                    In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

    •
    Most likely amount: single most likely amount in a range of possible outcomes;

    •
    Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

                    An entity shall apply IFRIC 23 for annual reporting periods beginning on or after January 1, 2019 with earlier application permitted. The Company will not early adopt IFRIC 23 and does not expect a significant impact.

Financial Instruments

                    The Company's financial instruments include its cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities.

      (a)
      Foreign Exchange Risk — A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 23% of the revenue for the year ended December 31, 2018 (year ended December 2017 and 2016: 65% and 38%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at December 31, 2018 by approximately $6,000 (as at December 31, 2017 and 2016: $50,000 and $49,000, respectively), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros, will impact net income by approximately $13,000 and $30,000, respectively, as at December 31, 2018 (as at December 31, 2017 and 2016, $32,000 and $10,000, respectively). The Company does not hedge its foreign exchange risk.

      (b)
      Interest rate risk — The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable.

      (c)
      Liquidity risk — As at December 31, 2018, the Company had $9,242,809 in cash and cash equivalents as compared to cash and cash equivalents of $17,507,157 and $22,954,571 at December 31, 2017 and 2016, respectively. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

      The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. After receipt of the net proceeds of approximately $4.05 million from the February 2019 Financing on February 28, 2019 and the net proceeds of approximately $4.25 million from the March 2019 Financing on March 15, 2019, the Company expects that its cash is sufficient to sustain operations until approximately September 2019 at the current burn rate. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

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

      The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2018 is $637,421 (as at December 31, 2017 and 2016: $1,201,292 and $2,532,114, respectively). As at December 31, 2018, the Company had $311,642 (as at December 31, 2017 and 2016: $588,282 and $1,555,469, respectively) of trade accounts receivable that were overdue, according to the customers' credit terms. During the year ended December 31, 2018 the Company wrote down $489,449 of accounts receivable owed by customers (year ended December 2017 and 2016: $26,931 and $5,556, respectively).

      The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $9,682,545 as at December 31, 2018 (as at December 31, 2017 and 2016: $17,985,417 and $93,404,331, respectively). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

Disclosure Controls and Internal Controls Over Financial Reporting

                    See Item 15.A "Disclosure Controls and Procedures" of this Annual Report for details regarding Neovasc's ICFR and disclosure controls and procedures ("DC&P").

JOBS Act

                    As a company with less than $1.07 billion in revenue during the last fiscal year, Neovasc qualifies as an "emerging growth company" pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States.

                    The JOBS Act also permits an emerging growth company such as Neovasc to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. Neovasc will not take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This election is irrevocable. Neovasc will remain an emerging growth company until the earliest of:

    •
    the last day of the Company's fiscal year during which it has total annual gross revenues of at least $1.07 billion;

    •
    the last day of the Company's fiscal year following the fifth anniversary of the completion of an initial public offering;

    •
    the date on which Company has, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or

    •
    the date on which the Company is deemed to be a "large accelerated filer" under the Exchange Act, which would occur if the market value of Neovasc's Common Shares that are held by non-affiliates exceeds $700 million as of the last business day of its most recently completed second fiscal quarter.

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

Transfer Restrictions

                    The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the years ended December 31, 2018 and 2017 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

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

Name and Place of Residence	Age	Principal Occupations
Fred Colen Florida, USA	66	President and Chief Executive Officer, Neovasc Inc. (January 2018 — Present); President and Chief Executive Officer, Benechill, Inc. (November, 2011 — March, 2016)
Chris Clark British Columbia, Canada	48	Chief Financial Officer, Neovasc Inc. (April 2007 — Present)
Brian McPherson British Columbia, Canada	57	Former Chief Operating Officer, Neovasc Inc. (June 2009 — January 2018)
Vicki Bebeau Minnesota, USA	68	Vice-President of Clinical and Regulatory Affairs, Neovasc Inc. (May 2014 — Present), Vice-President Clinical Affairs, Velomedix, Inc. (November, 2012 — March 2014)
Randy Lane British Columbia, Canada	46	Former Vice-President of New Concept Development & Intellectual Property, Neovasc Inc. (March 2018 — September 2018), Vice-President, Research & Development, Neovasc Inc. (May 2014 — March 2018)
Aaron Chalekian Minnesota, USA	40	Vice-President, Product Development & Manufacturing Engineering, Neovasc Inc. (March 2015 — Present), Director, Research & Development, St Jude Medical (November 2007 — March 2015)
John Panton British Columbia, Canada	54	Vice-President, Quality, Neovasc Inc (January 2018 — Present), Director, Quality, Neovasc Inc (May 2015 — January 2018), Global Director, Quality Systems, Verathon Medical Canada ULC (May 2009 — April 2015)
Steve Rubin(1) British Columbia, Canada	58	Chairman of the Board, Neovasc Inc. (June 2018 — Present); Director, Neovasc Inc. (February 2008 — Present); Executive Vice President — Administration, OPKO Health, Inc. (May 2007 — Present)
Paul Geyer(1) British Columbia, Canada	55	Director, Neovasc Inc. (January 2016 — Present); Chairman of the Board, Neovasc Inc. (January 2016 — May 2018); CEO, Discovery Parks and Nimbus Synergies (March 2017 — Present); CEO, LightIntegra Technology Inc. (June 2009 — March 2017)
Dr. Jane Hsiao(2)(3) Florida, USA	72	Director, Neovasc Inc. (February 2007 — Present); Vice-Chairman and Chief Technical Officer, OPKO Health, Inc. (May 2007 — Present)
Douglas Janzen(1)(2) British Columbia, Canada	50	Director, Neovasc Inc. (June 2005 — Present); CEO, Northview Ventures (2012 — Present); CEO, Aequus Pharmaceuticals Inc.(January 2013 — Present)
Alexei Marko(3) British Columbia, Canada	50	Director (June 2003 — Present) and President and Chief Executive Officer (July 2008 — January 2018), Neovasc Inc.
William O'Neill(2)(3) Michigan, USA	67	Director, Neovasc Inc. (July 2008 — Present); Medical Director, Center for Structural Heart Disease, Henry Ford Hospital (August 2012 — Present); Leonard M. Miller School of Medicine, University of Miami (June 2006 — May 2014)

(1)
Member of the Audit and Strategic Activities Committee.

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

                    Mr. Colen has also held a number of Board Directorships or Advisory roles, including Mölnlycke Healthcare, Biim Ultrasound, and is currently a director of GTX Medical, a private medical device company. He served on the Board of Middle Peak Medical, a company developing a mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific.

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

Randy Lane, Vice-President, New Concept Development & Intellectual Property

                    In July 2007, Mr. Lane joined Neovasc, and in May 2014 he was promoted to the position of Vice-President, Research and Development. His title was changed to "Vice-President, New Concept Development & Intellectual Property" in February 2018. Mr. Lane resigned from his position of Vice-President, New Concept Development & Intellectual Property in September 2018. Prior to joining the Company, Mr. Lane held senior roles at global cardiovascular device firms, including 10 years in product development and manufacturing with Sorin Group Canada Inc.

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

                    Mr. Lane holds a Bachelor of Science degree from McGill University, Montreal, Quebec, and is a resident of British Columbia, Canada.

Aaron Chalekian, Vice-President, Product Development & Manufacturing Engineering

                    Aaron J. Chalekian has been in the medical device industry for nearly 15 years with a Bachelor of Science degree in Biomedical Engineering from Michigan Technological University, and a Master's degree in Mechanical Engineering from the University of Wisconsin — Madison. Mr Chalekian's experience includes early and late stage product development cycles for coronary stenting systems, transcatheter heart valves, surgical heart valves & repair technologies, along with numerous other catheter based and imaging technologies. Prior to Neovasc, Aaron has served in various roles, including management roles within research & development and support of manufacturing activities at Oakriver Technology, Boston Scientific and St. Jude Medical. In addition to his role at Neovasc, Aaron has actively served on the ISO 5840 committee (Surgical and Transcatheter valves) for nearly a decade as a committee member and most recently, a leader of a task force as it relates to the transcather mitral valve replacements space.

John Panton, Vice-President, Quality

                    John Panton has over 30 years of engineering experience spread over the Total Product Life Cycle, in small, medium and large organizations and across different industrial sectors; medical devices, semiconductor, oil and gas, telecommunications, consumer electronics and military avionics. In England, John held various engineering roles of increasing responsibility specializing in New Product Introduction; in R&D, product and process design and development, manufacturing engineering, process engineering and product engineering. In 2005, John started his Canadian career as a Quality professional, as the Quality Assurance Manager of a start-up company serving semiconductor Fortune 500 customers. He then moved to a Class 2 reusable medical device company initially as Quality and Regulatory Manager and then later to Global Director of Quality Systems, where he had responsibility for sites in Canada, US, Europe and Australia. John joined Neovasc in May 2015 as Director of Quality Systems and moved to VP of Quality in November, 2017. John holds a Post Graduate Diploma in Microelectronics Technology and Applications from Middlesex University, and a Higher National Diploma in physics from Portsmouth Polytechnic.

Steven Rubin — Chairman of the Board and Director

                    Mr. Rubin is Chairman of the Board. He has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age, Eloxx Pharmaceuticals,Inc. (Formerly Sevion Therapeutics, Inc.) (NASDAQ:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases, and Castle Brands, Inc. (NYSE American: ROX), a developer and marketer of premium brand spirits. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company's board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company's Audit and Strategic Activities Committee.

Paul Geyer — Director

                    Mr. Geyer resigned as President and Chief Executive Officer of the Company on July 1, 2008. Mr. Geyer has served on the Company's board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company's Audit and Strategic Activities Committee.

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

Dr. Jane Hsiao — Director

                    Dr. Hsiao has served as Vice-Chairman and Chief Technical Officer of OPKO (NASDAQ: OPK) since May 2007 and as a director of OPKO since February 2007. Dr. Hsiao has served as Chairman of the Board of Non-Invasive Monitoring Systems, Inc. (OTCBB: NIMU), a medical device company, since October 2008 and was named Interim Chief Executive Officer of Non-Invasive Monitoring Systems, Inc. in February 2012. Dr. Hsiao is also a director of each of TransEnterix, Inc. (NYSE American: TRXC), a medical device company,

Cocrystal Pharma, Inc. (NASDAQ: COCP), a publicly traded biotechnology company developing new treatments for viral diseases and OPKO Health, Inc. (NASDAQ: OPK). Dr. Hsiao was elected to the Company's board of directors on July 1, 2008. She is a resident of the state of Florida, United States. Dr. Hsiao is also a member of the Company's Compensation and Governance and Nominating Committees.

Douglas Janzen — Director

                    Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been Chairman of Lexington Biosciences., a company listed on the TSXV, since January 2017. Most Recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company's Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company's Audit and Strategic Activities and Compensation Committees.

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

Alexei Marko — Director

                    Alexei Marko's almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc's predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company's expansion and restructuring. Mr. Marko was appointed to the Company's board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018. He is a member of the Company's Governance and Nominating Committee.

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

                    Dr. O'Neill was originally elected to the Company's board of directors on July 1, 2008. He is a resident of the state of Michigan, United States. Dr. O'Neill is also a member of the Company's Compensation and Governance and Nominating Committees.

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

                    Each of Fred Colen, President and CEO, Chris Clark, CFO and Secretary, Alexei Marko, Director and Former CEO ("Former CEO"), Brian McPherson, Chief Operating Officer ("Former COO"), Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs ("VP, C&R") and Randy Lane, Former Vice-President of New Concept Development & Intellectual Property ("VP, R&D"), Aaron Chalekian, Vice-President, Product Development & Manufacturing Engineering ("VP, PD&E"), John Panton, Vice-President, Quality is an NEO of the Company for purposes of this disclosure.

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

                    The base salary, incentive compensation and equity compensation for the Company's NEOs were determined by the Compensation Committee. Each of the Compensation Committee members has direct experience that is relevant to his or her responsibilities in executive compensation. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff. Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Elements of Compensation

                    Base Salary — The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management's compensation, the Board takes into consideration the financial condition of the Company. The base salaries for NEOs of Neovasc during the financial year ended December 31, 2018 were:

NEO	BASE SALARY
Fred Colen (President & CEO)		$390,000/year
Alexei Marko (Former CEO)	C$	234,000/year
Chris Clark (CFO)	C$	351,000/year
Brian McPherson (Former COO)	C$	149,906/year
Vicki Bebeau (VP, C&R)		$263,680/year
Randy Lane (Former VP, R&D)	C$	280,890/year
Aaron Chalekian (VP, PD&E)		$220,000/year
John Panton (VP, Quality)	C$	209,167/year

                    Stock-Based and Cash-Based Bonuses — For the years ended December 31, 2016, 2017, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 30% of each NEO's Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 30% of their potential cash-based award for 2016 based on their achievements against the objectives and 50% of their potential cash-based award for 2017 based on their achievements against the objectives. Under the terms of Mr. Colen's employment agreement, cash awards up to a maximum of 100% of his Base Salary may be paid based on the achievement of certain objectives. For the year ended December 31, 2018, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen's, 70% of Chris Clark and Vicki Bebeau's and 30% of each the remaining NEO's Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer and on certain corporate objectives.

                    The bonuses available and paid to the NEOs during the financial year ended December 31, 2018 were:

NEO	BONUS AVAILABLE		BONUS PAID
Fred Colen (President & CEO)		$390,000		$349,500
Alexei Marko (Former CEO)	C$	129,600		nil
Chris Clark (CFO)	C$	245,700	C$	208,845
Brian McPherson (Former COO)	C$	83,025		nil
Vicki Bebeau (VP, C&R)		$184,576		$92,288
Randy Lane (Former VP, R&D)	C$	84,975		nil
Aaron Chalekian (VP, PD&E)		$66,000		$33,000
John Panton (VP, Quality)	C$	71,484	C$	48,300

                    Option-Based Awards — The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Company's stock option plan (the "Option Plan"), to the Company's NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan. In determining NEOs' option-based Equity Compensation, the Compensation Committee reviews each executive's contribution to the Company's strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives' options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The stock options granted to the Company's NEOs as at December 31, 2018 were:

NEO	OPTIONS
Fred Colen (President & CEO)	20,000 ($63.00 exercise price per Common Share, expiring January 24, 2026), 2,500 ($6.00 exercise price per Common Share, expiring March 31, 2026), 600,000 ($2.72 exercise price per Common Share, expiring September 30, 2026), 250,000 ($0.88 exercise price per Common Share, expiring December 3, 2026)
Alexei Marko (Former CEO)

2,500 Options (C$650 exercise price per Common Share, expiring April 15, 2019), 1,250 Option (C$190 exercise price per Common Share, expiring March 31, 2022), 700 ($63.00 exercise price per Common Share, expiring January 24, 2026), 100,000 ($2.72 exercise price per Common Share, expiring September 30, 2026),

Chris Clark (CFO)

2,000 Options (C$650 exercise price per Common Share, expiring April 15, 2019), 1,000 Option (C$190 exercise price per Common Share, expiring March 31, 2022), 3,000 ($63.00 exercise price per Common Share, expiring January 24, 2026), 1,250 ($6.00 exercise price per Common Share, expiring March 31, 2026), 300,000 ($2.72 exercise price per Common Share, expiring September 30, 2026), 100,000 ($0.88 exercise price per Common Share, expiring December 3, 2026)

Brian McPherson (Former COO)

1,500 Options (C$650 exercise price per Common Share, expiring April 15, 2019), 500 Options (C$190 exercise price per Common Share, expiring March 31, 2022), 240 ($63.00 exercise price per Common Share, expiring January 24, 2026)

Vicki Bebeau (VP, C&R)

1,500 Options (C$680 exercise price per Common Share, expiring May 12, 2019), 500 Options (C$1,176 exercise price per Common Share, expiring February 24, 2020), 2,000 Options (C$190 exercise price per Common Share, expiring March 31, 2022), 3,000 ($63.00 exercise price per Common Share, expiring January 24, 2026), 1,250 ($6.00 exercise price per Common Share, expiring March 31, 2026), 100,000 ($2.72 exercise price per Common Share, expiring September 30, 2026), 50,000 ($0.88 exercise price per Common Share, expiring December 3, 2026)

Randy Lane (Former VP, R&D)

2,250 Options (C$650 exercise price per Common Share, expiring April 15, 2019), 500 Options (C$1,176 exercise price per Common Share, expiring February 24, 2020), 1,500 Options (C$190 exercise price per Common Share, expiring March 31, 2022), 2,000 ($63.00 exercise price per Common Share, expiring January 24, 2026), 750 ($6.00 exercise price per Common Share, expiring March 31, 2026), 50,000 ($2.72 exercise price per Common Share, expiring September 30, 2026)

Aaron Chalekian (VP, PD&E)

750 Options (C$1,111 exercise price per Common Share, expiring April 16, 2020), 278 Options (C$519 exercise price per Common Share, expiring December 28, 2020), 500 Options (C$190 exercise price per Common Share, expiring March 31, 2022), 2,000 ($63.00 exercise price per Common Share, expiring January 24, 2026), 750 ($6.00 exercise price per Common Share, expiring March 31, 2026), 100,000 ($2.72 exercise price per Common Share, expiring September 30, 2026), 50,000 ($0.88 exercise price per Common Share, expiring December 3, 2026)

John Panton (VP, Quality)

500 Options (C$843 exercise price per Common Share, expiring June 1, 2020), 250 Options ($792 exercise price per Common Share, expiring July 31, 2020), 217 Options (C$519 exercise price per Common Share, expiring December 28, 2020), 500 Options (C$190 exercise price per Common Share, expiring March 31, 2022), 2,000 ($63.00 exercise price per Common Share, expiring January 24, 2026), 750 ($6.00 exercise price per Common Share, expiring March 31, 2026), 100,000 ($2.72 exercise price per Common Share, expiring September 30, 2026), 50,000 ($0.88 exercise price per Common Share, expiring December 3, 2026)

Compensation Risks

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

General Equity-Compensation Arrangements

                    The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012, subsequently at the annual general meetings held on June 18, 2013, June 18, 2014 and June 13, 2017. The Board subsequently amended the Option Plan on April 12, 2018. Pursuant to the Option Plan, up to a maximum of 15% of the Common Shares issued and outstanding at any time may be reserved for issuance pursuant to the exercise of Options. The Option Plan does not contain any provisions that would restrict an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Common Shares granted to such individuals.

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

                    The Option Plan provides that the Company can reserve for issuance up to 15% of the Common Shares issued and outstanding at any time as options (each, an "Option"). As of March 19, 2019, there were 3,682,469 options issued and outstanding, this number represents 5.9% of the Company's issued and outstanding Common Shares. As of March 19, 2019, there were 9,297,767 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 15% of the Company's issued and outstanding Common Shares. Accordingly, as of March 19, 2019 there were 5,615,298 Common Shares available for issuance under the Option Plan representing 9.1% of the Company's issued and outstanding Common Shares.

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

NEO Compensation

                    As of December 31, 2018, Neovasc had five NEOs: Fred Colen, President and CEO, Chris Clark, Secretary and CFO, Vicki Bebeau, VP, C&R, Aaron Chalekian, VP PD&E and John Panton, VP, Quality. Information for both Fred Colen and Alexei Marko are provided below as Mr. Colen replaced Mr. Marko as President and CEO in January 2018. Brian McPherson resigned from his position as COO in January 2018. Randy Lane resigned from his position as VP, R&D in September 2018.

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

    •
    Assuming Mr. Colen was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $195,000

    •
    Termination within 12 months following a change of control: $809,250

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

    •
    Termination without cause: C$561,600

    •
    Termination within 12 months following a change of control: C$1,123,200

(1)
Alexei Marko resigned as President and CEO in January 2018. He was not terminated without cause or following a change of control. He is receiving C$216,000/year until December 31, 2019.

For Mr. Chris Clark:

    •
    Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 15-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Clark's employment agreement also provides for certain non-competition and non-solicitation restrictions within 15 months of the termination of his employment, for any reason.

    •
    Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: C$745,875

    •
    Termination within 12 months following a change of control: C$1,118,812

For Mr. Brian McPherson(1):

    •
    Upon termination without cause, Mr. McPherson is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. McPherson would receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. McPherson's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

    •
    Assuming Mr. McPherson was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: C$269,831

    •
    Termination within 12 months following a change of control: C$337,289

(1)
Brian McPherson resigned as COO in January 2018. He was not terminated without cause or following a change of control. He is receiving C$138,375/year until July 31, 2019.

For Ms. Vicki Bebeau:

    •
    Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of his compensation for one month's notice for each complete year of service up to a maximum of 9 months. In addition, if such termination occurs within 12 months of a change of control. Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau's employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of her employment, for any reason.

    •
    Assuming Ms. Bebeau was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $164,049

    •
    Termination within 12 months following a change of control: $205,061

For Mr. Randy Lane:

    •
    Upon termination without cause, Mr. Lane is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Lane receives a cash payment equal to approximately 1.25 times his existing compensation. Mr. Lane's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

    •
    Assuming Mr. Lane was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: C$284,135

    •
    Termination within 12 months following a change of control: C$355,169

(1)
Randy Lane resigned as VP, R&D in September 2018. He was not terminated without cause or following a change of control. He is receiving C$283,250/year until July 31, 2019.

For Mr. Aaron Chalekian:

    •
    Upon termination without cause, Mr. Chalekian is entitled to receive the entirety of his compensation for one month's notice for each complete year of service up to a maximum of 9 months. In addition, if such termination occurs within 12 months of a change of control, Mr. Chalekian would receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Chalekian's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

    •
    Assuming Mr. Chalekian was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $73,563

    •
    Termination within 12 months following a change of control: $91,953

For Mr. John Panton:

    •
    Upon termination without cause, Mr. Panton is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Panton receives a cash payment equal to approximately 1.25 times his existing compensation. Mr. Panton's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

    •
    Assuming Mr. Panton was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: C$239,025

    •
    Termination within 12 months following a change of control: C$298,780

Summary Compensation Table

                    Neovasc's key management personnel include Fred Colen, CEO, Alexei Marko, Former CEO, Chris Clark, CFO, Brian McPherson, Former COO, Vicki Bebeau, VP, C&R, Randy Lane, Former VP, R&D, Aaron Chalekian, VP, PD&E and John Panton, VP, Quality. Compensation paid to key management personnel was as follows:

	Year Ended December 31,
(C$)	2018	2017	2016
Salaries and consulting fees	2,410,133	1,678,172	1,633,200
Cash-based awards	904,946	251,726	146,988
Stock-based awards	—	—	—
Option-based awards(1)	2,099,447	933,189	—
Pension value(2)	46,610	20,677	17,336

Total compensation	5,461,136	2,883,764	1,797,524

(1)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)
Amounts equal to RRSP monthly payments by the Company. See "Defined Contribution Plans".

                    The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2016, 2017 and 2018 is summarized as follows and expressed in Canadian dollars unless otherwise noted:

								Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share- Based Awards ($)	Option- Based Awards ($)			Annual Incentive Plans ($)		Long-term Incentive Plan ($)	Pension Value ($)(3)		All Other Compensation ($)	Total Compensation ($)
Fred Colen	2018		$390,000	N/A		$679,401	(1)		$349,500	N/A		NIL	NIL		$1,418,901
President & CEO
Alexei Marko	2018	C$	234,000	N/A	C$	203,278	(1)		NIL	N/A		NIL	NIL	C$	437,278
Former CEO &	2017	C$	432,000	N/A	C$	186,638	(2)	C$	64,800	N/A		NIL	NIL	C$	683.438
Director(4)	2016	C$	415,000	N/A		NIL	(3)	C$	37,350	N/A		NIL	NIL	C$	452,350
Chris Clark	2018	C$	351,000	N/A	C$	294,885	(1)	C$	208,845	N/A		NIL	NIL	C$	854,730
CFO & Secretary	2017	C$	351,000	N/A	C$	149,310	(2)	C$	52,500	N/A		NIL	NIL	C$	552,960
	2016	C$	338,000	N/A		NIL	(3)	C$	30,420	N/A		NIL	NIL	C$	368,420
Brian McPherson	2018	C$	149,906	N/A	C$	5,580	(1)		NIL	N/A		NIL	NIL	C$	155,486
Former COO	2017	C$	267,750	N/A	C$	74,655	(2)	C$	41,513	N/A		NIL	NIL	C$	392,918
	2016	C$	266,000	N/A		NIL	(3)	C$	23,940	N/A		NIL	NIL	C$	289,940
Vicki Bebeau	2018		$263,680	N/A		$137,252	(1)		$92,288	N/A		$6,449	NIL		$499,669
VP, C&R	2017	C$	335,216	N/A	C$	298,620	(2)	C$	50,282	N/A	C$	6,704	NIL	C$	694,123
	2016	C$	339,200	N/A		NIL	(3)	C$	30,528	N/A	C$	7,023	NIL	C$	376,751
Randy Lane	2018	C$	280,890	N/A	C$	105,017	(1)		NIL	N/A	C$	10,533	NIL	C$	396,440
Former VP, R&D	2017	C$	283,250	N/A	C$	223,965	(2)	C$	42,487	N/A	C$	10,622	NIL	C$	560,324
	2016	C$	275,000	N/A		NIL	(3)	C$	24,750	N/A	C$	10,313	NIL	C$	310,063
Aaron	2018		$214,958	N/A		$140,959	(1)		$33,000	N/A		$6,449	NIL		$395,366
Chalekian VP, R&D	2017		$190,200	N/A		$98,512	(2)		$55,350	N/A		$4,063	NIL		$348,125
	2016		$180,000	N/A		NIL	(3)		NIL	N/A		$5,400	NIL		$185,400
John Panton VP, Quality	2018	C$	209,167	N/A	C$	184,121	(1)	C$	48,300	N/A	C$	5,229	NIL	C$	446,816
	2017	C$	170,393	N/A	C$	114,615	(2)	C$	50,182	N/A	C$	4,265	NIL	C$	339,454
	2016	C$	164,800	N/A		NIL	(3)		NIL	N/A	C$	4,120	NIL	C$	168,920

(1)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 2.24%; b) expected life of 4 years; c) the price of the stock on the grant date of $3.03; d) expected volatility of 72%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)
These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company's financial statements.

(3)
Amounts equal to RRSP monthly payments by the Company. See "Pension Plan Benefits".

(4)
Mr. Marko did not receive any compensation related to his services as a director of the Company. Mr. Marko resigned as CEO in January 2018.

Options to Purchase Securities

                    No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based awards as at December 31, 2018, for each NEO:

						Share-based Awards
	Option-based Awards
							Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested
Fred Colen	20,000		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
President & CEO	2,500		$6.00	March 31, 2026	NIL	N/A	N/A	N/A
	600,000		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
	250,000		$0.88	December 3, 2026	NIL	N/A	N/A	N/A
Alexei Marko	2,500	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Former CEO & Director	1,250	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
	700		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
	100,000		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
Chris Clark	2,000	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
CFO & Secretary	1,000		C190.00	March 31, 2022	NIL	N/A	N/A	N/A
	3,000		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
	1,250		$6.00	March 31, 2026	NIL	N/A	N/A	N/A
	300,000		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
	100,000		$0.88	December 3, 2026	NIL	N/A	N/A	N/A
Brian McPherson	1,500	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Former COO	500	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
	240		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
Vicki Bebeau	1,500	C$	680.00	May 12, 2019	NIL	N/A	N/A	N/A
VP, C&R	500	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	2,000	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
	3,000		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
	1,250		$6.00	March 31, 2026	NIL	N/A	N/A	N/A
	100,000		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
	50,000		$0.88	December 3, 2026	NIL	N/A	N/A	N/A
Randy Lane	2,250	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Former VP, R&D	500	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	1,500	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
	2,000		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
	750		$6.00	March 31, 2026	NI	N/A	N/A	N/A
	50,000		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
Aaron Chalekian	750	C$	1,111.00	April 16, 2020	NIL	N/A	N/A	N/A
VP, PD&E	278	C$	519.00	December 28, 2020	NIL	N/A	N/A	N/A
	500	C$	190.00	March 21, 2022	NIL	N/A	N/A	N/A
	2,000		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
	750		$6.00	March 31, 2026	NIL	N/A	N/A	N/A
	100,000		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
	50,000		$0.88	December 3, 2026	NIL	N/A	N/A	N/A
John Panton	500	C$	843.00	June 1,2020	NIL	N/A	N/A	N/A
VP, Quality	250		C792.00	July 31, 2020	NIL	N/A	N/A	N/A
	217	C$	519.00	December 28, 2020	NIL	N/A	N/A	N/A
	500	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
	2,000		$63.00	January 24, 2026	NIL	N/A	N/A	N/A
	750		$6.00	March 31, 2026	NIL	N/A	N/A	N/A
	100,00		$2.72	September 30, 2026	NIL	N/A	N/A	N/A
	50,000		$0.88	December 3, 2026	NIL	N/A	N/A	N/A

(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's common shares as at December 31, 2018 (C$0.83 closing price on the TSX) and the exercise price of the options.

Director Compensation

                    In 2018, the directors of the Company (excluding any executive officers) were paid an annual retainer of $50,000, without any meeting fees. In addition, the Chairman of the Board, Mr. Paul Geyer, was paid an extra annual retainer of $10,000 and the Chairman of the Audit and Strategic Activities Committee, Mr. Steven Rubin, was paid an extra annual retainer of $10,000. On June 4, 2018, Mr. Paul Geyer resigned as Chairman of the Board and was appointed Chairman of the Audit and Strategic Activities Committee and Mr Steven Ruben resigned as Chairman of the Audit and Strategic Activities Committee and was appointed Chairman of the Board.

Summary Director Compensation Table

                    During the Company's most recently completed financial year of December 31, 2018, the compensation paid to each director, who was not an NEO, is summarized as follows:

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Paul Geyer former	60,000	N/A	145,576	N/A	N/A	N/A	N/A	$205,576
Chairman and Director
Steven Rubin	60,000	N/A	145,576	N/A	N/A	N/A	N/A	$205,576
Chairman and Director
Douglas Janzen	50,000	N/A	148,987	N/A	N/A	N/A	N/A	$198,987
Director
Jane Hsiao	50,000	N/A	145,576	N/A	N/A	N/A	N/A	$195,576
Director
William O'Neill	50,000	N/A	145,576	N/A	N/A	N/A	N/A	$195,576
Director
Alexei Marko	NIL	N/A	148,987	N/A	N/A	N/A	N/A	$148,987
Director

Share-based Awards and Option-based Awards

                    No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2018, for each director who was not an NEO:

						Share-based Awards
	Option-based Awards
						Number of shares of units or shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(1)
Paul Geyer	800	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Director	150	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	300	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
Douglas Janzen	650	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Director	150	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	300	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
Jane Hsiao	650	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Director	150	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	300	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
Steven Rubin	750	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Chairman	150	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	300	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
William O'Neill	650	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Director	150	C$	1,176.00	February 24, 2020	NIL	N/A	N/A	N/A
	300	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A
Alexei Marko	2,500	C$	650.00	April 15, 2019	NIL	N/A	N/A	N/A
Former CEO & Director	1,250	C$	190.00	March 31, 2022	NIL	N/A	N/A	N/A

Notes:

(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's common shares as at December 31, 2018 (C$0.83 closing price on the TSX) and the exercise price of the options.

                    The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:

Name and Principal Position	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
Fred Colen,	NIL	N/A	N/A
President & CEO
Alexei Marko	NIL	N/A	N/A
Former CEO & Director
Chris Clark	NIL	N/A	N/A
CFO & Secretary
Brian McPherson	NIL	N/A	N/A
Former COO
Vicki Bebeau	NIL	N/A	N/A
VP, C&R
Randy Lane	NIL	N/A	N/A
Former VP, R&D
Aaron Chalekian	NIL	N/A	N/A
VP, PD&E
John Panton	NIL	N/A	N/A
VP, Quality

(1)
All options are granted at market price.

                    The following table sets out the burn rate of the Existing Option Plan for the three most recently completed financial years:

Year	Options Granted	Weighted Average Securities Outstanding (000,000)	Burn Rate
2018	3,660,530	14,160,115	25.85%
2017	1,844,500	81,523,874	2.26%
2016	170,061	67,465,300	0.25%

C.                Board Practices

                    Item 6.A. "Directors, Senior Management and Employees — Directors and Senior Management" above sets out each directors' and officers' date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

                    For specific termination and change-of-control provisions for the Company's NEOs, see Item 6.B "Compensation."

                    As of March 19, 2019, all NEOs are engaged in a contract providing for benefits upon termination of employment with the Company.

Board Committees

                    The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the Audit and Strategic Activities Committee (the "Audit and Strategic Activities Committee"), the Compensation Committee (the "Compensation Committee") and the Corporate Governance and Nominating Committee (the "CGNC"). The written mandates governing each of these committees require that the committees be comprised of independent directors.

                    The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company designated a pricing committee in relation to the 2017 Financings.

Audit and Strategic Activities Committee

                    The Audit and Strategic Activities Committee is comprised of Paul Geyer (Chair), Steve Rubin and Douglas Janzen, all of whom are "financially literate" as defined in National Instrument 52-110 — Audit Committees ("NI 52-110") and the rules of the Nasdaq. Each member of the Audit and Strategic Activities Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Douglas Janzen served as the Audit and Strategic Activities Committee's financial expert for the 2018 fiscal year. A description of the education and experience of each Audit and Strategic Activities Committee member that is relevant to the performance of his responsibilities as an Audit and Strategic Activities Committee member may be found above under the heading "Directors, Senior Management and Employees — Directors and Senior Management".

                    The Audit and Strategic Activities Committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the financial management and the Auditor. The Audit and Strategic Activities Committee also reviews the annual audited financial statements and makes recommendations to the board. A copy of the Audit and Strategic Activities Committee's charter is set out below.

Audit and Strategic Activities Committee Charter

I.                 Purpose

                    The Audit and Strategic Activities Committee is responsible for assisting the Board of Directors (the "Board") in fulfilling its oversight responsibilities in relation to:

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

    •
    preparing an audit committee report to be included in the Company's management information circular; and

    •
    any additional matters delegated to the Audit and Strategic Activities Committee by the Board.

II.
Members

                    The Board must appoint a minimum of three directors to be members of the Audit and Strategic Activities Committee. All of the members of the Audit and Strategic Activities Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit and Strategic Activities Committee will be Financially Literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. "Financially Literate" means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

III.
Responsibilities

                    The auditor is ultimately accountable to the Audit and Strategic Activities Committee and reports directly to the Audit and Strategic Activities Committee. Accordingly, the Audit and Strategic Activities Committee will evaluate and be responsible for the Company's relationship with the auditor. Specifically, the Audit and Strategic Activities Committee will:

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

                    At least annually, and before the auditor issues its report on the Company's annual financial statements, the Audit and Strategic Activities Committee will:

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

                    The Audit and Strategic Activities Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit and Strategic Activities Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit and Strategic Activities Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit and Strategic Activities Committee at its next scheduled meeting following such pre-approval.

                    The Audit and Strategic Activities Committee has the authority to communicate directly with the auditor and will meet privately with the auditor as frequently as the Audit and Strategic Activities Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Audit and Strategic Activities Committee or the auditor, including, without limitation:

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

    •
    the auditor's opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and

    •
    the items required to be communicated to the Audit and Strategic Activities Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.

                    The Audit and Strategic Activities Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit and Strategic Activities Committee will review a summary of the auditor's audit plan for each audit.

                    The Audit and Strategic Activities Committee will determine the auditor's fee and the terms of the auditor's engagement. In determining the auditor's fee, the Audit and Strategic Activities Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Company, the size, complexity and financial condition of the Company and the extent of internal audit and other support to be provided to the auditor by the Company.

                    The Audit and Strategic Activities Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor's report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit and Strategic Activities Committee will also review and discuss with management and the auditor:

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

                    The Audit and Strategic Activities Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Company's financial statements prior to the Audit and Strategic Activities Committee's review of such financial statements or reconciliation.

                    The Audit and Strategic Activities Committee will:

    •
    review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit and Strategic Activities Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of "pro forma" or "adjusted" non-GAAP financial measures);

    •
    ensure that adequate procedures are in place for management's review of all other financial information extracted or derived from the Company's financial statements that were previously reviewed by the Audit and Strategic Activities Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit and Strategic Activities Committee shall periodically assess the adequacy of those procedures;

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

                    The Audit and Strategic Activities Committee members will meet privately with senior management as frequently as the Audit and Strategic Activities Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit and Strategic Activities Committee or senior management.

                    The Audit and Strategic Activities Committee will review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit and Strategic Activities Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company's ICFR which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company's ICFR.

                    The Audit and Strategic Activities Committee will review with the Company's legal counsel any legal or regulatory matters that could have a significant effect on the Company's financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

                    The Audit and Strategic Activities Committee will review periodically with senior management the Company's guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

                    The Audit and Strategic Activities Committee will periodically review with senior management the status of significant taxation matters of the Company.

                    The Audit and Strategic Activities Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

IV.
Complaints Procedure

                    The Audit and Strategic Activities Committee has established, and will continue to maintain, procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures for the confidential, anonymous submission of concerns by employees of the Company regarding questionable accounting or auditing matters or disclosure controls.

V.
Reporting

                    The Audit and Strategic Activities Committee will regularly report to the Board on:

    •
    the auditor's independence;

    •
    the performance of the auditor and the Audit and Strategic Activities Committee's recommendations regarding its reappointment or termination;

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

VI.
Review and Disclosure

                    The Audit and Strategic Activities Committee will review this Charter at least annually and submit it to the Board together with any proposed amendments. The Board will review the Charter and approve such further amendments as it deems necessary and appropriate.

VII.
Assessment

                    At least annually, the Corporate Governance Committee will review the effectiveness of the Audit and Strategic Activities Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

VIII.
Chair

                    Each year, the Board will appoint one member to be Chair of the Audit and Strategic Activities Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

IX.
Removal and Vacancies

                    Any member may be removed and replaced at any time by the Board, and will automatically cease to be a member as soon as the member ceases to meet the qualifications set out above. The Board will fill vacancies on the Audit and Strategic Activities Committee by appointment from among qualified members of the Board. If a vacancy exists on the Audit and Strategic Activities Committee, the remaining members will exercise all of its powers so long as a quorum remains in office.

X.
Access to Independent Counsel and Other Advisors

                    In carrying out its duties, the Audit and Strategic Activities Committee may retain independent counsel and any other outside advisor at the expense of the Company without Board approval at any time and has the authority to determine any such counsel's or advisor's fees and other retention terms. The Company shall also provide appropriate funding, as determined by the Audit and Strategic Activities Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit and Strategic Activities Committee that are necessary or appropriate in carrying out its duties.

Audit and Strategic Activities Committee Oversight

                    Since the commencement of the Company's most recently completed financial year, the Audit and Strategic Activities Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Grant Thornton LLP.

Reliance on Certain Exemptions

                    The Company's auditor, Grant Thornton LLP, has not provided any material non-audit services during the financial year ended December 31, 2018.

                    Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirements that the Audit and Strategic Activities Committee must pre-approve all non-audit services to be provided by the auditor, where the total fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

                    The Audit and Strategic Activities Committee will pre-approve the appointment of the auditor for any non-audit service to be provided to the Company or its subsidiaries, provided that it will not approve any service that is prohibited under applicable laws, rules and regulations. The Audit and Strategic Activities Committee may establish policies and procedures, that may be revised from time to time, which pre-approve the appointment of the auditor for certain non-audit services. In addition, the Audit and Strategic Activities Committee may delegate to one or more independent members the authority to pre-approve the appointment of the auditor for any non-audit service to the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation shall be reported to the full Audit and Strategic Activities Committee at its next scheduled meeting following such pre-approval.

External Auditor Service Fees by Category

                    The Audit and Strategic Activities Committee has reviewed the nature and amount of the non-audited services provided by Grant Thornton LLP to the Company to ensure auditor independence. Fees incurred with Grant Thornton LLP for audit and non-audit services in the last three fiscal years for audit fees are outlined in the table below. "Audit Fees" means all services performed by Grant Thornton LLP in connection with the review of annual consolidated financial statements of the Company including services performed to comply with generally accepted auditing standards. "Audit Related Fees" means all services performed by Grant Thornton LLP in connection with: the review of quarterly financial statements in accordance with generally accepted standards for a review; equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews. "Tax Fees" means all services performed by Grant Thornton LLP in connection with tax planning, compliance and advice. "Other Fees" means all services performed by Grant Thornton LLP outside of the services described above.

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2018	C$158,880	C$57,250	C$nil	C$nil
December 31, 2017	C$87,084	C$90,200	C$nil	C$nil
December 31, 2016	C$95,573	C$60,300	C$nil	C$nil

Compensation Committee

                    The Compensation Committee of the Company is composed of Doug Janzen (Chair), Dr. Jane Hsiao and Dr. William O'Neill, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Election of Directors — Director Biographies" above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company's policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

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

Corporate Governance and Nominating Committee

                    The Corporate Governance and Nominating Committee of the Company ("CGNC") is composed of Alexi Marko (Chair), Dr. Jane Hsiao and Dr. William O'Neill, of whom Dr. Jane Hsiao and Dr. William O'Neill are independent directors of the Company. Alexei Marko (an executive officer of the Company in the last three years) is deemed not to be an independent director of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Election of Directors — Director Biographies" above. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company's corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors. The CGNC has a written mandate, which requires that the CGNC:

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

Attendance

                    The table below shows the number of Board meetings each director attended in 2018.

Name of Director	Number of Meetings Attended	Percentage Attendance
Paul Geyer	3 of 3	100%
Alexei Marko	3 of 3	100%
Douglas Janzen	2 of 3	67%
Steven Rubin	3 of 3	100%
Dr. Jane Hsiao	2 of 3	67%
Dr. William O'Neill	3 of 3	100%

Directorships

                    The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Douglas Janzen	Aequus Pharmaceuticals Inc. Lexington Biosciences Inc.	TSXV TSXV
Steven Rubin	Castle Brands, Inc. Cocrystal Pharma, Inc. Chromadex Corporation Non-Invasive Monitoring Systems, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. Red Violet, Inc.	NYSE American Nasdaq Nasdaq OTCBB Nasdaq Nasdaq Nasdaq
Dr. Jane Hsiao	Cocrystal Pharma, Inc. Non-Invasive Monitoring Systems, Inc. OPKO Health, Inc. TransEnterix, Inc.	Nasdaq OTCBB Nasdaq NYSE American

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

D.                Employees

                    As of March 19, 2019, Nevoasc had a total of 98 employees and consultants on a full-time or part-time basis. Nevoasc has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company's development program. None of Nevoasc's employees are represented by a union. The following table sets forth the total number of Nevoasc's employees at December 31, 2018, 2017 and 2016, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	December 31,
	2018	2017	2016
Employees and consultants by category of activity:
Management	5	3	3
Administration and quality systems	18	21	24
Research	71	30	34
Commercial	4	56	90
Total number of employees and consultants	98	110	151
Employees and consultants by geographic location:
Canada	68	91	130
United States	24	17	20
Europe	6	2	1
Total number of employees and consultants	98	110	151

E.                Share Ownership

                    As at March 19, 2019, as a group, the Company's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 127,900 Common Shares being 0.00% of the 61,985,116 Common Shares issued and outstanding.

                    The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at March 19, 2019. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Fred Colen CEO	50,000	0.00%
Alexei Marko Former CEO	6,750	0.00%
Brian McPherson Former COO	nil	nil
Chris Clark CFO & Secretary	5,708	0.00%
Vicki Bebeau VP, C&R	4,000	0.00%
Randy Lane Former VP, R&D	4,171	0.00%
Aaron Chalekian VP, PD&E	nil	nil
John Panton VP, Quality	nil	nil
Paul Geyer Director	22,702	0.00%
Douglas Janzen Director	2,515	0.00%
Jane Hsiao Director	26,869	0.00%
Steven Rubin Chairman	3,269	0.00%
William O'Neill Director	1,106	0.00%

(1)
These numbers include Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from March 19, 2019.

(2)
Based on an aggregate total of 61,985,116 Common Shares, being the 61,985,116 Common Shares issued and outstanding as at March 19, 2019 plus the nil Common Shares underlying stock options or other securities that are exercisable within 60 days from March 19, 2019.

                    Item 6.B., "Directors, Senior Management and Employees — Compensation" above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

                    The following table shows the name and information about Neovasc's voting securities owned by each person or company which, as at March 19, 2019, owned of record, or which, to Neovasc's knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company's voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class on a Diluted Basis(1)
Hudson Bay Capital Management LP(2)	5,767,693 Common Shares	Beneficial	9.30%
Magnetar Financial LLC(3)	6,198,512 Common Shares	Beneficial	9.99%
Opko Health, Inc.	3,385,752 Common Shares	Beneficial	5.46%
SMALLCAP World Fund, Inc.	4,942,046 Common Shares	Beneficial	7.97%

(1)
Based on 61,985,116 outstanding Common Shares as of March 19, 2019. The Common Shares issuable upon conversion of the Notes are calculated using the conversion price or exercise prices of such Notes as of March 19, 2019.

(2)
Hudson Bay Capital Management LP and Sander Gerber share beneficial ownership to these Common Shares. Consists of 639,225 Common Shares and 5,128,468 Common Shares issuable upon conversion Notes subject to the Ownership Limitation. Accordingly, Hudson Bay Capital Management LP and Sander Gerber disclaim beneficial ownership of the Common Shares issuable upon conversion of such Notes to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(3)
Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz share beneficial ownership to these Common Shares. Consists of 1,018,344 Common Shares and 22,629,366 Common Shares issuable upon conversion Notes subject to the Ownership Limitation. Accordingly, Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz disclaim beneficial ownership of the Common Shares issuable upon conversion of such Notes to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

                    The information in the table above was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent, and by the individuals themselves.

                    No major shareholders have different voting rights.

                    As of March 19, 2019, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	48	2,088,064	3.37%
United States	23	59,896,593	96.63%
Other	26	459	0.00%
Total	97	61,985,116	100%

                    The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

                    Given the potential dilutive effect of future conversions of the Company's Notes issued pursuant to the 2017 Private Placement, it is possible that the aggregate conversion of these Notes and subsequent sale of the Common Shares issued could effect a change in control of the Company. For greater detail about the Notes issued pursuant to the 2017 Private Placement, the Common Shares issued to date pursuant to such conversions, and aggregate principal amount of Notes remaining outstanding, see Item 10.A "Share Capital" of this Annual Report.

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

Indebtedness

                    Included in accounts payable and accrued liabilities at December 31, 2018 is $360,576 (compared to $nil on December 31, 2017) due to related parties with respect to the transactions described under "Executive Compensation" in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

                    Included in accounts payable and accrued liabilities at December 31, 2017 was $nil (compared to $67,500 on December 31, 2016) due to related parties with respect to the transactions described under "Executive Compensation" in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

ITEM 8.    FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

                    The Company's audited consolidated financial statements as at and for the years ended December 31, 2018, 2017 and 2016, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Grant Thornton LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

                    The Company is engaged as a defendant and appellant in certain lawsuits, as further described below. Litigation resulting from third party claims has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

                    On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. The oral hearing of the appeal before the Appeals Court of Munich was held on November 8, 2018. During that hearing CardiAQ dropped its affirmative appeal of the underlying decision, while maintaining its opposition to Neovasc's appeal. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

Claims by CardiAQ in the United States

                    On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On August 3, 2018, Neovasc wrote the presiding District Judge regarding potential resolution of the case including as to a statutory procedure available with the Patent Office concerning certain dependent claims of U.S. Patent 9,770,329 in particular, and the Court held a hearing to discuss this issue on September 13, 2018. No other litigation schedule or deadlines have been set; the Court has stayed the case until April 15, 2019 to allow the parties to discuss a potential resolution. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

                    Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the "Court") and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

Other Matters

                    By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action"), the Neovasc Defendants were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the "Edwards Plaintiffs") against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs' claim making related allegations. In summary, the Edwards Plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The Edwards Plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants filed their Statement of Defence and Counterclaim against the Edwards Plaintiffs on April 30, 2018. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Company, Boston Scientific and Livanova, will be dismissed on a no-costs basis.

                    On September 7, 2018, Endovalve filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The Complaint sought injunctive relief, money damages, and attorneys' fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice. See the Material Change Report and Settlement Agreement filed on SEDAR at www.sedar.com and furnished to the SEC on Form 6-K at www.sec.gov on February 20, 2019.

                    On August 3, 2018, the Company announced that it had entered into the Penn Agreement, which resolved certain potential claims against the Company that had been previously disclosed.

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

B.                Significant Changes

                    There have been no significant changes in the Company's financial condition since the most recent consolidated financial statements for the fiscal year ended December 31, 2018, except that:

    i.
    On February 28, 2019, the Company completed the 2019 Financing for net proceeds of approximately $4.02 million.

    ii.
    On March 15, 2019 the Company completed the 2019 Financing for net proceeds for approximately $4.25 million

    iii.
    On February 13,2019, the Company received proceeds of $1,200,400 from the exercise of Series C Warrants, which represents an increase in cash and cash equivalents of approximately 13% compared to the reported cash and cash equivalents of $9,242,809 as at December 31, 2018. The Company issued 8,222 2017 Warrant Shares, 822,192 Series A Warrants and 822,192 Series B Warrants upon exercise of the Series C Warrants. As of March 19, 2019, all of the Series B Warrants (including those issued upon exercise of the Series C Warrants) had been exercised using the cashless alternative net number mechanism for 2,233,347 Common Shares. On March 11, 2019, all of the remaining Series A Warrants (including those issued upon exercise of the Series C Warrants) were surrendered and cancelled pursuant to the Exchange.

    iv.
    On March 11, 2019, the Company completed the previously announced Exchange, pursuant to which the Company issued an aggregate of approximately 496,239 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant. No 2017 Warrants remain outstanding or issuable.

    v.
    As of March 19, 2019, an additional $4,285,000 aggregate principle amount of the Notes has been converted using the alternate conversion price mechanism, resulting in the issuance of 9,007,866 Common Shares, and $10,825,000 aggregate principle amount remains outstanding.

ITEM 9.    THE OFFER AND LISTING

A.                Offer and Listing Details

                    As at March 19, 2019, the Company had 61,985,116 Common Shares outstanding. Our Common Shares began trading under the symbol "NVCN" on the Nasdaq on May 21, 2014 and on the TSX on June 23, 2014.

B.                Plan of Distribution

                    Not applicable.

C.                Markets

                    The Company's Common Shares are listed under the symbol "NVCN" on the Nasdaq and the TSX. The Company's Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On March 19, 2019, the closing prices of the Company's Common Shares on the Nasdaq and the TSX were $0.4588 and C$0.61, respectively.

D.                Selling Shareholders

                    Not applicable.

E.                Dilution

                    Not applicable.

F.                 Expenses of the Issue

                    Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.                Share Capital

Common Shares

                    The Company is authorized to issue an unlimited number of Common Shares without par value. As of March 19, 2019, there were 61,985,116 Common Shares issued and outstanding, 3,682,469 Common Shares issuable upon exercise of outstanding stock options and 1,444,444 Common Shares issuable upon exercise of the Broker Warrants. Taking into account the total principal amount of the Notes remaining outstanding, and assuming full conversion of the Notes if the Market Price (as defined below) of the Common Shares remained at $0.4588 per Common Share (being the closing price of the Common Shares on March 19, 2019) on the date of conversion, assuming conversion of the outstanding Notes using the Alternate Conversion Price (as defined below) mechanism, the maximum number of Common Shares issuable would be 27,757,834 representing approximately 45% of Neovasc's current issued and outstanding number of Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than the closing price of the Common Shares on March 19, 2019, the future-priced conversion provisions contained in the Notes would result in a further increase in the number of shares issuable.

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

Preferred Shares

                    The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders' meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company's board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of March 19, 2019.

Senior Secured Convertible Note

                    Pursuant to the 2017 Private Placement, the Notes were issued in an aggregate principal amount of $32,750,000. As of March 19, 2019, $21,925,000 aggregate principle amount of the Notes had been converted for 19,773,718 Common Shares and $10,825,000 aggregate principle amount of the Notes remained outstanding. For a more fulsome description of the terms of the Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

                    The Notes were issued at an original issue price of $850 per $1,000 principal amount of notes. Interest on the Notes commenced accruing on the date of issuance at the 0% interest rate, computed on the basis of a 360-day year and twelve 30-day months and payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including the date of maturity on which the principal of the Notes is repayable. The Notes were initially granted with an 18-month term, however the maturity date was extended to May 17, 2020 pursuant to certain waiver agreements between the Company and the holders of the Notes, as described above. The form of waiver agreement is available on the Company's profiles on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Upon an event of default, the interest rate shall automatically be increased to 15% per annum. The Notes are senior to all other indebtedness and secured by all assets of the Company. Any portion of the outstanding and unpaid amount remaining under the Notes are convertible into

Common Shares (the "Note Conversion Shares"). The conversion rate will be the number of Common Shares issuable upon conversion of any conversion amount determined by dividing (x) the sum of the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and all accrued and unpaid interest with respect to such portion of the principal amount and accrued and unpaid late charges with respect to such portion of such principal and any such interest by (y) $1.46 (the "Note Conversion Price"), subject to certain adjustments. The Notes contain a future-priced conversion mechanism upon the earlier of (x) the later of (i) upon the occurrence of an event of default, the twentieth day following the cure of such event of default and (ii) the twentieth day following the holder of the Note having received notice of such event of default and (y) the fourth month anniversary of the closing of the sale of the Notes.

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

                    The holder of any Note may, in its sole discretion, convert the Note at an alternate conversion price ("Alternate Conversion Price") rather than the Note Conversion Price, where the Alternate Conversion Price equals 85% of the lowest VWAP of the Common Shares during the ten consecutive trading day period ending and including the date of delivery or deemed delivery of the applicable conversion notice. The effect of the Alternate Conversion Price mechanism is that the number of Common Shares issued upon conversion of the Note increases as the market price falls. As an example, if as of the conversion date the lowest VWAP of the Common Shares during the prior ten-day trading period (including the conversion date) is $0.4588, then, if the holders exercise all of the Notes remaining issued and outstanding as at March 19, 2019 at the Alternate Conversion Price, a total of 27,757,834 Common Shares will be issued pursuant to such conversion.

                    The terms of the Notes prohibit a holder from converting its Notes if doing so would result in such holder (together with such holder's affiliates) beneficially owning more than 9.99% of the number of Common Share outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the Notes. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares up to the nearest whole share. Upon a change of control of the Company, the portion of the Note subject to redemption shall be redeemed by the Company in cash at the premium price equal to the Change of Control Redemption Price (which is 125%). The Note holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of Common Shares as if they had converted their Notes and were holders of the Note Conversion Shares. The Company shall not enter into or be party to a Fundamental Transaction (as described under the risk factor entitled "The Notes issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions") unless the Successor Entity assumes in writing all of the obligations of the Company under the Note and it delivers to each holder of Notes in exchange for such Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the Notes. Under the Notes, an event of default triggers a redemption right with a redemption premium regardless of whether the event of default is cured. Under the Notes, a change of control triggers a redemption right with a redemption premium.

                    The Notes contain certain covenants, which include: restricted payments upon an event of default, restrictions on distributions, and restrictions on asset transfers (other than ordinary course of business). The Notes and any Common Shares issued upon conversion of the Notes may be offered, sold, assigned or transferred by the holder without the consent of the Company.

                    The Note is secured by a general security agreement dated as of November 17, 2017 granted by the Company to and in the favor of Bio IP Ventures II LLC, as collateral agent for the benefit of the Noteholders over all of the Company's present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer.

Broker Warrants

                    In connection with the 2019 Financings, the Company issued the Broker Warrants to purchase up to 1,444,444 Common Shares at an exercise price of $0.5625 per Common Share to the underwriter in the 2019 Financings. The Broker Warrants are exercisable immediately and for three years from their dates of issuance. Pursuant to FINRA Rule 5110(g), the Broker Warrants and any common shares issued upon the exercise of the Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the relevant 2019 Financing pursuant to which such Broker Warrants were issued, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in such 2019 Financing and the officers or partners thereof, if all securities so transferred remain subject to the Lock up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter in the relevant 2019 Financing or related persons does not exceed 1% of the securities being offered in the relevant 2019 Financing; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock up restriction set forth below for the remainder of the time period.

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

                    A special meeting of the shareholders may be convened by order of the Board at any date and time and at any place within Canada or, if all the shareholders entitled to vote at such meeting so agree, outside Canada.

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

      1.
      Underwriting Agreement, dated March 13, 2019, between the Company and H.C. Wainwright & Co., LLC.

      2.
      Underwriting Agreement, dated February 26, 2019, between the Company and H.C. Wainwright & Co., LLC.

      3.
      Settlement Agreement, dated February 19, 2019, by and between the Company, Neovasc Tiara Inc., Endovalve Inc. and Micro Interventional Devices Inc.

      4.
      Waiver Agreement, dated September 11, 2018, between the Company and the Holders of Senior Convertible Notes.

      5.
      License and Collaboration Agreement, dated August 3, 2018, between the Company and the Trustees of the University of Pennsylvania.

      6.
      Employment Agreement, dated January 22, 2018, between the Company and Fred Colen.

      7.
      Securities Purchase Agreement, dated November 9, 2017, between the Company and the investors listed therein.

      8.
      Form of Senior Secured Convertible Note.

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

F.                 Dividends and Paying Agents

                    Not applicable.

G.                Statement by Experts

                    The consolidated financial statements as of December 31, 2018, 2017 and 2016, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2018, 2017 and 2016, and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Grant Thornton LLP, Chartered Accountants, 1600 — 333 Seymour St., Vancouver, BC, V6B 5A6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

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

                    Electronic SEC filings with reports, proxy and information statements and other information regarding Neovasc are available at www.sec.gov. Further information about the Company is available at www.neovasc.com.

I.                 Subsidiary Information

                    Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                    The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, "Financial Statements — Note 5. Financial Risk Management" of the Company's audited consolidated financial statements as at and for the years ended December 31, 2018, 2017 and 2016, for a qualitative and quantitative discussion of the Company's exposure to these market risks.

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

ITEM 15.    CONTROLS AND PROCEDURES

A.                Disclosure Controls and Procedures

                    The Company's management, under the supervision of the CEO and CFO, has designed DC&P and ICFR, based on the Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). DC&P are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by the Company under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the United States Securities and Exchange Commission (the "SEC").

                    DC&P are designed to provide reasonable assurance that material information relating to the Corporation is made known to the CEO and CFO during the reporting period and the information required to be disclosed by the Corporation is recorded, processed, summarized and reported in a timely and appropriate manner. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with international financial reporting standards. Due to the inherent limitations associated with any such controls and procedures, management recognizes that, no matter how well designed and operated, they may not prevent or detect misstatements on a timely basis.

                    Because the Company is an "emerging growth company" as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an "emerging growth company", which may be for as long as five years following its initial registration in the United States as at December 31, 2018.

                    The Corporation's management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that a material weakness in ICFR occurred during the quarter ending September 30, 2018 as detailed below.

                    A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim financial statements will occur and not be detected by management before the financial statements are published. Controls can potentially be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based on part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                    In light of the aforementioned material weakness, management conducted a thorough review of all non-routine agreements for the year ended December 31, 2018. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended December 31, 2018 fairly present in all material respects and financial condition and results of operations for the Company in conformity with international financial reporting standards.

Material Weakness in ICFR

                    On August 3, 2018 the Company entered into the Penn Agreement with Penn. This was a non-routine agreement and there was a material weakness in the ICFR such that the future payments to be made under the Penn Agreement were not correctly accounted for. As this was a non-routine transaction there was no specific control in place to review the Penn Agreement for potential future liabilities. The future payments committed to in the Penn Agreement were approved by the board and senior management, but the liability was not recorded in the quarter ended September 30, 2019 as there was no control in place to ensure this happened. In the condensed interim consolidated financial statements for the nine months ended September 30, 2018, the Company correctly recorded the first payment paid to Penn in the period, but did not accrue for the fair value of the future payments contractually agreed to in the Penn Agreement.

                    Prior to the filing of this annual report, the Penn Agreement was further reviewed, the material weakness in the controls was identified and the Company filed amended and restated condensed interim consolidated financial statements and management discussion and analysis for the three and nine months ended September 30, 2018 on February 22, 2019. The impact of the amendment and restatement was to accrue for the fair value of the future payments contractually agreed to in the Penn Agreement, increasing the loss for the period ended September 30, 2018 and the accrued liabilities as at September 30, 2018 by $1,379,790.

                    In its assessment of the effectiveness of ICFR as of December 31, 2018, the Company determined that there were control deficiencies that constituted a material weakness in ICFR relating to the accrual for the fair value of future payments under non-routine agreements. Due to this material weakness, management concluded that ICFR was not effective as of December 31, 2018.

Remediation for Material Weakness in ICFR

                    The Company has developed and implemented a remediation plan to address the material weakness described above. Specifically, the Company plans to increase the strength of design and operating effectiveness for internal control over non-routine agreements. The Company will also undertake the following actions to improve ICFR:

    •
    Flag all non-routine agreements for senior management review to ensure that any potential future liabilities are identified and accrued during the period the agreement is signed.

    •
    Deploy an internal control compliance program, in accordance with COSO, designed to identify potential deficiencies in DC&P and ICFR throughout the year ending December 31, 2019, to ensure that deficiencies are identified and remediated in a timely manner.

                    Further mature DC&P and ICFR practices in addition to enhancing risk assessment, control design assessment, and operating effectiveness testing practices throughout the year ending December 31, 2019.

B.                Management's Annual Report on Internal Control Over Financial Reporting

                    In its assessment of the effectiveness of ICFR as of December 31, 2018, the Company determined that there were control deficiencies that constituted a material weakness in ICFR relating to the accrual for the fair value of future payments under non-routine agreements. Due to this material weakness, management concluded that ICFR was not effective as of December 31, 2018. See the description above under Item 15.A. "Disclosure Controls and Procedures".

C.                Report of the Independent Public Accounting Firm

                    Not applicable. Under the JOBS Act, emerging growth companies are exempt from Section 404(b) of SOX, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of internal control over financial reporting. The Company qualifies as an emerging growth company under the JOBS act.

D.                Changes in Internal Control over Financial Reporting

                    See the description above under Item 15.A. "Disclosure Controls and Procedures".

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

ITEM 16B    CODE OF ETHICS

                    Neovasc has adopted a Code of Business Conduct and Ethics (the "Code") applicable to all of its directors and employees, including its CEO and CFO, which is a "code of ethics" as defined in Item 16B of Form 20-F promulgated by the SEC and which is a "code" under National Instrument NI 58-101. The objective of the Code of Conduct is to (i) emphasize Neovasc's commitment to ethics and compliance with the laws, (ii) set forth basic standards of ethical and legal behavior, (iii) provide reporting mechanisms for known or suspected ethical or legal violations and (iv) help prevent and detect wrongdoing. The full text of the Code is posted on Neovasc's website at www.neovasc.com. Information contained on, or that can be accessed through, the Company's website does not constitute a part of this Annual Report and is not incorporated by reference herein. If Neovasc makes any amendment to the Code or grants any waivers, including any implicit waiver, from a provision of the code of conduct, Neovasc will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC's Form 20-F, if a waiver or amendment of the Code applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, Neovasc will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

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

Governance and Nominating Committee Composition

                    Rule 5605(e) of the Nasdaq Marketplace Rules requires that all the members of a nominating committee of an issuer must be "independent" as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules. The Company has informed the Nasdaq that it follows applicable Canadian laws with respect to nominating committee composition, which do not mandate a nominating committee comprised entirely of independent directors. Alexei Marko, who is a non-independent director of the Company, was appointed as Chair of Neovasc's Governance and Nominating Committee on June 11, 2018.

ITEM 16H    MINE SAFETY DISCLOSURE

                    Not applicable.

PART III

ITEM 17.    FINANCIAL STATEMENTS

                    See Item 18 "Financial Statements" located elsewhere in this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

                    The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

      1.
      The Company's audited consolidated financial statements as at and for the years ended December 31, 2018, 2017 and 2016, together with the notes thereto and the auditor's report thereon.

ITEM 19.    EXHIBITS

1.	Articles of Incorporation and Bylaws
	1.1	Certificate of Incorporation of Medical Ventures Corp., dated November 2, 2000.*
	1.2	By-law No. 1 of Medical Ventures Corp., dated January 29, 2002.*
	1.3	Certificate and Articles of Continuance of Medical Ventures Corp., dated April 19, 2002.*
	1.4	Certificate and Articles of Amendment of Neovasc Inc., dated July 1, 2008.*
	1.5	Certificate and Articles of Amendment of Neovasc Inc., dated September 18, 2018.
4.	Material Contracts
	4.1	Underwriting Agreement, dated February 26, 2019, between the Company and H.C. Wainwright & Co., LLC.**
	4.2	Underwriting Agreement, dated March 13, 2019, between the Company and H.C. Wainwright & Co., LLC.***
	4.3	Settlement Agreement, dated February 19, 2019, by and between the Company and Neovasc Tiara Inc., Endovalve Inc. and Micro Interventional Devices Inc.****
	4.4	Waiver Agreement, dated September 11, 2018, between the Company and the Holders of Senior Convertible Notes.*****
	4.5	License and Collaboration Agreement, dated August 3, 2018, between the Company and the Trustees of the University of Pennsylvania.******
	4.6	Employment Agreement, dated January 22, 2018, between the Company and Fred Colen.*
	4.7	Securities Purchase Agreement, dated November 9, 2017, between the Company and the investors listed therein.*******
	4.8	Form of Senior Secured Convertible Note.*******
8.1	List of Subsidiaries*
11.1	Neovasc Code of Business Conduct and Ethics*
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.

13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes — Oxley Act of 2002.
15.1	Consent of Grant Thornton LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed (No. 001-36458) with the SEC on Form 20-F of the Company on April 30, 2018.
**	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on February 26, 2019.
***	Previously filed (No. 00136458) with the SEC on Form 6-K of the Company on March 13, 2019.
****	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on February 20, 2019.
*****	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on September 12, 2018.
******	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on August 6, 2018.
*******	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on November 13, 2017.

SIGNATURES

                    The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOVASC INC.
DATED: March 21, 2019
	By:	/s/ CHRIS CLARK Chris Clark Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
The Company's audited consolidated financial statements as at and for the years ended December 2018, 2017 and 2016, together with the notes thereto and the auditor's report thereon.	F-2

Report of independent registered
public accounting firm

Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4
T +1 604 687 2711 F +1 604 685 6569

To the Board of Directors and Shareholders of Neovasc Inc.

Opinion on the financial statements

                    We have audited the accompanying consolidated statements of financial position of Neovasc Inc. (the "Company") as of December 31, 2018 and December 31, 2017, the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and December 31, 2017 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material uncertainty related to going concern

                    The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company incurred a net loss of $108,042,868 during the year ended December 31, 2018, and as of that date, the Company's liabilities exceeded its assets by $9,666,884. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

                    These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

                    We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

                    Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

                    We have served as the Company's auditor since 2002.

Vancouver, Canada
March 21, 2019	Chartered Professional Accountants

NEOVASC INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,
(Expressed in U.S. dollars)

	Notes	2018	2017	2016
ASSETS
Current assets
Cash and cash equivalents	6	$9,242,809	$17,507,157	$22,954,571
Cash held in escrow	7	—	—	70,000,000
Accounts receivable	8	647,143	1,334,923	3,117,474
Inventory	9	258,742	398,556	196,723
Prepaid expenses and other assets	10	591,236	802,366	505,340

Total current assets		10,739,930	20,043,002	96,774,108

Non-current assets
Restricted cash	11	439,736	478,260	449,760
Property, plant and equipment	12	813,628	1,685,181	1,585,635

Total non-current assets		1,253,364	2,163,441	2,035,395

Total assets		$11,993,294	$22,206,443	$98,809,503

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$6,852,539	$1,844,955	$2,490,943
Damages provision	14	—	—	111,781,096
Convertible Note	15	1,423,224	4,261,597	—
Derivative liability from financing	15	—	19,997,345	—

Total current liabilities		8,275,763	26,103,897	114,272,039

Non-Current Liabilities
Convertible Note	15	13,194,112	15,745,962	—
Derivative liability from financing	15	190,303	16,831,685	—

Total non-current liabilities		13,384,415	32,577,647	—

Total liabilities		$21,660,178	$58,681,544	$114,272,039

Equity
Share capital	17	$304,460,533	$171,803,816	$168,712,673
Contributed surplus	17	26,260,806	23,056,846	22,301,437
Accumulated other comprehensive loss		(7,653,028)	(6,643,436)	(4,693,040)
Deficit		(332,735,195)	(224,692,327)	(201,783,606)

Total equity		(9,666,884)	(36,475,101)	(15,462,536)

Total liabilities and equity		$11,993,294	$22,206,443	$98,809,503

Going Concern and Uncertainty (see Note 1b and 5d)
Subsequent Events (see Note 25)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For years ended December 31,
(Expressed in U.S. dollars)

	Notes	2018	2017	2016
REVENUE
Reducer	18	$1,749,133	$1,128,126	$1,004,948
Contract manufacturing and consulting services		—	4,260,888	8,507,848

		1,749,133	5,389,014	9,512,796
COST OF GOODS SOLD		366,258	3,477,821	7,091,761

GROSS PROFIT		1,382,875	1,911,193	2,421,035

EXPENSES
Selling expenses	20	1,353,165	886,226	696,638
General and administrative expenses	20	16,438,936	15,684,783	19,182,787
Product development and clinical trials expenses	20	16,060,857	17,489,092	19,364,503

		33,852,958	34,060,101	39,243,928

OPERATING LOSS		(32,470,083)	(32,148,908)	(36,822,893)

OTHER (EXPENSE)/INCOME
Interest income		183,065	355,806	177,761
Gain on sale of assets		238,907	—	65,095,733
Damages provision		—	(738,021)	(111,781,096)
(Loss)/gain on foreign exchange		(175,054)	2,726,728	(273,746)
Unrealized (loss)/gain on derivative liability and convertible note	15	(814,827)	10,732,089	—
Realized loss on exercise of warrants and convertible note	17	(28,003,594)	—	—
Amortization of deferred loss	15	(46,894,189)	(3,351,987)	—
Unrealized gain on damages provision		—	—	(2,690,129)

		(75,465,692)	9,724,615	(49,471,477)

LOSS BEFORE TAX		(107,935,775)	(22,424,293)	(86,294,370)

Tax expense	16	(107,093)	(484,428)	(200,523)

LOSS FOR THE YEAR		$(108,042,868)	$(22,908,721)	$(86,494,893)

OTHER COMPREHENSIVE INCOME FOR THE YEAR
Exchange difference on translation other than for damages provision		—	(1,950,396)	1,406,842
Fair market value changes in convertible note due to changes in own credit risk		(1,009,592)	—	2,690,129

		(1,009,592)	(1,950,396)	4,096,971
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR		$(109,052,460)	$(24,859,117)	$(82,397,922)

LOSS PER SHARE
Basic and diluted loss per share	22	$(7.63)	$(28.10)	$(128.21)

                    See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2016		$161,505,037	$20,569,110	$(8,790,011)	$(115,288,713)	$57,995,423

Issue of share capital pursuant to a private placement	17(b)	7,090,200	—	—	—	7,090,200
Share issue costs	17(b)	(35,540)	—	—	—	(35,540)
Issue of share capital on exercise of options	17(b)	152,976	(77,784)	—	—	75,192
Share-based payments	20	—	1,810,111	—	—	1,810,111
Transaction with owners during the year		7,207,636	1,732,327	—	—	8,939,963
Loss for the year		—	—	—	(86,494,893)	(86,494,893)
Other comprehensive loss for the year		—	—	4,096,971	—	4,096,971

Balance at December 31, 2016		$168,712,673	$22,301,437	$(4,693,040)	$(201,783,606)	$(15,462,536)

Issue of share capital on exercise of options	17(b)	1,964,086	(1,729,134)	—	—	234,952
Issue of share capital on exercise of warrants	17(b)	1,127,057	—	—	—	1,127,057
Share-based payments	20	—	2,484,543	—	—	2,484,543

Transactions with owners during the year		3,091,143	755,409	—	—	3,846,552
Loss for the year		—	—	—	(22,908,721)	(22,908,721)
Other comprehensive loss for the year		—	—	(1,950,396)	—	(1,950,396)

Balance at December 31, 2017		$171,803,816	$23,056,846	$(6,643,436)	$(224,692,327)	$(36,475,101)

Issue of share capital on exercise of options	17(b)	88,917	(88,917)	—	—	—
Issue of share capital on exercise of warrants	17(b)	113,985,426	—	—	—	113,985,426
Issue of share capital on conversion of notes	17(b)	18,582,374	—	—	—	18,582,374
Share-based payments	20	—	3,292,877	—	—	3,292,877

Transactions with owners during the year		132,656,717	3,203,960	—	—	135,860,677
Loss for the year		—	—	—	(108,042,868)	(108,042,868)
Other comprehensive loss for the year		—	—	(1,009,592)	—	(1,009,592)

Balance at December 31, 2018		$304,460,533	$26,260,806	$(7,653,028)	$(332,735,195)	$(9,666,884)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For years ended December 31,
(Expressed in U.S. dollars)

		2018	2017	2016
OPERATING ACTIVITIES
Loss for the year		$(108,042,868)	$(22,908,721)	$(86,494,893)
Adjustments for:
Depreciation	20	384,126	534,545	755,734
Share-based payments	20	3,292,877	2,484,543	1,810,111
Damages provision		—	738,021	111,781,096
Accrued employee termination expenses		373,171	—	—
Collaboration and services provision		1,379,790	—	—
Settlement provision		2,749,968
Gain on sale of assets		(238,907)	—	(65,095,733)
Loss on disposal of assets		51,106	—	—
Unrealized loss/(gain) on derivative liability and convertible note	15	814,827	(10,732,089)	—
Realized loss on exercise of warrants and convertible note	17	28,003,594	—	—
Amortization of deferred loss	15	46,894,189	3,351,987	—
Write-down accounts receivable		489,449	—	—
Income tax expense		107,093	484,428	200,523
Interest income		(183,065)	(355,806)	(177,761)

		(23,924,650)	(26,403,092)	(37,220,923)

Net change in non-cash working capital items:
Accounts receivable		198,331	1,907,768	(1,357,201)
Inventory		139,814	(174,392)	(470)
Prepaid expenses and other assets		282,091	(235,366)	(221,973)
Accounts payable and accrued liabilities		504,655	(1,046,664)	(842,360)
Damages Provision		—	(112,519,117)	—

		1,124,891	(112,067,771)	(2,422,004)

Income tax and Interest paid and received:
Income tax paid		183,065	(255,118)	(326,492)
Interest received		(178,054)	112,036	175,260

		5,011	(143,082)	(151,232)

Net cash applied to operating activities		(22,794,748)	(138,613,945)	(39,794,159)

INVESTING ACTIVITES
(Increase)/Decrease in restricted cash		38,524	2,520	(449,760)
Increase in cash held in escrow		—	70,000,000	(70,000,000)
Purchase of property, plant and equipment	12	(190,382)	(505,667)	(656,170)
Proceeds from sale of assets		865,610	—	67,741,740

Net cash (applied to)/ received from investing activities		713,752	69,496,853	(3,364,190)

FINANCING ACTIVITIES
Proceeds from exercise of warrants	17(b)	13,816,648	18,750	—
Proceeds from private placements and public offerings		—	—	7,054,660
Proceeds from financing before fees		—	65,324,997	—
Proceeds from exercise of options		—	234,952	75,192

Net cash from financing activities		13,816,648	65,578,699	7,129,852

NET CHANGE IN CASH AND CASH EQUIVALENTS		(8,264,348)	(3,538,393)	(36,028,497)
CASH AND CASH EQUIVALENTS
Beginning of the year		17,507,157	22,954,571	55,026,171
Exchange difference on cash and cash equivalents		—	(1,909,021)	3,956,897

End of the year		$9,242,809	$17,507,157	$22,954,571

Represented by:
Cash	6	$9,242,809	$17,507,157	13,961,537
Cashable high interest savings accounts		—	—	8,993,034

		$9,242,809	$17,507,157	$22,954,571

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For years ended December 31, 2018, 2017 and 2016
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

  The consolidated financial statements of the Company for the years ended December 31, 2018, 2017 and 2016 comprise of the Company and its subsidiaries, all of which are wholly owned. The Company's principal place of business is located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company's registered office is located at Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's common shares (the "Common Shares") are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

  Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer (the "Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara (the "Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

  (b)
  Going Concern and Uncertainty

  As at December 31, 2018, the Company had approximately $9.2 million in cash and cash equivalents, sufficient cash for approximately five months of operations, and will need to obtain additional debt or equity financing in 2019 to fund ongoing operations. The Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

  These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

  c)
  Share Consolidation (reverse stock split)

  On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidation. The number of 2017 Warrants (as defined below) and aggregate principal amount of Notes (as defined below) were not affected by the consolidation, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the Notes will be adjusted proportionally to the share consolidation ratio.

2.     BASIS OF PREPARATION

  (a)
  Statement of compliance with IFRS

  These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS), as issued by the International Accounting Standards Board ("IASB").

  (b)
  Basis of measurement

  The Company's consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.

  (c)
  Basis of consolidation

  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Neovasc Medical Inc., Neovasc Tiara Inc., Neovasc (US) Inc., Neovasc Medical Ltd., B-Balloon Ltd. (which is in the process of being voluntarily liquidated), Neovasc GmbH, and Neovasc Management Inc. All intercompany balances and transactions have been eliminated upon consolidation.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (Continued)

  (d)
  Presentation of financial statements

  The Company has elected to present the 'Statement of Comprehensive Income' in a single statement.

  (e)
  Use of estimates and management judgment

  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting year. Actual results may differ from those estimates.

  Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected.

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

  Allowance for doubtful accounts receivable

  The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9. Actual collectability of customer balances can vary from the Company's estimation.

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

  Share-based payments

  The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, risk free interest rate, volatility and forfeiture rates.

  Determination of functional currency

  The Company determines its functional currency as the United States dollar based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management uses a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
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

  Contingent Liabilities

  Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the consolidated financial statements of the year in which the change in probability occurs.

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

  The warrants and convertible notes will be measured at fair value through profit and loss at each year end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2018 are disclosed in Note 15.

3.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

  (a)
  Foreign currency translation

  The presentation currency of the consolidated financial statements is the United States dollar. Where functional currency is different than presentation currency, all revenues, expenses and cash flows for each year are translated into the presentation currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities are translated using the exchange rate at the end of the year and stockholders' equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

  Foreign currency denominated non-monetary assets and liabilities are translated at the historical rates of exchange in effect on the date the asset was acquired or liability incurred. Foreign currency denominated revenues and expenses are translated at the rate of exchange on the date on which such transactions occur. Foreign currency gains or losses arising on the settlement of foreign-currency denominated monetary assets and liabilities are recognized in profit or loss in the year in which they arise.

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

  Financial assets

  The Company classifies its cash and cash equivalents, cash held in escrow, restricted cash, and accounts receivable at amortized cost. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (b)
  Financial Instruments

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

  (d)
  Cash held in escrow

  Cash held in escrow represents cash placed in a joint escrow account that cannot be accessed by the Company without prior authorization from parties not related to the Company. Restricted cash is disclosed separately as part of other current assets. In the past, such cash was used to settle awards against the Company in its litigation with Edwards Lifesciences CardiAQ LLC ("CardiAQ"), formerly known as CardiAQ Valve Technologies Inc. (see Note 23).

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.

  (h)
  Impairment of assets

  Financial instruments (including accounts receivable)

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (k)
  Revenue recognition

  In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer. Revenues from the Reducer are recognized at a point in time as follows:

  Effective January 1, 2018, upon adoption of IFRS 15 Revenue from Contracts with Customers, the Company recognizes revenue for goods provided when the performance obligations have been completed, when control of the goods transfer to the customer, when the goods have been accepted by the customer and when collectability is reasonably assured.

  The consideration for goods provided is measured at the fair value of the consideration received. The standalone selling prices are determined based on the agreed upon list prices at which the Company sells its services in separate transactions. Payment terms with customers vary by country and contract. Standard payment terms are 60 days from invoice date. The transaction price is documented on the contract or purchase order and agreed to by the customer.

  The adoption of this new standard has had no significant impact on the Company's consolidated financial statements.

  Revenue recognition policy applicable before January 1, 2018

  The Company earned revenue from four sources: the Reducer, product sales, contract manufacturing and consulting services. Revenues from these four sources were recognized as follows:

  Revenue from the sale of goods was recognized when the Company transferred to the buyer the significant risks and rewards of ownership of the goods, the Company retained neither continuing managerial involvement nor effective control over the goods sold, the amount of revenue was measured reliably, it was probable that the economic benefits associated with the transaction will flow to the Company and the costs incurred or to be incurred in respect of the transaction was measured reliably. For consulting services, revenue was recognized when the amount of revenue can be measured reliably, it was probable that the economic benefits associated with the transaction will flow to the Company and the stage of completion and the costs incurred or to be incurred in respect of the transaction was measured reliably.

  Reducer, Product sales and Contract manufacturing

  For the Reducer, product sales and contract manufacturing, these criteria were met upon time of shipment at shipping point.

  Consulting services

  For consulting services, these criteria were met as the services were delivered under the terms of the related consulting services contract.

  (l)
  Research and development

  The Company is engaged in research and development. Research costs are expensed as incurred. Development costs are expensed in the year incurred, unless they meet the criteria for capitalization. The criteria include that development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred. Management reviews the applicable criteria on a regular basis and if the criteria are no longer met, any remaining unamortized balance is written off as a charge to profit or loss. Research and development costs are reduced by any scientific research and experimental development tax credits to which the Company is entitled.

  (m)
  Interest income and interest expense

  Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.

  (n)
  Operating lease

  Leases where the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases. Payments on operating leases are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (o)
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

  (p)
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

  Contributed surplus includes the fair value of vested stock options (see Note 3(q)).

  Deficit includes all current and prior year losses.

  (q)
  Share-based payments

  The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants (see Note 20(c)).

  The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares, based on historic market price volatility, and an expected life of the options. The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the year that the employees unconditionally become entitled to the options. The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.

  For stock options with non-vesting conditions, the grant date fair value of the options is recognized to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

  (r)
  Loss per share

  Loss per share is computed using the weighted average number of common shares outstanding during the year. Diluted loss per share is computed using the treasury stock method and weighted average number of common shares outstanding during the year for the effects of all potentially dilutive shares.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (s)
  Operating segment

  The Company operates its business in one segment. The Company reports information about revenues from customers for the Reducer, from geographical areas, and from major customers.

  (t)
  Adoption of new standard

  Accounting standard issued and effective January 1, 2018

  IFRS 9 — Financial Instruments

  The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. IFRS 9 addresses the classification, measurement and recognition of financial assets and liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39).

  IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Measurement and classification of financial assets is dependent on the entity's business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. For financial liabilities, the standard retains most of the IAS 39 requirements.

  The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

  The Company has assessed the classification and measurement of financial assets and financial liabilities under IFRS 9 and has summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial assets:
Cash and cash equivalents, cash held in escrow	Loans and receivables	Amortized cost
Trade receivables	Loans and receivables	Amortized cost
Financial liabilities:
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Derivative liability from financing	Fair value through profit or loss	Fair value through profit or loss
Convertible Note	Fair value through profit or loss	Fair value through profit or loss or OCI (for own credit risk)

  As a result of the change in measurement categories for the convertible note, an adjustment of $1,009,592 for the year ended on December 31, 2018 has been made to opening retained earnings and accumulated other comprehensive income to reclassify the change in fair value associated with the Company's own credit risk. There has been no other change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

  IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. There is a simplified approach where expected credit losses can be estimated and recognized upon initial recognition of the receivables. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

  The Company has reviewed expected credit losses on trade receivables on transition to IFRS 9. The Company also implemented a process for managing and estimating provisions relating to trade receivables going forward under IFRS 9. For trade accounts receivables, the Company has applied the simplified approach for determining expected credit losses which requires us to determine the lifetime expected losses for all trade receivables.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The expected lifetime credit loss provision for trade receivables is based on historical counterparty default rates and adjusted for relevant forward-looking information, when required. As the majority of customers are considered to have low default risk and the Company does not extend credit to customers with high default risk, historical default rates are low and the lifetime expected credit loss allowance for trade receivables is nominal as at January 1, 2018 and December 31, 2018. Accordingly, the Company did not record an adjustment relating to the implementation of the expected credit loss model for trade receivables.

  IFRS 15 — Revenue from contracts with customers

  The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard. The IASB issued IFRS 15 Revenue from Contracts with Customers, a new standard for the recognition of revenue, which replaces IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer.

  The standard is required to be adopted either retrospectively or using a modified retrospective approach. In accordance with the transition provisions in IFRS 15, the Company has adopted the new standard using the modified retrospective method; the cumulative effect of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings as of January 1, 2018. Comparative prior year periods are not restated. The adoption of IFRS 15 did not result in any changes in the timing of revenue recognition for the Company's goods and services and therefore no adjustment to opening retained earnings was necessary.

  Accounting standard issued and effective January 1, 2019

  IFRS 16 — Leases

  IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. All leases result in the lessee obtaining the right to use an asset at the start of the lease and, if lease payments are made over time, also obtaining financing. Accordingly, from the perspective of the lessee, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as is required by IAS 17 Leases and, instead, introduces a single lessee accounting model. From the perspective of the lessor, IFRS 16 substantially carries forward the accounting requirements in IAS 17. Accordingly, a lessor continues to classify its leases as operating leases or finance leases, and accounts for those two types of leases differently. The new standard is required to be applied for annual reporting years beginning on or after January 1, 2019. Early application of this standard is permitted.

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

  IFRIC 23 — Uncertainty over Income Tax Treatments

  In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments. This interpretation specifies that if an entity concludes it is probable that the taxation authority will accept an uncertain tax treatment, it shall determine the tax result consistently with the tax treatment used or planned to be used in its income tax filing. If it is not probable, the entity shall reflect the effect of uncertainty for each uncertain tax treatment by using either of the following methods, depending on which one the entity expects to better predict the resolution of the uncertainty:

  •
  Most likely amount: single most likely amount in a range of possible outcomes;

  •
  Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

  An entity shall apply IFRIC 23 for annual reporting periods beginning on or after January 1, 2019 with earlier application permitted. The Company will not early adopt IFRIC 23 and does not expect a significant impact.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

4.     MANAGING CAPITAL

  The Company's objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible debt. There has been no change in the definition since the prior year.

  The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2018, 2017 and 2016 there were no changes in the Company's capital management policy.

  The capital of the Company is comprised of:

	December 31, 2018	December 31, 2017	December 31, 2016
Convertible Note	$14,617,336	$20,007,559	$—
Equity	(9,666,884)	(36,475,101)	(15,462,536)

Capital	$4,950,452	$(16,467,542)	$(15,462,536)

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

  The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2018 and December 31, 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  As at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$—	$—	$20,007,559	$20,007,559
Derivative financial liabilities	$—	$—	$36,829,030	$36,829,030

  As at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
Convertible Note	$—	$—	$14,617,336	$14,617,336
Derivative financial liabilities	$—	$—	$190,303	$190,303

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

  The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	December 31, 2018	December 31, 2017	December 31, 2016
Amortized cost
Cash and cash equivalents	6	$9,242,809	$17,507,157	$22,954,571
Cash held in escrow	7	—	—	70,000,000
Accounts receivable	8	647,143	1,334,923	3,117,474
Restricted cash	11	439,736	478,260	449,760

		$10,329,688	$19,320,340	$96,521,805

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities	13	$6,852,539	$1,844,955	$2,490,943
Financial liabilities at fair value through profit and loss
Convertible Note (current)	15	1,423,224	4,261,597	—
Derivative liability from financing (current)	15	—	19,997,345	—
Convertible Note (non-current)	15	13,194,112	15,745,962	—
Derivative liability from financing (non-current)	15	190,303	16,831,685	—

		$21,660,178	$58,681,544	$2,490,943

  The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

  (b)
  Foreign exchange risk

  A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 23% of the revenue for the year ended December 31, 2018 (year ended December 2017 and 2016: 65% and 38%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at December 31, 2018 by approximately $6,000 (as at December 31, 2017 and 2016: $50,000 and $49,000, respectively), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $13,000 and $30,000, respectively, as at December 31, 2018 (as at December 31, 2017 and 2016, Euro: $32,000 and $10,000, respectively). The Company does not hedge its foreign exchange risk.

  (c)
  Interest rate risk

  The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable and accounts payable that do not accrue interest.

  (d)
  Liquidity risk

  As at December 31, 2018, the Company had $9,242,809 in cash and cash equivalents as compared to cash and cash equivalents of $17,507,157 at December 31, 2017 and $22,954,571 at December 31, 2016. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

  The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. After receipt of the net proceeds of approximately $4.05 million from the February 2019 underwritten public offering of Common Shares on February 28, 2019 (the "February 2019 Financing") and $4.25 million from the March 2019 underwritten public offering of Common Shares on March 15, 2019 (the "March 2019 Financing"), the Company expects that its cash is sufficient to sustain operations until approximately September 2019 at the current burn rate. The Company may obtain additional debt or equity financing during that period. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

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

  The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2018 is $637,421 (as at December 31, 2017 and 2016: $1,201,292 and $2,532,114, respectively). As at December 31, 2018, the Company had $311,642 (as at December 31, 2017 and 2016: $588,282 and $1,555,469, respectively) of trade accounts receivable that were overdue, according to the customers' credit terms. During the year ended December 31, 2018 the Company wrote down $489,449 of accounts receivable owed by customers (year ended December 2017 and 2016: $26,931 and $5,556, respectively).

  The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $9,682,545 as at December 31, 2018 (as at December 31, 2017 and 2016: $17,985,417 and $93,404,331, respectively). The Company minimizes its risk to cash and cash equivalents by maintaining the majority of its cash and cash equivalents with Canadian Chartered Banks.

6.     CASH AND CASH EQUIVALENTS

	December 31, 2018	December 31, 2017	December 31, 2016
Cash held in:
United States dollars	$8,173,582	$16,989,119	$6,386,135
Canadian dollars	483,730	70,112	7,231,160
Euros	585,497	447,926	344,242
Cashable Canadian dollar high interest savings accounts	—	—	4,713,385
Cashable United States dollar high interest savings accounts	—	—	4,279,649

	$9,242,809	$17,507,157	$22,954,571

7.     CASH HELD IN ESCROW

	December 31, 2018	December 31, 2017	December 31, 2016
Cash held in escrow	—	—	$70,000,000

  The Company placed $70 million into a joint escrow account to partially cover the damages awarded against the Company in its primary U.S. litigation with CardiAQ. On November 13, 2017, the final mandate of the court was issued and approximately $70 million was released from escrow to CardiAQ to partially settle the approximately $112 million damages and interest awards.

8.     ACCOUNTS RECEIVABLE

	December 31, 2018	December 31, 2017	December 31, 2016
Trade accounts receivable	$637,421	$1,201,292	$2,532,114
Other accounts receivable	9,722	133,631	585,360

	$647,143	$1,334,923	$3,117,474

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

8.     ACCOUNTS RECEIVABLE (Continued)

  All amounts are short-term. The aging analysis of trade receivables is as follows:

	December 31, 2018	December 31, 2017	December 31, 2016
Not past due	$361,469	$693,010	$976,645
Past due 0 - 30 days	18,614	255,348	969,652
30 - 60 days	—	79,600	54,064
60 - 90 days	54,428	4,334	134,468
90 - 120 days	—	139,000	189,640
Over 120 days	238,600	110,000	327,645
Loss Allowance	(35,690)	(80,000)	(120,000)

	$637,421	$1,201,292	$2,532,114

  All of the Company's trade and other receivables have been reviewed for impairment. During the year ended December 31, 2018, the Company wrote off $489,449 of accounts receivable (2017: $26,931 and 2016: $5,071).

9.     INVENTORY

	December 31, 2018	December 31, 2017	December 31, 2016
Raw materials	$242,300	$175,487	$83,934
Work in progress	2,435	171,599	62,040
Finished goods	14,007	51,470	50,749

	$258,742	$398,556	$196,723

  During the years ended December 31, 2018 and 2017 the Company did not write down any inventory. During the year ended December 31, 2018, $366,258 of inventory was expensed in cost of goods sold (2017: $752,810 and 2016: $4,082,504).

10.   PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2018	December 31, 2017	December 31, 2016
Prepaid Expenses	$—	$20,041	$187,480
Prepaid insurance	190,849	125,043	114,988
Deposits on rental agreements	276,500	308,492	53,771
Retainers for professional services	5,593	324,062	23,938
Other prepaid expenses and other assets	118,294	24,728	125,163

	$591,236	$802,366	$505,340

11.   RESTRICTED CASH

	December 31, 2018	December 31, 2017	December 31, 2016
Restricted cash	$439,736	$478,260	$449,760

  Restricted cash represents C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

12.   PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance at January 1, 2016	$374,766	$2,200,804	$118,009	$1,870,715	$431,090	$326,358	$276,245	$5,597,987
Additions during the year	—	89,263	—	409,899	28,765	128,243	—	656,170
Disposals during the year	(157,791)	(1,994,191)	(84,808)	(964,018)	(45,641)	(41,724)	—	(3,288,173)
Cumulative translation adjustment	14,926	111,679	5,447	71,521	14,933	12,265	8,526	239,297

Balance at December 31, 2016	$231,901	$407,555	$38,648	$1,388,117	$429,147	$425,142	$284,771	$3,205,281

Additions during the year	—	—	127,181	146,388	77,518	145,424	9,156	505,667
Cumulative translation adjustment	17,592	30,916	4,109	115,223	37,257	41,707	22,158	268,962

Balance at December 31, 2017	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910

Additions during the year	—	—	—	149,583	—	40,799	—	190,382
Disposals during the year	(249,493)	(438,471)	—	(310,353)	—	—	—	(998,317)

Balance as at December 31, 2018	$—	$—	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975

ACCUMULATED DEPRECIATION
Balance at January 1, 2016	$—	$335,239	$33,015	$834,027	$257,606	$268,926	$148,618	$1,877,431
Depreciation for the year	—	77,205	50,101	402,426	61,645	137,682	26,675	755,734
Disposals during the year	—	(395,674)	(57,933)	(584,186)	(29,746)	(14,779)	—	(1,082,318)
Cumulative translation adjustment	—	18,130	1,567	31,536	7,694	5,647	4,225	68,799

Balance at December 31, 2016	$—	$34,900	$26,750	$683,803	$297,199	$397,476	$179,518	$1,619,646

Depreciation for the year	—	15,484	35,702	254,794	64,166	140,652	23,747	534,545
Cumulative translation adjustment	—	3,179	3,964	60,347	24,730	33,889	14,429	140,538

Balance at December 31, 2017	$—	$53,563	$66,416	$998,944	$386,095	$572,017	$217,694	$2,294,729

Depreciation for the year	—	7,698	23,439	211,908	47,348	74,055	19,678	384,126
Disposals during the year	—	(61,261)	—	(259,247)	—	—	—	(320,508)

Balance as at December 31, 2018	$—	$—	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347

CARRYING AMOUNTS
As at December 31, 2016	$231,901	$372,655	$11,898	$704,314	$131,948	$27,666	$105,253	$1,585,635

As at December 31, 2017	$249,493	$384,907	$103,522	$650,784	$157,827	$40,256	$98,391	$1,685,181

As at December 31, 2018	$—	$—	$80,083	$537,353	$110,479	$7,000	$78,713	$813,628

13.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2018	December 31, 2017	December 31, 2016
Trade payables	$898,711	$1,256,795	$943,922
Accrued liabilities	5,247,431	346,984	217,036
Accrued vacation	142,730	157,198	1,270,306
Accrued employee termination expenses	373,171	—	—
Other accounts payable	190,496	83,978	59,679

	$6,852,539	$1,844,955	$2,490,943

  Included in accounts payable and accrued liabilities are $1,379,790 related to settlement charges as part of a collaboration agreement and $2,749,968 related to a settlement provision (Note 24). This represents the calculated net present value of the amounts set out per the agreement with payments due over the next three years. Included in accounts payable and accrued liabilities are $2,749,968 related to a settlement provision. This represents the calculated net present value of the amounts set out per the agreement with payments due over the next three years.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

14.   DAMAGES PROVISION

	December 31, 2018	December 31, 2017	December 31, 2016
Initial damages	$—	$—	$70,000,000
Enhanced damages	—	—	21,000,000
Pre-judgment interest	—	—	20,675,154
Accrued post-judgment interest	—	—	105,942

	$—	$—	$111,781,096

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

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE

  (a)
  Derivative Financial Liabilities

  On November 17, 2017, Neovasc completed an underwritten public offering (the "2017 Public Transaction") of 6,609,588 Series A units (the "Series A Units") and 19,066,780 Series B units (the "Series B Units") of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

  Each Series A Unit was comprised of:

  (i)    one Common Share

  (ii)    one Series A Common Share purchase warrant of the Company at an exercise price of $1.61 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

  (iii)    one Series B Common Share purchase warrant of the Company at an exercise price of $1.61 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

  (iv)    0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of one Common Share, one Series A Warrant and one Series B Warrant.

  Each Series B Unit was comprised of:

  (i)    either one Common Share or one Series D Common Share purchase warrant of the Company (each, a "Series D Warrant") at an exercise price of $1.46 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.01 per Series D Warrant Share for a period of five years following issuance,

  (ii)    one Series A Warrant,

  (iii)    one Series B Warrant,

  (iv)    0.40 Series C Warrant, and

  (v)    1.1765 Series F Common Share purchase warrant of the Company at an exercise price of $1.61 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

  154,930 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 35,738 Common Shares were issued from treasury. All the warrants (collectively, the "2017 Warrants") issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 — Financial instruments; presentation (see Note 13 for further disclosure of the terms of the warrants). Accordingly, the warrants have

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (Continued)

  been accounted for as derivative financial liabilities and measured at fair value through profit and loss ("FVTPL"). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

  The total fair value of the warrants issued in connection with the Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives are not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

  (b)
  Convertible Note

  On November 17, 2017, the Company also completed a brokered private placement (the "2017 Private Placement" and together with the Public Transaction the "2017 Financings") for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the "Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

  The Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the 2017 Private Transaction. On September 12, 2018, the Company and the holders of Notes amended certain terms of the Notes, including a one-year extension of the maturity date of the Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the Notes would automatically be increased to 15% per annum. Interest on the Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

  The conversion option contained within the Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the Notes from being recognized within equity. The Notes contain a future-priced conversion mechanism that allows the holder of a Note to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. Further, with effect from and after 5:00 p.m. (New York City time) on August 17, 2018, the conversion price of the Notes may also be adjusted to be the lower of (x) the then in effect conversion price and (y) the greater of (i) the amount in U.S. dollars equal to the VWAP for the Common Shares on August 17, 2018 and (ii) $0.50. The Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

  Accordingly, the Company has elected to measure the Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL (see Note 14 for further disclosure of the terms of the Series E Warrants). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at December 31, 2018 the loss on initial recognition has been fully amortized.

  (c)
  Warrants and Convertible Notes Model

  The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

  The Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (Continued)

  Key assumptions used in the model at initial recognition and as at December 31, 2018 are summarized below:

Valuation Date	November 17, 2017	December 31, 2017	December 31, 2018
Price of Common Shares	$87.27	$60.00	$0.6030
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	122.99%	121.70%	141.96%
Historical volatility of index	14.28%	14.43%	15.37%
Volatility input	68.63%	68.07%	78.67%
Risk-free rate	2.08%	2.20%	2.52%
Credit spread	32.63%	34.24%	24.51%

  The carrying amounts for the derivative financial liabilities are as follows:

	Series A Units	Series B Units	Series E Warrants	Total
Fair value, November 17, 2017	$13,139,650	$67,810,835	$8,519,788	$89,470,273
Add: Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668
Less:
Fair value adjustment on exercised warrants	—	(511,122)	—	(511,122)
Exercise of Series D Warrants	—	(1,108,306)	—	(1,108,306)
Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)

Balance, Derivative financial liability December 31, 2017	$4,932,785	$28,938,849	$2,957,396	$36,829,030

Add:
Amortization of deferred loss	6,664,408	34,340,645	1,627,539	$42,632,591
Less:
Exercise of 1,698,841 Series D Warrants	—	(1,004,185)	—	(1,004,185)
Exercise of 11,170,788 Series B Warrants	(303,919)	(6,250,110)	—	(6,554,029)
Exercise of 21,041,660 Series F Warrants	—	(26,552,270)	—	(26,552,270)
Exercise of 14,505,580 Series B Warrants	(11,614,224)	(14,820,745)	—	(26,434,969)
Exercise of 8,951,780 Series C Warrants	(833,987)	(3,371,375)	—	(4,205,362)
Exercise of 1,389,846 Series F Warrants	—	(2,532,855)	—	(2,532,855)
Exercise of 500,000 Series C Warrants		(253,887)		(253,887)
Fair value adjustment, December 31, 2018	1,190,630	(8,411,543)	(4,512,848)	(11,733,761)

Balance, Derivative financial liability December 31, 2018	$35,693	$82,523	$72,087	$190,303

Derivative financial liability, current				$—
Derivative financial liability, non-current				$190,303

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

15.   DERIVATIVE FINANCIAL LIABILITY AND CONVERTIBLE NOTE (Continued)

  The carrying amounts for the Convertible Notes are as follows:

Convertible Notes
Fair value, November 17, 2017	$26,100,900
Add: Deferred loss	(5,113,917)
Amortization of deferred loss	852,319
Fair value adjustment, December 31, 2017	(1,831,743)

Balance, Convertible Notes December 31, 2017	$20,007,559

Add:
Amortization of deferred loss	4,261,598
Less:
Exercise of 5,567,500 Convertible Notes	(5,146,924)
Exercise of 1,772,500 Convertible Notes	(1,536,596)
Exercise of 10,300,000 Convertible Notes	(13,872,312)
Fair value adjustment, December 31, 2018	10,904,011

Balance, Convertible Notes December 31, 2018	$14,617,336

Convertible Notes, current	$1,423,224
Convertible Notes, non-current	$13,194,112

16.   INCOME TAXES

  The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended December 31,
	2018	2017	2016
Loss before income taxes	$(107,935,775)	$(22,424,293)	$(86,294,370)
Statutory tax rate	27.00%	26.00%	26.00%
Recovery of income taxes based on the combined Canadian
federal and provincial statutory rates	(29,142,659)	(5,830,316)	(22,436,536)
Share-based remuneration	1,073,142	650,335	468,939
Effect of rate change	—	(2,344,122)	—
Foreign exchange adjustment	—	(28,668)	333,276
Other permanent differences	20,930,238	(1,798,205)	(8,821,908)
Unrecognized deferred tax benefits	7,183,316	9,670,642	30,531,995
Difference in tax rates between foreign jurisdictions and Canada	63,056	164,762	124,757

Income tax expense	$107,093	$484,428	$200,523

  The components of income tax expense are shown in the following table:

	For the years ended December 31,
	2018	2017	2016
Current tax	$107,093	$484,428	$200,523
Deferred tax	—	—	—

Income tax expense	$107,093	$484,428	$200,523

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

16.   INCOME TAXES (Continued)

  The Company has recorded no deferred tax assets in the consolidated statement of financial position. The unrecognized deferred tax assets include tax losses, research and development pools and differences between the carrying amount and the tax basis of the following items:

	For the years ended December 31,
Deferred tax assets	2018	2017	2016
Investment tax credits	$2,525,545	$3,108,576	$2,689,744
Capital assets	182,385	500,445	328,039
Share issue expenses	1,198,653	1,774,820	772,687
Non-capital loss carry forwards	65,556,024	56,627,473	22,828,376
Foreign exchange	5,453	5,500	(12,388)
Research and development expenditures	—	265,260	68,037
Reserve for legal damages	—	—	28,205,068
Deferred compensation	22,232	31,387	50,454

	$69,490,292	$62,313,461	$54,930,017

Tax attributes not Recognized	$(69,490,292)	$(62,313,461)	$(54,930,017)

  The Company has loss carry forward balances for income tax purposes of approximately $244,571,943 that are available to reduce taxable income in Canada in the future years, if any, expiring at various times through to the year 2038. The Company also has investment tax credits of approximately $3,054,186 available to reduce income taxes in the future years, expiring at various times through to the year 2038.

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  (b)
  Issued and outstanding

  All share and per share amounts have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis.

	Common Shares
			Contributed Surplus
	Number	Amount
Balance, January 1, 2016	667,649	$161,505,037	$20,569,110
Issued for cash pursuant to a private placement (ii)	118,170	7,090,200	—
Share issue costs (ii)	—	(35,540)	—
Issued for cash on exercise of options	1,014	152,976	(77,784)
Share-based payments	—	—	1,810,111

Balance, December 31, 2016	786,833	$168,712,673	$22,301,437

Common Shares issued from Series A Units andSeries B Units (i)	221,025	—	—
Common Shares issued from exercise ofSeries D Warrants (ii)	18,750	1,127,057	—
Common Shares issued for cash on exercise of options	2,548	1,964,086	(1,729,134)
Share-based payments	—	—	2,484,543

Balance, December 31, 2017	1,029,156	$171,803,816	$23,056,846

Common Shares issued from exercise ofSeries B Warrants (iii)	13,152,807	54,119,300	—
Common Shares issued from exercise ofSeries F Warrants (iv)	2,957,397	42,990,737	—
Common Shares issued from exercise ofSeries C Warrants (v)	94,518	15,854,206	—
Common Shares issued from exercise ofSeries D Warrants (vi)	16,988	1,021,183	—
Common Shares issued from exercise ofConvertible Notes (vii)	10,765,834	18,582,374	—
Common Shares issued for cash on exercise of options	503	88,917	(88,917)
Share-based payments	—	—	3,292,877

Balance, December 31, 2018	28,017,203	$304,460,533	$26,260,806

  (i)
  On November 17, 2017, Neovasc completed an underwritten public offering of 6,609,588 Series A Units and 19,066,780 Series B Units, at a price of $1.46 per Unit for gross proceeds of $37,487,497. No amount has been recognized with respect to the Common Shares within equity because the fair value of the derivative instruments issued (being the warrants which form part of the units issued) exceeded the cash proceeds received.

  (ii)
  On December 27, 2017, 1,874,989 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $18,750. In addition, the fair value of the related derivative liability of $1,108,307 (see Note 15) was recognized within equity upon exercise.

  (iii)
  During the year ended December 31, 2018, 13,152,808 Common Shares were issued on the exercise of 35,128,148 Series B Warrants. The related derivative liability of $32,988,998 (see Note 15) was derecognized at the dates of exercise.

  (iv)
  During the year ended December 31, 2018, 2,957,397 Common Shares were issued on the exercise of the 22,431,506 Series F Warrants. The related derivative financial liability of $29,085,125 (see Note 15) was derecognized at the dates of exercise.

  (v)
  During the year ended December 31, 2018, of the 10,273,972 Series C Warrants initially granted, 9,451,780 were exercised for 94,518 Common Shares, 9,451,780 Series A Warrants and 9,451,780 Series B Warrants and cash proceeds of $13,799,659. The related derivative financial liability of $4,459,249 (see Note 15) was derecognized at the dates of exercise.

  (vi)
  On January 30, 2018, 1,698,841 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $16,988. The related derivative financial liability of $1,004,195 was derecognized (see Note 15) at the date of exercise.

  (vii)
  During the year ended December 31, 2018, 10,765,834 Common Shares were issued on the conversion of $17,640,000 of aggregate principal amount of Notes. The $20,555,832 aggregate principal amount of Notes (see Note 15) was derecognized at the date of exercise.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  (c)
  Stock options

  The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the "optionees") of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 4, 2018, at the Annual General Meeting ("AGM"), the board of directors and shareholders of the Company approved an amendment to the Company's incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

  Options under the Company's stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The Company also assumed options from the acquisition of Neovasc Medical Ltd. and B-Balloon Ltd. which were not issued under the Company's stock option plan. The following table summarizes stock option activity for the respective years as follows:

	Number of options	Weighted average exercise price	Average remaining contractual life (years)
Options outstanding, January 1, 2016	81,282	293.06
Granted	1,697	364.77
Exercised	(1,013)	74.14
Forfeited	(3,316)	449.11

Options outstanding, December 31, 2016	78,650	$290.85	1.77
Options exercisable, December 31, 2016	67,978	$252.95	1.54

Granted	18,445	150.81
Exercised	(21,740)	82.36
Forfeited	(17,616)	183.06

Options outstanding, December 31, 2017	57,739	$384.90	2.28
Options exercisable, December 31, 2017	45,134	$397.66	1.94

Granted	3,660,530	3.03
Exercised	(499)	0.73
Forfeited	(12,027)	173.69
Expired	(8,091)	181.13

Options outstanding, December 31, 2018	3,697,652	$7.58	7.88
Options exercisable, December 31, 2018	1,462,535	$12.74	7.62

  The following table lists the options outstanding at December 31, 2018 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.88	899,000	7.92	299,666	7.92
$2.72	2,710,550	7.75	1,125,572	7.75
$6.00 - $63.00	44,200	7.06	—	—
$63.01 - $892	43,902	1.65	37,297	1.45

	3,697,652		1,462,535

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  The following table lists the options outstanding at December 31, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$185 - $1,216	57,739	2.24	45,134	2.07

	57,739		45,134

  The following table lists the options outstanding at December 31, 2016 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$0.01 - $200	44,330	0.96	43,570	0.95
$200 - 600	28,169	2.72	21,480	2.51
$600 - 905	6,151	3.28	2,928	3.26

	78,650		67,978

  The weighted average share price at the date of exercise for share options exercised for the year ended December 31, 2018 was $3.03 (year ended December 31, 2017: $190 and year ended December 31, 2016: $490). During the year ended December 31, 2018, the Company recorded $3,292,877, as compensation expense for share-based compensation awarded to eligible optionees (year ended December 31, 2017 and 2016: $2,484,543 and $1,810,111, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2018	2017	2016
Weighted average fair value	$1.64	$1.49	$3.02
Weighted average exercise price	$3.03	$190	$490
Weighted average share price at grant	$3.03	$190	$490
Dividend yield	nil	nil	nil
Volatility	72%	110%	76%
Risk-free interest rate	2.24%	1.12%	0.75%
Expected life	4 years	5 years	5 years
Forfeiture rate	7.00%	6.00%	1.00%

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  (d)
  Warrants

  The following table lists the number of warrants issued on November 17, 2017 as well as the number exercised during the year and the remaining warrants outstanding at December 31, 2018.

Warrants	As at November 17, 2017	Issued	Exercised	December 31, 2018	Exercise Price	Weighted average remaining contractual life (years)
Series A Warrants	25,676,368	9,451,780	—	35,128,148	$1.61	4.13
Series B Warrants	25,676,368	9,451,780	(35,128,148)	—	$1.61	—
Series C Warrants	10,273,972		(9,451,780)	822,192	$1.46	0.63
Series D Warrants	3,573,830		(3,573,830)	—	$0.01	—
Series E Warrants	22,431,506		—	22,431,506	$1.61	4.13
Series F Warrants	22,431,506		(22,431,506)	—	$1.61	—

  Effect of reverse stock split share consolidation on outstanding warrants

  On September 18, 2018, the Company effected a share consolidation (reverse stock split in the ratio of 1 for 100 Common Shares outstanding) of the Common Shares on the basis of one post-consolidation Common Shares for every 100 pre-consolidation Common Shares. The number of warrants and aggregate principal amount of Notes were not affected by the consolidation, but the Common Shares issuable upon exercise of the warrants or conversion of the Notes will be adjusted proportionally to the share consolidation ratio.

  The share consolidation adjusted the notional exercise price of the Series A Warrants, Series B Warrants and Series E Warrants. There were no Series D Warrants and Series F Warrants outstanding at the date of the share consolidation.

  Below is a description of the features of the warrants.

  Series A Warrants

  There were 35,128,148 Series A Warrants issued and outstanding post share consolidation as of December 31, 2018 and 822,192 Series A Warrants issuable upon the exercise of the remaining Series C Warrants. Each Series A Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series A Warrants are subject to full ratchet anti-dilution provisions in certain circumstances.

  Series B Warrants

  There were no Series B Warrants outstanding as of December 31, 2018 and 822,192 Series B Warrants issuable upon the exercise of the remaining Series C Warrants. Each Series B Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series B Warrants are also subject to full ratchet anti-dilution provisions in certain circumstances.

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

17.   SHARE CAPITAL (Continued)

  Series C Warrants

  There were 822,192 Series C Warrants issued and outstanding post share consolidation as of December 31, 2018. Each Series C Warrant may be exercised for a Series C Unit, with each Series C Unit being comprised of a Common Share, a Series A Warrant and a Series B Warrant. Each Series C Warrant represents the right to purchase one Series C Unit at a notional exercise price equal to $1.46 per Series C Unit, subject to adjustment.

  Series D Warrants

  There were no Series D Warrants remaining as of December 31, 2018. Each Series D Warrant represented the right to purchase one Common Share at a notional exercise price equal to $1.46 per Common Share, subject to adjustment. $1.45 of the exercise price of the Series D Warrants was prepaid to the Company on November 17, 2017 on the closing of the financing.

  Series E Warrants

  There were 22,431,506 Series E Warrants issued and outstanding post share consolidation as of December 31, 2018. Each Series E Warrant represents the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series E Warrants were also subject to full ratchet anti-dilution provisions in certain circumstances.

  Series F Warrants

  There were no Series F warrants remaining or issuable as of December 31, 2018. Each Series F Warrant represented the right to purchase one Common Share at a notional exercise price equal to $1.61 per Common Share, subject to adjustment. The Series F Warrants were also subject to full ratchet anti-dilution provisions in certain circumstances.

18.   SEGMENT INFORMATION

  The Company's operations are in one business segment: the development, manufacture and marketing of medical devices. Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company's long-lived assets are located in Canada. The Company carries on business in Canada and the United States. The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2018	2017	2016
REVENUE
Europe	$1,600,633	$466,471	$4,832,977
Rest of the World	148,500	4,393,303	4,251,260
United States	—	529,240	428,559

	$1,749,133	$5,389,014	$9,512,796

  Sales to the Company's three largest customers accounted for approximately 28%, 9%, and 9% of the Company's sales for the year ended December 31, 2018. Sales to the Company's three largest customers accounted for approximately 57%, 9%, and 6% of the Company's sales for the year ended December 31 2017. Sales to the Company's three largest customers accounted for approximately 36%, 32%, and 15% of the Company's sales for the year ended December 31, 2016.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

19.   EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2018	2017	2016
Salaries and wages	$8,477,335	$9,244,473	$10,155,918
Pension plan and employment insurance	418,303	509,966	583,093
Contribution to defined contribution pension plan	170,358	194,123	209,494
Health benefits	476,217	613,918	810,609

Cash-based employee expenses	9,542,213	10,562,480	11,759,114

Employee termination expenses	761,354	—	—
Share-based payments	3,292,877	2,484,543	1,810,111

Total employee expenses	$13,596,444	$13,047,023	$13,569,225

20.   DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the years ended December 31,
	2018	2017	2016
EXPENSES
Selling expenses
Share-based payments	$170,416	$98,379	$138,334
Cash-based employee expenses	352,837	202,261	109,150
Other expenses	829,912	585,586	449,154

	$1,353,165	$886,226	$696,638

General and administrative expenses
Depreciation	60,206	93,196	119,977
Share-based payments	2,147,832	1,080,627	510,508
Cash-based employee expenses	2,498,005	2,792,897	2,713,110
Litigation expenses	540,125	2,410,350	13,170,138
Employee termination expenses	761,354	—	—
Collaboration and settlement expenses (see Note 24)	2,379,790	—	—
Settlement provision (see Note 24)	2,749,968	—	—
Expenses related to the 2017 Financings	—	5,447,182	—
Other expenses	5,301,656	3,860,531	2,669,054

	$16,438,936	$15,684,783	$19,182,787

Product development and clinical trials expenses
Depreciation	323,920	382,234	426,144
Share-based payments	974,629	1,305,535	1,160,269
Cash-based employee expenses	6,691,371	7,609,387	10,195,949
Other expenses	8,070,937	8,191,936	7,582,141

	16,060,857	17,489,092	19,364,503

TOTAL EXPENSES	$33,852,958	$34,060,101	$39,243,928

Depreciation per Statements of Cash Flows	$384,126	$534,545	$755,734

Share-based payments per Statements of Cash Flows	$3,292,877	$2,484,543	$1,810,111

Cash-based employee expenses (see Note 19)	$9,542,213	$10,562,480	$11,759,114

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

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

  The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on Dec 19, 2018.

  The Company entered into an agreement for additional office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months.

  The future minimum operating lease payments due over the next five years and thereafter are as follows:

	As at December 31,
	2018	2017	2016
Year 1	$479,301	$343,564	$198,814
Year 2	478,040	320,999	110,303
Year 3	338,149	292,845	79,852
Year 4	101,861	265,873	33,838
Year 5	—	110,780	—

	$1,397,351	$1,334,061	$422,807

  Lease payments recognized as an expense during the year ended December 31, 2018 amounted to $403,523 (the year ended December 31, 2017 and 2016: $308,037 and $459,394, respectively).

22.   LOSS PER SHARE

  Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the year ended December 31, 2018 amounted to 14,160,115 shares (year ended December 31, 2017 and 2016: 81,523,874 shares and 67,465,300, respectively)

	For the years ended December 31,
	2018	2017	2016
Weighted average number of Common Shares	14,160,115	815,239	674,653
Loss for the year	$(108,042,868)	$(22,908,721)	$(86,494,893)

Basic and diluted loss per share	$(7.63)	$(28.10)	$(128.21)

  As the Company is currently operating at a loss no dilutive potential ordinary shares have been identified as the conversion would lead to a decrease in loss per share.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

23.   RELATED PARTY TRANSACTIONS

  The Company's key management personnel include members of the board of directors, executive officers and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2018	2017	2016
Short-term employee benefits
Employee salaries and bonuses	$2,112,605	$1,326,702	$1,224,103
Directors fees	270,000	267,785	270,000
Social security and medical care costs	63,529	32,912	43,224

	2,446,134	1,627,399	1,537,327
Post-employment benefits
Contributions to defined contribution pension plan	34,162	15,928	13,646
Employee termination expenses	296,592	—	—

	330,754	15,928	13,646
Share-based payments	2,270,023	1,055,719	253,766

Total key management remuneration	$5,046,911	$2,699,046	$1,804,739

24.   CONTINGENT LIABILITIES AND PROVISIONS

  Litigation

  Litigation resulting from third party claims has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against the remaining claims, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

  Claims by CardiAQ in Germany

  On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. There are no monetary awards associated with these matters and no damages award has been recognized. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. Both parties have in the meantime substantiated their respective appeals. The oral hearing of the appeal before the Appeals Court of Munich was held on November 8, 2018. During that hearing CardiAQ dropped its affirmative appeal of the underlying decision, while maintaining its opposition to Neovasc's appeal. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

  Claims by CardiAQ in the United States

  On March 24, 2017, CardiAQ filed a related lawsuit in the Court, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit does not seek money damages and would not prevent the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On August 3, 2018, Neovasc wrote the presiding District Judge regarding potential resolution of the case including as to a statutory procedure available with the Patent Office concerning certain dependent claims of U.S. Patent 9,770,329 in particular, and the Court held a hearing to discuss this issue on September 13, 2018. No other litigation schedule or deadlines have been set; the Court has stayed the case until April 15, 2019 to allow the parties to discuss a potential resolution. Litigation is inherently uncertain. Therefore, until these matters have been resolved to their conclusion by the appropriate courts the Company cannot give any assurance as to the outcome.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

24.   CONTINGENT LIABILITIES AND PROVISIONS (Continued)

  Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts (the "Court") and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). This litigation concerned intellectual property rights ownership, unfair trade practices and breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara. Following a trial in Boston, Massachusetts, a jury found in favor of CardiAQ and awarded $70 million on the trade secret claim for relief, and no damages on the contractual claims for relief. The Court later awarded CardiAQ $21 million in enhanced damages on the trade secret claim for relief and $20,675,154 in pre-judgment interest and $2,354 per day in post judgment interest from November 21, 2016. Neovasc and CardiAQ each appealed on various grounds, and on September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

  Other Matters

  By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action"), Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the "Edwards Plaintiffs") against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs' claim making related allegations. In summary, the Edwards Plaintiffs make three types of allegations as against the Neovasc Defendants: (a) indirect infringement claims; (b) direct infringement claims; and (c) claims of inducement. The Edwards Plaintiffs seek various declarations, injunctions and unspecified damages and costs. The Neovasc Defendants filed their Statement of Defence in November 2017. The other defendants filed their Statement of Defence and Counterclaim against the Edwards Plaintiffs on April 30, 2018. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Company, Boston Scientific and Livanova, will be dismissed on a no-costs basis.

  On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania, which resolved certain potential claims against the Company that had been previously disclosed.

  On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The Complaint sought injunctive relief, money damages, and attorneys' fees.

  When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $2,749,968 as at December 31, 2018 representing the discounted value of future payments anticipated under the settlement agreement signed with Endovalve on February 20, 2019 (see note 25). The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

25.   SUBSEQUENT EVENTS

  On January 3, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until July 2, 2019, to regain compliance. The Company intends to monitor the market value of its listed securities between now and July 2, 2019 and intends to attempt to cure the deficiency within the prescribed grace period.

  On January 14, 2019, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

25.   SUBSEQUENT EVENTS (Continued)

  in the Nasdaq Marketplace Rules. The Bid Price Notification Letter does not impact the Company's listing on the Nasdaq at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company intends to monitor the closing bid price of its common shares between now and July 15, 2019 and intends to attempt to cure the deficiency within the prescribed grace period.

  In the event the Company does not regain compliance with the Nasdaq minimum market value or minimum bid price rules within the prescribed compliance periods, the Company may be eligible for additional time to regain compliance or may face delisting. Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even if the securities meet all enumerated criteria for continued listing on the Nasdaq. The Nasdaq could use this discretionary authority at any time to delist the Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to regain compliance with the minimum bid price and minimum market value requirements prior to expiration of the prescribed compliance periods, or if it does, that the Company will be able to maintain such compliance as a result of the risks and uncertainties described above.

  On January 22, 2019, the Company announced that pursuant to a settlement reached with Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively, "Edwards"), the patent infringement action that Edwards had previously commenced in the Federal Court of Canada against the Company, Boston Scientific and Livanova, will be dismissed on a no-costs basis.

  On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. This agreement resolved certain potential claims against the Company. The settlement agreement contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

  On December 20, 2018, the Company filed a comprehensive Q-Sub submission to the U.S. Food and Drug Administration (the "FDA") with all available Reducer clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. Cardiologists, met with the FDA proposing moving forward with a premarket approval ("PMA") submission using the available Neovasc clinical evidence. On February 20, 2019, the Company announced that the FDA had informed Neovasc that, despite "Breakthrough Device Designation", the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management, to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible.

  On February 28, 2019, the Company completed an underwritten public offering (the "February 2019 Financing") of 11,111,111 Common Shares, at a price of $0.45 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.02 million net proceeds of the February 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the February 2019 Financing, the Company issued the underwriter warrants (the "February Broker Warrants") to purchase in aggregate up to a 722,222 Common Shares, exercisable at a price per Common Share equal to $0.5625 for a period of three years following issuance.

  On March 12, 2019, the Company announced that it had entered into Exchange Agreements with the holders of all of its outstanding Series A common share purchase warrants (the "Series A Warrants") and Series E common share purchase warrants (the "Series E Warrants") issued pursuant to the 2017 Financings, pursuant to which the Company issued an aggregate of approximately 496,239 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange"). Following completion of the Exchange, there are no longer any warrants remaining outstanding from the 2017 Financings.

  On March 15, 2019, the Company completed an underwritten public offering (the "March 2019 Financing") of 11,111,111 Common Shares, at a price of $0.45 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.25 million net proceeds of the March 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the March 2019 Financing, the Company issued the underwriter warrants (the "March Broker Warrants", and together with the February Broker Warrants, the "Broker Warrants") to purchase in aggregate up to a 722,222 Common Shares, exercisable at a price per Common Share equal to $0.5625 for a period of three years following issuance.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For years ended December 31, 2018, 2017 and 2016
(Expressed in U.S. dollars)

25.   SUBSEQUENT EVENTS (Continued)

  On March 21, 2019, the Company announced that the Appeals Court in Munich rendered its decision with respect to the Company's litigation with CardiAQ in Germany. The Appeals Court amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

  Updated Share Capital

  As at March 19, 2019, all Series A Warrants, Series B warrants, Series C Warrants, Series D warrants, Series E Warrants and Series F warrants from the 2017 Financings have now been exercised or exchanged into Common Shares. Of the $32,750,000 aggregate principal amount of Notes issued pursuant to the 2017 Financings, only $10,825,000 aggregate principal amount of Notes remains outstanding.

  As of March 19, 2019, the Company had 61,985,116 Common Shares issued and outstanding. The following securities are convertible into Common Shares: 3,682,469 stock options with a weighted average exercise price of $7.70, 1,444,444 Broker Warrants and $10,825,000 principal amount of Notes, which Notes could convert into 24,055,555 Common Shares (not taking into account the alternate conversion price or anti-dilution mechanisms). Our fully diluted share capital as of the same date is 91,167,584. Our fully diluted share capital, adjusted on the assumption that all of the outstanding Notes are converted using the alternate conversion price at the closing price on March 18, 2018, is 94,869,863.

26.   AUTHORIZATION OF FINANCIAL STATEMENTS

  The consolidated financial statements for the years ended December 31, 2018 (including comparatives) were approved by the the board of directors on March 21, 2019.

(signed) Chris Clark Chris Clark, Chief Financial Officer
(signed) Steve Rubin Steve Rubin, Chairman