Form 20-F
period 2019-12-31
NEOVASC INC
filed 2020-03-30
CIK 1399708

Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, Canada V6V 2J7
(Name, Telephone, E-mail, and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares, No Par Value	NVCN	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 7,647,823 Common Shares outstanding as at December 31, 2019.

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

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

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

                    Neovasc uses the United States dollar as its reporting currency. All references to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars. On March 27, 2020, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7114. See also Item 3 — "Key Information" for more detailed currency and conversion information.

                    On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares of the Company (the "Common Shares") on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in this Annual Report to Common Shares and options have been retroactively adjusted to reflect these share consolidations. The number of warrants and aggregate principle amount of the senior secured convertible notes (the "2017 Notes") outstanding as of the date of the consolidations were not affected by the consolidations, but the Common Shares issuable upon exercise of the warrants or conversion of the 2017 Notes have been and will be adjusted in accordance with the adjustment provisions in such warrants or 2017 Notes, as applicable.

                    On December 31, 2019, the Company identified certain accounting differences requiring restatement of previously issued consolidated financial statements for the years ended December 31, 2018 and 2017. The accounting differences are related to Reducer units purchased for research and development during the year ended December 31, 2017 and recognized as product development and clinical trials expenses during that period. Not all of the units were used for product development and clinical trials and during the year ended December 31, 2019, as Reducer revenue increased, the Company used certain of those units in commercial activities. In order to correctly state the cost of goods sold for the year ended December 31, 2019 and the correct period expense for the years ended December 31, 2019, 2018 and 2017 the Company has restated the years ended December 31, 2018 and 2017 to include those Reducer units as research and development supplies assets with potential future economic value at the end of each of those periods. All references relating to financial information for the years ended December 2018 and 2017 have been adjusted to be reflected in this Annual Report.

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

    •
    our intended use of the net proceeds from the May 2019 private placement offering of secured convertible debentures and Common Shares (the "May 2019 Financing", and together with the February 2019 Financing and March 2019 Financing, the "2019 Financings");

    •
    our intended use of the net proceeds from the January 2020 registered direct offering of series A and series B units (the "January 2020 Financing");

    •
    our estimates regarding our fully diluted share capital and future dilution to shareholders;

    •
    our intention to remediate our material weakness in internal control over financial reporting ("ICFR") as of December 31, 2019, 2018 and 2017;

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

    •
    the anticipated timing of additional implantations in the TIARA-II trial and our intention to initiate additional investigational sites in 2020 as required approvals are obtained;

    •
    our plans to develop and commercialize products, including the Tiara, and the timing and cost of these development programs;

    •
    our plans to develop and commercialize the Tiara transfemoral trans-septal system, including our ability to improve current prototypes;

    •
    our ability to grow revenues from the Reducer in a timely manner;

    •
    whether we will receive, and the timing and costs of obtaining, regulatory approvals;

    •
    our efforts to obtain approval for entrance into the U.S. market for the Reducer, including our discussions with the U.S. Food and Drug administration (the "FDA") and potential pathways to the U.S. market;

    •
    the cost of post-market regulation if we receive necessary regulatory approvals;

    •
    our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States, Europe, Israel and other markets;

    •
    our ability to advance and complete the COSIRA-II IDE pivotal clinical trial;

    •
    our belief the totality of clinical evidence from the COSIRA study, REDUCER-I European Post-Market study and studies published in peer-reviewed journals, will provide reasonable assurance of safety and effectiveness to support a full Premarket Approval application ("PMA");

    •
    our belief that the full PMA application pathway brings the best chance of success within reasonable cost and time constraints for Tiara;

    •
    our belief that the TIARA-I Early Feasibility study demonstrates the safety of the Neovasc transcatheter mitral valve replacement ("TMVR") system;

    •
    our belief that the clinical evidence already available will be sufficient to support the availability of Tiara for the treatment of patients in Europe;

    •
    our intention to continue directing a significant portion of our resources into sales expansion;

    •
    our ability to get our products approved for use;

    •
    the benefits and risks of our products as compared to others;

    •
    our ability to find strategic alliances for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;

    •
    our plans to increase Reducer implants in Europe in 2020;

    •
    our expectation that in 2020 more German clinics will negotiate and finalize reimbursement negotiations with German insurance companies relating to the Reducer;

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

    •
    risks relating to the 2017 Notes issued pursuant to the November 2017 private placement (the "2017 Private Placement"), resulting in significant dilution to our shareholders;

    •
    risks relating to our need for significant additional future capital and our ability to raise additional funding;

    •
    risks relating to adjustment provisions in the 2017 Notes, which could make it more difficult and expensive for us to raise additional capital in the future and result in further dilution to investors;

    •
    risks relating to the sale of a significant number of Common Shares;

    •
    risks relating to the conversion of 2017 Notes, which may encourage short sales by third parties;

    •
    risks relating to the possibility that our Common Shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange ("TSX"), which could affect their market price and liquidity;

    •
    risks relating to the Company's conclusion that it did not have effective ICFR as of December 31, 2019, 2018 and 2017;

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

    •
    risks relating to the possibility that we could be treated as a "passive foreign investment company" ("PFIC");

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

    •
    risks relating to our ability to successfully enter into fundamental transactions as defined in the 2017 Notes issued pursuant to the 2017 Private Placement;

    •
    anti-takeover provisions in our constating documents which could discourage a third party from making a takeover bid beneficial to our shareholders; and

    •
    risks related to the recent coronavirus outbreak or other health epidemics, which could significantly impact our operations, sales or ability to raise capital.

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

                    COSIRA: the Company's Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multi-center, double blinded sham-controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner.

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

                    TF/TS Tiara: the Company's fully retrievable transfemoral trans-septal Tiara system, including a modified, lower profile valve and a steerable delivery system.

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

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

                    Not applicable.

ITEM 3.    KEY INFORMATION

A.                Selected Financial Data

                    The following table sets forth selected consolidated financial information for the periods indicated, prepared in accordance with International Financial Reporting Standards ("IFRS"). The selected consolidated financial information as at and for the years ended December 31, 2019, December 31, 2018, December 31, 2017, December 31, 2016 and December 31, 2015 has been derived from Neovasc's audited consolidated financial statements and accompanying notes.

                    The selected consolidated financial information should be read in conjunction with "Management's Discussion and Analysis" and the audited consolidated financial statements and accompanying notes contained elsewhere in this Annual Report. The selected consolidated financial information set out below may not be indicative of Neovasc's future performance.

	Year Ended December 31,
	2019		2018 (as restated)		2017 (as restated)		2016		2015
Revenues		$2,092,032		$1,749,133		$5,389,014		$9,512,796		$9,929,940
Loss		(35,131,015)		(107,983,475)		(21,634,068)		(86,494,893)		(26,730,490)
Basic and diluted loss per share		(5.40)		(76.26)		(265.37)		(1,280.00)		(410.00)
Total assets		10,105,840		13,327,340		23,481,096		98,809,503		61,228,394
Total long-term liabilities and damages provision		9,830,047		13,384,415		32,577,647		111,781,096		—
Cash dividend declared per share	$	nil	$	nil	$	nil	$	nil	$	nil

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

                    Our audited consolidated financial statements for the year ended December 31, 2019 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a "going concern" emphasis of matter paragraph in its report on our consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017. The terms of the 2017 Private Placement and the 2017 underwritten public offering (the "2017 Public Transaction, and together with the 2017 Private Placement, the "2017 Financings") included, amongst other things, future priced securities, full ratchet anti-dilution clauses and a senior convertible debt instrument secured on substantially all of the assets of the Company. These terms may make it more difficult to obtain additional debt or equity financing in the future. As at December 31, 2019, the Company had approximately $5.3 million in cash and cash equivalents, after receipt of the net proceeds of approximately $8.9 million from the January 2020 Financing on January 6, 2020, the Company expects that if the 2017 Notes are converted prior to the maturity date its cash is sufficient to sustain operations until approximately August 2020 at the current burn rate. If the 2017 Notes are paid out on the maturity date of May 17, 2020, the Company expects that it will have sufficient cash on hand to sustain operations until June 30, 2020 at the current burn rate. The Company will need to obtain additional debt or equity financing later in 2020 to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern. The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The 2017 Notes issued pursuant to the 2017 Private Placement have resulted in significant dilution to our shareholders and may result in further significant dilution.

                    As part of the 2017 Financings, we issued certain warrants (the "2017 Warrants") and the 2017 Notes containing so-called full-ratchet anti-dilution provisions as well as other anti-dilution provisions. All of the 2017 Warrants have been exercised or cancelled, but these provisions may be triggered with respect to the 2017 Notes upon any future issuance by us of Common Shares or Common Share equivalents at a price per share below the then- conversion price of the 2017 Notes, subject to some exceptions, which could result in significant additional dilution to our shareholders. For example, as a result of the May 2019 Financing, the conversion price of the 2017 Notes was reset to $3.95. In addition, the 2017 Notes contain future-priced conversion provisions and certain other provisions that reset the conversion price of such 2017 Notes based on the market price of the Common Shares at a future date. Such provisions have resulted in the issuance of a large number of Common Shares because the market price for our Common Shares declined below the initial conversion and exercise prices following the 2017 Financings, thereby putting pressure on the market price of our Common Shares and increasing the risk of further significant dilution upon subsequent conversions or exercises of the securities. For example, as of March 27, 2020, $28,837,000 aggregate principle amount of the 2017 Notes had been converted for 4,150,735 Common Shares and $3,913,000 aggregate principle amount of the 2017 Notes remained outstanding. To the extent that holders of the 2017 Notes convert the 2017 Notes, the market price of our Common Shares may decrease further due to the additional dilution and selling pressure in the market. The risk of dilution from issuances of Common Shares pursuant to conversions of the 2017 Notes may cause shareholders to sell their Common Shares, which could further contribute to any decline in the Common Share price. For a description of the 2017 Warrants and 2017 Notes exercised and converted, respectively, and the Common Shares issued pursuant to such exercises and conversions to date, see Item 5.A "Operating Results — Discussion of Liquidity and Capital Resources — 2017 Financings" and Item 10.A "Share Capital" of this Annual Report.

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

                    We could potentially seek additional funding through corporate collaborations and licensing arrangements, through public or private equity or debt financing, or through other transactions. However, if sales are slow to increase or if capital market conditions in general, or with respect medical device companies such as ours, are unfavorable, our ability to obtain significant additional funding on acceptable terms, if at all, will be negatively affected. Additional financing that we may pursue may involve the sale of our Common Shares or financial instruments that are exchangeable for, or convertible into, our Common Shares which could result in significant dilution to our shareholders. Additionally, the future-priced conversion mechanism and the full-ratchet anti-dilution provisions in the 2017 Notes may make it more difficult and more expensive for us to raise capital in the future. See the risk factor entitled "Future-priced conversion provisions and adjustment provisions in the 2017 Notes may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors."

                    If sufficient capital is not available, we may be required to delay our business expansion or our research and development projects, either of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

Future-priced conversion provisions and adjustment provisions in the 2017 Notes may make it more difficult and expensive for us to raise additional capital in the future and may result in further dilution to investors.

                    The 2017 Notes include, among other things, provisions relating to future-priced conversion determined in accordance with a formula referred to in the 2017 Notes as the "Alternate Conversion Price", and pursuant to other terms and conditions. In addition, the 2017 Notes contain full-ratchet anti-dilution provisions. If we are unable to raise additional capital at an effective price per Common Share that is higher than the conversion price of the 2017 Notes, the anti-dilution provisions contained in the 2017 Notes may make it more difficult and more expensive to raise capital in the future. Any reduction in the conversion price of the 2017 Notes, or any increase in the number of Common Shares issuable upon the conversion of the 2017 Notes, may also result in additional dilution in the per share net tangible book value of our Common Shares.

Sales of a significant number of Common Shares in the public markets, or the perception of such sales, have depressed and may continue to depress the market price of the Common Shares.

                    Sales of a substantial number of Common Shares or other equity-related securities in the public markets by the Company or its shareholders could depress the market price of the Common Shares and impair our ability to raise capital through the sale of additional equity securities. While we cannot predict the effect that sales of the securities issued pursuant to the 2017 Financings or other equity-related securities have on the market price of the Company's Common Shares, we believe that issuances of Common Shares upon the exercise of 2017 Warrants and the conversion of 2017 Notes containing future-priced exercise formulae, and the sales of such Common Shares in the public markets, or the perception of such sales, have materially impacted the market price for the Common Shares since the 2017 Financings, regardless of the performance of the Company. The price of the Common Shares could be affected by further sales of the Common Shares issuable upon conversion of the 2017 Notes, or by hedging or arbitrage trading activity, which we expect may be occurring involving the Common Shares issuable upon conversion of the 2017 Notes.

The sale of Common Shares issued upon conversion of the 2017 Notes issued pursuant to the 2017 Private Placement could encourage short sales by third parties which could further depress the price of the Common Shares.

                    Any downward pressure on the price of Common Shares caused by the sale of the Common Shares issued upon the conversion of the 2017 Notes could encourage short sales by third parties. In a short sale, a prospective seller borrows Common Shares from a shareholder or broker and sells the borrowed Common Shares. The prospective seller hopes that the Common Share price will decline, at which time the seller can purchase Common Shares at a lower price for delivery back to the lender. The seller profits when the Common Share price declines because it is purchasing Common Shares at a price lower than the sale price of the borrowed Common Shares. Such sales could place downward pressure on the price of our Common Shares by increasing the number of Common Shares being sold, which could further contribute to any decline in the market price of our Common Shares.

Our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity. If our Common Shares were to be delisted, investors may have difficulty in disposing of their shares.

                    Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol "NVCN". We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that an issuer's listed securities maintain a total market value of $35 million pursuant to Nasdaq Listing Rule 5550(b)(2). On August 22, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020 (the "Compliance Period"), to regain compliance. To regain compliance, the market value of our listed securities had to have exceeded $35 million for a minimum of 10 consecutive business days. The Company did not regain compliance by February 17, 2020. On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Staff had determined to delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 26, 2020, the Company requested such a hearing and the date of the hearing has been set by the Nasdaq for April 2, 2020. This request for a hearing will stay any further action by the Staff and the Company's securities will continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process.

                    The dilution from the 2017 Financings, pressure on the share price from the future priced conversion features of the 2017 Notes, or from subsequent sales of Common Shares issued upon the conversion 2017 Notes, may continue to put downward pressure on the price and market value of our Common Shares. In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on the Nasdaq. We cannot assure you that the Nasdaq will not exercise such discretionary authority.

                    There can be no assurance that our Common Shares will remain listed on the Nasdaq or the TSX. If we fail to meet or regain compliance with any of the Nasdaq's or the TSX's continued listing requirements, our Common Shares may be delisted. A delisting from the Nasdaq would result in an event of default under the 2017 Notes. Any delisting of our Common Shares may adversely affect a shareholder's ability to dispose, or obtain quotations as to the market value, of such shares.

In connection with the preparation and audit of our financial statements for the year ended December 31, 2019, 2018 and 2017, material weaknesses in our internal control over financial reporting were identified, which means that a reasonable possibility exists that material misstatements in the Company's financial statements will not be prevented or detected on a timely basis.

                    The Sarbanes-Oxley Act of 2002 ("SOX") and applicable Canadian securities laws require an annual assessment by management of the effectiveness of the Company's ICFR. The Company's management, under the supervision and with the participation of its President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's ICFR as of December 31, 2019, 2018 and 2017. As a result of this evaluation, management concluded that it did not have appropriate controls in place to perform an effective risk assessment process, to design and implement controls supported by documentation and to provide evidence that such controls were designed and operating effectively, which contributed to a material weakness as the Company incorrectly determined testing units as a period expense in product development and clinical trials expenses rather than as an asset classified as research and development supplies. A material weakness, as defined in National Instrument 52-109 of the Canadian Securities Administrators and Rule 12b-2 under the U.S. Exchange Act, is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

                    In light of the identified material weakness, the Company was unable to conclude that it had effective ICFR as of December 31, 2019, 2018 and 2017 in accordance with Section 404 of SOX and applicable Canadian securities laws. While the Company has concluded that its financial statements for the year ended December 31, 2019 fairly present in all material respects its financial position, results of operations and cash flows for the periods presented in accordance with IFRS, the Company's inability to maintain effective ICFR could result in the loss of investor confidence in the reliability of the Company's financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. The Company has taken measures, and plans to continue to take measures, to remediate this material weakness. However, the implementation of these measures may not fully address this material weakness in ICFR. In addition, the material weakness cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. If the Company is unable to correct this material weakness on a timely basis or to discover and address any other control deficiencies, this could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. No evaluation can provide complete assurance that the Company's ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to monitor its ICFR. Although the Company intends to expend substantial time and incur substantial costs, as necessary, to remediate the material weakness and ensure ongoing compliance, it cannot be certain that it will be successful in complying with Section 404 of SOX and similar Canadian securities law requirements.

Our Common Share price has experienced significant volatility and may be subject to fluctuation in the future based on market conditions or conversion of the 2017 Notes issued pursuant to the 2017 Private Placement.

                    The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public's reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the other factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2019 to March 27, 2020, the closing price of the Common Shares on the TSX has ranged from a high of C$14.50 to a low of C$2.08 and from January 1, 2019 to March 27, 2020 the closing price of the Common Shares on the Nasdaq has ranged from a high of $11.00 to a low of $1.42.

                    Any negative change in the public's perception of our prospects could cause the price of our securities to decrease dramatically. Furthermore, selling pressure caused by the conversion of the 2017 Notes issued pursuant to the 2017 Private Placement, adjustments to the conversion price of such 2017 Notes as a result of anti-dilution provisions therein or the future-priced conversion mechanism in the 2017 Notes or otherwise, or negative change in the public's perception of the prospects of medical companies in general, could further depress the price of our securities, regardless of our performance. Following declines in the market price of a company's securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management's attention and resources.

Certain shareholders of the Company hold significant amounts of the listed and outstanding Common Shares, or securities convertible into Common Shares, which could influence our business operations and sales of our shares by such shareholders could influence our share price.

                    To the best knowledge of the Company, Magnetar Financial LLC owns beneficially, directly or indirectly, over 5% of the Common Shares on a diluted basis. The holdings of certain of these securityholders may increase upon the conversion of 2017 Notes issued to them pursuant to the 2017 Private Placement. The exercise of voting rights associated with shares held by these shareholders at meetings of shareholders may have significant influences on our business operations. If any of these major securityholders sell their shares, it could have significant influences on our share price, depending on the market environment at the time of such sale.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

                    As of December 31, 2019, we had approximately $3,913,000 of senior secured indebtedness outstanding that matures on May 17, 2020 and $11,500,000 of additional secured indebtedness from the issuance of the convertible 2019 Notes that mature On May 16, 2023. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

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

                    The occurrence of any one or more of these circumstances could have a material adverse effect on us. Our ability to make scheduled payments on or to refinance our indebtedness, depends on and is subject to our financial and operating performance, which in turn is affected by general and regional economic, financial, competitive, business, and other factors (many of which are beyond our control), including the availability of financing in the international banking and capital markets. We cannot be certain that our business will generate sufficient cash flows from operations or that future borrowings will be available to us in an amount sufficient to enable us to repay or refinance our debt, or to fund our other liquidity needs. If we are unable to make our scheduled payments on our debt or to fund our other liquidity needs, we will need to restructure or refinance all or a portion of our debt. Failure to successfully restructure or refinance our debt could cause us to default on our debt obligations and would impair our liquidity. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our indebtedness could be at higher interest rates and may require us to comply with more onerous covenants that could further restrict our business operations.

                    Moreover, in the event of a default, the holders of the applicable indebtedness could elect to declare all the funds borrowed to be due and payable. We cannot be certain that our assets or cash flows would be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. In addition, the 2017 Notes are secured by a first priority lien on all of our present and after-acquired personal property, which includes all of our assets in the U.S., Canada and Israel related to the Tiara and the Reducer, and, upon the occurrence and continuation of any event of a default the 2017 Notes, the holders of the 2017 Notes generally would be entitled to seize the collateral. Any such event of defaults could materially and adversely affect our results of operations and financial condition.

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

                    The Company was engaged in litigation with Edwards Lifesciences CardiAQ LLC ("CardiAQ"), formerly known as CardiAQ Valve Technologies Inc., as further described below. Litigation resulting from CardiAQ's claims has been, and is expected to continue to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that further judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages that could exceed our resources and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial position.

                    On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc's transcatheter mitral valve technology, including the Tiara ("CardiAQ v. Neovasc Inc."). On May 19, 2016, a jury awarded $70 million in favor of CardiAQ on certain trade secret claims. On October 31, 2016, a judge awarded an additional $21 million in enhanced damages to the jury's award. On January 18, 2017, a judge granted CardiAQ's motion for pre- and post-judgment interest. Neovasc and CardiAQ each appealed on various grounds. The judgment in the District of Massachusetts case, including the pre- and post- judgment interest amounts, was stayed pending completion of the appeal pursuant to a court order of December 23, 2016. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ's cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

                    On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. There are no monetary awards associated with these matters and no damages award was recognized.

                    On March 24, 2017, CardiAQ filed a related lawsuit in the U.S. District Court for the District of Massachusetts (the "Court"), asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

                    On January 22, 2019, the Company announced that pursuant to a settlement reached with Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively, the "Edwards Plaintiffs"), the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Company, Boston Scientific Corporation ("Boston Scientific") and Livanova, would be dismissed on a no-costs basis.

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

                    We may incur losses in the future and our losses may increase. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 2019, we had a net loss of $35,131,015 and at December 31, 2019, we had an accumulated deficit of $366,532,164. We have increased our research and development expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in research and development expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. There can be no assurance that revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

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

                    In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the "ACA") was enacted. The ACA imposed new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales. In 2015, Congress imposed a 2-year moratorium on this medical device tax, so that medical device sales during the period between January 1, 2016 and December 31, 2017 are exempt from the tax. New legislation was passed in January 2018 that delayed the tax until January 1, 2020, and the tax was repealed in December 2019 pursuant to the Further Consolidated Appropriations Act. The device tax, if reinstated, could materially and adversely affect our business, cash flows and results of operations. The ACA also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the ACA includes a reduction in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019, which are based on various performance measures and physicians' participation in alternative payment models such as accountable care organizations. Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints and discounts, and require marketing cost disclosure and transparency measures. There have also been judicial and congressional challenges to the ACA, as well as efforts by the U.S.

administration to modify, repeal, or otherwise invalidate all, or certain provisions of, the ACA. Since January 2017, the U.S. President has signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The current U.S. administration also discontinued the payment of cost-sharing reduction ("CSR") payments to insurance companies in 2017. In addition, CMS has proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Because of the Tax Cuts and Jobs Act enacted on December 22, 2017, the ACA's individual mandate penalty for not having health insurance coverage was repealed on January 1, 2019. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although the majority of these measures have not been enacted by Congress to date, Congress will likely continue to consider other legislation to repeal or repeal and replace elements of the ACA. Also, in addition to other judicial challenges to the ACA, a petition for certiorari is pending before the U.S. Supreme Court to review a December 2019 ruling in the U.S. Court of Appeals for the Fifth Circuit finding the individual mandate of the ACA to be unconstitutional. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would adversely affect our business, financial condition and results of operations.

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

                    The pre-clinical and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to rigorous regulation by federal, provincial, state and local governmental authorities. Our medical devices are principally regulated in the United States by the FDA, in Canada by the Health Canada (particularly, the Therapeutic Products Directorate), in the European Union by the European Medicines Agency ("EMA"), and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to, among other things, requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

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

There may be adverse U.S. federal income tax consequences for investors if we are or become a PFIC under the U.S. Internal Revenue Code of 1986, as amended.

                    Although we do not currently anticipate that we will be treated as a PFIC in the current taxable year or in the foreseeable future, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the U.S. Internal Revenue Service ("IRS") will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. Investors should read "U.S. Federal Income Tax Considerations" for more information, and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the "FCPA"), as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom's Bribery Act or the Corruption of Foreign Public Officials Act of Canada (the "CFPOA"), could subject us to penalties and other adverse consequences.

                    Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the United Kingdom's Bribery Act, the CFPOA and the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

The 2017 Notes issued pursuant to the 2017 Private Placement contain provisions that restrict the Company's ability to enter into Fundamental Transactions.

                    The 2017 Notes issued pursuant to the 2017 Private Placement contain provisions that restrict the Company's ability to enter into a transaction whereby (i) the Company or any of its subsidiaries, (1) consolidate or merge with any other person, (2) sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of its respective properties or assets to any other person, (3) allow any other person to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding Common Shares of the Company, (4) consummate share purchase agreement or other business combination with any other person whereby such other person acquires more than 50% of the outstanding Common Shares of the Company, (5) reorganize, recapitalize or reclassify the Common Shares of the Company, (ii) any "person" or "group" is or shall become the "beneficial owner" of 50% of the aggregate ordinary voting power represented by issued and outstanding Common Shares of the Company, or (iii) any transaction or series of related transactions which, directly or indirectly, could result in the issuance of Common Shares of the Company or convertible securities or the entering into any other agreement structured in a manner to circumvent, or that circumvents, the intent of this definition (each a "Fundamental Transaction"), unless (i) the successor entity assumes in writing all of the obligations of the Company under the 2017 Notes and other transaction documents, including entering into agreements to deliver to the holder in exchange for the 2017 Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the 2017 Notes; and (ii) the successor entity is a publicly traded corporation listed on The New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market, the OTCQB or the Nasdaq (the "Eligible Markets"). These provisions may impact the Company's ability to effect a transaction that it believes is in the best interest of the stakeholders, including a transaction with a foreign acquirer that is not listed on an Eligible Market.

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

The recent coronavirus outbreak or other health epidemics could significantly impact our operations, sales or ability to raise capital.

                    In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The outbreak was initially concentrated in China, although numerous cases continue to be confirmed in other countries. Our results of operations could be adversely affected to the extent that the coronavirus or any other epidemic harms the global economy. We may also experience impacts to certain of our or suppliers as a result of a health epidemic or other outbreak occurring in one or more of our markets. Further, our operations have and may further experience disruptions, such as temporary closure of our offices and/or those of our suppliers and suspension of services, which may materially and adversely affect our business, financial condition and results of operations. Such a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, which could in turn adversely impact our ability to raise capital. The duration of the business disruption and related financial impact cannot be reasonably estimated at this time but may materially affect our consolidated results for the first quarter and fiscal year 2020. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

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

                    The Company has the following seven wholly owned subsidiaries:

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

                    Additionally, throughout the years 2014 to 2019, the Company announced a number of developments pertaining to litigation, all as more fully discussed under Item 8.A "Consolidated Statements and Other Financial Information — Legal Proceedings".

                    In November 2017, Neovasc completed the 2017 Financings, comprising the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in its litigation with CardiAQ (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. The only securities issued pursuant to the 2017 Financings that remain outstanding are $ 3,913,000 aggregate principal amount of the 2017 Notes. For a description of the terms of the 2017 Financings and the securities issued pursuant to the 2017 Financings, see Items 5.A "Operating and Financial Review and Prospects — Discussion of Liquidity and Capital Resources" and 10.A "Share Capital" herein, and the prospectus supplement, dated November 10, 2017 (the "Prospectus Supplement") and the forms of securities, each as filed or furnished under the Company's profiles on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov.

                    On February 28, 2019, the Company completed the February 2019 Financing, an underwritten public offering of 1,111,111 Common Shares, at a price of $4.50 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company used the net proceeds of the February 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the February 2019 Financing, the Company issued the underwriter warrants (the "February Broker Warrants") to purchase in aggregate up to a 72,222 Common Shares, exercisable at a price per Common Share equal to $5.625 for a period of three years following issuance.

                    On March 15, 2019, the Company completed the March 2019 Financing, an underwritten public offering of 1,111,111 Common Shares, at a price of $4.50 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company used the net proceeds of the March 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the March 2019 Financing, the Company issued the underwriter warrants (the "March Broker Warrants", and together with the February Broker Warrants, the "2019 Broker Warrants") to purchase in aggregate up to a 72,222 Common Shares, exercisable at a price per Common Share equal to $5.625 for a period of three years following issuance.

                    On May 16, 2019, the Company completed the May 2019 Financing of (i) the 15% original issue discount 2019 Notes with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 Common Shares at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

                    On June 4, 2019, Dr. William O'Neill resigned from the board of Directors and Fred Colen was elected in his place, and on September 16, 2019, Jane Hsiao resigned from the board of Directors and Norman Radow was appointed in her place.

                    On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 series A units ("Series A Units") and 1,241,490 series B units ("Series B Units") at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately US$10 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company.

                    On August 22, 2019, the Company received written notification (the "Notification Letter") from the Nasdaq notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from July 10, 2019 to August 20, 2019, the Company no longer meets the minimum market value requirement. The Notification Letter does not impact the Company's listing on the Nasdaq Capital Market at this time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has been provided 180 calendar days, or until February 17, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company's market value must exceed US$35 million for a minimum of 10 consecutive business days. The Company did not regain compliance by February 17, 2020. On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Staff had determined to delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 26, 2020, the Company requested such a hearing and the date of the hearing has been set by the Nasdaq for April 2, 2020. This request for a hearing will stay any further action by the Staff and the Company's securities will continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process.

                    The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and Neovasc (US) Inc. ("NUS") are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS, the full fledged distributer of Reducer IP in the US and of Tiara IP globally, charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH conducts sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML. Neovasc Management Inc provides executive management services to Neovasc Inc.

B.                Business Overview

Introduction

                    Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology, in development for the transcatheter treatment of mitral valve disease, and the Reducer, for the treatment of refractory angina.

                    In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, Neovasc Tiara Inc. ("NTI"), in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently additional patients have been treated with the

Tiara (22 under compassionate use approvals in Vancouver, Canada and in Europe, 27 in the TIARA-I study and 33 in the TIARA-II clinical trial) bringing the total number of patients treated with the device to 82 through March 27, 2020. In December 2014, the Company announced that it had received approval from the U.S. Food and Drug Administration ("FDA") to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara valve system in high risk surgical patients. The study includes 27 patients enrolled at centers in the United States, Canada and Belgium. We received approval from the FDA to close enrollment in the TIARA-I study in the United States on November 15, 2019. On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany, Israel, Spain and the United Kingdom. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara's safety and performance. It is expected that data from this study will be used to file for CE Mark approval which would enable Neovasc to market the device in Europe.

                    In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina, resulting in continuing symptoms despite maximal medical therapy and without further revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A recent publication in the Cardiovascular Revascularization Medicine Journal by Benck and Henry suggests that the prevalence of No-Option Refractory Disabling Angina (NORDA) in the U.S. population is between 26,000 and 52,000. In another publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous. It further stated that persistent angina is associated with a significant economic burden with healthcare costs almost being two-fold higher among patients with persistent angina post-percutaneous coronary intervention vs. those who become symptom free. The Company completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer product in the European marketplace. The Company initiated commercial sales of the Reducer product in early-2015. In March 2014, the Company announced that results of its COSIRA clinical trial had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA study had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

                    In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 190 patients have been enrolled across 20 centers that are active in Italy, Germany, Belgium, Netherlands, United Kingdom and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. NUB 1 status was renewed in January 2019 and again in January 2020. In 2018 and 2019. In 2020, more German clinics will continue to negotiate and finalize these reimbursement negotiations.

                    In October 2018, the Company announced that the FDA designated the Reducer as a Breakthrough Device. In December 2018, the Company filed a Q-Sub submission to the FDA containing a comprehensive overview of all available Reducer Clinical data, real world performance data and a risk/benefit analysis for patients with Refractory Angina requesting an FDA Sprint discussion meeting. The Sprint discussion occurred during January 2019. On February 20, 2019 the Company announced that the FDA had informed Neovasc that, despite "Breakthrough Device Designation", the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible. On December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer.

                    Neovasc's business operations started in March 2002, with the acquisition of Neovasc Medical Inc. ("NMI"). NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporated this tissue into their own products such as transcatheter heart valves. Neovasc's biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre Vascular, Inc. ("LeMaitre") for $4.6 million but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific Corporation to acquire Neovasc's advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Neovasc retained a license for its own Tiara products but ceased operations of its consulting services and contract manufacturing revenue line items in 2017.

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

                    Key elements of this strategy include:

    •
    Tiara — expanding the Company's clinical experience of the Tiara, continuing enrollment in and expansion of the TIARA-II multi-center CE Mark clinical study, and applying for CE Mark approval in approximately 2020. Finalizing the TIARA-I study; enrollment in the TIARA-I study was closed on November 15, 2019 with a total of 27 patients treated. Development of the Tiara transfemoral trans-septal system for preclinical bench and animal studies to successful completion, followed by initiation of a first human feasibility clinical study by the end of 2020.

    •
    Reducer — continuing therapy development of the Reducer, and supplementing the successful COSIRA prospective, multicenter, randomized, double-blind, sham-controlled clinical study with additional clinical experience through the Company's targeted commercial launch of the Reducer in Europe and enrollment in the REDUCER-I, real world post-market observational clinical study. Improving revenue growth in Europe by leveraging the renewed NUB 1 status in Germany and by further accelerated therapy development. Seeking strategic alternatives and alliances to build on the growing enthusiasm in the market for, and adoption of, the Reducer, in order to broaden and deepen therapy penetration in Europe and the Middle East. Continuing to execute on our U.S. strategy and work with the FDA to meet the requirements for entrance into the U.S. market. The Company filed a PMA application for this Breakthrough medical device on December 30, 2019 with a request for an Advisory Panel meeting. The Company believes that the totality of clinical evidence from the COSIRA study, REDUCER-I European Post-Market study (with interim results of over 200 of 400 patients enrolled), and multiple independent studies published in peer-reviewed journals, will provide reasonable assurance of safety and effectiveness to support a PMA. While any pathway to U.S. market approval by the FDA carries considerable risk, and there can be no assurance that the PMA will be approved by the FDA in a timely manner or at all, we believe the PMA application pathway brings the best chance of success within reasonable cost and time constraints. While an additional post-market study will most likely be needed and the body of real-world evidence continues to grow, the Company believes that the clinical evidence already available will be sufficient to support the availability of this breakthrough medical device for the treatment of U.S. patients.

    •
    Financial and organizational restructuring to establish a lean and accountable organization with stable capitalization. We are currently exploring additional financing options to bring additional capital into the Company and will provide public updates when appropriate.

Neovasc's Products

Tiara

                    In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is currently in the clinical trial phase providing a minimally invasive transcatheter device for patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral valve regurgitation, the majority of them with functional Mitral Regurgitation. The unmet medical need in these patients is high. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Many of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete, and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in the U.S.

                    Our clinical experience to date has been with the 35 mm and 40 mm Tiara valve. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015. These two sizes allow for the treatment of approximately 75% of the annulus sizes in this high-risk patient population, in our TIARA-I and TIARA-II Clinical Studies. Currently, approximately 20% of this high-risk patient population meet all inclusion criteria for the Tiara studies and can be treated.

                    As of March 27, 2020, 82 patients have been treated with Tiara in either the TIARA-I Early Feasibility Clinical Study, compassionate use cases or in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate for the 82 patients treated with the Tiara (i.e. those treated more than 30 days ago) is 89% with one patient now over six years post implant. The Tiara has successfully treated both functional and degenerative Mitral Regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings. On November 15, 2019, TIARA-I study enrollment was closed with 27 treated patients enrolled. This decision was not due to any safety concerns. The objective of the TIARA-I Early Feasibility study was to demonstrate the safety of the Neovasc TMVR system, while gathering preliminary information on device performance and clinical outcomes. With the experience to date, we believe that we have accomplished this objective. The patients that are in follow-up will continue to be followed with continued follow up assessments, reporting requirements, etc. as per protocol through their 5-year visits. This decision has no impact on the currently enrolling TIARA-II CE Mark Study. There are currently 18 active sites across Germany, Israel, Spain, the Netherlands and the UK with additional sites in the process of obtaining regulatory approvals.

                    The results from our clinical experience to-date continues to demonstrate the potential benefit for patients who otherwise have no treatment options. Patient selection continues to be challenging as the Company and clinical community continue to learn more about treating this population of very sick patients.

                    Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the low atrial profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. The Tiara has successfully treated 17 patients with previous aortic valves (AVR), including mechanical, bioprosthetic and TAVI, without any LVOT obstruction, no peri-procedural deaths or paravalvular leak. Data on the first twelve patients with previous AVR, treated with Tiara was published in 2018 in Circulation: Cardiovascular Interventions.

                    There are several other transcatheter mitral valve replacement devices in development by third-parties, some of which have been implanted in early feasibility type studies, pivotal U.S. studies, and CE Mark studies with varying results. There is no certainty that the Tiara will successfully proceed through clinical evaluation and ultimately receive regulatory approval to treat these patients.

                    The Tiara valve is manufactured, packaged and labelled in-house by the Company and is made up of two major components: the leaflets which are made from the Peripatch bovine tissue licensed from Boston Scientific, a fabric skirt, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact further development of the Tiara. The Tiara delivery system is manufactured, packaged and labelled in-house by the Company using customized standard catheter construction components that are readily available through vendors.

                    The TIARA-II study is estimated to cost approximately $15 million. While many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being recognized as one of the leading mitral valve replacement devices. Neovasc is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, the Tiara would be commercially manufactured in the same manner at Neovasc's facility.

Regulatory Status

                    The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and is targeting applying for CE Mark approval in Europe in approximately 2020, assuming sufficient patients will have been enrolled with sufficient follow-up time by then. There is no assurance that European regulatory filing and an approval will be granted in the time frame anticipated by management or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need.

                    On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II study in Italy. Since then Neovasc has received regulatory and ethics committee approvals to conduct the study in Germany, Israel, Spain, the Netherlands and the United Kingdom.

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

                    Refractory angina, resulting in continued symptoms despite maximal medical therapy without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A recent publication in the Cardiovascular Revascularization Medicine Journal by Benck and Henry suggests that the prevalence of No-Option Refractory Disabling Angina (NORDA) in the U.S. population is between 26,000 and 52,000. Another publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous. It further stated that persistent angina is associated with a significant economic burden with healthcare costs almost being two-fold higher among patients with persistent angina post-percutaneous coronary intervention vs. those who become symptom free. Additionally, there is emerging interest in treating patients that have refractory angina despite patent coronary arteries. Angina with non-obstructive coronary artery disease may affect as many as 39% of patients with chest pain according to a study from Patel et. al, published in the New England Journal of Medicine. Furthermore, a publication in Circulation by Lee et. al. suggests upwards of 20% of patients with angina and non-obstructive coronary artery disease have evidence of microvascular dysfunction. Increasing interest in diagnosis and treatment of angina and microvascular dysfunction as evidenced by the 2019 ESC Guidelines for the diagnosis and management of chronic coronary syndromes provides growing support for Reducer treatment.

                    The pain and shortness of breath associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Clinical studies demonstrate that the Reducer can provide significant relief of chest pain, shortness of breath and other debilitating symptoms in refractory angina patients. A significant proportion of the angina patients in the United States and in Europe are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial potential market opportunity for the Reducer. There continues to be interest from the medical community to explore the use of Reducer for other indications. Further clinical trials will need to be conducted to explore this possibility.

                    The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient by definition is resistant to other therapies, existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain, shortness of breath and other debilitating symptoms. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before the Reducer is considered. Neovasc believes that further studies may demonstrate that additional patient populations may benefit from treatment with Reducer and thus could further increase its market potential.

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

                    Using a catheter-based procedure, the Reducer is implanted in the coronary sinus (the main vein draining blood from the heart muscle). Following implantation, the Reducer becomes covered with endothelial tissue after about 4-6 weeks. This tissue coverage creates a permanent (but reversible, if necessary) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This focal narrowing provides a backwards pressure elevation in the coronary sinus which is intended to improve blood perfusion to ischemic territories of the heart muscle by forcing redistribution of blood from the less ischemic areas to the more ischemic areas of the heart muscle. This can result in improved perfusion of the endocardium, which helps relieve ischemia and chest pain, shortness of breath and other debilitating symptoms. The physiological mechanism behind this effect is well documented in medical literature.

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

                    The Reducer has demonstrated excellent results in multiple animal studies, a first-in-human clinical trial of fifteen patients suffering from chronic refractory angina who were followed out to six months, and then again at three years post implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at six months and these same results were noted at the three year follow up. During this period, the Reducer appeared safe and well tolerated in these patients.

                    The Company completed the COSIRA trial, a prospective, multicenter, randomized, double-blind, sham-controlled study to assess the safety and effectiveness of the Reducer device in 2013. The COSIRA trial's primary endpoint was a two-class improvement in Angina symptoms, six months after implantation in patients' ratings on the CCS angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class III or IV, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 [34.6%] of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 [15.4%] of the control patients [p-value = 0.024]). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 [71.2%] of the Reducer patients showed this improvement compared to 22 of 52 [42.3%] of the control patients [p-value = 0.003]). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

                    In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 242 patients have been enrolled across 23 centers that are active in Italy, Germany, Austria, Belgium, the Netherlands, the United Kingdom and Switzerland.

                    In 2018 an article by Parikh, Parth et al., was published in the Journal of the American College of Cardiology (JACC) titled, "First-in-Human Use of Coronary Sinus Reducer in Patients with Refractory Angina". This article describes the long-term structural, anatomic, and clinical durability of the Reducer. Reducers were patent 12 years following implantation, with no signs of strut fractures, dislocation, thrombosis, or migration, and sustained improvement in angina class at six months and three years. These results were also maintained at the 12-year follow-up.

                    Hundreds of patients have been enrolled in clinical studies conducted by third parties across Europe and Israel relating to the Reducer. These studies continue to show a strong safety profile and positive clinical results that trend closely to the COSIRA randomized study. Many of these studies have been published and presented in medical forums. It is anticipated that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken. If the results from such third-party activities continue to show positive results from the product, they may provide additional data to support expanded adoption of the Reducer for the intended patient population. As a result of the clinical evidence from these studies and publications, the Reducer Therapy has now been recognized in the European Society of Cardiology Guidelines as a treatment option for refractory angina.

                    There have been numerous publications of clinical results since the COSIRA study was published in the New England Journal of Medicine in 2015. Recently a publication in the European Heart Journal by Gallone, et al., on the "Cost-effectiveness of the coronary sinus Reducer and its impact on the healthcare burden of refractory angina" indicated that the Reducer was consistently cost-effective according to a range of cost-effectiveness thresholds after just one year of implant.

                    Following the positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in multiple jurisdictions across Europe. Direct sales are underway in select centers in Germany. Based on the initial results from the targeted launch, Neovasc has developed an expanded sales plan and strategy for 2020 and beyond. Any sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

                    Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. The commercial progress for the Reducer in 2019 was encouraging with a 20% increase in revenue compared to 2018.

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

                    On January 18, 2018, the Company reported the Reducer was featured in a "live case" broadcast to more than 800 participants at the Kardiologie Symposium 2018 held in Berlin, Germany. The successful live case was performed by Dr. Spyrantis and Professor Banai in the Sana-Klinikum Lichtenberg. During May 2018 and again in 2019, at the Euro PCR Conference in Paris, the Reducer was showcased during a dedicated Reducer symposium.

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

                    On March 5, 2019, the Company reported the Reducer was featured in a "live case" broadcast to more than 3,000 participants at the Cardiovascular Research Technologies (CRT) meeting in Washington D.C. The successful live case was performed by Dr Giannini at Maria Cecilia Hospital in Cotignola, Italy.

                    On May 6, 2019, the Company announced that 1,000 patients diagnosed with refractory angina have been treated with the Reducer. The Reducer therapy now benefits from medical evidence spanning 1,000 patients and 14 years of follow up.

                    On September 3, 2019, the Company announced that the European Society of Cardiology included Neovasc Reducer in the European Practice Guidelines for the Diagnosis and Management of Chronic Coronary Syndromes. The Reducer entered at Class 2 B, the highest recommendation class for therapies addressing refractory angina.

                    On November 1, 2019, the Company announced it had advised the FDA of its decision to submit a PMA application, and on December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer.

Regulatory Status

                    The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc completed development of the commercial-generation Reducer and the product is currently in commercial scale manufacture.

                    On November 3, 2017, Neovasc received FDA approval for a U.S. IDE clinical trial, COSIRA II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study were already appointed, the Company evaluated the timing for starting such a U.S. clinical trial, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be approximately $20 million. U.S. marketing approval is expected about four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future.

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

                    On June 26, 2019, the Company and two top U.S. Cardiologists, met with FDA to further discuss available clinical evidence for the Reducer, to try to reach agreement on potential options to enter the U.S. Market. FDA provided the Company with guidance towards potential alternate options, including the HDE pathway for class IV refractory angina patients and/or alternate clinical trial designs for a broader refractory angina patient population.

                    Following the Sprint discussion held with the FDA on October 9, 2019 and weighing all available options a decision was made by the Company to pursue a PMA application for this Breakthrough medical device. The Company believes that the totality of clinical evidence from the COSIRA study, interim results from the REDUCER-I European Post-Market study, and multiple independent studies published in peer-reviewed journals, will provide reasonable assurance of safety and effectiveness to support a PMA. The PMA application was submitted December 30, 2019, with a request for an Advisory Panel meeting. While any pathway to U.S. market approval by the FDA carries considerable risk, and there can be no assurance that the PMA will be approved by the FDA in a timely manner or at all, we believe the full PMA application pathway brings the best chance of success within reasonable cost and time constraints. While an additional post-market study will most likely be needed and the body of real-world evidence continues to grow, the Company believes that the clinical evidence already available will be sufficient to not further delay the availability of this Breakthrough medical device for the treatment of U.S. patients. In the event that the PMA is approved by the FDA, there can be no assurance that Neovasc will be successful in commencing commercialization of Reducer in the United States on a timely basis or at all, or of the total addressable market size for Reducer.

New Products/Components/Cycles

Tiara

                    A key strategic and focused activity for the Company in the Mitral Valve space is the development of the transfemoral, trans-septal version of the Tiara Mitral Valve, which the Company believes has the potential to lead to a breakthrough for the optimal treatment of severe Mitral Regurgitation, by providing a safe and broadly usable implantation technique. These development activities are taking place both in the Company's Vancouver, BC and New Brighton, MN facilities. Outside of the development of a unique and innovative delivery system, the Company will make several minor, but meaningful changes to the current Tiara valve, in order to enhance trans-septal delivery & deployment, as well as to further increase the suitable patient population, while maintaining the core features and functionality of the current valve in order to leverage clinical and technical performance data. We initiated the formal development of this system, based on the completed conceptual work at the end of the first quarter of 2019.

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

Principal Markets

Category of Activity

                    The Company's revenues have historically been derived from its sales of the Reducer, contract manufacturing and consulting services. The following table sets forth the breakdown of revenues by these categories of activity:

	% Revenue
	Year Ended December 31,
Category of Activity	2019	2018	2017
Reducer Sales	$2,092,032	$1,749,133	$1,128,126
Contract Manufacturing	—	—	$949,379
Consulting Services	—	—	$3,311,509

Total	$2,092,032	$1,749,133	$5,389,014

                    At the end of 2017, the Company ceased all Contract Manufacturing and Consulting Services activities and is now focused on the commercialization of its own product, the Reducer, only.

Marketing

                    The Company markets the Reducer through direct sales in Germany and through distributors for other countries in Europe and the Middle East. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia and Israel, and has ongoing Reducer sales activities in these countries. In 2020, Neovasc's marketing plan is to focus its sales activities on Germany after retaining NUB 1 status in that country, as well as on further penetration of markets where the Company already has a sales presence with distributors, rather than expanding into more countries at this point in time. The Company is unable to initiate marketing activities in the United States until receiving U.S. regulatory approval, if such approval is granted. Based on achieving NUB 1 status in Germany and a general positive reception of the Reducer in the European market, including positive experiences by many physicians treating their own patients with the Reducer, the Company is seeing an increase in adoption of the Reducer therapy in Europe and is focusing on using its NUB 1 status to further develop its marketing efforts, in Germany in particular.

Economic Dependence

                    Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so.

Commercial Contracts

                    For the year ended December 31, 2019, revenues from the Company's three largest customers accounted for approximately 12%, 9% and 8% of the Company's sales. These customers are typically established medical device distributors who distribute Reducer within a broader portfolio of third party products.

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

Tiara — Pending Applications

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	2854719	European Patent Office	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	2016106476576	China	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	20190254820	United States of America	May 29, 2033
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2900571	Canada	March 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2018112168938	China	March 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	147641062	European Patent Office	March 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	14195576	United States of America	March 3, 2034
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	15819512	United States of America	N/A
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	201736296	Australia	November 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	3042588	Canada	November 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	137495784	European Patent Office	February 13, 2033

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	2017800720409	China	November 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	178708202	European Patent Office	November 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	2019526481	Japan	November 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	16-796157	United States of America	March 3, 2034
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	3066262	Canada	February 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	137495784	European Patent Office	February 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	16/439170	United States of America	February 8, 2033
TRANSCATHETER MITRAL VALVE PROSTHESIS	3043737	Canada	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	117770651	European Patent Office	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	2019000320	Japan	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	191896000	European Patent Office	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	191895416	European Patent Office	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	16/559191	United States of America	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	16/659354	United States of America	April 28, 2031
TRANSFEMORAL DELIVERY SYSTEM	2020191015527	Germany	December 15, 2026
TRANSSEPTAL DELIVERY SYSTEM	2016800818120	China	December 15, 2026
TRANSSEPTAL DELIVERY SYSTEM	168742054	European Patent Office	December 15, 2026
TRANSSEPTAL DELIVERY SYSTEM	2018530833	Japan	December 15, 2026
TRANSSEPTAL DELIVERY SYSTEM	3007660	Canada	December 15, 2026
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	16/707481	United States	November 16, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	3065854	Canada	November 20, 2032
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	3007670	Canada	January 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	201780021798X	China	January 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	177435344	European Patent Office	January 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	2018539080	Japan	January 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	16-559169	United States of America	January 27, 2037

TITLE	SERIAL NUMBER	COUNTRY	STANDARD EXPIRATION DATES
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS		Canada	August 24, 2038
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	188491807	European Patent Office	August 24, 2038
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	16/111898	United States	August 24, 2038
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	16/440765	United States of America	April 1, 2034
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	16/678364	United States of America	November 8, 2039
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	PCTCA2019051598	International	February 8, 2021
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	62/827380	United States of America	April 1, 2020
PROSTHETIC VALVE WITH NATURAL BLOOD FLOW	62/831922	United States of America	April 10, 2020
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	62/815832	United States of America	March 8, 2020
LOW PROFILE PROSTHETIC MITRAL VALVE	62/864008	United States of America	June 20, 2020
INTRODUCER WITH HEMOSTASIS MECHANISM	62/850179	United States of America	May 20, 2020

Tiara — Granted Patents

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	104507424	China	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	JP2015517854	Japan	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	US2014-0155990 A1	United States of America	May 29, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	US2016-0228251 A1	United States of America	May 29, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	US2018-0168807 A1	United States of America	May 29, 2033
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2014231689	Australia	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	ZL201480014460.8	China	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	2016-508858	Japan	Mar 6, 2034

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2013220881	Australia	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	104203158	China	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2016105430005	China	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2015-506768	Japan	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	US2014-0052237 A1	United States of America	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	US2017-0231760 A1	United States of America	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	2017239620	Australia	Feb 13, 2033
TRANSCATHETER MITRAL VALVE PROSTHESIS	2011250606	Australia	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	2014203064	Australia	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	103079498	China	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	105287050	China	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	202011110951.1	Germany	May 4, 2021
TRANSCATHETER MITRAL VALVE PROSTHESIS	202011110985.6	Germany	May 4, 2021
TRANSCATHETER MITRAL VALVE PROSTHESIS	2013-525039	Japan	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	2016-185404	Japan	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	US2011-0319989 A1	United States of America	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	US2014-0039611 A1	United States of America	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	US2015-0216655 A1	United States of America	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	US2015-0257878 A1	United States of America	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	US2017-0348100 A1	United States of America	April 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	2797863	Canada	May 4, 2031
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Austria	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Switzerland	Nov 20, 2032

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	104302247	China	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Germany	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Denmark	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	European Patent Office	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Spain	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	France	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	United Kingdom	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Italy	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2015-504337	Japan	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Netherlands	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2782523	Sweden	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	US2013-0211508 A1	United States of America	Nov 16, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	US2016-0157999 A1	United States of America	Nov 16, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	US2017-0281336 A1	United States of America	Nov 16, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	2017232067	Australia	Nov 20, 2032
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	US2017-0216023 A1	United States of America	January 27, 2037
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	2014201920	Australia	April 3, 2034
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	US2014-0343669 A1	United States of America	April 3, 2034
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	US2017-0209266 A1	United States of America	April 3, 2034

Reducer — Pending Applications

TITLE	FILING DATE	COUNTRY	STANDARD EXPIRATION DATES
VASCULAR IMPLANT	January 21, 2020	United States of America	November 18, 2024
FLOW REDUCING IMPLANT	October 3, 2002	Canada	October 3, 2022
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	December 10, 2019	United States of America	October 3, 2023
VARYING DIAMETER VASCULAR IMPLANT AND BALLOON	Sep 29, 2017	United States of America	March 27, 2020
COVERED FLOW AND PRESSURE MODIFYING APPARATUS	Jan 23, 2019	United States of America	June 28, 2020
COVERED FLOW MODIFYING APPARATUS	January 23, 2020	United States of America	January 23, 2040
COVERED FLOW MODIFYING APPARATUS	January 23, 2020	United States of America	N/A
FLOW AND PRESSURE MODIFYING IMPLANTS	Jan 24, 2019	United States of America	January 24, 2040
FLOW AND PRESSURE MODIFYING IMPLANTS	Jan 24, 2019	United States of America	N/A

Reducer — Granted Patents

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
NARROWING IMPLANT	EP1276437	Austria	March 27, 2021
NARROWING IMPLANT	EP1276437	Australia	March 27, 2021
NARROWING IMPLANT	EP1276437	Belgium	March 27, 2021
NARROWING IMPLANT	2404330	Canada	March 27, 2021
NARROWING IMPLANT	EP1276437	Switzerland	March 27, 2021
NARROWING IMPLANT	601 41 511.6	Germany	March 27, 2021
NARROWING IMPLANT	EP1276437	European Patent Office	March 27, 2021
NARROWING IMPLANT	EP1276437	Spain	March 27, 2021
NARROWING IMPLANT	EP1276437	France	March 27, 2021
NARROWING IMPLANT	EP1276437	United Kingdom	March 27, 2021
NARROWING IMPLANT	151931	Israel	March 27, 2021
A REDUCER FOR INSERTION IN A BLOOD VESSEL AND A BLOOD VESSEL REDUCER DELIVERY KIT	208930	India	March 27, 2021
NARROWING IMPLANT	EP1276437	Italy	March 27, 2021
NARROWING IMPLANT	4398131	Japan	March 27, 2021
NARROWING IMPLANT	EP1276437	Liechtenstein	March 27, 2021
NARROWING IMPLANT	EP1276437	Luxembourg	March 27, 2021
NARROWING IMPLANT	EP1276437	Netherlands	March 27, 2021
NARROWING IMPLANT	EP1276437	Sweden	March 27, 2021
DEVICE AND METHOD FOR TREATING ISCHEMIC HEART DISEASE	6953476	United States of America	March 27, 2020
VASCULAR IMPLANT	2551081	Canada	November 18, 2024
VASCULAR IMPLANT	2823472	Canada	November 18, 2024
VASCULAR IMPLANT	60 2004 046 016.8	Germany	November 18, 2024
VASCULAR IMPLANT	60 2004 048 617.5	Germany	November 18, 2024
VASCULAR IMPLANT	EP1689324	European Patent Office	November 18, 2024
VASCULAR IMPLANT	EP2756821	European Patent Office	November 18, 2024
VASCULAR IMPLANT	EP3020377	European Patent Office	November 18, 2024
VASCULAR IMPLANT	EP1689324	France	November 18, 2024

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
VASCULAR IMPLANT	EP2756821	France	November 18, 2024
VASCULAR IMPLANT	EP1689324	United Kingdom	November 18, 2024
VASCULAR IMPLANT	EP2756821	United Kingdom	November 18, 2024
VASCULAR IMPLANT	175747	Israel	November 18, 2024
VASCULAR IMPLANT	5154799	Japan	November 18, 2024
VASCULAR IMPLANT	8911489	United States of America	November 18, 2024
VASCULAR IMPLANT	9744059	United States of America	November 18, 2024
FLOW REDUCING IMPLANT	EP1450727	Austria	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Belgium	October 3, 2022
FLOW REDUCING IMPLANT	2769574	Canada	October 3, 2022
FLOW REDUCING IMPLANT	2870392	Canada	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Switzerland	October 3, 2022
FLOW REDUCING IMPLANT	602 36 755.7	Germany	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Denmark	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	European Patent Office	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Spain	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	France	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	United Kingdom	October 3, 2022
FLOW REDUCING IMPLANT	161278	Israel	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Italy	October 3, 2022
FLOW REDUCING IMPLANT	4398244	Japan	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Liechtenstein	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Netherlands	October 3, 2022
FLOW REDUCING IMPLANT	EP1450727	Sweden	October 3, 2022
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	8556954	United States of America	October 3, 2020
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	8858612	United States of America	October 3, 2020
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	9364354	United States of America	October 3, 2020
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	10542994	United States of America	October 3, 2020
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Austria	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Belgium	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Switzerland	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	603 26 883.8	Germany	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	European Patent Office	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Spain	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	France	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	United Kingdom	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Italy	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Liechtenstein	November 25, 2023

TITLE	PATENT NUMBER	COUNTRY	STANDARD EXPIRATION DATES
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Netherlands	November 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	EP1587449	Sweden	November 25, 2023

C.                Organizational Structure

                    The Company has the following seven wholly owned subsidiaries:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia
Neovasc Tiara Inc.	March 11, 2013	Canada (federal)
Neovasc Medical Ltd.	September 9, 2002	Israel
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	United States
B-Balloon Ltd.(1)	March 30, 2004	Israel
Neovasc GmbH	August 14, 2017	Germany
Neovasc Management Inc.	January 23, 2018	United States

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

                    The following table outlines significant properties that Neovasc currently leases:

LOCATION	AREA (IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Richmond, Canada	10,692	May 31, 2022	Office space and research and development lab
Richmond, Canada	14,965	May 31, 2022	Subleased space
Richmond, Canada	10,956	July 31, 2021	Manufacturing
Richmond, Canada	2,660	December 18, 2020	Office and warehousing
New Brighton, MN	6,716	March 31, 2023	Office and research and development lab

                    The Richmond office space costs $36,760 per month and is rented on an annual basis. The New Brighton office and research and development space costs $6,767 per month and is rented on an annual basis. Neovasc believes that its current facilities are adequate to meet its ongoing needs and that, if Neovasc requires additional space, it will be able to obtain additional facilities on commercially reasonable terms.

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

ITEM4A    UNRESOLVED STAFF COMMENTS

                    Not applicable.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.                Operating Results

Three Year Development

Recent Developments Subsequent to December 31, 2019

                    On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 Series A Units and 1,241,490 series B units Series B Units at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately US$10 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company. As part of the underwriter's compensation in the January 2020 Financing, the Company issued the underwriter warrants (the "2020 Broker Warrants") to purchase in aggregate up to a 157,721 Common Shares, exercisable at a price per Common Share equal to $5.1689 for a period of three years following issuance.

                    On January 15, 2020, the Company announced the receipt of an Administrative Acceptance Review Notification for the Company's PMA from the FDA for the Reducer.

                    On January 24, 2020, the Company announced that after further successful acute animal tests, a final design concept for the TF/TS Tiara system, including a modified, lower profile valve and a steerable delivery system, had been established and moved into a design freeze phase review, in accordance with the Company's quality system. On February 12, 2020, the Company, announced achievement of design freeze.

                    On January 28, 2020, the Company established an Executive Steering Committee for its TF/TS Tiara program.

                    On January 31, 2020, the Company announced that the German Institute for the Hospital Remuneration System had awarded the Reducer NUB status 1 designation again for 2020.

                    On February 11, 2020, the Company announced that it had retained independent expert Joshua Mitts, a professor at Columbia University specializing in securities trading and the capital markets, to investigate unusual trading activity in the Company's common shares. In particular, the Company retained Professor Mitts to examine trading history related to the unusual volume and downward pressure on the price of the common shares of the Company after positive news releases, and the unusual volume and downward pressure on the price of the common shares of the Company after the Company announced an update on its compliance with the Nasdaq's minimum value of listed securities rule.

                    On February 19, 2020, the Company received the expected notice from the Staff indicating that the Staff has determined to delist the Company's shares from the Nasdaq Capital Market unless the Company requests a hearing before the Panel by February 26, 2020. The Company subsequently requested a hearing before the Panel, at which the Company will present its plan for regaining compliance with the market value of listed securities requirement.

Year Ended December 31, 2019

                    On January 3, 2019, the Company received the Market Value Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter did not impact the Company's listing on the Nasdaq at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until July 2, 2019, to regain compliance.

                    On January 14, 2019, the Company received the Bid Price Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. The Bid Price Notification Letter did not

impact the Company's listing on the Nasdaq at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 15, 2019, to regain compliance.

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

                    On February 28, 2019, the Company completed an underwritten public offering of 1,111,111 Common Shares, at a price of $4.50 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.02 million net proceeds of the February 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the February 2019 Financing, the Company issued the underwriter warrants (the "February Broker Warrants") to purchase in aggregate up to a 72,222 Common Shares, exercisable at a price per Common Share equal to $5.625 for a period of three years following issuance.

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

                    On March 15, 2019, the Company completed an underwritten public offering of 1,111,111 Common Shares, at a price of $4.50 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.25 million net proceeds of the March 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter's compensation in the March 2019 Financing, the Company issued the underwriter warrants (the "March Broker Warrants", and together with the February Broker Warrants, the "Broker Warrants") to purchase in aggregate up to a 72,222 Common Shares, exercisable at a price per Common Share equal to $5.625 for a period of three years following issuance.

                    On March 21, 2019, the Company announced that the Appeals Court in Munich rendered its decision with respect to the Company's litigation with CardiAQ in Germany. The Appeals Court amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

                    On May 16, 2019, the Company completed the May 2019 Financing of (i) 15% original issue discount convertible notes ("2019 Notes") with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

                    On June 4, 2019, Dr. William O'Neill resigned from the board of Directors and Fred Colen was elected in his place, and on September 16, 2019, Jane Hsiao resigned from the board of Directors and Norman Radow was appointed in her place.

                    On August 22, 2019, the Company received written notification (the "Notification Letter") from the Nasdaq notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from July 10, 2019 to August 20, 2019, the Company no longer meets the minimum market value requirement. The Notification Letter did not impact the Company's listing on the Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was been provided 180 calendar days, or until February 17, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company's market value must exceed US$35 million for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by February 17, 2020, the Company may be eligible for additional time to regain compliance or may face delisting.

                    On November 7, 2019 the Company announced the appointment of Bill Little as Chief Operating Officer of the Company.

                    On December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer.

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

                    On September 12, 2018, the Company announced that holders of its senior secured convertible 2017 Notes had agreed to amend certain terms of the 2017 Notes and other concessions, including a one-year extension of the maturity of the 2017 Notes from May 17, 2019 until May 17, 2020.

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

                    The Company has incurred losses and comprehensive losses of $35,131,015 and $33,618,494 for the year ended December 31, 2019, respectively (2018: $107,983,475 and $108,993,067) and has a deficit of $366,532,164 at December 31, 2019 compared to a deficit of $331,401,149 as at December 31, 2018. As at December 31, 2019 the Company had $5,292,833 in cash and cash equivalents (December 31, 2018: $9,242,809).

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

                    As at December 31, 2019, the Company had approximately $5.29 million in cash and cash equivalents. On January 6, 2020, the Company completed a registered direct offering for aggregate gross proceeds of $10 million before deducting fees and expenses (see Subsequent Events). If the 2017 Notes are converted prior to the maturity date, the Company expects that its cash on hand as at December 31, 2019 and including the January 2020 Financing (see Subsequent Events) is sufficient to sustain operations until approximately August 2020 at the current burn rate. If the 2017 Notes are paid out on the maturity date of May 17, 2020, the Company expects that it will have sufficient cash on hand to sustain operations until June 30, 2020 at the current burn rate. Given the current nature of the Company's capital structure, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern. For a description of the risks relating to the Company's need for additional financing and the 2017 Notes see the Company's Annual Report on Form 20-F, which is available on SEDAR at sedar.com and as filed with the SEC at www.sec.gov.

                    The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company's ability to continue as a going concern.

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

Risks Relating to the 2017 Financings

                    The 2017 Notes contain, among other things, so-called full-ratchet anti-dilution and future pricing provisions, which create a high degree of risk relating to, among other things, significant dilution to shareholders and the Company's ability to raise additional financing. The exercise of warrants issued pursuant to the 2017 Financings (the "2017 Warrants") and conversion of 2017 Notes resulted in significant dilution to our shareholders. Future conversions of the 2017 Notes may result in further significant dilution in the future. For details concerning the terms of the 2017 Notes, see the prospectus supplement and the form of 2017 Notes filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with the 2017 Notes, the amount of 2017 Notes converted to date, the dilution to date and the potential dilution in the future due to such conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Risks Relating to Potential Global Pandemics

                    A global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take preventative measures such as the closure of points of entry, including ports and borders. These restrictive measures along with market uncertainty could cause an economic slowdown resulting in a decrease in the demand or sales for our products. The recent outbreak of the novel coronavirus (2019-nCoV) has had a negative impact on capital markets and governmental actions to contain the outbreak may impact our ability to transport or market our products or adversely affect our ability to raise capital.

Foreign Operations

                    The Company changed functional currency on October 1st, 2017 from Canadian to U.S. dollars.

                    The majority of the Company's revenues are derived from product sales in Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company's costs are denominated in Canadian dollars and U.S. dollars. A decrease in the value of the Euro in relation to the U.S. dollar will have an adverse effect on the Company's results of operations, with lower than expected revenue amounts and gross margins being reported in the Company's U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company's results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company's international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company's intellectual property rights.

                    Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

                    The following discussion should be read in conjunction with the consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

Discussion of Operations and Financial Condition

Results for the years ended December 31, 2019 and 2018 follow (as restated):

Losses

                    The operating losses and comprehensive losses for the year ended December 31, 2019 were $35,131,015 and $33,618,494 respectively, or $5.40 basic and diluted loss per share, as compared with losses of $107,983,475 and $108,993,067 respectively, or $76.26 basic and diluted loss per share, for the same period in 2018.

                    The $75,374,573 decrease in the comprehensive loss incurred for the year ended December 31, 2019 compared to the same period in 2018 can be substantially explained by a $70,784,391 decrease in the charges related to the accounting treatment of the 2017 and May 2019 Financings, a $2,522,113 decrease in other comprehensive loss, and a decrease in operating loss of $2,363,610.

Revenues

                    Revenues increased 20% to $2,092,032 for the year ended December 31, 2019, compared to revenues of $1,749,133 for the same period in 2018. The Company sees continued physician interest and solid scientific credibility for Reducer therapy as evidenced by its validation by the European Society of Cardiology in its recent practice guidelines. We have led in Germany, together with our local partners, various therapy development sessions to stimulate patient flow from general cardiologists to Reducer implanting centers. Germany has been a driver in our gross margin and top line growth. The Company is encouraged by the progress this year but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement in various territories and correctly managing the referral process.

Cost of Goods Sold

                    The cost of goods sold for the year ended December 31, 2019 was $458,436 compared to $366,258 for the same period in 2018. The overall gross margin for the year ended December 31, 2019 was 78%, compared to 79% gross margin for the same period in 2018. The Company continues to focus on Germany where the Company sells the Reducer direct for higher margins. The Company voluntarily replaced certain expired inventory of Reducers for newly sterilized product, which reduced the gross margin in the third quarter of 2019 by $59,800.

Expenses

                    Total expenses for the year ended December 31, 2019 were $31,680,676, compared to $33,793,565 for the same period in 2018, representing a decrease of $2,112,889 or 6%. The decrease in total expenses for the year ended December 31, 2019 compared to the same period in 2018 reflects i) a $4,436,711 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision, ii) a $735,304 decrease in employee termination expenses, iii) a $458,954 decrease in litigation expenses as litigation matters came to a close, iv) a $1,333,717 increase in overall employee expenses, v) a $662,201 increase in other expenses to reclassify research and development supplies and vi) a $2,012,230 increase in other expenses primarily relating to other product development and clinical trial expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer.

                    Selling expenses for the year ended December 31, 2019 were $1,645,985, compared to $1,353,165 for the same period in 2018, representing an increase of $292,820 or 22%. The increase in selling expenses for the year ended December 31, 2019 compared to the same period in 2018 reflects an increase in costs incurred for commercialization activities related to the Reducer as we add more sales representatives in Germany and increase our commercialization efforts. The investments in Germany are carefully focused on increasing our coverage in the most active Reducer centers and targeting experienced therapy development representatives around the top implanting centers. The new German structure will be established to drive our growth into 2020.

                    General and administrative expenses for the year ended December 31, 2019 were $10,013,732, compared to $16,438,936 for the same period in 2018, representing a decrease of $6,425,204 or 39%. The decrease in general and administrative expenses for the year ended December 31, 2019 compared to the same period in 2018 can be substantially explained by i) a $4,436,711 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provisions as the liabilities for the collaboration and licensing agreements with Penn were accrued during the third quarter in 2018, ii) a $735,304 decrease in employee termination expenses, iii) a $458,954 decrease in litigation expenses as litigation matters have come to a close and iv) a $399,172 decrease in non-cash stock-based compensation charges as fewer incentives were issued in 2019. The Company continues to minimize its general and administrative expenses when possible as the cash resources of the Company are still limited.

                    Product development and clinical trial expenses for the year ended December 31, 2019 were $20,020,959 compared to $16,001,464 for the same period in 2018, representing an increase of $4,019,495 or 25%. The increase in product development and clinical trial expenses for the year ended December 31, 2019 was the result of i) a $2,674,431 increase in other expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer, ii) a $931,976 increase in employee expenses iii) a $277,589 increase in non-cash stock-based compensation charges and iv) a $135,499 increase in non-cash depreciation charges.

                    The Company's expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

                    The other loss for the year ended December 31, 2019 was $5,055,142 compared to loss of $75,465,692 for the same period in 2018, a decrease in other loss of $70,410,550. The decrease in the other loss can be substantially explained by a $70,784,391 decrease in charges related to the accounting treatment of the 2017 and May 2019 Financings.

Tax Expense

                    The tax expense for the year ended December 31, 2019 was $28,793, compared to a $107,093 expense for the same period in 2018. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were charged.

Results for the years ended December 31, 2018 and 2017 follow (as restated):

Losses

                    The losses and comprehensive losses for the year ended December 31, 2018 were $107,983,475 and $108,993,067, respectively, or $76.26 basic and diluted loss per share, as compared with losses and comprehensive losses of $21,634,068 and $23,584,464, respectively, or $265.37 basic and diluted loss per share, for the same period in 2017.

                    The $85,408,603 increase in the comprehensive loss incurred for the year ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $85,190,307 increase in other losses (the accounting treatment of the 2017 Financings resulting in an increase in charges of $83,092,711 in the year) and a $1,536,435 increase in operating losses ($754,153 increase in general and administrative expenses and a $212,975 reduction in product development and clinical trials expenses as the Company continues to control costs).

Revenues

                    Revenues decreased 68% to $1,749,133 for the year ended December 31, 2018, compared to revenues of $5,389,014 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

                    Sales of the Reducer for the year ended December 31, 2018 were $1,749,133 compared to $1,128,126 for the same period in 2017, representing an increase of 55%. The Company is encouraged by the progress this year but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

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

Expenses

                    Total expenses for the year ended December 31, 2018 were $33,793,565 compared to $32,785,448 for 2017, representing an increase of $1,008,117 or 3%. The increase in total expenses for the year ended December 31, 2018 compared to 2017 can be substantially explained by a $754,153 increase in general and administrative expenses and a $466,939 increase in selling expenses offset by a $212,975 decrease in product development and clinical trial expenses as we continue to preserve cash resources.

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

                    General and administrative expenses for the year ended December 31, 2018 were $16,438,936, compared to $15,684,783 for 2017, representing an increase of $754,153 or 5%. The increase in general and administrative expenses for the year ended December 31, 2018 compared to 2017 can be substantially explained by a $1,067,205 increase in stock based compensation and a $2,379,790 charge for collaboration and settlement expenses and a $2,749,968 charge for settlement expenses and a $1,441,125 increase in other expenses including a substantial increase in legal expenses as we renewed the base shelf prospectus, filed XBRL for the first time and filed our annual report on the more demanding Form 20-F, as compared to the Form 40-F filed in 2017, offset by a decrease in expenses related to the 2017 Financings of $5,447,182 and a decrease in litigation expenses of $1,870,225.

                    Product development and clinical trial expenses for the year ended December 31, 2018 were $16,001,464 compared to $16,214,439 for 2017, representing a decrease of $212,975 as the Company continues to control costs. As restated, for the year ended December 31, 2017 the Company reversed the $1,274,653 Reducer R&D inventory charge decreasing product development and clinical trial expenses.

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

Results for the three months ended December 31, 2019 and 2018 follow (as restated):

Losses

                    The operating losses and comprehensive losses for the three months ended December 31, 2019 were $9,573,489 and $11,154,637, respectively, or $1.45 basic and diluted loss per share, as compared with $10,253,593 operating losses and $10,902,126 comprehensive income, or $5.07 basic and diluted earnings per share, for the same period in 2018. The reduction of $1,401,698 in operating losses can be explained by the decrease in general and administrative expenses due to the collaboration and licensing agreement in 2018.

                    The $22,056,763 decrease in the comprehensive income incurred for the three months ended December 31, 2019 compared to the same period in 2018 can be substantially explained by a $24,709,870 decrease in income related to the accounting treatment of the 2017 Notes and May 2019 Financings, offset by a $1,976,830 decrease in other comprehensive loss.

Revenues

                    Revenues increased 8% to $565,821 for the three months ended December 31, 2019, compared to revenues of $523,424 for the same period in 2018 as the Company continues its commercialization strategies. Physician interest continues to be high, as displayed at well attended Reducer Symposia during the National Cardiology Meetings of Germany and Italy respectively in Berlin and Milano in October. The validation in September of Reducer Therapy by the ESC in its most recent Practice Guidelines, is a significant milestone, particularly for referring physicians who are considering sending a patient to an implanting center. In Germany we now have four sales representatives. We continue to work on our reimbursement strategies in several European countries to further streamline the processes to get approval for and payment of the ongoing implantations. The Company recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold

                    The cost of goods sold for the three months ended December 31, 2019 was $109,449 compared to $93,519 for the same period in 2018. The overall gross margin for the three months ended December 31, 2019 was 81%, compared to 82% gross margin for the same period in 2018. The Company voluntarily replaced certain expired inventory of Reducers for newly sterilized product, which increased the cost of goods by $59,800 and reduced the overall gross margin in the third quarter of 2019.

Expenses

                    Total expenses for the three months ended December 31, 2019 were $10,029,861 compared to $10,683,498 for 2018, representing a decrease of $653,637 or 6%. The decrease in total expenses for the three months ended December 31, 2019 compared to 2018 can be substantially explained by a $2,336,216 decrease in non-cash charges for on collaboration, license and settlement agreements provisions booked in 2018, offset by a $662,201 increase in other expenses to reclassify R&D supplies and a $1,571,157 increase in other expenses primarily relating to other product development and clinical trial expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer.

                    Selling expenses for the three months ended December 31, 2019 were $502,828, compared to $614,742 for 2018, representing a decrease of $111,914 or 18%. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

                    General and administrative expenses for the three months ended December 31, 2019 were $2,671,418, compared to $5,415,634 for the same period in 2018, representing a decrease of $2,744,216. The decrease in general and administrative expenses for the three months ended December 31, 2019 compared to 2018 can be substantially explained by a $2,336,216 decrease in non-cash charges for collaboration, license and settlement agreements provision as liabilities for the collaboration and licensing agreement were accrued during the fourth quarter of 2018, and a $266,517 decrease in litigation expenses as litigation matters came to a close.

                    Product development and clinical trial expenses for the three months ended December 31, 2019 were $6,855,615 compared to $4,653,122 for 2018, representing an increase of $2,202,493 or 47%. The increase in product development and clinical trial expenses for the three months ended December 31, 2019 can be substantially explained by a $662,201 increase in other expenses to reclassify research and development supplies and a $1,571,157 increase in other product development and clinical trial expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer.

                    The Company's expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

                    The other loss for the three months ended December 31, 2019 was $2,739,008 compared to other income of $21,862,040 for the same period in 2018, a decrease of $24,601,048. The decrease in the other loss can be substantially explained by a $24,709,870 decrease in income related to the accounting treatment of the 2017 and May 2019 Financings.

Tax Expense

                    The tax expense for the three months ended December 31, 2019 was $41,688 compared to a $70,961 recovery in 2018. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Results for the three months ended December 31, 2018 and 2017 follow (as restated):

Losses

                    The income and comprehensive income for the three months ended December 31, 2018 were $11,679,408 and $10,902,126 respectively, or $5.07 basic earnings per share, as compared with losses and comprehensive losses of $3,751,813 and $5,702,209 respectively or $82.66 basic and diluted loss per share, for the same period in 2017.

                    The $15,431,221 increase in the income incurred for the three months ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $14,652,143 increase in other income, substantially due to the accounting treatment of the 2017 Financings, and a $2,902,915 decrease in general and administrative expenses decrease in expenses related to the fees of the 2017 Financings.

Revenues

                    Revenues decreased 57% to $523,424 for the three months ended December 31, 2018, compared to revenues of $1,227,625 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer. Sales of the Reducer for the three months ended December 31, 2018 were $523,424 compared to $285,598 for the same period in 2017, representing an increase of 83%. The Company is encouraged by the progress this year but recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

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

Expenses

                    Total expenses for the three months ended December 31, 2018 were $10,683,498, compared to $11,026,929 for the same period in 2017, representing a decrease of $343,431 or 3%. The increase in total expenses for the three months ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a $2,902,915 decrease in general and administrative expenses due to the decrease of $5,447,182 related to expenses from the 2017 Financings offset by a $393,857 increase in selling expenses due to an increase in costs incurred for commercialization activities related to the Reducer and a $2,165,627 increase in product development and clinical trial expenses includes increased share-based payments as options were granted and the December 31, 2017 adjustment of $1,274,653 for R&D inventory charges.

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

                    General and administrative expenses for the three months ended December 31, 2018 were $5,415,634, compared to $8,318,549 for the same period in 2017, representing a decrease of $ 2,902,915 or 35%. The decrease in general and administrative expenses for the three months ended December 31, 2018 compared to the same period in 2017 can be substantially explained by a decrease of $5,447,182 related to expenses from the 2017 Financings offset by a $2,749,968 charge for settlement expenses (see "Consolidated Statements and Other Financial Information — Legal Proceedings" of the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as file with the SEC at www.sec.gov).

                    Product development and clinical trial expenses for the three months ended December 31, 2018 were $4,653,122 compared to $2,487,495 for the same period in 2017, representing an increase of $2,165,627 or 87%. The increase in product development and clinical trial expenses for the three months ended December 31, 2018 was primarily the result of a $626,271 increase in share-based payments as options were granted, a $480,699 increase in cash-based employee expenses and a $978,719 increase in other product development and clinical trial expenses as the Company continues to incur development and clinical costs related to Tiara and regulatory costs related to Tiara and Reducer. As restated, for the year ended December 31, 2017 the Company reversed the $1,274,653 Reducer R&D inventory charge decreasing product development and clinical trial expenses.

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

Annual Information

                    The following is a summary of selected financial information for the three fiscal years to December 31, 2019 (as restated in 2018 and 2017):

	2019	2018	2017
Revenues	$2,092,032	$1,749,133	$5,389,014
Loss	(35,131,015)	(107,983,475)	(21,634,068)
Basic and diluted loss per share	(5.40)	(76.26)	(265.37)
Total assets	10,105,840	13,327,340	23,481,096
Total long-term liabilities and damages provision	9,830,047	15,626,394	32,577,647
Cash dividend declared per share	nil	nil	nil

                    Revenues from the Reducer have increased year-over-year from 2018 to 2019 by 20% as the Company focuses its resources on growing Reducer revenues. Revenues declined year-over-year from 2017 to 2018 as the development of transcatheter aortic valves by our customers has reached its peak. The Company closed all of its revenue generating business segments except its Reducer business at the end of 2017.

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

                    The Company remains focused on the development and commercialization of the Tiara and the Reducer over the next several years. The 2017 Financings completed in November 2017 allowed us to settle the claims against us related to the primary U.S. litigation with CardiAQ and continue our business. The Company used the remaining capital to execute our development and commercialization plans.

                    The accounting treatment of the 2017 Financings as derivative financial instruments resulted in non-cash charges of $79,935,783 for the year ended December 31, 2018 and $4,928,219 for the year ended December 31, 2019, substantially explaining the significant decrease in losses year-over-year from 2018 to 2019.

Quarterly Information

                    The following is a summary of selected unaudited financial information for the twelve fiscal quarters to December 31, 2019:

	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
REVENUE	$565,821	$500,498	$439,920	$585,793
COST OF GOODS SOLD	109,449	137,999	66,994	143,994

GROSS PROFIT	456,372	362,499	372,926	441,799

EXPENSES
Selling expenses	502,828	380,412	394,512	368,233
General and administrative expenses	2,671,418	2,197,922	2,463,461	2,680,931
Product development and clinical trials expenses	6,855,615	4,777,197	4,148,184	4,239,963

	10,029,861	7,355,531	7,006,157	7,289,127

OPERATING LOSS	(9,573,489)	(6,993,032)	(6,633,231)	(6,847,328)

Other (expense)/income	(2,739,008)	775,550	(1,287,267)	(1,804,417)
Tax (expense)/income	(41,688)	15,505	(38,980)	36,370

LOSS FOR THE PERIOD	$(12,354,185)	$(6,201,977)	$(7,959,478)	$(8,615,375)

BASIC LOSS PER SHARE	$(1.45)	$(0.83)	$(1.17)	$(2.10)

	December 31, 2018 As restated	September 30, 2018	June 30, 2018	March 31, 2018
REVENUE	$523,424	$480,540	$405,247	$339,922
COST OF GOODS SOLD	93,519	96,743	88,603	87,393

GROSS PROFIT	429,905	383,797	316,644	252,529

EXPENSES
Selling expenses	614,742	202,947	248,538	286,938
General and administrative expenses	5,415,634	6,340,747	2,213,464	2,469,091
Product development and clinical trials expenses	4,653,122	3,490,696	3,858,255	3,999,391

	10,683,498	10,034,390	6,320,257	6,755,420

OPERATING LOSS	(10,253,593)	(9,650,593)	(6,003,613)	(6,502,891)

Other income/(expense)	21,862,040	(4,932,151)	(43,071,578)	(49,324,003)
Tax income/(expense)	70,961	(54,000)	(70,400)	(53,654)

INCOME/(LOSS) FOR THE PERIOD	$11,679,408	$(14,636,744)	$(49,145,591)	$(55,880,548)

BASIC (LOSS)/GAIN PER SHARE	$5.07	$(7.80)	$(36.59)	$(385.90)

	December 31, 2017 As restated	September 30, 2017	June 30, 2017	March 31, 2017
REVENUE	$1,227,625	$1,374,893	$1,305,136	$1,481,360

COST OF GOODS SOLD	1,136,804	659,686	872,703	808,628

GROSS PROFIT	90,821	715,207	432,433	672,732

EXPENSES
Selling expenses	220,885	253,791	224,382	187,168
General and administrative expenses	8,318,549	1,864,302	2,253,219	3,248,713
Product development and clinical trials expenses	2,487,495	4,422,641	4,250,780	5,053,523

	11,026,929	6,540,734	6,728,381	8,489,404

OPERATING LOSS	(10,936,108)	(5,825,527)	(6,295,948)	(7,816,672)

Other income/(expense)	7,209,897	1,473,493	1,012,926	28,299
Tax expense	(25,602)	(343,926)	(58,286)	(56,614)

LOSS FOR THE PERIOD	$(3,751,813)	$(4,695,960)	$(5,341,308)	$(7,844,987)

BASIC LOSS PER SHARE	$82.66	$(59.50)	$(67.80)	$(99.70)

                    The Company closed its contract manufacturing and consulting services revenue generating business segments at the end of 2017 and the only revenue going forward will be derived from sales of the Reducer.

                    Selling expenses are expected to generally increase as the Company continues its focused commercialization of the Reducer in select countries in Europe. General and administrative expenses reached peaks in the third and fourth quarter of 2018 due to the accrual of future collaboration and license fees. While we aim to increase product development and clinical trial activities quarter over quarter, with quarterly fluctuations depending on the activities conducted in that quarter to develop the Tiara and the Reducer, the Company has been resource-constrained since the litigation loss in the second quarter of 2016 as we have been forced to defer or cancel certain otherwise desirable projects we would like to have undertaken.

Discussion of Liquidity and Capital Resources

Results for the years ended December 31, 2019 and 2018 follow (as restated):

                    Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at December 31, 2019 the Company had cash and cash equivalents of $5,292,833 compared to cash and cash equivalents of $9,242,809 as at December 31, 2018. The Company will require significant additional financing in order to continue to operate its business. Given the current nature of the Company's capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

                    The Company is in a negative working capital position of $6,705,728, with current assets of $8,015,830 and current liabilities of $14,721,558. The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

                    Net cash applied to operating activities for the year ended December 31, 2019 was $23,972,126, compared to $22,794,748, for the same period in 2018. For the year ended December 31, 2019, cash operating expenses were $25,959,718, compared to $23,865,257 for the same period in 2018, an increase of $2,094,461 as the Company continues to manage its cash flows while still advancing the commercialization and development of its products. Net cash provided from the net change in non-cash working capital items for the year ended December 31, 2019 was $1,831,473, compared to $1,065,498 in the same period in 2018, a $765,975 increase.

                    Net cash applied to investing activities for the year ended December 31, 2019 was $266,639 compared to net cash received from investing activities of $713,752 for the same period in 2018, primarily due to the $865,610 cash inflow from the sale of a manufacturing building in 2018.

                    During the year ended December 31, 2019, the Company received net proceeds of $19,601,526 from the 2019 Financings and $1,200,400 from the exercise of 2017 Warrants, compared to $13,086,587 proceeds from the exercise of 2017 Warrants in 2018.

                    The majority of the revenue and expenses of the Company are incurred in the parent and in two of its subsidiaries, NMI, which is located in Canada, and Neovasc (US) Inc. which is located in the United States. There were no significant restrictions on the transfer of funds between these entities during the periods ended December 31, 2019 and 2018 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

                    The Company is exposed to foreign currency fluctuations on $1,266,206 of its cash and cash equivalents and restricted cash held in Canadian dollars and Euros.

Results for the years ended December 31, 2018 and 2017 follow (as restated):

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

                    The Company is in a positive working capital position of $6,040,192, with current assets of $12,073,976 and current liabilities of $6,033,784. The Company will require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.

                    Cash used in operating activities for the year ended December 31, 2018 was $22,794,748, compared to $138,613,945 for the same period in 2017. For the year ended December 31, 2018, operating activities were $23,865,257, compared to $25,128,439 for the same period in 2017, a decrease of $1,263,182. Net cash provided from the net change in non-cash working capital items for the year ended December 31, 2018 was $1,065,498, compared to a net cash outflow of $113,342,424 in the same period in 2017. The decrease in net cash outflow can be attributed to the payment of the damages and interest awards in relation in the Company's primary U.S. litigation with CardiAQ in 2017.

                    Net cash received from investing activities for the year ended December 31, 2018 was $713,752 compared to net cash applied to investing activities of $69,496,853 for the same period in 2017, primarily due the release of cash held in escrow to settle damages and interest awards in the Company's primary U.S. litigation with CardiAQ in 2017.

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

                    On November 17, 2017, the Company completed the underwritten 2017 Public Transaction of 6,609,588 Series A units (the "Series A Units") of Neovasc and 19,066,780 Series B units (the "Series B Units" and together with the Series A Units, the "Units") of Neovasc, at a price of $1.46 per Unit for gross proceeds of approximately $37.487 million, before deducting the underwriting discounts and commissions and other estimated offering expenses payable by Neovasc. The price of $1.46 per Unit represented the market price (as defined in the TSX Company Manual) of Neovasc's Common Shares as of the date of announcement of the 2017 Financings.

                    Each Series A Unit was comprised of (i) 0.001 Common Share of the Company (each, a "Unit Share"), (ii) one Series A warrant of the Company (each, a "Series A Warrant"), exercisable into 0.001 Common Shares, (iii) one Series B warrant of the Company (each, a "Series B Warrant"), exercisable into 0.001 Common Shares and (iv) 0.40 Series C unit purchase warrant (each a "Series C Warrant") to purchase a unit (each, a "Series C Unit") comprised of 0.001 Common Shares, one Series A Warrant and one Series B Warrant.

                    Each Series B Unit was comprised of (i) either 0.001 Unit Shares or one pre funded Series D warrant of the Company (each, a "Series D Warrant") exercisable into 0.001 Common Shares, (ii) one Series A Warrant, (iii) one Series B Warrant, (iv) 0.40 Series C Warrant, and (v) 1.1765 Series F Common Share purchase warrant of the Company (each, a "Series F Warrant"). The Series A Units and Series B Units separated into their component parts upon distribution.

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

                    Concurrent with the 2017 Public Transaction, the Company completed the 2017 Private Placement for the sale of $32,750,000 aggregate principal amount of senior secured convertible 2017 Notes of the Company and Series E Common Share purchase warrants of the Company (the "Series E Warrants") to purchase 0.001 Common Share at a price of $1,610 per Common Share. As a result of the January 2020 Financing, the exercise prices of the 2017 Notes were not adjusted and remained at $3.95. The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The 2017 Notes initially carried an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from November 17, 2018. The maturity date of the 2017 Notes was extended to May 17, 2020, pursuant to certain waiver agreements between the Company and the holders of the 2017 Notes, along with certain other amendments. The form of waiver agreement is available on the Company's profiles on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Interest on the 2017 Notes will commence accruing on November 17, 2018, will be computed on the basis of a 360-day year and twelve 30-day months and will be payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date. The Series E Warrants had the same terms and conditions as the Series A Warrants. The 2017 Notes are secured by a first priority security interest on all of Neovasc's assets. The 2017 Notes and Series E Warrants are subject to adjustment, at any time prior to their expiry. The 2017 Notes contain, among other things, provisions relating to future-priced conversion or exercise formula and full-ratchet anti-dilution.

                    As of March 12, 2019, all of the warrants issued pursuant to the 2017 Financings have been either exercised or cancelled, such that no such warrants remain outstanding.

                    For a description of the terms of the securities issued pursuant to the 2017 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and potential dilution in the future due to conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Conversions of 2017 Notes and Exercises of 2017 Warrants

                    The Series A Warrants, Series B Warrants, Series C Warrants, Series E Warrants and Series F Warrants were each subject to a hold period that restricted each warrant from being exercised until January 17, 2018. As of December 31, 2019, all of the 25,676,368 Series B Warrants initially granted and 10,273,972 Series B Warrants issued upon exercise of Series C Warrants have been exercised and all of the 22,431,506 Series F Warrants initially granted have been exercised. As of December 31, 2019, all of the 10,273,972 Series C Warrants initially granted have been exercised, for proceeds to the Company of $14,999,999. Such exercises of Series C Warrants resulted in the issuance of 102,740 Common Shares and the issuance of an additional 10,273,972 Series A Warrants.

                    On March 12, 2019, the Company announced that it had entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of approximately 496,236 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange").

                    As of March 12, 2019, all of the warrants issued pursuant to the 2017 Financings have been either exercised or cancelled, such that no 2017 Warrants remain outstanding.

                    As of March 27, 2020, of the $32,750,000 aggregate principle amount of 2017 Notes initially issued, $28,837,000 aggregate principle amount has been converted using the alternate conversion price mechanism, resulting in the issuance of 4,150,735 Common Shares, and $3,913,999 aggregate principle amount remains outstanding As a result of the February 2019 Financing, the conversion price of the 2017 Notes reset, as of that time, to $4.50 and as a result of the June 2019 Common Share consolidation, the conversion price of the 2017 Notes reset to $3.95.

                    For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date, and the potential dilution in the future due to such exercises or conversions, see Items 3.D "Risk Factors" and 10.A "Share Capital" of this Annual Report.

Outstanding Share Data

                    As at March 27, 2020, the Company had 11,133,319 common voting shares issued and outstanding. Further, the following securities are convertible into Common Shares: 2,426,490 2020 Warrants with an exercise price of $4.15, 1,509,990 stock options with a weighted average price of $13.18, 482,956 restricted stock units, which are granted subject to shareholder approval at the next shareholders meeting, 144,444 2019 Broker Warrants with an exercise price of $5.625 and 157,721 2020 Broker Warrants with an exercise price of $5.1689 and the $3,913,000 convertible 2017 Notes that could convert into 990,632 Common Shares (not taking into account the alternate conversion price mechanism in the 2017 Notes). Our fully diluted share capital as of the same date is 18,378.885. Our fully diluted share capital, adjusted on the assumption that all the outstanding 2017 Notes are exercised using the alternate conversion price at the closing price on March 27, 2020 is 20,064,724.

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

Contractual obligations

                    The following table summarizes our contractual obligations as at December 31, 2019:

Contractual Obligations	Total	Less than 1 year	2 - 3 years	4 - 5 years
Operating leases	$1,061,507	$526,839	$497,685	$36,983

Off Balance Sheet Arrangements

                    The Company has no off-balance sheet arrangements.

Related Party Transactions

                    There were no ongoing contractual commitments and transactions with related parties during the years ended December 31, 2019, 2018 or 2017, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 23 of the consolidated financial statements for the years ended December 31, 2019, 2018 and 2017.

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

                    The Company's warrants and convertible notes will be measured at fair value through profit and loss at each period end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2019 are disclosed in Note 15 to the Company's consolidated financial statements as at and for the years ended December 2019, 2018 and 2017.

Right of use asset and lease liability

                    At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company's incremental borrowing rate. The Company measures the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

Changes in Accounting Policies Including Initial Adoption

                    During the year ended December 31, 2019, there have been no changes in accounting policies, except as disclosed herein. The Company has adopted IFRS 16 and IFRIC 23 during the year ended December 31, 2019.

Adoption of New Standard

Accounting standard issued and effective January 1, 2019

IFRS 16 — Leases

                    IFRS 16 'Leases' replaces IAS 17 'Leases' along with three Interpretations (IFRIC 4 'Determining whether an Arrangement contains a Lease', SIC 15 'Operating Leases — Incentives' and SIC 27 'Evaluating the Substance of Transactions Involving the Legal Form of a Lease'). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

                    For contracts in place at the date of initial application, the Company has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4.

                    The Company has elected to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019. At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

                    The Company performed an impairment review on the right-of-use assets at the date of initial application.

                    On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

                    On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 10%.

                    The Company has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases.

                    The following is a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019:

Total operating lease commitments disclosed at December 31, 2018	$1,431,188
Recognition exemptions:
Leases of low value assets	—
Leases with remaining lease term of less than 12 months	—
Variable lease payments not recognized	—

Operating lease liabilities before discounting	1,431,188
Discounted using incremental borrowing rate	(142,082)

Operating lease liabilities	1,289,106
Total lease liabilities recognized under IFRS 16 at January 1, 2019	$1,289,106

                    For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as 'a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration'. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

    •
    the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company

    •
    the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract

    •
    the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct 'how and for what purpose' the asset is used throughout the period of use.

Measurement and recognition of leases as a lessee

                    At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position.

                    The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

                    At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company's incremental borrowing rate.

                    Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

                    Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

                    The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

                    On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.

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

                    The adoption of IFRIC 23 on January 1, 2019 has not had a significant impact on the consolidated financial statements.

Financial Instruments

                    The Company's financial instruments include its cash and cash equivalents, restricted cash, accounts receivable and accounts payable, derivative warrant liability from financing, convertible notes, and accrued liabilities.

      a)
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

                    The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019, 2018 and 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  As at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$20,007,559	$20,007,559
Derivative warrant financial liability from financing	$—	$—	$36,829,030	$36,829,030

  As at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$14,617,336	$14,617,336
Derivative warrant financial liability from financing	$—	$—	$190,303	$190,303

  As at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$5,400,189	$5,400,189
2019 Convertible Notes	$—	$—	$9,265,480	$9,265,480

  The carrying amounts of financial assets and financial liabilities in each category are as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Amortized cost
Cash and cash equivalents	$5,292,833	$9,242,809	$17,507,157
Accounts receivable	715,696	647,143	1,334,923
Restricted cash	462,874	439,736	478,260

	$6,471,403	$10,329,688	$19,320,340

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	$7,794,456	$4,610,560	$1,844,955
Accrued liabilities (non-current)	1,186,601	2,241,979	—
Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	5,400,189	1,423,224	4,261,597
2019 Convertible Notes (current)	1,090,561	—	—
Derivative liability from financing (current)	—	—	19,997,345
2017 Convertible Notes (non-current)	—	13,194,112	15,745,962
2019 Convertible Notes (non-current)	8,174,919	—	—
Derivative warrant liability from financing (non-current)	—	190,303	16,831,685

	$23,646,726	$21,660,178	$58,681,544

                    The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

      (b)
      Foreign Exchange Risk — A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 30% of the revenue for the year ended December 31, 2019 (year ended December 2018 and 2017: 23% and 65%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at December 31, 2019 by approximately $6,288 (as at December 30, 2018 and 2017: $6,000 and $50,000, respectively), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $80,654 and $176,569, respectively, as at December 31, 2019 (as at December 30, 2018 $13,000 and $30,000 and as at December 31, 2017: $32,000 and $10,000). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $5,254 and $2,780, respectively, as at December 31, 2019 (as at December 30, 2018 $4,837 and $5,855 and as at December 31, 2017: $7,011 and $44,792). The Company does not hedge its foreign exchange risk.

      (c)
      Interest rate risk — The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2017 Notes that do not accrue interest or 2019 Notes that have fixed interest terms.

      (d)
      Liquidity risk — As at December 31, 2019, the Company had $5,292,833 in cash and cash equivalents as compared to cash and cash equivalents of $9,242,809 at December 31, 2018. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

        The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. After receipt of the net proceeds of approximately $3.9 million from the February 2019 financing, $4.2 million from the March 2019 financing, and $11.35 million from the May 2019 financing, the Company expects that its cash on hand as at December 31, 2019 and including the January 2020 Financing (see Subsequent Events) is sufficient to sustain operations until approximately August 2020 at the current burn rate if the 2017 Notes are converted prior to the maturity date. If the 2017 Notes are paid out on the maturity date of May 17, 2020, the Company expects that it will have sufficient cash on hand to sustain operations until June 30, 2020 at the current burn rate. The Company may obtain additional debt or equity financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

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

        The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2019 is $597,505 (as at December 31, 2018 and 2017: $637,421 and $1,201,292, respectively). As at December 31, 2019, the Company had $148,814 (as at December 31, 2018 and 2017: $311,642 and $588,282, respectively) of trade accounts receivable that were overdue according to the customers' credit terms. During the year ended December 31, 2019 the Company wrote down $64,600, respectively, of accounts receivable owed by customers (year ended December 31, 2018 and 2017: $489,449 and $26,931 respectively).

        The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $5,755,707 as at December 31, 2019 (as at December 31, 2018 and 2017: $9,682,545 and $17,985,417, respectively). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

A.                Disclosure Controls and Procedures and Internal Control of Financial Reporting

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

Transfer Restrictions

                    The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the years ended December 31, 2019, 2018 and 2017 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

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

Name and Place of Residence	Age	Principal Occupations
Fred Colen Florida, USA	66	President and Chief Executive Officer, Neovasc Inc. (January 2018 — Present), Director, Neovasc Inc. (June 2019 — Present), President and Chief Executive Officer, Benechill, Inc. (November 2011 — March 2016)
Chris Clark British Columbia, Canada	48	Chief Financial Officer and Secretary, Neovasc Inc. (April 2007 — Present)
Bill Little Minnesota, USA	49	Chief Operating Officer, Neovasc Inc. (November 2019 — Present), Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, Abbott (January 2012 — November 2019)
Vicki Bebeau Minnesota, USA	68	Vice-President of Clinical and Regulatory Affairs, Neovasc Inc. (May 2014 — Present)
Aaron Chalekian Minnesota, USA	40	Vice-President, Product Development & Manufacturing Engineering, Neovasc Inc. (March 2015 — Present), Director, Research & Development, St Jude Medical (November 2007 — March 2015)
John Panton British Columbia, Canada	54	Vice-President, Quality, Neovasc Inc (January 2018 — Present), Director, Quality, Neovasc Inc (May 2015 — January 2018), Global Director, Quality Systems, Verathon Medical Canada ULC (May 2009 — April 2015)
Steve Rubin(1)(2) British Columbia, Canada	58	Chairman of the Board, Neovasc Inc. (June 2018 — Present); Director, Neovasc Inc. (February 2008 — Present); Executive Vice President — Administration, OPKO Health, Inc. (May 2007 — Present)
Paul Geyer(1)(2)(3) British Columbia, Canada	55	Director, Neovasc Inc. (November 2000 — Present); Chairman of the Board, Neovasc Inc. (November 2000 — May 2018); CEO, Discovery Parks and Nimbus Synergies (March 2017 — Present); CEO, LightIntegra Technology Inc. (June 2009 — March 2017)
Norman Radow(3) Georgia, USA	63	Director, Neovasc Inc. (September 2019 — Present); Founder, CEO, RADCO Companies (October 1994 — Present), Managing Partner, Strul Medical Group (May 2019 — Present)
Douglas Janzen(1)(2) British Columbia, Canada	50	Director, Neovasc Inc. (June 2005 — Present); CEO, Northview Ventures (2012 — Present); CEO, Aequus Pharmaceuticals Inc. (January 2013 — Present)
Alexei Marko(3) British Columbia, Canada	50	Director (June 2003 — Present), Former Chief Executive Officer Neovasc Inc. (July 2008 — January 2018),

Name and Place of Residence	Age	Principal Occupations
Brian McPherson British Columbia, Canada	57	Former Chief Operating Officer, Neovasc Inc. (June 2009 — January 2018)
Randy Lane British Columbia, Canada	46	Former Vice-President of New Concept Development & Intellectual Property, Neovasc Inc. (March 2018 — September 2018), Vice-President, Research & Development, Neovasc Inc. (May 2014 — March 2018)

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

Chris Clark — Chief Financial Officer and Corporate Secretary

                    In April 2007, Mr. Clark was appointed Chief Financial Officer of the Company. Prior to that, Mr. Clark was Director of Finance of Mr. Lube Canada Inc. from 2005 to 2007. Mr. Clark was Director of Finance, One Person Health Services Inc. from 2004 to 2005. He is a resident of British Columbia, Canada.

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

Bill Little — Chief Operating Officer

                    On November 7, 2019, Bill Little was appointed Chief Operating Officer of the Company. Mr. Little is an accomplished global marketing executive with more than two decades of experience in the medical device and technology spaces, specializing in interventional cardiology and structural heart disease.

                    Mr. Little joined Neovasc after serving as Abbott Laboratories' ("Abbott") Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, where he led strategy for the company's $3B vascular business unit. He also led organizational integration during Abbott's $30B merger with St. Jude Medical, providing U.S. sales leadership for a 300-strong commercial field team. Prior to Abbott, Mr. Little was Vice President, Global Marketing at C.R. Bard, Inc. now part of Becton Dickson, where he executed on a marketing strategy for the company's $600M peripheral vascular franchise, completing 12 new product launches that generated total revenue in excess of $100M annually. He also spent over 13 years at Boston Scientific in a variety of domestic and international commercial roles. Mr. Little holds a Bachelor of Science in business administration and marketing from the University of Colorado.

Vicki Bebeau — Vice-President of Clinical and Regulatory Affairs

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

Aaron Chalekian — Vice-President, Product Development & Manufacturing Engineering

                    Aaron Chalekian has been in the medical device industry for nearly 15 years with a Bachelor of Science degree in Biomedical Engineering from Michigan Technological University, and a master's degree in Mechanical Engineering from the University of Wisconsin — Madison. Mr. Chalekian's experience includes early and late stage product development cycles for coronary stenting systems, transcatheter heart valves, surgical heart valves & repair technologies, along with numerous other catheter based and imaging technologies. Prior to Neovasc, Aaron has served in various roles, including management roles within research & development and support of manufacturing activities at Oakriver Technology, Boston Scientific and St. Jude Medical. In addition to his role at Neovasc, Aaron has actively served on the ISO 5840 committee (Surgical and Transcatheter valves) for nearly a decade as a committee member and most recently, a leader of a task force as it relates to the transcatheter mitral valve replacements space.

John Panton — Vice-President, Quality

                    John Panton has over 30 years of engineering experience spread over the Total Product Life Cycle, in small, medium and large organizations and across different industrial sectors; medical devices, semiconductor, oil and gas, telecommunications, consumer electronics and military avionics. In England, John held various engineering roles of increasing responsibility specializing in new product introduction in R&D, product and process design and development, manufacturing engineering, process engineering and product engineering. In 2005, John started his Canadian career as a Quality professional, as the Quality Assurance Manager of a start-up company serving semiconductor Fortune 500 customers. He then moved to a Class 2 reusable medical device company initially as Quality and Regulatory Manager and then later to Global Director of Quality Systems, where he had responsibility for sites in Canada, US, Europe and Australia. John joined Neovasc in May 2015 as Director of Quality Systems and moved to VP of Quality in November 2017. John holds a Post Graduate Diploma in Microelectronics Technology and Applications from Middlesex University, and a Higher National Diploma in physics from Portsmouth Polytechnic.

Steven Rubin — Chairman of the Board and Director

                    Mr. Rubin is Chairman of the Board. He has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age and Eloxx Pharmaceuticals, Inc. (Formerly Sevion Therapeutics, Inc.) (NASDAQ:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company's board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company's Audit and Strategic Activities Committee and the Company's Compensation Committee.

Paul Geyer — Director

                    Mr. Geyer resigned as President and Chief Executive Officer of the Company on July 1, 2008. Mr. Geyer has served on the Company's Board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company's Audit and Strategic Activities Committee and the Company's Compensation Committee.

                    From June 2009 to January 2019, Mr. Geyer was Executive Chair of the board of directors of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of LightIntegra Technology Inc.

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

Norman Radow — Director

                    On September 16, 2019, Norman Radow, Managing Partner at Strul, a leading investment firm, was appointed to the Company's Board of Directors. In addition to his duties as a Managing Partner at Strul, Mr. Radow founded the RADCO Companies, an opportunistic real estate investment group specializing in the acquisition and repositioning of multifamily assets, in 1994. In 2006, RADCO became a nationally recognized workout company and then oversaw much of the Lehman bankruptcy estate residential portfolio from 2008 through 2010. Today, RADCO owns approximately 17,000 apartment units in 13 cities across 8 states with an asset value in excess of $2 billion and has approximately 500 employees. In both 2017 and 2018, RADCO was named one of the fastest growing private companies in Atlanta by the Atlanta Business Chronicle, one of the fastest growing mid-market companies in the state of Georgia by the Association for Corporate Growth, and one

of the fastest growing companies in the nation by Inc. 5000. In 2018, Norman was recognized as one of the Most Admired CEOs in the commercial real estate industry by the Atlanta Business Chronicle. Prior to founding RADCO, Mr. Radow practiced law. He was awarded a Juris Doctor by New York Law School in 1981 and currently serves on its board. Mr. Radow also received a Bachelor of Arts degree from SUNY Plattsburgh in 1978. Mr. Radow is a member of the Company's Governance and Nominating Committee.

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

                    Mr. Marko completed his B.A.Sc. (Hons) at Queen's University and M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

Brian McPherson — Former Chief Operating Officer

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

Randy Lane — Former Vice-President, New Concept Development & Intellectual Property

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

                    Each of Fred Colen, President and CEO, Chris Clark, Chief Financial Officer ("CFO") and Secretary, Bill Little, Chief Operating Officer ("COO"), Vicki Bebeau, Vice-President of Clinical and Regulatory Affairs ("VP, C&R"), Aaron Chalekian, Vice-President, Product Development & Manufacturing Engineering ("VP, PD&E"), John Panton, Vice-President, Quality is an NEO of the Company for purposes of this disclosure.

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

Elements of Compensation

                    Base Salary — The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management's compensation, the Board takes into consideration the financial condition of the Company. The base salaries for NEOs of Neovasc during the financial year ended December 31, 2019 were:

NEO	BASE SALARY
Fred Colen (President & CEO)		$401,700/year
Chris Clark (CFO)	C$	351,000/year
Bill Little (COO)		$300,000/year
Vicki Bebeau (VP, C&R)		$273,173/year
Aaron Chalekian (VP, PD&E)		$226,820/year
John Panton (VP, Quality)	C$	238,280/year

                    Stock-Based and Cash-Based Bonuses — For the years ended December 31, 2017, 2018 and 2019, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 30% of each NEO's Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 50% of their potential cash-based award for 2017 based on their achievements against the objectives. Under the terms of Mr. Colen's employment agreement, cash awards up to a maximum of 100% of his Base Salary may be paid based on the achievement of certain objectives. For the year ended December 31, 2018, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen's, 70% of Chris Clark and Vicki Bebeau's and 30% of each the remaining NEO's Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer and on certain corporate objectives. For the year ended December 31, 2019, , the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen's, 70% of Chris Clark, Bill Little and Vicki Bebeau's and 30% of each the remaining NEO's Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer and on certain corporate objectives.

                    The bonuses available and paid to the NEOs during the financial year ended December 31, 2019 were:

NEO	BONUS AVAILABLE		BONUS PAID
Fred Colen (President & CEO)		$401,700		$369,461
Chris Clark (CFO)	C$	245,700	C$	221,130
Bill Little (COO)		$24,231		$23,746
Vicki Bebeau (VP, C&R)		$191,221		$186,440
Aaron Chalekian (VP, PD&E)		$68,046		$61,241
John Panton (VP, Quality)	C$	71,484	C$	64,336

                    Option-Based Awards — The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Company's stock option plan (the "Option Plan"), to the Company's NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan. In determining NEOs' option-based Equity Compensation, the Compensation Committee reviews each executive's contribution to the Company's strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives' options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The stock options granted to the Company's NEOs as at December 31, 2019 were:

NEO	OPTIONS
Fred Colen (President & CEO)	2,000 ($630.00 exercise price per Common Share, expiring January 24, 2026), 250 ($60.00 exercise price per Common Share, expiring March 31, 2026), 60,000 ($27.20 exercise price per Common Share, expiring September 30, 2026), 25,000 ($8.80 exercise price per Common Share, expiring December 3, 2026), 100,000 ($4.10 exercise price per Common Share, expiring March 26, 2027), 12,500 ($5.00 exercise price per Common Share, expiring May 31, 2027)
Chris Clark (CFO)

100 (C$1,900.00 exercise price per Common Share, expiring March 31, 2022) 300 ($630.00 exercise price per Common Share, expiring January 24, 2026), 125 ($60.00 exercise price per Common Share, expiring March 31, 2026), 30,000 ($27.20 exercise price per Common Share, expiring September 30, 2026), 10,000 ($8.80 exercise price per Common Share, expiring December 3, 2026), 50,000 ($4.10 exercise price per Common Share, expiring March 26, 2027), 5,000 ($5.00 exercise price per Common Share, expiring May 31, 2027)

Vicki Bebeau (VP, C&R)

50 (C$11,760.00 exercise price per Common Share, expiring March 27, 2020) 200 (C$1,900.00 exercise price per Common Share, expiring March 31, 2022) 300 ($630.00 exercise price per Common Share, expiring January 24, 2026), 125 ($60.00 exercise price per Common Share, expiring March 31, 2026), 10,000 ($27.20 exercise price per Common Share, expiring September 30, 2026), 5,000 ($8.80 exercise price per Common Share, expiring December 3, 2026), 25,000 ($4.10 exercise price per Common Share, expiring March 26, 2027), 7,500 ($5.00 exercise price per Common Share, expiring May 31, 2027)

Aaron Chalekian (VP, PD&E)

75 (C$11,110.00 exercise price per Common Share, expiring April 16, 2020) 27 (C$5,190.00 exercise price per Common Share, expiring December 18, 2020) 50 (C$1,900.00 exercise price per Common Share, expiring March 31, 2022) 200 ($630.00 exercise price per Common Share, expiring January 24, 2026), 75 ($60.00 exercise price per Common Share, expiring March 31, 2026), 10,000 ($27.20 exercise price per Common Share, expiring September 30, 2026), 5,000 ($8.80 exercise price per Common Share, expiring December 3, 2026), 25,000 ($4.10 exercise price per Common Share, expiring March 26, 2027), 7,500 ($5.00 exercise price per Common Share, expiring May 31, 2027)

John Panton (VP, Quality)

50 (C$8,430.00 exercise price per Common Share, expiring June 1, 2020) 25 (C$7,920.00 exercise price per Common Share, expiring July 31, 2020) 21 (C$5,190.00 exercise price per Common Share, expiring December 18, 2020) 50 ($C1,900.00 exercise price per Common Share, expiring March 31, 2022) 200 ($630.00 exercise price per Common Share, expiring January 24, 2026), 75 ($60.00 exercise price per Common Share, expiring March 31, 2026), 10,000 ($27.20 exercise price per Common Share, expiring September 30, 2026), 5,000 ($8.80 exercise price per Common Share, expiring December 3, 2026), 25,000 ($4.10 exercise price per Common Share, expiring March 26, 2027), 7,500 ($5.00 exercise price per Common Share, expiring May 31, 2027)

                    Restricted Stock Units — The Board maintains the authority to award Equity Compensation, including restricted stock units ("RSUs") pursuant to the Company's restricted stock unit plan (the "RSU Plan"), to the Company's NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 5% of the Common Shares issued and outstanding at any time pursuant to the exercise of RSUs under the RSU Plan. In determining NEOs' RSU-based Equity Compensation, the Compensation Committee reviews each executive's contribution to the Company's strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives' options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of RSUs, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The RSUs granted to the Company's NEOs as at December 31, 2019 were:

NEO	RSUs
Bill Little (COO)	94,506 RSUs granted under inducement exemptions, 68,450 RSUs granted subject to shareholder approval

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

General Equity-Compensation Arrangements

Option Plan

                    The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012, subsequently at the annual general meetings held on June 18, 2013, June 18, 2014 and June 13, 2017. The Board subsequently amended the Option Plan on April 12, 2018 and on November 7, 2019. Pursuant to the Option Plan, up to a maximum of 15% of the Common Shares issued and outstanding at any time may be reserved for issuance pursuant to the exercise of Options. The Option Plan does not contain any provisions that would restrict an NEO or director from purchasing financial instruments that are designed to hedge or offset a decrease in market value of the Common Shares granted to such individuals.

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

                    The Option Plan provides that the Company can reserve for issuance up to 15% of the Common Shares issued and outstanding at any time as options (each, an "Option"). As of March 27, 2020, there were 1,509,990 options issued and outstanding, this number represents 13.6% of the Company's issued and outstanding Common Shares. As of March 27, 2020, there were 160,007 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 1.4% of the Company's issued and outstanding Common Shares. Accordingly, as of March 27, 2020 there were 1,669,997 Common Shares available for issuance under the Option Plan representing 15% of the Company's issued and outstanding Common Shares.

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

                    In the normal course of business, there are times when the Company's directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a "Blackout Period". During a Blackout Period, securities laws prohibit such persons from trading in the Company's securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time but are scheduled to occur prior to the release of the Company's financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

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

                    In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the "U.S. Internal Revenue Code"), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the U.S. Internal Revenue Code) ("ISOs"). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.

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

RSU Plan

                    The RSU Plan was adopted by the Board on December 2, 2019, amended on February 20, 2020, and requires shareholder approval at the Company's next annual general meeting of shareholders. The Company's

RSU Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of shareholders.

                    Since the value of RSUs increases or decreases with the price of the Common Shares, RSUs reflect a philosophy of aligning the interests of executives with those of the Shareholders by tying compensation to share price performance. In addition, RSUs assist in the retention of qualified and experienced executives by rewarding those individuals who make a long term commitment.

                    The RSU Plan is administered by the Compensation Committee or such other committee of the Board as may be designated by the Board. Employees, directors and eligible consultants of the Company and its designated subsidiaries are eligible to participate in the RSU Plan. In accordance with the terms of the RSU Plan, the Company, under the authority of the Board through the Committee, will approve those employees, directors and eligible consultants who are entitled to receive RSUs and the number of RSUs to be awarded to each participant. RSUs awarded to participants are credited to them by means of an entry in a notional account in their favour on the books of the Company. Each RSU awarded conditionally entitles the participant to receive one Common Share upon attainment of the RSU vesting criteria.

                    The vesting of RSUs is conditional upon the expiry of time-based vesting conditions, performance-based vesting conditions or a combination of the two. The duration of the vesting period, performance criteria and other vesting terms applicable to the grant of the RSUs will be determined at the time of the grant by the Committee.

                    Once the RSUs vest, the participant is entitled to receive the equivalent number of underlying Common Shares. RSUs will be settled through the issuance of the Common Shares from treasury. The RSUs may be settled on the payout date, which will be determined by the Committee at the time of the grant, which in any event will be no later than the expiry date for such RSUs. The expiry date of RSUs will be determined by the Committee at the time of grant. However, the maximum term for all RSUs is two years after the participant ceases to be an employee or eligible consultant of the Company. All unvested or expired RSUs are available for future grants.

                    The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan will not exceed 5% of the number of issued and outstanding shares. As of March 27, 2020, there were 482,956 RSUs outstanding (of which 388,550 RSUs are subject to shareholder approval), representing 4.3% of the Company's issued and outstanding common shares, leaving 73,709 RSUs available for grant, representing 0.7% of the Company's issued and outstanding common shares.

                    All outstanding RSUs will become vested RSUs on any Change of Control (as defined in the RSU Plan) and the payout date in connection with such participant's vested RSUs will be accelerated to the date of such Change of Control and the Company will issue Common Shares to participants as soon as practicable following such Change of Control.

                    Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant's termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company's discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant's RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

                    RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant's spouse, minor children or minor grandchildren, and after the participant's lifetime shall ensure to the benefit of and be binding upon the participant's designated beneficiary, on such terms and conditions as are appropriate for such transfers.

                    The Board may, without notice, at any time and from time to time, without shareholder approval, amend the RSU Plan or any provisions thereof in such manner as the Board, in its sole discretion, determines appropriate including, without limitation:

      (a)
      for the purposes of making formal minor or technical modifications to any of the provisions of the RSU Plan;

      (b)
      to correct any ambiguity, defective provision, error or omission in the provisions of the RSU Plan;

      (c)
      to change the vesting provisions of RSUs;

      (d)
      to change the termination provisions of RSUs or the RSU Plan that does not entail an extension beyond the original expiry date of the RSU;

      (e)
      to preserve the intended tax treatment of the benefits provided by the RSU Plan, as contemplated therein; or

      (f)
      any amendments necessary or advisable because of any change in applicable laws; provided, however, that:

      (g)
      no such amendment of the RSU Plan may be made without the consent of each affected participant if such amendment would adversely affect the rights of such affected participant(s) under the RSU Plan; and

      (h)
      Shareholder approval shall be obtained in accordance with the requirements of the TSX for any amendment that results in:

        (i)
        an increase in the maximum number of Common Shares issuable pursuant to the RSU Plan other than as already contemplated in the RSU Plan;

        (ii)
        an extension of the expiry date for RSUs granted to insiders under the RSU Plan;

        (iii)
        other types of compensation through Common Share issuance;

        (iv)
        expansion of the rights of a participant to assign RSUs beyond what is currently permitted in the RSU Plan;

        (v)
        the addition of new categories of participants, other than as already contemplated in the RSU Plan;

        (vi)
        an amendment to the number of RSUs which may be granted to non-employee directors; or

        (vii)
        an amendment to the amendment provisions of the RSU Plan.

NEO Compensation

                    As of December 31, 2019, Neovasc had six NEOs: Fred Colen, President and CEO, Chris Clark, Secretary and CFO, Bill Little, COO, Vicki Bebeau, VP, C&R, Aaron Chalekian, VP PD&E and John Panton, VP, Quality.

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

    •
    Assuming Mr. Colen was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $215,914

    •
    Termination within 12 months following a change of control: $818,464

For Mr. Chris Clark:

    •
    Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 16-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Clark's employment agreement also provides for certain non-competition and non-solicitation restrictions within 16 months of the termination of his employment, for any reason.

    •
    Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: C$830,700

    •
    Termination within 12 months following a change of control: C$930,150

For Mr. Bill Little:

    •
    Upon termination without cause, Mr. Little is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Little will receive a cash payment equal to approximately 1.5 times his existing compensation. Mr. Little's employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason.

    •
    Assuming Mr. Little was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $412,500

    •
    Termination within 12 months following a change of control: $795,000

For Ms. Vicki Bebeau:

    •
    Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for one month's notice for each complete year of service up to a maximum of 9 months. In addition, if such termination occurs within 12 months of a change of control. Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau's employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of her employment, for any reason.

    •
    Assuming Ms. Bebeau was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $220,815

    •
    Termination within 12 months following a change of control: $607,810

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

    •
    Assuming Mr. Chalekian was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: $120,971

    •
    Termination within 12 months following a change of control: $391,265

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

    •
    Assuming Mr. Panton was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

    •
    Termination without cause: C$256,151

    •
    Termination within 12 months following a change of control: C$411,033

Summary Compensation Table

                    Neovasc's key management personnel include Fred Colen, CEO, Chris Clark, CFO, Bill Little, COO, Vicki Bebeau, VP, C&R, Aaron Chalekian, VP, PD&E and John Panton, VP, Quality. Compensation paid to key management personnel was as follows:

	Year Ended December 31,
(USD$)	2019	2018	2017
Salaries and consulting fees	1,398,367	1,346,527	1,294,710
Cash-based awards	836,652	698,166	194,207
Share-based awards	455,809	—	—
Option-based awards(1)	1,555,858	1,308,686	850,641
Pension value(2)	32,434	35,960	15,952

Total compensation	3,823,311	3,389,339	2,355,510

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

(2)
Amounts equal to RRSP or 401(k) monthly payments by the Company. See "Defined Contribution Plans".

                    The compensation paid to the NEOs during the Company's three most recently completed financial years ended December 31, 2017, 2018 and 2019 is summarized as follows and expressed in Canadian dollars unless otherwise noted:

								Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)		Share- Based Awards ($)	Option- Based Awards ($)			Annual Incentive Plans ($)		Long-term Incentive Plan ($)	Pension Value ($)(4)		All Other Compensation ($)	Total Compensation ($)
Fred Colen	2019		$401,700	N/A		$765,489	(1)		$369,641	N/A		$8,400	NIL		$1,545,230
President & CEO	2018		$390,000	N/A		$679,401	(2)		$349,500	N/A		NIL	NIL		$1,418,901
Chris Clark	2019	C$	351,000	N/A	C$	404,782	(1)	C$	221,130	N/A		NIL	NIL	C$	976,912
CFO & Secretary	2018	C$	351,000	N/A	C$	294,885	(2)	C$	208,845	N/A		NIL	NIL	C$	854,730
	2017	C$	80,719	N/A	C$	149,310	(3)	C$	52,500	N/A		NIL	NIL	C$	552,960
Bill Little	2019		$300,000	$455,809		N/A			$23,746	N/A		NIL	NIL		$779,555
COO
Vicki Bebeau	2019		$263,680	N/A		$156,471	(1)		$186,440	N/A		$6,449	NIL		$624,279
VP, C&R	2018	C$	335,216	N/A		$137,252	(2)		$92,288	N/A	C$	6,704	NIL		$499,669
	2017	C$	129,823	N/A	C$	298,620	(3)	C$	50,282	N/A	C$	4,439	NIL	C$	694,123
Aaron Chalekian	2019		$214,958	N/A		$161,027	(1)		$61,241	N/A		$6,449	NIL		$455,893
VP, R&D	2018		$190,200	N/A		$140,959	(2)		$33,000	N/A		$4,063	NIL		$395,366
	2017	C$	238,280	N/A		$98,512	(3)		$55,350	N/A	C$	4,596	NIL		$348,125
John Panton	2019	C$	209,167	N/A	C$	209,950	(1)	C$	64,336	N/A	C$	5,229	NIL	C$	517,162
VP, Quality	2018	C$	170,393	N/A	C$	184,121	(2)	C$	48,300	N/A	C$	4,265	NIL	C$	446,816
	2017		$401,700	N/A	C$	114,615	(3)	C$	50,182	N/A		$8,400	NIL	C$	339,454
Alexei Marko	2019	C$	234,000	N/A	C$	57,971	(1)		NIL	N/A		NIL	NIL	C$	273,971
Former CEO(5)	2018	C$	432,000	N/A	C$	203,278	(2)		NIL	N/A		NIL	NIL	C$	437,278
	2017	C$	351,000	N/A	C$	186,638	(3)	C$	64,800	N/A		NIL	NIL	C$	683,438
Brian McPherson	2019	C$	149,906	N/A	C$	205	(1)		NIL	N/A		NIL	NIL	C$	80,924
Former COO	2018	C$	267,750	N/A	C$	5,580	(2)		NIL	N/A		NIL	NIL	C$	155,486
	2017		$273,173	N/A	C$	74,655	(3)	C$	41,513	N/A		$8,195	NIL	C$	392,918
Randy Lane	2019	C$	280,890	N/A	C$	4,891	(1)		NIL	N/A	C$	10,533	NIL	C$	139,153
Former VP, R&D	2018	C$	283,250	N/A	C$	105,017	(2)		NIL	N/A	C$	10,622	NIL	C$	396,440
	2017		$226,820	N/A	C$	223,965	(3)	C$	42,487	N/A		$6,804	NIL	C$	560,324

(1)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.51%; b) expected life of 4 years; c) the price of the stock on the grant date of $4.30; d) expected volatility of 141%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)
The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 2.24%; b) expected life of 4 years; c) the price of the stock on the grant date of $30.03; d) expected volatility of 72%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)
These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company's financial statements.

(4)
Amounts equal to RRSP or 401(k) monthly payments by the Company. See "Pension Plan Benefits".

(5)
Mr. Marko did not receive any compensation related to his services as a director of the Company. Mr. Marko resigned as CEO in January 2018.

Options to Purchase Securities

                    No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based awards as at December 31, 2019, for each NEO:

						Share-based Awards
	Option-based Awards
							Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested
Fred Colen	2,000		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
President & CEO	250		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	60,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	25,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	100,000		$4.10	March 26, 2027	$40,250	N/A	N/A	N/A
	12,500		$5.00	May 31, 2027	$2,219	N/A	N/A	N/A
Chris Clark	100	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
CFO & Secretary	300		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	125		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	30,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	10,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	50,000		$4.10	March 26, 2027	$20,125	N/A	N/A	N/A
	5,000		$5.00	May 31, 2027	$888	N/A	N/A	N/A
Bill Little	Nil		N/A	N/A	NIL	94,406	$281,330	Nil
COO	Nil		N/A	N/A	NIL	58,550	$174,479	Nil
Vicki Bebeau	50	C$	11,760.00	March 27, 2020	NIL	N/A	N/A	N/A
VP, C&R	200	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	300		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	125		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	5,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	25,000		$4.10	March 26, 2027	$10,063	N/A	N/A	N/A
	7,500		$5.00	May 31, 2027	$1,331	N/A	N/A	N/A
Aaron Chalekian	75	C$	11,111.00	April 16, 2020	NIL	N/A	N/A	N/A
VP, PD&E	27	C$	5,190.00	December 28, 2020	NIL	N/A	N/A	N/A
	50	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	200		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	75		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	5,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	25,000		$4.10	March 26, 2027	$10,063	N/A	N/A	N/A
	7,500		$5.00	May 31, 2027	$1,331	N/A	N/A	N/A
John Panton	50	C$	8,430.00	June 1,2020	NIL	N/A	N/A	N/A
VP, Quality	25	C$	7,920.00	July 31, 2020	NIL	N/A	N/A	N/A
	21	C$	5,190.00	December 28, 2020	NIL	N/A	N/A	N/A
	50	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	200		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	75		$60.00	March 31, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	5,000		$8.80	December 3, 2026	NIL	N/A	N/A	N/A
	25,000		$4.10	March 26, 2027	$10,063	N/A	N/A	N/A
	7,500		$5.00	May 31, 2027	$1,331	N/A	N/A	N/A

(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's common shares as at December 31, 2019 ($5.41 closing price on the Nasdaq) and the exercise price of the options.

Director Compensation

                    In 2019, the directors of the Company (excluding any executive officers) were paid an annual retainer of $50,000, without any meeting fees. The chairman of the board and the chairman of the audit committee were paid an annual retainer of $60,000.

Summary Director Compensation Table

                    During the Company's most recently completed financial year of December 31, 2019, the compensation paid to each director, who was not a NEO, is summarized as follows:

				Non-Equity Incentive Plan Compensation
Name and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards ($)	Annual Incentive Plans ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Steven Rubin	$60,000	N/A	$42,847	N/A	N/A	N/A	N/A	$102,847
Chairman and Director
Paul Geyer	$60,000	N/A	$42,847	N/A	N/A	N/A	N/A	$102,847
Former Chairman and Director
Norman Radow	$14,583	N/A	Nil	N/A	N/A	N/A	N/A	$14,583
Director
Douglas Janzen	$50,000	N/A	$44,593	N/A	N/A	N/A	N/A	$94,593
Director
Alexei Marko	NIL	N/A	$44,593	N/A	N/A	N/A	N/A	$44,593
Director
Jane Hsiao	$35,417	N/A	$42,847	N/A	N/A	N/A	N/A	$78,264
Former Director
William O'Neill	$25,000	N/A	$42,847	N/A	N/A	N/A	N/A	$67,847
Former Director

Share-based Awards and Option-based Awards

                    No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2019, for each director who was not an NEO:

						Share-based Awards
	Option-based Awards
						Number of shares of units or shares that have not vested	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)(1)
Steven Rubin	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Chairman	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A
Paul Geyer	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A
Norman Radow	Nil		N/A	N/A	NIL	N/A	N/A	N/A
Director	Nil		N/A	N/A	NIL	N/A	N/A	N/A
Douglas Janzen	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	70		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A
Alexei Marko	125	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
Director	70		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A
Jane Hsiao	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Former Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A
William O'Neill	15	C$	11,176.00	March 27, 2020	NIL	N/A	N/A	N/A
Former Director	30	C$	1,900.00	March 31, 2022	NIL	N/A	N/A	N/A
	50		$630.00	January 24, 2026	NIL	N/A	N/A	N/A
	10,000		$27.20	September 30, 2026	NIL	N/A	N/A	N/A
	20,000		$4.10	March 26, 2027	$8,050	N/A	N/A	N/A

Notes:

(1)
Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company's common shares as at December 31, 2019 ($5.41 closing price on the TSX) and the exercise price of the options.

                    The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:

Name and Principal Position	Option-Based Awards — Value Vested During the Year ($)(1)	Share-Based Awards — Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation — Value Earned During the Year ($)
Fred Colen	NIL	N/A	N/A
President & CEO
Chris Clark	NIL	N/A	N/A
CFO & Secretary
Brian Little	NIL	N/A	N/A
COO
Vicki Bebeau	NIL	N/A	N/A
VP, C&R
Aaron Chalekian	NIL	N/A	N/A
VP, PD&E
John Panton	NIL	N/A	N/A
VP, Quality

(1)
All options are granted at market price.

                    The following table sets out the burn rate of the Existing Option Plan for the three most recently completed financial years:

Year	Options Granted	Weighted Average Securities Outstanding (000,000)	Burn Rate
2019	697,150	6,511,672	10.71%
2018	366,053	1,416,011	25.85%
2017	1,844	81,524	2.26%

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

                    As of March 27, 2020, all NEOs are engaged in a contract providing for benefits upon termination of employment with the Company.

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

    •
    obtain written confirmation from the auditor that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct adopted by the Chartered Professional Accountants of British Columbia to which it belongs and that it is an independent public accountant with respect to the Company within the meaning of federal securities legislation; and

    •
    confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Company.

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

Reliance on Certain Exemptions

                    The Company's auditor, Grant Thornton LLP, has not provided any material non-audit services during the financial year ended December 31, 2019.

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

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2019	C$151,500	C$196,300	C$nil	C$nil
December 31, 2018	C$158,880	C$57,250	C$nil	C$nil
December 31, 2017	C$87,084	C$90,200	C$nil	C$nil

Compensation Committee

                    The Compensation Committee of the Company is composed of Doug Janzen (Chair), Steve Rubin and Paul Geyer, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Election of Directors — Director Biographies" above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company's policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

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

    •
    reviews overall compensation programs.

Governance and Nominating Committee

                    The Corporate Governance and Nominating Committee of the Company ("CGNC") is composed of Alexei Marko (Chair) Norman Radow and Paul Geyer, of whom Norman Radow and Paul Geyer are independent directors of the Company. Alexei Marko (an executive officer of the Company in the last three years) is deemed not to be an independent director of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section "Election of Directors — Director Biographies" above. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company's corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors. The CGNC has a written mandate, which requires that the CGNC:

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

                    The Board Mandate requires that the Board be comprised of a majority of "independent" directors. Paul Geyer, Doug Janzen and Steven Rubin are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees ("NI 52-110"). Alexei Marko (an executive officer of the Company) is deemed not to be an independent director of the Company.

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

Attendance

                    The table below shows the number of Board meetings each director attended in 2019.

Name of Director	Number of Meetings Attended	Percentage Attendance
Steve Rubin	4	100%
Paul Geyer	4	100%
Douglas Janzen	4	100%
Alexei Marko	4	100%
Fred Colen	4	100%
Norman Radow	1	100%

Directorships

                    The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Steven Rubin	Cocrystal Pharma, Inc. Chromadex Corporation Non-Invasive Monitoring Systems, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. Red Violet, Inc.	Nasdaq Nasdaq OTCBB Nasdaq Nasdaq Nasdaq
Douglas Janzen	Aequus Pharmaceuticals Inc. Lexington Biosciences Inc.	TSXV TSXV

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

D.                Employees

                    As of March 17, 2020, Neovasc had a total of 110 employees and consultants on a full-time or part-time basis. Neovasc has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company's development program. None of Neovasc's employees are represented by a union. The following table sets forth the total number of Neovasc's employees at December 31,

2019, 2018 and 2017, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	December 31,
	2019	2018	2017
Employees and consultants by category of activity:
Management	6	5	3
Administration and quality systems	16	18	21
Research	83	71	30
Commercial	5	4	56
Total number of employees and consultants	110	98	110
Employees and consultants by geographic location:
Canada	76	68	91
United States	27	24	17
Europe	7	6	2
Total number of employees and consultants	110	98	110

E.                Share Ownership

                    As at March 27, 2020, as a group, the Company's directors and executive officers beneficially owned, directly or indirectly, or exercised control over 80,018 Common Shares being 7.2% of the 11,133,319 Common Shares issued and outstanding.

                    The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as at March 27, 2020. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from the above date.

Name of Beneficial Owner	Common Shares(1)	Percent of Common Shares(2)
Fred Colen CEO	11,111	0.0%
Chris Clark CFO & Secretary	271	0.0%
Bill Little COO	nil	nil
Vicki Bebeau VP, C&R	10	0.0%
Aaron Chalekian VP, PD&E	nil	nil
John Panton VP, Quality	nil	nil
Steven Rubin Chairman	207	0.0%
Paul Geyer Director	33,783	3.0%
Norman Radow Director	34,515	3.1%
Douglas Janzen Director	121	0.0%
Alexei Marko Director	nil	nil

(1)
These numbers include Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from March 27, 2020.

(2)
Based on an aggregate total of 11,133,319 Common Shares, being the 11,133,319 Common Shares issued and outstanding as at March 27, 2020 plus the nil Common Shares underlying stock options or other securities that are exercisable within 60 days from March 27, 2020.

                    Item 6.B., "Directors, Senior Management and Employees — Compensation" above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                Major Shareholders

                    The following table shows the name and information about Neovasc's voting securities owned by each person or company which, as at December 31, 2019, owned of record, or which, to Neovasc's knowledge, owned beneficially, directly or indirectly, more than 5% of any class or series of the Company's voting securities:

Name	Number and Type of Securities	Type of Ownership	Percentage of Class on a Diluted Basis(1)
Magnetar Financial LLC(2)	1,102,198 Common Shares	Beneficial	9.9%
Strul Medical Group LLC.(3)	1,102,198 Common Shares	Beneficial	9.9%

(1)
Based on 11,133,319 outstanding Common Shares as of March 27, 2020. The Common Shares issuable upon conversion of the 2017 Notes are calculated using the conversion price or exercise prices of such 2017 Notes as of March 27, 2020.

(2)
Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz share beneficial ownership to these Common Shares. This consists of 480,926 Common Shares and 2,676,471 Common Shares issuable upon conversion 2017 Notes subject to the Ownership Limitation. Accordingly, Magnetar Financial LLC, Magnetar Capital Partners LP, Supernova Management LLC and Alec N. Litowitz disclaim beneficial ownership of the Common Shares issuable upon conversion of such 2017 Notes to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

(3)
Strul Medical Group LLC beneficial ownership to these Common Shares. This consists of 334,951 Common Shares and 1,533,333 Common Shares issuable upon conversion 2019 Notes subject to the Ownership Limitation. Accordingly, Strul Medical Group LLC disclaim beneficial ownership of the Common Shares issuable upon conversion of such 2017 Notes to the extent that upon such exercise the number of shares beneficially owned by them would exceed the Ownership Limitation.

                    The information in the table above was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent, and by the individuals themselves.

                    No major shareholders have different voting rights.

                    As of March 27, 2020, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

Location:	Number of registered shareholders of record	Number of Common Shares	Percentage of total Common Shares
Canada	13	193,145	1.73%
United States	19	10,939,421	98.25%
Other	19	753	0.02%
Total	51	11,133,319	100%

                    The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

                    Given the potential dilutive effect of future conversions of the Company's 2017 Notes issued pursuant to the 2017 Private Placement, it is possible that the aggregate conversion of these 2017 Notes and subsequent sale of the Common Shares issued could effect a change in control of the Company. For greater detail about the 2017 Notes issued pursuant to the 2017 Private Placement, the Common Shares issued to date pursuant to such conversions, and aggregate principal amount of 2017 Notes remaining outstanding, see Item 10.A "Share Capital" of this Annual Report.

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

Indebtedness

                    Included in accounts payable and accrued liabilities at December 31, 2019 is $571,298 (compared to $360,576 and $nil on December 31, 2018 and December 31, 2017, respectively) due to related parties with respect to the transactions described under "Executive Compensation" in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

                    Included in accounts payable and accrued liabilities at December 31, 2017 was $nil due to related parties with respect to the transactions described under "Executive Compensation" in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

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

ITEM 8.    FINANCIAL INFORMATION

A.                Consolidated Statements and Other Financial Information

                    The Company's audited consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Grant Thornton LLP is included herein immediately preceding the consolidated financial statements and schedules.

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

Claims by CardiAQ in the United States

                    On March 24, 2017, CardiAQ filed a related lawsuit in the U.S. District Court for the District of Massachusetts, asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. On April 17, 2019, by agreement of the parties, the court entered judgment ordering the changes to inventorship of these patents that CardiAQ sought. No damages were awarded, and each side bore its own costs and fees in the matter. This judgment does not prevent the Company from practicing these patents.

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

B.                Significant Changes

                    There have been no significant changes in the Company's financial condition since the most recent consolidated financial statements for the fiscal year ended December 31, 2019, except that:

    i.
    On January 6, 2020, the Company completed the 2020 Financing for net proceeds of approximately $8.9 million.

ITEM 9.    THE OFFER AND LISTING

A.                Offer and Listing Details

                    As at March 27, 2020, the Company had 11,133,319 Common Shares outstanding. Our Common Shares began trading under the symbol "NVCN" on the Nasdaq on May 21, 2014 and on the TSX on June 23, 2014.

B.                Plan of Distribution

                    Not applicable.

C.                Markets

                    The Company's Common Shares are listed under the symbol "NVCN" on the Nasdaq and the TSX. The Company's Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On March 27, 2020, the closing prices of the Company's Common Shares on the Nasdaq and the TSX were $1.66 and C$2.30, respectively.

D.                Selling Shareholders

                    Not applicable.

E.                Dilution

                    Not applicable.

F.                 Expenses of the Issue

                    Not applicable.

ITEM 10.    ADDITIONAL INFORMATION

A.                Share Capital

Common Shares

                    The Company is authorized to issue an unlimited number of Common Shares without par value. As of March 27, 2020, there were 11,133,319 Common Shares issued and outstanding, 2,426,490 Common Shares issuable upon exercise of outstanding the 2020 Warrants, 1,509,990 Common Shares issuable upon exercise of outstanding stock options, 482,956 Common Shares issuable upon exercise of restricted stock units and 302,165 Common Shares issuable upon exercise of the 2019 and 2020 Broker Warrants.

                    Taking into account the total principal amount of the 2019 Notes outstanding and assuming full conversion of the 2019 Notes at their lowest conversion price of $7,50 per Common Share, the maximum number of Common Shares issuable would be 1,533,333 representing approximately 13.8% of Neovasc's current issued and outstanding number of Common Shares.

                    Taking into account the total principal amount of the 2017 Notes remaining outstanding, and assuming full conversion of the 2017 Notes if the Market Price (as defined below) of the Common Shares remained at $1.72 per Common Share (being the closing price of the Common Shares on March 27, 2020) on the date of conversion, assuming conversion of the outstanding 2017 Notes using the Alternate Conversion Price (as defined below) mechanism, the maximum number of Common Shares issuable would be 2,676,471 representing approximately 26.5% of Neovasc's current issued and outstanding number of Common Shares. If the Market Price of the Common Shares on the date of exercise reduces to a point lower than the closing price of the Common Shares on March 27, 2020, the future-priced conversion provisions contained in the 2017 Notes would result in a further increase in the number of shares issuable.

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

Preferred Shares

                    The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders' meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company's assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company's board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of March 27, 2020.

Senior Secured Convertible 2017 Note

                    Pursuant to the 2017 Private Placement, the 2017 Notes were issued in an aggregate principal amount of $32,750,000. As of March 27, 2020, $28,837,000 aggregate principle amount of the 2017 Notes had been converted for 4,150,735 Common Shares and $3,913,000 aggregate principle amount of the 2017 Notes remained outstanding. For a more fulsome description of the terms of the 2017 Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC.

                    The 2017 Notes were issued at an original issue price of $850 per $1,000 principal amount of notes. Interest on the 2017 Notes commenced accruing on the date of issuance at the 0% interest rate, computed on the basis of a 360-day year and twelve 30-day months and payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including the date of maturity on which the principal of the 2017 Notes is repayable. The 2017 Notes were initially granted with an 18-month term, however the maturity date was extended to May 17, 2020 pursuant to certain waiver agreements between the Company and the holders of the 2017 Notes, as described above. The form of waiver agreement is available on the Company's profiles on SEDAR at www.sedar.com and with the SEC at www.sec.gov. Upon an event of default, the interest rate shall automatically be increased to 15% per annum. The 2017 Notes are senior to all other indebtedness and secured by all assets of the Company. Any portion of the outstanding and unpaid amount remaining under the 2017 Notes are convertible into Common Shares (the "Note Conversion Shares"). The conversion rate will be the number of Common Shares issuable upon conversion of any conversion amount determined by dividing (x) the sum of the portion of the principal to be converted, redeemed or otherwise with respect to which this determination is being made and all accrued and unpaid interest with respect to such portion of the principal amount and accrued and unpaid late charges with respect to such portion of such principal and any such interest by (y) $1.46 (the "Note Conversion Price"), subject to certain adjustments. The 2017 Notes contain a future-priced conversion mechanism upon the earlier of (x) the later of (i) upon the occurrence of an event of default, the twentieth day following the cure of such event of default and (ii) the twentieth day following the holder of the Note having received notice of such event of default and (y) the fourth month anniversary of the closing of the sale of the 2017 Notes.

                    The 2017 Notes are subject to full ratchet anti-dilution provisions in certain circumstances. Pursuant to these provisions, if the Company issues or sells any Common Shares for a consideration per share (the "Note Issuance Price") less than the Note Conversion Price then immediately after such dilutive issuance, the Note Conversion Price then in effect shall be reduced to the Note Issuance Price. If the Company issues options or convertible securities, the holder of a Note may elect to replace the Note Conversion Price with the variable price of such option or convertible security in accordance with the terms of the Note. If there is a stock split, stock dividend, stock combination or similar transaction and the market price of the Common Shares at the time of the event is lower than the Note Conversion Price, then on the sixteenth trading date following such event, the Note Conversion Price will be reduced to the Event Market Price (as defined in the 2017 Notes). Simultaneously with any adjustment to the Note Conversion Price as described above, the Note Conversion Shares issuable upon conversion of the 2017 Notes shall be increased or decreased proportionately so that after such adjustment the Note Conversion Price payable upon such conversion is equal to the Note Conversion Price in effect immediately prior to the Note Conversion Price. With effect from and after 5:00 p.m. New York City time on August 17, 2018, the Conversion Price (as defined in the 2017 Notes) will be adjusted to be the lower of (x) the then-current Conversion Price and (y) the greater of (i) the amount in USD equal to the VWAP (as defined in the 2017 Notes) for the Common Stock on the Conversion Price Reset Date (or, if the Conversion Price Reset Date is not a Trading Day (as defined in the 2017 Notes), the immediately following Trading Day) and (ii) $0.50.

                    The holder of any Note may, in its sole discretion, convert the Note at an alternate conversion price ("Alternate Conversion Price") rather than the Note Conversion Price, where the Alternate Conversion Price equals 85% of the lowest VWAP of the Common Shares during the ten consecutive trading day period ending and including the date of delivery or deemed delivery of the applicable conversion notice. The effect of the Alternate Conversion Price mechanism is that the number of Common Shares issued upon conversion of the Note increases as the market price falls. As an example, if as of the conversion date the lowest VWAP of the Common Shares during the prior ten-day trading period (including the conversion date) is $1.72, then, if the holders exercise all of the 2017 Notes remaining issued and outstanding as at March 27, 2020 at the Alternate Conversion Price, a total of 20,064,724 Common Shares will be issued pursuant to such conversion.

                    The terms of the 2017 Notes prohibit a holder from converting its 2017 Notes if doing so would result in such holder (together with such holder's affiliates) beneficially owning more than 9.99% of the number of Common Share outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the 2017 Notes. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares up to the nearest whole share. Upon a change of control of the Company, the portion of the Note subject to redemption shall be redeemed by the Company in cash at the premium price equal to the Change of Control Redemption Price (which is 125%). The Note holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of Common Shares as if they had converted their 2017 Notes and were holders of the Note Conversion Shares. The Company shall not enter into or be party to a Fundamental Transaction (as described under the risk factor entitled "The 2017 Notes issued pursuant to the 2017 Financings contain provisions that restrict the Company's ability to enter into Fundamental Transactions") unless the Successor Entity assumes in writing all of the obligations of the Company under the Note and it delivers to each holder of 2017 Notes in exchange for such 2017 Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the 2017 Notes. Under the 2017 Notes, an event of default triggers a redemption right with a redemption premium regardless of whether the event of default is cured. Under the 2017 Notes, a change of control triggers a redemption right with a redemption premium.

                    The 2017 Notes contain certain covenants, which include restricted payments upon an event of default, restrictions on distributions, and restrictions on asset transfers (other than ordinary course of business). The 2017 Notes and any Common Shares issued upon conversion of the 2017 Notes may be offered, sold, assigned or transferred by the holder without the consent of the Company.

                    The Note is secured by a general security agreement dated as of November 17, 2017 granted by the Company to and in the favor of Bio IP Ventures II LLC, as collateral agent for the benefit of the Noteholders over all of the Company's present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer.

Secured Convertible 2019 Note

                    In connection with the May 2019 Financing, the 2019 Notes were issued in an aggregate principal amount of $11,500,000. As of March 27, $Nil aggregate principal amount of the 2019 Notes had been converted for Nil Common Shares and $11,500,000 aggregate principal amount of the 2019 Notes remained outstanding. For a more fulsome description of the terms of the 2019 Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K.

                    The 2019 Notes were issued at an original issue price of $850 per $1,000 principal amount of notes. The 2019 Notes will mature four years from the date of issuance. For the first year after the closing date, the interest rate is 8%, of which 5% is payable in cash on or about May 17, 2020 (when the existing convertible 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Note. After the first year and until maturity, the interest rate is 10%, of which 7% is payable in cash on the last business day of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Note.

                    Upon an event of default, and subject to the terms of the Intercreditor Agreement, the whole of the Principal and Interest remaining unpaid will, at the option of the holder, become immediately due and payable.

                    The 2019 Note are convertible into common shares of the Company at the option of the holder. The holder, however, may not own >19.99% of the total outstanding common shares of the Company as a result of the conversion. The 2019 Notes are be convertible at the option of the holder at a conversion price of US$0.75 per Common Share for the first two years, US$0.85 per Common Share for the third year and US$0.97 per Common Share for the last year of the term. The conversion price of the 2019 Notes may also be altered subject to certain anti-dilution provisions. Pursuant to these provisions, if the Company issues Common Shares or securities exchangeable for or convertible into Common Shares; subdivides or re-divides its outstanding Common Shares into a greater number or shares; or consolidates its outstanding Common Shares into a smaller number of shares (a "Common Share Reorganization"), the conversion price will be adjusted by multiplying the conversion price by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization.

                    The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the first anniversary of issuance), 2% (if prepaid between the first and second anniversaries of issuance) and 1% (if prepaid after the second anniversary) apply. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares down to the nearest whole share. Upon a change of control of the Company, the holder shall have five business days to elect that the Company prepay the outstanding principal and interest.

                    The 2019 Notes are secured by a general security agreement dated as of May 16, 2019 granted by the Company and its subsidiaries to and in favor of SMG over all of the Company's present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer. The obligations of the Company under the 2019 Notes and the security granted in support of the 2019 Notes are subordinate to and rank behind the obligations of the Company under the 2017 Notes and the security granted in support of the 2017 Notes pursuant to the terms of a subordination agreement dated May 16, 2019 amongst the Company, SMG as the subordinated creditor and Bio IP Ventures II LLC, as collateral agent for the holders of 2017 Notes, as the senior creditor.

2019 Broker Warrants

                    In connection with the 2019 Financings, the Company issued the Broker Warrants to purchase up to 144,444 Common Shares at an exercise price of $5.625 per Common Share to the underwriter in the 2019 Financings. The Broker Warrants are exercisable immediately and for three years from their dates of issuance. Pursuant to FINRA Rule 5110(g), the Broker Warrants and any common shares issued upon the exercise of the Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the relevant 2019 Financing pursuant to which such Broker Warrants were issued, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in such 2019 Financing and the officers or partners thereof, if all securities so transferred remain subject to the Lock up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter in the relevant 2019 Financing or related persons does not exceed 1% of the securities being offered in the relevant 2019 Financing; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock up restriction set forth below for the remainder of the time period.

2020 Units

                    In connection with the 2020 Financing, the Company issued 1,185,000 Series A Units and 1,241,490 Series B Units at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit. Each Series A Unit is comprised of (i) one Unit Share and (ii) one Warrant. Each Series B Unit is comprised of (i) one Pre-Funded Warrant and (ii) one Warrant.

2020 Warrants

                    In connection with the 2020 Financing, the Company issued Warrants, which entitle the holder to acquire, subject to adjustment as summarized below, one Warrant Share at an exercise price of US$4.1351 per share on or prior to 5:00 p.m. (New York time) on January 6, 2024, after which time the Warrant will be void and of no value. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of such holder's Warrants. The Warrants may be exercised on a "net" or "cashless" basis to the extent that the Company does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the Warrants.

                    The Warrant Certificate will provide that the number of underlying shares and exercise price of the Warrants will be subject to adjustment in the event of certain share dividends or distributions or of a subdivision or consolidation of the Common Shares or similar events.

                    The Warrant Certificate will also provide that, during the period in which the Warrants are exercisable, it will give notice to holders of Warrants of certain stated events, at least 20 days prior to the record date or effective date, as the case may be, of such events.

                    In connection with certain specified mergers, sales, business combinations, recapitalizations or similar events (a "Fundamental Transaction"), holders of the Warrants will have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction. Holders of the Warrants will also have the option, within 30 days of the closing of a Fundamental Transaction, to require the Company (or its successor) to repurchase their Warrants in cash or, if the Fundamental Transaction is not in the Company's control, in the consideration received by other holders of Common Shares in respect of such Fundamental Transaction, at a value determined by using the Black-Scholes option pricing model.

                    There is currently no market through which the Warrants may be sold, and purchasers may not be able to resell the Warrants purchased under this prospectus supplement. The Warrant Certificate will also contain restrictions on the number of Common Shares that may be acquired by a holder of Warrants upon any exercise of the Warrants that would result in the holder and its affiliates holding in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of such Warrants, which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to us, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us. No fractional Warrant Shares will be issuable upon the exercise of any Warrants. Holders of Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have, except as set forth in the Warrants.

2020 Pre-Funded Warrants

                    In connection with the 2020 Financing, the Company issued the Pre-Funded Warrants, which entitle the holder to acquire, subject to adjustment as summarized below, one Pre-Funded Warrant Share at any time until the Pre-Funded Warrants are exercised in full. The exercise price will be pre-funded except for a nominal exercise price of US$0.0001 per Pre-Funded Warrant. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of such holder's Pre-Funded Warrants. The Pre-Funded Warrants may be exercised on a "net" or "cashless" basis at any time.

                    The Pre-Funded Warrant Certificate will provide that the number of underlying shares and exercise price of the Pre-Funded Warrants will be subject to adjustment in the event of certain share dividends or distributions or of a subdivision or consolidation of the Common Shares or similar events.

                    The Pre-Funded Warrant Certificate will also provide that, during the period in which the Pre-Funded Warrants are exercisable, it will give notice to holders of Pre-Funded Warrants of certain stated events, at least 20 days prior to the record date or effective date, as the case may be, of such events.

                    In connection with a Fundamental Transaction, holders of the Pre-Funded Warrants will have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the Pre-Funded Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction.

                    There is currently no market through which the Pre-Funded Warrants may be sold, and purchasers may not be able to resell the Pre-Funded Warrants purchased under this prospectus supplement. The Pre-Funded Warrant Certificate will also contain restrictions on the number of Common Shares that may be acquired by a holder of Pre-Funded Warrants upon any exercise of the Pre-Funded Warrants that would result in the holder and its affiliates holding in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of such Pre-Funded Warrants, which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to us, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us. No fractional Pre-Funded Warrant Shares will be issuable upon the exercise of any Pre-Funded Warrants. Holders of Pre-Funded Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have, except as set forth in the Pre-Funded Warrants.

2020 Broker Warrants

                    In connection with the 2020 Financing, the Company issued the Broker Warrants to purchase up to 157,721 Common Shares at an exercise price of $5.1689 per Common Share to the underwriter in the January 2020 Financing. The Broker Warrants are exercisable immediately and for three years from their dates of issuance. Pursuant to FINRA Rule 5110(g), the Broker Warrants and any common shares issued upon the exercise of the Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the relevant 2020 Financing pursuant to which such Broker

Warrants were issued, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in such 2019 Financing and the officers or partners thereof, if all securities so transferred remain subject to the Lock up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter in the relevant 2020 Financing or related persons does not exceed 1% of the securities being offered in the relevant 2020 Financing; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock up restriction set forth below for the remainder of the time period.

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

      1.
      Securities Purchase Agreement, dated January 1, 2020, between the Company and the purchasers listed therein.

      2.
      Subscription Agreement, dated May 13, 2019, between the Company and Strul Medical Group LLC.

      3.
      Underwriting Agreement, dated March 13, 2019, between the Company and H.C. Wainwright & Co., LLC.

      4.
      Underwriting Agreement, dated February 26, 2019, between the Company and H.C. Wainwright & Co., LLC.

      5.
      Settlement Agreement, dated February 19, 2019, by and between the Company, Neovasc Tiara Inc., Endovalve Inc. and Micro Interventional Devices Inc.

      6.
      Waiver Agreement, dated September 11, 2018, between the Company and the Holders of Senior Convertible 2017 Notes.

      7.
      License and Collaboration Agreement, dated August 3, 2018, between the Company and the Trustees of the University of Pennsylvania.

      8.
      Employment Agreement, dated January 22, 2018, between the Company and Fred Colen.

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

E.                Taxation

Certain U.S. Federal Income Tax Considerations

                    The following is a summary of certain U.S. federal income tax considerations generally applicable to a "U.S. Holder" of the ownership and disposition of Common Shares. This summary addresses only holders who hold Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, non-U.S., alternative minimum, unearned income "Medicare" contribution, estate or gift tax consequences of holding or disposing of Common Shares.

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

                    This summary is based on the Canada-United States Income Tax Convention (1980), as amended, the U.S. Internal Revenue Code, administrative pronouncements and rulings of the IRS, judicial decisions and existing and proposed U.S. Treasury Regulations, changes to any of which subsequent to the date hereof may affect the tax consequences described herein, possibly on a retroactive basis. This summary is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the U.S. Internal Revenue Code, including tax-exempt organizations, pass-through entities, certain financial institutions, insurance companies, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other arrangement involving more than one position, persons that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services, dealers in securities or foreign currencies, traders in securities that elect to use a mark-to-market method of accounting, U.S. persons whose functional currency (as defined in the U.S. Internal Revenue Code) is not the U.S. dollar, former citizens or permanent residents of the United States, or persons that own directly, indirectly or constructively 10% or more of our Common Shares by voting power or by value. Holders should consult their own tax advisors with regard to the application of the income tax laws of the United States and any other taxing jurisdiction to their particular circumstances.

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

                    The amount of any dividend paid to a U.S. Holder in Canadian dollars (including amounts withheld to pay any Canadian withholding taxes) will be includible in income in a U.S. dollar value amount by reference to the exchange rate between the U.S. dollar and the Canadian dollar in effect on the date of receipt of such dividend by the U.S. Holder, regardless of whether the Canadian dollars so received are in fact converted into U.S. dollars. A U.S. Holder will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the dividend. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss will generally be treated as U.S. source ordinary income or loss.

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

F.                 Dividends and Paying Agents

                    Not applicable.

G.                Statement by Experts

                    The consolidated financial statements as of December 31, 2019, 2018 and 2017, and the related consolidated statements of loss and comprehensive loss, changes in shareholders' equity, and cash flows for the years ended December 31, 2019, 2018 and 2017, and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Grant Thornton LLP, Chartered Professional Accountants, 1600 — 333 Seymour St., Vancouver, BC, V6B 5A6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

                    The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, "Financial Statements — Note 5. Financial Risk Management" of the Company's audited consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017, for a qualitative and quantitative discussion of the Company's exposure to these market risks.

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

ITEM 15.    CONTROLS AND PROCEDURES

A.                Disclosure Controls and Procedures

                    The Company's management, under the supervision of the CEO and CFO, has designed DC&P and ICFR, based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). DC&P are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by the Company under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the United States Securities and Exchange Commission (the "SEC").

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

                    Non-accelerated filers are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management's assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as a non-accelerated filer and therefore has not included an independent auditor attestation of management's assessment of the effectiveness of its internal control over financial reporting in this Annual Report or in its audited consolidated financial statements for the year ended December 31, 2019, 2018 and 2017.

                    The Company's management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that a material weakness in DC&P and ICFR occurred for the year ended December 31, 2019, 2018 and 2017 as detailed below.

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

                    In light of the aforementioned material weakness, management conducted a thorough review of all non-routine agreements for the year ended December 31, 2019. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the consolidated financial statements for the year ended December 31, 2019 fairly present in all material respects and financial condition and results of operations for the Company in conformity with IFRS. Due to this material weakness, management concluded that DC&P was not effective as of December 31, 2019, 2018 and 2017.

Material Weakness in ICFR

                    In 2017 the Company purchased Reducer units for testing and charged the expense to product development and clinical trials expense. Since then the Company has not needed as many testing units as planned and our commercial efforts have grown. In 2019, the Company began selling some of those units originally purchased for testing and expensed in 2017. In order to reflect accurate cost of goods sold, the Company re-allocated the testing units back into inventory and credited the product development and clinical trial period expense in 2019.

                    The Company's assessment in 2017 concluded that the test units were not an asset to be included in commercial inventory but did not consider whether these testing units could be classified as an alternative assets on the statement of financial position as they still had the potential to produce economic benefits.

                    In its assessment of the effectiveness of ICFR as of December 31, 2019, 2018 and 2017 the Company determined that there were control deficiencies that constituted a material weakness in ICFR relating to the incorrect determination of testing units as a period expense in product development and clinical trials expenses rather than as an asset classified as research and development supplies. Due to this material weakness, management concluded that ICFR was not effective as of December 31, 2019, 2018 and 2017.

Remediation for Material Weakness in ICFR

                    The Company has developed and implemented a remediation plan to address the material weakness described above. Specifically, the Company plans to increase the strength of design and operating effectiveness for internal control over non-routine agreements. The Company will also undertake the following actions to improve ICFR:

    •
    Flag all Reducer units scheduled for testing at each period end to ensure they correctly accounted for as an asset.

    •
    Review all Reducer units included in period expenses as product development and clinical trials expenses to ensure all the units were correctly used in testing during that period.

    •
    Deploy an internal control compliance program, in accordance with COSO, designed to identify potential deficiencies in DC&P and ICFR throughout the year ending December 31, 2020, to ensure that deficiencies are identified and remediated in a timely manner.

    •
    Further mature DC&P and ICFR practices in addition to enhancing risk assessment, control design assessment and operating effectiveness testing practices throughout the year ending December 31, 2020.

B.                Management's Annual Report on Internal Control Over Financial Reporting

                    In its assessment of the effectiveness of ICFR as of December 31, 2019, the Company determined that there were control deficiencies that constituted a material weakness in ICFR.

C.                Report of the Independent Public Accounting Firm

                    This annual report on Form 20-F does not include an attestation report on ICFR from our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D.                Changes in Internal Control over Financial Reporting

                    See the description above under Item 15.A. "Disclosure Controls and Procedures".

    ITEM 16A AUDIT COMMITTEE FINANCIAL EXPERT

                    The Board has determined that Douglas Janzen, an individual serving on the audit committee of the Company's Board, is an audit committee financial expert and is independent as defined in Item 16.A of Form 20-F under the Securities Exchange Act of 1934, as amended. See "Directors, Senior Management and Employees—Directors and Senior Management" in Item 6.A of this Annual Report for a description of Douglas Janzen's relevant financial experience.

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

ITEM 17.    FINANCIAL STATEMENTS

                    See Item 18 "Financial Statements" located elsewhere in this Annual Report.

ITEM 18.    FINANCIAL STATEMENTS

                    The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

      1.
      The Company's audited consolidated financial statements as at and for the years ended December 31, 2019, 2018 and 2017, together with the notes thereto and the auditor's report thereon.

ITEM 19.    EXHIBITS

1.	Articles of Incorporation and Bylaws
	1.1	Certificate of Incorporation of Medical Ventures Corp., dated November 2, 2000.****
	1.2	By-law No. 1 of Medical Ventures Corp., dated January 29, 2002.****
	1.3	Certificate and Articles of Continuance of Medical Ventures Corp., dated April 19, 2002.****
	1.4	Certificate and Articles of Amendment of Neovasc Inc., dated July 1, 2008.****
	1.5	Certificate and Articles of Amendment of Neovasc Inc., dated September 18, 2018.***
4.	Material Contracts
	4.1	Securities Purchase Agreement, dated January 1, 2020, between the Company and the purchasers listed therein.*
	4.2	Subscription Agreement, dated May 13, 2019, between the Company and Strul Medical Group LLC.**
	4.3	Underwriting Agreement, dated February 26, 2019, between the Company and H.C. Wainwright & Co., LLC.*****
	4.4	Underwriting Agreement, dated March 13, 2019, between the Company and H.C. Wainwright & Co., LLC.******
	4.5	Settlement Agreement, dated February 19, 2019, by and between the Company and Neovasc Tiara Inc., Endovalve Inc. and Micro Interventional Devices Inc.*******
	4.6	Waiver Agreement, dated September 11, 2018, between the Company and the Holders of Senior Convertible 2017 Notes.********
	4.7	License and Collaboration Agreement, dated August 3, 2018, between the Company and the Trustees of the University of Pennsylvania.*********
	4.8	Employment Agreement, dated January 22, 2018, between the Company and Fred Colen.****
	4.9	Securities Purchase Agreement, dated November 9, 2017, between the Company and the investors listed therein.**********
	4.10	Form of Senior Secured Convertible Note.**********
8.1	List of Subsidiaries****
11.1	Neovasc Code of Business Conduct and Ethics**

12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities and Exchange Act of 1934, as amended.
13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as added by Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Grant Thornton LLP
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on January 6, 2020.
**	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on May 14, 2019.
***	Previously filed (No. 001-36458) with the SEC on Form 20-F of the Company on March 21, 2019.
****	Previously filed (No. 001-36458) with the SEC on Form 20-F of the Company on April 30, 2018.
*****	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on February 26, 2019.
******	Previously filed (No. 00136458) with the SEC on Form 6-K of the Company on March 13, 2019.
*******	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on February 20, 2019.
********	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on September 12, 2018.
*********	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on August 6, 2018.
**********	Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on November 13, 2017.

SIGNATURES

                    The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NEOVASC INC.
DATED: March 30, 2020
	By:	/s/ CHRIS CLARK Chris Clark Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
The Company's audited consolidated financial statements as at and for the years ended December 2019, 2018 and 2017, together with the notes thereto and the auditor's report thereon.	F-2

Report of independent registered
public accounting firm

Grant Thornton LLP Suite 1600 333 Seymour Street Vancouver, BC V6B 0A4
T +1 604 687 2711 F +1 604 685 6569

To the Board of Directors and Shareholders of Neovasc Inc.

Opinion on the financial statements

                    We have audited the accompanying consolidated statements of financial position of Neovasc Inc. (the "Company") as of December 31, 2019, December 31, 2018 and December 31, 2017, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, December 31, 2018 and December 31, 2017 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement of previously issued financial statements

                    As discussed in Note 23 to the consolidated financial statements, the Company has restated its 2018 and 2017 financial statements to correct misstatements.

Material uncertainty related to going concern

                    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company incurred a comprehensive loss of $33,618,494 during the year ended December 31, 2019, and as of that date, the Company's liabilities exceeded its assets by $14,445,765. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

                    These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

                    We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

                    Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

/s/ Grant Thornton LLP

Vancouver, Canada
March 30, 2020	Chartered Professional Accountants

NEOVASC INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31,
(Expressed in U.S. dollars)

	Notes	2019	2018 As restated Note 23	2017 As restated Note 23
ASSETS
Current assets
Cash and cash equivalents	6	$5,292,833	$9,242,809	$17,507,157
Accounts receivable	7	715,696	647,143	1,334,923
Finance lease receivable	8	86,764	—	—
Inventory	9	618,650	318,135	398,556
Research and development supplies	23	671,845	1,274,653	1,274,653
Prepaid expenses and other assets	10	630,042	591,236	802,366

Total current assets		8,015,830	12,073,976	21,317,655

Non-current assets
Restricted cash	11	462,874	439,736	478,260
Right-of-use asset	12	720,473	—	—
Finance lease receivable	8	138,690	—	—
Property, plant and equipment	13	767,973	813,628	1,685,181

Total non-current assets		2,090,010	1,253,364	2,163,441

Total assets		$10,105,840	$13,327,340	$23,481,096

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$7,794,456	$4,610,560	$1,844,955
Lease liabilities	16	436,352	—	—
2017 Convertible Notes	17	5,400,189	1,423,224	4,261,597
2019 Convertible Notes	17	1,090,561	—	—
Derivative liability from financing	17	—	—	19,997,345

Total current liabilities		14,721,558	6,033,784	26,103,897

Non-Current Liabilities
Accrued liabilities	14	1,186,601	2,241,979	—
Lease liabilities	16	468,527	—	—
2017 Convertible Notes	17	—	13,194,112	15,745,962
2019 Convertible Notes	17	8,174,919	—	—
Derivative warrant liability from financing	17	—	190,303	16,831,685

Total non-current liabilities		9,830,047	15,626,394	32,577,647

Total liabilities		$24,551,605	$21,660,178	$58,681,544

Equity
Share capital	19	$328,460,681	$304,460,533	$171,803,816
Contributed surplus	19	29,766,225	26,260,806	23,056,846
Accumulated other comprehensive loss		(6,140,507)	(7,653,028)	(6,643,436)
Deficit		(366,532,164)	(331,401,149)	(223,417,674)

Total equity		(14,445,765)	(8,332,838)	(35,200,448)

Total liabilities and equity		$10,105,840	$13,327,340	$23,481,096

Going Concern and Uncertainty (see Note 1(b) and 5(d))
Subsequent Events (see Note 27)
Contingent liabilities and provisions (see Note 26)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For years ended December 31,
(Expressed in U.S. dollars)

	Notes	2019	2018 As restated Note 23	2017 As restated Note 23
REVENUE	20	$2,092,032	$1,749,133	$5,389,014
COST OF GOODS SOLD		458,436	366,258	3,477,821

GROSS PROFIT		1,633,596	1,382,875	1,911,193

EXPENSES
Selling expenses	22	1,645,985	1,353,165	886,226
General and administrative expenses	22	10,013,732	16,438,936	15,684,783
Product development and clinical trials expenses	22	20,020,959	16,001,464	16,214,439

		31,680,676	33,793,565	32,785,448

OPERATING LOSS		(30,047,080)	(32,410,690)	(30,874,255)

OTHER (EXPENSE)/INCOME
Interest income		184,912	183,065	355,806
Interest expense		(133,082)	—	—
Impairment on right-of-use asset		(104,544)	—	—
Gain on sale of asset		—	238,907	—
Damages provision	15	—	—	(738,021)
Loss on foreign exchange		(74,209)	(175,054)	2,726,728
Unrealized (loss)/gain on derivative warrant liability from financing and convertible notes	17	(3,235,591)	(814,827)	10,732,089
Realized (loss)/gain on exercise of warrants and convertible notes	17	(1,692,628)	(28,003,594)	—
Amortization of deferred loss	17	—	(46,894,189)	(3,351,987)

		(5,055,142)	(75,465,692)	9,724,615

LOSS BEFORE TAX		(35,102,222)	(107,876,382)	(21,149,640)

Tax expense		(28,793)	(107,093)	(484,428)

LOSS FOR THE PERIOD		$(35,131,015)	$(107,983,475)	$(21,634,068)

OTHER COMPREHENSIVE INCOME FOR THE PERIOD
Exchange difference on translation other than for damages provision		—	—	(1,950,396)
Fair market value changes in convertible notes due to changes in own credit risk		1,512,521	(1,009,592)	—

		1,512,521	(1,009,592)	(1,950,396)
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE PERIOD		$(33,618,494)	$(108,993,067)	$(23,584,464)

LOSS PER SHARE
Basic and diluted loss per share	24	$(5.40)	$(76.26)	$(265.37)

Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in U.S. dollars)

	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Equity
Balance at January 1, 2017		$168,712,673	$22,301,437	$(4,693,040)	$(201,783,606)	$(15,462,536)

Issue of share capital on exercise of options	19(b)	1,964,086	(1,729,134)	—	—	234,952
Issue of share capital on exercise of 2017 Warrants	19(b)	1,127,057	—	—	—	1,127,057
Share-based payments	22	—	2,484,543	—	—	2,484,543
Transactions with owners during the year		3,091,143	755,409	—	—	3,846,552
Loss for the year		—	—	—	(21,634,068)	(21,634,068)
Other comprehensive loss for the year		—	—	(1,950,396)	—	(1,950,396)

Balance at December 31, 2017 as restated (Note 23)		$171,803,816	$23,056,846	$(6,643,436)	$(223,417,674)	$(35,200,448)

Issue of share capital on exercise of options	19(b)	88,917	(88,917)	—	—	—
Issue of share capital on exercise of 2017 Warrants	19(b)	113,985,426	—	—	—	113,985,426
Issue of share capital on conversion of 2017 Notes	19(b)	18,582,374	—	—	—	18,582,374
Share-based payments	22	—	3,292,877	—	—	3,292,877

Transactions with owners during the year		132,656,717	3,203,960	—	—	135,860,677
Loss for the year		—	—	—	(107,983,475)	(107,983,475)
Other comprehensive loss for the year		—	—	(1,009,592)	—	(1,009,592)

Balance at December 31, 2018 as restated (Note 23)		$304,460,533	$26,260,806	$(7,653,028)	$(331,401,149)	$(8,332,838)

Issue of share capital on public offering (net of share issuance costs)	19(b)	7,802,417	—	—	—	7,802,417
Issue of share capital on private placement (net of share issuance costs)	19(b)	1,664,662	—	—	—	1,664,662
Issue of share capital on exercise of 2017 Warrants	19(b)	1,437,131	—	—	—	1,437,131
Issue of share capital on conversion of 2017 Notes	19(b)	13,095,938	—	—	—	13,095,938
Issue of Broker Warrants	19(f)	—	315,611	—	—	315,611
Share-based payments	22	—	3,189,808	—	—	3,189,808

Transactions with owners during the year		24,000,148	3,505,419	—	—	27,505,567
Loss for the year		—	—	—	(35,131,015)	(35,131,015)
Other comprehensive loss for the year		—	—	1,512,521	—	1,512,521

Balance at December 31, 2019		$328,460,681	$29,766,225	$(6,140,507)	$(366,532,164)	$(14,445,765)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,
(Expressed in U.S. dollars)

	Notes	2019	2018 As restated Note 23	2017 As restated Note 23
OPERATING ACTIVITIES
Loss for the period		$(35,131,015)	$(107,983,475)	$(21,634,068)
Adjustments for:
Depreciation	22	641,621	384,126	534,545
Share-based payments	22	3,189,808	3,292,877	2,484,543
Damages provision	15	—	—	738,021
Impairment of right-of-use asset	12	75,407	—	—
Accrued employee termination expenses		—	373,171	—
Gain on sale of assets		—	(238,907)	—
Loss on disposal of assets		—	51,106	—
Accretion on collaboration, license and
settlement agreements provision		298,849	4,129,758	—
Unrealized loss/(gain) on derivative liability and convertible notes	17	3,235,591	814,827	(10,732,089)
Realized loss/(gain) on exercise of warrants and convertible notes	19	1,692,628	28,003,594	—
Amortization of deferred loss	17	—	46,894,189	3,351,987
Write-down accounts receivable		64,600	489,449	—
Income tax expense		28,793	107,093	484,428
Interest income and expenses		(56,000)	(183,065)	(355,806)

		(25,959,718)	(23,865,257)	(25,128,439)

Net change in non-cash working capital items:
Accounts receivable		(133,153)	198,331	1,907,768
Inventory		(359,908)	139,814	(174,392)
Research and development supplies		662,201	(59,393)	(1,274,653)
Prepaid expenses and other assets		(167,336)	282,091	(235,366)
Accounts payable and accrued liabilities		3,979,669	504,655	(1,046,664)
Damages provision	15	—	—	(112,519,117)
Payment of amounts due on collaboration,
license and settlement agreements		(2,150,000)	—	—

		1,831,473	1,065,498	(113,342,424)

Income tax and Interest paid and received:
Income tax paid		(28,793)	183,065	(255,118)
Interest received		184,912	(178,054)	112,036

		156,119	5,011	(143,082)

Net cash applied to operating activities		(23,972,126)	(22,794,748)	(138,613,945)

INVESTING ACTIVITES
(Increase)/decrease in restricted cash		(23,138)	38,524	2,520
Increase in cash held in escrow		—	—	70,000,000
Purchase of property, plant and equipment	13	(243,501)	(190,382)	(505,667)
Proceeds from sale of assets		—	865,610	—

Net cash applied to investing activities		(266,639)	713,752	69,496,853

FINANCING ACTIVITIES
Proceeds from exercise of warrants	19(b)	1,200,400	13,816,648	18,750
Proceeds from public offerings	19(b)	8,118,030	—	—
Proceeds from private placement	19(b)	11,483,496	—	—
Proceeds from financing from fees		—	—	65,324,997
Proceeds from exercise of options		—	—	234,952
Payment of lease obligation		(513,137)	—	—

Net cash from financing activities		20,288,789	13,816,648	65,578,699

NET CHANGE IN CASH AND CASH EQUIVALENTS		(3,949,976)	(8,264,348)	(3,538,393)
CASH AND CASH EQUIVALENTS
Beginning of the period		9,242,809	17,507,157	22,954,571
Exchange difference on cash and cash equivalents		—	—	(1,909,021)

End of the period		$5,292,833	$9,242,809	$17,507,157

Represented by:
Cash and cash equivalents	6	$5,292,833	$9,242,809	$17,507,157

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN

  (a)
  Business description

  Neovasc Inc. ("Neovasc" or the "Company") is a company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000 and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

  The consolidated financial statements of the Company as at December 31, 2019 and for the years ended December 31, 2019, 2018 and 2017 comprise the Company and its subsidiaries, all of which are wholly owned. The Company's principal place of business is located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company's registered office is located at Suite 2600 — 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada. The Company's shares are listed on the Toronto Stock Exchange (TSX:NVCN) and the Nasdaq Capital Market (NASDAQ:NVCN).

  Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™ ("Reducer"), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara™ ("Tiara"), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe.

  (b)
  Going concern and uncertainty

  As at December 31, 2019, the Company had approximately $5.29 million in cash and cash equivalents. On January 6, 2020, the Company secured a registered direct offering (the "January 2020 Financing") for aggregate gross proceeds of $10 million before deducting fees and expenses (see Subsequent Event Note 27). If the 2017 Notes are converted prior to the maturity date, the Company expects that its cash on hand as at December 31, 2019 and including the January 2020 Financing is sufficient to sustain operations until approximately August 2020 at the current burn rate. If the 2017 Notes are paid out on the maturity date of May 17, 2020, the Company expects that it will have sufficient cash on hand to sustain operations until June 30, 2020 at the current burn rate. Given the current nature of the Company's capital structure, the Company can give no assurance that it will be able to obtain the additional funds needed, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company's ability to continue as a going concern.

  These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company's ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

  (c)
  Share consolidation (reverse stock split)

  On September 18, 2018, the Company effected a share consolidation (reverse stock split) of its issued and outstanding common shares in the capital of the Company ("Common Shares") on the basis of one post-consolidation Common Share for every one hundred pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidations. The number of 2017 Warrants (as defined below) and aggregate principal amount of 2017 Notes and 2019 Notes (as defined below) were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes and the 2019 Notes will be adjusted proportionally to each share consolidation ratio.

  (d)
  Nasdaq listing

  On January 14, 2019, the Company received written notification (the "Bid Price Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 15, 2019, to regain compliance. The Company received confirmation of compliance in respect of this deficiency on July 17, 2019.

  On August 22, 2019, the Company received written notification (the "Market Value Notification Letter") from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance (see Subsequent Events Note 27).

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN (Continued)

  Nasdaq has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist Common Shares even if the Common Shares meet all enumerated criteria for continued listing on the Nasdaq. The Nasdaq could use this discretionary authority at any time to delist the Common Shares. There can be no assurance that Nasdaq will not exercise such discretionary authority. In addition, there is no assurance that the Company will be able to maintain and/or regain compliance with the Nasdaq Marketplace Rules for continued listing. A delisting from the Nasdaq Capital Market would result in an event of default under the 2017 Notes.

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

  Inventories

  The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices. Reducer research and development supplies are expensed as the supplies are used.

  Allowance for doubtful accounts receivable

  The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9. Actual collectability of customer balances can vary from the Company's estimation.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (Continued)

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

  Accounting for financing and determination of fair value of derivative liabilities

  The determination of the accounting treatment for the financing transactions completed in November 2017 and May 2019 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

  The warrants and convertible notes will be measured at fair value through profit and loss at each year end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2019 are disclosed in Note 17.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

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

  (b)
  Financial Instruments

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

  Financial assets

  The Company classifies its cash and cash equivalents, restricted cash, and accounts receivable at amortized cost. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

  Financial liabilities

  The Company classifies its accounts payable and accrued liabilities as other financial liabilities. These financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

  The Company classifies its convertible notes as a financial liability at fair value through profit and loss. The entire instrument is recognized initially at fair value with any subsequent changes in fair value recognized as an unrealized gain or loss in the statement of loss and comprehensive loss. All related transaction costs are expensed as incurred.

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

  (e)
  Inventory

  Inventory is valued at the lower of cost and net realizable value for finished goods, work in progress and raw materials. Cost is determined on a first-in, first-out basis. Cost of finished goods and work in progress includes direct material and labor costs and an

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  allocation of manufacturing overhead and applicable shipping and handling costs. In determining net realizable value, the Company considers factors such as obsolescence, future demand for inventory and contractual arrangements with customers.

  (f)
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

  (g)
  Impairment of assets

  Financial instruments

  The Company uses the expected credit loss (ECL) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, which is determined based on historical information, external indicators, and forward-looking information through use of a provision matrix.

  For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets.

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

For the years ended December 31, 2019, 2018 and 2017
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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (m)
  Interest income and interest expense

  Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.

  (n)
  Operating lease

  Prior to January 1, 2019, leases where the Company does not assume substantially all the risks and rewards of ownership are classified as operating leases. Payments on operating leases are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

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

  Contributed surplus includes the fair value of vested stock options and share units (see Note 3(q)).

  Deficit includes all current and prior year losses.

  (q)
  Share-based payments

  The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy common shares of the Company to directors, officers, employees and consultants (see Note 19 (c)).

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  For stock options with non-vesting conditions, the grant date fair value of the options is recognized to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

  The Company uses a fair value-based method of accounting for restricted share units ("RSUs") which are assumed to settle on an equity basis. The Company grants restricted share units to the Company's directors, officers, employees and consultants (see Note 19(d)).

  The fair value of the RSUs awarded to employees, directors, officers and service providers is measured at market date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares, based on historic market price volatility, and an expected life of the restricted share units. The cost is recorded over the vesting period of the award to the same expense category of the award's recipients compensation costs and the corresponding entry is recorded in equity.

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
  Adoption of new standards

  Accounting standard issued and effective January 1, 2019

  IFRS 16 — Leases

  IFRS 16 'Leases' replaces IAS 17 'Leases' along with three Interpretations (IFRIC 4 'Determining whether an Arrangement contains a Lease', SIC 15 'Operating Leases-Incentives' and SIC 27 'Evaluating the Substance of Transactions Involving the Legal Form of a Lease'). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

  For contracts in place at the date of initial application, the Company has elected to apply the definition of a lease from IAS 17 and IFRIC 4 and has not applied IFRS 16 to arrangements that were previously not identified as lease under IAS 17 and IFRIC 4.

  The Company has elected to include initial direct costs in the measurement of the right-of-use asset for operating leases in existence at the date of initial application of IFRS 16, being January 1, 2019.

  At this date, the Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

  The Company performed an impairment review on the right-of-use assets at the date of initial application.

  On transition, for leases previously accounted for as operating leases with a remaining lease term of less than 12 months and for leases of low-value assets, the Company has applied the optional exemptions to not recognize right-of-use assets but to account for the lease expense on a straight-line basis over the remaining lease term.

  On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized under IFRS 16 was 10%.

  The Company has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The following is a reconciliation of total operating lease commitments at December 31, 2018 to the lease liabilities recognized at January 1, 2019:

Total operating lease commitments disclosed at December 31, 2018	$1,431,188
Recognition exemptions:
Leases of low value assets	—
Leases with remaining lease term of less than 12 months	—
Variable lease payments not recognized	—

Operating lease liabilities before discounting	1,431,188
Discounted using incremental borrowing rate	(142,082)

Operating lease liabilities	1,289,106
Total lease liabilities recognized under IFRS 16 at January 1, 2019	$1,289,106

  For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as 'a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration'. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

  a.
  the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company

  b.
  the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract

  c.
  the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct 'how and for what purpose' the asset is used throughout the period of use.

  Measurement and recognition of leases as a lessee

  At the lease commencement date, the Company recognizes a right-of-use asset and a lease liability on the statement of financial position.

  The Company depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company also assesses the right-of-use asset for impairment when such indicators exist.

  At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company's incremental borrowing rate.

  Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

  Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments. When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or profit and loss if the right-of-use asset is already reduced to zero.

  The Company has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in profit or loss on a straight-line basis over the lease term.

  On the statement of financial position, right-of-use assets have been included under non-current assets and lease liabilities have been included under current and non-current liabilities.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

  d.
  Most likely amount: single most likely amount in a range of possible outcomes;

  e.
  Expected value: sum of the probability-weighted amounts in a range of possible outcomes.

  The adoption of IFRIC 23 on January 1, 2019 has not had a significant impact on these consolidated financial statements.

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

  The Company's financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2019, 2018 and 2017 there were no changes in the Company's capital management policy.

  The capital of the Company is comprised of:

	2019	2018 As restated Note 23	2017 As restated Note 23
2017 Convertible Notes	$5,400,189	$14,617,336	$20,007,559
2019 Convertible Notes	9,265,480	—	—
Equity	(14,445,765)	(8,332,838)	(35,200,448)

Capital	$(219,904)	$6,284,498	$(15,192,889)

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

  The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019, 2018 and 2017. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

  As at December 31, 2017:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$20,007,559	$20,007,559
Derivative warrant financial liability from financing	$—	$—	$36,829,030	$36,829,030

  As at December 31, 2018:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$14,617,336	$14,617,336
Derivative warrant financial liability from financing	$—	$—	$190,303	$190,303

  As at December 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$5,400,189	$5,400,189
2019 Convertible Notes	$—	$—	$9,265,480	$9,265,480

  The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	December 31, 2019	December 31, 2018	December 31, 2017
Amortized cost
Cash and cash equivalents	6	$5,292,833	$9,242,809	$17,507,157
Accounts receivable	7	715,696	647,143	1,334,923
Restricted cash	11	462,874	439,736	478,260

		$6,471,403	$10,329,688	$19,320,340

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	14	$7,794,456	$4,610,560	$1,844,955
Accrued liabilities (non-current)	14	1,186,601	2,241,979	—
Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	17	$5,400,189	1,423,224	4,261,597
2019 Convertible Notes (current)	17	1,090,561	—	—
Derivative liability from financing (current)		—	—	19,997,345
2017 Convertible Notes (non-current)	17	—	13,194,112	15,745,962
2019 Convertible Notes (non-current)	17	8,174,919	—	—
Derivative warrant liability from financing (non-current)		—	190,303	16,831,685

		$23,646,726	$21,660,178	$58,681,544

  The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

  (b)
  Foreign exchange risk

  A portion of the Company's revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 30% of the revenue for the year ended December 31, 2019 (year ended December 2018 and 2017: 23% and 65%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at December 31, 2019 by approximately $6,288 (as at December 30, 2018 and 2017: $6,000 and $50,000, respectively), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $80,654 and $176,569, respectively, as at December 31, 2019 (as at December 30, 2018 $13,000 and $30,000 and as at December 31 2017: $32,000 and $10,000). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $5,254 and $2,780, respectively, as at December 31, 2019 (as at December 30, 2018 $4,837 and $5,855 and as at December 31 2017: $7,011 and $44,792). The Company does not hedge its foreign exchange risk.

  (c)
  Interest rate risk

  The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2017 Notes that do not accrue interest or 2019 Notes that have fixed interest terms.

  (d)
  Liquidity risk

  As at December 31, 2019, the Company had $5,292,833 in cash and cash equivalents as compared to cash and cash equivalents of $9,242,809 at December 31, 2018. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

  The Company monitors its cash flow on a monthly basis and compares actual performance to the budget for the period. The Company expects that its cash on hand as at December 31, 2019 and including the January 2020 Financing (see Subsequent Note 27) is sufficient to sustain operations until approximately August 2020 at the current burn rate, if the 2017 Notes are converted prior to the maturity date. If the 2017 Notes are paid out on the maturity date of May 17, 2020, the Company expects that it will have sufficient cash on hand to sustain operations until June 30, 2020 at the current burn rate. The Company may obtain additional debt or equity financing in future periods. Further into the future the Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

  Trade payables were aged as follows as at December 31, 2019 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$1,534,577
31-60 days	825,097
Over 60 days	1,633,529

$3,993,203

  The following is an analysis of the contractual maturities of the Company's non-derivative accrued liabilities as at December 31, 2019:

	Within One Year	Between One and Two Years
Collaboration, license and settlement agreements (undiscounted)	$1,250,000	$1,250,000

	$1,250,000	$1,250,000

  (e)
  Credit risk

  Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (Continued)

  monitoring of the debtor's payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

  The maximum exposure, if all of the Company's customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2019 is $597,505 (as at December 31, 2018 and 2017: $637,421 and $1,201,292, respectively). As at December 31, 2019, the Company had $148,814 (as at December 31, 2018 and 2017: $311,642 and $588,282, respectively) of trade accounts receivable that were overdue according to the customers' credit terms. During the year ended December 31, 2019 the Company wrote down $64,600, of accounts receivable owed by customers (year ended December 31, 2018 and 2017: $489,449 and $26,931 respectively).

  The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $5,755,707 as at December 31, 2019 (as at December 31, 2018 and 2017: $9,682,545 and $17,985,417,respectively). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

6.     CASH AND CASH EQUIVALENTS

	December 31, 2019	December 31, 2018	December 31, 2017
Cash held in:
United States dollars	$4,489,501	$8,173,582	$16,989,119
Canadian dollars	525,371	483,730	70,112
Euros	277,961	585,497	447,926

	$5,292,833	$9,242,809	$17,507,157

7.     ACCOUNTS RECEIVABLE

	December 31, 2019	December 31, 2018	December 31, 2017
Trade accounts receivable	$597,505	$637,421	$1,201,292
Other accounts receivable	118,191	9,722	133,631

	$715,696	$647,143	$1,334,923

  All amounts are short-term. The aging analysis of trade receivables is as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Not past due	$472,257	$361,469	$693,010
Past due 0 - 30 days	14,139	18,614	255,348
30 - 60 days	20,000	—	79,600
60 - 90 days	—	54,428	4,334
90 - 120 days	—	—	139,000
Over 120 days	114,676	238,600	10,000
Loss Allowance	(23,567)	(35,690)	(80,000)

	$597,505	$637,421	$1,201,292

  All of the Company's trade and other receivables have been reviewed for impairment. During the year ended December 31, 2019, the Company wrote off $64,600 of accounts receivable (year ended December 31, 2018 and 2017: $489,449 and $26,931 respectively).

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

8.     FINANCE LEASE RECEIVABLE

  The Company entered into a sublease agreement which has been recognized as a finance lease. Finance lease receivables are presented in the statement of financial position as follows:

	December 31, 2019	December 31, 2018	December 31, 2017
Current	$86,764	$—	$—
Non-current	138,690	—	—

	$225,454	$—	$—

  The following is a detailed maturity analysis of the undiscounted finance lease receivables as at December 31, 2019:

Total
Less than 1 year	$105,404
1 - 2 years	105,404
2 - 3 years	43,918
3 - 4 years	—
4 - 5 years	—

Total undiscounted finance lease receivables	$254,726

9.     INVENTORY

	December 31, 2019	December 31, 2018 As restated Note 23	December 31, 2017 As restated Note 23
Raw materials	$500,263	$301,693	$175,487
Work in progress	—	2,435	171,599
Finished goods	118,387	14,007	51,470

	$618,650	$318,135	$398,556

Research and development supplies	$671,845	$1,274,653	$1,274,653

  During the years ended December 31, 2019, 2018 and 2017 the Company did not write down any inventory. During the year ended December 31, 2019, $458,436 of inventory was expensed in cost of goods sold (year ended December 31, 2018 and 2017: $366,258 and $752,810 respectively).

10.   PREPAID EXPENSES AND OTHER ASSETS

	December 31, 2019	December 31, 2018	December 31, 2017
Prepaid expenses	$7,140	$—	$20,041
Prepaid insurance	269,262	190,849	125,043
Deposits on rental agreements	119,660	276,500	308,492
Retainers for professional services	23,000	5,593	324,062
Other prepaid expenses and other assets	210,980	118,294	24,728

	$630,042	$591,236	$802,366

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

11.   RESTRICTED CASH

	December 31, 2019	December 31, 2018	December 31, 2017
Restricted cash	$462,874	$439,736	$478,260

  Restricted cash represents C$600,000 security held by a Canadian Chartered Bank as a guarantee for the Company's same day electronic processing facility and corporate credit card facility.

12.   RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2019, on adoption of IFRS 16	$1,407,704
Impairment of right-of-use asset	(231,773)
Impairment reversal	156,366
Sublease	(274,965)

Balance as at December 31, 2019	$1,057,333

ACCUMULATED DEPRECIATION
Balance at January 1, 2019, on adoption of IFRS 16	—
Depreciation for the period	336,860

Balance as at December 31, 2019	$336,860

NET BOOK VALUE
As at January 1, 2019, on adoption of IFRS 16	$1,407,704

As at December 31, 2019	$720,473

  The Company's right-of-use asset relates to the lease of buildings.

  The Company entered into an agreement for additional office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses.

  The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019.

  The Company entered into an agreement for additional office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

  The Company entered into an agreement for additional office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018.

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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

13.   PROPERTY, PLANT AND EQUIPMENT

	Land	Building	Leasehold improvements	Production & development equipment	Computer hardware	Computer software	Office equipment	Total
COST
Balance at January 1, 2017	$231,901	$407,555	$38,648	$1,388,117	$429,147	$425,142	$284,771	$3,205,281
Additions during the year	—	—	127,181	146,388	77,518	145,424	9,156	505,667
Cumulative translation adjustment	17,592	30,916	4,109	115,223	37,257	41,707	22,158	268,962

Balance at December 31, 2017	$249,493	$438,471	$169,938	$1,649,728	$543,922	$612,273	$316,085	$3,979,910

Additions during the year	—	—	—	149,583	—	40,799	—	190,382
Disposals during the year	(249,493)	(438,471)	—	(310,353)	—	—	—	(998,317)

Balance as at December 31, 2018	$—	$—	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975

Additions during the year	—	—	—	203,169	—	40,332	—	243,501
Disposals during the year	—	—	—	—	—	—	—	—

Balance as at December 31, 2019	$—	$—	$169,938	$1,692,127	$543,922	$693,404	$316,085	$3,415,476

ACCUMULATED DEPRECIATION
Balance at January 1, 2017	$—	$34,900	$26,750	$683,803	$297,199	$397,476	$179,518	$1,619,646
Depreciation for the year	—	15,484	35,702	254,794	64,166	140,652	23,747	534,545
Cumulative translation adjustment	—	3,180	3,964	60,347	24,730	33,889	14,429	140,538

Balance at December 31, 2017	$—	$53,564	$66,416	$998,944	$386,095	$572,017	$217,694	$2,294,729

Depreciation for the year	—	7,698	23,439	211,908	47,348	74,055	19,678	384,126
Disposals during the year	—	(61,262)	—	(259,247)	—	—	—	(320,508)

Balance at December 31, 2018	$—	$—	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347

Depreciation for the year	—	—	18,132	184,429	33,144	40,371	15,744	291,820
Disposals during the year	—	—	—	(2,664)	—	—	—	(2,664)

Balance as at December 31, 2019	$—	$—	$107,987	$1,133,370	$466,587	$686,443	$253,116	$2,647,503

CARRYING AMOUNTS
As at December 31, 2017	$249,493	$384,907	$103,522	$650,784	$157,827	$40,256	$98,391	$1,685,181

As at December 31, 2018	$—	$—	$80,083	$537,353	$110,479	$7,000	$78,713	$813,628

As at December 31, 2019	$—	$—	$61,951	$558,757	$77,335	$6,961	$62,969	$767,973

14.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31, 2019	December 31, 2018	December 31, 2017
Current accounts payable and accrued liabilities
Trade payables	$3,993,203	$898,711	$1,256,795
Accrued liabilities	2,163,886	1,117,673	346,984
Accrued vacation	211,168	142,730	157,198
Accrued employee termination expenses	13,887	373,171	—
Other accounts payable	320,306	190,496	83,978
Collaboration, license and settlement agreements provision	1,092,006	1,887,779	—

Total current accounts payable and accrued liabilities	$7,794,456	$4,610,560	$1,844,955

Non-current accrued liabilities
Non-current collaboration, license and settlement agreements provision	1,186,601	2,241,979	—

	$1,186,601	$2,241,979	$—

Total accounts payable and accrued liabilities	$8,981,057	$6,852,539	$1,844,955

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

14.   ACCOUNTS PAYABLE AND ACCRUED LIABILITIES (Continued)

  Included in accounts payable and accrued liabilities are $893,902 related to settlement charges as part of a collaboration agreement and $1,384,705 related to a settlement provision (see Note 25). This represents the calculated net present value of the amounts set out per the agreement with payments due over the next two years.

15.   DAMAGES PROVISION

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

16.   LEASE LIABILITY

Total
Balance at January 1, 2019, on adoption of IFRS 16	$1,289,106
Interest expense	128,911
Lease payments	(513,138)

$904,879

Lease Liability, current	$436,352
Lease Liability, non-current	$468,527
The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$526,839
In more than one year, but not more than five years	534,668

$1,061,507

17.   DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

  (a)
  Derivative Warrant Liability from Financing

  On November 17, 2017, Neovasc completed an underwritten public offering (the "2017 Public Transaction") of 6,609,588 Series A units (the "Series A Units") and 19,066,780 Series B units (the "Series B Units") of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

  Each Series A Unit was comprised of:

  (i)    0.001 Common Share

  (ii)    one Series A Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series A Warrant Share for a period of five years following issuance (each, a "Series A Warrant"),

  (iii)    one Series B Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series B Warrant Share for a period of two years following issuance (each, a "Series B Warrant"); and

  (iv)    0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a "Series C Unit") comprised of 0.001 Common Shares, one Series A Warrant and one Series B Warrant.

  Each Series B Unit was comprised of:

  (i)    either 0.001 Common Shares or one Series D Common Share purchase warrant of the Company exercisable for 0.001 Common Shares (each, a "Series D Warrant") at an exercise price of $1,460 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.001 per Series D Warrant Share for a period of five years following issuance,

  (ii)    one Series A Warrant,

  (iii)    one Series B Warrant,

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

17.   DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (Continued)

  (iv)    0.40 Series C Warrant, and

  (v)    1.1765 Series F Common Share purchase warrant of the Company with each warrant exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series F Warrant Share for a period of two years following issuance (each, a "Series F Warrant").

  15,493 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573 Common Shares were issued from treasury. All the warrants (collectively, the "2017 Warrants") issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32 — Financial instruments; presentation. Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss ("FVTPL"). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

  The total fair value of the warrants issued in connection with the Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives were not determined using a valuation that only used data from observable markets, the loss on initial recognition has been recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

  (b)
  2017 Convertible Notes

  On November 17, 2017, the Company also completed a brokered private placement (the "2017 Private Placement" and together with the Public Transaction the "2017 Financings") for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the "2017 Notes") and Series E warrants (the "Series E Warrants") to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

  The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The 2017 Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction. On September 12, 2018, the Company and the holders of 2017 Notes amended certain terms of the 2017 Notes, including a one-year extension of the maturity date of the 2017 Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the 2017 Notes would automatically be increased to 15% per annum. Interest on the 2017 Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

  The conversion option contained within the 2017 Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the 2017 Notes from being recognized within equity. The 2017 Notes contain a future-priced conversion mechanism that allows the holder of a 2017 Notes to replace the conversion price then in effect with a price (the "Alternate Conversion Price") that is 85% of the lowest volume weighted average price ("VWAP") of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. The 2017 Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

  Accordingly, the Company has elected to measure the 2017 Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL. The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at December 31, 2019 the loss on initial recognition has been fully amortized.

  (c)
  2019 Convertible Notes

  On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes ("2019 Notes") with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

17.   DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (Continued)

  The 2019 Notes has the following key terms:

  •
  For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.

  •
  After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.

  •
  The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for common shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.

  •
  The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.

  •
  The 2019 Notes are convertible into common shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding common shares of the Company as a result of the conversion). The conversion price fluctuates from $7.50 per common share (prior to the 2nd anniversary of issuance) to $8.50 between the 2nd and 3rd anniversaries of issuance to $9.70 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

  Accordingly, the 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

  (d)
  Warrants and Convertible Notes Model

  The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

  The 2017 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

  Key assumptions used in the model at December 31, 2019, 2018 and 2017 are summarized below:

Valuation Date	December 31, 2019	December 31, 2018	December 31, 2017
Price of Common Shares	$5.41	$6.03	$600.00
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	129.54%	141.96%	121.70%
Historical volatility of index	11.65%	15.37%	14.43%
Volatility input	70.59%	78.67%	68.07%
Risk-free rate	1.79%	2.52%	2.20%
Credit spread	23.00%	24.51%	34.24%

  The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

  Key assumptions used in the model at initial recognition and at December 31, 2019 are summarized below:

Valuation Date	December 31, 2019	May 16, 2019
Price of Common Shares	$5.41	$49.46
Dividend Yield	0%	0%
Historical volatility of Common Shares	124.77%	142.38%
Historical volatility of index	13.76%	15.66%
Volatility input	69.26%	79.02%
Risk-free rate	1.65%	2.13%
Credit spread	27.15%	19.64%

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

17.   DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (Continued)

  The carrying amounts for the derivative warrant liability from financing are as follows:

	Series A Units	Series B Units	Series E Warrants	Total
Fair value, November 17, 2017	$13,139,650	$67,810,835	$8,519,788	$89,470,273
Add: Deferred loss	(7,054,787)	(36,408,201)	(1,669,271)	(45,132,259)
Amortization of deferred loss	390,379	2,067,557	41,732	2,499,668
Less:
Fair value adjustment on exercised warrants	—	(511,122)	—	(511,122)
Exercise of Series D Warrants	—	(1,108,306)	—	(1,108,306)
Fair value adjustment, December 31, 2017	(1,542,457)	(2,911,914)	(3,934,853)	(8,389,224)

Balance, Derivative financial liability December 31, 2017	$4,932,785	$28,938,849	$2,957,396	$36,829,030

Add:
Amortization of deferred loss	6,664,408	34,340,644	1,627,539	42,632,591
Less:
Exercise of 1,698,841 Series D Warrants	—	(1,004,185)	—	(1,004,185)
Exercise of 11,170,788 Series B Warrants	(303,919)	(6,250,110)	—	(6,554,029)
Exercise of 21,041,660 Series F Warrants	—	(26,552,270)	—	(26,552,270)
Exercise of 14,505,580 Series B Warrants	(11,614,224)	(14,820,745)	—	(26,434,969)
Exercise of 8,951,780 Series C Warrants	(833,987)	(3,371,375)	—	(4,205,362)
Exercise of 1,389,846 Series F Warrants	—	(2,532,855)	—	(2,532,855)
Exercise of 500,000 Series C Warrants	—	(253,887)		(253,887)
Fair value adjustment, December 31, 2018	1,190,630	(8,411,543)	(4,512,848)	(11,733,761)

Balance, Derivative financial liability December 31, 2018	$35,693	$82,523	$72,087	$190,303

Less:
Exercise of 822,192 Series C Warrants	(5,638)	—	—	(5,638)
Fair value adjustment, March 31, 2019	(5,575)	(5,253)	(6,677)	(17,505)
Cancellation of 35,950,340 Series A Warrants	(24,480)	(77,270)	—	(101,750)
Cancellation of 22,431,506 Series E Warrants	—	—	(65,410)	(65,410)

Balance, derivative warrant liability from financing December 31, 2019	$—	$—	$—	$—

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

17.   DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE (Continued)

  The carrying amounts for the 2017 Notes and 2019 Notes are as follows:

2017 Convertible Notes
Fair value, November 17, 2017	$26,100,900
Add: Deferred loss	(5,113,917)
Amortization of deferred loss	852,319
Fair value adjustment, December 31, 2017	(1,831,743)

Balance, convertible notes December 31, 2017	$20,007,559

Add:
Amortization of deferred loss	4,261,598
Less:
Exercise of 5,567,500 convertible notes	(5,146,924)
Exercise of 1,772,500 convertible notes	(1,536,596)
Exercise of 10,300,000 convertible notes	(13,872,312)
Fair value adjustment, December 31, 2018	10,904,011

Balance, convertible notes December 31, 2018	$14,617,336

Less:
Exercise of 4,285,000 convertible notes	(4,188,713)
Fair value adjustment, March 31, 2019	825,047

Balance, convertible notes March 31, 2019	$11,253,670

Less:
Exercise of 3,536,000 convertible notes	(4,323,427)
Fair value adjustment, June 30, 2019	2,033,280

Balance, convertible notes June 30, 2019	$8,963,523

Less:
Exercise of 415,000 convertible notes	(497,430)
Fair value adjustment, September 30, 2019	(393,119)

Balance, convertible notes September 30, 2019	$8,072,974

Less:
Exercise of 2,961,000 convertible notes	(4,086,368)
Fair value adjustment, December 31, 2019	1,413,583

Balance, convertible notes December 31, 2019	$5,400,189

2017 Convertible Notes, current	$5,400,189
2017 Convertible Notes, non-current	$—

2019 Convertible Notes
Fair value, May 16, 2019	$9,775,000
Fair value adjustment, June 30, 2019	$(732,631)

Balance, convertible notes June 30, 2019	$9,042,369

Less:
Fair value adjustment, September 30, 2019	13,319

Balance, convertible notes September 30, 2019	$9,055,688

Less:
Fair value adjustment, December 31, 2019	209,792

Balance, convertible notes December 31, 2019	$9,265,480

2019 Convertible Notes, current	$1,090,561
2019 Convertible Notes, non-current	$8,174,919

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

18.   INCOME TAXES

  The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended December 31,
	2019	2018 As restated Note 23	2017 As restated Note 23
Loss before income taxes	$(35,102,222)	$(107,876,382)	$(21,149,640)
Statutory tax rate	27.00%	27.00%	26.00%
Recovery of income taxes based on the combined Canadian
federal and provincial statutory rates	(9,477,600)	(29,126,623)	(5,498,906)
Share-based remuneration	861,248	1,073,142	650,335
Effect of rate change	—	—	(2,344,122)
Effect of historical adjustments	—	(16,036)	(331,410)
Foreign exchange adjustment	—	—	(28,668)
Other permanent differences	190,096	20,930,238	(1,798,205)
Unrecognized deferred tax benefits	8,464,437	7,183,316	9,670,642
Difference in tax rates between foreign jurisdictions and Canada	(9,389)	63,056	164,762

Income tax expense	$28,793	$107,093	$484,428

  The components of income tax expense are shown in the following table:

	For the years ended December 31,
	2019	2018	2017
Current tax	$28,793	$107,093	$484,428
Deferred tax	—	—	—

Income tax expense	$28,793	$107,093	$484,428

  The Company has recorded no deferred tax assets in the consolidated statement of financial position. The unrecognized deferred tax assets include tax losses, research and development pools and differences between the carrying amount and the tax basis of the following items:

	For the years ended December 31,
Deferred tax assets	2019	2018	2017
Investment tax credits	$1,951,937	$2,525,545	$3,108,576
Capital assets	118,033	182,385	500,445
Share issue expenses	1,094,158	1,198,653	1,774,820
Non-capital loss carry forwards	73,415,224	65,556,024	56,627,473
Foreign exchange	—	5,453	5,500
Research and development expenditures	—	—	265,260
Deferred compensation	32,342	22,232	31,387

	$76,611,694	$69,490,292	$62,313,461

Tax attributes not Recognized	$(76,611,694)	$(69,490,292)	$(62,313,461)

  The Company has loss carry forward balances for income tax purposes of approximately $265,133,097 that are available to reduce taxable income in Canada in the future periods, if any, expiring at various times through to the year 2039. The Company also has investment tax credits of approximately $2,416,825 available to reduce income taxes in the future periods, expiring at various times through to the year 2039.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

19.   SHARE CAPITAL

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

  Unlimited number of Preferred Shares without par value. We may issue our Preferred Shares from time to time in one or more series. The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

  (b)
  Issued and outstanding

  All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis and the June 25, 2019 reverse stock split on a 1 for 10 basis.

	Common Shares
			Contributed Surplus
	Number	Amount
Balance, January 1, 2017	78,683	$168,712,673	$22,301,437
Common Shares issued from Series A Units and Series B Units (i)	22,102	—	—
Common Shares issued from exercise of Series D Warrants (ii)	1,875	1,127,057	—
Common Shares issued for cash on exercise of options	256	1,964,086	(1,729,134)
Share-based payments	—	—	2,484,543

Balance, December 31, 2017	102,916	$171,803,816	$23,056,846

Common Shares issued from exercise of Series B Warrants (iii)	1,315,281	54,119,300	—
Common Shares issued from exercise of Series C Warrants (iv)	9,452	15,854,206	—
Common Shares issued from exercise of Series D Warrants (v)	1,699	1,021,183	—
Common Shares issued from exercise of Series F Warrants (vi)	295,740	42,990,737	—
Common Shares issued from exercise of 2017 Notes (vii)	1,076,583	18,582,374	—
Common Shares issued for cash on exercise of options	49	88,917	(88,917)
Share-based payments	—	—	3,292,877

Balance, December 31, 2018	2,801,720	$304,460,533	$26,260,806

Common Shares issued from public offerings (viii)	2,222,222	7,802,417	315,611
Common Shares issued from private placement (ix)	334,951	1,664,662	—
Common Shares issued from exercise Series B Warrants (x)	223,304	16,931	—
Common Shares issued from exercise of Series C Warrants (xi)	822	1,186,027	—
Common Shares issued from exercise of 2017 Notes (xii)	3,074,136	13,095,938	—
Common Shares issued from exchange of Series A and Series E Warrants (xiii)	49,624	234,173	—
Share-based payments	—	—	3,189,808

Balance, December 31, 2019	8,706,779	$328,460,681	$29,766,225

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

  (ii)
  During the year ended December 31, 2017, 1,874,989 of the Series D Warrants that were issued as part of the Series B Units were exercised for cash proceeds of $18,750. In addition, the fair value of the related derivative liability of $1,108,307 (see Note 17) was recognized within equity upon exercise.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

19.   SHARE CAPITAL (Continued)

  (iii)
  During the year ended December 31, 2018, 1,315,281 Common Shares were issued on the exercise of 35,128,148 Series B Warrants. The related derivative liability of $32,988,998 (see Note 17) was derecognized at the dates of exercise.

  (iv)
  During the year ended December 31, 2018, of the 10,273,972 Series C Warrants initially granted, 9,451,780 were exercised for 9,452 Common Shares, 9,451,780 Series A Warrants and 9,451,780 Series B Warrants and cash proceeds of $13,799,659. The related derivative financial liability of $4,459,249 (see Note 17) was derecognized at the dates of exercise.

  (v)
  During the year ended December 31, 2018, 1,699 Common Shares were issued for the exercise of 1,698,841 of the Series D Warrants that were issued as part of the Series B Units for cash proceeds of $16,988. The related derivative financial liability of $1,004,195 was derecognized (see Note 17) at the date of exercise.

  (vi)
  During the year ended December 31, 2018, 295,740 Common Shares were issued on the exercise of the 22,431,506 Series F Warrants. The related derivative financial liability of $29,085,125 (see Note 17) was derecognized at the dates of exercise.

  (vii)
  During the year ended December 31, 2018, 1,076,583 Common Shares were issued on the conversion of $17,640,000 of aggregate principal amount of 2017 Notes. The $20,555,832 aggregate principal amount of 2017 Notes (see Note 17) was derecognized at the date of exercise.

  (viii)
  During the year ended December 31, 2019, 2,222,222 Common Shares were issued for gross proceeds of $10,000,000 less $1,270,000 in underwriting commission, a $315,611 fair value charge for 144,444 Broker Warrants issued (see Note 17(d)) and $611,972 in other share issuance costs.

  (ix)
  On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for net proceeds of $1,664,662.

  (x)
  During the year ended December 31, 2019, 223,304 Common Shares were issued on the exercise of 822,192 Series B Warrants. The related derivative liability of $16,931(see Note 17) was derecognized at the dates of exercise.

  (xi)
  During the year ended December 31, 2019, the remaining 822,192 Series C Warrants were exercised for 822 Common Shares, 822,192 Series A Warrants and 822,192 Series B Warrants and net cash proceeds of $1,186,027. The related derivative financial liability of $5,638 (see Note 17) was derecognized at the dates of exercise.

  (xii)
  During the year ended December 31, 2019, 3,074,136 Common Shares were issued on the conversion of $11,197,000 of aggregate principal amount of 2017 Notes. The $13,095,938 aggregate principal amount of 2017 Notes (see Note 17) was derecognized at the date of exercise.

  (xiii)
  During the year ended December 31, 2019, the Company entered into exchange agreements with the holders of the remaining Series A Warrants and Series E Warrants to issue 49,624 Common shares for the surrender and cancellation of all 35,950,340 Series A Warrants and all 22,431,506 Series E Warrants outstanding on the basis of 0.00085 of a Common Share for each Warrant.
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

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

19.   SHARE CAPITAL (Continued)

  have a maximum life of ten years from the date of grant. The following table summarizes stock option activity for the respective years as follows:

	Number of options	Weighted average exercise price	Average remaining contractual life (years)
Options outstanding, January 1, 2017	7,865	$2,908.60	1.77
Granted	1,844	1,508.10
Exercised	(2,174)	823.60
Forfeited	(1,828)	1,830.60

Options outstanding, December 31, 2017	5,707	$3,849.00	2.28
Options exercisable, December 31, 2017	4,513	$3,976.60	1.94

Granted	366,053	30.31
Exercised	(49)	7.33
Forfeited	(1,178)	1,712.35
Expired	(807)	1,813.70

Options outstanding, December 31, 2018	369,726	$76.78	7.88
Options exercisable, December 31, 2018	146,263	$127.04	7.62

Granted	697,150	4.27
Exercised	—	—
Forfeited	(13,344)	58.64
Expired	(1,867)	4,997.06

Options outstanding, December 31, 2019	1,051,665	$20.63	7.09
Options exercisable, December 31, 2019	398,596	$35.69	6.97

  The following table lists the options outstanding as at December 31, 2019 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$4.10	561,050	7.23	140,450	7.23
$5.00	130,950	7.41	32,738	7.41
$8.80	88,800	6.92	59,242	6.92
$27.20	263,250	6.75	162,268	6.75
$27.30 - $9,276.86	7,615	4.71	3,898	3.69

	1,051,665		398,596

  The following table lists the options outstanding as at December 31, 2018 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$8.80	89,900	7.92	29,976	7.92
$27.20	270,000	7.75	112,566	7.75
$60.00	1,055	7.25	—	—
$60.01 - $8,917.93	8,771	4.39	3,721	1.48

	369,726		146,263

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

19.   SHARE CAPITAL (Continued)

  The following table lists the options outstanding at December 31, 2017 by exercise price:

Exercise price	Options outstanding	Weighted average remaining term (yrs)	Options exercisable	Weighted average remaining term (yrs)
$1,850.00 - $12,160.00	5,707	2.24	4,513	2.07

	5,707		4,513

  During the year ended December 31, 2019, the Company recorded $3,189,808, as compensation expense for share-based compensation awarded to eligible optionees (years ended December 31, 2018 and 2017: $3,292,877 and $2,484,543, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2019	2018	2017
Weighted average fair value	$3.60	$16.40	$14.90
Weighted average exercise price	$4.30	$30.30	$1,900
Weighted average share price at grant	$4.30	$30.30	$1,900
Dividend yield	nil	nil	nil
Volatility	141%	72%	110%
Risk-free interest rate	1.51%	2.24%	1.12%
Expected life	4 years	4 years	5 years
Forfeiture rate	7.00%	7.00%	6.00%
  (d)
  Restricted share units

  On December 2, 2019, the Company adopted a Restricted Share Unit ("RSU") Plan which provides for RSUs to be awarded to directors, officers, employees and service providers. The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company are set to approve the amended RSU Plan at the next annual meeting of the shareholders, which falls within 12 months of the effective date of the RSU Plan.

  The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company's share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant. Expense recognized for the year ended December 31, 2019 was $22,848. As of December 31, 2019, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $432,961, which will be amortized over the remaining vesting periods.

  RSU transactions are summarized as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value Per Share
Outstanding, December 31, 2018	—	—
Granted	152,956	$2.98
Vested	—	—

Outstanding, December 31, 2019	152,956	$2.98

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

19.   SHARE CAPITAL (Continued)

  (e)
  Warrants

  The following table lists the number of warrants issued on November 17, 2017 as well as the number issued, exercised, and exchanged since then and the remaining warrants outstanding at December 31, 2019.

Warrants	As at November 17, 2017	Issued	Exercised	Exchanged	As at December 31, 2019
Series A	25,676,368	10,273,972	—	(35,950,340)	—
Series B	25,676,368	10,273,972	(35,950,340)	—	—
Series C	10,273,972	—	(10,273,972)	—	—
Series D	3,573,830	—	(3,573,830)	—	—
Series E	22,431,506	—	—	(22,431,506)	—
Series F	22,431,506	—	(22,431,506)	—	—

  On September 18, 2018, the Company effected a share consolidation (reverse stock split in the ratio of 1 for 100 Common Shares outstanding) of the Common Shares on the basis of one post-consolidation Common Shares for every 100 pre-consolidation Common Shares. On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. The number of 2017 Warrants and aggregate principal amount of 2017 Notes were not affected by the consolidations, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes was adjusted proportionally to the share consolidation ratios.

  The September 2018 share consolidation adjusted the notional exercise price of the Series A Warrants, Series B Warrants and Series E Warrants. There were no Series D Warrants and Series F Warrants outstanding at the date of the September 2018 share consolidation. There were no 2017 Warrants outstanding at the time of the June 2019 share consolidation.

  On March 12, 2019, the Company entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of 49,624 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.085 of a Common Share for each Series A Warrant or Series E Warrant (the "Exchange"). Following completion of the Exchange, there are no longer any warrants outstanding from the 2017 Financings. Under IFRIC 19, the surrender and cancellation of Series A warrants and Series E warrants created a loss on extinguishment of $39,367 and $24,565, respectively.

  (f)
  Broker Warrants

  In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 144,444 broker warrants ("Broker Warrants") as part of the underwriter's commission. The Company uses the Black-Scholes pricing model to calculate the fair value of the Broker Warrants. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value for the February 28, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.51%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 81%; and e) no expected dividend payments. The fair value for the March 15, 2019 $5 million public offering and 72,222 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of 3 years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 82%; and e) no expected dividend payments. The Black-Scholes model was used to compute broker warrant fair values because it is the most commonly used pricing model and is considered to produce a reasonable estimate of fair value.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

20.   SEGMENT INFORMATION

  The Company's operations are in one business segment: the development, manufacturing and marketing of medical devices. Each of the Company's product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company's long-lived assets are located in Canada. The Company carries on business in Canada, the United States and Europe. The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2019	2018	2017
REVENUE
Europe	$1,863,032	$1,600,633	$466,471
Rest of the World	229,000	148,500	4,393,303
United States	—	—	529,240

	$2,092,032	$1,749,133	$5,389,014

  Sales to the Company's three largest customers accounted for approximately 12%, 9%, and 8% of the Company's sales for the twelve months ended December 31, 2019. Sales to the Company's three largest customers accounted for approximately 28%, 9%, and 9% of the Company's sales for the twelve months ended December 31, 2018. Sales to the Company's three largest customers accounted for approximately 57%, 9%, and 6% of the Company's sales for the twelve months ended December 31, 2017.

21.   EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2019	2018	2017
Salaries and wages	$9,583,936	$8,477,335	$9,244,473
Pension plan and employment insurance	458,276	418,303	509,966
Contribution to defined contribution pension plan	182,449	170,358	194,123
Health benefits	651,269	476,217	613,918

Cash-based employee expenses	10,875,930	9,542,213	10,562,480

Employee termination expenses	26,050	761,354	—

Share-based payments	3,189,808	3,292,877	2,484,543

Total employee expenses	$14,091,788	$13,596,444	$13,047,023

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

22.   DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

	For the years ended December 31,
	2019	2018 As restated Note 23	2017 As restated Note 23
EXPENSES
Selling expenses
Share-based payment	$188,930	$170,416	$98,379
Cash-based employee expenses	526,769	352,837	202,261
Other expenses	930,286	829,912	585,586

	$1,645,985	$1,353,165	$886,226

General and administrative expenses
Depreciation	182,202	60,206	93,196
Share-based payments	1,748,660	2,147,832	1,080,627
Cash-based employee expenses	2,725,814	2,498,005	2,792,897
Litigation expenses	81,171	540,125	2,410,350
Employee termination expenses	26,050	761,354	—
Accretion on collaboration, license and settlement agreements provision	693,047	5,129,758	—
Expenses related to the 2017 Financings	—	—	5,447,182
Other expenses	4,556,788	5,301,656	3,860,531

	$10,013,732	$16,438,936	$15,684,783

Product development and clinical trials expenses
Depreciation	459,419	323,920	382,234
Share-based payments	1,252,218	974,629	1,305,535
Cash-based employee expenses	7,623,347	6,691,371	7,609,387
Other expenses	10,685,975	8,011,544	6,917,283

	20,020,959	16,001,464	16,214,439

TOTAL EXPENSES	$31,680,676	$33,793,565	$32,785,448

Depreciation per Statements of Cash Flows	$641,621	$384,126	$534,545

Share-based payments per Statements of Cash Flows	$3,189,808	$3,292,877	$2,484,543

Cash-based employee expenses (see Note 21)	$10,875,930	$9,542,213	$10,562,480

23.   RESTATEMENT

  During the years ended December 31, 2018 and 2017, the Company identified certain accounting differences requiring restatement of previously issued consolidated financial statements. The accounting differences are related to Reducer units purchased for research and development during the year ended December 31, 2017 and recognized as product development and clinical trials expenses during that period. Not all of the units were used for product development and clinical trials and during the year ended December 31, 2019, as Reducer revenue increased, the Company used certain of those units in commercial activities. In order to correctly state the cost of goods sold for the year ended December 31, 2019 and the correct period expense for the years ended December 31, 2019, 2018 and 2017 the Company has restated the years ended December 31, 2018 and 2017 to include those Reducer units as research and development supplies assets with potential future economic value at the end of each of those periods.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

23.   RESTATEMENT (Continued)

  The impact to the 2018 and 2017 consolidated financial statements is as follows:

Consolidated Statements of Financial Position	2018 As restated	2018 As previously reported	2017 As restated	2017 As previously reported
Inventory	$318,135	$258,742	$398,556	$398,556
Research and development supplies	1,274,653	—	1,274,653	—
Deficit	(331,401,149)	(332,735,195)	(223,417,674)	(224,692,327)

Consolidated Statements of Loss and Comprehensive Loss
Product development and clinical trials	$16,001,464	$16,060,857	$16,214,439	$17,489,092
Operating loss	(32,410,690)	(32,470,083)	(30,874,255)	(32,148,908)
Loss for the year	(107,983,475)	(108,042,868)	(21,634,068)	(22,908,721)
Loss per share	$(76.26)	$(76.30)	$(265.37)	$(281.94)

Consolidated Statements of Cash Flows
Loss for the year	$(107,983,475)	$(108,042,868)	$(21,634,068)	$(22,908,721)
Net change in non-cash working capital items	(59,393)	—	(1,274,653)	—

24.   LOSS PER SHARE

  Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the year ended December 31, 2019 amounts to 6,511,672 (years ended December 31, 2018 and 2017: 1,416,011 and 81,524 shares, respectively).

	For the years ended December 31,
	2019	2018 As restated Note 23	2017 As restated Note 23
Weighted average number of Common Shares	6,511,672	1,416,011	81,524
Loss for the period	$(35,131,015)	$(107,983,475)	$(21,634,068)

Basic and diluted loss per share	$(5.40)	$(76.26)	$(265.37)

  Instruments that could potentially have a dilutive effect on the Company's weighted average shares outstanding include all or a portion of outstanding convertible notes, restricted share units, stock options, and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

25.   RELATED PARTY TRANSACTIONS

  The Company's key management personnel include members of the board of directors, executive officers and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2019	2018	2017
Short-term employee benefits
Employee salaries and bonuses	$2,235,926	$2,112,605	$1,326,702
Directors fees	245,000	270,000	267,785
Social security and medical care costs	77,284	63,529	32,912

	2,558,210	2,446,134	1,627,399
Post-employment benefits
Contributions to defined contribution pension plan	32,435	34,162	15,928
Employee termination expense	—	296,592	—
Share-based payments	1,555,857	2,270,023	1,055,719

Total key management remuneration	$4,146,502	$5,046,911	$2,699,046

26.   CONTINGENT LIABILITIES AND PROVISIONS

  Litigation

  Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

  Claims by CardiAQ in Germany

  On June 23, 2014, Edwards Lifesciences CardiAQ LLC ("CardiAQ") filed a complaint against Neovasc in Munich, Germany (the "German Court") requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court's decision with the Appeals Court of Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. There are no monetary awards associated with these matters and no damages award was recognized.

  Claims by CardiAQ in the United States

  On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the "Court"), asserting two claims for correction of patent inventorship as to Neovasc's U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc's U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

  Other Matters

  By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the "Action"), Neovasc Inc. and Neovasc Tiara Inc. (the "Neovasc Defendants") were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc.

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

26.   CONTINGENT LIABILITIES AND PROVISIONS (Continued)

  and Edwards Lifesciences (Canada) Inc. (collectively the "Edwards Plaintiffs") against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the "BSC/Livanova Defendants"). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs' patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs' claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.

  On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, "UPenn"), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement's execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

  When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $893,902 as at December 31, 2019 representing the discounted value of future payments anticipated under the settlement agreement with UPenn. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

  On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, "Endovalve") filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys' fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement's execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

  When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized and contingent liability disclosure is required. The Company has accrued $1,384,705 as at December 31, 2019 representing the discounted value of future payments anticipated under the settlement agreement with Endovalve. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

27.   SUBSEQUENT EVENTS

  On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 series A units ("Series A Units") and 1,241,490 series B units ("Series B Units") at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately US$10 million, before deducting placement agent's fees and estimated expenses of the Offering payable by the Company. Each Series A Unit consists of one common share of the Company and one warrant (a "Warrant") to purchase one common share. Each Warrant entitles the holder to acquire one common share of the Company at a price of US$4.1351 at any time prior to the date which is four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant of the Company (each, a "Pre-Funded Warrant") and one Warrant. Each Pre-Funded Warrant entitles the holder to acquire one common share of the Company at a price of US$0.0001 at any time until the exercise in full of each Pre-Funded Warrant. As part of the underwriter's compensation in the January 2020 Financing, the Company issued the underwriter warrants to purchase in aggregate up to a 157,721 Common Shares, exercisable at a price per Common Share equal to $5.1689 for a period of three years following issuance.

  On February 11, 2020, the Company announced the retainment of independent expert Joshua Mitts, a professor at Columbia University specializing in securities trading and capital markets, to investigate recent past unusual trading activity in the Company's Common

NEOVASC INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2019, 2018 and 2017
(Expressed in U.S. dollars)

27.   SUBSEQUENT EVENTS (Continued)

  Shares. Professor Mitts will examine trading history related to the unusual volume and downward pressure on the price of the Common Shares of the Company after positive news releases, and the unusual volume and downward pressure on the price of the Common Shares of the Company after the Company announced an update on its compliance with the Nasdaq's minimum value of listed securities rule. The findings of the commissioned report may be provided to appropriate authorities, including the Nasdaq.

  On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the "Staff") of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Staff had determined to delist the Company's common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 24, 2020, the Company requested such a hearing and the date of the hearing has been set by the Nasdaq for April 2, 2020. This request for a hearing will stay any further action by the Staff and the Company's securities will continue to be eligible to trade on Nasdaq at least pending the ultimate conclusion of the hearing process. A delisting from the Nasdaq Capital Market would result in an event of default under the 2017 Notes.

  Since December 31, 2019, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. These restrictive measures along with market uncertainty have resulted in difficulties distributing, marketing and selling Reducer in our European markets and has decreased the demand for, and revenue from, Reducer. These restrictive measures may also impact our ability to enroll in our clinical trials or continue further product development of the Tiara. In addition, the recent outbreak of COVID-19 has had a negative impact on capital markets, which may adversely affect our ability to raise capital. The recent decrease in our share price may make raising additional capital more dilutive to our shareholders and may make it harder to remain listed on the Nasdaq. We have not been informed by the FDA in the United States that our application to gain market approval has been delayed.

  The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended December 31, 2019 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

28.   AUTHORIZATION OF FINANCIAL STATEMENTS

  The consolidated financial statements for the year ended December 31, 2019 (including comparatives) were approved by the audit committee on behalf of the board of directors on March 24, 2020.

(signed) Chris Clark Chris Clark, Chief Financial Officer
(signed) Paul Geyer Paul Geyer, Director