Form 40-F
period 2020-12-31
NEOVASC INC
filed 2021-03-11
CIK 1399708

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020	Commission File Number: 001-36458

Neovasc Inc.

(Exact name of Registrant as specified in its charter)
Canada	3841	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Suite 5138 – 13562 Maycrest Way
Richmond, British Columbia, Canada V6V 2J7
(604) 270-4344
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System
111 Eighth Avenue
New York, NY 10011
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Shares, No Par Value	NVCN	Nasdaq Capital Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this Form:
☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the Registrant’s classes of capital or common stock as of the close of the period covered by this annual report:
The registrant had 28,928,916 Common Shares issued and outstanding as of December 31, 2020.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒      No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒      No ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company.   ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.☐
†   The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☐

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Report on Form 40-F and the exhibits attached hereto (this “Annual Report”) are forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and forward-looking information within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements are subject to risks, uncertainties and contingencies that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” in the Annual Information Form for the year ended December 31, 2020 (“AIF”) of Neovasc Inc. (“Neovasc,” “we,” “our” or the “Company”), attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and in other filings that the Company has made and may make with applicable securities authorities in the future. Please also see the section titled “Forward-Looking Information” in each of our AIF and Management’s Discussion & Analysis for the year ended December 31, 2020 (“MD&A”), attached as Exhibits 99.1 and 99.2, respectively, to this Annual Report, in each case incorporated by reference herein, for a discussion of forward-looking statements. Except as required by applicable law, the Company does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events, or otherwise.
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and which are not comparable to financial statements of United States companies.
CURRENCY
Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
A.   Evaluation of disclosure controls and procedures.   Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Securities and Exchange Commission (the “Commission” or the “SEC”) under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and its Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.
At the end of the period covered by this report, an evaluation was carried out under the supervision of and with the participation of the Company’s management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company’s CEO and CFO have concluded that, as of December 31, 2020, the Company’s disclosure controls and procedures were effective and there was no material weakness. See the section titled “Disclosure Controls and Procedures” in the MD&A, attached as Exhibit 99.2 to this Annual Report and incorporated by reference herein.
B.   Management’s report on internal control over financial reporting.   The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Rules 13a-15(f) and 15d-15(f) under the Exchange Act define “internal control over financial reporting” as a process designed by, or under the supervision of, the registrant’s principal executive and principal financial officers and effected by the registrant’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant’s assets that could have a material effect on the financial statements.
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
The CEO and CFO, in cooperation with the other members of senior management and directors, are responsible for the Company’s design of internal control over financial reporting in order to provide reasonable assurance that the Company’s financial reporting is reliable and that financial statements prepared for external purposes are in accordance with IFRS.
Management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2020. This assessment included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this assessment. Based on this assessment, the Company’s management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020. See the section titled “Internal Control Over Financial Reporting” in the MD&A, attached as Exhibit 99.2 to this Annual Report and incorporated by reference herein.
C.   Attestation report of the registered public accounting firm.   This Annual Report does not include an attestation report of the Company’s registered public accounting firm as this requirement is not applicable for non-accelerated filers pursuant to Section 404(b) of the Sarbanes-Oxley Act.
D.   Changes in internal control over financial reporting.   During the period covered by this Annual Report, the Company made certain changes to its internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. See the section titled “ Internal Control Over Financial Reporting” in the MD&A, attached as Exhibit 99.2 to this Annual Report and incorporated by reference herein.
The Company’s management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
NOTICES PURSUANT TO REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended December 31, 2020.

AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s board of directors (the “Board”) has determined that it has at least one audit committee financial expert serving on its audit committee. The Board has determined that Douglas Janzen is an audit committee financial expert and is independent, as that term is defined by the Exchange Act and the Nasdaq Capital Market’s (“Nasdaq”) corporate governance standards applicable to the Company.
The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the audit committee and the Board in the absence of such designation and does not affect the duties, obligations or liability of any other member of the audit committee or Board.
CODE OF ETHICS
The Board has adopted a written code of business conduct and ethics (the “Code”), by which it and all officers and employees of the Company, including the Company’s principal executive officer, principal financial officer and principal accounting officer or controller, abide. There were no waivers granted in respect of the Code during the fiscal year ended December 31, 2020. The Code is posted on the Company’s website at www.neovasc.com. If there is an amendment to the Code, or if a waiver of the Code is granted to any of Company’s principal executive officer, principal financial officer, principal accounting officer or controller, the Company intends to disclose any such amendment or waiver by posting such information on the Company’s website. Unless and to the extent specifically referred to herein, the information on the Company’s website shall not be deemed to be incorporated by reference in this Annual Report. Except for the Code, and notwithstanding any reference to the Company’s website or other websites in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto, no information contained on the Company’s website or any other site shall be incorporated by reference in this Annual Report or in the documents incorporated by reference herein or attached as Exhibits hereto.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Grant Thornton LLP acted as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2020. See the section “External Auditor Service Fees” in our AIF, which section is incorporated by reference herein, for the total amount billed to the Company by Grant Thornton LLP for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).
AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES
See the section “Pre-Approval Policies and Procedures” in our AIF, which section is incorporated by reference herein.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any “off-balance sheet arrangements” (as that term is defined in paragraph 11(ii) of General Instruction B to Form 40-F) that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following is a summary of the Registrant’s contractual obligations as of December 31, 2020:
	Payments due by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Long-Term Debt Obligations	7,717	76	7,641	—	—
Capital (Finance) Lease Obligations	1,150	485	665	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	3,706	3,706	—	—	—
Other Long-Term Liabilities	1,250	1,250	—	—	—
Total	13,823	5,517	8,306	—	—
IDENTIFICATION OF THE AUDIT COMMITTEE
The Board has a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act and satisfies the requirements of Exchange Act Rule 10A-3. The Company’s audit committee is comprised of Paul Geyer, Steve Rubin and Douglas Janzen, all of whom, in the opinion of the Company’s Board, are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of Nasdaq) and are financially literate.
CORPORATE GOVERNANCE PRACTICES
The Nasdaq Listing Rules generally require that a listed company’s by-laws provide for a quorum for any meeting of the holders of the company’s common shares of at least 33 1∕3% of the outstanding common shares of the company. As a foreign private issuer, we have elected to comply with practices that are permitted under Canadian law in lieu of this Nasdaq requirement. Our by-laws provide that the minimum quorum for a meeting of shareholders of common shares is two or more shareholders representing at least 5% of the common shares entitled to vote at the meeting. The Company’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Company intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which our common shares are also listed, do not contain specific quorum requirements.
The Nasdaq Listing Rules also require all the members of a nominating committee of an issuer to be “independent” as defined in Rule 5605(a)(2) of the Nasdaq Listing Rules. The Company has informed Nasdaq that it follows applicable Canadian laws with respect to nominating committee composition, which do not mandate a nominating committee comprised entirely of independent directors. Alexei Marko, who is a non-independent director of the Company, was appointed as Chair of Neovasc’s governance and nominating committee on June 11, 2018. Alexei Marko became an independent director, subsequent to the year end on January 22, 2021.
Except as stated above, we are in compliance with the rules generally applicable to U.S. domestic companies listed on Nasdaq. We may in the future decide to use other foreign private issuer exemptions with respect to some of the other Nasdaq listing requirements. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on the Nasdaq, may provide less protection than is accorded to investors under the Nasdaq listing requirements applicable to U.S. domestic issuers.
INCORPORATION BY REFERENCE
This Annual Report is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-226075), Form F-10 (File No. 333-251330) and F-3 (File No. 333-245385).
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
A. Undertaking
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
B. Consent to Service of Process
The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX
Exhibit Number	Description
99.1	Annual Information Form for the year ended December 31, 2020
99.2	Management’s Discussion & Analysis for the year ended December 31, 2020
99.3	Audited Consolidated Financial Statements for the year ended December 31, 2020
99.4	Certificate of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certificate of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.7	Consent of Grant Thornton LLP
101	Interactive Data File

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 11, 2021	NEOVASC INC.
By: /s/ Chris Clark Name: Chris Clark Title: Chief Financial Officer