Form 20-F
period 2021-12-31
NEOVASC INC
filed 2022-03-10
CIK 1399708

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36458

Neovasc Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: The Registrant had 67,654,729 Common Shares outstanding as of December 31, 2021.

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

☒Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such period that the registrant was required to submit such files).

☒ Yes ☐No

Indicate by check mark whether Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated Filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ◻

Indicate by check mark whether the Registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been check in response to the previous question, by check mark which financial statement item Registrant has elected to follow:

☒ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

i

GENERAL MATTERS

In this Annual Report on Form 20-F (the “Annual Report”), all references to the “Company”, “Neovasc”, “our”, “us” or “we” refer to Neovasc Inc. and its subsidiary, unless the context clearly requires otherwise. Certain terms used herein are defined in the text and others are included in the glossary of terms. See “Glossary of Terms”.

Neovasc uses the United States dollar as its reporting currency. All references to “$” or “US$” are to United States dollars and references to “C$” are to Canadian dollars. On March 8, 2022, the daily average exchange rate for the conversion of Canadian dollars into U.S. dollars as reported by the Bank of Canada was C$1.00 = US$0.7772. See also Item 3 — “Key Information” for more detailed currency and conversion information.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of applicable Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that may not be based on historical fact, including, without limitation, statements containing the words “expect”, “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “potential”, “seek”, “explore” and similar words or expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this Annual Report include, but are not limited to, statements relating to:

•	our ability to continue as a going concern;
•	our need for significant additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
•

our intended use of the net proceeds from the February 2021 offering (the “February 2021 Offering”) of units comprised of one Common Share and one-half of one common share purchase warrant (the “February 2021 Units”);

•

our anticipation that the proceeds from the February 2021 offering could be sufficient to extend operations of the Company until approximately mid-2024 at the current burn rate and our anticipation that we will likely initiate programs that will require additional significant expenditures and that the cash needs of the Company will likely increase, shortening the time the proceeds will meet the requirements of the Company;

•	our estimates regarding our fully diluted share capital and future dilution to shareholders;
•	our expectation that our remediation of our material weakness in internal control over financial reporting (“ICFR”) as of December 31, 2019 will be sufficient;
•	our intention to monitor the Company’s market value on the Nasdaq and our expectation that the common share of the Company (the “Common Shares”) will continue to be listed and traded on the Nasdaq;
•

our intention to expand the indications for, and markets in which we may market the Tiara (which does not have regulatory approval and is not commercialized) and the Reducer (which has CE Mark approval for sale in the European Union);

•	our clinical development of our products, including the results of current and future clinical trials and studies;
•	our anticipation that the Tiara TA and Tiara TF (if and when Tiara TF development is restarted) will receive CE Mark approval in Europe under the Medical Device Regulation;
•	the ongoing pause in enrollment of, and the anticipated timing of additional implantations in the TIARA-II trial;
•	our plans to develop and commercialize products, including the Tiara and Reducer, and the timing and cost of these development programs;
•

our plans to indefinitely pause the development and commercialization of the Tiara transfemoral trans-septal system, including our ability to improve current prototypes, until the Company is in a financial position to restart the development, if at all;

•	our ability to grow revenues from the Reducer in a timely manner;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•

our belief that the FDA approval for Reducer in the United States is not likely in the near future following the ‘not approvable’ letter for the Reducer received on January 15, 2021 and that a new application to obtain FDA PMA approval for the Reducer will be filed with data from the Investigational Device Exemption (“IDE”) study which may take three years or more to complete;

•	the cost of post-market regulation and commercialization if we receive necessary regulatory approvals and if we decide to commercialize;
•	our ability to enroll patients in our clinical trials and studies in Canada, the United States, Europe, Israel and other markets;
•	our ability to enroll patients, advance and complete a COSIRA-II IDE pivotal clinical trial;
•	our expectation that the expenses for the COSIRA-II clinical study for Reducer will escalate as enrollment in the study begins;
•

our belief that the full PMA application pathway, while costly and likely to take many years, brings the best chance of success for Tiara in the U.S. and that this pathway is currently indefinitely paused;

•	our belief that the TIARA-I Early Feasibility study demonstrates the safety of the Neovasc transcatheter mitral valve replacement (“TMVR”) system;
•	our belief that clinical evidence already available or that may be developed in the future will be sufficient to support the availability of Tiara for the treatment of patients in Europe;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	our belief that as the commercial use of the Reducer continues to expand, additional third-party studies, investigations and presentations will be undertaken;
•	our estimates of the size of the potential markets for our products including the anticipated market opportunities for the Reducer and the Tiara;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our ability to find strategic alternatives for adoption of the Reducer, including potential alliances in order to broaden and deepen therapy penetration and potentially advance the COSIRA-II study;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•

sources of revenues and anticipated revenues, including contributions from distributors and other third-parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;

•	our ability to meet our financial and organizational restructuring goals to establish a lean and accountable organization with stable capitalization;
•	our ability to meet our cash expenditure covenants;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the composition and compensation of our management team and board of directors;

•	the composition and compensation of our board of directors and senior management team in the future; and
•	the impact of foreign currency exchange rates.

Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors could cause the Company’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation:

•	risks around our ability to continue as a going concern;
•	risks around our history of losses and significant accumulated deficit;
•

risks related to the recent COVID-19 outbreak or other health epidemics, which could significantly impact our operations, sales or ability to raise capital or enroll patients in clinical trials and complete certain Tiara TA development milestones on our expected schedule;

•	risks relating to our need for significant additional future capital and our ability to raise additional funding;
•	risks relating to the sale of a significant number of Common Shares;
•	risks relating to the Company’s conclusion that it did have effective ICFR as of December 31, 2021 and 2020, but not at December 31, 2019;
•	risks relating to the possibility that our Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity;
•	risks relating to our Common Share price being volatile;
•	risks relating to our significant indebtedness, and its effect on our financial condition;
•	risks relating to the influence of significant shareholders of the Company over our business operations and share price;
•	risks relating to lawsuits that we are subject to, which could divert our resources and result in the payment of significant damages and other remedies;
•	risks relating to claims by third-parties alleging infringement of their intellectual property rights;
•	risks relating to our ability to establish, maintain and defend intellectual property rights in our products;
•	risks relating to results from clinical trials of our products, which may be unfavorable or perceived as unfavorable;
•	risks associated with product liability claims, insurance and recalls;
•	risks relating to use of our products in unapproved circumstances, which could expose us to liabilities;
•	risks relating to competition in the medical device industry, including the risk that one or more competitors may develop more effective or more affordable products;
•

risks relating to our ability to achieve or maintain expected levels of market acceptance for our products, as well as our ability to successfully build our in-house sales capabilities or secure third-party marketing or distribution partners;

•	risks relating to our ability to convince public payors and hospitals to include our products on their approved products lists;

•	risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare;
•

risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices;

•	risks relating to the extensive regulation of our products and trials by governmental authorities, as well as the cost and time delays associated therewith;
•	risks relating to post-market regulation of our products;
•	risks relating to health and safety concerns associated with our products and our industry;
•	risks relating to our manufacturing operations, including the regulation of our manufacturing processes by governmental authorities and the availability of two critical components of the Reducer;
•	risks relating to the possibility of animal disease associated with the use of our products;
•	risks relating to the manufacturing capacity of third-party manufacturers for our products, including risks of supply interruptions impacting the Company's ability to manufacture its own products;
•	risks relating to our dependence on limited products for substantially all of our current revenues;
•	risks relating to our exposure to adverse movements in foreign currency exchange rates;
•	risks relating to the possibility that we could lose our foreign private issuer status under U.S. federal securities laws;
•	risks relating to the possibility that we could be treated as a "passive foreign investment company" ("PFIC");
•	risks relating to breaches of anti-bribery laws by our employees or agents;
•	risks relating to future changes in financial accounting standards and new accounting pronouncements;
•	risks relating to our dependence upon key personnel to achieve our business objectives;
•	risks relating to our ability to maintain strong relationships with physicians;
•	risks relating to the sufficiency of our management systems and resources in periods of significant growth;
•

risks relating to consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants;

•	risks relating to our ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances;
•	risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers;
•

risks relating to future issuances of equity securities by us, or sales of Common Shares or conversions of convertible notes by our existing security holders, causing the price of our securities to fall;

•	risks relating to the broad discretion in our use of proceeds from an offering of our securities;
•	risks relating to our intention to not pay dividends in the foreseeable future;

•

risks relating to future issuances of equity securities by us, or sales of Common Shares or conversions of convertible notes, and exercise of warrants, options and restricted stock units by our existing security holders, causing the price of our securities to fall; and

•	risks relating to anti-takeover provisions in our constating documents which could discourage a third-party from making a takeover bid beneficial to our shareholders.

Forward-looking statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our ability to continue as a going concern;
•	our regulatory and clinical strategies will be successful;
•	our current positive interactions with regulatory agencies will continue;
•	our recruitment to clinical trials and studies will continue, specifically once COVID-19 is properly managed;
•	our estimates of the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	our current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	our current regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current good relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from the Reducer will be successful;
•	our expectation that genericization of markets for the Tiara TA and the Reducer will develop over time;
•	our ability to raise additional capital on terms that are favorable to us;
•	our ability to retain and attract key personnel, including members of our board of directors and senior management team; and
•	our estimates and assumptions about the impact that the COVID-19 crisis will have on the Company.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined herein, under Item 3.D “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this Annual Report and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

The Company advises you that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

GLOSSARY OF TERMS

This glossary contains general terms used in the discussion of the cardiovascular medical device industry, as well as specific technical terms used in the descriptions of the Company’s technology and business.

Aortic: of or pertaining to the aorta or aortic heart valve.

Artery: blood vessel that carries oxygenated blood from the heart to the body’s organs.

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

COSIRA: the Company’s Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multi-center, double blinded sham-controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner.

COSIRA-II: the Company’s Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial — a multicenter, randomized, double-blinded, sham-controlled clinical trial of approximately 380 participants at up to 35 investigational centers in North America who will be randomized and followed through 5 years.

FDA: U.S. Food and Drug Administration; governing body that regulates approval for the sale of medical devices in the United States.

French: the French size is a measure of the external diameter of a catheter, a catheter of 1 French has a diameter of ⅓ mm.

Health Canada: the federal department of health of Canada responsible for the regulation of drugs, natural health products, cosmetics and medical devices and includes the Therapeutic Products Directorate, which in turn includes the Medical Devices Bureau.

IDE: an investigational device exemption, which allows the investigational device to be used in a U.S. clinical study in order to collect safety and effectiveness data required to support a PMA application or a Pre-market Notification 510(k) submission to the FDA. All clinical evaluations of investigational devices in the United States, unless exempt, must have an approved IDE before the study is initiated.

Interventional Cardiology: practice of treating Coronary Artery Disease intravascularly; that is, through the arterial system using minimally invasive techniques, rather than with open-heart surgery.

MDD: Medical Device Directive a directive intended to harmonise the laws relating to medical devices within the European Union.

MDR: Medical Devices Regulation, which replaced MDD on May 21, 2021.

Mitral: of or pertaining to the mitral heart valve.

Mitral Regurgitation: inadequate function of the mitral valve allowing blood to leak back through the closed valve. This is a severe and debilitating medical condition.

Nasdaq: the Nasdaq Capital Market.

Pericardium: sac in the chest cavity that contains the heart; pericardial tissue is the soft tissue that forms the sac.

PeripatchTM: tissue material made from bovine or Porcine pericardium; used to repair damaged/diseased vessels or organs by working as an internal bandage or as a component in the manufacture of heart valves.

Plaque: deposit of fats, cholesterol and other substances on artery walls that eventually causes arteries to become narrowed, restricting proper blood flow.

Porcine: of or derived from or pertaining to a swine or pig.

PMA: Premarket Approval; the FDA process of scientific and regulatory review to evaluate the safety and effectiveness of Class III medical devices.

Reducer: the Neovasc ReducerTM, Neovasc’s proprietary technology for the treatment of refractory angina.

SMG: the Strul Medical Group.

Stent: expandable, metallic tube inserted into a diseased artery to hold vessel open and maintain proper blood flow; may be used to deliver medication to the artery wall (a “drug-eluting stent”).

Tiara: the TiaraTM, Neovasc’s proprietary transcatheter mitral valve system in development for the transcatheter treatment of mitral valve disease.

Tiara TA: the Tiara transapical device, that is implanted via the apex of the heart through a small incision between the ribs.

Tiara TF: the Tiara transfemoral device, that is implanted through an access point in the femoral artery in the groin.

TIARA-I: the Company’s multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara in high risk surgical contexts.

TIARA-II: the Company’s multinational, multicenter study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval.

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

A.Directors and Senior Management

Not applicable.

B.Advisors

Not applicable.

C.Auditors

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.Selected Financial Data

[Reserved]

B.Capitalization and Indebtedness

Not applicable.

C.Reasons for the Offer and Use of Proceeds

Not applicable.

D.Risk Factors

This document contains forward-looking statements regarding the Company, business, prospects and results of operations that involve risks and uncertainties. Neovasc’s actual results could differ materially from the results that may be anticipated by such forward-looking statements and discussed elsewhere in this Annual Report. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below, as well as those discussed elsewhere in this Annual Report. If any of the following risks occur, the Company’s business, financial condition or operating results could be harmed. In that case, the trading price of the Common Shares could decline.

Investment in the Common Shares of the Company is highly speculative and involves a high degree of risk is subject to the following specific risks among others, and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks. The Common Shares of the Company should not be purchased by persons who cannot afford the possibility of the loss of their entire investment. Prospective purchasers should review these risks as well as other matters disclosed elsewhere in this Annual Report with their professional advisors.

There is doubt about our ability to continue as a going concern.

Our audited consolidated financial statements for the year ended December 31, 2021 were prepared under the assumption that we would continue our operations as a going concern. Our independent registered public accounting firm has included a “going concern” emphasis of matter paragraph in its report on our consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019. As of December 31, 2021, the Company had approximately $51.5 million in cash and cash equivalents, sufficient to sustain operations until approximately mid-2024 at the current burn rate. However, given the initiation of the COSIRA-II study it is likely that the Company will initiate programs that will require additional significant expenditures and that the cash needs of the Company will likely increase, shortening the time the proceeds will meet the requirements of the Company.  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Company will re-evaluate the going concern risk at each reporting period and will remove the going concern and uncertainty note when the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved, if at all.  The Company will need to obtain additional debt or equity financing to fund ongoing operations. The Company can give no assurance that it will be able to raise the additional funds needed, on terms agreeable to the Company, or at all.

The audited consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The recent coronavirus outbreak or other health epidemics could significantly impact our operations, sales or ability to raise capital.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. The outbreak was initially concentrated in China, although numerous cases continue to be confirmed in other countries. Our results of operations could be adversely affected to the extent that the coronavirus or any other epidemic harms the global economy. We may also experience impacts to certain of our or suppliers as a result of a health epidemic or other outbreak occurring in one or more of our markets. Further, our operations have and may further experience disruptions, such as temporary closure of our offices and/or those of our suppliers and suspension of services, which may materially and adversely affect our business, financial condition and results of operations. Such a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, which could in turn adversely impact our ability to raise capital. The duration of the business disruption and related financial impact cannot be reasonably estimated at this time but may materially affect our consolidated results for the first quarter and fiscal year 2022. The extent to which the coronavirus impacts our results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others.

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

Our Common Shares are currently listed on the Nasdaq and on the TSX under the symbol “NVCN”. We must meet continuing listing requirements to maintain the listing of our Common Shares on the Nasdaq and the TSX. For example, for continued listing, the Nasdaq requires, among other things, that an issuer’s listed securities maintain a minimum bid price of at least US$1.00 per share pursuant to Nasdaq Listing Rule 5550(a)(2). On May 25, 2021, the Company received the Notification Letters from the Nasdaq notifying that the Company is not currently in compliance with the Nasdaq’s Minimum Bid Price Requirements and has 180 calendar days, or until November 22, 2021, to regain compliance. Further to this, the Company announced that it has received written notification from the Nasdaq notifying the Company that in accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the Nasdaq’s Minimum Bid Price Requirements.

In addition to the specified criteria for continued listing, the Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for the continued listing of the Common Shares, or suspend or delist securities even though the securities met all enumerated criteria for continued listing on the Nasdaq. The Nasdaq has exercised this discretionary authority in the past and we cannot assure you that the Nasdaq will not exercise such discretionary authority.

There can be no assurance that our Common Shares will remain listed on the Nasdaq or the TSX. If we fail to meet compliance with any of the Nasdaq’s or the TSX’s continued listing requirements, our Common Shares may be delisted. Any delisting of our Common Shares may adversely affect a shareholder’s ability to dispose, or obtain quotations as to the market value, of such shares.

In connection with the preparation and audit of our financial statements for the year ended December 31, 2019, material weaknesses in our internal control over financial reporting were identified, which means that a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis.

The Sarbanes-Oxley Act of 2002 (“SOX”) and applicable Canadian securities laws require an annual assessment by management of the effectiveness of the Company’s ICFR. The Company’s management, under the supervision and with the participation of its President and Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2021, 2020 and 2019. As a result of this evaluation, management concluded that it did not have appropriate controls in place to perform an effective risk assessment process, to design and implement controls supported by documentation and to provide evidence that such controls were designed and operating effectively, which contributed to a material weakness as the Company did not correctly account for Reducer units initially purchased for research and development and subsequently used for commercial activities. A material weakness, as defined in National Instrument 52-109 of the Canadian Securities Administrators and Rule 12b-2 under the U.S. Exchange Act, is a deficiency, or a combination of deficiencies, in ICFR, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In light of the identified material weakness, the Company was unable to conclude that it had effective ICFR as of December 31, 2019 in accordance with Section 404 of SOX and applicable Canadian securities laws. The Company’s inability to maintain effective

ICFR could result in the loss of investor confidence in the reliability of the Company’s financial statements, which in turn could harm its business and negatively impact the trading price or the market value of its securities. In light of the aforementioned material weakness, management conducted a thorough review of all research and development supplies and has developed and implemented a remediation plan to strengthen the operating effectiveness of ICFR. As a result of this review, management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the audited consolidated financial statements for the year ended December 31, 2021, 2020 and 2019 fairly present in all material respects and the financial condition and results of operations for the Company in conformity with IFRS.

Management has assessed the effectiveness of the Company’s ICFR as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on this assessment, management determined that the Company maintained effective ICFR as of December 31, 2021.

If the Company is unable to discover and address any other control deficiencies, this could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. No evaluation can provide complete assurance that the Company’s ICFR will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s processes, procedures and controls could also be limited by simple errors or faulty judgments. As the Company continues to expand, the challenges involved in implementing appropriate ICFR will increase and will require that the Company continue to monitor its ICFR.

Our Common Share price has experienced significant volatility and may be subject to fluctuation in the future based on market conditions

The market prices for the securities of medical companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements and the public’s reaction, our operating performance and the performance of competitors and other similar companies, government regulations, changes in earnings estimates or recommendations by research analysts who track our securities or securities of other companies in the medical sector, general market conditions, announcements relating to litigation, the arrival or departure of key personnel and the other factors listed under the heading “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” can have an adverse impact on the market price of the Common Shares. For example, from January 1, 2021 to March 8, 2022, the closing price of the Common Shares on the TSX has ranged from a high of C$2.88 to a low of C$0.51 and from January 1, 2021 to March 8, 2022 the closing price of the Common Shares on the Nasdaq has ranged from a high of $2.29 to a low of $0.40.

Any negative change in the public’s perception of our prospects could cause the price of our securities, including the price of our Common Shares, to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of medical device companies in general or future exercises or conversions of the securities issued in connection with the Company’s previous financings could depress the price of our securities, including the price of our Common Shares, regardless of our results. Following declines in the market price of a company’s securities, securities class-action litigation is often instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.

Our significant indebtedness could adversely affect our financial condition, and we could have difficulty fulfilling our obligations under our indebtedness, which may have a material adverse effect on us.

As of December 31, 2021, we had approximately $7,350,244 of secured indebtedness from the issuance of the convertible 2019 Notes that mature on May 16, 2023 and $5,673,618 of secured indebtedness from the issuance of the convertible 2020 Notes that mature on May 26, 2024. Our significant level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. The level of our indebtedness could have other important consequences on our business, including:

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

From time to time, the Company may be subject to litigation claims through the ordinary course of its business operations or otherwise, regarding, among other things, intellectual property rights matters, employment matters and tax matters. Litigation to defend the Company against claims by third parties, or to enforce any rights that the Company may have against third parties, may be necessary, which could result in substantial costs and diversion of the Company’s resources, causing a material adverse effect on its business, financial condition and results of operations. Given the nature of the Company’s business, it is, and may from time to time in the future be, party to various, and at times numerous, legal, administrative and regulatory inquiries, investigations, proceedings and claims that arise in the ordinary course of business, as well as potential class action lawsuits. Because the outcome of such legal matters is inherently uncertain, if one or more of such legal matters were to be resolved against the Company for amounts in excess of management’s expectations or any applicable insurance coverage or indemnification right, the Company’s results of operations and financial condition could be materially adversely affected. Any litigation to which the Company is a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal, or in payments of substantial monetary damages or fines, the posting of bonds requiring significant collateral, letters of credit or similar instruments, or the Corporation may decide to settle lawsuits on similarly unfavorable terms. Moreover, the Company cannot be sure that the remedies available to it at law or under contract, or the indemnification granted to it by sellers of acquired companies, will be sufficient in amount, scope or duration to fully or partially offset any such possible liabilities. Any of these factors, individually or in the aggregate, could have a material adverse effect on the Company’s business, results of operations, cash flows or liquidity. For a description of certain currently pending legal and regulatory proceedings, see Item 8.A “Consolidated Statements and Other Financial Information — Legal Proceedings” of this Annual Report.

The Company was engaged in litigation with Edwards Lifesciences CardiAQ LLC (“CardiAQ”), formerly known as CardiAQ Valve Technologies Inc., as further described below. Litigation resulting from CardiAQ’s claims has been, and is expected to continue to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. We cannot assure that we will succeed in defending any of these claims and that further judgments will not be entered against us with respect to the litigation resulting from such claims. If we are unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant monetary damages that could exceed our resources and/or loss of intellectual property rights that could have a material adverse effect on the Company and its financial position.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara (“CardiAQ v. Neovasc Inc.”). On May 19, 2016, a jury awarded $70 million in favor of CardiAQ on certain trade secret claims. On October 31, 2016, a judge awarded an additional $21 million in enhanced damages to the jury’s award. On January 18, 2017, a judge granted CardiAQ’s motion for pre- and post-judgment interest. Neovasc and CardiAQ each appealed on various grounds. The judgment in the District of Massachusetts case, including the pre- and post- judgment interest amounts, was stayed pending completion of the appeal pursuant to a court order of December 23, 2016. Under the terms of the stay, Neovasc deposited $70 million into a joint escrow account and entered into a general security agreement related to the remaining damages awarded by the court. On September 1, 2017, the Appeals Court affirmed the trial court judgment against Neovasc, and denied CardiAQ’s cross-appeal. On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $70 million was released from escrow to CardiAQ to partially settle approximately $112 million damages and interest awards. Upon closing of the 2017 Financings on November 17, 2017, the Company used approximately $42 million from the $65 million net proceeds of the 2017 Financings to settle the remaining damages and interest awards.

On June 23, 2014, CardiAQ filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of (the “Appeals Court”) Munich. On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision. The hearing at the Appeals Court was held on February 25, 2021.

On May 20, 2021, the Appeals Court upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application.  There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized.  Regarding the statutory costs of the proceedings, each party is responsiblefor 50% of the costs of the appeal proceedings before the Appeals Court.  Neovasc alone bears the costs of the second appeal proceedings before the German Supreme Court and 50% of the court fees for the first instance proceedings.  Neovasc has not appealed this decision to preserve capital and move forward with our new strategic activities.  The decision is now final.

On March 24, 2017, CardiAQ filed a related lawsuit in the U.S. District Court for the District of Massachusetts (the “Court”), asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

On January 22, 2019, the Company announced that pursuant to a settlement reached with Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively, the “Edwards Plaintiffs”), the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Company, Boston Scientific Corporation (“Boston Scientific”) and Livanova, would be dismissed on a no-costs basis.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement (the “Penn Agreement”) with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (together, “Penn”), which resolved certain potential claims against the Company that had been previously disclosed.

On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”), which resolved certain claims against the Company that had been previously disclosed.

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York (the “NY Court”) against the Company, Fred Colen, the Company’s CEO, and Christopher Clark, the Company’s CFO (the “Gonzalez Action”). The complaint in the Gonzalez Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive. On November 25, 2020, a second putative shareholder class action lawsuit was filed in the NY Court against the Company and Messrs. Colen and Clark: (the “Siple Action”). The complaint in the Siple Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contain similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about the Company’s business, operations, and prospects. Specifically, the complaints’ allegations relate to the premarket approval process with the FDA for Neovasc’s Reducer medical device for the treatment of refractory angina.

On January 26, 2021, the NY Court issued an order consolidating the Gonzalez Action and the Siple Action (the “Consolidated Action”). The order also appointed Pratap Golla as Lead Plaintiff and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the Class in the Consolidated Action.  The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action.  On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint names Neovasc, Messrs. Colen and Clark, Bill Little, and Shmuel Banai as defendants.  The Consolidated Amended Complaint purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive.  The Consolidated Amended Complaint contains allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserts the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

The defendants’ motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, at the conclusion of oral argument on the defendants’ motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend.  On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit.

Third parties may claim we are infringing their intellectual property or have misappropriated their trade secrets and we could suffer significant litigation or licensing expenses or be prevented from selling products.

We may be involved in substantial litigation regarding patent and other intellectual property and trade secret rights in the medical device industry. We may be subject to challenges by third parties regarding our intellectual property, including, among others, claims regarding validity, enforceability, scope and effective term. From time to time, we have been and may in the future be forced to defend against claims and legal actions alleging infringement of the intellectual property rights of others, and such intellectual property litigation is typically costly and time-consuming. In particular, see Item 8.A “Consolidated Statements and Other Financial Information — Legal Proceedings” herein for a description of certain pending and ongoing legal proceedings. Adverse determinations in any such litigation could result in significant liabilities to third parties or injunctions, or could require us to seek licenses from third parties and, if such licenses are not available on commercially reasonable terms, prevent us from manufacturing, selling or using certain products, any one of which could have a material adverse effect on us. In addition, some licenses may be non-exclusive, which could provide our competitors access to the same technologies.

Third parties could also obtain patents that may require us to either redesign products or, if possible, negotiate licenses from such third parties. Such licenses may materially increase our expenses. If we are unable to redesign products or obtain a license, we might have to exit a particular product offering.

The success of our business depends in part on our ability to obtain and maintain intellectual property protection for our technology and know-how, and operate without infringing the intellectual property rights of other companies. It is possible that as a result of future litigation our products currently marketed or under development may be found to infringe or otherwise violate third party intellectual property rights. Intellectual property litigation proceedings, if instituted against us, could result in substantial costs, inability to market our products including the Tiara, loss of our proprietary rights and diversion of our management’s and technical team’s attention and resources.

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

The regulatory approval process for new products and new indications for existing products requires extensive clinical trials and procedures, including early clinical experiences and regulatory studies. Unfavorable or inconsistent clinical data from current or future clinical trials or procedures conducted by us, our competitors, or third parties, or perceptions regarding this clinical data, could adversely affect our ability to obtain necessary approvals and the market’s view of our future prospects. Such clinical trials and procedures are inherently uncertain and there can be no assurance that these trials or procedures will be completed in a timely or cost-effective manner or result in a commercially viable product. Failure to successfully complete these trials or procedures in a timely and cost-effective manner could have a material adverse effect on our prospects. Clinical trials or procedures may experience significant setbacks even after earlier trials have shown promising results. Further, preliminary results from clinical trials or procedures may be contradicted by subsequent clinical analysis. In addition, results from our clinical trials or procedures may not be supported by actual long-term studies or clinical experience. If preliminary clinical results are later contradicted, or if initial results cannot be supported by actual long-term studies or clinical experience, our business could be adversely affected. Clinical trials or procedures may be suspended or terminated by us or regulatory authorities at any time if it is believed that the trial participants face unacceptable health risks.

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

We may incur losses in the future and our losses may increase. We have incurred net losses in each fiscal year since inception. In the year ended December 31, 2021, we had a net loss of $24,889,069 and at December 31, 2021, we had an accumulated deficit of $420,116,274. We have increased our research and development expenses in recent periods and we plan further increases in the future as cash flows allow. The planned increases in research and development expenses may result in larger losses in future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. There can be no assurance that revenues will increase. Our business strategies may not be successful and we may not be profitable in any future period. Our operating results have varied in the past and they may continue to fluctuate in the future. In addition, our operating results may not follow any past trends.

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

The medical device industry is highly competitive and is characterized by extensive research and development and rapid technological change. Many companies, as well as research organizations, currently engage in, or have in the past engaged in, efforts related to the development of medical devices in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest medical device companies are developing, or could potentially develop, products that could compete with ours.

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

The direct cost of implanting or using our medical devices is seldom paid by individual patients. Successful commercialization of such devices will depend largely upon the availability of reimbursement for the surgery and medical costs associated with the product from third-party payors. We expect that our products will be purchased by health-care providers, clinics, and hospitals that will subsequently bill various third-party payors such as government programs and private insurance plans. These expectant payors carefully review and increasingly challenge the prices charged for medical devices and services. Provincial government sponsored health programs in Canada and similar programs in the United States reimburse hospitals a pre-determined fixed amount for the costs associated with a particular procedure based on the patient’s discharge diagnosis and similarly reimburse the surgeon or physician based on the procedure performed, without taking into consideration the actual costs incurred by either party or the actual cost of the device. New products are being scrutinized increasingly with respect to whether or not they will be covered by the various health plans and at what level of reimbursement. Third-party payors may determine that our products are unnecessary, not cost-effective, too experimental, or are primarily intended for non-approved indications.

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

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”) was enacted. The ACA imposed new taxes on medical device makers in the form of a 2.3% excise tax on all U.S. medical device sales. In 2015, Congress imposed a 2-year moratorium on this medical device tax, so that medical device sales during the period between January 1, 2016 and December 31, 2017 are exempt from the tax. New legislation was passed in January 2018 that delayed the tax until January 1, 2020, and the tax was repealed in December 2019 pursuant to the Further Consolidated Appropriations Act. The device tax, if reinstated, could materially and adversely affect our business, cash flows and results of operations. The ACA also focuses on a number of Medicare provisions aimed at improving quality and decreasing costs. It is uncertain at this point what negative unintended consequences these provisions will have on patient access to new technologies. The Medicare provisions include value-based payment programs, increased funding of comparative effectiveness research, reduced hospital payments for avoidable readmissions and hospital acquired conditions, and pilot programs to evaluate alternative payment methodologies that promote care coordination (such as bundled physician and hospital payments). Additionally, the ACA includes a reduction in the annual rate of inflation for Medicare payments to hospitals and the establishment of an independent payment advisory board to recommend ways of reducing the rate of growth in Medicare spending. Other legislative changes have been proposed and adopted since the ACA was enacted. These changes included an aggregate reduction in Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will remain in effect through 2025 unless additional Congressional action is taken. In addition, the Medicare Access and CHIP Reauthorization Act of 2015, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that began in 2019, which are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. Individual states in the U.S. have also become increasingly aggressive in passing legislation and implementing regulations designed to control product pricing, including price or patient reimbursement constraints and discounts, and require marketing cost disclosure and transparency measures. There have also been judicial, executive branch and congressional challenges to the ACA. For example, the former U.S. President signed Executive Orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. The former U.S. administration also discontinued the payment of cost-sharing reduction payments to insurance companies in 2017, although insurers have brought judicial challenges against this decision that have been successful, in part. In addition, CMS under the former U.S. administration proposed regulations that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces. Because of the Tax Cuts and Jobs Act enacted on December 22, 2017, the ACA’s individual mandate penalty for not having health insurance coverage was repealed on January 1, 2019. Further, each chamber of Congress has put forth multiple bills designed to repeal or repeal and replace portions of the ACA. Although the majority of these measures have not been enacted by

Congress to date, Congress will likely continue to consider other legislation to repeal or repeal and replace elements of the ACA, and the new U.S. administration has indicated that it will pursue additional measures to control healthcare costs. Also, in addition to other judicial challenges to the ACA, the U.S. Supreme Court heard arguments in November 2020 on a December 2019 ruling in the U.S. Court of Appeals for the Fifth Circuit finding the individual mandate of the ACA to be unconstitutional, and a decision is expected during the current Supreme Court term in 2021. Any regulatory or legislative developments in domestic or foreign markets that eliminate or reduce reimbursement rates for procedures performed with our products could harm our ability to sell our products or cause downward pressure on the prices of our products, either of which would adversely affect our business, financial condition and results of operations.

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

•

the federal Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), and its implementing regulations, which created federal criminal laws that prohibit, among other things, executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, also imposes certain regulatory and contractual requirements regarding the privacy, security and transmission of individually identifiable health information;

•

federal “sunshine” requirements imposed by the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, on device manufacturers regarding any “transfer of value” made or distributed to physicians and teaching hospitals; and

•

state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws that may apply to items or services reimbursed by any third-party payor, including commercial insurers; state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of certain health information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA.

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

The pre-clinical and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to rigorous regulation by federal, provincial, state and local governmental authorities. Our medical devices are principally regulated in the United States by the FDA, in Canada by the Health Canada (particularly, the Therapeutic Products Directorate), in the European Union by the European Medicines Agency (“EMA”), and by other similar regulatory authorities in other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Following several widely publicized issues in recent years, the FDA and similar regulatory authorities in other jurisdictions have become increasingly focused on product safety. This development has led to, among other things, requests for more clinical trial data, for the inclusion of a significantly higher number of patients in clinical trials and for more detailed analysis of trial results. Consequently, the process of obtaining regulatory approvals, particularly from the FDA, has become more costly, time consuming and challenging than in the past. Any product developed by us or our future collaborative partners, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.

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

Manufacturing operations are subject to numerous unanticipated technological problems and delays. Our manufacturing processes, products and their various components are, and will be, subject to regulations specified by the various regulatory bodies such as Health Canada and the FDA. There can be no assurance that we will be able to comply with all stated manufacturing regulations. Failure or delay by the Company to comply with such regulations or to satisfy regulatory inspections could have an adverse effect on the Company’s business and operations.

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

Our critical raw material used in most of our customers’ devices is animal derived pericardial tissue. As this raw material is derived from an animal, it is subject to many inconsistencies and potential risks. The most notable risk is the disease Bovine Spongiform Encephalopathy (“BSE”), also known as mad cow disease which can arise from bovine tissue. Although the tissue originates from the United States where strict controls are in place to prevent diseased animals from being processed, it cannot be assured that the livestock in the United States will remain free from BSE. There is also no assurance that our supplier will regularly deliver tissue with the specifications required to manufacture its products.

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

As a foreign private issuer, as defined in Rule 3b-4 under the Securities Exchange Act of 1934, as amended, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we were to lose our status as a foreign private issuer, these regulations would immediately apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F, 20-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, which could limit our ability to access the capital markets in the future.

There may be adverse U.S. federal income tax consequences for investors if we are or become a PFIC under the U.S. Internal Revenue Code of 1986, as amended.

Although we do not currently anticipate that we will be treated as a PFIC in the current taxable year or in the foreseeable future, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. Investors should read “U.S. Federal Income Tax Considerations” for more information, and consult their own tax advisors regarding the application of the PFIC rules to their particular circumstances.

Failure to comply with the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as the anti-bribery laws of the nations in which we conduct business (such as the United Kingdom’s Bribery Act or the Corruption of Foreign Public Officials Act of Canada (the “CFPOA”)), could subject us to penalties and other adverse consequences.

Our business is subject to the FCPA which generally prohibits companies and company employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. The FCPA also requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries. In addition, we are subject to other anti-bribery laws of the nations in which we conduct business that apply similar prohibitions as the FCPA (e.g., the United Kingdom’s Bribery Act, the CFPOA and the Convention on Combating Bribery of Foreign Public Officials in International Business Transactions). Our employees or other agents may, without our knowledge and despite our efforts, engage in prohibited conduct under our policies and procedures and the FCPA or other anti-bribery laws that we may be subject to for which we may be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

As a technology-driven company, intellectual input from key management and personnel is critical to achieve our business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among medical device companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. We do not maintain “key person” life insurance on any of our officers, employees, or consultants, and so any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.

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

Any corporate transaction will be accompanied by certain risks including but not limited to:

•	exposure to unknown liabilities of acquired companies and the unknown issues with any associated technologies or research;
•	higher than anticipated acquisition costs and expenses;
•	exposure to other companies’ shares that shareholders could receive as consideration for our shares in a corporate transaction;
•	the difficulty and expense of integrating operations, systems, and personnel of acquired companies;
•	disruption of our ongoing business;
•	inability to retain key customers, distributors, vendors and other business partners of the acquired company; and
•	diversion of management’s time and attention.

We may not be able to successfully overcome these risks and other problems associated with acquisitions and this may adversely affect our business, financial condition or results of operations.

Conflicts of interests among the Company’s officers and directors as a result of their involvement with other issuers.

Some or all of the Company’s directors and officers of the Company may act as directors and/or officers of other issuers and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the CBCA. If a conflict of interest arises at a meeting of the Company’s board of directors, any director in a conflict will be required to disclose their interest and abstain from voting on such matter.

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

A.History and development of the Company

1.Name, Address and Incorporation; Trading Market

The Company was incorporated under the name “Medical Ventures Inc.” pursuant to the Business Corporations Act (British Columbia) on November 2, 2000 and was continued to federal jurisdiction under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company completed the acquisition of two Israel-based vascular device development companies, concurrently raising C$8.3 million in equity financing in a non-brokered private placement, completing a 20 for 1 share consolidation and changing its name from Medical Ventures Inc. to “Neovasc Inc.”

The Company’s registered and records office is located at Suite 2600, 595 Burrard Street, Three Bentall Center, Vancouver, British Columbia, V7X 1L3, telephone number (604) 270-4344. The Company’s head office and principal place of business is located at Suite 5138 — 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7.

The Company has been trading its Common Shares under the symbol “NVCN” on the Nasdaq since May 21, 2014 and on the TSX since March 13, 2017. Prior to that, the Company’s Common Shares traded under the symbol “NVC” on the TSX beginning on June 23, 2014.

2.Summary Corporate History and Intercorporate Relationships

Intercorporate Relationships

The Company has the following seven wholly owned subsidiaries:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.) (“NMI”)	May 7, 1998	British Columbia
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.) (“NUS”)	July 2, 2007	United States
Neovasc GmbH	August 14, 2017	Germany
Neovasc Management Inc.	January 23, 2018	United States
Neovasc Tiara Inc. (“NTI”)	March 11, 2013	Canada (federal)
Neovasc Medical Ltd. (“NML”)	September 9, 2002	Israel
B-Balloon Ltd. (“BBL”)	March 30, 2004	Israel

Overview

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

Neovasc’s business operations started in March 2002, with the acquisition of NMI.  NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: NML and BBL. NML developed and owned intellectual property related to the Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

In late 2016, Neovasc sold its tissue processing technology and facility for $67,909,800 to Boston Scientific, and concurrently, Boston Scientific invested an additional $7,090,200 in Neovasc for a 15% equity interest in the Company. Under the terms of the equity investment, Boston Scientific purchased 11,817 Common Shares of Neovasc at a price of $600 per Common Share, for gross proceeds of $7,090,200. Under the terms of the asset purchase agreement, Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways.

Additionally, throughout the years 2014 to 2019, the Company announced a number of developments pertaining to litigation, all as more fully discussed under Item 8.A “Consolidated Statements and Other Financial Information — Legal Proceedings”.

In November 2017, Neovasc completed the 2017 Financings, comprising the 2017 Public Transaction and the 2017 Private Placement, for aggregate gross proceeds of approximately $65 million. The Company used the net proceeds of the 2017 Financings to fully fund the approximately $42 million balance of the damages and interest awards in its litigation with CardiAQ (after subtracting the approximately $70 million that the Company had paid into escrow), with remaining funds being used (i) to partially fund the ongoing Tiara clinical program; (ii) to support the completion of the TIARA-II study; and (iii) for general corporate purposes. No securities issued pursuant to the 2017 Financings remain outstanding as at December 31, 2021. For a description of the terms of the 2017 Financings and the securities issued pursuant to the 2017 Financings, see the prospectus supplement, dated November 10, 2017 and the forms of securities, each as filed or furnished under the Company’s profiles on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

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

On June 4, 2019, Dr. William O’Neill resigned from the board of Directors and Fred Colen was elected in his place, and on September 16, 2019, Jane Hsiao resigned from the board of Directors and Norman Radow was appointed in her place.

On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 series A units (the “Series A Units”) and 1,241,490 series B units (the “Series B Units”) at a price of US$4.135 per Series A Unit and US$4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately US$10 million, before deducting placement agent’s fees and estimated expenses of the Offering payable by the Company.

On August 22, 2019, the Company received written notification (the “Notification Letter”) from the Nasdaq notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from July 10, 2019 to August 20, 2019, the Company no longer meets the minimum market value requirement (“MVLS Requirement”). The Notification Letter did not impact the Company’s listing on the Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days.

On January 6, 2020, the Company closed its previously announced registered direct offering (the “January 2020 Financing”) priced at-the-market under Nasdaq rules of an aggregate of 1,185,000 series A units (the “Series A Units”) and 1,241,490 series B units

(the “Series B Units” and together with the Series A Units, the “ January Units”) at a price of $4.135 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of approximately $10 million, before deducting placement agent’s fees and estimated expenses of the January 2020 Financing payable by the Company.

On April 27, 2020, the Company’s application for the Paycheck Protection Program loan through the U.S. Small Business Administration was approved for approximately $530,000. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the U.S. through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement.

On April 30, 2020, the Nasdaq Hearing Panel granted the Company’s request for an extension through August 17, 2020 to evidence compliance with the $35 million MVLS Requirement for continued listing on the Nasdaq.

On May 26, 2020, the Company announced the offering of secured convertible notes (the “2020 Notes”) and warrants (the “May 2020 Warrants”), the warrant exchange transaction, repayment of the secured convertible notes of the Company issued in November 2017 (the “2017 Notes”) issued pursuant to the November 2017 private placement (the “2017 Private Placement”) and a settlement agreement between the Company and a certain investor pursuant to which the Company issued the Settlement Warrants (the “May 2020 Offering”).

On June 12, 2020, the Company announced an offering (the “June 2020 Offering”), whereby it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of an aggregate of 3,883,036 units comprised of one Common Share and three-quarters of one warrant (the “June 2020 Units”) at a purchase price of $2.973 per June 2020 Units in a registered direct offering priced at-the-market under Nasdaq rules for aggregate gross proceeds to the Company of approximately $11.5 million, before deducting placement agent’s fees and estimated expenses of the June Offering payable by the Company.

On August 10, 2020, the Company announced an offering (the “August 2020 Offering”), whereby it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of an aggregate of 4,532,772 units comprised of one Common Share and three-quarters of one Warrant (the “August 2020 Units”) at a purchase price of $ 2.775 per August Unit in a registered direct offering priced at-the-market under Nasdaq rules for aggregate gross proceeds to the Company of approximately $12.6 million, before deducting placement agent’s fees and estimated expenses of the August Offering payable by the Company.

On February 12, 2021, the Company announced it has closed its previously announced sale of an aggregate of 36,000,000 Common Shares at a purchase price of $2.00 per Common Share in an offering priced at-the-market under the Nasdaq rules for aggregate gross proceeds to the Company of approximately $72 million, before deducting placement agent’s fees and estimated expenses of the offering payable by the Company.

The Company and its subsidiaries now operate as follows: Neovasc Inc. is the Canadian public company and 100% owner of each of the subsidiary entities. NMI and NUS are the operating companies for the group. They hold the majority of the tangible assets and NMI holds the Peripatch tissue license. NMI and NUS employ the majority of the employees of the Company. NTI holds all the intangible assets related to the Tiara and NML holds all the intangible assets related to the Reducer program. NMI charges both NTI and NML for the development services performed by its employees to develop the Tiara and the Reducer respectively. NML receives a royalty based on the Reducer revenues generated by NMI. NUS charges NMI for development services performed by its employees to develop the Tiara and the Reducer respectively and these are then passed on through NMI to NTI and NML respectively. Neovasc GmbH conducts sales and marketing activities on behalf of NMI as part of the license agreement between NML and NMI for NMI to manufacture, distribute and sell the Reducer on behalf of NML. Neovasc Management Inc provides executive management services to Neovasc Inc.

B.Business Overview

Introduction

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM (the “Reducer”), for the treatment of refractory angina, which is currently under clinical investigation in the United States and has been commercially available in Europe since 2015, and the TiaraTM

(the “Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe.

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. Based on the early positive results of these activities, the Company formally launched a program to develop the Tiara. Neovasc established a separate entity, NTI, in March 2013 to develop and own the intellectual property related to the Tiara (Neovasc has transferred all intellectual property related to Tiara to NTI). On February 3, 2014, Neovasc announced the first human implant of the Tiara under special access compassionate use exemptions. Subsequently additional patients have been treated with the Tiara bringing the total number of patients treated with the device to 83 through April 25, 2021. In December 2014, the Company announced that it had received approval from the FDA to initiate the TIARA-I study in the United States. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of the Tiara valve system in high risk surgical patients. The study includes 27 patients enrolled at centers in the United States, Canada and Belgium. We received approval from the FDA to close enrollment in the TIARA-I study in the United States on November 15, 2019. On November 28, 2016, the Company announced that it had received both regulatory and ethics committee approval to initiate the TIARA-II in Italy. The TIARA-II study has since expanded through the opening of clinical sites in Germany, Israel, Spain and the United Kingdom. The TIARA-II study is a 115 patient, non-randomized, prospective clinical study evaluating the Tiara’s safety and performance. It is expected that data from this study will be used to file for CE Mark approval which would enable Neovasc to market the device in Europe.

In July 2008, Neovasc acquired NML, a pre-commercial vascular device company based in Israel. NML developed and owned intellectual property related to a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. Refractory angina, resulting in continuing symptoms despite maximal medical therapy and without further revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A publication in the Cardiovascular Revascularization Medicine Journal by Benck and Henry suggests that the prevalence of No-Option Refractory Disabling Angina (NORDA) in the U.S. population is between 26,000 and 52,000. In another publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous. It further stated that persistent angina is associated with a significant economic burden with healthcare costs almost being two-fold higher among patients with persistent angina post-percutaneous coronary intervention vs. those who become symptom free. The Company completed development of the Reducer and obtained authorization to affix the CE Mark, which allows for marketing of the Reducer product in the European marketplace. The Company initiated commercial sales of the Reducer product in early-2015. In March 2014, the Company announced that results of its COSIRA clinical trial had been presented at the ACC.14 medical conference. The COSIRA trial was a sham-controlled randomized, double-blinded study of the Reducer device in 104 patients with moderate to severe refractory angina. The results presented at ACC.14 confirmed that the COSIRA study had met its primary endpoint demonstrating the efficacy of the Reducer device with statistical significance. The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

In 2016, Neovasc initiated the REDUCER-I observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 330 patients have been enrolled across 24 centers that are active in Italy, Germany, Austria, Belgium, the Netherlands, the United Kingdom, Spain and Switzerland. In February 2018, the Reducer reached NUB 1 status in Germany, the highest level for important new therapies. NUB 1 status was renewed in January 2019 and again in January 2020. In 2020, more German clinics will continue to negotiate and finalize these reimbursement negotiations.

In October 2018, the Company announced that the FDA designated the Reducer as a Breakthrough Device. In December 2018, the Company filed a Q-Sub submission to the FDA containing a comprehensive overview of all available Reducer Clinical data, real world performance data and a risk/benefit analysis for patients with refractory angina requesting an FDA Sprint discussion meeting. The Sprint discussion occurred during January 2019. On February 20, 2019 the Company announced that the FDA had informed Neovasc that, despite “Breakthrough Device Designation”, the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible. Following the Sprint discussion held with the FDA on October 9, 2019 and weighing all available options a decision was made by the Company to pursue a PMA application for this Breakthrough medical device. On December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer. On October 27, 2020, the FDA Circulatory Systems Devices Panel Meeting was held. The Panel voted 14 to 4 “in favor” that the Neovasc Reducer™ is safe when used as intended and voted 1 to 17 “against” on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 “against” (2 abstained) on whether the relative benefits outweighed the relative risks. On January 15, 2021, the Company announced that it had received a not-approvable letter from FDA regarding its PMA submission for the Reducer.

Neovasc’s business operations started in March 2002, with the acquisition of NMI. NMI manufactured a line of collagen-based surgical patch products made for use in cardiac reconstruction and vascular repair procedures as well as other surgeries. Neovasc, through NMI, also sold biological tissue to industry partners and other customers who incorporated this tissue into their own products such as transcatheter heart valves. Neovasc’s biological products were made from chemically treated biocompatible pericardial tissue. In 2012, Neovasc sold the rights to manufacture a specific line of conventional surgical patch products to LeMaitre for $4.6 million but retained rights to the underlying tissue technology for all other uses. On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific Corporation to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Neovasc retained a license for its own Tiara products but ceased operations of its consulting services and contract manufacturing revenue line items in 2017.

Neovasc’s Strategy

The Company’s core strategy is to (i) expand revenue and global reimbursement for Reducer and conduct a U.S. IDE Study and (ii) advance the development program for the Tiara TA transapical system. The Company is focused on providing minimally invasive medical devices (including Reducer and Tiara) for a cardiovascular market that the Company believes is both growing and under-served by current treatment solutions.

Key elements of this strategy include:

•

Reducer revenue and reimbursement growth — continuing therapy development of the Reducer, and supplementing the successful COSIRA clinical trial with additional clinical experience through the Company’s targeted commercial launch of the Reducer in Europe and elsewhere and continued enrollment in the REDUCER I, real world post market observational clinical study. Improving revenue growth in Europe by leveraging the renewed NUB 1 status in Germany and by further reimbursement initiatives in other international markets including in the United Kingdom and France.

•	Reducer clinical and regulatory development — activating clinical sites and enrolling patients in the recently FDA approved COSIRA-II U.S. IDE study.
•

Tiara regulatory development — with the Company’s clinical experience of the Tiara and the clinical data from the TIARA II multi-center study, the Company is in ongoing discussions with its notified body and is pursuing a regulatory decision for Tiara TA under the European MDR rules.

Neovasc’s Products

Tiara

In 2009, Neovasc started initial activities to develop novel technologies for catheter-based treatment of mitral valve disease. In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The transapically delivered Tiara is currently in the clinical trial phase providing a minimally invasive transcatheter device for patients who experience severe Mitral Regurgitation as a result of functional (most patients) or degenerative mitral heart valve disease, combined with an enlarged left ventricle. There are millions of patients worldwide who suffer from severe Mitral regurgitation, the majority of them with functional Mitral Regurgitation. Mitral Regurgitation is often severe and can lead to heart failure and death. Currently, a significant percentage of patients with severe Mitral Regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. Many of these patients are treated today via minimally invasive mitral valve repair procedures; however, these procedures are also complex, can take a long period of time to complete, and the clinical outcomes may not be optimal. Currently there is no transcatheter mitral valve replacement device approved for use in the U.S.

Our two sizes, the 35mm and 40mm allow for the treatment of approximately 75% of the annulus sizes in this high-risk patient population, in our TIARA-I and TIARA-II Clinical Studies, but other anatomical and clinical factors may influence applicability of the devices in patients. Currently, approximately 20% of this high-risk patient population meet all inclusion criteria for the Tiara studies and can be treated.

As of March 8, 2022, 83 patients have been treated with Tiara in either the TIARA-I Early Feasibility Clinical Study, compassionate use cases or in our TIARA-II CE Mark Clinical Study. Neovasc believes that early results have been encouraging. The 30-day survival rate at the time of data cut-off on April 15, 2021, for the 83 patients treated with the Tiara is 89% with one patient now now more than 7 years post implant. The Tiara has successfully treated both functional and degenerative Mitral Regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical annuloplasty rings. On November 15, 2019, TIARA-I study enrollment was closed with 27 patients treated. This decision was not due to any safety concerns. The objective of the TIARA-I Early Feasibility study was to demonstrate the safety of the Neovasc TMVR system, while gathering preliminary information on device performance and clinical outcomes. With the experience to date, the Company believes it has accomplished this objective. The patients that are in follow-up will continue their follow up assessments, adverse event reporting requirements, etc. as per protocol through their 5-year visits. This decision had no impact on the TIARA-II CE Mark Study. There are currently 16 active sites across Germany, Israel, Spain, the Netherlands and the UK. However, due to the COVID-19 pandemic restrictions, enrollment continues to be on temporary hold (sites were notified on April 24, 2020 of the temporary hold). The results from our clinical experience to-date continues to demonstrate the potential benefit for patients who otherwise have no treatment options.

Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement, in particular the combination of its low profile, its D shape, enabling a better anatomical fit and less risk of left ventricular outflow tract obstruction, and its unique combined skirt and anchoring mechanism. The Tiara has successfully treated 17 patients with previous aortic valves (AVR), including mechanical, bioprosthetic and TAVI, without any LVOT obstruction, no peri-procedural deaths or paravalvular leak. Data on the first 12 patients with previous AVR treated with Tiara was published in 2018 in Circulation: Cardiovascular Interventions.

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

The TIARA-II study is estimated to cost approximately $15 million and many challenges remain prior to achieving commercialization (including, but not limited to, positive clinical trial results and obtaining regulatory approval from the relevant authorities).  The Company is managing and conducting the TIARA-II study itself in conjunction with certain service providers who undertake portions of data collection, data management, data analysis, safety and event monitoring and similar functions. The Tiara is currently manufactured for use in these studies by Neovasc at its own facilities following required medical device quality requirements. In the event of a positive outcome from the TIARA-II study and the Company successfully obtaining CE Mark approval, and if the Company decides to commercialize the Tiara TA, the Tiara would be commercially manufactured in the same manner at Neovasc’s facility.

Regulatory Status

The Company filed for CE Mark under MDD but was unable to complete the regulatory review process before the expiration of the MDD on May 26, 2021. Therefore, the Company was unable to receive CE Mark under MDD in the first half of 2021. The Company is in ongoing discussions with its notified body and is pursuing a regulatory decision under MDR rules. There is no assurance that European regulatory filing and an approval will be granted in the time frame anticipated by management or granted at any time in the future or that any or all of the sizes will be approved. There is no expectation that this product will be revenue-generating in the near term. The Tiara TA is an early-stage development product without any regulatory approvals in any country. The Company expects ongoing expenses associated with Tiara TA regulatory, clinical and other functional activities.

The Company has indefinitely paused development activity associated with Tiara TF. There can be no assurance that the Company will re-start development activity with Tiara TF or that it will maintain the development pause.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary vasculature delivers an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies.

Worldwide, coronary artery disease (“CAD”) is the leading cause of death. It is the largest contributor to the global burden of disease as reflected in disability-adjusted life years, a measure which combines premature mortality and the prevalence and severity of ill-health. On this measure, the impact of CAD increased by 29% in the period from 1990 to 2010. This reflects the worldwide shift to those chronic diseases associated with an aging global population. The most frequent (and often the first) manifestation of stable CAD is chronic stable angina. As a result, angina is a significant burden on healthcare systems worldwide. There is a clear association between more frequent angina and greater utilization of healthcare resources.

Refractory angina, resulting in continued symptoms despite maximal medical therapy without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year. A publication in the Cardiovascular Revascularization Medicine Journal by Benck and Henry suggests that the prevalence of No-Option Refractory Disabling Angina (NORDA) in the U.S. population is between 26,000 and 52,000. Another publication in the European Heart Journal by Crea et al., stated persistence of angina caused by incomplete coronary revascularization may occur in up to 30% in the current era, although definitions of incomplete revascularization are heterogeneous. It further stated that persistent angina is associated with a significant economic burden with healthcare costs almost being two-fold higher among patients with persistent angina post-percutaneous coronary intervention vs. those who become symptom free. Additionally, there is emerging interest in treating patients that have refractory angina despite patent coronary arteries. Angina with non-obstructive coronary artery disease may affect as many as 39% of patients with chest pain according to a study from Patel et. al, published in the New England Journal of Medicine. Furthermore, a publication in Circulation by Lee et. al. suggests upwards of 20% of patients with angina and non-obstructive coronary artery disease have evidence of microvascular dysfunction. Increasing interest in diagnosis and treatment of angina and microvascular dysfunction as evidenced by the 2019 ESC Guidelines for the diagnosis and management of chronic coronary syndromes provides growing support for Reducer treatment.

The pain and shortness of breath associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Clinical studies demonstrate that the Reducer can provide significant relief of chest pain, shortness of breath and other debilitating symptoms in refractory angina patients. A significant proportion of the refractory angina patients in the United States and in Europe are potential candidates for the current Reducer therapy, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial potential market opportunity for the Reducer. There continues to be interest from the medical community to explore the use of Reducer for other indications. Further clinical trials will need to be conducted to explore this possibility.

The Reducer is targeting a patient population that has failed to gain relief of their symptoms, despite other medical treatment options. A refractory patient, by definition, is resistant to other existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain, shortness of breath and other debilitating symptoms. Neovasc believes that further studies may demonstrate that additional patient populations may benefit from treatment with Reducer and thus could further increase its market potential.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile, pre-loaded on a balloon catheter compatible with a 9 French delivery sheath and operates over a 0.035 inch guidewire. The implant procedure requires minimal training for experienced interventionalists.

Using a catheter-based procedure, the Reducer is implanted in the coronary sinus (the main vein draining blood from the heart muscle). Following implantation, the Reducer (all but the mid-section) becomes covered with endothelial tissue after about 4-6 weeks. This tissue coverage creates a permanent (but reversible, if necessary) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This focal narrowing provides a backwards pressure elevation in the coronary sinus which is intended to improve blood perfusion to ischemic territories of the heart muscle by redistributing blood from the less ischemic areas to the more ischemic areas of the heart muscle. This can result in improved perfusion of the endocardium, which helps relieve ischemia and chest pain, shortness of breath and other debilitating symptoms.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these approaches required either the use of highly invasive surgery or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this coronary sinus reduction therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer’s first demonstration of excellent results was in multiple animal studies and a first-in-human clinical trial in which 15 patients suffering from chronic refractory angina were followed out to six months, and then again at three years post implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data were presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients at six months and these same results were noted at the three year follow up. During this period, the Reducer remained patent with no evidence of migration, and symptom relief was maintained in these patients.

The Company executed the COSIRA trial, a prospective, multicenter, randomized, double-blind, sham-controlled study to assess the safety and effectiveness of the Reducer device in 2013. The COSIRA trial’s primary endpoint was a two-class improvement in angina symptoms six months after implantation based on the patients’ ratings on the Canadian Cardiovascular Society “CCS” angina grading scale; a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class III or IV, were enrolled in the COSIRA trial. The trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 [34.6%] of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 [15.4%] of the control patients [p-value = 0.024]). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 [71.2%] of the Reducer patients showed this improvement compared to 22 of 52 [42.3%] of the control patients [p-value = 0.003]). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

In 2016, Neovasc initiated the REDUCER-I post market observational study as a multi-center, multi-country, three-arm study collecting long-term data from European patients implanted with the Reducer. The study is expected to enroll up to 400 patients. Currently, 330  patients have been enrolled across 24 centers that are active in Italy, Germany, Austria, Belgium, the Netherlands, the United Kingdom, Spain and Switzerland. Enrollment has been delayed due to the impact of COVID-19.

In 2018 an article by Parikh, et al., was published in the Journal of the American College of Cardiology (JACC) titled, “First-in-Human Use of Coronary Sinus Reducer in Patients with Refractory Angina”. This article describes the long-term structural, anatomic, and clinical durability of the Reducer. Reducers were patent 12 years following implantation, with no signs of strut fractures, dislocation, thrombosis, or migration, and the sustained improvement in angina class seen at six months and three years was also maintained at the 12-year follow-up.

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

Included in the numerous publications of clinical results since the COSIRA study was published in the New England Journal of Medicine in 2015, a publication in the European Heart Journal by Gallone, et al., on the “Cost-effectiveness of the coronary sinus Reducer and its impact on the healthcare burden of refractory angina” indicated that the Reducer was consistently cost-effective according to a range of cost-effectiveness thresholds after just one year of implant.

Following the positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in multiple jurisdictions across Europe. Direct sales are underway in select centers in Germany.

Based on achieving NUB 1 status in Germany and a general positive reception in the European market, with positive experiences by many physicians from the treatment of their own patients with the Reducer, we are seeing an increase in adoption of the Reducer therapy in Europe. COVID-19 had a marked impact on Reducer revenues and we anticipate that the negative impact will be felt again in 2022. It is unclear how long the negative impact of COVID-19 will persist.

We are seeing a growing level of enthusiasm in Europe for the Reducer therapy and we believe that the therapy has significant potential. In order to further accelerate the penetration of the therapy, we are open to considering strategic alternatives for the Reducer, including potential alliances in Europe, and the rest of the world.

On May 6, 2019, the Company announced that 1,000 patients diagnosed with refractory angina have been treated with the Reducer. The Reducer therapy now benefits from medical evidence spanning 1,000 patients and 14 years of follow up.

On September 3, 2019, the Company announced that the European Society of Cardiology included Neovasc Reducer in the European Practice Guidelines for the Diagnosis and Management of Chronic Coronary Syndromes. The Reducer entered at Class 2 B.

On November 1, 2019, the Company announced it had advised the FDA of its decision to submit a PMA application, and on December 31, 2019, the Company announced the submission of a PMA to the FDA for the Reducer.

On July 9, 2020, the Company announced it had received notification of an FDA Circulatory Systems Devices Panel Meeting scheduled for October 27, 2020.

On October 28, 2020, the Company announced results from the FDA Circulatory Systems Devices Panel Meeting at which the Panel voted 14 to 4 “in favor” that the Reducer is safe when used as intended and voted 1 to 17 "against" on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 "against” (2 abstained) on whether the relative benefits outweighed the relative risks. As a result, on January 15, 2021, the Company announced that it had received a not-approvable letter from FDA regarding its PMA submission for the Neovasc Reducer.

On September 16, 2021, the Company received FDA approval for the Investigational Device Exemption (IDE) regarding the COSIRA-II IDE Clinical Trial. Following multiple discussions with FDA, the approved protocol for the COSIRA-II study is designed to answer key questions arising from the October 2020 Circulatory Systems Devices Panel Meeting regarding the Reducer.

On January 5, 2022, the Company announced first patient enrollment in the COSIRA-II trial.  The Company is focused on activating centers and enrolling in the study.

Regulatory Status

The Reducer received CE Mark designation in November 2011. On November 3, 2017, Neovasc received FDA approval for a U.S. IDE clinical trial, COSIRA-II (a trial design similar to the COSIRA study). While the principal investigator and co-principal investigator for this study were already appointed, the Company did not initiate the U.S. clinical trial at that time, funding being the largest impediment. The cost of this U.S. clinical trial is expected to be approximately $35 million. The Company expects significant future expenses associated with the clinical studies, and regulatory submissions, for the Reducer. The September 15, 2021 IDE Supplement approval provided FDA approval for an updated protocol for the COSIRA-II Study, which has begun enrollment in the United States.

On October 10, 2018, the Company announced that the FDA had granted “Breakthrough Device Designation” for the Reducer. The FDA grants this designation in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.

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

On February 20, 2019 the Company announced that the FDA had informed Neovasc that, despite “Breakthrough Device Designation”, the FDA review team recommended collection of further pre-market blinded data prior to PMA submission.

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

On October 27, 2020, the FDA Circulatory Systems Devices Panel Meeting was held. The Panel voted 14 to 4 “in favor” that the Neovasc Reducer™ is safe when used as intended and voted 1 to 17 “against” on the issue of a reasonable assurance of effectiveness. The third vote was 13 to 3 “against” (2 abstained) on whether the relative benefits outweighed the relative risks. As a result, on January 15, 2021, the Company received a “not-approvable” letter from the FDA regarding its PMA submission for the Reducer.

On September 16, 2021, the Company received FDA approval for the Investigational Device Exemption (IDE) regarding the COSIRA-II IDE Clinical Trial. Following multiple discussions with FDA, the approved protocol for the COSIRA-II study is designed to answer key questions arising from the October 2020 Circulatory Systems Devices Panel Meeting regarding the Reducer. On January 5, 2022, the Company announced enrollment of the first patient in the COSIRA-II clinical trial.

New Products/Components/Cycles

Tiara

The Company has indefinitely paused development activity associated with Tiara TF. There can be no assurance that the Company will re-start development activity with Tiara TF or that it will maintain the development pause.

Reducer

The Reducer is a commercial-stage product with European CE Mark approval. The Company initiated a pilot launch of the Reducer in select European markets in 2015. The Company has also initiated Reducer sales in other non-U.S. markets with distribution agreements in several countries.

A well-known and well-established medical device contract manufacturer is manufacturing the Reducer for the Company and we are in the process of transitioning manufacture of the device to another similar contract manufacturer. The majority of the components that make up the Reducer are readily available; however, two critical components of the device are not. The balloon portion of the delivery system is technically challenging to manufacture and the Reducer device, while a basic technology, must be manufactured in Israel due to restrictions on the transfer of intellectual property and manufacturing out of Israel stemming from certain research grants received by NML prior to the acquisition in July 2008.

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

While a definitive pattern of demand has not yet been established and the effect is expected to be minimal, the cyclical nature of the meat industry could conceivably have an impact on the quality and availability of raw tissue and could potentially impact the yields and margins for the product over the course of any given year. Further information about Peripatch can be found above under the heading “Neovasc’s Products”.

Principal Markets

Category of Activity

The Company’s revenues have historically been derived from its sales of the Reducer. The following table sets forth the breakdown of revenues by these categories of activity:

	Revenue
	Year Ended December 31,
Category of Activity	2021	2020	2019
Reducer Sales	$2,547,406	$1,957,362	$2,092,032
Total	$2,547,406	$1,957,362	$2,092,032

Marketing

The Company markets the Reducer through direct sales in Germany and France and through distributors for other countries in Europe, the Middle East and Australia. The Company has signed distribution agreements in a number of European countries as well as Saudi Arabia, Israel and Australia, and has ongoing Reducer sales activities in these countries. In 2022, Neovasc’s marketing plan is to focus its sales activities on Germany, after retaining NUB 1 status in that country, and France, after obtaining transitional French reimbursement, as well as on further penetration of markets where the Company already has a sales presence with distributors. The Company is unable to initiate marketing activities in the United States until receiving U.S. regulatory approval, if such approval is granted. As the Company continues to receive favorable reimbursement in markets including, Germany, France and the United Kingdom, it expects to expand its direct sales presence in those markets.

Economic Dependence

Our success and competitive position are dependent in part upon our proprietary intellectual property. We rely on a combination of patents and trade secrets to protect our proprietary intellectual property, and we expect to continue to do so.

Commercial Contracts

For the year ended December 31, 2021, revenues from the Company’s three largest customers accounted for approximately 15%, 11% and 5% of the Company’s sales. These customers are typically established medical device distributors who distribute Reducer within a broader portfolio of third party products.

Intellectual Property Strategy

Both Neovasc and the broader medical device industry attach significant importance to patents for the protection of new technologies, products and processes. Accordingly, Neovasc’s success depends, in part, on its ability to obtain patents or rights thereto, to protect commercial secrets and carry on activities without infringing the rights of third parties. See “Risk Factors” in Item 3.D and “Consolidated Statements and Other Financial Information — Legal Proceedings” in Item 8.A elsewhere in this Annual Report for a description of certain pending, ongoing or potential future legal proceedings and risks relating thereto. Where appropriate, and consistent with management’s objectives, patents are pursued once concepts have been validated through appropriate laboratory work. To that end, Neovasc will continue to seek patents in relation to those components or concepts that it perceives to be important.

Neovasc has patents and patent applications with respect to its technology. The specific active patent applications and granted patents to which Neovasc has rights are listed below, along with notes relating to the countries in which the patent applications have been filed and the expected expiration dates of such patent applications.

Tiara ‒ Pending Applications

						ESTIMATED
		APPLICATION	PATENT	GRANT	PUBLICATION	EXPIRY
TITLE	COUNTRY	NUMBER	NUMBER	DATE	NUMBER	DATE
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	China	202110686668.6			113476180	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	European Patent Office	13796278.3			EP2854719	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	Canada	3,080,648			3080648	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	United States of America	17/168,818			US 2021-0169648 A1	May 29, 2033
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Canada	3,128,568				Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	China	202110973022.6			113599024	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	European Patent Office	20189439.1			3799835	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	United States of America	16/743,691			US 2020-0222180 A1	Mar 3, 2034
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	Australia	2017361296				Nov 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	Canada	3,042,588				Nov 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	China	202111153690.0			113893064	Nov 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	European Patent Office	17870820.2			3541462	Nov 21, 2037
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	United States of America	16/796,157			US 2020-0188105 A1	Nov 21, 2037
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	Canada	3,066,262			3066262	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	European Patent Office	13749578.4			EP2814429	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	United States of America	16/439,170			US 2019-0358032 A1	Feb 8, 2033
TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	3112399				May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	European Patent Office	11777065.1			2566416	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Japan	2020-206854			2021-037423	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	16/559,191			US 2020-0015965 A1	Apr 28, 2031
TRANSSEPTAL DELIVERY SYSTEM	Canada	3,007,660				Dec 15, 2036
TRANSSEPTAL DELIVERY SYSTEM	China	202110189975.3			113069242	Dec 15, 2036
TRANSFEMORAL DELIVERY SYSTEM	Germany	202019101552.7				Dec 15, 2026
TRANSSEPTAL DELIVERY SYSTEM	European Patent Office	16874205.4			3389557	Dec 15, 2036
TRANSSEPTAL DELIVERY SYSTEM	Japan	2021-211831				Dec 15, 2036
TRANSSEPTAL DELIVERY SYSTEM	United States of America	16/812,865			US 2020-0205972 A1	Dec 15, 2036
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2021200979				Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	3,065,854			3,065,854	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	European Patent Office	21180893.6			3919026	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	16/707,481			US 2020-0188091 A1	Jun 21, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	Canada	3,007,670				Jan 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	China	202110837427.7			113633435	Jan 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	European Patent Office	17743534.4			3407835	Jan 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	Japan	2021-210765				Jan 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	United States of America	16/559,169			US 2019-0388219 A1	Jan 27, 2037
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	3,073,834				Aug 24, 2038
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	China	201880068645.5			111263622	Aug 24, 2038
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	European Patent Office	18849180.7			3672530	Aug 24, 2038
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	17/076,562			US 2021-0030542 A1	Aug 24, 2038
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	United States of America	16/440,765			US 2020-0000587 A1	Apr 1, 2034
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2019374743				Nov 8, 2039
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	3,118,599				Nov 8, 2039
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	China	201980088422.X			113271890	Nov 8, 2039
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	European Patent Office	19883080.4			3876870	Nov 8, 2039
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	Japan	2021-524365			2022-506775	Nov 8, 2039
VENTRICULAR DEPLOYMENT OF A TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	16/678,364			US 2020-0146814 A1	Nov 8, 2039
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	Australia	2020256195				Apr 1, 2040
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	Canada	3,135,753				Apr 1, 2040
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	China	202080033982.8			113811265	Apr 1, 2040
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	European Patent Office	20784615.5			3946163	Apr 1, 2040
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	Japan	2021-558833				Apr 1, 2040
CONTROLLABLY DEPLOYABLE PROSTHETIC VALVE	United States of America	16/837,884			US 2020-0306040 A1	Apr 1, 2040
PROSTHETIC VALVE WITH NATURAL BLOOD FLOW	Australia	2020271896				Apr 10, 2040
PROSTHETIC VALVE WITH NATURAL BLOOD FLOW	Canada	3,136,334				Apr 10, 2040
PROSTHETIC VALVE WITH NATURAL BLOOD FLOW	China	202080042203.0			113924065	Apr 10, 2040
PROSTHETIC VALVE WITH NATURAL BLOOD FLOW	European Patent Office	20788456.0			3952792	Apr 10, 2040
PROSTHETIC VALVE WITH NATURAL BLOOD FLOW	United States of America	16/845,870			US 2020-0323637 A1	Apr 10, 2040
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	Australia	2020233892				Mar 6, 2040
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	Canada	3,132,873				Mar 6, 2040
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	China	202080030790.1			113747863	Mar 6, 2040
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	European Patent Office	20770471.9				Mar 6, 2040
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	Japan	2021-553368				Mar 6, 2040
RETRIEVABLE PROSTHESIS DELIVERY SYSTEM	United States of America	16/811,693			US 2020-0281720 A1	Mar 6, 2040
LOW PROFILE PROSTHETIC MITRAL VALVE	Australia	2020295566				Jun 19, 2040
LOW PROFILE PROSTHETIC MITRAL VALVE	Canada	3143344				Jun 19, 2040
LOW PROFILE PROSTHETIC MITRAL VALVE	China	202080052112.5				Jun 19, 2040
LOW PROFILE PROSTHETIC MITRAL VALVE	European Patent Office	20827239.3				Jun 19, 2040
LOW PROFILE PROSTHETIC MITRAL VALVE	Japan	2021-575410				Jun 19, 2040
LOW PROFILE PROSTHETIC MITRAL VALVE	United States of America	16/906,782			US 2020-0397570 A1	Jun 19, 2040
INTRODUCER WITH HEMOSTASIS MECHANISM	Australia	2020279750				May 20, 2040
INTRODUCER WITH HEMOSTASIS MECHANISM	Canada	3,140,925				May 20, 2040
INTRODUCER WITH HEMOSTASIS MECHANISM	China	202080047634.6				May 20, 2040
INTRODUCER WITH HEMOSTASIS MECHANISM	European Patent Office	20809875.6				May 20, 2040
INTRODUCER WITH HEMOSTASIS MECHANISM	United States of America	16/879,416			US 2020-0368514 A1	May 20, 2040
SYSTEMS AND METHODS FOR DEPLOYING AND RETRIEVING A PROSTHESIS	United States of America	63/264,220

Tiara — Granted Patents

						ESTIMATED
		APPLICATION	PATENT	GRANT	PUBLICATION	EXPIRY
TITLE	COUNTRY	NUMBER	NUMBER	DATE	NUMBER	DATE
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	China	201380040510.5	104507424	Aug 17, 2016	104507424	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	Canada	2,874,219	2,874,219	Jul 14, 2020		May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	China	201610647657.6	ZL201610647657.6	Jul 9, 2021	106214288	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	Japan	2015-514301	6329535	Apr 27, 2018	2015-517854	May 30, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	United States of America	13/904,827	9,345,573	May 24, 2016	US 2014-0155990 A1	May 29, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	United States of America	15/134,164	10,016,275	Jul 10, 2018	US 2016-0228251 A1	May 29, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	United States of America	15/890,119	10,314,705	Jun 11, 2019	US 2018-0168807 A1	May 29, 2033
METHODS AND APPARATUS FOR LOADING A PROSTHESIS ONTO A DELIVERY SYSTEM	United States of America	16/295,913	10,940,001	Mar 9, 2021	US 2019-0254820 A1	May 29, 2033
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Australia	2014231689	2014231689	May 2, 2019		Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Canada	2,900,571	2900571	Oct 19, 2021	2900571	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Switzerland	14764106.2	2967860	Sep 9, 2020	EP2967860	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	China	201480014460.8	ZL201480014460.8	Nov 2, 2018	105283149	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	China	201811216893.8	ZL201811216893.8	Sep 10, 2021	109259895	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Germany	14764106.2	602014070005.5	Sep 9, 2020	EP2967860	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Germany	202014011450.1	202014011450	Nov 3, 2020		Mar 31, 2024
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	France	14764106.2	2967860	Sep 9, 2020	EP2967860	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	United Kingdom	14764106.2	2967860	Sep 9, 2020	EP2967860	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Italy	14764106.2	2967860	Sep 9, 2020	EP2967860	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Japan	2015-561839	6464101	Jan 11, 2019	2016-508858	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	Netherlands	14764106.2	2967860	Sep 9, 2020	EP2967860	Mar 6, 2034
PROSTHETIC VALVE WITH ANTI-PIVOTING MECHANISM	United States of America	14/195,576	10,583,002	Mar 10, 2020	US 2014-0257467 A1	Mar 3, 2034
METHODS AND SYSTEMS FOR RAPID RETRACTION OF A TRANSCATHETER HEART VALVE DELIVERY SYSTEM	China	2017800720409	ZL201780072040.9	Oct 15, 2021	109996581	Nov 21, 2037
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	Australia	2013220881	2013220881	Feb 8, 2018		Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	Australia	2017239620	2017239620	May 23, 2019	2017239620	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	Canada	2,864,160	2,864,160	Mar 10, 2020		Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	China	201380017320.1	104203158	Aug 17, 2016	104203158	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	China	201610543000.5	ZL201610543000.5	Nov 13, 2018	105997305	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	Japan	2014-555904	6209543	Sep 15, 2017	2015-506768	Feb 13, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	United States of America	13/762,671	9,554,897	Jan 31, 2017	US 2014-0052237 A1	Feb 8, 2033
METHODS AND APPARATUS FOR ENGAGING A VALVE PROSTHESIS WITH TISSUE	United States of America	15/378,892	10,363,133	Jul 30, 2019	US 2017-0231760 A1	Feb 8, 2033
TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2011250606	2011250606	Jun 19, 2014		May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2014203064	2014203064	Sep 24, 2015	2014203064	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	2,797,863	2,797,863	Jul 9, 2019		May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	3,043,737	3043737	May 4, 2021	3043737	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	China	201180029086.5	103079498	Nov 25, 2015	103079498	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	China	201510607482.1	105287050	Dec 1, 2017	105287050	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Japan	2013-508338	6010530	Sep 23, 2016	2013-525039	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Japan	2016-148192	6463706	Jan 11, 2019	2016-185404	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	Japan	2019-000320	6811262	Dec 16, 2020	2019-069241	May 4, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	13/096,572	8,579,964	Nov 12, 2013	US 2011-0319989 A1	Apr 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	14/046,606	9,770,329	Sep 26, 2017	US 2014-0039611 A1	Apr 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	14/685,418	9,241,790	Jan 26, 2016	US 2015-0216655 A1	Apr 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	14/692,605	9,248,014	Feb 2, 2016	US 2015-0257878 A1	Apr 28, 2031
TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	15/682,890	10,449,042	Oct 22, 2019	US-2017-0348100-A1	Apr 28, 2031
TRANSSEPTAL DELIVERY SYSTEM	China	2016800818120	ZL2016800818120	Feb 26, 2021	108601645	Dec 15, 2036
TRANSSEPTAL DELIVERY SYSTEM	Japan	2018-530833	7002451	Jan 4, 2022	2018-537225	Dec 15, 2036
TRANSSEPTAL DELIVERY SYSTEM	United States of America	15/379,748	10,631,984	Apr 28, 2020	US-2017-0165064-A1	Dec 15, 2036
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Austria	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2017232067	2017232067	Apr 18, 2019	2017232067	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2019202290	2019202290	May 7, 2020		Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Australia	2020202169	2020202169	Mar 4, 2021		Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Canada	2,856,088	2,856,088	Mar 10, 2020		Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Switzerland	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Switzerland	18171652.3	3400907	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	China	201280067082.0	104302247	Sep 28, 2016	104302247	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Germany	12851477.5	602012047283.9	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Germany	18171652.3	60 2012 076 257.8	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Denmark	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	European Patent Office	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	European Patent Office	18171652.3	3400907	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Spain	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	France	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	France	18171652.3	3400907	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United Kingdom	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United Kingdom	18171652.3	3400907	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Italy	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Italy	18171652.3	502021000083546	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Japan	2014-542648	6133885	Apr 28, 2017	2015-504337	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Netherlands	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Netherlands	18171652.3	3400907	Jul 28, 2021	3400907	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	Sweden	12851477.5	2782523	Jun 6, 2018	EP2782523	Nov 20, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	13/679,920	9,308,087	Apr 12, 2016	US 2013-0211508 A1	Nov 16, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	15/046,371	9,713,529	Jul 25, 2017	US 2016-0157999 A1	Nov 16, 2032
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	15/628,924	10,537,422	Jan 21, 2020	US 2017-0281336 A1	Nov 16, 2032
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	China	201780021798.X	ZL201780021798.X	Aug 10, 2021	108882981	Jan 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	Germany	202017007326.9	202017007326	Oct 20, 2020		Jan 31, 2027
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	Japan	2018-539080	7006940	Jan 11, 2022	2019-503246	Jan 27, 2037
PROSTHETIC VALVE FOR AVOIDING OBSTRUCTION OF OUTFLOW	United States of America	15/418,511	10,433,952	Oct 8, 2019	US 2017-0216023 A1	Jan 27, 2037
SEQUENTIALLY DEPLOYED TRANSCATHETER MITRAL VALVE PROSTHESIS	United States of America	16/111,898	10,856,984	Dec 8, 2020	US-2019-0060071-A1	Aug 24, 2038
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	Australia	2014201920	2014201920	May 23, 2019	2014201920	Apr 3, 2034
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	United States of America	14/242,661	9,572,665	Feb 21, 2017	US 2014-0343669 A1	Apr 1, 2034
METHODS AND APPARATUS FOR DELIVERING A PROSTHETIC VALVE TO A BEATING HEART	United States of America	15/404,012	10,383,728	Aug 20, 2019	US 2017-0209266 A1	Apr 1, 2034

Reducer — Pending Applications

						ESTIMATED
		APPLICATION	PATENT	GRANT	PUBLICATION	EXPIRY
TITLE	COUNTRY	NUMBER	NUMBER	DATE	NUMBER	DATE
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	United States of America	16/708,915			US 2020-0178978 A1	Mar 27, 2020
FLOW REDUCING IMPLANT	Canada	3,075,142			3075142	Oct 3, 2022
VARYING DIAMETER VASCULAR IMPLANT AND BALLOON	United States of America	16/988,273			US 2020-0368053 A1	Nov. 25, 2023
COVERED FLOW MODIFYING APPARATUS	Australia	2020210935				Jan 23, 2040
COVERED FLOW MODIFYING APPARATUS	Canada	3,127,324				Jan 23, 2040
COVERED FLOW MODIFYING APPARATUS	China	202080018730.8			113891686	Jan 23, 2040
COVERED FLOW MODIFYING APPARATUS	European Patent Office	20745970.2			3914165	Jan 23, 2040
COVERED FLOW MODIFYING APPARATUS	Japan	2021-543301				Jan 23, 2040
COVERED FLOW MODIFYING APPARATUS	United States of America	16/750,750			US 2020-0229956 A1	Jan 23, 2040
FLOW MODIFYING IMPLANTS	Australia	2020211601				Jan 24, 2040
FLOW MODIFYING IMPLANTS	Canada	3,127,757				Jan 24, 2040
FLOW MODIFYING IMPLANTS	China	202080016466.4			113840583	Jan 24, 2040
FLOW MODIFYING IMPLANTS	European Patent Office	20745788.8			3914198	Jan 24, 2040
FLOW MODIFYING IMPLANTS	United States of America	16/751,860			US 2020-0237495 A1	Jan 24, 2040
VASCULAR IMPLANT	United States of America	16/748,018			US 2020-0155331 A1	Nov 18, 2024

Reducer — Granted Patents

						ESTIMATED
		APPLICATION	PATENT	GRANT	PUBLICATION	EXPIRY
TITLE	COUNTRY	NUMBER	NUMBER	DATE	NUMBER	DATE
DEVICE AND METHOD FOR TREATING ISCHEMIC HEART DISEASE	United States of America	09/534,968	6,953,476	Oct 11, 2005		Mar 27, 2022
VASCULAR IMPLANT	Canada	2,551,081	2,551,081	Oct 22, 2013		Nov 18, 2024
VASCULAR IMPLANT	Canada	2,823,472	2,823,472	Aug 2, 2016	2823472	Nov 18, 2024
VASCULAR IMPLANT	Canada	2,930,497	2,930,497	Mar 24, 2020	2930497	Nov 18, 2024
VASCULAR IMPLANT	Germany	04799370.4	60 2004 046 016.8	Oct 15, 2014	EP1689324	Nov 18, 2024
VASCULAR IMPLANT	Germany	14164803.0	60 2004 048 617.5	Feb 3, 2016	EP2756821	Nov 18, 2024
VASCULAR IMPLANT	Germany	15186450.1	602004054531.7	Feb 19, 2020	3020377	Nov 18, 2024
VASCULAR IMPLANT	France	04799370.4	EP1689324	Oct 15, 2014	EP1689324	Nov 18, 2024
VASCULAR IMPLANT	France	14164803.0	EP2756821	Feb 3, 2016	EP2756821	Nov 18, 2024
VASCULAR IMPLANT	France	15186450.1	3020377	Feb 19, 2020	3020377	Nov 18, 2024
VASCULAR IMPLANT	United Kingdom	04799370.4	EP1689324	Oct 15, 2014	EP1689324	Nov 18, 2024
VASCULAR IMPLANT	United Kingdom	14164803.0	EP2756821	Feb 3, 2016	EP2756821	Nov 18, 2024
VASCULAR IMPLANT	United Kingdom	15186450.1	3020377	Feb 19, 2020	3020377	Nov 18, 2024
VASCULAR IMPLANT	Israel	175747	175747	Nov 1, 2014		Nov 18, 2024
VASCULAR IMPLANT	Japan	2006-540772	5154799	Dec 14, 2012		Nov 18, 2024
VASCULAR IMPLANT	United States of America	13/250,968	8,911,489	Dec 16, 2014	US 2012-0022637 A1	Nov 18, 2024
VASCULAR IMPLANT	United States of America	14/542,311	9,744,059	Aug 29, 2017	US 2015-0073530 A1	Nov 18, 2024
FLOW REDUCING IMPLANT	Austria	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Belgium	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Canada	2,769,574	2,769,574	Dec 23, 2014	2769574	Oct 3, 2022
FLOW REDUCING IMPLANT	Canada	2,870,392	2,870,392	Nov 14, 2017	2870392	Oct 3, 2022
FLOW REDUCING IMPLANT	Canada	2,981,561	2,981,561	Aug 25, 2020	2981561	Oct 3, 2022
FLOW REDUCING IMPLANT	Switzerland	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Germany	02772791.6	602 36 755.7	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Denmark	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Spain	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	France	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	United Kingdom	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Israel	161278	161278	Dec 31, 2013	161278	Oct 3, 2022
FLOW REDUCING IMPLANT	Italy	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Japan	2003-531867	4398244	Oct 30, 2009	2005-503881	Oct 3, 2022
FLOW REDUCING IMPLANT	Liechtenstein	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Netherlands	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
FLOW REDUCING IMPLANT	Sweden	02772791.6	EP1450727	Jun 16, 2010	EP1450727	Oct 3, 2022
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	United States of America	14/026,816	8,858,612	Oct 14, 2014	US 2014-0067041 A1	Mar 27, 2022
METHODS FOR TREATING ABNORMAL GROWTHS IN THE BODY USING A FLOW REDUCING IMPLANT	United States of America	14/506,403	9,364,354	Jun 14, 2016	US 2015-0088239 A1	Jun 6, 2022
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Austria	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Belgium	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Switzerland	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Germany	03813970.5	603 26 883.8	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Spain	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	France	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	United Kingdom	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Italy	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Liechtenstein	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Netherlands	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023
VARYING-DIAMETER VASCULAR IMPLANT AND BALLOON	Sweden	03813970.5	EP1587449	Mar 25, 2009	EP1587449	Nov 25, 2023

C.Organizational Structure

The Company has the following seven wholly owned subsidiaries:

Name:	Date of Incorporation:	Jurisdiction of Incorporation:
Neovasc Medical Inc. (formerly PM Devices Inc.)	May 7, 1998	British Columbia
Neovasc Tiara Inc.	March 11, 2013	Canada (federal)
Neovasc Medical Ltd.	September 9, 2002	Israel
Neovasc (US) Inc. (formerly Medical Ventures (US) Inc.)	July 2, 2007	United States
B-Balloon Ltd.(1)	March 30, 2004	Israel
Neovasc GmbH	August 14, 2017	Germany
Neovasc Management Inc.	January 23, 2018	United States
(1)	B-Balloon Ltd. is in the process of being voluntarily wound up.

D.Property, Plant and Equipment

Neovasc’s operating plan does not include building infrastructure in the form of an in-house laboratory, capital equipment, headcount, or administrative burden. Neovasc operates from its head office located in Richmond, British Columbia, Canada. Neovasc sold its office and laboratory building, previously used for manufacture and testing of devices as well as office space, in June 2018.

The following table outlines significant properties that Neovasc currently leases:

	AREA
LOCATION	(IN SQUARE FEET)	LEASE EXPIRATION DATE	USE
Richmond, Canada	10,692	May 31, 2022	Office space and research and development lab
Richmond, Canada	14,965	May 31, 2022	Subleased space
Richmond, Canada	10,956	July 31, 2024	Manufacturing
Richmond, Canada	2,660	December 18, 2022	Office and warehousing
New Brighton, MN	6,716	May 31, 2023	Office and research and development lab

The Richmond office space costs $40,483 per month and is rented on an annual basis. The New Brighton office and research and development space costs $7,095 per month and is rented on an annual basis. Neovasc believes that its current facilities are too large to meet its ongoing needs and that it intends not to renew the lease space in Richmond, Canada when it expires on May 31, 2022. If Neovasc requires additional space in the future, it believes it will be able to obtain additional facilities on commercially reasonable terms.

Social or Environmental Policies

The Company’s processing of its pericardial tissue involves the use of some controlled and/or hazardous materials. The use and disposal of these materials is controlled by the Company’s quality control procedures and systems. Environmental factors are considered when disposing of these materials and the Company takes steps to ensure it is in compliance with the appropriate regulations surrounding disposal of these materials.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.Operating Results

Three Year Development

Recent Developments Subsequent to December 31, 2021

On February 1, 2022, the Consolidated Amended Shareholder Class Action Complaint was dismissed in its entirety with prejudice and without leave to amend.  On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit.

Year Ended December 31, 2021

On January 15, 2021, the Company received a “not approvable” letter from the FDA regarding its PMA submission for the Reducer. The FDA reviewed Reducer for treatment of patients with refractory angina pectoris despite guideline directed medical therapy, who are unsuitable for revascularization by coronary artery bypass grafting or by percutaneous coronary intervention.

On February 9, 2021 the Company announced that it had received written notification from the Nasdaq notifying the Company that it has regained compliance with the Minimum Bid Price Requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq. The Company has until June 8, 2021 to regain compliance with Nasdaq Listing Rule 5500(b)(2) with respect to the Market Value Requirements.

On February 12, 2021, the Company announced it has closed its previously announced sale of an aggregate of 36,000,000 Common Shares at a purchase price of $2.00 per Common Share in an offering priced at-the-market under the Nasdaq rules for aggregate gross proceeds to the Company of approximately $72 million, before deducting placement agent’s fees and estimated expenses of the offering payable by the Company.

On February 24, 2021, the Company announced it has received written notification from the Nasdaq Stock Market LLC informing the Company that it has regained compliance with the minimum market value requirement set forth in the rules for continued listing on the Nasdaq Capital Market.

On April 16, 2021, the Company announced that the Tiara Transapical system (Tiara TA) will be unable to receive a European CE mark under the current MDD regulations ending on May 26, 2021.

On May 10, 2021, the Company announced that the first patient has been enrolled in the COronary SInus Reducer for the Treatment of Refractory Microvascular Angina (COSIMA) trial

On May 25, 2021, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance. In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the $1.00 bid price requirement.

On June 7, 2021, the Company announced that the Neovasc Reducer(R) (Reducer) system has been granted national reimbursement in England as a result of being included in the High-Cost Tariff Excluded Devices (HCTED) national catalogue.

On June 10, 2021, the Company announced that it had indefinitely paused all product development activities on the Tiara TF device. Concurrent with this decision the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

On July 13, 2021, the Company announced that it appointed Lisa Becker as Vice President, Regulatory Affairs, Global Angina Therapies and Sarah Gallagher as Vice President, Clinical Affairs. The Company believes Ms. Becker and Ms. Gallagher bring significant experience and organizational capability. The two new leaders will be responsible for the ongoing regulatory and clinical efforts at the Company.

On September 16, 2021, the Company received FDA approval for the Investigational Device Exemption (IDE) regarding the COSIRA-II IDE Clinical Trial. Following multiple discussions with FDA, the approved protocol for the COSIRA-II study is designed to answer key questions arising from the October 2020 Circulatory Systems Devices Panel Meeting regarding the Reducer. On January 5, 2022, the Company announced enrollment of the first patient in the COSIRA-II clinical trial.

On November 30, 2021, the Company announced that the Neovasc Reducer(TM)(Reducer) system has been granted Prise en Charge Transitoire(PECT) reimbursement in France by the national health authority, Haute Autoritde Sant(HAS).

Year Ended December 31, 2020

On January 6, 2020, the Company closed its previously announced registered direct offering (the “January 2020 Financing”) priced at-the-market under Nasdaq rules of an aggregate of 1,185,000 series A units (the “Series A Units”) and 1,241,490 series B units (the “Series B Units” and together with the Series A Units, the “ January Units”) at a price of $4.1351 per Series A Unit and $4.1351 per Series B Unit for aggregate gross proceeds to the Company of approximately $10 million, before deducting placement agent’s fees and estimated expenses of the January 2020 Financing payable by the Company.

On April 27, 2020, the Company’s application for the Paycheck Protection Program loan through the U.S. Small Business Administration was approved, and forgiven in November 2020, for approximately $530,000. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the U.S. through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement.

On April 30, 2020, the Nasdaq Hearing Panel granted the Company’s request for an extension through August 17, 2020 to evidence compliance with the $35 million MVLS Requirement for continued listing on the Nasdaq.

On May 6, 2020, the Company appointed John Panton, formerly the VP, Quality to Chief Quality Officer effective immediately.

On May 26, 2020, the Company announced the offering of secured convertible notes (the “2020 Notes”) and warrants (the “May 2020 Warrants”), the warrant exchange transaction, repayment of the secured convertible notes of the Company issued in November 2017 (the “2017 Notes”) issued pursuant to the November 2017 private placement (the “2017 Private Placement”) and a settlement agreement between the Company and a certain investor pursuant to which the Company issued the Settlement Warrants (the “May 2020 Offering”).

On May 27, 2020, the Company announced that it has filed for CE Mark for its Tiara TA Transapical mitral valve replacement system.

On June 4, 2020, the Company announced that the Company issued a 2020 Note in the principal amount US$1 million. Following the earlier issuance of the 2020 Notes in the principal amount of $4 million and the May 2020 Warrants, the Company raised aggregate gross proceeds of $5 million.

On June 12, 2020, the Company announced an offering (the “June 2020 Offering”), whereby it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of an aggregate of 3,883,036 units comprised of one Common Share and three-quarters of one warrant (the “June 2020 Units”) at a purchase price of $2.973 per June 2020 Units in a registered direct offering priced at-the-market under Nasdaq rules for aggregate gross proceeds to the Company of approximately $11.5 million, before deducting placement agent’s fees and estimated expenses of the June Offering payable by the Company.

On June 25, 2020, the Company announced that it received written notification from the Nasdaq notifying the Company that it has regained compliance with the minimum Market Value Requirement (as defined below) set forth in the rules for continued listing on the Nasdaq.

On July 9, 2020, the Company announced that it had been informed by the FDA that the Circulatory System Devices Panel of the Medical Devices Advisory Committee will review the PMA for the Reducer at its October 27, 2020 meeting.

On July 23, 2020, SMG exercised 1,424,049 of the May 2020 Warrants for aggregate exercise proceeds to the Company of $3,750,945 and partial repayment of $3,613,341 (the “July 2020 Prepayment”) of the principal of the 2019 Note (as defined herein). In connection with the July 2020 Prepayment of the 2019 Note, the Company also issued to SMG 481,778 warrants (the “July 2020 Prepayment Warrants”) at a current exercise price of US$7.50 per August Prepayment Warrant in accordance with the terms of the 2019 Note.

On August 10, 2020, the Company announced an offering (the “August 2020 Offering”), whereby it has entered into definitive agreements with certain healthcare-focused institutional investors for the sale of an aggregate of 4,532,772 units comprised of one Common Share and three-quarters of one Warrant (the “August 2020 Units”) at a purchase price of $ 2.77575 per August Unit in a registered direct offering priced at-the-market under Nasdaq rules for aggregate gross proceeds to the Company of approximately $12.6 million, before deducting placement agent’s fees and estimated expenses of the August Offering payable by the Company.

On August 12, 2020, the Company completed the August 2020 Offering of an aggregate 4,532,772 units (the “August 2020 Units”) at a price of $2.775 per unit for aggregate gross proceeds to the Company of approximately $12,600,000 before deducting placement agent’s fee and estimated expenses of the August 2020 Offering payable by the Company.

On August 17, 2020, SMG exercised 501,000 of the remaining 1,149,910 May 2020 Warrants for aggregate exercise proceeds to the Company of $1,319,634 (the “August 2020 Prepayment”) of the principal of the 2019 Note (as defined herein). In connection with the prepayment of the 2019 Note, the Company also issued to SMG 168,518 Warrants (the “August Prepayment Warrants”) at a current exercise price of $7.50 per August Prepayment Warrant in accordance with the terms of the 2019 Note.

On December 10, 2020, the Company completed the registered direct offering (the “December 2020 Offering”) of an aggregate 6,230,803 units (the “December 2020 Units”)  comprised of one Common Share and one Warrant at a price of $0.9801 per unit for aggregate gross proceeds to the Company of approximately $6,100,000 before deducting placement agent’s fee and estimated expenses payable by the Company (the “December Offering”).

On December 8, 2020 and December 14, 2020, the Company received written notifications (the “Notification Letters”) from the Nasdaq notifying that the Company is not currently in compliance with the Nasdaq’s continued listing requirements which require that an issuer’s listed securities maintain a total market value of US$35 million (the “Market Value Requirements”) and a minimum bid price of at least $1.00 per share (the “Minimum Bid Price Requirements”). In accordance with Nasdaq Listing Rules, the Company has until June 8, 2021 to regain compliance with the Market Value Requirements and until June 14, 2021 to regain compliance with the Minimum Bid Price Requirements. In the event the Company does not regain compliance by the applicable deadlines, the Company may be eligible for additional time to regain compliance or may face delisting. The Notification Letters do not impact the Company’s listing on the Nasdaq at this time and the Company intends to monitor its market value between now and the applicable deadlines. During this time, we expect that the Common Shares will continue to be listed and trade on the Nasdaq. The Company’s business operations are not affected by the receipt of the Notification Letters. The Company is also listed on the Toronto Stock Exchange and the Notification Letters do not affect the Company’s compliance status with such listing.

Year Ended December 31, 2019

On January 3, 2019, the Company received the Market Value Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. The Market Value Notification Letter did not impact the Company’s listing on the Nasdaq at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until July 2, 2019, to regain compliance.

On January 14, 2019, the Company received the Bid Price Notification Letter from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. The Bid Price Notification Letter did not impact the Company’s listing on the Nasdaq at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until July 15, 2019, to regain compliance.

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

On January 23, 2019, the Company announced that the Journal of the American College of Cardiology: Cardiovascular Interventions had published a peer-reviewed article on the use of dipyridamole stress perfusion cardiac magnetic resonance to assess the performance of the Reducer, titled “Coronary Sinus Reducer Implantation to Reduce the Ischemic Burden in Refractory Angina.”

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

On September 7, 2018, Endovalve filed a complaint in the United States District Court for the District of New Jersey against Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”), alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. This agreement resolved certain potential claims against the Company. The settlement agreement contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement’s execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

On December 20, 2018, the Company filed a comprehensive Q-Sub submission to the FDA with all available Reducer clinical evidence, requesting a Sprint FDA discussion meeting. The Neovasc team, together with two top U.S. cardiologists, met with the FDA proposing moving forward with a PMA submission using the available Neovasc clinical evidence. On February 20, 2019, the Company announced that the FDA had informed Neovasc that, despite “Breakthrough Device Designation”, the FDA review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management, to attempt to bring this promising refractory angina device therapy to U.S. patients as soon as possible.

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

On February 28, 2019, the Company completed an underwritten public offering of 1,111,111 Common Shares, at a price of $4.50 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.02 million net proceeds of the February 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter’s compensation in the February 2019 Financing, the Company issued the underwriter warrants (the “February Broker Warrants”) to purchase in aggregate up to a 72,222 Common Shares, exercisable at a price per Common Share equal to $5.625 for a period of three years following issuance.

On March 4, 2019, the Company announced that the Tiara was featured in an update presentation at the Cardiovascular Research Technologies (CRT) meeting held March 2-5, 2019 in Washington, D.C.

On March 5, 2019, the Company announced that the Reducer was featured in a “Live Case” broadcast at the Cardiovascular Research Technologies (CRT) meeting held March 2-5, 2019 in Washington, D.C.

On March 12, 2019, the Company announced that it had entered into Exchange Agreements with the holders of all of its outstanding Series A common share purchase warrants (the “Series A Warrants”) and Series E common share purchase warrants (the “Series E Warrants”) issued pursuant to the 2017 Private Placement and the 2017 underwritten public offering (the “2017 Public Transaction”, and together with the 2017 Private Placement (the “2017 Financings”), pursuant to which the Company issued an aggregate of approximately 496,239 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.0085 of a Common Share for each Series A Warrant or Series E Warrant (the “Exchange”). Following completion of the Exchange, there are no longer any warrants remaining outstanding from the 2017 Financings.

On March 14, 2019, the Company announced that it had successfully completed its 2019 mandatory Surveillance Audit with its Notified Body, resulting in the maintenance of the Regulatory Certification (EC marking) and maintenance of the ISO 13485: 2016 certification of its quality management system.

On March 15, 2019, the Company completed an underwritten public offering of 1,111,111 Common Shares, at a price of $4.50 per Common Share, for gross proceeds of approximately $5 million before deducting the underwriting commission and offering expenses payable by the Company. The Company intends to use the approximately $4.25 million net proceeds of the March 2019 Financing for the development and commercialization of the Reducer, development of the Tiara and general corporate and working capital purposes. As part of the underwriter’s compensation in the March 2019 Financing, the Company issued the underwriter warrants (the “March Broker Warrants”, and together with the February Broker Warrants, the “Broker Warrants”) to purchase in aggregate up to a 72,222 Common Shares, exercisable at a price per Common Share equal to $5.625 for a period of three years following issuance.

On March 21, 2019, the Company announced that the Appeals Court in Munich rendered its decision with respect to the Company’s litigation with CardiAQ in Germany. The Appeals Court amended the decision of the German Court and dismissed the complaint of CardiAQ in full.

On May 16, 2019, the Company completed an offering of (i) 15% original issue discount convertible notes (the “2019 Notes”) with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 common shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000 (the “May 2019 Financing”).

On June 4, 2019, Dr. William O’Neill resigned from the board of directors and Fred Colen was elected in his place, and on September 16, 2019, Jane Hsiao resigned from the board of directors and Norman Radow was appointed in her place.

On August 22, 2019, the Company received written notification (the “Notification Letter”) from the Nasdaq notifying the Company that it is not in compliance with the minimum market value requirement set forth in Nasdaq Rules for continued listing on the Nasdaq Capital Market. Nasdaq Listing Rule 5550(b)(2) requires companies to maintain a minimum market value of US$35 million and Listing Rule 5810(c)(3)(C) provides that a failure to meet the market value requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the market value of the Company for the 30 consecutive business days from July 10, 2019 to August 20, 2019, the Company no longer meets the minimum market value requirement. The Notification Letter did not impact the Company’s listing on the Nasdaq Capital Market at that time. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was been provided 180 calendar days, or until February 17, 2020, to regain compliance with Nasdaq Listing Rule 5550(b)(2). To regain compliance, the Company’s market value must exceed US$35 million for a minimum of 10 consecutive business days.

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

The Company has incurred operating losses and comprehensive losses of $31,109,541 and $25,158,376 for the year ended December 31, 2021, respectively (2020: $35,168,428 and $ 30,170,251, and 2019: $30,047,080 and $33,618,494, respectively) and has a deficit of $420,116,274 as at December 31, 2021 (December 31, 2020: $395,227,205 and December 31, 2019: 366,532,164). As at December 31, 2021 the Company had $51,537,367 in cash and cash equivalents (December 31, 2020: $12,935,860 and December 31, 2019: $5,292,833).

As of December 31, 2021, the Company had approximately $51.5 million in cash and cash equivalents. During the year ended December 31, 2021, the Company raised $72 million in a registered direct offering that closed on February 12, 2021 with estimated net proceeds of $65 million to the Company. The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company until mid-2024 at the current burn rate. However, given the FDA’s decision to approve the COSIRA-II clinical study, it is likely that the Company will initiate programs that will require additional significant expenditures and that the increasing cash needs of the Company will likely shorten the time the proceeds will meet the requirements of the Company.

The Company will need to raise additional capital to fund its long-term objectives for the Tiara TA and the Reducer prior to the successful commercialization of these products in the longer term. There is no certainty that the Company will be able to raise additional capital through debt or equity or other means on terms acceptable to the Company or at all. There is also no certainty that the programs will be successfully commercialized, or any required funds will be available to the Company at the time needed or on terms acceptable to the Company. The terms of the required financing may also make it more difficult to obtain additional debt or equity financing in the future.

Given the current nature of the Company’s capital structure, the Company can give no assurance that it will be able to obtain additional funds needed in the future, on terms agreeable to the Company, or at all. These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern at December 31, 2021. The Company will re-evaluate the going concern risk at each reporting period and will remove the going concern and uncertainty note when the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt, equity or other financing to fund ongoing operations until profitability is achieved. For a description of the risks relating to the Company’s need for additional financing and the 2017 Notes see the Company’s Annual Report on Form 20-F, which is available on SEDAR at sedar.com and as filed with the SEC at www.sec.gov.

The consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Material adjustments may be necessary to the audited consolidated financial statements should these circumstances impair the Company’s ability to continue as a going concern.

Litigation Matters

Between June 2016 and November 2017, Neovasc was engaged in litigation with CardiAQ in the U.S. District Court for the District of Massachusetts and, upon appeal, in the United States Court of Appeals for the Federal Circuit (the "Appeals Court"). On November 13, 2017, the final mandate was issued by the Appeals Court and approximately $112 million damages and interest awards became due and payable. The Company had approximately $70 million placed in escrow but needed to raise an additional approximately $42 million or face bankruptcy proceedings. On November 17, 2017, the Company closed the 2017 Financings for gross proceeds of approximately $65 million and used approximately $42 million to settle the remaining damages and interest.

For a description of the Company’s ongoing litigation, see Item 8.A “Consolidated Statements and Other Financial Information — Legal Proceedings” of this Annual Report.

Operating Risks

The Company may need to raise additional capital prior to the successful commercialization of its products. There is no certainty that the Company’s programs will be successfully commercialized or that any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

Operating risks include but are not limited to: the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; securities litigation risk and the Company’s defense thereof: the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the clinical success of the Tiara; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

Risks Relating to Potential Global Pandemics

A global pandemic could cause temporary closure of businesses in regions that are significantly impacted by the health crises, or cause governments to take preventative measures such as the closure of points of entry, including ports and borders. These restrictive measures along with market uncertainty could cause a decrease in the demand or sales for our products. The recent outbreak of the novel coronavirus (COVID-19) has had a negative impact on our operating environment and governmental actions to contain the outbreak may impact our ability to transport or market our products, enroll patients in our clinical studies or adversely affect our ability to raise capital.

Foreign Operations

While the Company’s headquarters are in Richmond, British Columbia and a large part of all its operations are in Richmond, the Company is exposed to factors that influence its revenue from customers located in foreign locations and revenues that are denominated in foreign currencies. The majority of the Company’s revenues are derived from product sales in Europe, primarily denominated in U.S. dollars and Euros, while the majority of the Company’s costs are denominated in U.S. and Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for a significant portion of its revenues. Consequently, a decrease in the value of a Euro in relation to the U.S. dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s U.S. dollar financial statements. In addition, any decrease in the value of the Euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. The Company does not conduct any hedging activities to mitigate these foreign exchange risks.

Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations, import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights. Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred.

To date, the Company has not entered into any foreign exchange forward contracts. For the year ended December 31, 2021, approximately 91% of the Company’s revenue was generated from customers in the European Union and 9% from customers in the rest of the world. Approximately 56% of the Company’s revenue was denominated in U.S. dollars and 44% was denominated in Euros. Substantially all of the Company’s long-lived assets are located in Canada.

Selected Financial Information

The following discussion should be read in conjunction with the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

Discussion of Operations and Financial Condition

Results for the years ended December 31, 2021 and 2020 follow:

Losses

The operating losses and comprehensive losses for the year ended December 31, 2021 were $31,109,541 and $25,158,376, respectively, or $0.40 basic and diluted loss per share, as compared with $35,168,428 operating losses and $30,170,251 comprehensive losses, or $1.72 basic and diluted loss per share, for the same period in 2020. The decrease of $4,058,887 in operating losses can be explained by a $3,578,301 decrease in operating expenses and a $590,044 increase in revenue. The $5,011,875 decrease in the comprehensive loss incurred for the year ended December 31, 2021 compared to the same period in 2020 can be substantially explained by the $4,058,887 decrease in operating losses and a $1,795,287 increase in income related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants offset by a $610,749 decrease in tax recovery.

Revenues

Revenues increased by 30% to $2,547,406 for the year ended December 31, 2021, compared to revenues of $1,957,362 for the same period in 2020. A restriction on elective procedures, which included Reducer implants, was implemented by the hospitals, health authorities or governments of a substantial portion of all our major markets due to COVID-19, which caused Reducer implantations to significantly slow beginning in March 2020. Since March 2020, these restrictions have been increased or decreased on a country-by-country basis depending on the severity of the COVID-19 outbreak in each region at the time. We continue to work on our reimbursement activities in several countries to further streamline payment for ongoing implantations. The Company recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on obtaining appropriate reimbursement in various territories and continuing our market development efforts.

Cost of Goods Sold

The cost of goods sold for the year ended December 31, 2021 was $555,697 compared to $446,239 for the same period in 2020. The overall gross margin for the year ended December 31, 2021 was 78%, compared to 77% gross margin for the same period in 2020. There has been no significant change in the cost of the Reducer year over year and the Company continues to focus on Germany where the Company sells the Reducer direct for higher margins.

Expenses

Total expenses for the year ended December 31, 2021 were $33,101,250 compared to $36,679,551 for 2020, representing a decrease of $3,578,301. The decrease in total expenses for the year ended December 31, 2021 compared to 2020 can be substantially explained by a $2,452,872 decrease in employee expenses due to the Company’s reduction in force at the end of 2020 and in June 2021, a $1,987,361 decrease in legal and underwriting fees related to the 2020 financings and a $616,757 decrease in other expenses as the Company indefinitely paused all activities related to the Tiara TF transfemoral mitral valve replacement program in June 2021.

Selling expenses for the year ended December 31, 2021 were $2,996,292, compared to $2,196,803 for 2020, representing an increase of $799,489 or 36%. The increase in selling expenses for the year ended December 31, 2021 compared to 2020 can be substantially explained by a $364,387 increase in non-cash share-based payments and a $405,114 increase in other expenses incurred for commercialization activities related to the Reducer as the Company increased its selling activities from the COVID-19 driven low point in the comparable period.

General and administrative expenses for the year ended December 31, 2021 were $14,655,957, compared to $14,081,153 for the same period in 2020, representing an increase of $574,804 or 4%. The increase in general and administrative expenses for the year ended December 31, 2021 compared to 2020 can be substantially explained by (i) a $981,360 increase in non-cash share-based payments, (ii) a $636,835 increase in litigation expenses, (iii) a $593,622 non-cash impairment charge due to fixed assets obsolescence, (iv) a $372,686 increase in other expenses, in part related to an increase in directors and officers insurance premiums and (v) a $210,893 charge for employee termination expenses offset by a $2,070,674 decrease in legal and underwriting fees related to the 2020 financings and a $245,538 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision.

Product development and clinical trial expenses for the year ended December 31, 2021 were $15,449,001 compared to $20,401,595 for 2020, representing a decrease of $4,952,594 or 24%. The decrease in product development and clinical trial expenses for the year ended December 31, 2021 can be substantially explained by a $2,552,414 decrease in employee expenses due to the Company’s reduction in force at the end of 2020 and in June 2021, a $1,311,244 decrease in other product development and clinical trial expenses as the Company indefinitely paused all activities related to the Tiara TF transfemoral mitral valve replacement program in June 2021 and a $965,746 decrease in non-cash share-based payments.

The Company’s expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the year ended December 31, 2021 was $6,307,164 compared to $5,949,330 for the same period in 2020, an increase of $357,834. The increase in the other income can be substantially explained by a $589,384 increase in income related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants and a $404,758 decrease in interest and penalty expense related to the 2019 and 2020 Notes offset by a $842,095 decrease in other income related to the Canadian Emergency Wage subsidy received in December 2020 and the Paycheck Protection Program loan forgiveness granted in November 2020.

Tax Expense

The tax expense for the year ended December 31, 2021 was $86,692 compared to the tax recovery of $524,057 in 2020. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Results for the years ended December 31, 2020 and 2019 follow:

Losses

The operating losses and comprehensive losses for the year ended December 31, 2020 were $35,168,428 and $30,170,251, respectively, or $1.72 basic and diluted loss per share, as compared with $30,047,080 operating losses and $33,618,494 comprehensive losses, or $5.40 basic and diluted loss per share, for the same period in 2019. The increase of $5,121,348 in operating losses can be explained by a $4,067,421 increase in general and administrative expenses (principally due to an increase of $2,528,240 in legal costs related to financing activities and an increase of $1,071,709 in share-based payments), a $550,818 increase in selling expenses and a $380,636 increase in product development and clinical trial expenses as the Company continues its PMA and CE mark applications for Reducer and Tiara respectively.

The $3,448,243 decrease in the loss and comprehensive loss incurred for the year ended December 31, 2020 compared to the same period in 2019 can be substantially explained by a $10,776,056 decrease in losses related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants and a $1,209,123 increase in other income related to the Canadian Emergency Wage subsidy received in September and December and the Paycheck Protection Program loan forgiveness granted in November, offset by a $5,121,348 increase in operating losses, summarized above, a $2,987,731 increase in other comprehensive losses and a $902,875 increase in interest and penalty expense related to the 2019 and 2020 Notes.

Revenues

Revenues decreased by 6% to $1,957,362 for the year ended December 31, 2020, compared to revenues of $2,092,032 for the same period in 2019. A restriction on elective procedures, which included Reducer implants was implemented by the hospitals, health authorities or governments of a substantial portion of all our major markets due to COVID-19, which caused Reducer implantations to significantly slow beginning in March 2020. Beginning in June, we saw a return of implants in several of our international markets with a strong rebound in Germany, Italy and other select markets. We have seen many of our markets implement additional restrictions related to COVID-19 as the third quarter 2020 came to a close and our future revenues maybe impacted by COVID-19 again. We continue to work on our reimbursement activities in several countries to further streamline payment of the ongoing implantations. The Company recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement in various territories and continuing our market development efforts.

Cost of Goods Sold

The cost of goods sold for the year ended December 31, 2020 was $446,239 compared to $458,436 for the same period in 2019. The overall gross margin for the year ended December 31, 2020 was 77%, compared to 78% gross margin for the same period in 2019. The Company continues to focus on Germany where the Company sells the Reducer direct for higher margins.

Expenses

Total expenses for the year ended December 31, 2020 were $36,679,551 compared to $31,680,676 for the same period in 2019, representing an increase of $4,998,875 or 16%.  The increase in total expenses for the year ended December 31, 2020 compared to the same period in 2019 can be substantially explained by (i) a $2,528,240 increase in legal costs related to the 2020 financings, (ii) a $1,716,004  increase in share-based payments and (iii) a $1,130,794 increase in employee related expenses due to a) an increase in headcount including our COO and b) an increase in the vacation accrual as a direct impact of COVID-19, offset by a $501,716 decrease in other product development and clinical trial expenses and a $384,109 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision.

Selling expenses for the year ended December 31, 2020 were $2,196,803, compared to $1,645,985 for 2019, representing an increase of $550,818 or 33%. The increase in selling expenses for the year ended December 31, 2020 compared to 2019 can be substantially explained by a $365,015 increase in employee expenses as two sales representatives have been added since March 2019 and a $131,956 increase in share-based payment. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the year ended December 31, 2020 were $14,081,153, compared to $10,013,732 for the same period in 2019, representing an increase of $4,067,421 or 41%. The increase in general and administrative expenses for the year ended December 31, 2020 compared to 2019 can be substantially explained by a $2,528,240 increase in legal costs related to the 2020 financings and a $1,071,709 increase in share-based payments offset by a $384,109 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision.

Product development and clinical trial expenses for the year ended December 31, 2020 were $20,401,595 compared to $20,020,959 for 2019, representing an increase of $380,636 or 2%. The increase in product development and clinical trial expenses for the year ended December 31, 2020 can be substantially explained by a $512,339 increase in share-based payments and a $342,280 increase in employee related expenses due to an increase in the vacation accrual as a direct impact of COVID-19, offset by a $501,715 decrease in other product development and clinical trial expenses.

The Company’s expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the year ended December 31, 2020 was $5,949,330 compared to other loss of $5,055,142 for the same period in 2019, a change of $11,004,472. The decrease in other loss can be substantially explained by a $10,776,056 decrease in loss related to related to the accounting treatment of the 2019 Notes, 2020 Notes and warrants and derivative liabilities and a $1,209,123 increase in other income related to the Canadian Emergency Wage subsidy received in September and December and the Paycheck Protection Program loan forgiveness granted in November, offset by a $902,875 increase in interest and penalty expense related to the 2019 and 2020 Notes.

Tax Expense

The tax recovery for the year ended December 31, 2020 was $524,057 compared to the tax expense of $28,793 in 2019. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Results for the three months ended December 31, 2021 and 2020 follow:

Losses

The operating losses and comprehensive losses for the three months ended December 31, 2021 were $5,119,749 and $6,056,348, respectively, or $0.09 basic and diluted loss per share, as compared with $9,185,501 operating losses and $4,869,468 comprehensive loss, or $0.18 basic and diluted loss per share, for the same period in 2020. The decrease of $4,065,752 in operating losses can be explained by a $3,933,481 decrease in operating expenses and a $245,122 increase in revenue. The $1,186,880 increase in the comprehensive loss incurred for the year ended December 31, 2021 compared to the same period in 2020 can be substantially explained by a $3,844,297 decrease in income related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants, an $845,345 decrease in other income related to the Canadian Emergency Wage subsidy received in December 2020 and the Paycheck Protection Program loan forgiveness granted in November 2020 and a $632,874 decrease in tax recovery offset by the $4,065,752 decrease in operating losses.

Revenues

Revenues increased by 48% to $759,124 for the three months ended December 31, 2021, compared to revenues of $514,002 for the same period in 2020. A restriction on elective procedures, which included Reducer implants, was implemented by the hospitals, health authorities or governments of a substantial portion of all our major markets due to COVID-19, which caused Reducer implantations to significantly slow beginning in March 2020. Since March 2020, these restrictions have been increased or decreased on a country-by-country basis depending on the severity of the COVID-19 outbreak in each region at the time. We continue to work on our reimbursement activities in several countries to further streamline payment of the ongoing implantations. The Company recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on obtaining appropriate reimbursement in various territories and continuing our market development efforts.

Cost of Goods Sold

The cost of goods sold for the three months ended December 31, 2021 was $209,355 compared to $96,504 for the same period in 2020. The overall gross margin for the three months ended December 31, 2021 was 72% compared to 81% gross margin for the same period in 2020 as a non-material inventory adjustment was booked in the fourth quarter of 2021. The Company continues to focus on Germany where the Company sells the Reducer direct for higher margins.

Expenses

Total expenses for the three months ended December 31, 2021 were $5,669,518 compared to $9,602,999 for 2020, representing a decrease of $3,933,481 or 41%.  The decrease in total expenses for the three months ended December 31, 2021 compared to 2020 can be substantially explained by a $2,413,166 decrease in non-cash share-based payments as the expected life of the share appreciation plan was adjusted from 1 year to 4 years and certain employees voluntarily forfeited certain incentive options, a $646,988 decrease in other expenses as the Company indefinitely paused all activities related to the Tiara TF transfemoral mitral valve replacement program in June 2021, a $318,563 decrease in employee expenses due to the Company’s reductions in force at the end of 2020 and the end of June 2021, a $175,368 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision and a $117,655 decrease in legal and underwriting fees related to the December 2020 financing.

Selling expenses for the three months ended December 31, 2021 were $739,135, compared to $692,089 for 2020, representing an increase of $47,046 or 7%. The increase in selling expenses for the three months ended December 31, 2021 compared to 2020 can be substantially explained by a $139,373 increase in other expenses incurred for commercialization activities related to the Reducer as the Company increased its selling activities from the COVID-19 driven low point in the comparable period offset by a $110,969 decrease in non-cash share-based payments.

General and administrative expenses for the three months ended December 31, 2021 were $1,321,581, compared to $3,125,162 for the same period in 2020, representing a decrease of $1,803,581 or 58%. The decrease in general and administrative expenses for the three months ended December 31, 2021 compared to 2020 can be substantially explained by a $1,724,215 decrease in non-cash share-based payments as the expected life of the share appreciation plan was adjusted from 1 year to 4 years and certain employees voluntarily forfeited certain incentive options, a $175,368 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision and a $117,655 decrease in legal and underwriting fees related to the December 2020 financing offset by a $274,004 increase in other expenses, in part related to an increase in directors and officers insurance premiums.

Product development and clinical trial expenses for the three months ended December 31, 2021 were $3,608,802 compared to $5,785,748 for 2020, representing a decrease of $2,176,946 or 38%. The decrease in product development and clinical trial expenses for the three months ended December 31, 2021 can be substantially explained by a $479,319 decrease in employee expenses due to the Company’s reduction in force at the end of 2020 and in June 2021, a $1,060,365 decrease in other product development and clinical trial expenses as the Company indefinitely paused all activities related to the Tiara TF transfemoral mitral valve replacement program in June 2021 and a $577,982 decrease in non-cash share-based payments.

The Company’s expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Loss

The other loss for the three months ended December 31, 2021 was $930,474 compared to other income of $4,231,989 for the same period in 2020, a change of $5,162,463. The change in other loss can be substantially explained by a $4,387,002 change related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants and an $845,345 decrease in other income related to the Canadian Emergency Wage subsidy received in December 2020 and the Paycheck Protection Program loan forgiveness granted in November 2020.

Tax Expense

The tax expense for the three months ended December 31, 2021 was $102,820 compared to a $530,054 tax recovery in 2020. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Results for the three months ended December 31, 2020 and 2019 follow:

Losses

The operating losses and comprehensive losses for the three months ended December 31, 2020 were $9,185,501 and $4,869,468, respectively, or $0.18 basic and diluted loss per share, as compared with $9,573,489 operating losses and $11,154,637 comprehensive loss, or $1.45 basic and diluted loss per share, for the same period in 2019. The decrease of $387,988 in operating losses can be explained by a $1,069,867 decrease in product development and clinical trial expenses, principally due to the reclass of research and development supplies in 2019, offset by a $453,744 increase in general and administrative expenses, principally due to legal expenses related to financing activities, and a $189,261 increase in selling expenses.

The $6,285,169 decrease in the comprehensive loss incurred for the year ended December 31, 2020 compared to the same period in 2019 can be substantially explained by (i) a $6,586,522 decrease in losses related to the accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants, (ii) an $832,228 increase in other income related to the  Canadian Emergency Wage subsidy received in December and the Paycheck Protection Program loan forgiveness granted in November and (iii) a $387,988 decrease in operating losses, summarized above, offset by a $1,645,558 increase in other comprehensive losses.

Revenues

Revenues decreased by 9% to $514,002 for the three months ended December 31, 2020, compared to revenues of $565,821 for the same period in 2019.  A restriction on elective procedures, which included Reducer implants was implemented by the hospitals, health authorities or governments of a substantial portion of all our major markets due to COVID-19, which caused Reducer implantations to significantly slow beginning in March 2020. Beginning in June, we saw a return of implants in several of our international markets with a strong rebound in Germany, Italy and other select markets. We have seen many of our markets implement additional restrictions related to COVID-19 as the third quarter 2020 came to a close and our future revenues maybe impacted by COVID-19 again. We continue to work on our reimbursement activities in several countries to further streamline payment of the ongoing implantations. The Company recognizes that future revenues may be unstable before the Reducer becomes widely adopted. The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement in various territories and continuing our market development efforts.

Cost of Goods Sold

The cost of goods sold for the three months ended December 31, 2020 was $96,504 compared to $109,449  for the same period in 2019. The overall gross margin for the three months ended December 31, 2020 and for the three months ended December 31, 2019 was 81%. The Company continues to focus on Germany where the Company sells the Reducer direct for higher margins.

Expenses

Total expenses for the three months ended December 31, 2020 were $9,602,999 compared to $10,029,861 for 2019, representing a decrease of $426,862 or 4%.  The decrease in total expenses for the three months ended December 31, 2020 compared to 2019 can be substantially explained by $907,851 decrease in other product development and clinical trial costs principally due the reclass of research and development supplies in 2019, a $468,722 decrease in employee related expenses and a $238,384 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision offset by an $887,873 increase in share-based payments and a $236,014 increase in other general and administrative expenses

Selling expenses for the three months ended December 31, 2020 were $692,089, compared to $502,828 for 2019, representing an increase of $189,261 or 38%. The increase in selling expenses for the three months ended December 31, 2020 compared to 2019 can be substantially explained by a $118,248 increase in employee expenses as two sales representatives have been added since March 2019 and a $57,322 increase in share-based payment. The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the three months ended December 31, 2020 were $3,125,162, compared to $2,671,418 for the same period in 2019, representing an increase of $453,744 or 17%. The increase in general and administrative expenses for the three months ended December 31, 2020 compared to 2019 can be substantially explained by a $561,190 increase in share-based payments and a $236,014 increase in other expenses offset by a $238,384 decrease in non-cash charges for accretion on collaboration, license and settlement agreements provision.

Product development and clinical trial expenses for the three months ended December 31, 2020 were $5,785,748 compared to $6,855,615 for 2019, representing a decrease of $1,069,867 or 16%. The decrease in product development and clinical trial expenses for the three months ended December 31, 2020 can be substantially explained by a $907,851 decrease in other product development and clinical trial costs principally due the reclass of research and development supplies in 2019 and a $447,273 decrease in employee related expenses offset by a $269,361 increase in share-based payments.

The Company’s expenses are subject to inflation and cost increases. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the three months ended December 31, 2020 was $4,231,989 compared to other loss of $2,739,008 for the same period in 2019, a change of $6,970,997. The decrease in other loss can be substantially explained by a $6,586,522 decrease in loss related to related to the accounting treatment of the 2019 Notes, 2020 Notes and derivative liability warrants and a $832,228 increase in other income related to the Canadian Emergency Wage subsidy received in December and the Paycheck Protection Program loan forgiveness granted in November, offset by a $272,679 increase in interest and penalty expense related to the 2019 and 2020 Notes.

Tax Expense

The tax recovery for the three months ended December 31, 2020 was $530,054 compared to a $41,688 tax expense in 2019. Neovasc (US) Inc. was established in 2015 to provide clinical trial services to Neovasc Medical Inc. The cross border intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit in Neovasc (US) Inc. and U.S. federal and state taxes were incurred.

Annual Information

The following is a summary of selected financial information for the three fiscal years to December 31, 2021, 2020 and 2019.

	2021	2020	2019
Revenues	$2,547,406	$1,957,362	$2,092,032
Loss	(24,889,069)	(28,695,041)	(35,131,015)
Basic and diluted loss per share	0.40	(1.72)	(5.40)
Total assets	66,224,839	17,878,219	10,105,840
Total long-term liabilities and damages provision	9,015,200	8,238,134	9,830,047
Cash dividend declared per share	nil	nil	nil

Revenues from the Reducer have increased year-over-year from 2020 to 2021 by 30% as the Company focuses its resources on growing Reducer revenues. Revenues declined year-over-year from 2019 to 2020 by 6% as a restriction on elective procedures, which included Reducer implants was implemented by the hospitals, health authorities or governments of a substantial portion of all our major markets due to COVID-19, which caused Reducer implantations to significantly slow beginning in March 2020.

The accounting treatment of the 2019 Notes, 2020 Notes and the derivative liability warrants resulted in a non-cash gain of $6,437,221 for the year ended December 31, 2021 and $5,847,837 for the year ended December 31, 2020 and a non-cash charge of 4,928,219, for the year ended December 31, 2019, substantially explaining the significant decrease in losses year-over-year from 2020 to 2021.

On June 10, 2021, the Company announced that it had indefinitely paused all product development activities on the Tiara TF device. Concurrent with this decision, the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

Quarterly Information

The following is a summary of selected unaudited financial information for the twelve fiscal quarters to December 31, 2021:

	December 31,	September 30,	June 30,	March 31,
	2021	2021	2021	2021
REVENUE	$759,124	$703,420	$633,068	$451,794
COST OF GOODS SOLD	209,355	164,843	109,106	72,393
GROSS PROFIT	549,769	538,577	523,962	379,401
EXPENSES
Selling expenses	739,135	786,366	832,812	637,979
General and administrative expenses	1,321,581	2,999,003	5,042,804	5,292,569
Product development and clinical trials expenses	3,608,802	3,477,884	3,740,887	4,621,428
	5,669,518	7,263,253	9,616,503	10,551,976
OPERATING LOSS	(5,119,749)	(6,724,676)	(9,092,541)	(10,172,575)
Other (expense)/income	(930,474)	(810,921)	44,131	8,004,428
Tax (expense)/income	(102,820)	—	15,396	732
LOSS FOR THE PERIOD	$(6,153,043)	$(7,535,597)	$(9,033,014)	$(2,167,415)
BASIC LOSS PER SHARE	$(0.09)	$(0.11)	$(0.13)	$(0.04)

	December 31,	September 30,	June 30,	March 31,
	2020	2020	2020	2020
REVENUE	$514,002	$626,418	$284,047	$532,895
COST OF GOODS SOLD	96,504	150,503	74,669	124,563
GROSS PROFIT	417,498	475,915	209,378	408,332
EXPENSES
Selling expenses	692,089	498,671	452,514	553,529
General and administrative expenses	3,125,162	4,642,979	3,825,510	2,487,502
Product development and clinical trials expenses	5,785,748	5,502,717	4,589,724	4,523,406
	9,602,999	10,644,367	8,867,748	7,564,437
OPERATING LOSS	(9,185,501)	(10,168,452)	(8,658,370)	(7,156,105)
Other income/(expense)	4,231,989	(66,225)	(1,268,020)	3,051,586
Tax income/(expense)	530,054	—	1,075	(7,072)
LOSS FOR THE PERIOD	$(4,423,458)	$(10,234,677)	$(9,925,315)	$(4,111,591)
BASIC LOSS PER SHARE	$(0.18)	$(0.51)	$(0.81)	$(0.38)

	December 31,	September 30,	June 30,	March 31,
	2019	2019	2019	2019
REVENUE	$565,821	$500,498	$439,920	$585,793
COST OF GOODS SOLD	109,449	137,999	66,994	143,994
GROSS PROFIT	456,372	362,499	372,926	441,799
EXPENSES
Selling expenses	502,828	380,412	394,512	368,233
General and administrative expenses	2,671,418	2,197,922	2,463,461	2,680,931
Product development and clinical trials expenses	6,855,615	4,777,197	4,148,184	4,239,963
	10,029,861	7,355,531	7,006,157	7,289,127
OPERATING LOSS	(9,573,489)	(6,993,032)	(6,633,231)	(6,847,328)
Other (expense)/income	(2,739,008)	775,550	(1,287,267)	(1,804,417)
Tax (expense)/income	(41,688)	15,505	(38,980)	36,370
LOSS FOR THE PERIOD	$(12,354,185)	$(6,201,977)	$(7,959,478)	$(8,615,375)
BASIC LOSS PER SHARE	$(1.45)	$(0.83)	$(1.17)	$(2.10)

Selling expenses are expected to generally increase as the Company continues its focused commercialization of the Reducer in select countries in Europe.  General and administrative expenses reached a new peak in the first quarter of 2021 due to legal expenses and underwriters fees related to the February 2021 Financing and non-cash share-based payments recorded in the quarter, and since then the Company has proactively reduced its general and administrative costs. The Company has been resource-constrained since the litigation loss in the second quarter of 2016 as we have been forced to defer or cancel certain otherwise desirable projects we would like to have undertaken.  In the second quarter of 2021 we paused all activities on the Tiara TF development program to preserve capital and focus on the COSIRA-II clinical study for Reducer.  We anticipate product development and clinical trial expenses will escalate in the coming quarters as enrollment in the COSIRA-II study begins.

Use of Proceeds

	Proposed Use of	Actual Use of
	Net Proceeds	Net Proceeds
	February 2021 $72M		Remaining
	Equity Financing	Use of Proceeds	to be Spent
Advancement of Reducer	$35,000,000	$4,748,349	$30,251,651
Advancement of Tiara	$15,000,000	$3,475,268	$11,524,732
General corporate and working capital	$15,322,100	$5,561,116	$9,760,984
Net proceeds	$65,322,100	$13,784,733	$51,537,367

The Company has cash on hand of $51,537,367 as at December 31, 2021.

Discussion of Liquidity and Capital Resources

Results for the years ended December 31, 2021 and 2020 follow:

Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at December 31, 2021 the Company had cash and cash equivalents of $51,537,367 compared to cash and cash equivalents of $12,935,860 as at December 31, 2020.  During the year ended December 31, 2021 the Company raised $72 million in a registered direct offering that closed on February 12, 2021 with net proceeds of $65,322,100 to the Company.

The Company is in a positive working capital position of $50,236,648 with current assets of $55,218,176 and current liabilities of $4,981,528. The Company may require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.  The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company until mid-2024 at the current burn rate.  However, it is likely that the Company will initiate programs that were on hold given cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.

Net cash applied to operating activities for the year ended December 31, 2021 was $27,112,770, compared to $29,449,442 for the same period in 2020. For the year ended December 31, 2021, cash operating expenses were $22,999,716, compared to $28,015,916 for the same period in 2020, a decrease of $5,016,200 (principally due to the decrease in legal costs related to the 2020 financings, the Company’s reduction in force at the end of 2020 and in June 2021 and the indefinite pause on all activities related to the Tiara TF transfemoral mitral valve replacement program in June 2021) as the Company continues to manage its cash flows while still advancing the commercialization and development of its products.  Net cash applied to the net change in non-cash working capital items for the year ended December 31, 2021 was $4,201,529, compared to net cash applied of $1,500,466 in the same period in 2020, an increase of $2,701,063, principally as the Company reduced its accounts payable and accrued liabilities.

Net cash applied to investing activities for the year ended December 31, 2021 was $164,081 compared to $341,767 for the same period in 2020, primarily due to a decrease in expenditure of property and equipment.

During the year ended December 31, 2021, the Company received proceeds of $65,322,100 from the February 2021 Offering. During the year ended December 31, 2020, the Company received proceeds of $35,397,547 from the January 2020, June 2020, August 2020 and December 2020 Offerings and received $5,000,000 from the issuance of the 2020 Notes. In addition, in 2021, the Company received $4,973,035 from the exercise of May 2020 Warrants, which was used to prepay $4,877,225 of the 2019 Note and settled the remaining principal on the 2017 Note which matured during the period.

The majority of the revenue and expenses of the Company are incurred in the parent and in three of its subsidiaries, NMI, which is located in Canada, Neovasc (US) Inc. which is located in the United States, and Neovasc GmbH, which is located in Germany.  There were no significant restrictions on the transfer of funds between these entities during the periods ended December 31, 2021 and 2020 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

As at December 31, 2021, the Company is exposed to foreign currency fluctuations on $2,262,163 of its cash and cash equivalents and restricted cash held in Canadian dollars and Euros.

Results for the years ended December 31, 2020 and 2019 follow:

Neovasc finances its operations and capital expenditures with cash generated from operations and through equity and debt financings. As at December 31, 2020 the Company had cash and cash equivalents of $12,935,860 compared to cash and cash equivalents of $5,292,833 as at December 31, 2019. Subsequent to December 31, 2020 the Company raised $72 million in a registered direct offering that closed on February 12, 2021 with estimated net proceeds of $65 million to the Company.

The Company is in a positive working capital position of $8,068,519 with current assets of $15,731,087 and current liabilities of $7,662,568. The Company may require additional working capital in order to continue to operate its business and there can be no assurance that such additional working capital will be available on favorable terms, or at all.  The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company for up to three years at the current burn rate.  However, it is likely that the Company will initiate programs that were on hold given cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.

Net cash applied to operating activities for the year ended December 31, 2020 was $29,441,856, compared to $23,972,126 for the same period in 2019. For the year ended December 31, 2020, cash operating expenses were $28,015,916, compared to $25,959,718 for the same period in 2019, an increase of $2,056,198 (principally due to the increase in legal costs related to the 2020 financings) as the Company continues to manage its cash flows while still advancing the commercialization and development of its products.  Net cash applied to the net change in non-cash working capital items for the year ended December 31, 2020 was $2,017,732, compared to net cash received of $1,831,473 in the same period in 2019, a change of $3,849,205.

Net cash applied to investing activities for the year ended December 31, 2020 was $349,353 compared to $266,639 for the same period in 2019, primarily due to an increase in expenditure of property and equipment.

During the year ended December 31, 2020, the Company received proceeds of $35,397,547 from the January 2020, June 2020, August 2020 and December 2020 Offerings and received $5,000,000 from the issuance of the 2020 Notes. In addition, the Company received $4,973,035 from the exercise of May 2020 Warrants, which was used to prepay $4,877,225 of the 2019 Note and settled the remaining principal on the 2017 Note which matured during the period. For the same period in 2019, the Company received $1,200,400 from the exercise of 2017 Warrants and $19,601,526 proceeds from the 2019 financings during the year ended December 31, 2019.

The majority of the revenue and expenses of the Company are incurred in the parent and in two of its subsidiaries, NMI, which is located in Canada, and Neovasc (US) Inc. which is located in the United States.  There were no significant restrictions on the transfer of funds between these entities during the periods ended December 31, 2020 and 2019 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

As at December 31, 2020, the Company is exposed to foreign currency fluctuations on $1,774,476 of its cash and cash equivalents and restricted cash held in Canadian dollars and Euros.

Outstanding Share Data

As of March 8, 2022, subsequent to the effect of the share consolidations, the Company had 67,748,061 Common Shares issued and outstanding. The following securities are convertible into Common Shares:

•

18,000,000 February 2021 Warrants with an exercise price of $2.30, 4,402,324 December 2020 Warrants with an exercise price of $0.86, 3,274,579 August 2020 Warrants with an exercise price of $2.69, 2,912,277 June 2020 Warrants with an exercise price of $2.88, 648,910 May 2020 Warrants with an exercise price of $2.63, 250,000 January 2020 Warrants with an exercise price of $4.14. In addition, the Company had 650,296 Repayment Warrants with an exercise price of $7.50 (escalating during the life of the warrant as per the terms of the 2019 Notes) and 500,000 settlement warrants with an exercise price of $2.01.

•

144,444 2019 Broker Warrants with an exercise price of $5.63, 157,721 January 2020 Broker Warrants with an exercise price of $5.17, 252,397 June 2020 compensation warrants with an exercise price of $3.71, 294,630 August 2020 compensation warrants with an exercise price of $3.47, 405,002 December 2020 compensation warrants with an exercise price of $1.23 and 2,340,000 February 2021 compensation warrants with an exercise price of $2.50.

•

$6,622,774 principal amount of 2019 Notes and additional accrued interest which could convert into 873,974 Common Shares at $8.50 per share and $5,000,000 principal amount of 2020 Notes and additional accrued interest which could convert into 2,032,542 Common Shares at $2.82 per share.

•	2,560,349 restricted share units and 7,070,931 incentive options

Our fully diluted share capital as of the same date is 114,518,437, including any payment in kind interest that may be due and convertible into common shares on the outstanding notes.

For details concerning the terms of the securities issued pursuant to the 2021 and 2020 Financings, see the prospectus supplement and the forms of such securities filed on SEDAR at www.sedar.com and with the SEC at www.sec.gov. For a description of the risks associated with these securities, the amount of such securities exercised to date, the dilution to date and the potential dilution in the future due to such exercises or conversions, see Items 3.D “Risk Factors” and 10.A “Share Capital” of this Annual Report.

Contractual Obligations and Contingencies

For a description of legal claims and litigation involving the Company, see Item 8.A “Consolidated Statements and Other Financial Information — Legal Proceedings” of this Annual Report.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2021:

Contractual Obligations	Less than 1 year	1 – 3 years	4 - 5 years	After 5 years	Total
Debt	$531,123	$14,716,128	$—	$—	$15,247,251
Finance Lease Obligations	—	—	—	—	—
Operating Leases	364,672	309,029	—	—	673,701
Purchase Obligations	—	—	—	—	—
Other Obligations	4,629,163	—	—	—	4,629,163
Total Contractual Obligations	$5,524,958	$15,025,157	$—	$—	$20,550,115

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the years ended December 31, 2021, 2020 and 2019, other than those as described elsewhere herein and those compensation-based payments disclosed in Note 23 of the consolidated financial statements for the years ended December 31, 2021, 2020 and 2019.

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

Significant areas requiring the use of estimates are described in our consolidated financial statements. The following accounting estimates involve a greater degree of judgment and complexity:

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

As a measure of sensitivity, a 10% change in the share-based payments relating to stock options and restricted share units will impact net income as at December 31, 2021 by approximately $483,523 (as at December 31, 2020 and 2019: $484,678 and $318,981).

Accounting for financing and determination of fair value of derivative liabilities

The determination of the accounting treatment for the financing transactions, most notably for those completed in November 2017, May 2019 and May 2020 is an area of significant management judgment.  In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities.  The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs.  The manner in which the deferred loss will be recognized within income involves management judgment.

The warrants and convertible notes will be measured at fair value through profit and loss at each year end.  The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model.  The carrying amounts of these liabilities may change significantly as a result of changes to these estimates.  Details of the estimates used as at December 31, 2021, 2020 and 2019 are disclosed in Note 16 of the consolidated financial statements.

As a measure of sensitivity, a 10% change in the amortization of the 2019 Notes, 2020 Notes and the derivative liability warrants will impact net income as at December 31, 2021 by approximately $906,869 (as at December 31, 2020 and 2019: $349,450 and $nil), and a similar change in the unrealized gain/loss on the 2019 Notes, 2020 Notes and the derivative liability warrants will impact net income as at December 31, 2021 by approximately $1,740,400 (as at December 31, 2020 and 2019: $852,826 and $323,559).

Changes in Accounting Policies Including Initial Adoption

During the year ended December 31, 2021, there have been no changes in accounting policies, except as disclosed herein. The Company has adopted IFRS 16 and IFRIC 23 during the year ended December 31, 2021.

Adoption of New Standard

Accounting standard issued and effective January 1, 2019.

IFRS 16 — Leases

IFRS 16 ‘Leases’ replaces IAS 17 ‘Leases’ along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases — Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

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

The Company has benefited from the use of hindsight for determining the lease term when considering options to extend and terminate leases. For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

•	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company;
•

the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and

•

the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

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

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate.

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

On the statement of financial position, right-of-use assets have been included under noncurrent assets and lease liabilities have been included under current and non-current liabilities.

Financial Instruments

The Company’s financial instruments include its cash and cash equivalents, restricted cash, accounts receivable and accounts payable, derivative warrant liability from financing, convertible notes, and accrued liabilities.

(a)	Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 — Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 — Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as of December 31, 2021, 2020 and 2019. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

As of December 31, 2021:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$—	$—	$6,587,429	$6,587,429
2020 Convertible notes, warrants and derivative warrant liabilities	$—	$—	$6,129,315	$6,129,315
2021 Derivative warrant liabilities	$—	$—	$405,508	$405,508

As of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$—	$—	$6,195,357	$6,195,357
2020 Convertible notes, warrants and derivative warrant liabilities	$—	$—	$9,117,147	$9,117,147

As of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$5,400,189	$5,400,189
2019 Convertible Notes	$—	$—	$9,265,480	$9,265,480

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	2021	2020	2019
Amortized cost
Cash and cash equivalents	$51,537,367	$12,935,860	$5,292,833
Accounts receivable	1,369,455	987,057	715,696
Restricted cash	469,808	470,460	462,874
	$53,376,630	$14,393,377	$6,471,403
Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	$4,491,265	$7,243,500	$7,794,456
Accounts payable and accrued liabilities (non-current)	—	—	1,186,601
Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	$—	$—	$5,400,189
2019 Convertible Notes (current)	38,633	38,633	1,090,561
2019 Convertible Notes (non-current)	6,548,796	6,156,724	8,174,919
2020 Convertible Notes (current)	40,587	37,525	—
2020 Convertible notes, warrants and derivative warrant liabilities (non-current))	6,088,728	9,079,622	—
2021 Derivative warrant liabilities (non-current)	405,508	—	—
	$17,613,517	$22,556,004	$23,646,726

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)

Foreign Exchange Risk — A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 44% of the revenue for the year ended December 31, 2021 (year ended December 2020 and 2019: 45% and 30%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as of December 31, 2021 by approximately $15,597 (as of December 31, 2020 and 2019: $8,114 and $6,288, respectively), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $26,869 and $ 65,375, respectively, as of December 31, 2021 (as of December 31, 2020 $102,662 and $108,703 and as of December 31, 2019: $80,654 and $176,569). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $143,315 and $82,902, respectively, as of December 31, 2021 (as of December 31, 2020 $80,953 and $49,459 and as of December 31, 2019: $5,254 and $2,780). The Company does not hedge its foreign exchange risk.

(c)

Interest rate risk — The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, or 2019 Notes that have fixed interest terms.

(d)

Liquidity risk — As of December 31, 2021, the Company had $51,537,367 in cash and cash equivalents as compared to cash and cash equivalents of $12,935,860 at December 31, 2020. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

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

On February 12, 2021, the Company received aggregate gross proceeds of $72 million from the February 2021 Financing. The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company until mid-2024 at the current burn rate. However, it is possible that the Company will initiate programs that were on hold given past cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.

(e)

Credit risk — Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all of the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as of December 31, 2021 is $720,332 (as of December 31, 2020 and 2019: $322,201 and $597,505, respectively). As of December 31, 2021, the Company had $153,673 (as of December 31, 2020 and 2019: $146,658 and $148,815, respectively) of trade accounts receivable that were overdue according to the customers’ credit terms. During the year ended December 31, 2021 the Company wrote down $nil, respectively, of accounts receivable owed by customers (year ended December 31, 2020 and 2019: $nil and $64,600 respectively).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $52,007,175 as of December 31, 2021 (as of December 31, 2020 and 2019: $13,406,320 and $5,755,707, respectively). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

A.Disclosure Controls and Procedures and Internal Control of Financial Reporting

See Item 15.A “Disclosure Controls and Procedures” of this Annual Report for details regarding Neovasc’s ICFR and disclosure controls and procedures (“DC&P”).

B.Liquidity and Capital Resources

See Item 5.A “Operating Results” of this Annual Report for details regarding Neovasc’s liquidity and capital resources.

Commitments for Capital Expenditures

See Item 5.A “Operating Results” of this Annual Report for details regarding Neovasc’s commitments for capital expenditures.

Transfer Restrictions

The majority of the revenue and expenses of the Company are incurred in the parent and in three of its subsidiaries, NMI, which is located in Canada, Neovasc (US) Inc., which is located in the United States, and Neovasc GmbH, which is located in Germany.  There were no significant restrictions on the transfer of funds between these entities during the periods ended December 31, 2021 and 2020 and the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

Foreign Operations and Currency Exposure

See Item 5.A “Operating Results” of this Annual Report for details regarding Neovasc’s foreign operations and currency exposure.

C.Research and Development, Patents and Licenses, etc.

See Item 5.A “Operating Results” of this Annual Report for details regarding Neovasc’s research and development policies and practices.

Key Patent Applications

See Item 4“Patents Applications” of this Annual Report for details regarding Neovasc’s key patent applications.

Licensed Pending Applications

See Item 4 “Pending Licensed Applications” of this Annual Report for details regarding Neovasc’s licensed intellectual property pending applications.

D.Trend Information

See Item 5.A “Operating Results” of this Annual Report for details regarding recent affecting Neovasc’s business and operations.

E.Critical Accounting Estimates

See Item 5.A “Operating Results” of this Annual Report for details regarding recent affecting Neovasc’s business and operations.

F.Tabular Disclosure of Contractual Obligations

[N/A]

G.Safe Harbor

[N/A]

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management

The following table sets forth the names and municipalities of residence of the Company’s directors and executive officers as well as their positions with the Company and principal occupations for the previous five years. All directors, officers and employees are required to sign standard confidentiality and non-disclosure agreements with the Company. Each director’s terms of office expires at the next annual general meeting of the shareholders of the Company.

Name and Place of Residence	Age	Principal Occupations
Fred Colen Florida, USA	69

President and Chief Executive Officer, Neovasc Inc. (January 2018 — Present), Director, Neovasc Inc. (June 2019 - Present), President and Chief Executive Officer, Benechill, Inc. (November 2011 - March 2016)

Chris Clark British Columbia, Canada	50	Chief Financial Officer and Secretary, Neovasc Inc. (April 2007 - Present)
Bill Little Minnesota, USA	51

Chief Operating Officer, Neovasc Inc. (November 2019 - Present), Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, Abbott (January 2012 - November 2019)

John Panton British Columbia, Canada	56

Chief Quality Officer Neovasc Inc (January 2018 - Present), Director, Quality, Neovasc Inc (May 2015 - January 2018), Global Director, Quality Systems, Verathon Medical Canada ULC (May 2009 - April 2015)

Lisa Becker Minnesota, USA	54

VP, Regulatory Affairs, Global Angina Therapies, Neovasc Inc. (July 2021 - Present), Divisional Vice President, Regulatory Affairs, Abbott (September 2019 - July 2021), Senior Director, Regulatory Affairs, Abbott (August 2017 - September 2019)

Sarah Gallagher Minnesota, USA	46	VP, Clinical Affairs, Neovasc Inc. (June 2021 - Present), Senior Director, Clinical Affairs, Stereotaxis (February 2021 - June 2021), Director Clinical Research, Medtronic (May 2019 - October 2020)
Steve Rubin(1)(2) Florida, USA	61	Chairman of the Board, Neovasc Inc. (June 2018 - Present); Director, Neovasc Inc. (February 2008 - Present); Executive Vice President - Administration, OPKO Health, Inc. (May 2007 - Present)
Paul Geyer(1)(2)(3) British Columbia, Canada	57

Director, Neovasc Inc. (November 2000 - Present);

Chairman of the Board, Neovasc Inc. (November 2000 - May 2018); CEO, Discovery Parks and Nimbus Synergies (March 2017 - Present); CEO, LightIntegra Technology Inc. (June 2009 - March 2017)

Norman Radow(3) Georgia, USA	65	Director, Neovasc Inc. (September 2019 - Present); Founder, CEO, RADCO Companies (October 1994 - Present), Managing Partner, Strul Medical Group (May 2019 - Present)
Douglas Janzen(1)(2) British Columbia, Canada	52	Director, Neovasc Inc. (June 2005 - Present); CEO, Northview Ventures (2012 - Present); CEO, Aequus Pharmaceuticals Inc. (January 2013 - Present)
Alexei Marko(3) British Columbia, Canada	53	Director (June 2003 - Present), Former Chief Executive Officer Neovasc Inc. (July 2008 - January 2018),
Vicki Bebeau Minnesota, USA	70	Former Vice-President of Clinical and Regulatory Affairs, Neovasc Inc. (May 2014 - Present)
Aaron Chalekian Minnesota, USA	42	Former Vice-President, Product Development & Manufacturing Engineering, Neovasc Inc. (March 2015 - Present), Director, Research & Development, St Jude Medical (November 2007 - March 2015)
(1)	Member of the Audit and Strategic Activities Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Governance and Nominating Committee.

Biographies

Fred Colen — President, Chief Executive Officer

Fred Colen has over 40 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Colen has held management positions with Neovasc since January 2018. Mr. Colen is a resident of Florida, United States.

Mr. Colen has contributed to many significant turnarounds in his career, including the post-acquisition Guidant Company, which became the CRM division of Boston Scientific, a firm with which he held progressively senior executive roles over 11 years, including Chief Technology Officer from 2001-2008 and Member of the Executive Committee from 2001-2010. During his tenure at Boston Scientific, Mr. Colen is credited with numerous successes. As President of the Company’s Cardiac Rhythm Management (CRM) Group his team regained trust and confidence in the division’s implantable pacemakers, leads, defibrillators and re-synchronization devices, increasing annual product revenue growth by over 10% in a flat U.S. market and growing global divisional operating income from below 10% to 25% of sales, exceeding the planned annual free cash flow goals. As Chief Technology Officer, he led the development and global commercial launch for the Company’s first- and second-generation implantable drug-eluting coronary stents (the Taxus Express and Taxus Liberte), leading to global market leadership with incremental revenues of $2 billion annually. The Taxus Express market introduction is viewed as one of the most successful launches ever in the medical device industry.

Prior to joining Boston Scientific, Mr. Colen, in his role as Executive Vice President in the Pacesetter division, played a key role in the execution of St. Jude Medical’s diversification strategy, which resulted in its evolution from a successful heart valve company to a broad-based medical device company with a highly successful cardiac rhythm management business. In addition to restructuring organizational processes, he introduced the “Fast Cycle Time” approach in R&D to reduce development cycle times and optimize timing of new product introductions and manufacturing processes. During this time period, St. Jude also achieved a sharp increase in European sales through business focus, additional sales capacity, and marketing campaigns.

Mr. Colen also served as the President and Chief Executive Officer of BeneChill, building its early stage business in Europe and developing its clinical, regulatory and marketing strategy for the U.S. market. He oversaw financing rounds E and F before the Company was acquired by a Swedish firm that specializes in brain cooling.

Mr. Colen has also held a number of Board Directorships or Advisory roles, including Molnlycke Healthcare, Biim Ultrasound, and is currently a director of Onward Medical (Euronext: ONWD). He served on the Board of Middle Peak Medical, a company developing a mitral valve replacement device, until its acquisition by Symetis, which in turn was acquired by Boston Scientific.

Chris Clark — Chief Financial Officer and Corporate Secretary

In April 2007, Mr. Clark was appointed Chief Financial Officer of the Company. Prior to that, Mr. Clark was Director of Finance of Mr. Lube Canada Inc. from 2005 to 2007. Mr. Clark was Director of Finance, One Person Health Services Inc. from 2004 to 2005. He is a resident of British Columbia, Canada.

Mr. Clark has over 25 years finance and accounting experience in public practice and in public and private companies, most recently focused in the medical device sector. He received his designation as a Chartered Accountant from the Institute of Chartered Accountants of England and Wales and articled with KPMG before moving to Canada in 1998. He has an honors degree in Economics from Swansea University and a post graduate diploma from Keble College, Oxford.  Mr. Clark is a Director of Aequus Pharmaceuticals Inc (TSXV:AQS).

Bill Little — Chief Operating Officer

On November 7, 2019, Bill Little was appointed Chief Operating Officer of the Company. Mr. Little is an accomplished global marketing executive with more than two decades of experience in the medical device and technology spaces, specializing in interventional cardiology and structural heart disease.

Mr. Little joined Neovasc after serving as Abbott Laboratories’ (“Abbott”) Global Head of Customer and New Market Insights and Divisional Vice President of Global Marketing, where he led strategy for the Company’s $3B vascular business unit. He also led organizational integration during Abbott’s $30B merger with St. Jude Medical, providing U.S. sales leadership for a 300-strong commercial field team. Prior to Abbott, Mr. Little was Vice President, Global Marketing at C.R. Bard, Inc. now part of Becton Dickson, where he executed on a marketing strategy for the Company’s $600M peripheral vascular franchise, completing 12 new product launches that generated total revenue in excess of $100M annually. He also spent over 13 years at Boston Scientific in a variety of domestic and international commercial roles. Mr. Little holds a Bachelor of Science in business administration and marketing from the University of Colorado.

John Panton — Chief Quality Officer

John Panton has over 30 years of engineering experience spread over the Total Product Life Cycle, in small, medium and large organizations and across different industrial sectors; medical devices, semiconductor, oil and gas, telecommunications, consumer electronics and military avionics. In England, Mr. Panton held various engineering roles of increasing responsibility specializing in new product introduction in R&D, product and process design and development, manufacturing engineering, process engineering and product engineering. In 2005, Mr. Panton started his Canadian career as a Quality professional, as the Quality Assurance Manager of a start-up company serving semiconductor Fortune 500 customers. He then moved to a Class 2 reusable medical device company initially as Quality and Regulatory Manager and then later to Global Director of Quality Systems, where he had responsibility for sites in Canada, US, Europe and Australia. Mr. Panton joined Neovasc in May 2015 as Director of Quality Systems and moved to VP of Quality in November 2017 and to CQO in July 2020. Mr. Panton holds a Post Graduate Diploma in Microelectronics Technology and Applications from Middlesex University, and a Higher National Diploma in physics from Portsmouth Polytechnic.

Lisa Becker — Vice President, Regulatory Affairs

Lisa Becker has more than 20 years of experience in medical device regulatory affairs. Her product and therapy experience has spanned medical devices from cardiac rhythm management to vascular support, pulmonary artery pressure monitoring, cardiac occluders, heart valves and most recently, structural heart products. Ms. Becker joined Neovasc to provide Regulatory leadership in Angina Therapies in July 2021, and brings deep regulatory experience in U.S. and international markets. Creative and collaborative regulatory strategies drive her regulatory approach with the best interest of patients always at the forefront. Ms. Becker earned her Bachelor of Science in Organizational Behavior with a General Engineering minor from the United States Air Force Academy. She served nearly ten years on active duty in the U.S. Air Force while obtaining her Master of Science as well. She considers her regulatory work as a continuation of her service to improving lives.

Sarah Gallagher — Vice President, Clinical Affairs

Sarah Gallagher joined Neovasc as the Vice President of Clinical Affairs in June of 2021, bringing with her 20 years of medical device clinical research experience. Prior to joining Neovasc, Ms. Gallagher held leadership roles at Medtronic in Interventional Pain, Neuromodulation, and Cardiac Rhythm Management and St. Jude Medical in Structural Heart. During her tenure she held roles with increasing responsibility in clinical research and clinical operations. She has developed and executed both pre and post-market clinical trials and supported regulatory approvals globally. Ms. Gallagher holds a Bachelor of Applied Arts in Exercise Science, a Bachelor of Arts in Psychology, from the University of Minnesota, and Master of Science in Technology Management from the University of St. Thomas.

Steven Rubin — Chairman of the Board and Director

Mr. Rubin is Chairman of the Board. He has served as Executive Vice President — Administration of OPKO since May 2007 and as a director of OPKO since February 2007. Mr. Rubin currently serves on the board of directors of Red Violet Inc. (NASDAQ:RDVT), a leading provider of information and analytical solutions, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Cocrystal Pharma, Inc. (NASDAQ: COCP), a biotechnology company developing new treatments for viral diseases, Chromadex Corporation (NASDAQ: CDXC), an integrated, global nutraceutical company devoted to improving the way people age and Eloxx Pharmaceuticals, Inc. (formerly Sevion Therapeutics, Inc.) (NASDAQ:ELOX), a clinical stage company which discovers and develops next-generation biologics for the treatment of cancer and immunological diseases. Mr. Rubin previously served as a director of Dreams, Inc., a vertically integrated sports licensing and products company, Safestitch Medical, Inc. prior to its merger with TransEnterix, Inc., SciVac Therapeutics, Inc. prior to its merger with VBI Vaccines, Inc., Tiger X Medical, Inc. prior to its merger with BioCardia, Inc., and PROLOR Biotech, Inc., prior to its acquisition by OPKO in August 2013. Mr. Rubin was elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Florida, United States. Mr. Rubin is also a member of the Company’s Audit and Strategic Activities Committee and the Company’s Compensation Committee.

Paul Geyer — Director

Mr. Geyer resigned as President and Chief Executive Officer of the Company on July 1, 2008. Mr. Geyer has served on the Company’s Board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company’s Audit and Strategic Activities Committee and the Company’s Compensation Committee.

From June 2009 to January 2019, Mr. Geyer was Executive Chair of the board of directors of Lightlntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions. From June 2009 to March 2017, Mr. Geyer was Chief Executive Officer of Lightlntegra Technology Inc.

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

Norman Radow — Director

On September 16, 2019, Norman Radow, Managing Partner at Strul, a leading investment firm, was appointed to the Company’s Board of Directors. In addition to his duties as a Managing Partner at Strul, Mr. Radow founded the RADCO Companies, an opportunistic real estate investment group specializing in the acquisition and repositioning of multifamily assets, in 1994. In 2006, RADCO became a nationally recognized workout company and then oversaw much of the Lehman bankruptcy estate residential portfolio from 2008 through 2010. Today, RADCO owns approximately 17,000 apartment units in 13 cities across 8 states with an asset value in excess of $2 billion and has approximately 500 employees. In both 2017 and 2018, RADCO was named one of the fastest growing private companies in Atlanta by the Atlanta Business Chronicle, one of the fastest growing mid-market companies in the state of Georgia by the Association for Corporate Growth, and one of the fastest growing companies in the nation by Inc. 5000. In 2018, Norman was recognized as one of the Most Admired CEOs in the commercial real estate industry by the Atlanta Business Chronicle. Prior to founding RADCO, Mr. Radow practiced law. He was awarded a Juris Doctor by New York Law School in 1981 and currently serves on its board. Mr. Radow also received a Bachelor of Arts degree from SUNY Plattsburgh in 1978. Mr. Radow is a member of the Company’s Governance and Nominating Committee.

Douglas Janzen — Director

Mr. Janzen has been involved in the life sciences industry for the past 20 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been Chairman of Lexington Biosciences., a company listed on the TSXV, from January 2017 to November 2021. Most recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc., which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company’s Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company’s Audit and Strategic Activities and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. (Cardiome), a Nasdaq-listed drug development company that completed a C$800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver’s “Top 40 under 40” award.

Alexei Marko — Director

Alexei Marko’s almost 25 years of experience in the medical device field spans product development, sales and marketing and executive management. Mr. Marko held management positions with Neovasc’s predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the Company’s expansion and restructuring. Mr. Marko was appointed to the Company’s board of directors on June 12, 2003 and is a resident of British Columbia, Canada. Mr. Marko resigned from his position as Chief Executive Officer of Neovasc in January 2018. He is a member of the Company’s Governance and Nominating Committee.

In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (MEV), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.

Mr. Marko completed his B.A.Sc. (Hons) at Queen’s University and M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development.

Vicki Bebeau — Former Vice-President,Clinical and Regulatory Affairs

In May 2014, Ms. Bebeau joined Neovasc as Vice-President of Clinical Affairs and moved to Vice-President of Clinical Affairs and Regulatory Affairs in May 2015. Ms. Bebeau has more than 20 years of clinical research experience, fulfilling various leadership roles, which include multinational cardiovascular device firms such as St. Jude Medical, Boston Scientific, and Medtronic. Having planned and directed numerous successful clinical studies, including prosthetic heart valves and other cardiovascular devices in support of IDE, PMA, and post market programs to support regulatory approvals, Ms. Bebeau’s efforts have contributed to the adoption of some of the industry’s most novel devices in the United States, Canada, Europe, Australia, and Japan.

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

Aaron Chalekian — Former Vice-President, Product Development & Manufacturing Engineering

Aaron Chalekian has been in the medical device industry for nearly 15 years with a Bachelor of Science degree in Biomedical Engineering from Michigan Technological University, and a master’s degree in Mechanical Engineering from the University of Wisconsin — Madison. Mr. Chalekian’s experience includes early and late stage product development cycles for coronary stenting systems, transcatheter heart valves, surgical heart valves & repair technologies, along with numerous other catheter based and imaging technologies. Prior to Neovasc, Mr. Chalekian has served in various roles, including management roles within research & development and support of manufacturing activities at Oakriver Technology, Boston Scientific and St. Jude Medical. In addition to his role at Neovasc, Mr. Chalekian has actively served on the ISO 5840 committee (Surgical and Transcatheter valves) for nearly a decade as a committee member and most recently, a leader of a task force as it relates to the transcatheter mitral valve replacements space.

Board Diversity Matrix

Board Diversity Matrix (As of December 31, 2021)
Country of Principal Executive Offices:	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.Compensation

Executive Compensation

Compensation Discussion and Analysis

For the purposes of this Annual Report, a named executive officer (“NEO”) of the Company, using the definition contained in applicable Canadian securities laws, means each of the following individuals:

(a)	the Chief Executive Officer (“CEO”) of the Company;
(b)	the Chief Financial Officer (“CFO”) of the Company;
(c)	the Chief Operating Officer (“COO”) of the Company;
(d)

each of the three most highly compensated Executive Officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO, CFO and COO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000. “Executive Officer” means the chairman, and any vice-chairman, president, secretary or any vice-president and any officer of the Company or a subsidiary who performs a policymaking function in respect of the Company; and

(e)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

Each of Fred Colen, President and CEO, Chris Clark, CFO and Secretary, Bill Little, Chief Operating Officer (“COO”), John Panton, Chief Quality Officer (“CQO”), Lisa Becker, Vice-President, Regulatory Affairs, Global Angina Therapies (“VP, RA”) and Sarah Gallagher, Vice-President, Clinical Affairs (“VP, CA”), is an NEO of the Company for purposes of this disclosure.

Compensation Philosophy and Objectives

The Executive Compensation Program is set to attract and retain the best available talent while efficiently utilizing available resources. The Company compensates executive management with a package typically including a base salary, an incentive compensation plan and equity compensation designed to be competitive with comparable employers and to align management’s compensation with the long-term interests of the Company’s shareholders. Incentive compensation is used as a short-term incentive to achieve Company objectives and equity compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.

The base salary, incentive compensation and equity compensation for the Company’s NEOs were determined by the Compensation Committee. Each of the Compensation Committee members has direct experience that is relevant to his or her responsibilities in executive compensation. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff. Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Elements of Compensation

Base Salary — The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management’s compensation, the Board takes into consideration the financial condition of the Company. The base salaries for NEOs of Neovasc during the financial year ended December 31, 2021 were:

NEO	BASE SALARY
Fred Colen (President & CEO)		$405,717/year
Chris Clark (CFO)	C$	360,000/year
Bill Little (COO)		$330,000/year
John Panton (CQO)	C$	243,045/year
Lisa Becker (VP, RA)		$325,000/year
Sarah Gallagher (VP, CA)		$240,000/year

Stock-Based and Cash-Based Bonuses — Bonus objectives are typically set on an individual basis on strategic non-financial measures. Such measures will typically involve the delivery of project milestones or the resolution of a particular concerns or issues. The individual objectives will typically cascade upwards to ensure that the overall strategic objectives of the Company are achieved. As described in the “Our Strategy” section of the Management’s Discussion and Analysis found on the Company’s SEDAR at www.sedar.com, each year the strategic objectives are focused on the development and commercialization of the Tiara and Reducer and as such are not reconcilable back to GAAP. Revenue targets for our Reducer product are assigned to those bonused employees who have direct accountability for the delivery of the revenue objectives. The revenue targets are based on the revenue recognition according to IFRS.

These performance goals will take into account (i) the Company’s revenues during the last completed financial year (consistent with the definition retained by the Corporation in the preparation of the audited financial statements and accompanying Management & Discussion Analysis), (ii) the development and enrollment of our COSIRA-II study through the implementation of our clinical and regulatory strategies, (iii) undertaking a new application for the Tiara TA under MDR regulations through the implementation of our product development and regulatory strategies, (iv) achievement of certain corporate objectives, including but not limited to business development strategies and managing our Nasdaq listing and (v) other personal achievements fulfilled by each executive officer, as the case may be. The CEO’s target bonus objective are typically set at 50% related to corporate objectives and at 50% related to various development milestones related to Reducer and Tiara as well as revenue targets for Reducer.

For the year ended December 31, 2019, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen’s, 70% of Chris Clark and Bill Little’s and 50% of John Panton’s Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer and on certain corporate objectives. For the year end December 31, 2020, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen’s, 70% of Chris Clark and Bill Little’s and 50% of John Panton’s Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer. For the year ended December 31, 2021, the Compensation Committee implemented a cash-based bonus whereby cash awards up to a maximum of 100% of Fred Colen’s, 70% of Chris Clark and Bill Little’s, 60% of Lisa Becker’s (prorated from her start date to the end of the year) and 50% of John Panton’s and Sarah Gallagher’s (prorated from her start date to the end of the year). Base Salary were paid based on objectives pertaining to the development of the Tiara and Reducer.

The bonuses available and paid to the NEOs during the financial year ended December 31, 2021 were:

	BONUS
NEO	AVAILABLE		BONUS PAID
Fred Colen (President & CEO)		$405,717		$363,117
Chris Clark (CFO)	C$	252,000	C$	232,880
Bill Little (COO)		$231,000		$231,000
John Panton (CQO)	C$	121,523	C$	121,523
Lisa Becker (VP, RA)		$147,500		$145,550
Sarah Gallagher (VP, CA)		$70,000		$68,600

Option-Based Awards — The Board maintains the authority to award equity compensation, including stock options pursuant to the Company’s stock option plan (the “Option Plan”), to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 15% of the Common Shares issued and outstanding at any time pursuant to the exercise of options under the Option Plan. In determining NEOs’ option-based equity compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of equity compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The stock options granted to the Company’s NEOs as of December 31, 2021 were:

NEO	OPTIONS
Fred Colen (President & CEO)

59,375 ($2.42 exercise price per Common Share, expiring June 22, 2028),200,000 ($2.17 exercise price per Common Share, expiring October 7, 2028),700,000 ($1.38 exercise price per Common Share, expiring March 16, 2029),250,000 ($0.60 exercise price per Common Share, expiring December 15, 2029)

Chris Clark (CFO)

44,250 ($2.42 exercise price per Common Share, expiring June 22, 2028), 95,000 ($2.17 exercise price per Common Share, expiring October 7, 2028),350,000 ($1.38 exercise price per Common Share, expiring March 16, 2029),125,000 ($0.60 exercise price per Common Share, expiring December 15, 2029)

Bill Little (COO)

55,000 ($2.42 exercise price per Common Share, expiring June 22, 2028),90,000 ($2.17 exercise price per Common Share, expiring October 7, 2028),350,000 ($1.38 exercise price per Common Share, expiring March 16, 2029),125,000 ($0.60 exercise price per Common Share, expiring December 15, 2029)

John Panton (CQO)

35,000 ($2.42 exercise price per Common Share, expiring June 22, 2028),50,000 ($2.17 exercise price per Common Share, expiring October 7, 2028),125,000 ($1.38 exercise price per Common Share, expiring March 16, 2029),100,000 ($0.60 exercise price per Common Share, expiring December 15, 2029)

Lisa Becker (VP, RA)	200,000 ($0.84 exercise price per Common Share, expiring August 16, 2029), 100,000 ($0.60 exercise price per Common Share, expiring December 15, 2029)
Sarah Gallagher (VP, CA)	300,000 ($0.84 exercise price per Common Share, expiring August 16, 2029), 100,000 ($0.60 exercise price per Common Share, expiring December 15, 2029)

Restricted Stock Units — The Board maintains the authority to award equity compensation, including restricted stock units (“RSUs”) pursuant to the Company’s restricted stock unit plan (the “RSU Plan”), to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company may reserve up to 5% of the Common Shares issued and outstanding at any time pursuant to the exercise of RSUs under the RSU Plan. In determining NEOs’ RSU-based equity compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of equity compensation and made recommendations on the grant of RSUs, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The RSUs granted to the Company’s NEOs as of December 31, 2021 were:

NEO	RSUs
Fred Colen (President & CEO)	35,000 granted on January 23, 2020
60,000 granted on February 20, 2020
105,000 granted on June 22, 2020
700,000 granted on March 16, 2021
Chris Clark (CFO)	35,000 granted on February 20, 2020
17,000 granted on June 22, 2020
350,000 granted on March 16, 2021
Bill Little (COO)	152,956 granted on December 2, 2019
10,000 granted on January 23, 2020
2,044 granted on June 22, 2020
350,000 granted on March 16, 2021
John Panton (CQO)	5,000 granted on January 23, 2020
10,000 granted on February 20, 2020
16,000 granted on June 22, 2020
125,000 granted on March 16, 2021
Lisa Becker (VP, RA)	200,000 granted on August 16, 2021
Sarah Gallagher (VP, CA)	100,000 granted on August 16, 2021

Share Appreciation Rights — The Board maintains the authority to award equity compensation, including Share Appreciation Rights (“SARs”) pursuant to the Company’s share appreciation rights plan (the “SAR Plan”), to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. In determining NEOs’ SAR-based equity compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of equity compensation and made recommendations on the grant of SARs, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. The SARs granted to the Company’s NEOs as of December 31, 2021 were:

NEO	SARs(1)
Fred Colen (President & CEO)	679,414 granted on September 22, 2020
1,320,586 granted on March 16, 2021
Chris Clark (CFO)	226,471 granted on September 22, 2020
473,529 granted on March 16, 2021
Bill Little (COO)	226,471 granted on September 22, 2020
473,529 granted on March 16, 2021
John Panton (CQO)	169,853 granted on September 22, 2020
80,147 granted on March 16, 2021
Lisa Becker (VP, RA)	100,000 granted on August 16, 2021
Sarah Gallagher (VP, CA)	100,000 granted on August 16, 2021
(1)

Share Appreciation Rights will vest on the date of completion of a Fundamental Transaction. Fundamental Transaction occurs on either i) acquisition of more than 50% of the combined voting power of the Company ii) disposal of one or both of the Tiara and the Reducer or iii) resolution by the Board of Directors. All Share Appreciation Rights are cash-settled equity instruments at $0.00 grant price.

Compensation Risks

The Compensation Committee Mandate tasks the Compensation Committee with reviewing the Company’s compensation policies on an annual basis to determine whether they are aligned with the Company’s risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the compensation policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the compensation policy that are reasonably likely to have a material adverse effect on the Company.

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

In accordance with the term of the Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company’s Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.

The Option Plan provides that the Company can reserve for issuance up to 15% of the Common Shares issued and outstanding at any time as options (each, an “Option”). As of March 8, 2022, there were 7,070,931 options issued and outstanding, this number represents 10.44% of the Company’s issued and outstanding Common Shares. As of March 8, 2022, there were 3.091,278 Common Shares reserved for issuance upon the exercise of outstanding Options, representing 4.56% of the Company’s issued and outstanding Common Shares. Accordingly, as of March 8, 2022, there were 3,061,278 Common Shares available for issuance under the Option Plan representing 5% of the Company’s issued and outstanding Common Shares.

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

That number of fully paid and non-assessable Common Shares (“X”) equal to the number of options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share (“B”) less the Exercise Price per Common Share (“A”) by the Market Price of one Common Share (“B”). Expressed as a formula, such conversion shall be computed as follows:

X=(Y)×(B-A)

(B)

The Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.

The Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the “Insider Participation Limit”, which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding Common Shares, respectively.

An option is personal to the grantee of the option and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause or death, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder’s employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.

In the normal course of business, there are times when the Company’s directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a “Blackout Period”. During a Blackout Period, securities laws prohibit such persons from trading in the Company’s securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time but are scheduled to occur prior to the release of the Company’s financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

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

In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “U.S. Internal Revenue Code”), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the U.S. Internal Revenue Code) (“ISOs”). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.

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

(d)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;
(e)

to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option’s expiry date;

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
(d)	any increase in the maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company’s issued and outstanding common shares; and
(e)	any amendment to the amendment provisions described above.

RSU Plan

The RSU Plan was adopted by the Board on December 2, 2019, amended on February 20, 2020, and requires shareholder approval at the Company’s next annual general meeting of shareholders. The Company’s RSU Plan was adopted to assist the Company in the recruitment and retention of highly qualified employees, directors and eligible consultants by providing a means to reward performance, to motivate participants under the RSU Plan to achieve important corporate and personal objectives and, through the proposed issuance by the Company of Common Shares under the RSU Plan, to better align the interests of participants with the long-term interests of shareholders.

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

The maximum number of Common Shares which may be reserved, set aside and made available for issuance under the RSU Plan will not exceed 5% of the number of issued and outstanding shares. As of March 8, 2022, there were 2,560,349 RSUs outstanding representing 3.78% of the Company’s issued and outstanding common shares, leaving 827,054 RSUs available for grant, representing 1.22% of the Company’s issued and outstanding common shares.

All outstanding RSUs will become vested RSUs on any Change of Control (as defined in the RSU Plan) and the payout date in connection with such participant’s vested RSUs will be accelerated to the date of such Change of Control and the Company will issue Common Shares to participants as soon as practicable following such Change of Control.

Unless otherwise determined by the Company in accordance with the RSU Plan, RSUs which have not vested on a participant’s termination date shall terminate and be forfeited. If a participant who is an employee ceases to be an employee as a result of termination of employment without cause, in such case, at the Company’s discretion (unless otherwise provided in the applicable grant agreement), all or a portion of such participant’s RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law or as otherwise may be determined by the Company in its sole discretion. All forfeited RSUs are available for future grants.

RSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to a spouse or minor children or grandchildren or a personal holding company or family trust controlled by a participant, the sole shareholders or beneficiaries of which, as the case may be, are any combination of the participant, the participant’s spouse, minor children or minor grandchildren, and after the participant’s lifetime shall ensure to the benefit of and be binding upon the participant’s designated beneficiary, on such terms and conditions as are appropriate for such transfers.

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

NEO Compensation

As of December 31, 2021, Neovasc had six NEOs: Fred Colen, President and CEO, Chris Clark, Secretary and CFO, Bill Little, COO, John Panton, CQO, Lisa Becker, VP RA and Sarah Gallagher, VP CA.

Defined Benefits Plans

The Company currently does not intend to have a defined benefits pension plan.

Defined Contribution Plans

The Company matches 50% of the contributions paid by certain NEOs in Canada into their Registered Retirement Savings Plans up to 2.5%of Base Salary and contributes 3% of Base Salary to the 401(k) plan of certain NEOs in the United States.

Deferred Compensation Plans

The Company currently does not intend to have a deferred compensation plan.

Termination and Change of Control Benefits

Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities:

For Mr. Fred Colen:

•

Upon termination without cause, Mr. Colen is entitled to receive the entirety of his compensation for an additional 12-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Colen will receive a cash payment equal to approximately 2 times his existing compensation and 100% of his Options, RSUs and SARs will immediately vest. Mr. Colen’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason.

•	Assuming Mr. Colen was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:
•	Termination without cause: $852,006
•	Termination within 12 months following a change of control: $1,693,868

For Mr. Chris Clark:

•

Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 18-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.5 times his existing compensation and 100% of his Options, RSUs and SARs will immediately vest.  Mr. Clark’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 18 months of the termination of his employment, for any reason.

•	Assuming Mr. Clark was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:
•	Termination without cause: C$972,000
•	Termination within 12 months following a change of control: C$954,000

For Mr. Bill Little:

•

Upon termination without cause, Mr. Little is entitled to receive the entirety of his compensation for an additional 10-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Little will receive a cash payment equal to approximately 1.5 times his existing compensation and 100% of his Options, RSUs and SARs will immediately vest. Mr. Little’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 10 months of the termination of his employment, for any reason.

•	Assuming Mr. Little was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:
•	Termination without cause: $495,000
•	Termination within 12 months following a change of control: $893,063

For Mr. John Panton:

•

Upon termination without cause, Mr. Panton is entitled to receive the entirety of his compensation for an additional 12-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Panton receives a cash payment equal to approximately 1.25 times his existing compensation and 100% of his Options, RSUs and SARs will immediately vest. Mr. Panton’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason.

•	Assuming Mr. Panton was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:
•	Termination without cause: C$388,874
•	Termination within 12 months following a change of control: C$491,409

For Ms. Lisa Becker:

•

Upon termination without cause, Ms. Becker is entitled to receive the entirety of her compensation for an additional 2-month period. In addition, if such termination occurs within 12 months of a change of control, Ms. Becker will receive a cash payment equal to approximately 1.25 times her existing compensation and 100% of her Options, RSUs and SARs will immediately vest. Ms. Becker’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason.

•	Assuming Ms. Becker was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:
•	Termination without cause: $92,083
•	Termination within 12 months following a change of control: $575,859

For Ms. Sarah Gallagher:

•

Upon termination without cause, Ms. Gallagher is entitled to receive the entirety of her compensation for an additional 2-month period. In addition, if such termination occurs within 12 months of a change of control, Ms. Gallagher will receive a cash payment equal to approximately 1.25 times her existing compensation and 100% of her Options, RSUs and SARs will immediately vest. Ms. Gallagher’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason.

•	Assuming Ms. Gallagher was terminated on the last business day of the most recently completed financial year, he would receive the following estimated payments:

•	Termination without cause: $64,000
•	Termination within 12 months following a change of control: $425,250

Summary Compensation Table

Neovasc’s key management personnel include Fred Colen, CEO, Chris Clark, CFO, Bill Little, COO, John Panton, CQO, Lisa Becker, VP RA(1),  Sarah Gallagher, VP CA(1),  Vicki Bebeau, Former VP, C&R(1) and Aaron Chalekian, Former VP PD&E(1). Compensation paid to key management personnel was as follows:

	Year Ended December 31,
(USD$)	2021	2020	2019
Salaries and consulting fees	1,660,517	1,681,517	2,137,242
Cash-based awards	1,085,641	692,139	861,301
Share-based awards	2,632,500	992,646	455,809
Option-based awards(2)	1,145,795	1,582,756	1,605,899
Long-term incentive plans	3,407,952	2,747,661	NIL
Pension value(3)	34,499	36,114	33,814
Total compensation	9,966,904	7,732,832	5,094,065
(1)

The Company appointed Ms. Becker as Vice-President, Regulatory Affairs, Global Angina Therapies and Ms. Gallagher as Vice-President, Clinical Affairs in July 2021. Ms. Bebeau retired as Vice-President, Clinical and Regulatory Affairs in August 2021. Mr. Chalekian resigned as Vice-President, Product Development & Manufacturing Engineering in January 2021.

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

(3)	Amounts equal to RRSP or 401(k) monthly payments by the Company. See “Defined Contribution Plans”.

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2019, 2020, and 2021 is summarized as follows and expressed in U.S. dollars unless otherwise noted:

									Non-Equity Incentive Plan
									Compensation
				Share-					Annual
				Based		Option-Based			Incentive		Long-term			Pension		All Other	Total
		Salary		Awards		Awards			Plans		Incentive Plan			Value		Compensation	Compensation
Name and Principal Position	Year	($)		($)		($)(4)			($)		($)			($)(5)		($)	($)
Fred Colen(7)	2021		$405,717		$966,000		$460,422	(1)		$363,117		$1,822,409	(6)		$8,700	NIL		$4,026,364
President & CEO	2020		$405,717		$550,750		$629,168	(2)		$259,253		$1,433,564	(6)		$8,550	NIL		$3,287,002
	2019		$401,700		N/A		$765,489	(3)		$369,641		N/A			$8,400	NIL		$1,545,230

Chris Clark	2021	C$	355,125	C$	617,129	C$	303,799	(1)	C$	232,880	C$	834,939	(6)		NIL	NIL	C$	2,343,871
CFO & Secretary	2020	C$	351,000	C$	189,050	C$	380,592	(2)	C$	159,705	C$	609,407	(6)		NIL	NIL	C$	1,689,753
	2019	C$	351,000		N/A	C$	404,782	(3)	C$	221,130		N/A			NIL	NIL	C$	976,912

Bill Little	2021		$318,750		$483,000		$285,652	(1)		$231,000		$653,470	(6)		$8,700	NIL		$1,980,572
COO	2020		$300,000		$37,246		$95,208	(2)		$152,250		$477,854	(6)		$7,500	NIL		$1,070,058
	2019		$300,000		$455,809		N/A			$23,746		N/A			NIL	NIL		$779,555

John Panton	2021	C$	243,045	C$	220,403	C$	125,496	(1)	C$	121,523	C$	141,317	(6)	C$	6,076	NIL	C$	857,860
CQO	2020	C$	243,045	C$	109,000	C$	235,692	(2)	C$	60,760	C$	457,055	(6)	C$	6,076	NIL	C$	1,111,628
	2019	C$	209,167		N/A	C$	209,950	(3)	C$	64,336		N/A		C$	5,229	NIL	C$	517,162

Lisa Becker	2021		$153,883		$168,000		$36,363	(1)		$145,550		$84,000	(6)		$4,616	NIL		$592,412
VP, RA	2020		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
	2019		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
Sarah Gallagher	2021		$131,818		$84,000		$27,369	(1)		$68,600		$84,000	(6)		$3,955	NIL		$399,741
VP, CA	2020		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
	2019		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL

Alexei Marko	2021		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
Former CEO(8)	2020	C$	18,000		N/A		N/A			NIL		N/A			NIL	NIL	C$	18,000
	2019	C$	234,000		N/A	C$	57,971	(3)		NIL		N/A			NIL	NIL	C$	273,971

Brian McPherson	2021		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
Former COO	2020		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
	2019	C$	149,906		N/A	C$	205	(3)		NIL		N/A			NIL	NIL	C$	150,111

Randy Lane	2021		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
Former VP, R&D	2020		NIL		N/A		N/A			NIL		N/A			NIL	NIL		NIL
	2019	C$	280,890		N/A	C$	4,891	(3)		NIL		N/A		C$	10,533	NIL	C$	296,314

Vicki Bebeau	2021		$165,503		$276,000		N/A			NIL		N/A			$3,483	NIL		$444,986
Former VP, C&R	2020		$278,636		$85,470		$190,321	(2)		$107,762		N/A			$8,359	NIL		$670,548
	2019		$263,680		N/A		$156,471	(3)		$186,440		N/A			$6,449	NIL		$613,040

Aaron Chalekian	2021		$16,684		N/A		N/A			NIL		N/A			$289	NIL		$16,974
Former VP, R&D	2020		$231,356		$85,470		$184,813	(2)		NIL		N/A			$6,941	NIL		$508,580
	2019		$214,958		N/A		$161,027	(3)		$61,241		N/A			$6,449	NIL		$455,893

(1)

The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.91%; b) expected life of 4 years; c) weighted average fair value of $0.82; d) weighted average share price at grant date of $1.09; d) expected volatility of 117%; e) forfeiture rate of 7% and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)

The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 0.94%; b) expected life of 4 years; c) weighted average fair value of $1.99; d) weighted average share price at grant date of $2.48; d) expected volatility of 124%; e) forfeiture rate of 7% and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(3)

The Company uses the Black-Scholes option pricing model to calculate the fair value of option-based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, arc estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.51%; b) expected life of 4 years; c) weighted average fair value of $3.60; d) weighted average share price at grant date of $4.30; d) expected volatility of 141%; e) forfeiture rate of 7% and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value

(4)	These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company’s financial statements.
(5)	Amounts equal to RRSP or 401(k) monthly payments by the Company. See “Pension Plan Benefits”.
(6)

Amounts equal to Share Appreciation Rights which will vest on the date of completion of a Fundamental Transaction. Fundamental Transaction occurs on either i) acquisition of more than 50% of the combined voting power of the Company ii) disposal of one or both of the Tiara and the Reducer or iii) resolution by the Board of Directors. The Share Appreciation Rights are cash-settled equity instruments at $nil grant price.

(7)	Mr. Colen did not receive any compensation related to his services as a director of the Company.
(8)	Mr. Marko did not receive any compensation related to his services as a director of the Company until February 2020. Mr. Marko resigned as CEO in January 2018.

Options to Purchase Securities

The following table sets out all option-based and share-based awards as of December 31, 2021, for each NEO:

	Option-based Awards				Share-based Awards
							Market or
	Number of					Market or	payout value of
	securities			Value of	Number of	payout value of	vested share-
	underlying	Option exercise		unexercised in-	shares or units of	share-based	based awards not
Name and Principal	unexercised	price		the-money	shares that have	awards that have	paid out or
Position	options	($)	Option expiration date	options ($)(1)	not vested	not vested	distributed ($)
Fred Colen	59,375	$2.42	June 22,2028	NIL	N/A	N/A	N/A
President &	200,000	$2.17	October 7,2028	NIL	N/A	N/A	N/A
CEO	700,000	$1.38	March 16,2029	NIL	N/A	N/A	N/A
	250,000	$0.60	December 15,2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	23,333	$10,967	N/A
	NIL	N/A	N/A	NIL	40,000	$18,800	N/A
	NIL	N/A	N/A	NIL	70,000	$32,900	N/A
	NIL	N/A	N/A	NIL	560,000	$263,200	N/A
Chris Clark	44,250	$2.42	June 22,2028	NIL	N/A	N/A	N/A
CFO &	95,000	$2.17	October 7,2028	NIL	N/A	N/A	N/A
Secretary	350,000	$1.38	March 16,2029	NIL	N/A	N/A	N/A
	125,000	$0.60	December 15,2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	23,333	$10,967	N/A
	NIL	N/A	N/A	NIL	11,333	$5,327	N/A
	NIL	N/A	N/A	NIL	280,000	$131,600	N/A
Bill Little	55,000	$2.42	June 22,2028	NIL	N/A	N/A	N/A
COO	90,000	$2.17	October 7,2028	NIL	N/A	N/A	N/A
	350,000	$1.38	March 16,2029	NIL	N/A	N/A	N/A
	125,000	$0.60	December 15,2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	19,517	$9,173	N/A
	NIL	N/A	N/A	NIL	31,469	$14,790	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	1,363	$641	N/A
	NIL	N/A	N/A	NIL	280,000	$131,600	N/A
John Panton	35,000	$2.42	June 22,2028	NIL	N/A	N/A	N/A
CQO	50,000	$2.17	October 7,2028	NIL	N/A	N/A	N/A
	125,000	$1.38	March 16,2029	NIL	N/A	N/A	N/A
	100,000	$0.60	December 15,2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	3,333	$1,567	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	10,667	$5,013	N/A
	NIL	N/A	N/A	NIL	100,000	$47,000	N/A
Lisa Becker	200,000	$0.84	August 16,2029	NIL	N/A	N/A	N/A
VP, RA	100,000	$0.60	December 15,2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	200,000	$94,000	N/A
Sarah Gallagher	300,000	$0.84	August 16,2029	NIL	N/A	N/A	N/A
VP, CA	100,000	$0.60	December 15,2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	100,000	$47,000	N/A
(1)

Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as of December 31, 2021 ($0.47 closing price on the Nasdaq) and the exercise price of the options.

Director Compensation

In 2021, the directors of the Company (excluding any executive officers) were paid an annual retainer of $50,000, without any meeting fees. The chairman of the board and the chairman of the audit committee were paid an annual retainer of $60,000.

Summary Director Compensation Table

During the Company’s most recently completed financial year of December 31, 2021, the compensation paid to each director, who was not a NEO, is summarized as follows:

				Non-Equity Incentive
				Plan Compensation
				Annual	Long-term
		Share-	Option- Based	Incentive	Incentive	Pension	All other	Total
Name and	Salary	Based Awards	Awards	Plans	Plan	Value	Compensation	Compensation
Principal Position	($)	($)	($)	($)	($)	($)	($)	($)
Steven Rubin	$60,000	$82,800	$34,534	N/A	N/A	N/A	N/A	$177,334
Chairman and Director
Paul Geyer	$60,000	$82,800	$34,534	N/A	N/A	N/A	N/A	$177,334
Chairman, Audit Committee and Director
Norman Radow	$50,000	$82,800	$59,274	N/A	N/A	N/A	N/A	$192.074
Director
Douglas Janzen	$50,000	$82,800	$34,534	N/A	N/A	N/A	N/A	$167,334
Director
Alexei Marko	$50,000	$82,800	$34,534	N/A	N/A	N/A	N/A	$167,334
Director

Share-based Awards and Option-based Awards

No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as of December 31, 2021, for each director who was not an NEO:

	Option-based Awards			Share-based Awards
							Market or payout
	Number of					Market or payout	value of vested
	securities	Option		Value of	Number of shares	value of share-	share-based
	underlying	exercise	Option	unexercised	of units or shares	based awards that	awards and paid
Name and	unexercised	price	expiration	In-the-money	that have not	have not vested	out or distributed
Principal Position	options	($)	date	options(1)	vested	($)	($)
Steven Rubin	5,000	$2.42	June 22, 2028	NIL	N/A	N/A	N/A
Chairman	20,000	$2.17	October 7, 2028	NIL	N/A	N/A	N/A
	60,000	$1.38	March 16, 2029	NIL	N/A	N/A	N/A
	25,000	$0.60	December 15, 2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	48,000	$22,560	N/A
Paul Geyer	5,000	$2.42	June 22, 2028	NIL	N/A	N/A	N/A
Director	20,000	$2.17	October 7, 2028	NIL	N/A	N/A	N/A
	60,000	$1.38	March 16, 2029	NIL	N/A	N/A	N/A
	25,000	$0.60	December 15, 2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	48,000	$22,560	N/A
Norman Radow	15,000	$3.35	January 20, 2028	NIL	N/A	N/A	N/A
Director	5,000	$2.42	June 22, 2028	NIL	N/A	N/A	N/A
	20,000	$2.17	October 7, 2028	NIL	N/A	N/A	N/A
	60,000	$1.38	March 16, 2029	NIL	N/A	N/A	N/A
	25,000	$0.60	December 15, 2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	3,333	$1,567	N/A
	NIL	N/A	N/A	NIL	48,000	$22,560	N/A
Douglas Janzen	5,000	$2.42	June 22, 2028	NIL	N/A	N/A	N/A
Director	20,000	$2.17	October 7, 2028	NIL	N/A	N/A	N/A
	60,000	$1.38	March 16, 2029	NIL	N/A	N/A	N/A
	25,000	$0.60	December 15, 2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	48,000	$22,560	N/A
Alexei Marko	5,000	$2.42	June 22, 2028	NIL	N/A	N/A	N/A
Director	20,000	$2.17	October 7, 2028	NIL	N/A	N/A	N/A
	60,000	$1.38	March 16, 2029	NIL	N/A	N/A	N/A
	25,000	$0.60	December 15, 2029	NIL	N/A	N/A	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	6,667	$3,133	N/A
	NIL	N/A	N/A	NIL	48,000	$22,560	N/A

Notes:

(1)

Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as of December 31, 2021 ($0.47 closing price on the Nasdaq) and the exercise price of the options.

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:

	Option-Based	Share-Based	Non-Equity Incentive Plan
	Awards — Value	Awards — Value	Compensation - Value Earned
	Vested During the Year	Vested During the Year	During the Year
Name and Principal Position	($)(1)	($)	($)
Fred Colen	NIL	$272,626	N/A
President & CEO
Chris Clark	NIL	$122,041	N/A
CFO & Secretary
Bill Little	NIL	$134,627	N/A
COO
John Panton	NIL	$46,864	N/A
CQO
Lisa Becker	NIL	N/A	N/A
VP, RA
Sarah Gallagher	NIL	N/A	N/A
VP, CA
(1)	All options are granted at market price.

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each director who was not a NEO:

	Option-Based	Share-Based	Non-Equity Incentive Plan
	Awards — Value	Awards — Value	Compensation - Value Earned
	Vested During the Year	Vested During the Year	During the Year
Name and Principal Position	($)(1)	($)	($)
Steven Rubin	NIL	$25,810	N/A
Chairman
Paul Geyer	NIL	$25,810	N/A
Director
Douglas Janzen	NIL	$25,810	N/A
Director
Alexei Marko	NIL	$25,810	N/A
Director
Norman Radow	NIL	$17,445	N/A
Director
(1)	All options are granted at market price.

The following table sets out the burn rate of the Existing Option Plan for the three most recently completed financial years:

		Weighted Average Securities
		Outstanding
Year	Options Granted	(000,000)	Burn Rate
2021	5,993,050	62,973,995	9.52%
2020	2,495,100	16,667,810	14.97%
2019	697,150	6,511,672	10.71%

The following table sets out the burn rate of the Share Unit Plan for the three most recently completed financial years:

		Weighted Average Securities
		Outstanding
Year	Options Granted	(000,000)	Burn Rate
2021	2,900,000	62,973,995	4.61%
2020	706,044	16,667,810	4.24%
2019	152,956	6,511,672	2.35%

C.Board Practices

Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management” above sets out each directors’ and officers’ date of expiration of their current term of office, as applicable, and the period during which such person has served in that office.

For specific termination and change-of-control provisions for the Company’s NEOs, see Item 6.B “Compensation”.

As of March 8, 2022, all NEOs are engaged in a contract providing for benefits upon termination of employment with the Company.

Board Committees

The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the Audit and Strategic Activities Committee (the “Audit and Strategic Activities Committee”), the Compensation Committee (the “Compensation Committee”) and the Corporate Governance and Nominating Committee (the “CGNC”). The written mandates governing each of these committees require that the committees be comprised of independent directors.

The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company designated a pricing committee in relation to the 2017 Financings.

Audit and Strategic Activities Committee

The Audit and Strategic Activities Committee is comprised of Paul Geyer (Chair), Steve Rubin and Douglas Janzen, all of whom are “financially literate” as defined in National Instrument 52-110 — Audit Committees (“NI 52-110”) and the rules of the Nasdaq. Each member of the Audit and Strategic Activities Committee is considered independent pursuant to NI 52-110, Rule 10A-3 under the U.S. Exchange Act and the rules of the Nasdaq. Douglas Janzen served as the Audit and Strategic Activities Committee’s financial expert for the 2018 fiscal year. A description of the education and experience of each Audit and Strategic Activities Committee member that is relevant to the performance of his responsibilities as an Audit and Strategic Activities Committee member may be found above under the heading “Directors, Senior Management and Employees — Directors and Senior Management”.

The Audit and Strategic Activities Committee is responsible for reviewing the Company’s financial reporting procedures, internal controls and the performance of the financial management and the Auditor. The Audit and Strategic Activities Committee also reviews the annual audited financial statements and makes recommendations to the board. A copy of the Audit and Strategic Activities Committee’s charter is set out below.

Audit and Strategic Activities Committee Charter

I.Purpose

The Audit and Strategic Activities Committee is responsible for assisting the Board of Directors (the “Board”) in fulfilling its oversight responsibilities in relation to:

•	the integrity of Medical Ventures Corp. (the “Corporation”) financial statements;

•	the Company’s compliance with legal and financial regulatory requirements;
•	the qualifications and independence of the Company’s auditor;
•	the adequacy and effectiveness of internal controls over financial reporting and disclosure controls;
•	the performance of the Company’s internal audit function and independent auditor;
•	preparing an audit committee report to be included in the Company’s management information circular; and
•	any additional matters delegated to the Audit and Strategic Activities Committee by the Board.

II.Members

The Board must appoint a minimum of three directors to be members of the Audit and Strategic Activities Committee. All of the members of the Audit and Strategic Activities Committee will meet the criteria for independence contained in applicable laws and stock exchange rules and regulations and at least a majority must be residents of Canada (so long as this is required under applicable law). In addition, every member of the Audit and Strategic Activities Committee will be Financially Literate and at least one member will have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment. “Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

III.Responsibilities

The auditor is ultimately accountable to the Audit and Strategic Activities Committee and reports directly to the Audit and Strategic Activities Committee. Accordingly, the Audit and Strategic Activities Committee will evaluate and be responsible for the Company’s relationship with the auditor. Specifically, the Audit and Strategic Activities Committee will:

•	select, evaluate and nominate the auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
•	review and approve the auditor’s engagement letter;
•

after seeking and taking into account the opinions of senior management and the officer in charge of internal audit, review the independence, experience, qualifications and performance of the auditor, including the lead audit partner, in recommending its appointment or reappointment, including considering whether the auditor’s quality controls are adequate and the auditor’s provision of any permitted non-audit services is compatible with maintaining its independence;

•	oversee the auditor’s work, including resolving any disagreements between management and the auditor regarding financial reporting;
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

At least annually, and before the auditor issues its report on the Company’s annual financial statements, the Audit and Strategic Activities Committee will:

•

confirm that the auditor has submitted a formal written statement describing all of its relationships with the Company that in the auditor’s professional judgment may reasonably be thought to bear on its independence;

•	discuss with the auditor any disclosed relationships or services that may affect its independence; and
•

obtain written confirmation from the auditor that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct adopted by the Chartered Professional Accountants of British Columbia to which it belongs and that it is an independent public accountant with respect to the Company within the meaning of federal securities legislation; and confirm that the auditor has complied with applicable laws with respect to the rotation of certain members of the audit engagement team for the Company.

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
•

whether or not the auditor has received the full co-operation of senior management and other employees of the Company and whether the auditor has encountered any audit problems or difficulties in the course of its audit work, including any restrictions on the scope of the auditor’s work or access to required information and any significant disagreements with management (along with management’s response);

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel; and
•	the items required to be communicated to the Audit and Strategic Activities Committee under the Canadian authoritative guidance or under Canadian generally accepted auditing standards.

The Audit and Strategic Activities Committee will discuss with the auditor the nature of an audit and the responsibility assumed by the auditor when conducting an audit under Canadian generally accepted auditing standards. The Audit and Strategic Activities Committee will review a summary of the auditor’s audit plan for each audit.

The Audit and Strategic Activities Committee will determine the auditor’s fee and the terms of the auditor’s engagement. In determining the auditor’s fee, the Audit and Strategic Activities Committee will consider, among other things, the number and nature of reports to be issued by the auditor, the quality of the internal controls of the Company, the size, complexity and financial condition of the Company and the extent of internal audit and other support to be provided to the auditor by the Company.

The Audit and Strategic Activities Committee will review and discuss with management and the auditor the annual audited financial statements, together with the auditor’s report thereon, and the interim financial statements, before recommending them for approval by the Board. The Audit and Strategic Activities Committee will also review and discuss with management and the auditor:

•	management’s discussion and analysis relating to the annual audited financial statements and interim financial statements;
•	all critical accounting policies and practices used or to be used by the Company; and
•

all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor.

The Audit and Strategic Activities Committee may also engage the auditor to review the interim financial statements and any reconciliation of the Company’s financial statements prior to the Audit and Strategic Activities Committee’s review of such financial statements or reconciliation.

The Audit and Strategic Activities Committee will:

•

review annual and interim earnings press releases prior to their public release, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit and Strategic Activities Committee will also review the type and presentation of information to be included in such press releases and guidance (including the use of “pro forma” or “adjusted” non-GAAP financial measures);

•

ensure that adequate procedures are in place for management’s review of all other financial information extracted or derived from the Company’s financial statements that were previously reviewed by the Audit and Strategic Activities Committee before such information is released to the public, including, without limitation, financial information or statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities, and the Audit and Strategic Activities Committee shall periodically assess the adequacy of those procedures;

•

review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of any material control deficiencies;

•

review analyses prepared by management and/or the auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods of the financial statements; and

•	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements.

The Audit and Strategic Activities Committee members will meet privately with senior management as frequently as the Audit and Strategic Activities Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually to discuss any areas of concern to the Audit and Strategic Activities Committee or senior management.

The Audit and Strategic Activities Committee will review with senior management the controls and procedures that have been adopted by the Company to confirm that material information about the Company and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed within the required time periods. The Audit and Strategic Activities Committee will also review disclosures made to it by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Company’s ICFR which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information required to be disclosed by the Company in the reports that it files or submits under applicable Canadian federal and provincial legislation and regulations within the required time periods, and any fraud, whether or not material, involving management or other employees who have a significant role in the Company’s ICFR.

The Audit and Strategic Activities Committee will review with the Company’s legal counsel any legal or regulatory matters that could have a significant effect on the Company’s financial statements. It will also review with legal counsel material inquiries received from regulators and governmental agencies and advise the Board accordingly.

The Audit and Strategic Activities Committee will review periodically with senior management the Company’s guidelines and policies with respect to risk assessment and risk management, including the steps and process taken to monitor and control risks.

The Audit and Strategic Activities Committee will periodically review with senior management the status of significant taxation matters of the Company.

The Audit and Strategic Activities Committee has established and will continue to maintain and monitor compliance with policies for hiring partners and employees and former partners and employees of the auditor.

IV.Complaints Procedure

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

V.Reporting

The Audit and Strategic Activities Committee will regularly report to the Board on:

•	the auditor’s independence;
•	the performance of the auditor and the Audit and Strategic Activities Committee’s recommendations regarding its reappointment or termination;
•	the performance of the internal audit function;
•	the adequacy of the Company’s internal controls and disclosure controls;
•

its recommendations regarding the annual and interim financial statements of the Company and any reconciliation of the Company’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

•	its review of the annual and interim management’s discussion and analysis;
•	any issues that arise with respect to the Company’s compliance with legal and regulatory requirements; and
•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

VI.Review and Disclosure

The Audit and Strategic Activities Committee will review this Charter at least annually and submit it to the Board together with any proposed amendments. The Board will review the Charter and approve such further amendments as it deems necessary and appropriate.

VII.Assessment

At least annually, the Corporate Governance Committee will review the effectiveness of the Audit and Strategic Activities Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the corporate governance guidelines adopted by the Board.

VIII.Chair

Each year, the Board will appoint one member to be Chair of the Audit and Strategic Activities Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chair will continue in office until a successor is appointed.

IX.Removal and Vacancies

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

X.Access to Independent Counsel and Other Advisors

In carrying out its duties, the Audit and Strategic Activities Committee may retain independent counsel and any other outside advisor at the expense of the Company without Board approval at any time and has the authority to determine any such counsel’s or advisor’s fees and other retention terms. The Company shall also provide appropriate funding, as determined by the Audit and Strategic Activities Committee, for the payment of the compensation of the auditor, independent counsel and outside advisors and any ordinary administrative expenses of the Audit and Strategic Activities Committee that are necessary or appropriate in carrying out its duties.

Audit and Strategic Activities Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit and Strategic Activities Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Grant Thornton LLP.

Reliance on Certain Exemptions

The Company’s auditor, Grant Thornton LLP, has not provided any material non-audit services during the financial year ended December 31, 2021.

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

External Auditor Service Fees by Category

The Audit and Strategic Activities Committee has reviewed the nature and amount of the non-audited services provided by Grant Thornton LLP to the Company to ensure auditor independence. Fees incurred with Grant Thornton LLP for audit and non-audit services in the last three fiscal years for audit fees are outlined in the table below. “Audit Fees” means all services performed by Grant Thornton LLP in connection with the review of annual consolidated financial statements of the Company including services performed to comply with generally accepted auditing standards. “Audit Related Fees” means all services performed by Grant Thornton LLP in connection with: the review of quarterly financial statements in accordance with generally accepted standards for a review; equity due diligence required by underwriters, regulators and other parties in connection with raising capital for the Company and internal control reviews. “Tax Fees” means all services performed by Grant Thornton LLP in connection with tax planning, compliance and advice. “Other Fees” means all services performed by Grant Thornton LLP outside of the services described above.

Financial Year Ending	Audit Fees		Audit-Related Fees		Tax Fees		All Other Fees
December 31, 2021	C$	178,500	C$	166,500	C$	nil	C$	nil
December 31, 2020	C$	167,600	C$	282,650	C$	nil	C$	nil
December 31, 2019	C$	151,500	C$	196,300	C$	nil	C$	nil

Compensation Committee

The Compensation Committee of the Company is composed of Doug Janzen (Chair), Steve Rubin and Paul Geyer, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Election of Directors — Director Biographies” above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

•	reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;
•	reviews the recommendations of the CEO regarding:
•	compensation of the senior executive officers of the Company that report to the CEO;
•

the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate;

•

significant changes in the Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and issuance of stock options to employees, consultants, and directors; and

•	reviews overall compensation programs.

Governance and Nominating Committee

The Corporate Governance and Nominating Committee of the Company (“CGNC”) is composed of Alexei Marko (Chair), Norman Radow and Paul Geyer, all of whom are independent directors of the Company. Alexei Marko was deemed an independent director of the Company on January 20, 2021, three years after he ceased to be an executive officer of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Election of Directors — Director Biographies” above. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company’s corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors. The CGNC has a written mandate, which requires that the CGNC:

•

ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

•

ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

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

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

The Company’s approach to corporate governance is set forth below.

Mandate of the Board

The Board approved a board mandate on April 29, 2014 (the “Board Mandate”). The Board Mandate requires that the Board meet as required, but at least once a quarter. In addition, management provides updates to the Board as needed between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company’s affairs.

The Board Mandate requires that the Board be comprised of a majority of “independent” directors. Paul Geyer, Doug Janzen, Steven Rubin and Alexei Marko are independent directors as defined in NI 58-101 and National Instrument 52-110 Audit Committees (“NI 52-110”). Alexei Marko was deemed an independent director of the Company on January 20, 2021, three years after he ceased to be an executive officer of the Company.

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

(a)

to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that all such executive officers are creating a culture of integrity throughout the Company;

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

Attendance

The table below shows the number of Board meetings each director attended in 2021.

	Number of	Percentage
Name of Director	Meetings Attended	Attendance
Steve Rubin	4 of 4	100%
Paul Geyer	4 of 4	100%
Douglas Janzen	4 of 4	100%
Alexei Marko	4 of 4	100%
Fred Colen	4 of 4	100%
Norman Radow	4 of 4	100%

Directorships

The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Steven Rubin	Cocrystal Pharma, Inc. Chromadex Corporation Non-Invasive Monitoring Systems, Inc. OPKO Health, Inc. Eloxx Pharmaceuticals, Inc. Red Violet, Inc.	Nasdaq Nasdaq OTCBB Nasdaq Nasdaq Nasdaq

Paul Geyer	Eupraxia Pharmaceuticals Inc. TIMIA Capital Corporation	TSX TSXV

Douglas Janzen	Aequus Pharmaceuticals Inc. Perimeter Medical Imaging AI Inc.	TSXV TSXV

Fred Colen	Onward Medical Inc	Euronext

Orientation and Education

The Board Mandate requires the Board to develop a process for the orientation and education of new members of the Board, and support continuing education opportunities for all members of the board. In addition, the Company’s CGNC has a written Mandate (the “CGNC Mandate”), which requires that the CGNC:

(a)

ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

(b)

ensure that the directors receive adequate information and continuing education opportunities on an ongoing basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Most Board meetings are held by conference call, often including presentations by various functional areas, to give Board members additional insight into the business.

Ethical Business Conduct

Neovasc has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to all of its directors and employees, including its Chief Executive Officer and Chief Financial Officer, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under National Instrument NI 58-101. The Code governs directors, executive officers and employees of the Company and its subsidiaries, setting forth basic standards of ethical and legal behavior, and provides mechanisms for known or suspected ethical or legal violations. A copy of the Code was filed on the Company’s SEDAR profile at www.sedar.com on May 15, 2014. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.

In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise.

The Company also has a Disclosure Policy (the “Disclosure Policy”) that is required to be followed by members of the Board, executive officers, and employees. The Disclosure Policy seeks to ensure that material information about the Company is communicated in a timely, factual and accurate manner, and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy also establishes trading restrictions and blackout periods applicable to the Company’s directors, executive officers, employees, and certain other persons as described in the Disclosure Policy.

The Company has also adopted a Harassment Policy which seeks to provide a safe and respectful work environment that is free from harassment by, among other things, providing mechanisms through which harassing behavior may be reported, investigated and addressed.

Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, Neovasc will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

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

The Company currently has two women serving as executive officers or directors of the Company. The Company has not adopted a formal policy for the identification and nomination of female directors on a going forward basis nor has the Company imposed any formal targets for representation on its Board. The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. When vacancies arise on its Board, the Company thoroughly considers the Board’s current composition, the Board’s needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.

Assessments

The CGNC Mandate requires that the CGNC be responsible for establishing systems and ensuring that the Board and its committees are performing effectively. At present, the CGNC assesses the effectiveness of the Board and its committees on an ongoing basis.

D.Employees

As of March 8, 2022, Neovasc had a total of 54 employees and consultants on a full-time or part-time basis. Neovasc has in the past, and may in the future, retain additional expert consultants on an ad-hoc basis if required in connection with the Company’s development program. None of Neovasc’s employees are represented by a union. The following table sets forth the total number of Neovasc’s employees at December 31, 2021, 2020 and 2019, respectively, and a breakdown of persons employed by category of activity and geographic location for the corresponding periods.

	December 31,
	2021	2020	2019
Employees and consultants by category of activity:
Management	7	6	6
Administration and quality systems	11	12	16
Research	26	49	83
Commercial	5	5	5
Total number of employees and consultants	49	72	110
Employees and consultants by geographic location:
Canada	22	48	76
United States	22	19	27
Europe	5	5	7
Total number of employees and consultants	49	72	110

E.Share Ownership

As of March 8, 2022, as a group, the Company’s directors and executive officers beneficially owned, directly or indirectly, or exercised control over 326,194 Common Shares being 0.48% of the 67,748,061 Common Shares issued and outstanding.

The following table states the number of Common Shares beneficially owned by each person, directly or indirectly, or over which each person exercised control or direction as of March 8, 2022. The persons listed below are deemed to be the beneficial owners of Common Shares underlying stock options or other securities that are exercisable or convertible within 60 days from the above date.

		Percent of
Name of Beneficial Owner	Common Shares(1)	Common Shares(2)
Fred Colen	360,850	0.53%
CEO
Chris Clark	118,308	0.17%
CFO & Secretary
Bill Little	221,646	0.32%
COO
John Panton	44,680	0.07%
QCO
Lisa Becker	nil	nil
VP, RA
Sarah Gallagher	nil	nil
VP, CA
Steven Rubin	30,873	0.05%
Chairman
Paul Geyer	157,333	0.23%
Director
Norman Radow	62,449	0.09%
Director
Douglas Janzen	349,120	0.51%
Director
Alexei Marko	15,334	0.02%
Director

(1)	These numbers include Common Shares, restricted stock units, underlying stock options and other securities that are exercisable or convertible within 60 days from March 8, 2022.
(2)

Based on an aggregate total of 68,228,061 Common Shares, being the 67,748,061 Common Shares issued and outstanding as of March 8, 2022 plus 480,000 restricted stock units that are exercisable within 60 days from March 8, 2022.

Item 6.B., “Directors, Senior Management and Employees — Compensation” above sets out information regarding options granted to members of the Board of Directors and describes arrangements for involving employees in the capital of the Company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders

As of December 31, 2021, to the knowledge of the Company, there are no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, more than 5% of any class or series of the Company’s voting securities.

As of March 8, 2022, the number of registered shareholders of record (and the number and percentage of shares held by such shareholders) is as follows:

	Number of
	registered	Number of	Percentage of
	shareholders of	Common	total Common
Location:	record	Shares	Shares
Canada	13	1,444,748	2%
United States	18	66,302,560	98%
Other	19	753	0%
Total	50	67,748,061	100%

The Company is not aware that it is directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s) severally or jointly.

B.Related Party Transactions

In addition to the compensation arrangements discussed under Item 6.B “Compensation”, the following is a description of the material terms of those transactions with related parties to which Neovasc is a party and which it is required to disclose pursuant to the disclosure rules of the SEC and the British Columbia Securities Commission.

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

Employment Agreements

Neovasc has entered into employment agreements with its officers. For more information regarding certain of these agreements, see “Compensation” in Item 6.B of this Annual Report.

Consulting Agreements

Neovasc has not entered into consulting agreements with any directors or officers.

Equity Awards

Since Neovasc’s inception, it has granted equity awards to certain of its directors and officers. Neovasc describes its equity plans under “Executive Compensation” in Item 6 of this Annual Report.

Indebtedness

Included in accounts payable and accrued liabilities at December 31, 2021 is $1,078,363 (compared to $655,368 and $571,298 on December 31, 2020 and December 31, 2019, respectively) due to related parties with respect to the transactions described under “Executive Compensation” in Item 6 of this Annual Report and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Indebtedness of Directors, Executive Officers and Employees

None of Neovasc’s directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to Neovasc or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by Neovasc, except for routine indebtedness as defined under applicable securities legislation.

Significant Influence

On December 2, 2016, the Company and Boston Scientific entered into a definitive agreement for Boston Scientific to acquire Neovasc’s advanced biologic tissue capabilities and certain manufacturing assets and make a 15% equity investment in Neovasc, for a total of $75 million in cash. Under the terms of the approximate $68 million asset purchase agreement Neovasc has been granted a license to the purchased assets and access to the sold facilities to allow it to continue its tissue and valve assembly activities for its remaining customers, and continue its own tissue-related programs, including advancing the Tiara through its clinical and regulatory pathways. Under the terms of the equity investment, Boston Scientific acquired 11,817 Common Shares in the capital of Neovasc at a price of $600 per share, for gross proceeds of $7,090,200. Boston Scientific no longer exercises significant influence over the Company.

C.Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.Consolidated Statements and Other Financial Information

The Company’s audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, as required under this Item 8, are attached hereto and found immediately following the text of this Annual Report. The audit report of Grant Thornton LLP is included herein immediately preceding the consolidated financial statements and schedules.

Legal Proceedings

The Company is engaged as a defendant and appellant in certain lawsuits, as further described below. Litigation resulting from third party claims has been, and is expected to be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that the judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition. Except for as otherwise disclosed below, there are no material outstanding legal proceedings or regulatory actions to which the Company is party, nor, to Neovasc’s knowledge, are there any such proceedings or actions contemplated.

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC (“CardiAQ”) filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich (the ‘Appeals Court’). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision.  The hearing at the Appeals Court was held on February 25, 2021.

On May 20, 2021, the Appeals Court upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application. There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized. Regarding the statutory costs of the proceedings, each party is responsible for 50% of the costs of the appeal proceedings before the Appeals Court. Neovasc alone bears the costs of the second appeal proceedings before the German Supreme Court and 50% of the court fees of the first instance proceedings. Neovasc has not appealed this decision in order to preserve capital and move forward with our new strategic activities. The decision is now final.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the “Court”), asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018.  On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova

PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the four years following the agreement’s execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized, and contingent liability disclosure is required. The Company has not accrued for any future royalty payments in the settlement agreement with UPenn as the amounts are undeterminable at this time.

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement’s execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

When the Company assesses that it is more likely that a present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is probable, a provision is recognized, and contingent liability disclosure is required. The Company has not accrued for any future royalty payments in the settlement agreement with Endovalve as the amounts are undeterminable at this time.

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc Inc. (“Neovasc”), Fred Colen, Neovasc’s CEO, and Christopher Clark, Neovasc’s CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Gonzalez Action”).  The complaint in the Gonzalez Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive.  On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the “Siple Action”).  The complaint in the Siple Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contain similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc’s business, operations, and prospects.  Specifically, the complaints’ allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc’s Reducer medical device for the treatment of refractory angina.  Both complaints assert the same two causes of action: (i)

a violation of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Consolidated Action”).  The order also appointed Pratap Golla as Lead Plaintiff and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the Class in the Consolidated Action.  The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action.  On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint names Neovasc, Messrs. Colen and Clark, Bill Little, and Shmuel Banai as defendants.  The Consolidated Amended Complaint purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive.  The Consolidated Amended Complaint contains allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserts the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

The defendants’ motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February 1, 2022, at the conclusion of oral argument on the defendants’ motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit.

Dividend Policy

Neovasc has never declared or paid any dividends on its securities. Neovasc does not have any present intention to pay cash dividends on its Common Shares and it does not anticipate paying any cash dividends on its Common Shares in the foreseeable future. Neovasc currently intends to invest its future earnings, if any, to fund its growth. However, any future determination as to the declaration and payment of dividends will be at the discretion of Neovasc’s board of directors and will depend on its financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors its board of directors may deem relevant.

B.Significant Changes

There have been no significant changes in the Company’s financial condition since the most recent consolidated financial statements for the fiscal year ended December 31, 2021, except that:

(i)	On February 1, 2022, at the conclusion of oral argument on Defendants’ motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend.
(ii)	On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit.

ITEM 9.	THE OFFER AND LISTING

A.Offer and Listing Details

As of March 8, 2022, the Company had 67,748,061 Common Shares outstanding. Our Common Shares began trading under the symbol “NVCN” on the Nasdaq on May 21, 2014 and on the TSX on June 23, 2014.

B.Plan of Distribution

Not applicable.

C.Markets

The Company’s Common Shares are listed under the symbol “NVCN” on the Nasdaq and the TSX. The Company’s Common Shares trade in U.S. dollars on the Nasdaq and in Canadian dollars on the TSX. On March 8, 2022, the closing prices of the Company’s Common Shares on the Nasdaq and the TSX were $0.47 and C$0.57, respectively.

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.Share Capital

Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. As of March 8, 2022, there were 67,748,061 Common Shares issued and outstanding, 30,638,386 Common Shares issuable upon exercise of the outstanding 2020 and 2021 Warrants, 3,594,194 Common Shares issuable upon exercise of the outstanding Broker Warrants, 7,070,931 Common Shares issuable upon exercise of outstanding stock options, 2,560,349 Common Shares issuable upon exercise of outstanding restricted stock units.

Taking into account the total principal amount of the 2019 Notes outstanding and assuming full conversion of the 2019 Notes at their lowest conversion price of $7.50 per Common Share, the maximum number of Common Shares issuable would be 873,974 representing approximately 1.29% of Neovasc’s current issued and outstanding number of Common Shares.

Taking into account the total principal amount of the 2020 Notes outstanding and assuming full conversion of the 2020 Notes at their lowest conversion price of $2.82 per Common Share, the maximum number of Common Shares issuable would be 2,032,542 representing approximately 3.00% of Neovasc’s current issued and outstanding number of Common Shares.

The Common Shares all have equal voting rights and are entitled to receive notice of any shareholders meeting at which they have the right to vote. Subject to the rights of any other class of shares, upon any liquidation, dissolution, winding-up or other distribution of the Company’s assets, the holders of Common Shares are entitled to participate equally.

The history of our share capital is described in more detail above in Item 5.A “Operating Results”.

Preferred Shares

The Company is also authorized to issue an unlimited number of preferred shares, which do not have voting rights and are not entitled to receive notice of any shareholders’ meetings. Upon liquidation, dissolution, winding-up or other distribution of the Company’s assets, the holders of preferred shares are entitled to participate in priority to the holders of Common Shares. The preferred shares may be issued in series and the Company’s board of directors may attach special rights, privileges, restrictions or conditions to any preferred shares. There were no preferred shares issued and outstanding as of March 8, 2022.

Secured Convertible 2019 Note

In connection with the May 2019 Financing, the 2019 Notes were issued in an aggregate principal amount of $11,500,000. As of March 8, 2022, $nil aggregate principal amount of the 2019 Notes had been converted for nil Common Shares and $4,877,225 has been repaid. $7,428,781 aggregate principal amount of the 2019 Notes remained outstanding. For a more fulsome description of the terms of the 2019 Notes, see the Form of Note previously filed on SEDAR and furnished to the SEC on Form 6-K.

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

The 2019 Notes are convertible into common shares of the Company at the option of the holder. The holder, however, may not own >19.99% of the total outstanding common shares of the Company as a result of the conversion. The 2019 Notes are convertible at the option of the holder at a conversion price of US$7.50 per Common Share for the first two years, US$8.50 per Common Share for the third year and US$9.70 per Common Share for the last year of the term. The conversion price of the 2019 Notes may also be altered subject to certain anti-dilution provisions. Pursuant to these provisions, if the Company issues Common Shares or securities exchangeable for or convertible into Common Shares; subdivides or re-divides its outstanding Common Shares into a greater number or shares; or consolidates its outstanding Common Shares into a smaller number of shares (a “Common Share Reorganization”), the conversion price will be adjusted by multiplying the conversion price by a fraction, the numerator of which is the number of Common Shares outstanding on such effective date or record date before giving effect to such Common Share Reorganization and the denominator of which is the number of Common Shares outstanding immediately after giving effect to such Common Share Reorganization.

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

The 2019 Notes are secured by a general security agreement dated as of May 16, 2019 granted by the Company and its subsidiaries to and in favor of SMG over all of the Company’s present and after-acquired personal property, which includes all of its assets in the U.S., Canada and Israel related to Tiara and Reducer. The obligations of the Company under the 2019 Notes and the security granted in support of the 2019 Notes are subordinate to and rank behind the obligations of the Company under the 2017 Notes and the security granted in support of the 2017 Notes pursuant to the terms of a subordination agreement dated May 16, 2019 amongst the Company, SMG as the subordinated creditor and Bio IP Ventures II LLC, as collateral agent for the holders of 2017 Notes, as the senior creditor.

2019 Broker Warrants

In connection with the 2019 Financings, the Company issued the Broker Warrants to purchase up to 144,444 Common Shares at an exercise price of $5.625 per Common Share to the underwriter in the 2019 Financings. The Broker Warrants are exercisable immediately and for three years from their dates of issuance. Pursuant to the Financial Industry Regulatory Authority (FINRA)  Rule 5110(g), the Broker Warrants and any common shares issued upon the exercise of the Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the relevant 2019 Financing pursuant to which such Broker Warrants were issued, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in such 2019 Financing and the officers or partners thereof, if all securities so transferred remain subject to the Lock up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter in the relevant 2019 Financing or related persons does not exceed 1% of the securities being offered in the relevant 2019 Financing; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock up restriction set forth below for the remainder of the time period.

January 2020 Warrants

In connection with the January 2020 Financing, the Company issued 1,185,000 Series A Units and 1,241,490 Series B Units at a price of US$4.1351 per Series A Unit and US$4.135 per Series B Unit. Each Series A Unit is comprised of (i) one Common Share and (ii) one common share purchase warrant (each, a “January 2020 Warrant”). Each Series B Unit is comprised of (i) one Pre-Funded January Warrant (as defined below) and (ii) one January 2020 Warrant.

The January 2020 Warrants entitle the holder to acquire, subject to certain adjustments, one Common Share at an exercise price of US$4.1351 per share on or prior to 5:00 p.m. (New York time) on January 6, 2024. The January 2020 Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of the January 2020 Warrant Holder’s January 2020 Warrants. The January 2020 Warrants may be exercised on a “net” or “cashless” basis to the extent that the Company does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the January 2020 Warrants.

In connection with certain specified mergers, sales, business combinations, recapitalizations or similar events (a ‘‘Fundamental Transaction’’), holders of the January 2020 Warrants will have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the January 2020 Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction.

Holders of the January 2020 Warrants will also have the option, within 30 days of the closing of a Fundamental Transaction, to require the Company (or its successor) to repurchase their January 2020 Warrants in cash or, if the Fundamental Transaction is not in the Company’s control, in the consideration received by other holders of Common Shares in respect of such Fundamental Transaction, at a value determined by using the Black-Scholes option pricing model.

January 2020 Broker Warrants

In connection with the January 2020 Financing, the Company issued common share purchase warrants (the “2020 Broker Warrants”) to purchase up to 157,721 Common Shares at an exercise price of $5.1689 per Common Share to the underwriter in the January 2020 Financing. The 2020 Broker Warrants are exercisable immediately and for three years from their dates of issuance. Pursuant to FINRA Rule 5110(g), the 2020 Broker Warrants and any common shares issued upon the exercise of the 2020 Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the relevant January 2020 Financing pursuant to which such 2020 Broker Warrants were issued, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in such 2019 Financing and the officers or partners thereof, if all securities so transferred remain subject to the Lock up restriction set forth below for the remainder of the time period; (iii) if the aggregate amount of our securities held by the underwriter in the relevant January 2020 Financing or related persons does not exceed 1% of the securities being offered in the relevant January 2020 Financing; (iv) that is beneficially owned on a pro rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to the lock up restriction set forth below for the remainder of the time period.

Secured Convertible 2020 Note

The 2020 Notes were issued in the aggregate principal amount of US$4,000,000 on May 28, 2020 pursuant to the securities purchase agreement (the “SPA”) dated May 26, 2020. 2,573,959 May 2020 Warrants were also issued on May 28, 2020 pursuant to the SPA. An additional US$1,000,000 in principal amount of 2020 Notes was issued on June 3, 2020. The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date. The 2020 Notes will have a maturity date of 48-months after issuance with a holder’s option for early redemption at 24-months.

The 2020 Notes are to be issued at par and shall rank in senior priority to all other current and future debentures of the Company. The 2020 Notes shall also include blocking rights to all future proposed debentures of equal or senior priority to the 2020 Notes. Each 2020 Note will be convertible at the option of the holder of the 2020 Note into Common Shares (the “Conversion Shares”) at a conversion price of US$2.81525 per Conversion Share.

Upon an event of default, the interest rate shall automatically be increased by 3% percent per annum. The 2020 Notes are senior to all other indebtedness and secured by all assets. The terms of the 2020 Notes prohibit a holder from converting its 2020 Notes if doing so would result in such holder (together with any person acting jointly or in concert with the holder, including such holder’s affiliates) beneficially owning, or exercising control or direction over more than 9.99% of the number of Common Share outstanding immediately after giving effect to the conversion, as such percentage ownership is determined in accordance with the terms of the 2020 Notes. The Company shall not issue any fraction of a share issued upon any conversion. If the issuance would result in the issuance of a fraction of a share of Common Shares, the Company shall round such fraction of a share of Common Shares down to the nearest whole share.

The 2020 Note holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the holders of Common Shares as if they had converted their 2020 Notes and were holders of the Conversion Shares. The Company shall not enter into or be party to a Fundamental Transaction (as defined in the 2020 Note) unless the successor entity assumes in writing all of the obligations of the Company under the 2020 Note and it delivers to each holder of 2020 Notes in exchange for such 2020 Notes a security of the successor entity evidenced by a written instrument substantially similar in form and substance to the 2020 Notes. Under the 2020 Notes, an event of default triggers a redemption right.

The 2020 Notes contain certain covenants, which include: limitations on restricted payments, restrictions on asset transfers (other than ordinary course of business), and restrictions on cash burn. The 2020 Notes and any Common Shares issued upon conversion of the 2020 Note may be offered, sold, assigned or transferred by the holder without the consent of the Company.

Upon a change of control, the holder may require the Company to redeem the 2020 Note at a price equal to 125% of the principal amount of the note, decreasing by 10% on each anniversary of the issuance of the 2020 Note to a price of 100% from the third anniversary of the issuance of the 2020 Note until maturity. Any amendment to the terms of the 2020 Note shall require the consent of the Company and the Required Holders (as defined in the 2020 Note), provided that  such limitation shall not apply upon the prior written consent of each such holder of the 2020 Notes in the event such holder would be treated adversely and disproportionally by such an amendment.

May 2020 Warrants

The May 2020 Warrants are exercisable at any time from four years after the date of issuance. The May 2020 Warrants will be exercisable, at the option of each holder. No fractional warrant shares (the “May 2020 Warrant Shares”) will be issued in connection with the exercise of a May 2020 Warrant. Any entitlement to May 2020 Warrant Shares shall be rounded down to the nearest whole May 2020 Warrant Share. The holder will not have the right to exercise any portion of the May 2020 Warrant if the holder (together with any acting jointly or in concert with it, including its affiliates) would beneficially own or exercise control or direction over 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the May 2020 Warrants. Each May 2020 Warrant represents the right to purchase one May 2020 Warrant Share at an exercise price equal to US$2.634 per May 2020 Warrant Share, subject to adjustment. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares.

If, at the time a holder exercises its May 2020 Warrant, there is no effective registration statement covering the issuance of the shares underlying the May 2020 Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the May 2020 Warrant. The May 2020 Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their May 2020 Warrant and were holders of the May 2020 Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the May 2020 Warrant, the Company must purchase the May 2020 Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised May 2020 Warrants according to the Black Scholes Option Pricing Model.

May 2020 Settlement Warrants

In connection with the settlement agreement between the Company and certain investors (the “Settlors”) on May 26, 2020 (the “Settlement Agreement”), the Company issued Settlement Warrants to purchase up to 500,000 Common Shares (the “Settlement Warrant Shares”). The Settlement Warrants were issued to the Settlors pursuant to the Settlement Agreement, whereby the Settlors and the Company have agreed to a mutual release and certain rights and obligations as further set forth in the Settlement Agreement. The Settlement Warrants are exercisable beginning on the date of issuance, and at any time prior to 11:59 p.m. (New York time) on the date that is four years after the date of issuance. The Settlement Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice, thereby canceling all or a portion of the Settlement Warrant. No fractional Settlement Warrant Shares will be issued in connection with the exercise of a Settlement Warrant. Any entitlement to Settlement Warrant Shares shall be rounded down to the nearest whole Settlement Warrant Share. The holder will not have the right to exercise any portion of the Settlement Warrant if the holder (together with its affiliates and any other persons acting as a group together with the holder or any of the holder’s affiliates) would beneficially own in excess of 9.99% of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Settlement Warrants. Each Settlement Warrant represents the right to purchase one Settlement Warrant Share at an exercise price equal to US$2.634 per Settlement Warrant Share, subject to adjustment and as adjusted on December 10, 2020 to US$2.025. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares. If the Company issues, sells, or is deemed to have issued or sold, any Common Shares for less than the exercise price of the Settlement Warrants, the exercise price of the Settlement Warrants will be reduced to an amount equal to a price determined in accordance with the dilutive issuance formula set out in the Settlement Warrant.

If, at the time a holder exercises its Settlement Warrant, there is no effective registration statement covering the issuance of the shares underlying the Settlement Warrant to the holder, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Settlement Warrant. The Settlement Warrant holders are entitled to participate in any dividends or other distributions by the Company and the sale, by the Company, of any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the shareholders of the Common Shares as if they had exercised their Settlement Warrant and were holders of the Settlement Warrant Shares. In the event of a Fundamental Transaction and at the request of the holder of the Settlement Warrant, the Company must purchase the Settlement Warrant from such holder on the date of such request by paying to the holder cash in an amount equal to the value of the unexercised Settlement Warrants according to the Black Scholes Option Pricing Model.

The Settlement Agreement imposes the restrictions on the Settlement Warrants and Settlement Warrant Shares set forth below:

1.

Until August 12, 2020, the holder may not sell any of the Settlement Warrant Shares unless the aggregate market value of the Company’s public float of its outstanding equity shares is at least US$75 million (as determined pursuant to Item I.C. of the General Instructions to Form F-10) for at least one full trading day prior to such date;

2.

Until August 19, 2020, the holder may not sell any of the Settlement Warrant Shares unless the Company’s market value of its listed securities is at least US$35 million (as determined pursuant to Nasdaq Listing Rule 5810) (the “MLVS Requirement”) or the Company has received written confirmation from Nasdaq that the Company has regained compliance with the MVLS Requirement;  and

3.

The holder may not, on any trading day, sell such amount of Settlement Warrant Shares that would exceed 10% of the total trading volume of the Company’s Common Shares on the immediately preceding trading day.

June 2020 Warrants

In connection with the June offering, the Company issued 2,912,277 common share purchase warrants (the “June 2020 Warrants”) in certificated form. Each whole June 2020 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of US$2.88 per share on or prior to 5:00 p.m. (New York time) on the fifth year following issuance of the June 2020 Warrant, after which time the June 2020 Warrants will be void and of no value. The Warrants are exercisable, at the option of each holder, in whole or in part, by delivering to the Company a duly executed notice of exercise, thereby canceling all or a portion of such holder’s June 2020 Warrants. The June 2020 Warrants may be exercised on a “net” or “cashless” basis to the extent that the Company does not have an effective registration statement registering (or the related prospectus is not available) the shares issuable upon exercise of the June 2020 Warrants

The form of certificate for the June 2020 Warrants (the “Warrant Certificate”) provide that the number of underlying shares and exercise price of the June 2020 Warrants are subject to adjustment in the event of certain share dividends or distributions or of a subdivision or consolidation of the Common Shares or similar events.

The Warrant Certificate also provide that, during the period in which the Warrants are exercisable, it will give notice to holders of June 2020 Warrants of certain stated events, at least 20 days prior to the record date or effective date, as the case may be, of such events.

In connection with a Fundamental Transaction, holders of the June 2020 Warrants have the right to receive, upon exercise, the same consideration as holders of Common Shares in respect of the Common Shares that would be issuable upon exercise of the June 2020 Warrants immediately prior to such Fundamental Transaction, in addition to any additional consideration receivable by holders of Common Shares in connection with such Fundamental Transaction. Holders of the June 2020 Warrants also have the option, within 30 days of the closing of a Fundamental Transaction, to require the Company (or its successor) to repurchase their June 2020 Warrants in cash or, if the Fundamental Transaction is not in the Company’s control, in the consideration received by other holders of Common Shares in respect of such Fundamental Transaction, at a value determined by using the Black-Scholes option pricing model.

The Warrant Certificate also contain restrictions on the number of Common Shares that may be acquired by a holder of June 2020 Warrants upon any exercise of the June 2020 Warrants that would result in the holder and its affiliates holding in excess of 4.99% (or, at the election of the holder, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the issuance of Common Shares upon exercise of such June 2020 Warrants, which beneficial ownership limitation may be increased or decreased up to 9.99% upon notice to us, provided that any increase in the beneficial ownership limitation shall not be effective until 61 days following notice to us. No fractional Common Shares is issuable upon the exercise of any June 2020 Warrants. Holders of June 2020 Warrants will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have, except as set forth in the June 2020 Warrants.

June 2020 Broker Warrants

In connection with the June Offering, the Company issued 252,397 common share purchase warrants (the “June 2020 Broker Warrants”) at an exercise price of US$3.71719 per Common Share (equal to 125% of the public offering price for the June Units sold in this June Offering). The June 2020 Broker Warrants are exercisable immediately for a period of 5 years from June 12, 2020 and are in the same form as the June 2020 Warrants issued to the investors, except as otherwise required by FINRA. Pursuant to FINRA Rule 5110(g), the June 2020 Broker Warrants and any common shares issued upon the exercise of the June 2020 Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the June Offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the June Offering and the officers or partners thereof, if all securities so transferred remain subject to this lock-up restriction for the remainder of the time period; (iii) if the aggregate amount of our securities held by the placement agent or related persons does not exceed 1% of the securities being offered in the June Offering; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to this lock-up restriction for the remainder of the time period.

July 2020 Prepayment Warrants

In connection with the Prepayment, the Company issued 481,778 July Prepayment Warrants with an exercise price equal to $7.50 per Common Share for any such exercise prior to the second anniversary of the original closing date of May 16, 2019 (the “Closing Date”), $8.50 per Common Share for any such exercise on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, and $9.70 per Common Share on or after the third anniversary of the Closing Date per Common Share until 4:30 p.m. (Vancouver Time) on May 16, 2023. The exercise price is subject to appropriate adjustment in the event of certain capital reorganization events including a reclassification of the Company’s Common Shares, a change in the Company’s Common Shares into other shares or securities, a subdivision or consolidation of the Company’s Common Shares.

August 2020 Warrants

In connection with the August Offering, the Company issued 3,399,579 common share purchase warrants (the “August 2020 Warrants”) in certificated form. Each whole August 2020 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of US$2.69 per share on or prior to 5:00 p.m. (New York time) on the fifth year following issuance of the August 2020 Warrant, after which time the August 2020 Warrants will be void and of no value. The August 2020 Warrants are in the same form as the June 2020 Warrants.

August 2020 Broker Warrants

In connection with the August Offering, the Company issued 294,630 common share purchase warrants (the “August 2020 Broker Warrants”) at an exercise price of US$3.46969 per Common Share (equal to 125% of the public offering price for the August Units sold in this August Offering). The August 2020 Broker Warrants are exercisable immediately for a period of 5 years from August 12, 2020 and are in the same form as the August 2020 Warrants issued to the investors, except as otherwise required by FINRA. Pursuant to FINRA Rule 5110(g), the August 2020 Broker Warrants and any common shares issued upon the exercise of the August 2020 Broker Warrants shall not be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivate, put or call transaction that would result in the effective economic disposition of the securities by any person for a period of 180 days immediately following the date of effectiveness of, or commencement of sales under, the August Offering, except the transfer of any security: (i) by operation of law or by reason of our reorganization; (ii) to any FINRA member firm participating in the August Offering and the officers or partners thereof, if all securities so transferred remain subject to this lock-up restriction for the remainder of the time period; (iii) if the aggregate amount of our securities held by the placement agent or related persons does not exceed 1% of the securities being offered in the August Offering; (iv) that is beneficially owned on a pro-rata basis by all equity owners of an investment fund, provided that no participating member manages or otherwise directs investments by the fund and the participating members in the aggregate do not own more than 10% of the equity in the fund; or (v) issued upon the exercise or conversion of any security, if all securities remain subject to this lock-up restriction for the remainder of the time period.

August 2020 Prepayment Warrants

In connection with the Prepayment, the Company issued 168,518 August Prepayment Warrants with an exercise price equal to $7.50 per Common Share for any such exercise prior to the second anniversary of the original closing date of May 16, 2019 (the “Closing Date”), $8.50 per Common Share for any such exercise on or after the second anniversary of the Closing Date but prior to the third anniversary of the Closing Date, and $9.70 per Common Share on or after the third anniversary of the Closing Date per Common Share until 4:30 p.m. (Vancouver Time) on May 16, 2023. The exercise price is subject to appropriate adjustment in the event of certain capital reorganization events including a reclassification of the Company’s Common Shares, a change in the Company’s Common Shares into other shares or securities, a subdivision or consolidation of the Company’s Common Shares.

December 2020 Warrants

In connection with the December Offering, the Company issued 6,230,803 common share purchase warrants (the “December Warrants”) in certificated form. Each whole December Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of US$0.856 per share on or prior to 5:00 p.m. (New York time) on the 66 months following issuance of the December Warrants, after which time the December Warrant will be void and of no value. The December Warrants are in the same form as the June 2020 Warrants.

December 2020 Compensation Warrants

In connection with the December Offering, the Company issued 405,002 common share purchase warrants (the “December Compensation Warrants”) at an exercise price of US$1.225125 per Common Share (equal to 125% of the public offering price for the December Units sold in this December Offering). The December Compensation Warrants are exercisable immediately for a period of 5 years from December 8, 2020 and are in the same form as the December Warrants issued to the investors, except as otherwise required by FINRA.

February 2021 Warrants

In connection with the February 2021 Offering, the Company issued 18,000,000 warrants (the “February 2021 Warrants”) in certificated form. Each whole February 2021 Warrant entitles the holder to acquire, subject to adjustment as summarized below, one Common Share at an exercise price of US$2.88 per share on or prior to 5:00 p.m. (New York time) on the 60 months following issuance of the February 2021 Warrants, after which time the February 2021 Warrant will be void and of no value. The February 2021 Warrants are in the same form as the June 2020 Warrants.

February 2021 Compensation Warrants

In connection with the February 2021 Offering, the Company issued 2,340,000 warrants (the “February 2021 Compensation Warrants”) at an exercise price of US$2.50 per Common Share (equal to 125% of the public offering price for the February 2021 Units sold in this February 2021 Offering). The February 2021 Compensation Warrants are exercisable immediately for a period of 5 years From February 10, 2021 and are in the same form as the February 2021 Warrants issued to the investors, except as otherwise required by the FINRA.

B.Memorandum and Articles of Association

Incorporation

The Company was incorporated on November 2, 2000 under the Business Corporations Act (British Columbia) and was continued under the Canada Business Corporations Act (the “Act”) on April 19, 2002. Neovasc’s federal incorporation number is 4048113.

Objects and Purposes of Our Company

The articles and by-laws do not contain a description of the Company’s objects and purposes.

Voting on Certain Proposal, Arrangement, Contract or Compensation by Directors

Under the Company’s articles and by-laws, any director who is in any way, directly or indirectly, interested in an existing or proposed contract or transaction with the Company or who holds any office or possesses any property whereby, directly or indirectly, a duty or interest might be created that conflicts with his or her duty or interest as a director shall declare the nature and extent of his or her interest in such contract or transaction or of the conflict or potential conflict with his or her duty and interest as a director, as the case may be, in accordance with the provisions of the Act. A director cannot vote in respect of any such contract or transaction in which he or she is interested and if he or she does, the vote will not be counted, although the director will be counted in the quorum present at the meeting at which such vote is taken. Subject to the provisions of the Act, these prohibitions do not apply to:

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

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine, or, if the directors so decide, as determined by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any director in his or her capacity as officer or employee of the Company. The directors shall be reimbursed for reasonable travelling, hotel and other expenses they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company’s business, he or she may be paid a remuneration to be fixed by the board, or, at the option of such director, by the Company in general meeting, and such remuneration may be either in addition to, or in substitution for any other remuneration that he or she may be entitled to receive.

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

Borrowing Powers of Directors

The Company’s articles and by-laws provide that, subject to the provisions of the Act, the directors may from time to time authorize the Company to:

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

Qualifications of Directors

Under the articles and by-laws, a director is not required to hold a share in the Company’s capital as qualification for his or her office but shall be qualified as required by the Act to become or act as a director. Any director who is not a shareholder shall be deemed to have agreed to be bound by the provisions of the articles and by-laws of the Company to the same extent as if he or she were a shareholder of the Company.

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

Procedures to Change the Rights of Shareholders

Provision as to modification, amendment or variation of the rights attached to the shareholders are contained in the Company’s articles and by-laws and the Act. Generally speaking, the Company may, by special resolution (at least two-thirds of the votes cast):

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

The directors have the power to convene general meetings of the shareholders of the Company and to set the record date for such meetings to determine the shareholders of record entitled to receive notice of and attend and vote at such meetings. Pursuant to the Company’s articles and by-laws and the Act, our annual meetings of shareholders must be held at least once in each calendar year, not more than 15 months after holding the last annual meeting but no later than six months after the end of the Company’s preceding financial year. The annual meeting may be held at any place within Canada as the Board may, from time to time, determine, or, if all of the shareholders entitled to vote at such meeting so agree, outside of Canada. Notice of the time and place of each meeting must be provided not less than 21 days, or more than 50 days, before the day of the meeting.

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

Limitations on Ownership of Securities

Except as provided in the Investment Canada Act (Canada), there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or British Columbia, or in the Company’s charter documents.

Change in Control

There are no provisions in the articles and by-laws or in the Act that would have the effect of delaying, deferring or preventing a change in the Company’s control, and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or the its subsidiaries.

Ownership Threshold

The articles of continuance, by-laws and the Act do not contain any provisions governing the ownership threshold above which shareholder ownership must be disclosed. Securities legislation in Canada, however, requires that the Company disclose in its information circular for our annual general meetings, holders who beneficially own, directly or indirectly, or control or direct, voting securities of the Company carrying 10% or more of the voting rights attached to any class of outstanding voting securities. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed. Upon the effectiveness of this Form 20-F, we expect that the United States federal securities laws will require us to disclose, in an annual report on Form 20-F, holders who own 5% or more of the Company’s issued and outstanding shares.

C.Material Contracts

Except for contracts entered into in the ordinary course of business, the only contracts entered into by Neovasc within two years immediately preceding this Annual Report that are still in effect, which may be regarded as material, are as follows:

1.	Securities Purchase Agreement, dated February 10, 2021, between the Company and the purchasers listed therein
2.	Securities Purchase Agreement, dated December 8, 2020, between the Company and the purchasers listed therein
3.	Securities Purchase Agreement, dated August 9, 2020, between the Company and the purchasers listed therein
4.	Securities Purchase Agreement, dated June 12, 2020, between the Company and the purchasers listed therein
5.	Securities Purchase Agreement, dated January 1, 2020, between the Company and the purchasers listed therein.

D.Exchange Controls

There is currently no law, governmental decree or regulation in Canada that restricts the export or import of capital, or which would affect the remittance of dividends, interest or other payments by us to non-resident holders of our Common Shares, other than withholding tax requirements, as discussed below under “Taxation — Certain Material Canadian Federal Income Tax Considerations”.

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

E.Taxation

Certain U.S. Federal Income Tax Considerations

The following is a summary of certain U.S. federal income tax considerations generally applicable to a “U.S. Holder” of the ownership and disposition of Common Shares. This summary addresses only holders who hold Common Shares as capital assets (generally, property held for investment purposes). This summary does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, non-U.S., alternative minimum, unearned income “Medicare” contribution, estate or gift tax consequences of holding or disposing of Common Shares.

As used herein, the term “U.S. Holder” means any beneficial owner of Common Shares, who, for U.S. federal income tax purposes, is: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity classified as a corporation for U.S. federal tax purposes) organized under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury Regulations.

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

We believe that we are a “qualified foreign corporation” and therefore, distributions treated as dividends and received by certain non-corporate U.S. Holders will be taxed at preferential rates, provided applicable holding period and certain other requirements are satisfied, including that we are not treated as a PFIC for the year of the distribution or for the prior taxable year. Any amount of such distributions treated as dividends will generally not be eligible for the “dividends received” deduction ordinarily available to certain U.S. corporate shareholders.

Distributions on Common Shares that are treated as dividends will generally constitute income from sources outside the United States and will generally be categorized for U.S. foreign tax credit purposes as “passive category income.” A U.S. Holder may be eligible to elect to claim a U.S. foreign tax credit against its U.S. federal income tax liability, subject to applicable limitations and holding period requirements, for Canadian tax withheld, if any, from distributions received in respect of Common Shares. A U.S. Holder that does not elect to claim a U.S. foreign tax credit may instead claim a deduction for Canadian tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year. The rules relating to U.S. foreign tax credits are complex, and each U.S. Holder should consult its own tax adviser regarding the application of such rules.

Sale, Exchange or Other Taxable Disposition of Common Shares

Subject to the PFIC rules discussed below, upon a sale, exchange or other taxable disposition of a Common Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, generally, for U.S. Holders that use the cash method and for electing U.S. Holders that use accrual method, determined by reference to the spot rate of exchange on the date of settlement) and the holder’s tax basis of such Common Share. Such gain or loss will be a long-term capital gain or loss if the Common Share has been held for more than one year and will be short-term capital gain or loss if the holding period is equal to or less than one year. Such gain or loss will generally be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

A foreign corporation will be considered a PFIC for any taxable year in which (i) 75% or more of its gross income is “passive income” or (ii) 50% or more of the average quarterly value of its assets produce (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes interest, dividends, rents, royalties and certain gains. We currently do not believe that we were a PFIC in the preceding taxable year nor do we anticipate that we will be a PFIC in the current taxable year or in future taxable years. However, the determination as to whether we are a PFIC for any taxable year is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and is not determinable until after the end of such taxable year. Further, the determination is based in part on the mix, use and value of our assets, which values may be treated as changing for U.S. federal income tax purposes as our market capitalization changes. Because of the above described uncertainties, there can be no assurance that the IRS will not challenge the determination made by us concerning our PFIC status or that we will not be a PFIC for any taxable year. If we were classified as a PFIC in any taxable year during which a U.S. Holder owns our Common Shares, certain adverse tax consequences could apply to such U.S. Holder. Certain elections may be available to U.S. Holders of Common Shares that may mitigate some of the adverse consequences resulting from our treatment as a PFIC. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to their investments in Common Shares and whether to make an election or protective election.

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

Certain Material Canadian Federal Income Tax Considerations

The following is a summary, as of today’s date, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (“Tax Act”) that generally apply to an investor who acquires Common Shares, who, for the purposes of the Tax Act and at all relevant times, deals at arm’s length, and is not affiliated with the Company and who acquires and holds Common Shares, as capital property (a “Holder”). Generally, Common Shares will be considered to be capital property to a Holder provided that the Holder does not use Common Shares in the course of carrying on a business of trading or dealing in securities and such Holder has not acquired them or been deemed to have acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

Further, this summary only applies to Holders who (i) for the purposes of the Tax Act, have not and will not be resident in Canada at any time, (ii) do not and is not deemed to use or hold the Common Shares in carrying on a business in Canada, (iii) are resident solely in the United States for income tax purposes and entitled to benefits under the Treaty, and (vi) are not “specified shareholders” (as defined in subsection 18(5) of the Tax Act). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer that carries on business in Canada and elsewhere.

This summary is based upon the current provisions of the Canada— United States Income Tax Convention (1980) (“Treaty”), the Tax Act and its regulations and the current published administrative policies and assessing practices of the Canada Revenue Agency (“CRA”). This summary takes into account all specific proposals to amend the Tax Act and its regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

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

Dividends

Dividends paid or credited or deemed to be paid or credited to a non-resident of Canada by the Company are subject to Canadian withholding tax at the rate of 25% on the gross amount of the dividend unless such rate is reduced by the terms of the Treaty. The rate of withholding tax on dividends paid or credited to a Holder who is the beneficial owner of the dividend is generally limited to 15% of the gross amount of the dividend (or 5% in the case of such a Holder that is a company beneficially owning at least 10% of the Company’s voting shares). Holders should consult their own tax advisors regarding the application of the Treaty to dividends based on their particular circumstances.

Dispositions of Common Shares

A Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, nor will capital losses arising therefrom be recognized under the Tax Act, unless Common Shares constitute “taxable Canadian property” to the Holder for purposes of the Tax Act, and the gain is not exempt from tax pursuant to the terms of the Treaty.

Provided Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX and the Nasdaq), at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a Holder at that time, unless at any time during the 60 month period immediately preceding the disposition the following two conditions are met concurrently:

(i)

the Holder, persons with whom the Holder did not deal at arm’s length, and partnerships in which the Holder or such non-arm’s length person holds a membership interest (either directly or indirectly through one or more partnerships), or the Holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and

(ii)

more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Tax Act), “timber resource properties” (as defined in the Tax Act) or an option, an interest or right in such property, whether or not such property exists.

Notwithstanding the foregoing, a Common Share may otherwise be deemed to be taxable Canadian property to a Holder for purposes of the Tax Act in particular circumstances.

Even if Common Shares constitute “taxable Canadian property” to a Holder, under the Treaty, such a Holder will not be subject to tax under the Tax Act on any capital gain realized by such holder on the disposition of such Common Shares, provided the value of such Common Shares is not derived principally from real property situated in Canada (within the meaning of the Treaty). Holders whose Common Shares are taxable Canadian property should consult their own tax advisors.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

The consolidated financial statements as of December 31, 2021, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31, 2021, 2020 and 2019, and a summary of significant accounting policies and other explanatory information included in this Annual Report have been audited by Grant Thornton LLP, Chartered Professional Accountants, 1600 — 333 Seymour St., Vancouver, BC, V6B 5A6, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their consent and authority as experts in accounting and auditing.

H.Documents on Display

This Annual Report and the related exhibits are available for viewing at the offices of Neovasc, 13562 Maycrest Way, Suite 5138, Richmond, British Columbia, Canada V6V 2J7, telephone: (604) 248-4138. Copies of Neovasc’s financial statements and other continuous disclosure documents required under the Securities Act (Ontario) are available for viewing on SEDAR at www.sedar.com. All of the documents referred to are in English.

Electronic SEC filings with reports, proxy and information statements and other information regarding Neovasc are available at www.sec.gov. Further information about the Company is available at www.neovasc.com.

I.Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to various market risks associated with its underlying assets, liabilities and anticipated transactions. Refer to Item 18, “Financial Statements — Note 5. Financial Risk Management” of the Company’s audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, for a qualitative and quantitative discussion of the Company’s exposure to these market risks.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A.Indebtedness

Not applicable.

B.Dividends

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

A.Not applicable.

B.Not applicable.

C.Not applicable.

D.Not applicable.

E.Use of Proceeds.

For details concerning Neovasc’s 2021 Financings, including the use of proceeds therefrom, see Item 5.A “Operating Results” of this Annual Report and the Prospectus Supplement filed on SEDAR at www.sedar.com and with the SEC at www. sec.gov.

ITEM 15.	CONTROLS AND PROCEDURES

A.Disclosure Controls and Procedures

The Company’s management, under the supervision of the CEO and CFO, has designed DC&P and ICFR, based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). DC&P are defined in Rule 13a-15(e) and Rule 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) as those controls and procedures designed to ensure that information required to be disclosed in the annual filings and interim filings and other reports filed or submitted by the Company under the Exchange Act is duly recorded, processed, summarized and reported, within the time periods specified in rules and forms of the United States Securities and Exchange Commission (the “SEC”).

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

Non-accelerated filers are exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide an independent auditor attestation of management’s assessment of the effectiveness of their internal control over financial reporting. The Company qualifies as a non-accelerated filer and therefore has not included an independent auditor attestation of management’s assessment of the effectiveness of its internal control over financial reporting in this Annual Report or in its audited consolidated financial statements for the year ended December 31, 2021, 2020 and 2019.

The Company’s management, under the supervision of the CEO and CFO, has evaluated both the design and operating effectiveness of its DC&P and ICFR and concluded that both were ineffective as of December 31, 2019 as detailed below.

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

Due to the remediation changes in ICFR as at December 31, 2019, management concluded that ICFR was effective as at December 31, 2021 and 2020.

Material Changes in ICFR

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

Remediation for Material Weakness in ICFR

In light of the aforementioned material weakness, management conducted a thorough review of all research and development supplies and can conclude that ICFR is effective for the year ended December 31, 2021 and 2020.  The Company has developed and implemented a remediation plan; the following actions were implemented to improve ICFR included:

•	Flag all Reducer units scheduled for testing at each period end to ensure they correctly accounted for as an asset.
•	Review all Reducer units included in period expenses as product development and clinical trials expenses to ensure all the units were correctly used in testing during that period.
•

Deploy an internal control compliance program, in accordance with COSO, designed to identify potential deficiencies in DC&P and ICFR throughout the year endings December 31, 2021 and 2020, to ensure that deficiencies are identified and remediated in a timely manner.

•

Further mature DC&P and ICFR practices in addition to enhancing risk assessment, control design assessment and operating effectiveness testing practices throughout the year ending December 31, 2021and 2020.

B.Management’s Annual Report on Internal Control Over Financial Reporting

As a result of this process the operating effectiveness of ICFR has been strengthened and management believes that there are no material inaccuracies or omissions of material fact and, to the best its knowledge, believes that the audited consolidated financial statements for the year ended December 31, 2021 fairly present in all material respects and the financial condition and results of operations for the Company in conformity with IFRS.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by COSO in Internal Control-Integrated Framework (2013). Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2021.

C.Report of the Independent Public Accounting Firm

This annual report on Form 20-F does not include an attestation report on ICFR from our independent public accounting firm because we are neither an accelerated filer nor a large accelerated filer, as such terms are defined in Rule 12b-2 under the Exchange Act.

D.Changes in Internal Control over Financial Reporting

See the description above under Item 15.A. “Disclosure Controls and Procedures”.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Douglas Janzen, an individual serving on the audit committee of the Company’s Board, is an audit committee financial expert and is independent as defined in Item 16.A of Form 20-F under the Securities Exchange Act of 1934, as amended. See “Directors, Senior Management and Employees—Directors and Senior Management” in Item 6.A of this Annual Report for a description of Douglas Janzen’s relevant financial experience.

ITEM 16B.	CODE OF ETHICS

Neovasc has adopted a Code of Business Conduct and Ethics (the “Code”) applicable to all of its directors and employees, including its CEO and CFO, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC and which is a “code” under National Instrument NI 58-101. The objective of the Code of Conduct is to (i) emphasize Neovasc’s commitment to ethics and compliance with the laws, (ii) set forth basic standards of ethical and legal behavior, (iii) provide reporting mechanisms for known or suspected ethical or legal violations and (iv) help prevent and detect wrongdoing. The full text of the Code is posted on Neovasc’s website at www.neovasc.com. Information contained on, or that can be accessed through, the Company’s website does not constitute a part of this Annual Report and is not incorporated by reference herein. If Neovasc makes any amendment to the Code or grants any waivers, including any implicit waiver, from a provision of the code of conduct, Neovasc will disclose the nature of such amendment or waiver on its website to the extent required by the rules and regulations of the SEC and the Canadian Securities Administrators. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, Neovasc will disclose such waiver or amendment on its website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

See Item 6.B “Board Practices” in this Annual Report.

ITEM 16D.	EXEMPTIONS FROM LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Neovasc’s Common Shares are quoted for trading on the Nasdaq under the symbol NVCN. As a Canadian corporation listed on the Nasdaq, Neovasc is not required to comply with most of the Nasdaq corporate governance standards, so long as it complies with Canadian corporate governance practices. The following is a summary of the significant ways in which Neovasc’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the Nasdaq corporate governance standards.

Quorum

On April 30, 2014, the Company informed Nasdaq that as permitted by Listing Rule 4350(a)(1) of the Nasdaq Marketplace Rules, it intended to follow federal Canadian practice with respect to quorum requirements in lieu of those required by Listing Rule 4350(f) of the Nasdaq Marketplace Rules (which provides that a quorum for a shareholder meeting of a Nasdaq-listed company must be at least 33⅓% of the outstanding common shares of the Company). The Registrant’s by-laws provide that the minimum quorum for a meeting of shareholders of Common Shares is two or more shareholders representing at least 5% of the Common Shares entitled to vote at the meeting. The Registrant’s quorum requirements are not prohibited by the requirements of the Business Corporations Act (Canada) and the Registrant intends to continue to comply with the requirements of the Business Corporations Act (Canada). The rules of the Toronto Stock Exchange, upon which the Common Shares are also listed, do not contain specific quorum requirements.

Governance and Nominating Committee Composition

Rule 5605(e) of the Nasdaq Marketplace Rules requires that all the members of a nominating committee of an issuer must be “independent” as defined in Rule 5605(a)(2) of the Nasdaq Marketplace Rules. The Company has informed the Nasdaq that it follows applicable Canadian laws with respect to nominating committee composition, which do not mandate a nominating committee comprised entirely of independent directors. Alexei Marko, who is a non-independent director of the Company, was appointed as Chair of Neovasc’s Governance and Nominating Committee on June 11, 2018.  Alexei Marko was deemed an independent director of the Company on January 20, 2021, three years after he ceased to be an executive officer of the Company.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18 “Financial Statements” located elsewhere in this Annual Report.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are attached hereto, incorporated herein and found immediately following the text of this Annual Report:

1.	The Company’s audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019, together with the notes thereto and the auditor’s report thereon.

ITEM 19.	EXHIBITS

1.	Articles of Incorporation and Bylaws
	1.1	Certificate of Incorporation of Medical Ventures Corp., dated November 2, 2000.***
	1.2	By-law No. I of Medical Ventures Corp., dated January 29, 2002.***
	1.3	Certificate and Articles of Continuance of Medical Ventures Corp., dated April 19, 2002.***
	1.4	Certificate and Articles of Amendment of Neovasc Inc., dated July 1, 2008.***
	1.5	Certificate and Articles of Amendment of Neovasc Inc., dated September 18, 2018.**
4.	Material Contracts
	4.1	Securities Purchase Agreement, dated February 10, 2021, between the Company and the purchasers listed therein.****
	4.2	Securities Purchase Agreement, dated December 8, 2020, between the Company and the purchasers listed therein.*****
	4.3	Securities Purchase Agreement, dated August 9, 2020, between the Company and the purchasers listed therein.******
	4.4	Securities Purchase Agreement, dated June 12, 2020, between the Company and the purchasers listed therein.*******
	4.5	Securities Purchase Agreement, dated January 1 2020, between the Company and the purchasers listed therein.*

8.1	List of Subsidiaries.***
11.1	Neovasc Code of Business Conduct and Ethics.***
12.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of Grant Thornton LLP.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104.	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*                Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on January 3, 2020.

**              Previously filed (No. 001-36458) with the SEC on Form 20-F of the Company on March 21, 2019.

***            Previously filed (No. 001-36458) with the SEC on Form 20-F of the Company on April 30, 2018.

****          Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on February 23, 2021.

*****        Previously filed (No. 00136458) with the SEC on Form 6-K of the Company on December 15, 2020.

******      Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on August 14, 2020.

******      Previously filed (No. 001-36458) with the SEC on Form 6-K of the Company on June 18, 2020.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

DATED: March 10, 2022

NEOVASC INC.

By:	/s/ Chris Clark
Chris Clark
Chief Financial Officer

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm (PCAOB ID Number 1390)	F-2

The Company’s audited consolidated financial statements as of and for the years ended December 2021, 2020 and 2019, together with the notes thereto and the auditor’s report thereon.	F-4

Report of independent registered

public accounting firm

Grant Thornton LLP

Suite 1600

333 Seymour Street

Vancouver, BC

V6B 0A4

T +1 604 687 2711

F +1 604 685 6569

To the Board of Directors and Shareholders of Neovasc Inc.

Opinion on the consolidated financial statements

We have audited the accompanying consolidated statements of financial position of Neovasc Inc. (the “Company”) as of December 31, 2021, December 31, 2020 and December 31, 2019, the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, December 31, 2020 and December 31, 2019 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material uncertainty related to going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred a comprehensive loss of $25.2 million during the year ended December 31, 2021. These conditions, along with other matters as set forth in Note 1, raise substantial doubt about the Company’s ability to continue as a going concern as at December 31, 2021. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Critical audit matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of the derivative financial instruments

As described in Note 16 to the consolidated financial statements, as at December 31, 2021, the Company’s fair value of the 2019 Convertible Notes was $6.6 million, and fair value of the 2020 Convertible Notes and warrants and derivative warrant liabilities was $1.8 million. The fair values of these financial instruments (together, the “financial instruments”) were determined using the Cox-Ross Rubinstein binomial tree model. The fair value of the financial instruments is based on significant management assumptions, including the stock price, the conversion price, credit spread, risk-free rate, volatility, probability of change of control or special sale, probability of prepayment of the principal amount of the convertible notes, probability and expected date of a fundamental transaction (as defined in the agreement), and restrictions related to the derivative warrant liability from financing.

The principal considerations for our determination that the valuation of the financial instruments is a critical audit matter are:

(i)	the significant judgment required by management when developing the model used to value the financial instruments; and
(ii)	the high degree of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s significant assumptions (as noted above).

Our audit procedures related to the fair value of the financial instruments included utilizing a valuation specialist to:

•	test the process used by management for developing the model used to value the financial instruments;
•	evaluate the appropriateness of the model;
•	test the completeness, accuracy, and relevance of underlying data used in the model; and
•	evaluate the reasonableness of significant assumptions used by management (as noted above).

Evaluating the reasonableness of these significant assumptions involved considering:

•	the terms of the relevant agreements;
•	the historical performance of the Company;
•	the Company’s credit rating;
•	comparability of key market-related assumptions, such the risk-free rate, used in the model to external market and third-party data, and
•	consistency with evidence obtained in other areas of the audit.

We have served as the Company’s auditor since 2002.

Vancouver, Canada March 9, 2022	Chartered Professional Accountants

NEOVASC INC.

Consolidated Statements of Financial Position

As at December 31,

(Expressed in U.S. dollars)

	Notes	2021	2020	2019
ASSETS
Current assets
Cash and cash equivalents	6	$51,537,367	$12,935,860	$5,292,833
Accounts receivable	7	1,369,455	987,057	715,696
Finance lease receivable	8	43,543	95,849	86,764
Inventory	9	1,480,077	839,472	618,650
Research and development supplies	9	—	167,378	671,845
Prepaid expenses and other assets	10	787,734	705,471	630,042
Total current assets		55,218,176	15,731,087	8,015,830

Non-current assets
Restricted cash	11	469,808	470,460	462,874
Right-of-use asset	12	456,339	830,551	720,473
Finance lease receivable	8	—	42,841	138,690
Property and equipment	13	182,041	803,280	767,973
Deferred loss on 2021 derivative warrant liabilities	16	9,898,475	—	—
Total non-current assets		11,006,663	2,147,132	2,090,010

Total assets		$66,224,839	$17,878,219	$10,105,840

LIABILITIES AND EQUITY
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$4,629,163	$7,243,500	$7,794,456
Lease liabilities	15	273,145	342,910	436,352
2017 Convertible notes	16	—	—	5,400,189
2019 Convertible notes	16	38,633	38,633	1,090,561
2020 Convertible notes, warrants and derivative warrant liabilities	16	40,587	37,525	—
Total current liabilities		4,981,528	7,662,568	14,721,558

Non-Current Liabilities
Accounts payable and accrued liabilities	14	—	—	1,186,601
Lease liabilities	15	272,652	596,881	468,527
2019 Convertible notes	16	6,548,796	6,156,724	8,174,919
2020 Convertible notes, warrants and derivative warrant liabilities	16	1,788,244	1,484,529	—
2021 Derivative warrant liabilities	16	405,508	—	—
Total non-current liabilities		9,015,200	8,238,134	9,830,047

Total liabilities		$13,996,728	$15,900,702	$24,551,605
Equity
Share capital	18	$439,873,457	$369,775,383	$328,460,681
Contributed surplus	18	40,355,952	35,045,056	29,766,225
Accumulated other comprehensive loss		(7,885,024)	(7,615,717)	(6,140,507)
Deficit		(420,116,274)	(395,227,205)	(366,532,164)
Total equity		52,228,111	1,977,517	(14,445,765)

Total liabilities and equity		$66,224,839	$17,878,219	$10,105,840

Going Concern and Uncertainty (see Note 1(c) and 5(d))

Contingent Liabilities and Provisions (see Note 24)

Subsequent Events (see Note 26)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Loss and Comprehensive Loss

For the years ended December 31,

(Expressed in U.S. dollars)

	Notes	2021	2020	2019
REVENUE	19	$2,547,406	$1,957,362	$2,092,032
COST OF GOODS SOLD		555,697	446,239	458,436
GROSS PROFIT		1,991,709	1,511,123	1,633,596

EXPENSES
Selling expenses	21	2,996,292	2,196,803	1,645,985
General and administrative expenses	21	14,655,957	14,081,153	10,013,732
Product development and clinical trials expenses	21	15,449,001	20,401,595	20,020,959
TOTAL EXPENSES		33,101,250	36,679,551	31,680,676

OPERATING LOSS		(31,109,541)	(35,168,428)	(30,047,080)

OTHER INCOME/ (EXPENSE)
Interest and other income		551,940	1,394,035	184,912
Interest and other expense		(631,199)	(1,035,957)	(133,082)
Impairment on right-of-use asset		—	—	(104,544)
Loss on foreign exchange		(50,798)	(256,585)	(74,209)
Unrealized gain/(loss) on warrants, derivative liability warrants and convertible notes	16	17,404,002	8,528,255	(3,235,591)
Realized (loss)/gain on exercise or conversion of warrants, derivative liability warrants and convertible notes	16	(1,898,092)	814,083	(1,692,628)
Amortization of deferred loss	16	(9,068,689)	(3,494,501)	—
TOTAL OTHER INCOME/ (EXPENSE)		6,307,164	5,949,330	(5,055,142)
LOSS BEFORE TAX		(24,802,377)	(29,219,098)	(35,102,222)

Tax (expense)/recovery		(86,692)	524,057	(28,793)
LOSS FOR THE YEAR		$(24,889,069)	$(28,695,041)	$(35,131,015)

OTHER COMPREHENSIVE (LOSS)/INCOME FOR THE YEAR
Fair market value changes in convertible notes due to changes in own credit risk		(269,307)	(1,475,210)	1,512,521
		(269,307)	(1,475,210)	1,512,521
LOSS AND OTHER COMPREHENSIVE LOSS FOR THE YEAR		$(25,158,376)	$(30,170,251)	$(33,618,494)

LOSS PER SHARE
Basic and diluted loss per share	22	$(0.40)	$(1.72)	$(5.40)

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Changes in Equity

(Expressed in U.S. dollars)

				Accumulated
				Other
		Share	Contributed	Comprehensive
	Notes	Capital	Surplus	Loss	Deficit	Total Equity
Balance as at January 1, 2019		$304,460,533	$26,260,806	$(7,653,028)	$(331,401,149)	$(8,332,838)
Issue of share capital on public offering (net of share issuance costs)	18(a)	7,802,417	—	—	—	7,802,417
Issue of share capital on private placement (net of share issuance costs)	18(a)	1,664,662	—	—	—	1,664,662
Issue of share capital on exercise of 2017 Warrants	18(a)	1,437,131	—	—	—	1,437,131
Issue of share capital on conversion of 2017 Notes	18(a)	13,095,938	—	—	—	13,095,938
Issue of broker warrants	18(a)	—	315,611	—	—	315,611
Share-based payments	21	—	3,189,808	—	—	3,189,808
Transactions with owners during the year		24,000,148	3,505,419	—	—	27,505,567
Loss for the year		—	—	—	(35,131,015)	(35,131,015)
Other comprehensive income for the year		—	—	1,512,521	—	1,512,521
Balance as at December 31, 2019		$328,460,681	$29,766,225	$(6,140,507)	$(366,532,164)	$(14,445,765)

Issue of share capital on public offering (net of share issuance costs)	18(a)	31,765,981	—	—	—	31,765,981
Issue of share capital on conversion of notes	18(a)	1,293,093	—	—	—	1,293,093
Issue of broker warrants and compensation warrants	18(a)	(584,167)	584,167	—	—	—
Issue of share capital on exchange of warrants	18(a)	8,687,479	—	—	—	8,687,479
Issue of share capital on exercise of options	18(a)	378	(174)	—	—	204
Issue of share capital on vesting of restricted stock units	18(a)	151,938	(151,938)	—
Share-based payments	21	—	4,846,776	—	—	4,846,776
Transactions with owners during the year		41,314,702	5,278,831	—	—	46,593,533
Loss for the year		—	—	—	(28,695,041)	(28,695,041)
Other comprehensive loss for the year		—	—	(1,475,210)	—	(1,475,210)
Balance as at December 31, 2020		$369,775,383	$35,045,056	$(7,615,717)	$(395,227,205)	$1,977,517
Issue of share capital on public offering (net of share issuance costs)	18(a)	66,868,911	—	—	—	66,868,911
Issue of share capital on exercise of warrants	18(a)	3,704,828	—	—	—	3,704,828
Issue of compensation warrants	18(a)	(1,898,959)	1,898,959	—	—	—
Issue of share capital on vesting of restricted stock units	18(a)	1,423,294	(1,423,294)	—	—	—
Share-based payments	21	—	4,835,231	—	—	4,835,231
Transactions with owners during the year		70,098,074	5,310,896	—	—	75,408,970
Loss for the year		—	—	—	(24,889,069)	(24,889,069)
Other comprehensive loss for the year		—	—	(269,307)	—	(269,307)
Balance as at December 31, 2021		$439,873,457	$40,355,952	$(7,885,024)	$(420,116,274)	$52,228,111

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Consolidated Statements of Cash Flows

For the years ended December 31,

(Expressed in U.S. dollars)

	Notes	2021	2020	2019
OPERATING ACTIVITIES
Loss for the year		$(24,889,069)	$(28,695,041)	$(35,131,015)
Adjustments for:
Depreciation	21	670,977	768,101	641,621
Share-based payments	21	5,285,813	4,905,812	3,189,808
Impairment of right-of-use asset		—	—	75,407
(Gain)/loss on disposal of assets		(1,849)	11,966	—
Accretion on collaboration, license and settlement agreement provision		63,400	157,994	298,849
Unrealized (gain)/loss on warrants, derivative liability warrants and convertible notes	16	(17,404,002)	(8,528,255)	3,235,591
Realized loss/(gain) on exercise or conversion of warrants, derivative Liability warrants and convertible notes	16	1,898,092	(814,083)	1,692,628
Amortization of deferred loss		9,068,689	3,494,501	—
Legal expenses and underwriters fees from financing activity		1,546,811	1,565,224	—
Write-down of fixed assets for obsolescence		593,622	—	—
Write-down accounts receivable		—	—	64,600
Income tax expense/(recovery)		86,692	(524,057)	28,793
Interest expense/(income)		81,108	(358,078)	(56,000)
		(22,999,716)	(28,015,916)	(25,959,718)
Net change in non-cash working capital items:
Accounts receivable		(401,963)	253,491	(133,153)
Inventory		(640,605)	(220,822)	(359,908)
Research and development supplies		167,378	504,467	662,201
Prepaid expenses and other assets		(60,122)	(83,015)	(190,474)
Accounts payable and accrued liabilities		(2,016,217)	(704,587)	3,979,669
Payment of amounts due on collaboration, license and settlement agreements		(1,250,000)	(1,250,000)	(2,150,000)
		(4,201,529)	(1,500,466)	1,808,335
Income tax and Interest paid and received:
Income tax recovered/(paid)		49,075	(795)	(28,793)
Interest received		39,400	67,735	184,912
		88,475	66,940	156,119
Net cash applied to operating activities		(27,112,770)	(29,449,442)	(23,995,264)

INVESTING ACTIVITIES
Purchase of property and equipment	13	(164,081)	(341,767)	(243,501)
Net cash applied to investing activities		(164,081)	(341,767)	(243,501)

FINANCING ACTIVITIES
Proceeds from public offering net of share issuance costs	18(a)	65,322,100	35,397,547	8,118,030
Proceeds from private placement	16(d)	—	5,000,000	11,483,496
Proceeds from exercise of warrants	16(e)	1,078,623	4,973,035	1,200,400
Proceeds from government assistance	25	484,918	1,328,338	—
Proceeds from exercise of options	18(a)	—	204	—
Repayment of 2017 convertible note	16(b)	—	(2,897,000)	—
Repayment of 2019 convertible note	18(e)	—	(4,877,225)	—
Interest payment on 2019 convertible note		(515,952)	(940,451)	—
Payment of lease obligation		(491,331)	(550,212)	(513,137)
Net cash from financing activities		65,878,358	37,434,236	20,288,789

NET CHANGE IN CASH AND CASH EQUIVALENTS		38,601,507	7,643,027	(3,949,976)
CASH AND CASH EQUIVALENTS
Beginning of the year		12,935,860	5,292,833	9,242,809
End of the year	6	$51,537,367	$12,935,860	$5,292,833

See Accompanying Notes to the Consolidated Financial Statements

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN

(a)     Business description

Neovasc Inc. (“Neovasc” or the “Company”) is a company incorporated and domiciled in Canada. The Company was incorporated as Medical Ventures Corp. under the Company Act (British Columbia) on November 2, 2000, and was continued under the Canada Business Corporations Act on April 19, 2002. On July 1, 2008, the Company changed its name to Neovasc Inc. Neovasc is the parent company.

The consolidated financial statements of the Company as at December 31, 2021 and for the years ended December 31, 2021, 2020 and 2019 comprise the Company and its subsidiaries, all of which are wholly owned.  The Company’s principal place of business is located at Suite 5138 – 13562 Maycrest Way, Richmond, British Columbia, V6V 2J7 and the Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, V7X 1L3, Canada.  The Company's shares are listed on the Toronto Stock Exchange (TSX: NVCN) and the Nasdaq Capital Market (NASDAQ: NVCN).

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc ReducerTM (“Reducer”), for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the TiaraTM (“Tiara”), for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe.

(b)     Corporate reorganization

On June 20, 2021, the Company announced that it had indefinitely paused all product development activities on the Tiara TF device.  Concurrent with this decision the Company terminated 40% of its staff and took a provision for obsolete leasehold improvements and equipment related to these activities.

(c)     Going concern and uncertainty

As at December 31, 2021, the Company had approximately $51.5 million in cash and cash equivalents being sufficient cash on hand to extend the operations of the Company until mid-2024 at the current anticipated burn rate.  However, given the FDA’s decision to approve the COSIRA-II clinical study, it is possible that the Company will initiate programs that will require additional significant expenditures and that the increasing cash needs of the Company could shorten the time the proceeds will meet the requirements of the Company.  In addition, COVID-19 has impacted the Company’s ability to generate revenue, enroll patients in clinical studies, complete certain Tiara TA bench testing milestones on its expected schedule, and raise capital (the Company can give no assurance that it will be able to obtain the additional funds needed in the future, on terms agreeable to the Company, or at all).  These circumstances indicate the existence of material uncertainty and cast substantial doubt about the Company’s ability to continue as a going concern.

The Company will re-evaluate the going concern risk at each reporting period and will consider removing the going concern and uncertainty note when the Company can depend on the profitable commercialization of its products or is confident of obtaining additional debt, equity or other financing to fund ongoing operations until profitability is achieved.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. Should the Company be unable to obtain additional capital in the future and the Company’s ability to continue as a going concern be impaired, material adjustments may be necessary to these consolidated financial statements.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN (continued)

(d)     Share consolidation (reverse stock split)

On June 25, 2019, the Company effected a share consolidation (reverse stock split) of its issued and outstanding Common Shares the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares. All references in these consolidated financial statements to Common Shares and options have been retroactively adjusted to reflect the share consolidations. The number of 2017 Warrants (as defined below) and aggregate principal amount of 2017 Notes, 2019 Notes and 2020 Notes (as defined below) were not affected by the consolidation, but the Common Shares issuable upon exercise of the 2017 Warrants or conversion of the 2017 Notes will be adjusted proportionally to each share consolidation ratio.

(e)     Nasdaq listing

On August 22, 2019, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until February 17, 2020, to regain compliance. The Company did not regain compliance by February 17, 2020. On February 19, 2020, the Company received notice from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Staff had determined to delist the Company’s common shares from Nasdaq unless the Company requests a hearing before the Nasdaq Hearings Panel. On February 26, 2020, the Company requested such a hearing and the date of the hearing was set by the Nasdaq for April 2, 2020. On April 30, 2020, the Panel granted the Company’s request for an extension through August 17, 2020, to evidence compliance with the $35 million minimum market value of listed securities requirement for continued listing on the Nasdaq. On June 25, 2020, the Nasdaq Notice confirmed that the Company had regained compliance with Listing Rule 5550(a)(2) pursuant to Listing Rule 5810 for continued listing on the Nasdaq.

On December 10, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $35 million minimum market value requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company was provided 180 calendar days, or until June 8, 2021, to regain compliance. On February 25, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum market value requirement under Nasdaq Listing Rule 5550(b)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On December 14, 2020, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until June 14, 2021, to regain compliance.  On February 9, 2021, the Company announced that it had received written notification from the Nasdaq notifying the Company that it had regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2) pursuant to Nasdaq Listing Rule 5810 for continued listing on the Nasdaq.

On May 25, 2021, the Company received written notification from the Nasdaq Listing Qualifications Department notifying the Company that it was not in compliance with the $1.00 minimum bid price requirement set forth in the Nasdaq Marketplace Rules. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided 180 calendar days, or until November 22, 2021, to regain compliance. In accordance with Nasdaq Listing Rule 5810(c)(3)(A)(i), the Company requested and was granted a second 180-calendar day period, or until May 23, 2022, within which to evidence compliance with the $1.00 bid price requirement.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

1.     INCORPORATION AND GOING CONCERN (continued)

(f)      Impacts of COVID-19 pandemic

The Company is subject to risks and uncertainties as a result of the COVID-19 pandemic.  The extent of the impact of the COVID-19 pandemic on the Company's business is difficult to predict, as the response to the pandemic evolves on a country by country basis.  Furthermore, capital markets and economies worldwide have also been disrupted by the COVID-19 pandemic, and it is possible that it could cause a local and/or global adverse economic events.  Such economic disruption could have a material adverse effect on the Company’s business.

The severity of the impact of the COVID-19 pandemic on the Company's business will depend on a number of factors, including, but not limited to, the duration and severity of the pandemic and the extent and severity of the impact on the Company's customers, all of which are uncertain and cannot be predicted.  As at December 31, 2021, the Company has seen a marked impact on Reducer revenues due to restrictions on elective procedures which included Reducer implants.  Furthermore, the Company’s recruitment to clinical trials and studies continues to be on temporary hold, or are enrolling slower than expected, due to the pandemic restrictions and the Company’s ability to complete certain Tiara TA bench testing milestones on our expected schedule has been impacted and could be impacted further in the future if COVID restrictions increase again.

The Company's future results of operations and liquidity could be adversely impacted by a decrease in Reducer sales, delays in payments of outstanding receivable amounts beyond normal payment terms, supply chain disruptions and uncertain demand, and the impact of any initiatives or programs that the Company may undertake to address financial and operational challenges faced by its customers.  As of the date of issuance of these condensed interim consolidated financial statements, the extent to which the COVID-19 pandemic may further materially impact the Company's financial condition, liquidity, or results of operations is uncertain.

2.     BASIS OF PREPARATION

(a)     Statement of compliance with IFRS

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

(b)     Basis of measurement

The Company’s consolidated financial statements have been prepared on the historical cost basis except as explained in the accounting policies set out in Note 3.

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

(d)     Presentation of financial statements

The Company has elected to present the ‘Statements of Loss and Comprehensive Loss’ in a single statement.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (continued)

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

Allowance for doubtful accounts receivable

The Company has established and applied a provision matrix to the trade accounts receivables balances in order to calculate an allowance for doubtful accounts on adoption of IFRS 9 -Financial Instruments. Actual collectability of customer balances can vary from the Company’s estimation.

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

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (continued)

(e)     Use of estimates and management judgment (continued)

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

Determination of discount rate to measure lease liabilities

The Company enters into leases with third-party landlords and as a consequence the rate implicit in the relevant lease is not readily determinable. Therefore, the Company uses its incremental borrowing rate as the discount rate for determining its lease liabilities at the lease commencement date. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow over similar terms which requires estimations when no observable rates are available.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

2.     BASIS OF PREPARATION (continued)

(e)     Use of estimates and management judgment (continued)

Accounting for financing and determination of fair value of derivative liabilities

The determination of the accounting treatment for the financing transactions, most notably for those completed in November 2017, May 2019 and May 2020 is an area of significant management judgment. In particular, this involved the determination of whether the warrants issued and the conversion feature associated with the convertible note should be classified as equity or as derivative liabilities. The difference between the transaction amount and the fair value of the instruments issued in connection with the financing gives rise to a loss which has been deferred as the fair values were not determined using only observable market inputs. The manner in which the deferred loss will be recognized within income involves management judgment.

The warrants and convertible notes will be measured at fair value through profit and loss at each year end. The calculations of the fair value of these instruments involves the use of a number of estimates and a complex valuation model. The carrying amounts of these liabilities may change significantly as a result of changes to these estimates. Details of the estimates used as at December 31, 2021,2020 and 2019 are disclosed in Note 16.

Right of use asset and lease liability

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate. The Company measures the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of transition.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements.

(a)    Foreign currency translation

The presentation currency of the consolidated financial statements is the United States dollar. Where functional currency is different than presentation currency, all revenues, expenses and cash flows for each year are translated into the presentation currency using average rates for the year, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities are translated using the exchange rate at the end of the year and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income. The functional currency of Neovasc GmbH is euros and the functional currency of Neovasc Medical Ltd and B-Balloon Ltd is Israeli Shekels.  All other functional currencies are United States dollar.

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

(b)     Financial Instruments

Financial assets and financial liabilities are recognized on the Company’s consolidated statement of financial position when the Company becomes party to the contractual provisions of the instrument. Financial assets are de-recognized when the contractual rights to the cash flows from the financial asset expire or when the contractual rights to those assets are transferred. Financial liabilities are de-recognized when the obligation specified in the contract is discharged, cancelled or expired.

Financial assets

The Company classifies its financial assets as cash and cash equivalents, restricted cash and accounts receivable, and are accounted for, or measured, at amortized cost. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method.

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

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(f)     Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. As no finite useful life for land can be determined, related carrying amounts are not depreciated. Depreciation of property and equipment is recognized in profit or loss over the estimated useful lives using the following rates and methods:

Building	4% declining balance
Leasehold improvements	amortized over the life of the lease
Production & development equipment	30% declining balance
Computer hardware	30% declining balance
Computer software	100% declining balance
Office equipment	20% declining balance

Gains or losses arising on the disposal of property and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized in profit or loss.

(g)     Impairment of assets

Financial instruments

The Company uses the expected credit loss (“ECL”) model for calculating impairment of financial assets and recognizes expected credit losses as loss allowances for assets measured at amortized cost. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, which is determined based on historical information, external indicators, and forward-looking information through use of a provision matrix.

For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the assets.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)     Impairment of assets (continued)

Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than inventories are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

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

(h)     Contingent Liabilities and Provisions

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

(i)     Employee benefits

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

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)     Revenue recognition

The Company earns revenue from one source: the Reducer.

In accordance with IFRS 15 - Revenue from Contracts with Customers, the Company follows a 5-step process to determine whether to recognize revenue:

1. Identifying the contract with a customer

2. Identifying the performance obligations

3. Determining the transaction price

4. Allocating the transaction price to performance obligations

5. Recognizing revenue when/as performance obligation(s) are satisfied

The Company enters into customer contracts to supply Reducer(s). The contact is then assessed to determine whether it contains a single combined performance obligation or multiple performance obligations. The stand-alone selling price is determined based on the agreed upon list prices at which the Company sells the Reducer in separate transactions. The transaction price is documented on the contract or purchase order and agreed to by the customer. Payment terms with customers vary by country and contract.

Revenue from customer contracts is recognized when control of the Reducer is transferred to the customer. This criterion is met upon shipment at shipping point.

(k)     Research and development

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

(l)     Interest income and interest expense

Interest income comprises interest income from high interest savings accounts and guaranteed investment certificates. Interest income is recognized in profit or loss, using the effective interest method.

(m)     Income taxes

Tax expense represents current tax and deferred tax. Tax is recognized in profit or loss except to the extent it relates to items recognized in other comprehensive income or directly in equity. Current tax is based on the taxable profits for the year and is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(m)     Income taxes (continued)

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

Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred tax asset is realized, or the deferred tax liability settled.

(n)     Equity

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

Contributed surplus includes the fair value of vested stock options and share units (see Note 3(o)).

Deficit includes all current and prior year losses.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)     Share-based payments

The Company has an equity-settled share-based stock option plan. The Company grants stock options to buy Common Shares of the Company to directors, officers, employees and consultants (see Note 18 (b)).

The fair value of the stock options awarded to employees, directors, officers and service providers is measured at grant date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s Common Shares, based on historic market price volatility, and an expected life of the options. The fair value of the options is recognized as an employee expense, with a corresponding increase in equity, over the year that the employees unconditionally become entitled to the options. The amount recognized as expense is adjusted to reflect the number of stock options expected to vest.

For stock options with non-vesting conditions, the grant date fair value of the options is recognized to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The Company uses a fair value-based method of accounting for restricted share units (“RSUs”) which are assumed to settle on an equity basis. The Company grants restricted share units to the Company’s directors, officers, employees and consultants (see Note 18(c)).

The fair value of the RSUs awarded to employees, directors, officers and service providers is measured at issuance date, using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s Common Shares, based on historic market price volatility, and an expected life of the restricted share units. The cost is recorded over the vesting period of the award to the same expense category of the award’s recipients compensation costs and the corresponding entry is recorded in equity.

(p)     Loss per share

Loss per share is computed using the weighted average number of Common Shares outstanding during the year. Diluted loss per share is computed using the treasury stock method and weighted average number of Common Shares outstanding during the year for the effects of all potentially dilutive shares.

(q)     Operating segment

The Company operates its business in one segment. The Company reports information about revenues from customers for the Reducer, from geographical areas, and from major customers.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)     Government assistance and government grants

Government grants are recognized when there is a reasonable assurance that the grant will be received and that the Company will comply with all conditions related to the grant. A grant without specified future performance conditions is recognized in income when the grant proceeds are receivable. A grant that imposes specified future performance conditions is recognized in income when those conditions are met. Government grants related to current expenses are recognized as income over the period necessary to match them with the related expenses, for which they are intended to compensate, on a systematic basis. Government grants related to specific projects are recognized as income over the period necessary to match them with the related project costs, for which they are intended to compensate, on a systematic basis. Government grants in the form of forgivable loans are treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan. Government grants received before the income recognition criteria are satisfied are presented as a liability in the statement of financial position. Government refundable advances provided to the Company to finance research and development activities on a risk-sharing basis are considered part of the Company’s operating activities and are therefore presented as cash flows from operating activities in the statement of cash flows. (see Note 25)

(s)     Changes to accounting standards

Accounting standard issued and effective January 1, 2019

IFRS 16 - Leases

IFRS 16 ‘Leases’ replaces IAS 17 ‘Leases’ along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’, SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’). The new Standard has been applied using the modified retrospective approach, with the cumulative effect of adopting IFRS 16 being recognized in equity as an adjustment to the opening balance of retained earnings for the current period. Prior periods have not been restated.

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

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)     Changes to accounting standards (continued)

For any new contracts entered into on or after January 1, 2019, the Company considers whether a contract is, or contains a lease. A lease is defined as ‘a contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration’. To apply this definition the Company assesses whether the contract meets three key evaluations which are whether:

a.	the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Company.
b.	the Company has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract.
c.	the Company has the right to direct the use of the identified asset throughout the period of use. The Company assess whether it has the right to direct ‘how and for what purpose’ the asset is used throughout the period of use.

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

At the commencement date, the Company measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available. If the interest rate implicit in the lease is not readily available, the Company discounts using the Company’s incremental borrowing rate.

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

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

3.     SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)     Changes to accounting standards (continued)

Amendments effective January 1, 2022

IAS 37 – Provisions, Contingent Liabilities and Contingent Assets: Onerous Contracts and the Cost of Fulfilling a Contract

The amendment specifies that ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendment is effective for annual periods beginning on or after January 1, 2022 with early application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments effective January 1, 2023

IAS 1 – Presentation of Financial Statements: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

4.     MANAGING CAPITAL

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to grow its business. In the definition of capital, the Company includes equity and the convertible notes. There has been no change in the definition since the prior year.

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may issue new shares, new units or new debt (secured, unsecured, convertible and/or other types of available debt instruments). For the years ended December 31, 2021, 2020 and 2019, there were no changes in the Company’s capital management policy.

The capital of the Company is comprised of:

	2021	2020	2019
2017 Convertible Notes	$—	$—	$5,400,189
2019 Convertible Notes	6,587,429	6,195,357	9,265,480
2020 Convertible notes, warrants and derivative warrant liabilities	1,828,831	1,522,054	—
2021 Derivative warrant liabilities	405,508	—	—
Equity	52,228,111	1,977,517	(14,445,765)
Capital	$61,049,879	$9,694,928	$219,904

5.     FINANCIAL RISK MANAGEMENT

(a)     Fair value estimation

The fair value hierarchy establishes three levels to classify fair value measurements based upon the observability of significant inputs used in the valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1 | Quoted prices (unadjusted) in active markets for identical assets or liabilities

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (continued)

(a)     Fair value estimation (continued)

Level 2 | Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3 | Inputs for the assets or liability that are not based on observable market data (that is, unobservable inputs)

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2021, 2020 and 2019. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Presentation of the fair values of the 2020 Convertible notes, warrants and derivative warrant liabilities and 2021 Derivative warrant liabilities are gross of the deferred loss. The deferred loss on the 2020 Convertible notes, warrants and derivative warrant liabilities as at December 31, 2021 is $4,300,484 (December 31, 2020: 7,595,093). The deferred loss on the 2021 Derivative warrant liabilities as at December 31,2021 is $9,898,475.

As at December 31, 2021:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$—	$—	$6,587,429	$6,587,429
2020 Convertible notes, warrants and derivative warrant liabilities	$—	$—	$6,129,315	$6,129,315
2021 Derivative warrant liabilities	$—	$—	$405,508	$405,508

As at December 31, 2020:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2019 Convertible Notes	$—	$—	$6,195,357	$6,195,357
2020 Convertible notes, warrants and derivative warrant liabilities	$—	$—	$9,117,147	$9,117,147

As at December 31, 2019:	Level 1	Level 2	Level 3	Total
Financial liabilities at fair value through profit and loss
2017 Convertible Notes	$—	$—	$5,400,189	$5,400,189
2019 Convertible Notes	$—	$—	$9,265,480	$9,265,480

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (continued)

(a)     Fair value estimation (continued)

The carrying amounts of financial assets and financial liabilities in each category are as follows:

	Note	2021	2020	2019
Assets at amortized cost
Cash and cash equivalents	6	$51,537,367	$12,935,860	$5,292,833
Accounts receivable	7	1,369,455	987,057	715,696
Restricted cash	11	469,808	470,460	462,874
		$53,376,630	$14,393,377	$6,471,403

Other financial liabilities at amortized cost
Accounts payable and accrued liabilities (current)	14	$4,629,163	$7,243,500	$7,794,456
Accounts payable and accrued liabilities (non-current)	14	—	—	1,186,601

Financial liabilities at fair value through profit and loss
2017 Convertible Notes (current)	16(b)	$—	$—	$5,400,189
2019 Convertible Notes (current)	16(c)	38,633	38,633	1,090,561
2019 Convertible Notes (non-current)	16(c)	6,548,796	6,156,724	8,174,919
2020 Convertible Notes (current)	16(d)	40,587	37,525	—
2020 Convertible notes, warrants and derivative warrant liabilities (non-current)	16(d)	6,088,728	9,079,622	—
2021 Derivative warrant liabilities (non-current)	16(e)	405,508	—	—
		$17,751,415	$22,556,004	$23,646,726

The carrying amounts of cash and cash equivalents, accounts receivable, restricted cash and accounts payable and accrued liabilities are considered a reasonable approximation of fair value due to their short-term nature.

(b)     Foreign exchange risk

A portion of the Company’s revenues are derived from product sales in Europe, denominated in Euros. Management has considered the stability of the foreign currency and the impact a change in the exchange rate may have on future earnings during the forecasting process. The Euro represents approximately 44% of revenues for the year ended December 31, 2021, (years ended December 31, 2020 and 2019 : 45% and 30%, respectively). A 10% change in the foreign exchange rates for the Euro for foreign currency denominated accounts receivable will impact net income as at December 31, 2021 by approximately $15,597 (as at December 31, 2020 and 2019: $8,114 and $6,288), and a similar change in foreign currency denominated accounts payable, which are denominated in Canadian dollars and Euros will impact net income by approximately $26,869 and $65,375 respectively, as at December 31, 2021 (as at December 31, 2020 $102,662 and $108,703 and as at December 31, 2019 :$80,654 and $176,569). A similar change in foreign currency denominated cash and cash equivalents, and restricted cash, which are denominated in Canadian dollars and Euros will impact net income by approximately $143,315 and $82,902, respectively, as at December 31, 2021 (as at December 31, 2020, $80,953 and $49,459 and as at December 31, 2019: $5,254 and $2,780). The Company does not hedge its foreign exchange risk.

(c)     Interest rate risk

The Company is not exposed to material cash flow interest rate risk on fixed rate cash balances, and short-term accounts receivable, accounts payable, 2019 and 2020 Notes that have fixed interest terms.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

5.     FINANCIAL RISK MANAGEMENT (continued)

(d)     Liquidity risk

As at December 31, 2021, the Company had $51,537,367 in cash and cash equivalents as compared to cash and cash equivalents of $12,935,860 as at December 31, 2020. The Company is dependent on the profitable commercialization of its products or obtaining additional debt or equity financing to fund ongoing operations until profitability is achieved.

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

On February 12, 2021 the Company received aggregate gross proceeds of $72 million from the February 2021 Financing (see Note 18). The proceeds from the February 2021 Financing could be sufficient to extend the operations of the Company until mid-2024 at the current burn rate. However, it is possible that the Company will initiate programs that were on hold given past cash constraints and that the cash needs of the Company will increase, shortening the time the proceeds will meet the requirements of the Company.

Trade payables were aged as follows as at December 31, 2021 and do not include accrued liabilities. All trades payables are current liabilities:

Total
Current	$921,956
31-60 days	397,400
Over 60 days	115,001
$1,434,357

(e)     Credit risk

Credit risk arises from the possibility that the entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. This risk is mitigated by proactive credit management policies that include regular monitoring of the debtor’s payment history and performance. The Company does not require collateral from its customers as security for trade accounts receivable but may require certain customers to pay in advance of any work being performed or product being shipped.

The maximum exposure, if all the Company’s customers were to default at the same time is the full carrying value of the trade accounts receivable as at December 31, 2021 is $720,332 (as at December 31, 2020 and 2019: $322,201 and $597,505, respectively). As at December 31, 2021, the Company had $153,673 (as at December 31, 2020 and 2019: $146,658 and $148,815, respectively) of trade accounts receivable that were overdue according to the customers’ credit terms. During the year ended December 31, 2021, the Company wrote down $nil of accounts receivable owed by customers (years ended December 31, 2020 and 2019: $nil and $64,600, respectively).

The Company may also have credit risk related to its cash and cash equivalents and restricted cash, with a maximum exposure of $52,007,175 as at December 31, 2021 (as at December 31, 2020 and 2019: $13,406,320 and $5,755,707, respectively). The Company minimizes its risk to cash and cash equivalents and restricted cash by maintaining the majority of its balances with Canadian Chartered Banks.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

6.     CASH AND CASH EQUIVALENTS

	December 31,	December 31,	December 31,
	2021	2020	2019
Cash held in:
United States dollars	$49,745,012	$11,631,843	$4,489,501
Canadian dollars	963,340	809,429	525,371
Euros	829,015	494,588	277,961
	$51,537,367	$12,935,860	$5,292,833

7.     ACCOUNTS RECEIVABLE

	December 31,	December 31,	December 31,
	2021	2020	2019
Trade accounts receivable	$720,332	$322,201	$597,505
Other accounts receivable	111,605	116,905	118,191
Income tax receivable	537,518	547,951	—
	$1,369,455	$987,057	$715,696

All amounts are short-term. The aging analysis of trade receivables is as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Not past due	$588,853	$195,545	$472,257
Past due 0 - 30 days	46,618	—	14,139
30 - 60 days	—	35,114	20,000
60 - 90 days	—	11,543	—
90 - 120 days	20,000	—	—
Over 120 days	87,055	100,000	114,676
Loss allowance	(22,194)	(20,001)	(23,567)
	$720,332	$322,201	$597,505

All of the Company’s trade and other receivables have been reviewed for impairment. During the year ended December 31, 2021, the Company wrote off $nil, respectively of accounts receivable (the years ended December 31, 2020 and 2019: $nil, and $64,600).

8.     FINANCE LEASE RECEIVABLE

The Company entered into a sublease agreement which has been recognized as a finance lease. Finance lease receivables are presented in the statement of financial position as follows:

	December 31,	December 31,	December 31,
	2021	2020	2019
Current	$43,543	$95,849	$86,764
Non-current	—	42,841	138,690
	$43,543	$138,690	$225,454

The following is a detailed maturity analysis of the undiscounted finance lease receivables as at December 31, 2021:

Total
Less than 1 year	$44,638
Total undiscounted finance lease receivables	$44,638

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

9.     INVENTORY AND RESEARCH AND DEVELOPMENT SUPPLIES

	December 31,	December 31,	December 31,
	2021	2020	2019
Raw materials	$1,381,021	$694,043	$500,263
Work in progress	23,855	—	—
Finished goods	75,201	145,429	118,387
	$1,480,077	$839,472	$618,650
Research and development supplies	$—	$167,378	$671,845

During the years ended December 31, 2021, 2020 and 2019 the Company did not write down any inventory. During the year ended December 31, 2021, $555,697 of inventory was expensed in cost of goods sold (year ended December 31, 2020 and 2019: $446,239 and $458,436).

10.    PREPAID EXPENSES AND OTHER ASSETS

	December 31,	December 31,	December 31,
	2021	2020	2019
Prepaid insurance	$537,022	$367,969	$269,262
Deposits on rental agreements	103,688	128,680	119,660
Retainers for professional services	32,491	23,000	23,000
Other prepaid expenses and other assets	114,533	185,822	218,120
	$787,734	$705,471	$630,042

11.    RESTRICTED CASH

	December 31,	December 31,	December 31,
	2021	2020	2019
Restricted cash	$469,808	$470,460	$462,874

Restricted cash represents $600,000 CAD security held by a Canadian Chartered Bank as a guarantee for the Company’s same day electronic processing facility and corporate credit card facility.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

12.     RIGHT OF USE ASSET

COST	Total
Balance at January 1, 2019 on adoption of IFRS 16	$1,407,704
Impairment of right-of-use asset	(231,773)
Impairment reversal	156,366
Sublease	(274,964)
Balance as at December 31, 2019	$1,057,333
Addition and lease modification	478,281
Balance as at December 31, 2020 and 2021	$1,535,614

ACCUMULATED DEPRECIATION
Balance at January 1, 2019 on adoption of IFRS 16	—
Depreciation for the year	336,860
Balance at December 31, 2019	$336,860
Depreciation for the year	368,203
Balance as at December 31, 2020	$705,063
Depreciation for the year	374,212
Balance as at December 31, 2021	$1,079,275

NET BOOK VALUE
As at December 31, 2019	$720,473
As at December 31, 2020	$830,551
As at December 31, 2021	$456,339

The Company’s right-of-use asset relates to the lease of buildings.

The Company entered into an agreement for office space in September 2014 in Richmond, Canada. The agreement did not contain any contingent rent clauses, or purchase options or escalation clauses. The term of the lease was 36 months commencing on October 1, 2014. The lease contained an option to renew for an additional 36 months. In February 2017, the Company renewed the lease and added additional office premises. The term of the combined lease is 60 months commencing June 1, 2017. The amended agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The Company entered into a sublease agreement for a portion of office space in September 2019. The term for the sublease agreement was 32 months commencing on October 7, 2019 (See Note 8). The Company has given notice to terminate the lease and sublease on their expiration on May 31, 2022.

The Company entered into an agreement for office space in September 2014 in Minneapolis. The agreement did not contain any contingent rent clauses, purchase options or escalation clauses. The original term of the lease was 66 months commencing on September 1, 2014. Additional office space was added in July 2015 in Minneapolis. The term of the combined lease is 69 months commencing on July 1, 2015. In August 2019, the Company renewed the lease for an additional 36 months commencing June 1, 2020.

The Company entered into an agreement for office space in December 2016 in Richmond, Canada. The agreement does not contain any contingent rent clauses, renewal or purchase options or escalation clauses. The term of the lease is 24 months commencing on December 19, 2016. In December 2018, the Company renewed the lease for another 24 months commencing on December 19, 2018. In October 2020, the Company renewed the lease for another 24 months commencing on December 19, 2020.

The Company entered into an agreement for office space in June 2018 in Richmond, Canada. The agreement does not contain any contingent rent clauses, purchase options or escalation clauses. The term of the lease is 36 months commencing on August 1, 2018. The lease contains an option to renew for an additional 24 months. In June 2020, the Company renewed the lease for an additional 36 months commencing August 1, 2021.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

13.    PROPERTY AND EQUIPMENT

		Production &
	Leasehold	development	Computer	Computer	Office
	improvements	equipment	hardware	software	equipment	Total
COST
Balance as at January 1, 2019	$169,938	$1,488,958	$543,922	$653,072	$316,085	$3,171,975
Additions during the year	—	203,169	—	40,332	—	243,501
Balance at December 31, 2019	$169,938	$1,692,127	$543,922	$693,404	$316,085	$3,415,476

Additions during the year	—	202,329	106,149	33,289	—	341,767
Disposals during the year	—	(88,285)	—	—	—	(88,285)
Balance as at December 31, 2020	$169,938	$1,806,171	$650,071	$726,693	$316,085	$3,668,958

Additions during the year	—	110,987	—	53,094	—	164,081
Disposals during the year	—	(40,661)	—	—	—	(40,661)
Write downs for obsolescence	(111,390)	(1,799,123)	—	—	—	(1,910,513)
Balance as at December 31, 2021	$58,548	$77,374	$650,071	$779,787	$316,085	$1,881,865

ACCUMULATED DEPRECIATION
Balance at January 1, 2019	$89,855	$951,605	$433,443	$646,072	$237,372	$2,358,347
Depreciation for the year	18,132	184,429	33,144	40,371	15,744	291,820
Disposals during the year	—	(2,664)	—	—	—	(2,664)
Balance at December 31, 2019	$107,987	$1,133,370	$466,587	$686,443	$253,116	$2,647,503

Depreciation for the year	25,636	184,973	33,815	37,477	12,593	294,494
Disposals during the year	—	(76,319)	—	—	—	(76,319)
Balance at December 31, 2020	$133,623	$1,242,024	$500,402	$723,920	$265,709	$2,865,678

Depreciation for the year	12,818	85,415	44,900	36,424	10,076	189,633
Disposals during the year	—	(38,596)	—	—	—	(38,596)
Write downs for obsolescence	(87,893)	(1,228,998)	—	—	—	(1,316,891)
Balance at December 31, 2021	$58,548	$59,845	$545,302	$760,344	$275,785	$1,699,824

CARRYING AMOUNTS
As at December 31, 2019	$61,951	$558,757	$77,335	$6,961	$62,969	$767,973
As at December 31, 2020	$36,315	$564,147	$149,669	$2,773	$50,376	$803,280
As at December 31, 2021	$—	$17,529	$104,769	$19,443	$40,300	$182,041

14.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	December 31,	December 31,	December 31,
	2021	2020	2019
Current accounts payable and accrued liabilities
Trade payables	$1,434,357	$3,705,626	$3,993,203
Accrued liabilities	2,113,594	1,421,433	2,163,886
Accrued vacation	293,553	335,681	211,168
Accrued severance provision	—	—	13,887
Other accounts payable	278,041	535,124	320,306
Share appreciation rights liability	509,618	59,036	—
Collaboration, license, and settlement agreements provision	—	1,186,600	1,092,006
Total current accounts payable and accrued liabilities	$4,629,163	$7,243,500	$7,794,456

Non-current accrued liabilities
Non-current collaboration, license and settlement agreements provision	—	—	1,186,601
	$—	$—	$1,186,601

Total accounts payable and accrued liabilities	$4,629,163	$7,243,500	$8,981,057

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

15.    LEASE LIABILITY

Total
Balance at January 1, 2019	$1,289,106

Interest expense	128,911
Lease payments	(513,138)
Balance at December 31, 2019	$904,879

Lease Liability, current	$436,352
Lease Liability, non-current	$468,527

Addition and lease modification	478,280
Interest expense	106,843
Lease payments	(550,211)
Balance at December 31, 2020	$939,791

Lease Liability, current	$342,910
Lease Liability, non-current	$596,881

Interest expense	97,337
Lease payments	(491,331)
Balance at December 31, 2021	$545,797

Lease Liability, current	$273,145
Lease Liability, non-current	$272,652

The maturity analysis of the undiscounted contractual balances of the lease liabilities is as follows:
In one year or less	$364,672
In more than one year, but not more than five years	309,029
$673,701

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTE

(a)     Derivative Warrant Liability from Financing

On November 17, 2017, Neovasc completed an underwritten public offering (the “2017 Public Transaction”) of 6,609,588 Series A units (the “Series A Units”) and 19,066,780 Series B units (the “Series B Units”) of the Company, at a price of $1.46 per Unit for gross proceeds of $37,487,497 before deducting the underwriting discounts and commissions and other estimated offering costs.

Each Series A Unit was comprised of:

(i)	0.001 Common Share
(ii)	one Series A Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series A Warrant Share for a period of five years following issuance (each, a “Series A Warrant”),

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(a)     Derivative Warrant Liability from Financing (continued)

(iii)	one Series B Common Share purchase warrant of the Company exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series B Warrant Share for a period of two years following issuance (each, a “Series B Warrant”); and
(iv)	0.40 Series C Warrant of the Company to purchase a unit at an exercise price of $1.46 per unit for a period of two years following issuance (each, a “Series C Unit”) comprised of 0.001 Common Shares, one Series A Warrant and one Series B Warrant.

Each Series B Unit was comprised of:

(i)	either 0.001 Common Shares or one Series D Common Share purchase warrant of the Company exercisable for 0.001 Common Shares (each, a “Series D Warrant”) at an exercise price of $1,460 per Series D Warrant Share, all of which were be pre-funded except for a nominal exercise price of $0.001 per Series D Warrant Share for a period of five years following issuance,
(ii)	one Series A Warrant,
(iii)	one Series B Warrant,
(iv)	0.40 Series C Warrant, and
(v)	1.1765 Series F Common Share purchase warrant of the Company with each warrant exercisable for 0.001 Common Shares at an exercise price of $1,610 per Series F Warrant Share for a period of two years following issuance (each, a “Series F Warrant”).

15,493 Common Shares and 3,573,830 Series D Warrants were issued as part of the Series B Unit. Since initial issuance and during the period up to December 31, 2018, all of the 3,573,830 Series D Warrants were exercised for gross proceeds of $35,738 and 3,573 Common Shares were issued from treasury. All the warrants (collectively, the “2017 Warrants”) issued pursuant to the 2017 Public Transaction and the 2017 Private Placement (as defined below) included various price adjustment clauses, some of which caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed for fixed test under IAS 32  - Financial instruments; presentation. Accordingly, the warrants have been accounted for as derivative financial liabilities and measured at fair value through profit and loss (“FVTPL”). The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

The total fair value of the warrants issued in connection with the 2017 Public Transaction, together with the Series E Warrants (as defined below) issued in connection with the Private Transaction (as defined below), was $89,470,273 which exceeded the transaction price giving rise to a loss of $45,132,259. Since the fair values of the derivatives were not determined using a valuation that only used data from observable markets, the loss on initial recognition has been recognized in income over the expected term of the instruments on a straight-line basis depending on the term of the warrants.

(b)     2017 Convertible Notes

On November 17, 2017, the Company also completed a brokered private placement (the “2017 Private Placement” and together with the 2017 Public Transaction the “2017 Financings”) for the sale of $32,750,000 aggregate principal amount of senior secured convertible notes of the Company (the “2017 Notes”) and Series E warrants (the “Series E Warrants”) to purchase one Common Share per Series E Warrant for gross proceeds of $27,837,500.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(b)     2017 Convertible Notes (continued)

The 2017 Notes were issued with an original issue price of $850 per $1,000 principal amount of note. The 2017 Notes have an 18-month term and carry an interest rate of 0.0% per annum (increasing to 15% upon an event of default) from the closing date of the Private Transaction (“Private Transaction”). On September 12, 2018, the Company and the holders of 2017 Notes amended certain terms of the 2017 Notes, including a one-year extension of the maturity date of the 2017 Notes from May 17, 2019 until May 17, 2020 and certain other amendments. Upon any event of a default, the interest rate applicable to the 2017 Notes would automatically be increased to 15% per annum. Interest on the 2017 Notes, as applicable, will commence accruing on the date of issue, will be computed on the basis of a 360-day year and twelve 30-day months and became payable in cash on January 1, 2018 and on the first day of each calendar quarter thereafter up to, and including, the maturity date.

The conversion option contained within the 2017 Notes contains similar price adjustment characteristics to certain of the warrants, which precludes the 2017 Notes from being recognized within equity. The 2017 Notes contain a future-priced conversion mechanism that allows the holder of a 2017 Notes to replace the conversion price then in effect with a price (the “Alternate Conversion Price”) that is 85% of the lowest volume weighted average price (“VWAP”) of the Common Shares during the ten consecutive trading day period ending and including the date of delivery of the applicable conversion notice. The 2017 Notes are also subject to full ratchet anti-dilution provisions in certain circumstances.

Accordingly, the Company has elected to measure the 2017 Notes at FVTPL. The Series E Warrants are also classified as derivative financial liabilities and measured at FVTPL. The fair values of the warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $26,100,900 which exceeded the transaction price giving rise to a loss of $5,113,917. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument. As at December 31, 2021 the loss on initial recognition has been fully amortized.

On May 26, 2020, the Company made a final payment of $2,897,000 to holders of the 2017 Notes and $1,016,000 in 2017 Notes was converted for the issuance of 500,014 Common Shares. The Company and certain holders of the 2017 Notes have also agreed to a mutual release (the “Settlement”) in return for the issuance by the Company, in the aggregate, of 500,000 Settlement Warrants to such holders.

(c)     2019 Convertible Notes

On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes (“2019 Notes”) with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 Common Shares of the Company at a price of $5.15 per Common Share, for gross proceeds to the Company of $1,725,000.

The 2019 Notes have the following key terms:

●	For the first year after the closing date, interest at a rate of 8% of which 5% is payable in cash on or about May 17, 2020 (when the existing 2017 Notes issued by the Company mature). The remainder is deferred and will be due on maturity of the 2019 Notes.
●	After the first year and until maturity, interest at a rate of 10% of which 7% is payable in cash at the end of May and November each year. The remainder is deferred and will be due on maturity of the 2019 Notes.
●	The 2019 Notes were issued at an original discount of $1.725 million. A separate subscription for Common Shares of the Company by the holder of the 2019 Notes was made for this amount (at market price) concurrent with the issuance of the 2019 Notes.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(c)     2019 Convertible Notes (continued)

●	The Company has a prepayment option whereby it may voluntarily prepay the 2019 Notes prior to maturity. Prepayment penalties of 3% (if prepaid prior to the 1st anniversary of issuance), 2% (if prepaid between the 1st and 2nd anniversaries of issuance) and 1% (if prepaid after the 2nd anniversary) apply.
●	The 2019 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own > 19.99% of the total outstanding Common Shares of the Company as a result of the conversion). The conversion price fluctuates from $7.50 per common share (prior to the 2nd anniversary of issuance) to $8.50 between the 2nd and 3rd anniversaries of issuance to $9.70 after the 3rd anniversary of issuance. The conversion price would also be altered subject to certain anti-dilution provisions.

Accordingly, the 2019 Notes contain two embedded derivatives: the conversion option and the prepayment option. Accordingly, the Company has elected to measure the 2019 Notes at FVTPL. The fair values of the 2019 Notes were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

(d) 2020 Convertible Notes

On May 28, 2020, the Company issued senior secured convertible notes (“2020 Notes”) with a principal amount of $5 million, convertible at $2.815 per Common Share for 1,776,041 Common Shares and 2,573,959 Warrants (“May 2020 Warrants”) exercisable at $2.634 per 2020 Warrant with a 4-year term.

The 2020 Notes have the following key terms:

●	The 2020 Notes will bear interest at the rate of 8% computed on the basis of a 360-day year and twelve 30-day months and shall be payable in additional 2020 Notes on the date that is six-months after issuance and on each six-month period thereafter up to, and including, the maturity date.
●	The 2020 Notes will have a maturity date of 48 months after issuance with the holder’s option for early redemption at 24 months.
●	Change of control redemption option with option premia of 125% in the first year, 115% in the second year, 105% in the third year, and 100% thereafter.
●	The 2020 Notes are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion).
●	The conversion option caused the number of shares to be issued upon exercise to be variable, and therefore do not meet the fixed of fixed test under IAS 32 - Financial instruments – presentation.

Accordingly, the 2020 Notes contain three embedded derivatives: change in control redemption option, the early redemption option and the conversion option, but will not be separated from the host debt instrument and the entire hybrid contract will be designated as at fair value through profit or loss. The fair values of the 2020 Notes and 2020 Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value of the convertible debt was $6,449,634 which exceeded the transaction price giving rise to a loss of $3,511,670. Since the fair value of the convertible debt is not determined using a valuation that only uses data from observable markets, the loss on initial recognition has been deferred and will be recognized in income over the expected term of the instrument.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model

The 2017 Warrants were accounted for based on the level 3 fair value estimate of Series A Warrants, Series B Warrants, Series C Warrants, Series D Warrants, Series E Warrants and Series F Warrants by using a binomial option pricing model.

The 2017 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at December 31, 2019 are summarized below:

December 31,
Valuation Date	2019
Price of Common Shares	$5.41
Dividend Yield	0%
Historical volatility of Common Shares	129.54%
Historical volatility of index	11.65%
Volatility input	70.59%
Risk-free rate	1.79%
Credit spread	23.00%

The 2019 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and at December 31, 2021, 2020 and 2019 are summarized below:

Valuation Date	December 31, 2021	December 31, 2020	December 31, 2019	May 16, 2019
Price of Common Shares	$0.47	$0.95	$5.41	$49.46
Dividend Yield	0%	0%	0%	0%
Historical volatility of Common Shares	93.47%	103.42%	124.77%	142.38%
Historical volatility of index	13.44%	23.11%	13.76%	15.66%
Volatility input	53.45%	63.26%	69.26%	79.02%
Risk-free rate	0.67%	0.19%	1.65%	2.13%
Credit spread	14.89%	18.18%	27.15%	19.64%

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model (continued)

The 2020 Warrants were accounted for based on the level 3 fair value estimate of the Warrants by using a binomial option pricing model.

The 2020 Notes were accounted for based on the level 3 fair value estimate of the notes based on a binomial tree model.

Key assumptions used in the model at initial recognition and at December 31, 2021 and 2020 are summarized below:

	December 31,	December 31,	May 28,
Valuation Date	2021	2020	2020
Price of Common Shares	$0.47	$0.95	$2.86
Dividend Yield	0%	0%	0%
Historical volatility of Common Shares	91.91%	116.72%	127.50%
Historical volatility of index	21.86%	20.74%	18.91%
Volatility input	56.89%	68.73%	73.21%
Risk-free rate	1.02%	0.26%	0.32%
Credit spread	11.13%	14.42%	19.35%

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2017 derivative warrant liability from financing are as follows:

	Series A Units	Series B Units	Series E Warrants	Total
Balance, Derivative financial liability January 1, 2019	$35,693	$82,523	$72,087	$190,303
Less:
Exercise of 822,192 Series C Warrants	(5,638)	—	—	(5,638)
Fair value adjustment, March 31, 2019	(5,575)	(5,253)	(6,677)	(17,505)
Cancellation of 35,950,340 Series A Warrants	(24,480)	(77,270)	—	(101,750)
Cancellation of 22,431,506 Series E Warrants	—	—	(65,410)	(65,410)
Balance, derivative warrant liability from financing as at December 31, 2019, 2020 and 2021	$—	$—	$—	$—

2017 Convertible Notes
Balance, convertible notes January 1, 2019	14,617,336
Less: Exercise of 11,197,000 convertible notes	(13,095,938)
Fair value adjustment	3,878,791
Balance, convertible notes December 31, 2019	$5,400,189
Fair value adjustment, (unrealized) loss due to changes in credit spread	(17,122)
Fair value adjustment, March 31, 2020 unrealized gain	(1,599,573)
Balance, convertible notes March 31, 2020	$3,783,494
Less: Exercise of 1,016,000 convertible notes	(1,293,093)
Fair value adjustment Settlement Warrants	(807,977)
Fair value adjustment at maturity realized loss	1,214,576
Re-payment of convertible note	(2,897,000)
Balance, convertible notes December 31, 2020 and 2021	$—
2017 Convertible Notes, current	$—
2017 Convertible Notes, non-current	$—

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model (continued)

2019 Convertible Notes
Fair value, May 16, 2019	$9,775,000
Fair value adjustment,	(509,520)
Balance, convertible notes December 31, 2019	$9,265,480
Re-payment of convertible note July 23 conversion	(3,613,341)
Re-payment of convertible note August 17 conversion	(1,263,884)
Fair value adjustment, Repayment warrants	(161,720)
alized loss	39,730
Fair value adjustment, realized loss	636,154
Fair value adjustment, unrealized loss due to changes in credit spread	1,292,938
Balance, convertible notes December 31, 2020	$6,195,357
Fair value adjustment, unrealized loss	104,038
Fair value adjustment, unrealized loss due to changes in credit spread	288,034
Balance, convertible notes December 31, 2021	$6,587,429

	December 31,	December 31,	December 31,
Presented on the consolidated statements of financial position as:	2021	2020	2019
2019 Convertible Notes, current	$38,633	$38,633	$1,090,561
2019 Convertible Notes, non-current	$6,548,796	$6,156,724	$8,174,919

2020 Convertible Notes
Fair value, May 26, 2020	6,449,634
Deferred loss	(3,511,670)
Amortization of deferred loss	516,938
Fair value adjustment, unrealized gain	(1,075,620)
Fair value adjustment, realized loss	37,525
Fair value adjustment, unrealized loss due to changes in credit spread	199,395
Balance, convertible notes December 31, 2020	$2,616,202
Amortization of deferred loss	877,916
Fair value adjustment, unrealized gain	(18,134)
Fair value adjustment, realized loss	3,062
Fair value adjustment, unrealized gain due to changes in credit spread	(18,726)
Balance, convertible notes December 31, 2021	$3,460,320

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2020 derivative warrant liability from financing are as follows:

January 2020 Warrants
Inception of the January 2020 Warrants (see Note 18(e))	6,145,620
Deferred loss	(223,791)
January 31 exercise 1,241,490 pre-funded warrants	(3,885,746)
Fair value adjustment, January 31 realized gain	(422,102)
Derecognition of deferred loss	93,813
May 28 exercise 1,185,000 Series A; 991,940 Series B	(969,133)
Fair value adjustment, May 28 realized loss	957,847
Derecognition of deferred loss	76,473
Amortization of deferred loss	63,064
Fair value adjustment, unrealized gain	(1,824,698)
Balance, December 31, 2020	$11,347
Amortization of deferred loss	20,504
Fair value adjustment, unrealized gain	(1,616)
Balance, December 31, 2021	$30,235
Number of warrants outstanding as of December 31, 2021	250,000
May 2020 Warrants
Inception of the May 2020 Warrants (see Note 18(e))	4,526,732
Deferred loss	(2,464,696)
July 23 exercise 1,424,049 warrants	(2,082,598)
August 17 exercise of 501,000 warrants	(565,221)
Derecognition of deferred loss	1,843,332
Amortization of deferred loss	126,997
Fair value adjustment, unrealized gain	(1,641,185)
Balance,December 31, 2020	$(256,639)
Amortization of deferred loss	141,414
Fair value adjustment, unrealized gain	(231,862)
Balance, December 31, 2021	$(347,087)
Number of warrants outstanding as of December 31, 2021	648,910
June 2020 Warrants
Inception of the June 2020 Warrants (see Note 18(e))	2,404,957
Deferred loss	(448,877)
Amortization of deferred loss	121,751
Fair value adjustment, unrealized gain	(2,127,007)
Balance, December 31, 2020	$(49,176)
Amortization of deferred loss	180,220
Fair value adjustment, unrealized gain	(235,947)
Balance, December 31, 2021	$(104,903)
Number of warrants outstanding as of December 31, 2021	2,912,277
August 2020 Warrants
Inception of the August 2020 Warrants (see Note 18(e))	3,511,115
Deferred loss	(3,167,758)
Amortization of deferred loss	611,854
Fair value adjustment, unrealized gain	(3,150,303)
Balance, December 31, 2020	$(2,195,092)
February 12 exercise of 125,000 warrants	(80,856)
Derecognition of deferred loss	87,118
Fair value adjustment, February 12 realized gain	(48,244)
Amortization of deferred loss	1,250,393
Fair value adjustment, unrealized gain	(177,403)
Balance, December 31, 2021	$(1,164,084)
Number of warrants outstanding as of December 31, 2021	3,274,579
December 2020 Warrants
Inception of the December 2020 Warrants (see Note 18(e))	2,051,657
Deferred loss	(1,278,414)
Amortization of deferred loss	40,279
Fair value adjustment, unrealized loss	370,769
Balance, December 31, 2020	$1,184,291
February 12 exercise of 1,828,479 warrants	(2,545,349)
Derecognition of deferred loss	341,242
Fair value adjustment, February 12 realized loss	1,943,274
Amortization of deferred loss	401,539
Fair value adjustment, unrealized gain	(1,375,260)
Balance, December 31, 2021	$(50,263)
Number of warrants outstanding as of December 31, 2021	4,402,324
2020 Repayment Warrants
Inception of the 2020 Repayment Warrants (see Note 18(e))	161,720
Fair value adjustment, unrealized gain	(152,272)
Balance, December 31, 2020	$9,448
Fair value adjustment, unrealized gain	(9,374)
Balance, December 31, 2021	$74
Number of warrants outstanding as of December 31, 2021	650,296
2020 Settlement Warrants
Inception of the 2020 Settlement Warrants (see Note 18(e))	807,977
Fair value adjustment, unrealized gain	(606,304)
Balance, December 31, 2020	$201,673
Fair value adjustment, unrealized gain	(197,134)
Balance, December 31, 2021	$4,539
Number of warrants outstanding as of December 31, 2021	500,000

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model (continued)

The following table lists 2020 Convertible notes and warrants and derivative warrant liabilities outstanding as at December 31, 2021:

Convertible notes – 2020 Convertible notes	$3,460,320
Derivative liability – 2020 January warrants	30,235
Derivative liability – 2020 May warrants	(347,087)
Derivative liability – 2020 June warrants	(104,903)
Derivative liability – 2020 August warrants	(1,164,084)
Derivative liability – 2020 December warrants	(50,263)
Derivative liability – 2020 Repayment warrants	74
Derivative liability – 2020 Settlement warrants	4,539
Balance, 2020 Convertible notes and warrants and derivative liabilities December 31, 2021	$1,828,831

Presented on the consolidated statements of financial position as:
2020 Convertible notes, warrants and derivative liabilities, current	$40,587
2020 Convertible notes, warrants and derivative liabilities, non-current	$1,788,244

The following table lists 2020 Convertible notes and warrants and derivative warrant liabilities outstanding as at December 31, 2020:

Convertible notes – 2020 Convertible notes	$2,616,202
Derivative liability – 2020 January warrants	11,347
Derivative liability – 2020 May warrants	(256,639)
Derivative liability – 2020 June warrants	(49,176)
Derivative liability – 2020 August warrants	(2,195,092)
Derivative liability – 2020 December warrants	1,184,291
Derivative liability – 2020 Repayment warrants	9,448
Derivative liability – 2020 Settlement warrants	201,673
Balance, 2020 Convertible notes and warrants and derivative liabilities December 31, 2020	$1,522,054

Presented on the consolidated statements of financial position as:
2020 Convertible notes, warrants and derivative liabilities, current	$37,525
2020 Convertible notes, warrants and derivative liabilities, non-current	$1,484,529

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

16.    DERIVATIVE WARRANT LIABILITY FROM FINANCING AND CONVERTIBLE NOTES (continued)

(e)     Warrants and Convertible Notes Model (continued)

The carrying amounts for the 2021 derivative warrant liability from financing are as follows:

February 2021 Warrants
Inception of the February 2021 Warrants (see Note 18(e))	$15,666,819
Deferred loss	(15,666,819)
Amortization of deferred loss	5,768,343
Fair value adjustment, unrealized gain	(15,261,310)
Balance, December 31, 2021	$(9,492,967)

Number of warrants outstanding as of December 31, 2021	18,000,000

Presented on the consolidated statements of financial position as:
Deferred loss on 2021 derivative warrant liabilities	$9,898,475
2021 Derivative warrant liabilities	$405,508

17.    INCOME TAXES

The relationship between the expected tax expense based on the combined federal and provincial income tax rate in Canada and the reported tax expense in the consolidated statement of comprehensive income can be reconciled as follows:

	For the years ended
	December 31,
	2021	2020	2019
Loss before income taxes	$(24,802,377)	$(29,219,098)	$(35,102,222)
Statutory tax rate	27.00%	27.00%	27.00%
Recovery of income taxes based on the combined Canadian federal and provincial statutory rates	(6,696,642)	(7,889,156)	(9,477,600)
Share-based remuneration	1,427,170	1,324,569	861,248
Unrealized gain on derivatives	(4,210,616)	(2,320,685)	—
Other permanent differences	1,461,840	(250,111)	190,097
Unrecognized deferred tax benefits	7,458,431	8,061,195	8,464,437
Difference in tax rates between foreign jurisdictions and Canada	646,509	550,131	(9,389)
Income tax (recovery)/ expense	$86,692	$(524,057)	$28,793

The significant increase in other permanent differences is due to the amortization of deferred loss on the 2020 and 2021 Financings.

The components of income tax expense are shown in the following table:

	For the years ended
	December 31,
	2021	2020	2019
Current tax	$86,692	$(524,057)	$28,793
Deferred tax	—	—	—
Income tax expense	$86,692	$(524,057)	$28,793

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

17.    INCOME TAXES (continued)

Recognized deferred tax assets and liabilities consist of the following:

	For the years ended
	December 31,
	2021	2020	2019
Investment tax credits	$464,888	$464,888	$464,888
Capital assets	3,376	4,287	7,392
Lease liability	123,211	224,249	194,528
Recognized deferred tax assets	$591,475	$693,424	$666,808
Set off of tax	(591,475)	(693,424)	(666,808)

Investment tax credits	$(464,888)	$(464,888)	$(464,888)
Capital assets	(3,376)	(4,287)	(7,392)
Right of use asset	(123,211)	(224,249)	(194,528)
Recognized deferred tax liabilities	$(591,475)	$(693,424)	$(666,808)
Set off of tax	$591,475	$693,424	$666,808

The Company recognizes tax benefits on losses or other deductible amounts where the probable criteria for recognition of the deferred tax assets has been met. The Company’s unrecognized deductible temporary differences and unused tax losses for which no deferred tax asst is recognized consist of the following amounts:

	For the years ended December 31,
	2021	2020	2019
Deductible temporary differences	$17,281,466	$10,616,227	$7,843,252
Unused tax credits	2,416,825	2,416,825	2,416,825
Tax losses	342,742,914	318,477,703	273,792,687
	$362,441,205	$331,510,755	$284,052,764

Unused tax losses for the Company and their expiry dates are as follows: There also losses in Israel and the US which are not subject to expiration.

Expiration Date	Amount
2023	6,038,836
2024	6,906,649
2025	18,105,259
2026	32,396,580
2027	135,245,992
2028	33,339,203
2029	15,799,773
2030	22,792,671
2031	14,421,890

US losses	$18,232,480
Israel losses	$39,463,581
$342,742,914

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL

All Common Shares are equally eligible to receive dividends and the repayment of capital and represent one vote at shareholders’ meetings. All Preferred Shares have no voting rights at shareholders’ meetings but on liquidation, winding-up or other distribution of the Company’s assets are entitled to participate in priority to Common Shares. There are no Preferred Shares issued and outstanding.

(a)     Authorized

Unlimited number of Common Shares without par value.

Unlimited number of Preferred Shares without par value.

The Company may issue its Preferred Shares from time to time in one or more series. The terms of each series of Preferred Shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all Preferred Shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(a)     Authorized (continued)

All share and per share amounts are net of share issuance costs and have been adjusted to retroactively reflect the impact of the September 18, 2018 reverse stock split on a 1 for 100 basis and the June 25, 2019 reverse stock split on a 1 for 10 basis.

	Common Shares		Contributed
	Number	Amount	Surplus
Balance, January 1, 2019	2,801,720	$304,460,533	$26,260,806
Common Shares issued from public offerings (i)	2,222,222	7,802,417	315,611
Common Shares issued from private placement (ii)	334,951	1,664,662	—
Common Shares issued from exercise Series B Warrants (iii)	223,304	16,931	—
Common Shares issued from exercise of Series C Warrants (iv)	822	1,186,027	—
Common Shares issued from exercise of 2017 Notes (v)	3,074,136	13,095,938	—
Common Shares issued from exchange of Series A and Series E Warrants (vi)	49,624	234,173	—
Share-based payments	—	—	3,189,808
Balance, December 31, 2019	8,706,779	$328,460,681	$29,766,225
Common Shares issued from public offerings Series A (vii)	1,185,000	4,111,950	—
Common Shares issued from exercise of Series B Pre-funded warrants (viii)	1,241,490	3,885,746	—
Transaction costs for both Series A and Series B	—	(462,880)	—
Broker warrants (See Note 18 (f))	—	(82,597)	82,597
Common Shares issued from Warrant conversion (ix)	672,937	969,133	—
Common Shares issued from conversion of 2017 Notes (x)	500,014	1,293,093	—
Common Shares issued from public offering (xi)	3,883,036	9,591,099	—
Transaction costs for public offering	—	(1,215,274)	—
Broker warrants (See Note 18 (f))	—	(162,467)	162,467
Common Shares issued from public offering (xii)	4,532,772	12,238,484	—
Transaction costs for public offering	—	(1,057,302)	—
Broker warrants (See Note 18 (f))	—	(242,989)	242,989
Common Shares issued from Warrant conversion (xiii)	1,925,049	7,718,346	—
Common Shares issued from public offering (xiv)	6,230,803	5,333,567	—
Transaction costs for public offering	—	(659,410)	—
Broker warrants (See Note 18 (f))	—	(96,114)	96,114
Common Shares issued from exercise of restricted share units	50,986	151,938	(151,938)
Common Shares issued from exercise of stock options	50	378	(174)
Share-based payments	—	—	4,846,776
Balance, December 31, 2020	28,928,916	$369,775,383	$35,045,056
Common Shares issued from public offering (xv)	36,000,000	72,000,000	—
Transaction costs for public offering	—	(5,131,089)	—
Broker warrants (See Note 18 (f))	—	(1,898,959)	1,898,959
Common Shares issued from warrant conversion (xvi)	125,000	417,092	—
Common Shares issued from warrant conversion (xvii)	1,828,479	3,287,736	—
Common Shares issued from exercise of restricted share units	772,334	1,423,294	(1,423,294)
Share-based payments	—	—	4,835,231
Balance, December 31, 2021	67,654,729	$439,873,457	$40,355,952
(i) During the year ended December 31, 2019, 2,222,222 Common Shares were issued for gross proceeds of $10,000,000 less $1,270,000 in underwriting commission, a $315,611 fair value charge for 144,444 Broker Warrants issued (see Note 18(e)) and $611,972 in other share issuance costs.
(ii) On May 16, 2019, the Company completed a private placement of (i) 15% original issue discount convertible notes with a face value of $11.5 million, for gross proceeds to the Company of $9,775,000, and (ii) 334,951 Common Shares of the Company at a price of $5.15 per Common Share, for net proceeds of $1,664,662.
(iii) During the year ended December 31, 2019, 223,304 Common Shares were issued on the exercise of 822,192 Series B Warrants. The related derivative liability of $16,931(see Note 16) was derecognized at the dates of exercise.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(a)     Authorized (continued)

(iv) During the year ended December 31, 2019, the remaining 822,192 Series C Warrants were exercised for 822 Common Shares, 822,192 Series A Warrants and 822,192 Series B Warrants and net cash proceeds of $1,186,027. The related derivative financial liability of $5,638 (see Note 16) was derecognized at the dates of exercise.
(v) During the year ended December 31, 2019, 3,074,136 Common Shares were issued on the conversion of $11,197,000 of aggregate principal amount of 2017 Notes. The $13,095,938 aggregate principal amount of 2017 Notes (see Note 16) was derecognized at the date of exercise.
(vi) During the year ended December 31, 2019, the Company entered into exchange agreements with the holders of the remaining Series A Warrants and Series E Warrants to issue 49,624 Common Shares for the surrender and cancellation of all 35,950,340 Series A Warrants and all 22,431,506 Series E Warrants outstanding on the basis of 0.00085 of a Common Share for each Warrant.
(vii) On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 Series A Units and 1,241,490 Series B units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of  $10,035,474, less $1,078,040 in underwriting commission, a $82,597 fair value charge for 157,721 Broker Warrants issued (see Note 18(f)) and $10,000 in other share issuance costs, of which $359,638 has been capitalized and $810,999  has been expensed through the income statement.
(viii) Between January 6,2020 and March 31, 2020, 1,241,490 Common Shares were issued on the conversion of Series B Pre-funded warrants from the January 6, 2020 registered direct offering
(ix) On May 28, 2020, the Company issued 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant.
(x) On May 26, 2020, 500,014 Common Shares were issued on the conversion of $1,016,000 of aggregate principal amount of 2017 Notes. The fair value of 2017 Notes related to this conversion (see Note 16) was derecognized at the date of exercise.
(xi) On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the “Units”) at a price of $2.973 per unit for aggregate gross proceeds to the Company of $11,544,266 less $923,774 in underwriting commission, a $505,268 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18 (f)), and $260,872 in other share issuance costs, of which $1,442,062 has been capitalized and $247,852 has been expensed through the income statement.
(xii) On August 12, 2020 the Company completed a registered direct offering of an aggregate 4,532,772 Common Shares at a price of $2.775 per Common Share for aggregate gross proceeds to the Company of $12,578,442 less $1,006,547 in underwriting commission, a $242,989 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18 (f)), and $238,718 in other share issuance costs, of which $1,190,370 has been capitalized and $297,884 has been expensed through the income statement.
(xiii) On July 23, 2020 and August 12,2020, 1,925,049 Commons shares were issued on the conversion of May 2020 warrants. Using the proceeds of $4,877,225, the Company has prepaid a portion of the 2019 Convertible Note.
(xiv) On December 8, 2020 the Company completed a registered direct offering of an aggregate 6,230,803 Common Shares at a price of $0.9801 per Common Share for aggregate gross proceeds to the Company of $6,106,810 less $488,545 in underwriting commission, a $96,114 fair value charge for Compensation Warrants “2020 Compensation Warrants” (see Note 18 (f)) and $178,968 in other share issuance costs and, of which $555,139 has been capitalized and $208,488  has been expensed through the income statement.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(a)     Authorized (continued)

(xv) During the year ended December 31, 2020, 50,986 common shares were issued for the exercise of RSUs.
(xvi) On February 12, 2021, the Company completed a registered direct offering of an aggregate 36,000,000 units at a price of $2.00 per unit for aggregate gross proceeds to the Company of $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants, and $917,900 in other share issuance costs,of which $7,030,048 has been capitalized and $1,546,811 has been expensed through the income statement.
(xvii) Between January 1, 2021 and March 31, 2021, 125,000 Common Shares were issued on the exercise of warrants in connection with the August 2020 Financing.
(xviii) Between January 1, 2021 and March 31, 2021, 1,828,479 Common Shares were issued on the exercise of warrants in connection with the December 2020 Financing.
(xix) During the year ended December 31, 2021, 772,334 common shares were issued for the exercise of RSUs.

(b)     Stock options

The Company adopted an equity-settled stock option plan under which the directors of the Company may grant options to purchase Common Shares to directors, officers, employees and service providers (the “optionees”) of the Company on terms that the directors of the Company may determine within the limitations set forth in the stock option plan. Effective June 4, 2018, at the Annual General Meeting (“AGM”), the board of directors and shareholders of the Company approved an amendment to the Company’s incentive stock option plan to increase the number of options available for grant under the plan to 15% of the number of Common Shares of the Company outstanding at any time.

Options under the Company’s stock option plan granted to directors, officers and employees vest immediately on the grant date, unless a vesting schedule is specified by the board. The directors of the Company have discretion within the limitations set forth in the stock option plan to determine other vesting terms on options granted to directors, officers, employees, and others. The minimum exercise price of a stock option cannot be less than the applicable market price of the Common Shares on the date of the grant and the options have a maximum life of ten years from the date of grant. The following table summarizes stock option activity for the respective years as follows:

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(b)     Stock options (continued)

		Weighted	Average
		average	remaining
	Number of	exercise	contractual life
	options	price	(years)
Options outstanding, January 1, 2019	369,726	$76.78	7.88
Options exercisable, January 1, 2019	146,263	$127.04	7.62
Granted	697,150	4.27
Cancelled/Forfeited	(13,344)	58.64
Expired	(1,867)	4,997.06
Options outstanding, December 31, 2019	1,051,665	$20.63	7.09
Options exercisable, December 31, 2019	398,596	$35.69	6.97
Granted	2,495,100	2.48
Exercised	(50)	4.10
Cancelled/Forfeited	(468,238)	23.10
Expired	(1,329)	3,498.28
Options outstanding, December 31, 2020	3,077,148	$4.10	7.19
Options exercisable, December 31, 2020	1,081,760	$6.01	6.93
Granted	5,993,050	$1.09
Cancelled/Forfeited	(1,966,983)	3.44
Expired	(64)	3,675.03
Options outstanding, December 31, 2021	7,103,151	$1.71	7.25
Options exercisable, December 31, 2021	1,878,532	$2.99	6.90

The following table lists the options outstanding as at December 31, 2021 by exercise price:

		Weighted average		Weighted average
	Options	remaining term	Options	remaining term
Exercise price	outstanding	(yrs)	exercisable	(yrs)
$0.60	1,710,050	7.96	339,910	7.96
$0.72	132,000	7.92	—	—
$0.84	551,000	7.62	—	—
$1.38	3,040,240	7.21	619,760	7.21
$2.11	298,750	6.73	153,250	6.73
$2.17	585,000	6.77	292,500	6.77
$2.42	448,625	6.48	228,813	6.48
$2.43 - $1,504	337,486	5.44	244,299	5.33
	7,103,151		1,878,532

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(b)     Stock Options (continued)

The following table lists the options outstanding as at December 31, 2020 by exercise price:

		Weighted average		Weighted average
	Options	remaining term	Options	remaining term
Exercise price	outstanding	(yrs)	exercisable	(yrs)
$2.11	486,875	7.72	138,125	7.72
$2.17	695,000	7.76	173,750	7.76
$2.27	1,500	7.61	1,500	7.61
$2.42	640,000	7.47	176,032	7.47
$3.35	493,766	7.05	133,495	7.05
$4.10	481,150	6.23	251,550	6.23
$4.11 - $3,878.39	278,857	6.07	207,308	6.01
	3,077,148		1,081,760

The following table lists the options outstanding as at December 31, 2019 by exercise price:

		Weighted average		Weighted average
	Options	remaining term	Options	remaining term
Exercise price	outstanding	(yrs)	exercisable	(yrs)
$4.10	561,050	7.23	140,450	7.23
$5.00	130,950	7.41	32,738	7.41
$8.80	88,800	6.92	59,242	6.92
$27.20	263,250	6.75	162,268	6.75
$27.30 - $9,276.86	7,615	4.71	3,898	3.69
	1,051,665		398,596

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(b)     Stock Options (continued)

During the year ended December 31, 2021, the Company recorded $2,426,971 as compensation expense for share-based compensation awarded to eligible optionees (years ended December 31, 2020 and 2019: $3,873,557 and $3,166,959, respectively). The Company used the Black-Scholes Option Pricing Model to estimate the fair value of the options at each measurement date using the following weighted average assumptions:

	2021	2020	2019
Weighted average fair value	$0.82	$1.99	$3.60
Weighted average exercise price	$1.09	$2.48	$4.30
Weighted average share price at grant	$1.09	$2.48	$4.30
Dividend yield	nil	nil	nil
Volatility	117%	124%	141%
Risk-free interest rate	0.91%	0.94%	1.51%
Expected life	4 years	4 years	4 years
Forfeiture rate	7.00%	7.00%	7.00%

(c)    Restricted share units

On December 2, 2019, the Company adopted a Restricted Share Unit (“RSU”) Plan which provides for RSUs to be awarded to directors, officers, employees and service providers. The maximum number of Common Shares authorized and reserved for issuance under the RSU Plan is equal to 5% of the issued and outstanding Common Shares of the Company. The shareholders of the Company approved the amended RSU Plan at the annual meeting of the shareholders on September 3, 2020, which falls within 12 months of the effective date of the RSU Plan.

The granting of RSUs is considered an equity-settled share-based payment transaction. The fair value of the grant was determined by multiplying the Company’s share price at the grant date by the number of RSUs granted and is recognized over the vesting period of the grant. The expense recognized for the year ended December 31, 2021, was $2,408,260 (years ended December 31, 2020 and 2019: $973,219 and $22,848, respectively). As of December 31, 2021, the total remaining unrecognized compensation cost related to RSUs amounted to approximately $1,222,145 which will be amortized over the remaining vesting periods.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(c)    Restricted share units (continued)

RSU transactions are summarized as follows:

		Weighted
		Average
		Grant Date
	Number of	Fair Value
	RSUs	Per Share
Outstanding, January 1, 2019	—	—
Granted	152,956	$2.98
Outstanding, December 31, 2019	152,956	$2.98
Granted	706,044	$2.72
Vested/Exercised	(50,986)	$0.85
Cancelled/Forfeited	(30,000)	$2.74
Outstanding, December 31, 2020	778,014	$2.76
Granted	2,900,000	$1.32
Vested/Exercised	(772,334)	$1.84
Cancelled/Forfeited	(251,999)	$1.81
Outstanding, December 31, 2021	2,653,681	$1.65

(d) Share appreciation rights

On September 22, 2020, the Company adopted a Share Appreciation Rights (“SAR”) Plan which provides for SARs to be awarded to directors, officers, employees and service providers. The granting of SARs is considered a cash-settled payment transaction. The fair value of the SAR is measured applying an option pricing model, taking into account the terms and conditions on which the SARs are granted. The liability of the SAR is measured initially at grant date and at the end of each reporting period until settled. The fair value of the SAR as of December 31, 2021, is $2,624,160 which will be recorded over the vesting period of the SAR. The Company recognizes a $450,583 expense at December 31, 2021.

SAR transactions are summarized as follows:

		Weighted Average
	Number of	Grant Date Fair
	SARs	Value Per Share
Outstanding, January 1, 2019 and 2020	—	—
Granted	1,811,768	$0.185
Outstanding, December 31, 2020	1,811,768	$0.185
Granted	5,600,000	$0.000
Cancelled	(1,811,768)	$0.185
Outstanding, December 31, 2021	5,600,000	$0.000

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(e)     Warrants

The following table lists the number of warrants issued on November 17, 2017 as well as the number issued, exercised, and exchanged since then and the remaining warrants outstanding at December 31, 2021.

	As at
	November 17,				As at December 31,
Warrants	2017	Issued	Exercised	Exchanged	2019, 2020 and 2021
Series A	25,676,368	10,273,972	—	(35,950,340)	—
Series B	25,676,368	10,273,972	(35,950,340)	—	—
Series C	10,273,972	—	(10,273,972)	—	—
Series D	3,573,830	—	(3,573,830)	—	—
Series E	22,431,506	—	—	(22,431,506)	—
Series F	22,431,506	—	(22,431,506)	—	—

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

On March 12, 2019, the Company entered into exchange agreements with the holders of all of its outstanding Series A Warrants and Series E Warrants, pursuant to which the Company issued an aggregate of 49,624 Common Shares for the surrender and cancellation of all of the Series A Warrants and Series E Warrants outstanding, on the basis of 0.085 of a Common Share for each Series A Warrant or Series E Warrant (the “Exchange”). Following completion of the Exchange, there are no longer any warrants outstanding from the 2017 Financings. Under IFRIC 19, the surrender and cancellation of Series A warrants and Series E warrants created a loss on extinguishment of $39,367 and $24,565, respectively.

On January 6, 2020, the Company completed a registered direct offering of an aggregate of 1,185,000 series A units (“Series A Units”) and 1,241,490 series B units (“Series B Units”): Series B Units at a price of $4.1351 per Series A Unit and $4.135 per Series B Unit for aggregate gross proceeds to the Company of $10,053,474. Each Series A Unit consists of one Common Share of Neovasc and one warrant (“January 2020 Warrant”). Each January 2020 Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$4.1351 at any time prior to four years following the date of issuance. Each Series B Unit consists of one pre-funded warrant (“Pre-Funded Warrant”) of Neovasc and one January 2020 Warrant. Each Pre-Funded Warrant entitles the holder to acquire one Common Share of Neovasc at a price of US$0.0001 at any time until the exercise in full of each Pre-Funded Warrant.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(e)     Warrants (continued)

All Pre-Funded Warrants were exercised between January 6, 2020 and March 31,2020. The January 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32  –  Financial instruments; presentation, the January 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $6,145,620 for the January 2020 Warrants and Pre-Funded Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of 1 years; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2021 of $172 for the January 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 2 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

On May 28, 2020, the Company issued an aggregate of 672,937 Exchange Shares for the surrender and cancellation of 2,176,490 January 2020 Warrants outstanding on the basis of approximately 0.3092 of an Exchange Share for each warrant. Subsequent to the exchange, 250,000 January 2020 Warrants remain outstanding.

On May 26, 2020, the Company granted 2,573,959 warrants with an exercise price of $2.634 and term of 4 years (“the May 2020 Warrants”). The May 2020 Warrants are convertible into Common Shares of the Company at the option of the holder (however, the holder may not own greater than 9.99% of the total outstanding Common Shares of the Company as a result of the conversion). The May 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise.  In accordance with IAS 32 – Financial instruments; presentation, the May 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $4,526,732 of the May 2020 Warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy. On July 23, 2020 1,424,049 May 2020 Warrants were exercised and on August 17, 2020 501,000 May 2020 Warrants were exercised leaving 648,910 May 2020 Warrants remaining. The total exercise proceeds of $4,877,225 net of interest and prepayment penalty has been applied to the principal of the 2019 Note. The fair value at on December 31, 2021 of $5,866 of the May 2020 Warrants were calculated using a binomial option pricing model and have been classified as level 3 in the fair value hierarchy.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(e)     Warrants (continued)

On May 28, 2020 the Company entered into a settlement agreement to issue 500,000 settlement warrants (“2020 Settlement Warrants”). Each Settlement Warrant entitles the holder to purchase one Common Share in the capital of the Company at an exercise price of $2.634 per Settlement Warrant for a period of 4 years following issuance and are subject to transfer/leak-out restrictions, including volume and public float restrictions. The 2020 Settlement Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32  –  Financial instruments; presentation, the 2020 Settlement Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $807,977 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy. The fair value on December 31, 2021 of $4,539 of the 2020 Settlement Warrants were calculated using the Cox Ross Rubinstein binomial tree model and have been classified as level 3 in the fair value hierarchy.

On June 16, 2020, the Company completed a registered direct offering of an aggregate 3,883,036 units (the “June 2020 Units”) at a price of $2.973 per unit for aggregate gross proceeds to the Company of $11,544,266 less $1,215,274 in underwriting commission, a $162,467 fair value charge for compensation warrants “June 2020 Compensation Warrants”, and $278,482 in other share issuance costs. Each June 2020 Unit consists of one Common Share of the Company and three-quarters of one warrant (each whole warrant, a “June 2020 Warrant”) to purchase one Common Share issuing 2,912,277 June 2020 Warrants in total. Each June 2020 Warrant entitles the holder to acquire one Common Share of the Company at a price of $2.88 at any time prior to June 16, 2025. The June 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the June 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $2,404,957 for the June 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2021 of $42,004 for the June 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 3 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

On July 23, 2020, the Company issued repayment warrants (“July 2020 Repayment Warrants”) to purchase up to 481,778 Common Shares at an exercise price of $7.50 per Common Share at any time prior to July 23, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value at issuance date of $134,718 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.29%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.54; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2021 of $54 for the July 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 2 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(e)     Warrants (continued)

On August 12, 2020, the Company completed a registered direct offering of an aggregate 4,532,772 units (the August 2020 Units") at a price of $2.775 per unit for aggregate gross proceeds to the Company of $12,578,442 less $1,057,302 in underwriting commission, a $242,989 fair value charge for Compensation Warrants “August 2020 Compensation Warrants”, and $109,918 in other share issuance costs. Each August 2020 Unit consists of one Common Share of the Company and three- quarters of one warrant (each whole warrant, an “August 2020 Warrant”) issuing 3,399,579 August 2020 Warrants in total. Each August 2020 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $2.69 per share at any time prior to August 12, 2025. The August 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the August 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $3,511,115 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of  0.32%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70%; and e) no expected dividend payments. 125,000 August 2020 Warrants have been exercised and there are 3,274,579 August 2020 Warrants outstanding at December 31, 2021. The fair value on December 31, 2021 of $54,308 for the August 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 3 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

On August 17, 2020, the Company issued repayment warrants (“August 2020 Repayment Warrants”, the July 2020 Repayment Warrants and the August 2020 Repayment Warrants collectively the “2020 Repayment Warrants”) to purchase up to 168,518 Common Shares at an exercise price of $7.50 per Common Share at any time prior to August 17, 2025. The exercise price is adjusted as the conversion price of the 2019 Note is adjusted. The fair value at issuance date of $27,002 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.31%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.13; d) expected volatility of 68%; and e) no expected dividend payments. The fair value on December 31, 2021 of $20 for the August 2020 Repayment Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 2 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(e)     Warrants (continued)

On December 8, 2020, the Company completed a registered direct offering of an aggregate 6,230,803 units (the “December 2020 Units”) at a price of $0.9801 per unit for aggregate gross proceeds to the Company of $6,106,810 less $659,410 in underwriting commission, a $96,114 fair value charge for compensation warrants “December 2020 Compensation Warrants”, and $178,968 in other share issuance costs. Each December 2020 Unit consists of one Common Share of the Company and one warrant (a “December 2020 Warrant”) to purchase one Common Share issuing 6,230,803 December 2020 Warrants in total. Each December Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $0.86 per share at any time prior to December 8, 2025. The December 2020 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the December 2020 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $2,051,657 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $0.86; d) expected volatility of 70%; and e) no expected dividend payments. 3,724,287 December 2020 Warrants have been exercised and there are 2,506,516 December 2020 Warrants outstanding at December 31, 2021. The fair value on December 31, 2021 of $445,092 for the December 2020 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 3 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

On February 12, 2021 the Company completed a registered direct offering of an aggregate 36,000,000 units (the February 2021 Units”) at a price of $2.00 per unit for aggregate gross proceeds to the Company of $72,000,000 less $5,760,000 in underwriting commission, a $1,898,959 fair value charge for compensation warrants “February 2021 Compensation Warrants”, and $917,900 in other share issuance costs. February 2021 Units consists of one Common Share of the Company and one half of one warrant (each whole warrant, a “February 2021 Warrant”) issuing 18,000,000 February 2021 Warrants in total. Each February 2021 Warrant entitles the holder to acquire one Common Share of the Company at an exercise price of $2.30 per share at any time prior to February 12, 2026. The February 2021 Warrants include a cashless exercise option which is effective only if the Company does not have an effective registration statement in the United States at the time of the exercise. In accordance with IAS 32 – Financial instruments; presentation, the February 2021 Warrants have been accounted for as derivative financial liabilities and measured at FVTPL. The fair value at issuance date of $15,666,819 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of 2 years; c) the price of the stock on the grant date of $2.29; d) expected volatility of 70%; and e) no expected dividend payments. The fair value on December 31, 2021 of $405,508 for the February 2021 Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.18%; b) expected life of 3 years; c) the price of the stock on December 31, 2021 of $0.47; d) expected volatility of 56.89%; and e) no expected dividend payments.

(f)     Broker Warrants

In February and March of 2019, the Company completed two $5 million underwritten public offerings and issued 144,444 broker warrants (“2019 Broker Warrants”) as part of the underwriter’s commission. The Company uses the Black-Scholes pricing model to calculate the fair value of the 2019 Broker Warrants. The fair value for the February 28, 2019 $5 million public offering and 72,222 2019 Broker Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.51%; b) expected life of three years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 81%; and e) no expected dividend payments. The fair value at issuance date for the March 15, 2019 $5 million public offering and 72,222 2019 Broker Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 2.43%; b) expected life of three years; c) the price of the stock on the grant date of $4.50; d) expected volatility of 82%; and e) no expected dividend payments.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

18.    SHARE CAPITAL (continued)

(f)     Broker Warrants (continued)

On January 6, 2020, the Company issued the January 2020 Broker Warrants to purchase up to 157,721 Common Shares at an exercise price of $5.1689 per Common Share at any time prior to January 6, 2023. The fair value at issuance date of $82,597 for the January 2020 broker warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 1.60%; b) expected life of one year; c) the price of the stock on the grant date of $3.47; d) expected volatility of 70%; and e) no expected dividend payments.

On June 16, 2020, the Company issued the June 2020 Compensation Warrants to purchase up to 252,397 Common Shares at an exercise price of $3.71 per Common Share at any time prior to June 16, 2025. The fair value at issuance date of $162,467 for the June 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk- free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $2.47; d) expected volatility of 70%; and e) no expected dividend payments.

On August 12, 2020, the Company issued the August 2020 Compensation Warrants to purchase up to 294,630 Common Shares at an exercise price of $3.47 per Common Share at any time prior to August 12, 2025. The fair value at issuance date of $242,989 for the August 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.32%; b) expected life of two years; c) the price of the stock on the grant date of $2.70; d) expected volatility of 70%; and e) no expected dividend payments.

On December 8, 2020, the Company issued the December 2020 Compensation Warrants to purchase up to 405,002 Common Shares at an exercise price of $1.22 per Common Share at any time prior to December 8, 2025. The fair value at issuance date of $96,114 for the December 2020 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $0.86; d) expected volatility of 70%; and e) no expected dividend payments.

On February 12, 2021, the Company issued the February 2021 Compensation Warrants to purchase up to 2,340,000 Common Shares at an exercise price of $2.50 per Common Share at any time prior to February 12, 2026. The fair value at issuance date of $1,898,959 for the February 2021 Compensation Warrants was computed using the Black-Scholes pricing model with the following assumptions: a) average risk-free interest rate of 0.33%; b) expected life of two years; c) the price of the stock on the grant date of $2.29; d) expected volatility of 70%; and e) no expected dividend payments.

19.    SEGMENT INFORMATION

The Company’s operations are in one business segment: the development, manufacturing and marketing of medical devices. Each of the Company’s product lines has similar characteristics, customers, distribution and marketing strategies, and are subject to similar regulatory requirements. Substantially all of the Company’s long-lived assets are located in Canada. The Company carries on business in Canada, the United States and Europe. The Company earns revenue from sales to customers in the following geographic locations:

	For the years ended December 31,
	2021	2020	2019
REVENUE
Europe	$2,310,747	$1,810,362	$1,863,032
Rest of the World	236,659	147,000	229,000
	$2,547,406	$1,957,362	$2,092,032

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

19.    SEGMENT INFORMATION (continued)

Sales to the Company’s three largest customers accounted for approximately 15%, 11% and 5% of the Company’s sales for the year ended December 31, 2021. Sales to the Company’s three largest customers accounted for approximately 13%, 13%, and 9% of the Company’s sales for the year ended December 31, 2020.  Sales to the Company’s three largest customers accounted for approximately 12%, 9%, and 8% of the Company’s sales for the year ended December 31, 2019.

20.    EMPLOYEE BENEFITS EXPENSE

	For the years ended December 31,
	2021	2020	2019
Salaries and wages	$8,504,373	$10,536,409	$9,583,936
Pension plan and employment insurance	419,414	506,025	458,276
Contribution to defined contribution pension plan	144,634	198,342	182,449
Health benefits	485,431	765,948	651,269
Cash-based employee expenses	$9,553,852	$12,006,724	$10,875,930
Employee termination expenses	210,893	—	26,050
Share-based payments	5,285,813	4,905,812	3,189,808
Total employee expenses	$15,050,558	$16,912,536	$14,091,788

21.    DEPRECIATION, SHARE-BASED PAYMENTS, EMPLOYEE AND OTHER EXPENSES

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

	For the years ended December 31,
	2021	2020	2019
EXPENSES
Selling expenses
Share-based payment	$685,273	$320,886	$188,930
Cash-based employee expenses	921,772	891,784	526,769
Other expenses	1,389,247	984,133	930,286
	$2,996,292	$2,196,803	$1,645,985

General and administrative expenses
Depreciation	307,015	280,949	182,202
Share-based payments	3,801,729	2,820,369	1,748,660
Cash-based employee expenses	3,218,867	3,149,313	2,725,814
Employee termination expenses	210,893	—	26,050
Write down of fixed assets for obsolescence	593,622	—	—
Litigation expenses	921,564	284,729	81,171
Accretion on collaboration, license and settlement agreements provision	63,400	308,938	693,047
Legal expenses and underwriters fees from financing activities	1,546,811	3,617,485	1,089,245
Other expenses	3,992,056	3,619,370	3,467,543
	$14,655,957	$14,081,153	$10,013,732

Product development and clinical trials expenses
Depreciation	363,962	487,152	459,419
Share-based payments	798,811	1,764,557	1,252,218
Cash-based employee expenses	5,413,213	7,965,627	7,623,347
Other expenses	8,873,015	10,184,259	10,685,975
	$15,449,001	$20,401,595	$20,020,959
TOTAL EXPENSES	$33,101,250	$36,679,551	$31,680,676
Depreciation per Statements of Cash Flows	$670,977	$768,101	$641,621
Share-based payments per Statements of Cash Flows	$5,285,813	$4,905,812	$3,189,808
Cash-based employee expenses (see Note 20)	$9,553,852	$12,006,724	$10,875,930

22.    LOSS PER SHARE

Both the basic and diluted loss per share have been calculated using the loss attributable to shareholders of the Company as the numerator. The weighted average number of Common Shares outstanding used for basic loss per share for the year ended December 31, 2021, amounts to 62,973,995 (years ended December 31, 2020 and 2019: 16,667,810 and 6,511,672, respectively).

	For the years ended December 31,
	2021	2020	2019
Weighted average number of Common Shares	62,973,995	16,667,810	6,511,672
Loss for the year	$(24,889,069)	$(28,695,041)	$(35,131,015)
Basic and diluted loss per share	$(0.40)	$(1.72)	$(5.40)

Instruments that could potentially have a dilutive effect on the Company’s weighted average shares outstanding include all of the outstanding convertible notes, restricted share units, stock options, stock appreciation rights, and warrants. These instruments are currently excluded from the calculation of diluted earnings per share as they are antidilutive for the periods presented.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

23.    RELATED PARTY TRANSACTIONS

The Company’s key management personnel include members of the board of directors, executive officers, and former executive officers. The Company provides salaries or cash compensation, and other non-cash benefits to directors and executive officers.

	For the years ended December 31,
	2021	2020	2019
Short-term employee benefits
Employee salaries and bonuses	$2,729,475	$2,348,709	$2,235,926
Directors fees	270,000	265,833	245,000
Social security and medical care costs	95,456	80,949	77,284
	3,094,931	2,695,491	2,558,210
Post-employment benefits
Contributions to defined contribution pension plan	34,209	36,114	32,435

Share-based payments	3,332,809	1,726,690	1,555,857

Total key management remuneration	$6,461,949	$4,458,295	$4,146,502

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

24.    CONTINGENT LIABILITIES AND PROVISIONS

Litigation

Litigation resulting from third party claims has been, and may be, costly and time-consuming and could divert the attention of management and key personnel from our business operations. Although we intend to vigorously defend ourselves against any pending claims, and future claims that may occur, we cannot assure that we will succeed in appealing and defending any of these claims and that judgments will not be upheld against us. If we are unsuccessful in our appeal and defense of these claims or unable to settle the claims in a manner satisfactory to us, we may be faced with significant loss of intellectual property rights that could have a material adverse effect on the Company and its financial condition.

Claims by CardiAQ in Germany

On June 23, 2014, Edwards Lifesciences CardiAQ LLC (“CardiAQ”) filed a complaint against Neovasc in Munich, Germany (the “German Court”) requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. After a hearing held on December 14, 2016, the German Court rendered its decision on June 16, 2017, granting co-ownership of the European patent application to CardiAQ but denying their claim for full entitlement. On July 14, 2017, Neovasc filed a notice of appeal against the German Court’s decision with the Appeals Court of Munich (the ‘Appeals Court’). On July 20, 2017, CardiAQ filed a notice of appeal with the same court. The decision of the Appeals Court of Munich was rendered on March 21, 2019, wherein it amended the decision of the German Court and dismissed the complaint of CardiAQ in full. On March 30, 2020, the German Supreme Court granted CardiAQ leave to appeal the Appeals Court decision and at a hearing held on August 4, 2020 the German Supreme Court set aside the prior decision of the Appeals Court and remanded the matter back to the Appeals Court for a new hearing and decision.The hearing at the Appeals Court was held on February 25, 2021.

On May 20, 2021, the Appeals Court has upheld the first instance judgment of the German Court of June 16, 2017, in which the court had found that CardiAQ had contributed in part to the invention of the Tiara and awarded to CardiAQ co-entitlement rights to the disputed Tiara European patent application.  There are no monetary awards associated with these matters (except for a decision on the statutory costs of the proceedings) and no damages award was recognized.  Regarding the statutory costs of the proceedings, both parties bear 50% of the costs of the appeal proceedings before the Appeals Court.  Neovasc bears the costs of the 2nd appeal proceedings before the German Supreme Court and 50% of the court fees of the first instance proceedings.  Neovasc has not appealed this decision to preserve capital and move forward with our new strategic activities.  The decision is now final.

Claims by CardiAQ in the United States

On March 24, 2017, CardiAQ filed a related lawsuit in the in the U.S. District Court for the District of Massachusetts (the “Court”), asserting two claims for correction of patent inventorship as to Neovasc’s U.S. Patents Nos. 9,241,790 and 9,248,014. On October 4, 2017, CardiAQ amended its pleading to add a third claim for correction of patent inventorship as to Neovasc’s U.S. Patent No. 9,770,329. The lawsuit did not seek money damages and would not have prevented the Company from practicing these patents. The Company moved to dismiss the complaint on November 16, 2017, and the Court denied this motion on September 28, 2018. On April 17, 2019, the Company resolved the three claims for correction of patent inventorship and, without reaching conclusion on the merits of the claims, the parties agreed to the correction of patent inventorship and added co-inventors to the three patents in question. Each party will bear its own costs. There were no monetary awards associated with these matters and no damages award was recognized.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

24.    CONTINGENT LIABILITIES AND PROVISIONS (continued)

Other Matters

By way of Amended Statement of Claim in Federal Court of Canada Action T-1831-16 (the “Action”), Neovasc Inc. and Neovasc Tiara Inc. (the “Neovasc Defendants”) were added as defendants to an existing action commenced by Edwards Lifesciences PVT, Inc. and Edwards Lifesciences (Canada) Inc. (collectively the “Edwards Plaintiffs”) against Livanova Canada Corp., Livanova PLC, Boston Scientific and Boston Scientific Ltd. (collectively, the “BSC/Livanova Defendants”). The Action was first filed in October 2016 and first concerned an allegation by the Edwards Plaintiffs that the manufacturing, assembly, use, sale and export of the Lotus Aortic Valve devices by the BSC/Livanova Defendants infringes on the Edwards Plaintiffs’ patents. In February 2017, the Neovasc Defendants were added to the Edwards Plaintiffs’ claim making related allegations. On January 22, 2019, the Company announced that pursuant to a settlement reached with the Edwards Plaintiffs, the patent infringement action that the Edwards Plaintiffs had previously commenced in the Federal Court of Canada against the Neovasc Defendants, Boston Scientific and Livanova, has been dismissed on a no-costs basis. No damages award was recognized.

On August 3, 2018, the Company announced that it had entered into a collaboration and licensing agreement with Penn Medicine and the Gorman Cardiovascular Research Group at the University of Pennsylvania (collectively, “UPenn”), which resolved certain potential claims against the Company that had been previously disclosed. The collaboration and licensing agreement with UPenn contemplates certain fees being paid by Neovasc to UPenn, including fees in installments totaling $2.65 million over the three years following the agreement’s execution. In addition, Neovasc agreed to pay UPenn a royalty of 1.0-1.5% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the collaboration and licensing agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the collaboration and licensing agreement, certain potential claims against the Neovasc Defendants were resolved.

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

On September 7, 2018, Endovalve Inc. and Micro Interventional Devices, Inc. (collectively, “Endovalve”) filed a complaint in the United States District Court for the District of New Jersey against the Neovasc Defendants, alleging claims for trade secret misappropriation, breach of contract, and unfair competition. Endovalve alleged that it was a former customer of Neovasc Inc., and that the Neovasc Defendants improperly used trade secrets in the development of Tiara. The complaint sought injunctive relief, money damages, and attorneys’ fees. On February 20, 2019, the Company announced that it had entered into a settlement agreement with Endovalve. The settlement agreement with Endovalve contemplates certain fees being paid by Neovasc to Endovalve, including settlement fees in installments totaling $3 million over the two and a half years following the agreement’s execution. In addition, Neovasc agreed to pay Endovalve a royalty of 1.3% on the annual net sales of the Tiara following the first commercial sale of the Tiara. Also contained in the settlement agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy out these royalty obligations. As part of the settlement agreement, the claims against the Neovasc Defendants were dismissed with prejudice.

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

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

24.    CONTINGENT LIABILITIES AND PROVISIONS (continued)

Shareholder Litigation

On November 5, 2020, a putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc Inc. (“Neovasc”), Fred Colen, Neovasc’s CEO, and Christopher Clark, Neovasc’s CFO: Gonzalez v. Neovasc Inc., et al., Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Gonzalez Action”). The complaint in the Gonzalez Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between November 1, 2019 and October 27, 2020, inclusive. On November 25, 2020, a second putative shareholder class action lawsuit was filed in the United States District Court for the Southern District of New York against Neovasc and Messrs. Colen and Clark: Siple v. Neovasc Inc., et al., Case No. 1:20-cv-09948 (S.D.N.Y.) (the “Siple Action”). The complaint in the Siple Action purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and October 27, 2020, inclusive.

The complaints in both the Gonzalez Action and the Siple Action contain similar allegations that the defendants made materially false and/or misleading statements, as well as failed to disclose material adverse facts about Neovasc’s business, operations, and prospects. Specifically, the complaints’ allegations relate to the premarket approval process with the U.S. Food and Drug Administration for Neovasc’s Reducer medical device for the treatment of refractory angina. Both complaints assert the same two causes of action: (i) a violation of Section 10(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen and Clark.

On January 26, 2021, the court issued an order consolidating the Gonzalez Action and the Siple Action under a new case style: In re Neovasc Inc. Securities Litigation, Case No. 7:20-cv-09313 (S.D.N.Y.) (the “Consolidated Action”). The order also appointed Pratap Golla as Lead Plaintiff and the law firms of Pomerantz LLP and Holzer & Holzer LLC as Co-Lead Counsel for the Class in the Consolidated Action. The order further directed Lead Plaintiff to file a Consolidated Amended Complaint in the Consolidated Action. On March 19, 2021, Lead Plaintiff filed a Consolidated Amended Complaint.

The Consolidated Amended Complaint names Neovasc, Messrs. Colen and Clark, Bill Little, and Shmuel Banai as defendants.  The Consolidated Amended Complaint purports to bring suit on behalf of a class consisting of all persons and entities that purchased or otherwise acquired Neovasc securities between October 10, 2018 and January 15, 2021, inclusive. The Consolidated Amended Complaint contains allegations similar to the complaints in the Gonzalez Action and the Siple Action and asserts the same two causes of action: (i) a violation of Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder against all defendants; and (ii) a violation of Section 20(a) of the Exchange Act against Messrs. Colen, Clark, Little, and Banai.

Defendants’ motion to dismiss the Consolidated Amended Complaint was served on June 14, 2021. On February, 1, 2022, at the conclusion of oral argument on Defendants’ motion to dismiss, the Consolidated Amended Complaint was dismissed in its entirety with prejudice and without leave to amend.

25.    GOVERNMENT ASSISTANCE

The Company’s application for the Paycheck Protection Program (PPP) loan in 2020 for approximately $530,000 was approved and forgiven by the U.S. Small Business Administration in the same year. This program helps businesses keep their workforce employed during the COVID-19 crisis by providing relief in the form of a forgivable loan used for payroll costs. The amount is advanced in the form of a loan that is forgivable if the borrowers, being certain wholly-owned subsidiaries of the Company, allocate the funds principally for the purposes of retaining employees in the U.S. through the payment of payroll and group health care benefits costs and other expenses in accordance with the loan agreement. As a wholly forgivable loan, this amount was recorded as Other Income on the Statement of Loss and Comprehensive Loss in the period in which it was forgiven.

In response to the negative economic impact of COVID-19, the Government of Canada announced the Canada Emergency Wage Subsidy (“CEWS”) and Canada Emergency Rent Subsidy (“CERS”) programs in April 2020, retroactive to March 15, 2020. CEWS and CERS provide wage and rent subsidies respectively to eligible employers based on certain criteria, including demonstration of revenue declines as result of COVID-19. The Company has determined that it has qualified for these subsidies for certain periods from March 15, 2020 through September 2021, and has, accordingly, applied for the CEWS and CERS. The submissions were approved, and the Company received approximately $484,918 from the CEWS and CERS programs in 2021 ($765,715 in 2020) recorded as Other Income on the Statements of Loss and Comprehensive Loss.

NEOVASC INC.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2021, 2020 and 2019

(Expressed in U.S. dollars)

26.    SUBSEQUENT EVENTS

On February 1, 2022, the Consolidated Amended Shareholder Class Action Complaint was dismissed in its entirety with prejudice and without leave to amend. On February 22, 2022, the Lead Plaintiff filed an appeal to the United States Court of Appeals for the Second Circuit. (See “Shareholder Litigation”).

27    AUTHORIZATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the years ended December 31, 2021, 2020 and 2019 (including comparatives) were approved by the board of directors on March 9, 2022.

/
/s/ Chris Clark
Chris Clark, Chief Financial Officer

/s/ Paul Geyer
Paul Geyer, Director